As filed with the Securities and Exchange Commission on May 14, 2008
Registration No. 333-[  ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Patriot Coal Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1220	20-5622045
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141
Telephone: (314) 275-3600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph W. Bean, Esq.
Senior Vice President, General Counsel & Corporate Secretary
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141
Telephone: (314) 275-3600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

William L. Taylor, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum
of Securities to Be Registered(1)	Amount to Be Registered	Offering Price per Unit	Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share (and associated Series A Junior Participating Preferred Stock purchase rights)	11,901,729(2)	N/A	$166,200,000(3)	$6,532(4)

(1)	This Registration Statement relates to securities of the registrant issuable to holders of common stock, par value $0.01 per share (“Magnum common stock”), of Magnum Coal Company, a Delaware corporation (“Magnum”), in the proposed merger of Colt Merger Corporation, a Delaware corporation and a wholly owned subsidiary of the registrant (“Colt Merger Corp.”), with and into Magnum. As of the date hereof, rights (the “Rights”) to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Agreement dated as of October 22, 2007, as amended, between the registrant and American Stock Transfer & Trust Company, as Rights Agent, are attached to and trade with the common stock, par value $0.01 per share, of the registrant. The value of the attributable Rights, if any, is reflected in the market price of the registrant’s common stock.

(2)	Represents the maximum number of shares issuable in connection with the merger as set forth in the Agreement and Plan of Merger, dated as of April 2, 2008, among the registrant, Magnum, Colt Merger Corp. and ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P., acting jointly, as stockholder representative.

(3)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rule 457(f) under the Securities Act. In accordance with Rule 457(f)(2) under the Securities Act, the proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the book value of shares of Magnum common stock (the securities to be cancelled in the merger) as of February 29, 2008, the latest practicable date prior to the date of filing of this Registration Statement.

(4)	Calculated in accordance with Rule 457(f) under the Securities Act.

Information contained herein is subject to completion or amendment. A registration statement relating to the offer and sale of these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY PROXY STATEMENT/PROSPECTUS DATED MAY 14, 2008, SUBJECT TO COMPLETION

12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141

[     ], 2008

Dear Patriot Stockholder:

We cordially invite you to attend a special meeting of the stockholders of Patriot to be held at [     ], [     ] on [     ], 2008 at [     ] a.m., local time.

On April 2, 2008, Patriot Coal Corporation entered into an Agreement and Plan of Merger with Magnum Coal Company, Colt Merger Corporation, which is a wholly owned subsidiary of Patriot, and ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P., acting jointly, as stockholder representative. Magnum is a privately held company whose majority stockholders are ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P. At the effective time of the merger contemplated by the merger agreement, Colt Merger Corporation will merge with and into Magnum, and as a result Magnum will become a wholly owned subsidiary of Patriot. If the merger is completed, the issued and outstanding shares of the common stock of Magnum at the time of the merger will be converted into the right to receive up to 11,901,729 shares of the common stock, par value $0.01 per share, of Patriot, subject to downward adjustment in limited circumstances. The Patriot common stock issuable in the merger represents approximately 31% of the sum of the number of outstanding shares of Patriot common stock as of the date of the merger agreement plus the number of shares of Patriot common stock to be issued in the merger. Pursuant to the rules of the New York Stock Exchange, the principal securities exchange on which Patriot common stock is listed, the issuance of Patriot common stock in the merger requires approval of Patriot’s stockholders because the issuance exceeds 20% of the number of shares of Patriot common stock outstanding prior to the issuance.

At the special meeting, you will be asked to consider and vote on the proposal to approve the issuance of shares of Patriot common stock issuable to the holders of Magnum common stock pursuant to the merger agreement.

The board of directors of Patriot has determined that the merger agreement and the merger are advisable and in the best interests of Patriot stockholders and has approved and adopted the merger agreement and the merger. Accordingly, the board of directors of Patriot recommends that you vote “FOR” approving the issuance of Patriot common stock issuable to the holders of Magnum common stock pursuant to the merger agreement.

Your vote is very important. We cannot complete the merger without the approval of the issuance of Patriot common stock issuable to the holders of Magnum common stock in the merger. This approval requires the affirmative vote of a majority of the votes cast by all Patriot stockholders at the special meeting where the total vote cast represents over fifty percent in interest of the Patriot common stock entitled to vote on the issuance. Even if you plan to attend the special meeting, we recommend that you submit your proxy so that your vote will be counted if you later decide not to attend the meeting. You can also authorize the voting of your shares via the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. If you hold shares through the Patriot Coal Corporation 401(k) Retirement Plan, your proxy will also serve as voting instructions to the trustee of the plan. If you hold your shares in “street name” through a broker, you should follow the procedures provided by your broker.

The accompanying proxy statement/prospectus explains the proposed merger in greater detail. We urge you to read this proxy statement/prospectus, including the matters discussed under “Risk Factors” beginning on page 19, carefully.

Sincerely,

Richard M. Whiting
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/prospectus or the Patriot common stock to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [  ], 2008
and is first being mailed to Patriot stockholders on or about [  ], 2008.

ABOUT THIS DOCUMENT

This proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-[  ]) filed by Patriot with the Securities and Exchange Commission. It constitutes a prospectus of Patriot under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, with respect to the shares of Patriot common stock to be issued to Magnum stockholders in the merger. In addition, it constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder, and a notice of meeting with respect to the Patriot special meeting of stockholders at which Patriot stockholders will consider and vote on the proposal to approve the issuance of Patriot common stock issuable to the holders of Magnum common stock in the merger.

PATRIOT COAL CORPORATION
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [  ], 2008

To the Stockholders of Patriot Coal Corporation:

A special meeting of stockholders of Patriot Coal Corporation will be held at [     ], [     ] on [     ], 2008 at [     ] a.m., local time. The meeting will be held for the following purposes:

1. To vote on the proposal to approve the issuance of up to 11,901,729 shares of Patriot common stock to the holders of common stock of Magnum Coal Company pursuant to the Agreement and Plan of Merger dated as of April 2, 2008, among Patriot, Magnum, Colt Merger Corporation, which is a wholly owned subsidiary of Patriot, and ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P., acting jointly, as stockholder representative; and

2. To transact such other business as may properly come before the meeting or any properly reconvened meeting following an adjournment or postponement thereof.

Only stockholders of record at the close of business on [     ], 2008 will be entitled to vote at the special meeting either in person or by proxy. Each of these stockholders is cordially invited to be present and vote at the special meeting in person.

Registration for the special meeting will begin at [  ] a.m., local time. Each stockholder may be asked to present valid picture identification, such as a driver’s license or passport. If you own shares in “street name” and you wish to vote at the special meeting in person, you will need to ask your bank or broker for an admission card in the form of a confirmation of beneficial ownership. You will need to bring a confirmation of beneficial ownership with you to vote at the special meeting. If you do not receive your confirmation of beneficial ownership in time, bring your most recent brokerage statement with you to the special meeting. We can use that to verify your ownership of Patriot common stock and admit you to the meeting; however, you will not be able to vote your shares at the meeting without a confirmation of beneficial ownership.

Your vote is very important. We cannot complete the merger without the approval of the issuance of Patriot common stock issuable to the holders of Magnum common stock in the merger. Whether you expect to attend the special meeting or not, please complete, sign, date and promptly return the enclosed proxy card in the accompanying envelope. You can also authorize the voting of your shares via the Internet by visiting the website www.voteproxy.com and following the voting instructions provided or by telephone from the United States, Canada or Puerto Rico, by dialing 1-800-PROXIES and following the recorded instructions. The telephone and Internet voting facilities for the stockholders of record of all shares, other than those held in the Patriot Coal Corporation 401(k) Retirement Plan, close at 10:59 p.m. Central Time on [     ], 2008. The Internet and telephone voting procedures are designed to authenticate stockholders by use of a control number and to allow you to confirm your instructions have been properly recorded.

If you hold shares of Patriot common stock in the Patriot Coal Corporation 401(k) Retirement Plan, you will receive a single proxy/voting instruction card with respect to all shares registered in your name, whether inside or outside of the plan. If your accounts inside and outside of the plan are not registered in the same name, you will receive a separate proxy/voting instruction card with respect to the shares credited in your plan account. Voting instructions regarding plan shares must be received by 3:00 p.m. Central Time on [     ], 2008, and all telephone and Internet voting facilities with respect to plan shares will close at that time. If you hold your shares in “street name” through a broker, you should follow the procedures provided by your broker. Your prompt response is necessary to assure that your shares are represented at the special meeting.

The board of directors of Patriot recommends that you vote “FOR” approving the issuance of Patriot common stock issuable to the holders of Magnum common stock pursuant to the merger agreement.

Joseph W. Bean
Senior Vice President, General Counsel & Corporate Secretary

[          ], 2008

ii

Page

DESCRIPTION OF PATRIOT CAPITAL STOCK	219
COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF PATRIOT AND COMMON STOCKHOLDERS OF MAGNUM	225
LEGAL MATTERS	231
EXPERTS	231
OTHER MATTERS	231
WHERE YOU CAN FIND MORE INFORMATION	232
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	233
Annexes
Annex A — Agreement and Plan of Merger
Annex B — Voting and Standstill Agreement
Annex C — Opinion of Lehman Brothers
Annex D — Opinion of Duff & Phelps, LLC
Annex E — Patriot Financial Statements
Annex F — Magnum Financial Statements

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE TRANSACTION

The following section provides answers to frequently asked questions about the transaction. This section, however, provides only summary information. Patriot urges you to read carefully the remainder of this proxy statement/prospectus, including the annexes to this proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you regarding the merger and the issuance of Patriot common stock being considered at the special meeting. References in this proxy statement/prospectus to “you” refer to Patriot stockholders and references to “we” or “us” refer to Patriot. References in this proxy statement/prospectus to Patriot refer to Patriot and its subsidiaries, and references to Magnum refer to Magnum and its subsidiaries, in each case, unless the context otherwise requires.

Q:	What is the transaction?

A:	Patriot has entered into an Agreement and Plan of Merger dated as of April 2, 2008, among Patriot, Magnum Coal Company, Colt Merger Corporation, a wholly owned subsidiary of Patriot, and ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P., acting jointly, as stockholder representative. In the merger, Colt Merger Corporation will merge with and into Magnum, with Magnum surviving the merger and becoming a wholly owned subsidiary of Patriot. In the merger, up to 11,901,729 shares of Patriot common stock will be issued to Magnum stockholders.

Q:	What is this document?

A:	This document constitutes a proxy statement and a notice of meeting with respect to the Patriot special meeting of stockholders at which Patriot stockholders will consider and vote on the proposal to approve the issuance of Patriot common stock issuable to the holders of Magnum common stock in the merger. This document also constitutes a prospectus of Patriot with respect to the shares of Patriot common stock to be issued to Magnum stockholders pursuant to the merger agreement.

Q:	What am I being asked to vote on?

A:	You are being asked to vote on the proposed issuance of up to 11,901,729 shares of Patriot common stock to the holders of common stock of Magnum Coal Company pursuant to the merger agreement. The merger cannot be completed without the approval of the issuance of Patriot common stock issuable to the holders of Magnum common stock pursuant to the merger agreement.

Q:	Why is approval by Patriot stockholders required for this transaction?

A:	The Patriot common stock issuable in the merger represents approximately 31% of the sum of the number of outstanding shares of Patriot common stock as of the date of the merger agreement plus the number of shares of Patriot common stock to be issued in the merger. The rules of the New York Stock Exchange, the principal securities exchange on which Patriot common stock is listed, require Patriot stockholder approval of the issuance because the issuance exceeds 20% of the number of shares of Patriot common stock outstanding prior to such issuance.

Q:	How does the board of directors of Patriot recommend that I vote?

A:	The board of directors of Patriot recommends that you vote “FOR” approving the issuance of Patriot common stock issuable to the holders of Magnum common stock pursuant to the merger agreement.

Q:	Who can vote at the special meeting?

A:	You can vote at the special meeting if you owned shares of Patriot common stock at the close of business on [ ], 2008, the record date for the special meeting. At the close of business on the record date, [ ] shares of Patriot common stock were outstanding.

Q:	What vote of Patriot stockholders is required to approve the issuance of Patriot common stock?

A:	The approval of the issuance of Patriot common stock issuable to the holders of Magnum common stock pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast by all Patriot stockholders at the special meeting where the total vote cast represents over fifty percent in interest of the

Patriot common stock entitled to vote on the issuance. Because the required vote of Patriot stockholders is based upon the number of votes cast, rather than upon the number of shares of Patriot common stock outstanding, any shares for which a holder does not submit a proxy or vote in person at the special meeting, including abstentions and broker non-votes, will not be counted in connection with the proposal to approve the issuance of the Patriot common stock issuable pursuant to the merger agreement and will not be treated as a vote cast at the special meeting for purposes of determining whether the vote cast represents over fifty percent in interest of the Patriot common stock entitled to vote on the issuance. Also, failure to submit a proxy or to attend the special meeting could result in the failure to obtain a quorum for the special meeting, which is necessary to hold the meeting. The presence of stockholders at the meeting, in person or by proxy, representing a majority of Patriot’s issued and outstanding common stock constitutes a quorum.

Q:	Where and when is the special meeting of Patriot stockholders?

A:	The special meeting will be held at [ ], [ ] on [ ], 2008 at [ ] a.m., local time.

Q:	What do I need to do now?

A:	If you are a stockholder of record, after carefully reading and considering the information contained in this proxy statement/prospectus, please complete, sign and date your proxy and return it in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting. If you sign and send in your proxy and do not indicate how you wish to vote, Patriot will count your proxy as a vote in favor of the issuance of Patriot common stock pursuant to the merger agreement. You can also authorize the voting of your shares via the Internet by visiting the website www.voteproxy.com and following the instructions provided or by telephone from the United States, Canada or Puerto Rico, by dialing 1-800-PROXIES and following the recorded instructions. The telephone and Internet voting facilities for the stockholders of record of all shares, other than those held in the Patriot Coal Corporation 401(k) Retirement Plan, close at 10:59 p.m. Central Time on [ ], 2008. The Internet and telephone voting procedures are designed to authenticate stockholders by use of a control number and to allow you to confirm your instructions have been properly recorded.

If you hold Patriot shares through the Patriot Coal Corporation 401(k) Retirement Plan or in “street name” through a broker, see the discussion below.

Q:	If I hold Patriot shares through the Patriot Coal Corporation 401(k) Retirement Plan, how will my shares be voted?

A:	If you hold shares of Patriot common stock in the Patriot Coal Corporation 401(k) Retirement Plan, you will receive a single proxy/voting instruction card with respect to all shares registered in your name, whether inside or outside of the plan. If your accounts inside and outside of the plan are not registered in the same name, you will receive a separate proxy/voting instruction card with respect to the shares credited in your plan account. Voting instructions regarding plan shares must be received by 3:00 p.m. Central Time on [ ], 2008, and all telephone and Internet voting facilities with respect to plan shares will close at that time. Your proxy will serve as voting instructions to Vanguard Fiduciary Trust Company, trustee of the plan. Plan participants should indicate their voting instructions to the trustee by completing and returning the proxy/voting instruction card, by using the toll-free telephone number or by indicating their instructions over the Internet. All voting instructions from plan participants will be kept confidential.

If you submit a valid proxy by mail, telephone or the Internet, your shares held through the Patriot Coal Corporation 401(k) Retirement Plan will be voted as instructed by you in accordance with that proxy. If you submit a proxy and do not indicate how you wish to vote, the trustee of the plan will vote your shares in favor of the issuance of Patriot common stock pursuant to the merger agreement. If you do not submit a valid proxy by 3:00 p.m. Central Time on [ ], 2008, your shares held through the Patriot Coal Corporation 401(k) Retirement Plan will be voted in the same proportion as those shares in the Patriot Coal Corporation 401(k) Retirement Plan for which voting instructions have been received.

Q:	If my Patriot shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your Patriot shares only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted and will have no effect on the vote for the proposal to approve the issuance of Patriot common stock pursuant to the merger agreement and will not be treated as a vote cast at the special meeting for purposes of determining whether the vote cast represents over fifty percent in interest of the Patriot common stock entitled to vote on the issuance.

Q:	Can I change my vote?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. If you are a stockholder of record, you can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new valid proxy bearing a later date by the Internet, telephone or mail. If you choose to send a written notice or to mail your new proxy, you must submit your notice of revocation or your new proxy to Patriot Coal Corporation at 12312 Olive Boulevard, Suite 400, St. Louis, Missouri 63141, Attention: Corporate Secretary. Third, you can attend the special meeting and vote in person the shares you own of record. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

If you hold shares of Patriot common stock through the Patriot Coal Corporation 401(k) Retirement Plan you may change your voting instructions to the plan trustee by submitting a new valid proxy bearing a later date by the Internet, telephone or mail. To allow sufficient time for voting by the plan trustee, any changes in your voting instructions must be received by 3:00 p.m., Central Time, [ ], 2008.

If your shares are held in “street name”, you may change your vote by submitting new voting instructions to your broker in accordance with the procedures established by it. Please contact your broker and follow its directions in order to change your vote.

Q:	What do I need to do to attend the Special Meeting?

A:	If you are a stockholder of record or a participant in the Patriot Coal Corporation 401(k) Retirement Plan, your admission card is attached to your proxy card or voting instruction form. You will need to bring this admission card with you to the special meeting. If you own shares in “street name” and you wish to vote at the special meeting in person, you will need to ask your bank or broker for an admission card in the form of a confirmation of beneficial ownership. You will need to bring a confirmation of beneficial ownership with you to vote at the special meeting. If you do not receive your confirmation of beneficial ownership in time, bring your most recent brokerage statement with you to the special meeting. We can use that to verify your ownership of Patriot common stock and admit you to the meeting; however, you will not be able to vote your shares at the meeting without a confirmation of beneficial ownership.

Q:	Should I send in my stock certificates?

A:	No. You will not receive any cash or securities in this transaction. You will continue to hold your existing shares of Patriot common stock.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as possible. If the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement is approved by Patriot stockholders, it is anticipated that the merger will be completed promptly thereafter. However, it is possible that factors outside our control could require us to complete the merger at a later time or not complete it at all.

Q:	Are dissenters’ rights available to Patriot stockholders?

A:	No. Patriot stockholders have no dissenters’ rights under Delaware law in connection with this transaction. See “The Merger — Dissenters’ Rights” on page [ ].

Q:	Who can help answer my questions?

A:	If you have any questions about the transaction or the special meeting, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy, you should contact:

Patriot Coal Corporation 12312 Olive Boulevard, Suite 400 St. Louis, Missouri 63141 e-mail: stockholders.questions@patriotcoal.com

or

Georgeson Inc. Tel. (800) 219-8343

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all the information that is important to you. To understand the transaction fully and for a more complete description of the legal terms of the transaction, you should carefully read this entire proxy statement/prospectus and the other documents to which we refer you, including, in particular, the copies of the merger agreement, the voting agreement and the opinions of Lehman Brothers and Duff & Phelps, LLC that are attached to this proxy statement/prospectus as Annexes A, B, C and D, respectively. See also “Where You Can Find More Information” on page [  ]. We have included page references to direct you to a more complete description of the topics presented in this summary. References in this proxy statement/prospectus to “you” refer to Patriot stockholders and references to “we” or “us” refer to Patriot. References in this proxy statement/prospectus to Patriot refer to Patriot Coal Corporation and its subsidiaries, and references to Magnum refer to Magnum Coal Company and its subsidiaries, in each case, unless the context otherwise requires.

General

The Transaction (page [  ])

Patriot has entered into an Agreement and Plan of Merger dated as of April 2, 2008, referred to herein as the merger agreement, with Magnum Coal Company, Colt Merger Corporation, which is a wholly owned subsidiary of Patriot, and ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P., acting jointly, as stockholder representative. Pursuant to the merger agreement, at the effective time of the merger, Colt Merger Corporation will merge with and into Magnum, and as a result Magnum will become a wholly owned subsidiary of Patriot. If the merger is completed, the issued and outstanding shares of the common stock of Magnum will be converted into the right to receive up to 11,901,729 shares of the common stock, par value $0.01 per share, of Patriot, subject to downward adjustment in limited circumstances.

Immediately following execution and delivery of the merger agreement, stockholders of Magnum representing approximately 99% of the outstanding shares of Magnum common stock executed written consents approving the merger agreement and the merger. No further vote or approval of the stockholders of Magnum is required in connection with the consummation of the merger.

Ownership of Patriot Following the Merger (page [  ])

Based on the number of shares of Patriot common stock outstanding on the date of the merger agreement, the Patriot common stock issuable to the holders of Magnum common stock in the merger represents approximately 31% of the sum of the number of outstanding shares of Patriot common stock as of the date of the merger agreement plus the number of shares of Patriot common stock to be issued in the merger. In this proxy statement/prospectus, we sometimes refer to the ownership of Patriot common stock relative to the sum of the number of outstanding shares of Patriot common stock as of the date of the merger agreement plus the number of shares of Patriot common stock to be issued in the merger as ownership on a “pro forma” basis for the issuance in the merger. In addition, references to percentage ownership by any Magnum stockholder or group of Magnum stockholders of Patriot common stock on a pro forma basis for the issuance in the merger are based upon the application of certain assumptions described in “The Merger — Financing Arrangements — Magnum Convertible Notes Issuance.” Upon consummation of the merger, Magnum’s largest stockholders, ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P. (which we refer to together as the ArcLight Funds), will collectively hold approximately 16.9% of Patriot common stock on a pro forma basis for the issuance in the merger, and will be Patriot’s largest stockholder.

Recommendation of the Patriot Board of Directors (page [  ])

The board of directors of Patriot recommends a vote “FOR” approving the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement.

Opinion of Lehman Brothers (page [  ])

Lehman Brothers delivered its opinion to Patriot’s board of directors that as of April 2, 2008, and based upon and subject to the factors and assumptions set forth in the opinion, from a financial point of view, the consideration to be paid by Patriot in the merger is fair to Patriot. The full text of the written opinion of Lehman Brothers, dated April 2, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus. Patriot stockholders are encouraged to read the opinion in its entirety. Lehman Brothers provided its opinion for the information and assistance of the Patriot board of directors in connection with its consideration of the transaction. The Lehman Brothers opinion is not a recommendation as to how any holder of Patriot common stock should vote with respect to the transaction.

Opinion of Duff & Phelps (page [  ])

Duff & Phelps, LLC delivered its opinion to Patriot’s board of directors that as of April 2, 2008, and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be paid by Patriot in the merger is fair, from a financial point of view, to Patriot. The full text of the written opinion of Duff & Phelps, dated April 2, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this proxy statement/prospectus. Patriot stockholders are encouraged to read the opinion in its entirety. Duff & Phelps provided its opinion for the information and assistance of the Patriot board of directors in connection with its consideration of the transaction. The Duff & Phelps opinion is not a recommendation as to how any holder of Patriot common stock should vote with respect to the transaction.

Interests of Certain Persons in the Transaction (page [  ])

Patriot’s officers and directors own Patriot common stock and have been granted certain equity-based incentive awards, none of which will vest or be adjusted or otherwise changed as a result of the merger. Except for the interests inherent in the ownership of Patriot common stock and these equity awards, Patriot’s officers and directors do not have any material interests that arise as a result of the merger.

The officers, directors and certain affiliates of Magnum may have interests in the merger that differ from other stockholders of Magnum.

Comparison of Rights of Patriot Stockholders and Magnum Stockholders (page [  ])

The rights of Patriot stockholders, which are currently governed by Patriot’s certificate of incorporation, Patriot’s by-laws, the Rights Agreement dated as of October 22, 2007, as amended, between Patriot and American Stock Transfer & Trust Company, as rights agent, which we refer to in this proxy statement/prospectus as the rights agreement, and Delaware law, will not be affected by the merger. Magnum stockholders, whose rights are currently governed by Magnum’s certificate of incorporation, Magnum’s by-laws, Delaware law and, for certain Magnum stockholders, a Stockholders Agreement, dated as of March 21, 2006, among Magnum and the investors party thereto, will, upon completion of the merger, become stockholders of Patriot and their rights will be governed by the Patriot certificate of incorporation, the Patriot by-laws, Patriot’s rights agreement, Delaware law and, for certain Magnum stockholders, the voting agreement (described below).

The Special Meeting (page [  ])

The special meeting of Patriot stockholders will be held on [          ], 2008 at [  ] a.m., local time, at [     ], [     ]. At the special meeting, Patriot stockholders will be asked to vote on the proposal to approve the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement and to transact such other business as may properly come before the meeting.

Record Date; Shares Entitled to Vote; Required Vote; Quorum (page [  ])

Patriot stockholders are entitled to vote at the special meeting if they owned shares of Patriot common stock at the close of business on [          ], 2008, the record date. On the record date, there were [          ] shares of Patriot common stock outstanding. Stockholders will be entitled to one vote for each share of Patriot common stock that they owned on the record date on all matters submitted to a vote at the special meeting.

The approval of the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast by all stockholders at the special meeting where the total vote cast represents over fifty percent in interest of the Patriot common stock entitled to vote on the issuance. The presence at the special meeting, in person or by proxy, of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast at the special meeting will constitute a quorum, which is necessary to hold the meeting.

Shares Owned by Patriot Directors and Executive Officers (page [  ])

On the record date, directors and executive officers of Patriot beneficially owned and were entitled to vote, in the aggregate, [          ] shares of Patriot common stock, which represented approximately [     ]% of the shares of Patriot common stock outstanding on the record date. The directors and executive officers of Patriot have informed Patriot that they intend to vote all of their shares of Patriot common stock “FOR” approval of the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement.

Material United States Federal Income Tax Consequences of the Transaction (page [  ])

Holders of Patriot common stock will not recognize gain or loss for United States federal income tax purposes as a result of the merger.

Assuming the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, holders of Magnum common stock generally will not recognize gain or loss upon the exchange of their Magnum common stock for Patriot common stock. Although the merger has been structured and is intended to qualify as a reorganization, neither Magnum nor Patriot has sought an opinion of counsel or intends to request a ruling from the Internal Revenue Service, which we refer to as the IRS, as to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below in “Material United States Federal Income Tax Consequences of the Merger.” Magnum stockholders should consult their tax advisors regarding the foreign, United States federal, state or local tax consequences of the merger.

The Merger (page [  ])

The merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety because it is the principal document governing the merger.

Conditions to the Completion of the Merger (page [  ])

Patriot and Magnum are obligated to complete the merger only if certain conditions precedent are satisfied, including the following:

•	the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement has been approved by the affirmative vote of a majority of the votes cast by Patriot stockholders at the special meeting where the total vote cast represents over fifty percent in interest of the Patriot common stock entitled to vote on the issuance;

•	no court order or injunction prohibits consummation of the merger and no applicable federal, state or local law, regulation, or other similar requirement has been enacted that prohibits consummation of the merger;

•	the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, applicable to the merger, including any such waiting period relating to the issuance of Patriot common stock in respect of any filing by the ArcLight Funds and the parent of Cascade Investment, L.L.C., has expired or has been terminated;

•	the registration statement relating to the issuance of Patriot common stock in the merger, of which this proxy statement/prospectus forms a part, has been declared effective and no stop order suspending the effectiveness of the registration statement is in effect, and no proceeding for that purpose is pending before or threatened by the Securities and Exchange Commission, which we refer to as the SEC;

•	the shares of Patriot common stock to be issued in the merger have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•	the representations and warranties of the other party being true and correct at the effective time, except in most cases as would not reasonably be expected to have a material adverse effect (as defined in the merger agreement);

•	performance by the other party of its obligations under the merger agreement;

•	absence of a mining catastrophe suffered by the other party that has involved, or would be reasonably likely to involve, a loss of lives; and

•	other contractual conditions set forth in the merger agreement.

In addition, Patriot is obligated to complete the merger only if the following additional conditions are satisfied:

•	Patriot shall have consummated up to a $150 million subordinated bridge financing provided by the ArcLight Funds, which we refer to as the ArcLight financing, or an alternate financing of not less than the amount of the ArcLight financing; provided that so long as the ArcLight Funds are willing to fund the ArcLight financing at closing based upon the terms agreed to at the time the merger agreement was entered into, and such other terms as are necessary to give effect to such agreed terms that are reasonable, customary and not less favorable to Patriot than in the Credit Agreement, dated as of October 31, 2007, as amended, among Patriot, as borrower, each lender from time to time party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, which we refer to as the Patriot Credit Agreement (and if closing the ArcLight financing would not reasonably be expected to result in a claim of default under the Patriot Credit Agreement relating to the terms of the ArcLight financing), Patriot must either close the ArcLight financing or waive this condition;

•	there is no pending suit, action or proceeding by any governmental authority (and no applicable law, injunction or order shall have been proposed or enacted by a governmental authority that could, directly or indirectly, reasonably be expected to result in any of the following consequences):

•	seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Patriot of all or a material portion of the business or assets of Magnum or Patriot or to compel Patriot to dispose of all or any material portion of the business or assets of Magnum or Patriot;

•	seeking to impose or confirm limitations on the ability of Patriot to exercise full rights of ownership of Magnum; or

•	seeking to require divestiture by Patriot of Magnum or any material portion of Magnum’s or Patriot’s businesses or assets; and

•	certain third party consents to the merger shall have been obtained.

Termination of the Merger Agreement; Termination Payment (page [  ])

The merger agreement may be terminated and the merger abandoned at any time prior to the effective time, even after receipt of Patriot stockholder approval for the issuance of Patriot common stock to the holders of Magnum common stock.

The merger agreement may be terminated:

•	by mutual written agreement of Patriot and Magnum;

•	by either Patriot or Magnum, if:

•	the merger has not been consummated by September 30, 2008, which we refer to as the end date, provided that this right to terminate will not be available to a party if its breach of the merger agreement has caused the merger to fail to have been consummated by such time;

•	any applicable law or a final nonappealable injunction prohibits consummation of the merger; or

•	Patriot stockholders do not approve the issuance of Patriot common stock to the holders of Magnum common stock at the Patriot stockholders meeting; or

•	by Patriot, if:

•	a breach of Magnum’s representations and warranties or covenants would result in a failure of the closing conditions to be satisfied and Magnum is not using commercially reasonably efforts to cure such breach or failure or such condition would not reasonably be expected to be satisfied by the end date; or

•	Magnum has notified Patriot that the closing condition relating to the accuracy of Magnum’s representations and warranties except for such exceptions that would not have a Magnum material adverse effect is not capable of being satisfied, and Patriot elects to terminate the merger agreement; or

•	by Magnum, if:

•	Patriot’s board of directors fails to make, withdraws, or modifies in a manner adverse to Magnum, its recommendation that Patriot’s stockholders approve the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement, with this termination right no longer permitted after Patriot stockholder approval of the issuance of Patriot common stock to the holders of Magnum common stock;

•	a breach of Patriot’s representations and warranties or covenants would result in a failure of the closing conditions to be satisfied and Patriot is not using commercially reasonably efforts to cure such breach or failure or such condition would not reasonably be expected to be satisfied by the end date;

•	Patriot enters into any agreement with respect to (1) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, sale of all or substantially all of its assets or other similar transaction that, in any such case, requires the approval of Patriot stockholders under Delaware law or (2) a transaction involving the issuance of 20% or more of its stock, and, in either such case, the record date for the stockholder vote to approve such transaction occurs prior to the closing date of the merger; or

•	Patriot has notified Magnum that the closing condition relating to the accuracy of Patriot’s representations and warranties except for such exceptions that would not have a Patriot material adverse effect is not capable of being satisfied, and Magnum elects to terminate the merger agreement.

If the merger agreement is terminated because:

•	Patriot stockholders do not approve the issuance of Patriot common stock to the holders of Magnum common stock at the Patriot stockholders meeting, or

•	Patriot’s board of directors fails to make, withdraws, or modifies in a manner adverse to Magnum, its recommendation that Patriot’s stockholders approve the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement, and in either case certain of the other conditions to closing have been satisfied or are capable of being satisfied reasonably promptly, or

•	the merger has not been consummated by the end date and at the time of termination, the closing condition relating to the ArcLight financing is not satisfied solely as a result of a potential claim of default under the Patriot Credit Agreement relating to the terms of the ArcLight financing, and all other closing conditions have been satisfied or are immediately capable of being satisfied, then Patriot will reimburse Magnum for its costs and expenses incurred since January 1, 2008 in connection with the transaction, subject to a maximum reimbursement of $5 million. If the reimbursement obligation arises, it will be Magnum’s exclusive remedy.

Indemnification (page [  ])

The merger agreement contains indemnification rights for the benefit of Patriot for damages resulting from breaches of Magnum’s representations and warranties, breaches of Magnum’s covenants, any demands for appraisal from holders of Magnum common stock, any lawsuits brought by holders of Magnum common stock or holders of Magnum convertible notes (described below) and any transaction expenses incurred by Magnum in excess of the sum of $4 million and the amounts paid to Magnum’s financial advisor with respect to the merger. Ten percent of the shares of Patriot common stock to be issued in the merger will be placed in escrow for one year to provide indemnification to Patriot. The shares of Patriot common stock that will be placed in escrow will be deducted from the shares otherwise issuable to certain stockholders of Magnum who have agreed to be responsible to Patriot for certain indemnification obligations. We refer to these Magnum stockholders as the designated stockholders. The designated stockholders own approximately 99% of Magnum’s issued and outstanding common stock. Subject to certain exceptions, indemnification for breaches of Magnum’s representations and warranties is subject to a $100,000 per claim de minimis exception and a $6 million aggregate deductible. Subject to certain exceptions, indemnification for breaches of Magnum’s representations and warranties and breaches of Magnum’s covenants is capped at the number of shares of Patriot common stock held in escrow. The designated stockholders of Magnum have also agreed to be directly liable with respect to breaches of certain limited representations, warranties and covenants, appraisal demands, Magnum stockholder or noteholder lawsuits and excess transaction expenses, subject to a cap equal to the net proceeds received by the designated stockholders in the merger.

The merger agreement contains indemnification rights for the benefit of the stockholders of Magnum for damages resulting from breaches of Patriot’s representations and warranties and breaches of Patriot’s covenants. Subject to certain exceptions, indemnification for breaches of Patriot’s representations and warranties is subject to a $100,000 per claim de minimis exception, a $6 million deductible and is capped at $54 million, provided that with respect to breaches of certain limited representations and warranties, Patriot’s indemnification obligations are capped at $534 million, the approximate market value of Patriot common stock, as of the date of the merger agreement, to be received by the designated stockholders in the merger. The rights of the stockholders of Magnum to pursue indemnity claims are subject to certain limitations, including the requirement that these claims must be brought by the stockholder representative on behalf of the Magnum stockholders. The indemnification provisions of the merger agreement are generally the sole remedy for Patriot and the designated stockholders with respect to breaches of the merger agreement by Magnum and Patriot, respectively.

Change in Patriot Board Recommendation (page [  ])

The merger agreement provides that, except as required by applicable law, the board of directors of Patriot may not (1) withhold, withdraw, qualify, modify or amend (or publicly propose or resolve to do any of the foregoing) its recommendation that the Patriot stockholders approve the issuance of the Patriot common stock issuable to the holders of Magnum common stock in the merger or (2) approve or recommend, or publicly propose to approve or recommend, any agreement or transaction, or cause or permit Patriot to enter into any agreement requiring Patriot to abandon, terminate or fail to consummate the transactions contemplated by the merger agreement or breach its obligations or resolve, propose or agree to do any of the foregoing. The Patriot board of directors is required to submit the issuance of Patriot common stock pursuant to the merger agreement to a vote of the stockholders of Patriot notwithstanding any withholding, withdrawal, qualification, modification or amendment of the board’s recommendation.

Regulatory Matters (page [  ])

Subject to the terms and conditions of the merger agreement, Patriot and Magnum have agreed to use their respective commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the merger agreement, including preparing and making all filings and notices with any applicable governmental authority or third party in connection with the merger and obtaining all approvals, consents and other confirmations required to be obtained from any governmental authority or third party that are necessary, proper or advisable to consummate the transactions contemplated by the merger agreement. Neither Patriot nor Magnum is required to enter into any settlement or agreement with any governmental authority or to divest or hold separate any of its businesses, assets or properties.

United States antitrust laws prohibit Patriot and Magnum from completing the merger until they have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission under the HSR Act, and a required waiting period has ended. Patriot and Magnum filed the required notification and report forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission on April 30, 2008. In addition, each of the ArcLight Funds and the parent of Cascade Investment, L.L.C., similarly filed notification and report forms on April 30, 2008 in respect of the acquisition by such Magnum stockholders of Patriot common stock in the merger. On May 12, 2008, the Federal Trade Commission granted early termination of the HSR Act waiting period relating to the filings by each of Patriot, Magnum, the ArcLight Funds and the parent of Cascade Investment, L.L.C.

Financing Arrangements (page [  ])

In connection with the merger agreement, Patriot obtained a subordinated bridge financing commitment of up to $150 million from the ArcLight Funds to be used by Patriot at the effective time of the merger to repay a portion of the senior secured indebtedness of Magnum and to pay related fees and expenses. We refer to the subordinated bridge financing provided by the ArcLight Funds as the ArcLight financing.

The merger agreement provides that, subject to the terms and conditions of the commitment letter relating to the ArcLight financing, Patriot will use its commercially reasonable efforts to complete the ArcLight financing at the effective time of the merger on the terms and conditions described in the commitment letter and such other terms and conditions as are necessary to give effect to the terms and conditions described in the commitment letter that are commercially reasonable, customary for bridge loans of a similar size and type, and not less favorable to Patriot than those set forth in the Patriot Credit Agreement, provided that the consummation of the ArcLight financing on such terms would not reasonably be expected to result in any claim of default under the Patriot Credit Agreement relating to the terms of the ArcLight financing.

In addition, the merger agreement provides that commencing no later than 45 days after the date of the merger agreement, Patriot will use its commercially reasonable efforts to identify one or more alternate financings on terms satisfactory to Patriot in its discretion and if so identified, to negotiate the terms of, and execute definitive documents with respect to such alternate financing.

On March 26, 2008, Magnum issued $100 million in aggregate principal amount of its 10% Senior Subordinated Convertible Notes due 2013, which we refer to as the Magnum convertible notes, to certain of its existing stockholders and used the proceeds of such issuance to repay $100 million of the senior secured indebtedness of Magnum. The Magnum convertible notes, including any interest that has been added to the principal thereof and any accrued and unpaid interest thereon, will be converted into Magnum common stock immediately prior to the effective time of the merger. The 11,901,729 shares of Patriot common stock to be issued to the holders of common stock of Magnum pursuant to the merger agreement include the shares of Patriot common stock to be issued in respect of the Magnum common stock issued upon the conversion of the Magnum convertible notes.

The outstanding senior secured indebtedness of Magnum (other than capital leases) at the effective time of the merger will be repaid (or defeased, in the case of certain letters of credit) with proceeds from the ArcLight financing and/or the alternate financing and/or unrestricted cash or cash equivalents of Magnum.

Fees and Expenses (page [  ])

Except as described above, Patriot and Magnum will each pay its own fees and expenses in connection with the merger.

Voting and Standstill Agreement (page [  ])

In connection with the merger agreement, Patriot, ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P., acting jointly, as stockholder representative, and certain stockholders of Magnum entered into a Voting and Standstill Agreement dated as of April 2, 2008, which we refer to as the voting agreement. The voting agreement, is attached as Annex B to this proxy statement/prospectus. We encourage you to read the voting agreement carefully and in its entirety because it contains important terms.

Board of Directors of Patriot Following the Merger (page [  ])

Pursuant to the voting agreement, effective as of the effective time of the merger, Patriot’s board of directors will be expanded from seven to nine members and the board of directors will appoint two nominees designated by the Magnum stockholders, acting through the ArcLight Funds as their stockholder representative. One such nominee will serve as a Class I director and the other nominee will serve as a Class II director on Patriot’s board of directors. The nominees initially designated for appointment are Robb E. Turner and John Erhard, each of whom is affiliated with the ArcLight Funds.

At such time as the Magnum stockholders party to the voting agreement own (as determined in the manner described below) less than twenty percent (but at least ten percent) of the Patriot common stock outstanding or the ArcLight Funds own less than ten percent of the Patriot common stock outstanding, the stockholder representative will be entitled to one board nominee only. At such time as the Magnum stockholders party to the voting agreement own (as determined in the manner described below) less than ten percent of the Patriot common stock outstanding, the stockholder representative will not be entitled to any board nominees. For purposes of the determination of ownership of Patriot common stock by the Magnum stockholders party to the voting agreement, for the purposes of board nominee rights under the voting agreement, (1) the number of shares of Patriot common stock outstanding is deemed to be equal to the sum of the number of shares of Patriot common stock outstanding on the date of the merger agreement and the number of Patriot shares issued in the merger and (2) Magnum stockholders who agree to limited versions of the “standstill” restrictions described below will be deemed to have transferred a portion of their Patriot shares, while Magnum stockholders who agree to the fuller version of the standstill restrictions described below will not be deemed to have transferred any portion of their Patriot shares. It is anticipated that, as calculated in accordance with these provisions, the relevant Magnum stockholders will own approximately 23.4% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger.

Voting Obligations (page [  ])

Pursuant to the voting agreement, so long as the stockholder representative is entitled to nominate any members to Patriot’s board of directors, holders of Magnum common stock who are expected to hold approximately 30.5% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger have agreed to vote all of their shares of Patriot common stock in favor of the entire slate of directors recommended for election by the Patriot board of directors to Patriot’s stockholders.

Pursuant to the voting agreement, so long as the stockholder representative is entitled to nominate any members to Patriot’s board of directors, holders of Magnum common stock who are expected to hold approximately 25.5% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger have agreed to vote all of their shares of Patriot common stock as recommended by Patriot’s board of directors in the case of (1) any stockholder proposal submitted for a vote at any meeting of Patriot’s stockholders and (2) any proposal submitted by Patriot for a vote at any meeting of Patriot’s stockholders relating to the appointment of Patriot’s accountants or a Patriot equity compensation plan.

Standstill Restrictions (page [  ])

Pursuant to the voting agreement, certain Magnum stockholders party to the voting agreement, representing approximately 27.8% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger will be subject to certain “standstill” restrictions limiting their ability to acquire additional shares of Patriot or take certain other actions. The scope of the “standstill” restrictions differs amongst the Magnum stockholders.

Transfer Restrictions (page [  ])

Pursuant to the voting agreement, the Magnum stockholders party to the voting agreement, representing approximately 30.5% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger, will be subject to restrictions on their ability to transfer shares of Patriot common stock as follows:

•	no transfers will be permitted for 180 days following the effective time of the merger;

•	between 180 days after the effective time and 270 days after the effective time, up to fifty percent of the shares may be transferred;

•	between 270 days after the effective time and 360 days after the effective time, up to seventy-five percent of the shares may be transferred; and

•	no restrictions will apply after 360 days after the effective time.

Registration Rights (page [  ])

Patriot has agreed to provide the ArcLight Funds with customary registration rights with respect to the shares of Patriot common stock issuable to the ArcLight Funds in the merger pursuant to a registration rights agreement to be entered into at the effective time of the merger.

The Companies (page [  ])

Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141
Telephone: (314) 275-3600

Patriot Coal Corporation, a Delaware corporation, is a leading producer and marketer of coal in the eastern United States, with ten company-operated mines and numerous contractor-operated mines in Appalachia and the Illinois Basin. Patriot ships to electric utilities, industrial users and metallurgical coal customers, and controls approximately 1.3 billion tons of proven and probable coal reserves. Patriot’s common stock trades on the New York Stock Exchange under the symbol PCX.

Magnum Coal Company
500 Lee Street East
Suite 900
Charleston, WV 25301
Telephone: (304) 380-0200

Magnum Coal Company, a Delaware corporation, is one of the largest coal producers in Central Appalachia based on 2007 production. As of January 1, 2008, Magnum controlled proven and probable reserves of 606.6 million tons of coal. Based on 2007 production of 16.1 million tons, Magnum’s reserve base could support similar levels of production for more than 30 years.

Colt Merger Corporation
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141
Telephone: (314) 275-3600

Colt Merger Corporation is a Delaware corporation and a wholly owned subsidiary of Patriot. Colt Merger Corporation was organized on March 5, 2008 solely for the purpose of effecting the transactions contemplated by the merger agreement, including the merger with Magnum.

Market Prices and Dividend Information

Shares of Patriot common stock are listed on the New York Stock Exchange under the symbol “PCX.”

On April 1, 2008, the last full trading day prior to the public announcement of the merger, the closing sale price of Patriot common stock on the New York Stock Exchange was $47.71. On [          ], 2008, the latest practicable date before the date of this proxy statement/prospectus, the closing sale price of Patriot common stock on the New York Stock Exchange was $[ ]. Stockholders are urged to obtain current market quotations for shares of Patriot common stock prior to making any decision with respect to the approval of the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement. Patriot has not previously declared any quarterly dividends.

Magnum is a privately-held company and no public market exists for its common stock. Magnum has never declared or paid any cash dividends on its common stock nor does it intend to do so.

Comparative Per Share Information

The following table sets forth for the periods presented certain per share information for Patriot and Magnum on a historical basis and on an unaudited pro forma basis after giving effect to the merger under the purchase method of accounting. The historical per share information for Patriot and Magnum has been derived from, and should be read in conjunction with, the historical consolidated financial statements of Patriot and Magnum included in this proxy statement/prospectus as Annexes E and F, respectively. The unaudited pro forma per share information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Comparative Historical and Pro Forma Per Share Data

	Patriot	Magnum	Pro Forma
	Historical	Historical	Combined
Basic earnings (loss) from continuing operations per common share:
Year ended December 31, 2007	$(4.02)	$(2.38)	$2.74
Diluted earnings (loss) from continuing operations per common share:
Year ended December 31, 2007	$(4.02)	$(2.38)	$2.74
Book value per common share:
At December 31, 2007	$3.10	$3.47	$17.74

Selected Historical Consolidated Financial Information of Patriot

The following table presents selected financial and other data about Patriot for the most recent five fiscal years. The historical financial and other data have been prepared on a consolidated basis derived from Patriot’s consolidated financial statements using the historical results of operations and bases of the assets and liabilities of Patriot’s businesses and give effect to allocations of expenses from Peabody Energy Corporation, which we refer to as Peabody, the former parent of Patriot. For periods prior to the spin-off of Patriot from Peabody, which occurred on October 31, 2007, the historical consolidated statement of income data set forth below do not reflect changes that occurred in the operations and funding of the company as a result of Patriot’s spin-off from Peabody. The historical consolidated balance sheet data set forth below reflect the assets and liabilities that existed as of the dates and the periods presented.

The selected consolidated financial data should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Patriot” and the historical financial statements and the accompanying notes thereto of Patriot and Patriot’s consolidated subsidiaries included elsewhere in this proxy statement/prospectus. The consolidated statements of operations and cash flow data for each of the three years in the period ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2007 and 2006 are derived from Patriot’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus, and should be read in conjunction with those consolidated financial statements and the accompanying notes. The consolidated balance sheet data as of December 31, 2005 and the consolidated statement of operations for the year ended December 31, 2004 were derived from audited consolidated financial statements that are not presented in this proxy statement/prospectus. The consolidated statement of operations for the year ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2004 and December 31, 2003 were derived from Patriot’s unaudited financial statements. In management’s opinion, these unaudited consolidated financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial data for the periods presented.

The financial information presented below may not reflect what Patriot’s results of operations, cash flows and financial position would have been had it operated as a separate, stand-alone entity during the periods presented or what its results of operations, financial position and cash flows will be in the future. In addition, the “Risk Factors” section of this proxy statement/prospectus includes a discussion of risk factors that could impact Patriot’s future results of operations.

	Year Ended December 31,
	2007		2006		2005		2004	2003
	(In thousands, except for share and per share data)
								(Unaudited)

Results of Operations Data:
Revenues
Sales	$1,069,316		$1,142,521		$960,901		$812,055	$586,556
Other revenues	4,046		5,398		17,376		4,369	3,190

Total revenues	1,073,362		1,147,919		978,277		816,424	589,746
Costs and expenses
Operating costs and expenses	1,109,315		1,051,932		869,163		740,816	640,713
Depreciation, depletion and amortization	85,640		86,458		65,972		62,580	57,720
Asset retirement obligation expense	20,144		24,282		15,572		27,262	17,930
Selling and administrative expenses	45,137		47,909		57,123		58,491	41,118
Other operating income:
Net gain on disposal or exchange of assets	(81,458	)(1)	(78,631	)(1)	(57,042	)(1)	(5,764)	(23,390)
Income from equity affiliates(2)	(63)		(60)		(15,578)		(12,335)	(3,410)

Operating profit (loss)	(105,353)		16,029		43,067		(54,626)	(140,935)
Interest expense	8,337		11,419		9,833		12,701	12,746
Interest income	(11,543)		(1,417)		(1,553)		(918)	(1,960)

Income (loss) before income taxes and minority interest	(102,147)		6,027		34,787		(66,409)	(151,721)
Income tax provision	—		8,350		—		—	—
Minority interest(2)	4,721		11,169		—		275	—

Income (loss) before accounting changes	(106,868)		(13,492)		34,787		(66,684)	(151,721)
Cumulative effect of accounting changes	—		—		—		—	(4,833	)(3)

Net income (loss)	(106,868)		(13,492)		34,787		(66,684)	(156,554)
Effect of minority purchase arrangement	(15,667)		—		—		—	—

Net income (loss) attributable to common stockholders	$(122,535)		$(13,492)		$34,787		$(66,684)	$(156,554)

Loss per share, basic and diluted	$(4.61)		N/A		N/A		N/A	N/A
Weighted average shares outstanding — basic and diluted	26,570,940		N/A		N/A		N/A	N/A
Balance Sheet Data (at period end)
(2003-2004 unaudited):
Total assets	$1,199,837		$1,178,181		$1,113,058		$836,608	$848,640
Total liabilities	1,117,521		1,851,855	(4)	1,511,810		2,036,892	1,989,225
Total long-term debt	11,438		20,722		11,459		—	—
Minority interests	—		16,153		—		—	—
Total stockholders’ equity (deficit)	82,316		(689,827	)(4)	(398,752)		(1,200,284)	(1,140,585)
Other Data:
Tons sold (in millions and unaudited)	22.1		24.3		23.8		24.6	21.0
Average sales price per ton	$48.29		$47.04		$40.40		$32.99	$27.92
Net cash provided by (used in):
Operating activities	$(79,699)		$(20,741)		$17,823		$(62,205)	$(176,544)
Investing activities	54,721		1,993		(29,529)		55,850	116,512
Financing activities	30,563		18,627		11,459		6,985	60,000
Adjusted EBITDA(5) (unaudited)	431		126,769		124,611		35,216	(65,285)
Past mining obligation payments (unaudited)	144,811		150,672		154,479		179,299	175,597
Additions to property, plant, equipment and mine development	55,594		80,224		75,151		36,780	74,500
Acquisitions, net	47,733		44,538		—		2,490	—

(1)	Net gain on disposal or exchange of assets included a $37.4 million gain from an exchange of coal reserves as part of a dispute settlement with a third-party supplier in 2005, gains of $66.6 million from sales of coal reserves and surface lands in 2006 and gains of $78.5 million from the sales of coal reserves and surface land in 2007.

(2)	In March 2006, Patriot increased its 49% interest in KE Ventures, LLC to an effective 73.9% interest and began combining KE Ventures, LLC’s results with its own effective January 1, 2006. In 2007, Patriot purchased the remaining interest. Prior to 2006, KE Ventures, LLC was accounted for on an equity basis and included in income from equity affiliates in Patriot’s statement of operations.

(3)	The charge to cumulative effect of accounting changes related to the January 1, 2003 adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations” and the change in method of amortizing actuarial gain and losses related to net periodic postretirement benefit costs.

(4)	Patriot adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158) on December 31, 2006, and as a result, increased noncurrent liabilities and decreased total invested capital (accumulated other comprehensive loss) by $322.1 million.

(5)	Adjusted EBITDA, when used in this proxy statement/prospectus when referring to Patriot’s financial information, is defined as net income (loss) before deducting net interest expense, income taxes, minority interests, asset retirement obligation expense, depreciation, depletion and amortization and cumulative effect of accounting changes. Adjusted EBITDA is used by management to measure operating performance, and management also believes it is a useful indicator of Patriot’s ability to meet debt service and capital expenditure requirements. The term Adjusted EBITDA does not purport to be an alternative to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because Adjusted EBITDA is not calculated identically by all companies, Patriot’s calculation may not be comparable to similarly titled measures of other companies.

Adjusted EBITDA is calculated as follows (unaudited):

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands)

Net income (loss)	$(106,868)	$(13,492)	$34,787	$(66,684)	$(156,554)
Cumulative effect of accounting changes	—	—	—	—	4,833
Income tax provision	—	8,350	—	—	—
Depreciation, depletion and amortization	85,640	86,458	65,972	62,580	57,720
Asset retirement obligation expense	20,144	24,282	15,572	27,262	17,930
Interest expense	8,337	11,419	9,833	12,701	12,746
Interest income	(11,543)	(1,417)	(1,553)	(918)	(1,960)
Minority interests	4,721	11,169	—	275	—

Adjusted EBITDA	$431	$126,769	$124,611	$35,216	$(65,285)

Selected Historical Consolidated Financial Information of Magnum

The following table sets forth Magnum’s summary historical consolidated financial information for each year in the three-year period ended December 31, 2007, which has been derived from Magnum’s audited consolidated financial statements. Magnum was formed on October 5, 2005 by ArcLight Energy Partners Fund I L.P. for the purpose of acquiring certain properties from Arch Coal, Inc., Trout Coal Holdings, LLC and Dakota, LLC, which are referred to in this proxy statement/prospectus as Arch Coal, Trout and Dakota, respectively, and the labor companies associated with Trout and Dakota. The properties and companies acquired from Trout and Dakota are referred to in this proxy statement/prospectus as the Magnum contributed properties. On December 31, 2005, Magnum acquired properties from Arch Coal, referred to in this proxy statement/prospectus as the Magnum acquired properties and referred to in Magnum’s audited consolidated financial statements as the Arch Properties.

On March 21, 2006, as part of a recapitalization of Magnum, ArcLight Energy Partners Fund I L.P. and Timothy Elliott, who we refer to as Elliott, contributed 100% of their equity interests in Trout Coal Holdings, LLC and New Trout Coal Holdings II, LLC, which together held all of the equity interests in certain subsidiaries that now form part of the Magnum group of companies, in exchange for common stock of Magnum.

The historical financial information for each year in the three-year period ended December 31, 2005 is that of Magnum’s predecessor, the Magnum acquired properties, which has been derived from the Magnum acquired properties’ audited consolidated financial statements. The business represented by the historical financial position of the Magnum acquired properties did not constitute a legal entity. The separate operating information prepared for each of Hobet Mining LLC, Apogee Coal Company, LLC, and Catenary Coal Company, LLC, which we refer to as Hobet, Apogee and Catenary, respectively, was combined to present the historical financial statements of the Magnum acquired properties. The Magnum acquired properties did not maintain their own stand-alone headquarters, treasury, legal, tax and other similar corporate support functions. Therefore, expenses for selling, general and administrative expenses were allocated to the Magnum acquired properties from Arch Coal, their ultimate parent, based on Arch Coal’s best estimates of proportional costs of Arch Coal or incremental costs as a stand-alone entity, whichever was more representative of costs incurred by Arch Coal on behalf of the Magnum acquired properties. Interest expense was allocated to the Magnum acquired properties from Arch Coal in a similar fashion. The Magnum acquired properties were included in federal and state income tax returns as part of the Arch Coal consolidated group. For purposes of the combined historical financial statements of the Magnum acquired properties, the federal and state income taxes attributable to the Magnum acquired properties were calculated on a stand-alone basis.

The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Magnum”, “Management’s Discussion and Analysis of Pro Forma Results of Operations of Magnum”, Magnum’s audited consolidated financial statements for each of the three years in the period ended December 31, 2007, the audited financial statements of the Magnum acquired properties for the year ended December 31, 2005 and the related notes included elsewhere in this proxy statement/prospectus. In addition, the “Risk Factors relating to Magnum” section of this proxy statement/prospectus includes a discussion of risk factors that could impact Magnum’s future results of operations.

Certain reclassifications have been made to Magnum’s historical financial results to conform to Patriot’s definition of Adjusted EBITDA and Segment Adjusted EBITDA as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Patriot” contained in this proxy statement/prospectus.

	Year Ended December 31,
	Magnum Coal Company			Magnum Acquired Properties (Predecessor)
	2007	2006	2005	2005	2004	2003
	(Dollars in Thousands, except per ton data)
Results of Operations Data:
Revenues
Sales	$813,974	$767,788	$—	$488,774	$450,854	$394,961
Gain on exchange of mining reserves(1)	15,262	—	—	—	—	—
Other revenues	68,018	42,994	—	24,273	27,100	32,284

Total revenues	897,254	810,782	—	513,047	477,954	427,245
Costs and expenses
Operating costs and expenses	820,572	714,452	—	480,973	444,629	440,064
(Gain) loss on coal sales supply contract restructuring(2)	(375)	25,513	—	—	—	—
Sales contract amortization (accretion)(3)	19,808	(31,951)	—	—	1,469	14,170
Depreciation, depletion and amortization	112,210	113,978	—	34,070	32,165	33,173
Asset retirement obligation expenses	7,430	4,637	—	6,275	3,493	5,406
Selling and administrative expenses	32,713	23,658	3,690	17,721	12,267	11,787

Operating loss	(95,104)	(39,505)	(3,690)	(25,992)	(16,069)	(77,355)
Interest expense	22,855	15,248	—	7,313	7,447	7,764
Interest income	(1,740)	(1,434)	—	(278)	(138)	(113)
Loss on debt extinguishment	—	9,677	—	—	—	—
Change in interest rate swap	1,551	(748)	—	—	—	—

Loss before accounting changes	(117,770)	(62,248)	(3,690)	(33,027)	(23,378)	(85,006)
Cumulative effect of accounting changes	—	—	—	—	—	5,240
Loss from discontinued operations(4)	(3,787)	(15,643)	—	—	—	—

Net loss	$(121,557)	$(77,891)	$(3,690)	$(33,027)	$(23,378)	$(79,766)

Balance Sheet Data (at period end):
Total assets	$1,379,239	$1,523,153	$1,133,820	$1,071,936	$1,075,956	$1,081,662
Total liabilities	1,207,292	1,314,393	1,137,510	540,843	511,836	495,898
Total long-term debt	204,646	203,355	—	—	—	—
Total stockholders’ equity (deficit)(5)	171,947	208,760	(3,690)	531,093	564,120	585,764
Other Data:
Tons sold (in millions and unaudited)	18.3	16.1	—	12.7	14.0	14.4
Average sales price per ton	$44.48	$47.69	—	$38.49	$32.20	$27.43
Net cash provided by (used in):
Operating activities	$17,052	$(91,318)	$15,000	$51,433	$30,462	$20,361
Investing activities	(62,136)	(64,544)	(14,973)	(51,443)	(30,457)	(20,356)
Financing activities	35,836	193,433	—	—	—	—
Adjusted EBITDA(6) (unaudited)	43,969	72,672	(3,690)	14,353	21,058	(24,606)
Past mining obligation payments (unaudited)	41,201	41,906	—	(16,673)	33,395	57,836
Additions to property, plant, equipment and mine development	94,001	95,053	—	51,623	31,221	20,478

(1)	Gain on exchange of mining reserves is an exchange of coal reserves with a third party accounted for in accordance with Statement of Financial Standards No. 153: Exchanges of Nonmonetary Assets, an Amendment of APB No. 29, Accounting for Nonmonetary Transactions.

(2)	During 2007, Magnum restructured a below market sales contract to reduce future shipments in exchange for a discounted price on tons remaining to be shipped. Magnum has reported a $3.7 million deferred liability which is included on the balance sheet as a part of the below market coal sales supply contracts acquired liability. Magnum recognized $0.4 million of revenue from the restructure of the contract in 2007. During 2006, Magnum agreed to terms with two large customers to restructure below market coal supply agreements for $183.8 million. The portion of the payment to buyout tons that would not be shipped of $25.5 million was charged to expense. The balance of the payment was recorded as prepaid coal sales contract restructuring and was amortized to expense during 2006 and 2007 in sales contract amortization (accretion).

(3)	Coal sales contracts acquired were recorded based upon the estimated fair value of coal contracts at the date of acquisition. Fair value was determined by an independent third party based upon the difference between the stated contract price and the price of contracts of similar duration and coal quality net of royalties and taxes as of December 31, 2005. Sales contract amortization (accretion) reflects expense or income based on the difference between the fair value of the contracts and the contract price and is based upon the shipments under the affected contracts.

(4)	In 2006, it was determined that Dakota was no longer economically viable to operate and the operations were discontinued.

(5)	Accumulated other comprehensive income increased stockholders’ equity by $79.7 million in 2007 due to the adoption of SFAS No. 158.

(6)	Adjusted EBITDA, a supplemental measure used by Magnum to measure operating performance, as used in this proxy statement/prospectus when referring to Magnum’s financial information, is defined as net income (loss), before giving effect to losses or gains from discontinued operations, net interest expense, income tax expense/(benefit), sales contract amortization, (accretion), depreciation, depletion and amortization, asset retirement obligation expense, change in interest rate swap, loss on debt extinguishment and the cumulative effect of changes in accounting principles. Magnum believes that Adjusted EBITDA and the related ratios are useful to investors because they are frequently used as a supplemental measure of ongoing operations by securities analysts, investors and other interested parties in the evaluation of companies in the coal industry. Adjusted EBITDA is also widely used by Magnum and others in the industry to evaluate and price potential acquisition candidates. Among other things, Adjusted EBITDA eliminates the impact of a number of items Magnum considers non-recurring and not indicative of Magnum’s ongoing operating performance. The term Adjusted EBITDA does not purport to be an alternative to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because Adjusted EBITDA is not calculated identically by all companies, the Adjusted EBITDA presented above for Magnum may not be comparable to similarly titled measures of other companies.

Each adjustment should be evaluated along with the reasons Magnum considers them appropriate for supplemental analysis. In the future Magnum may incur expenses similar to the ones excluded from Adjusted EBITDA and readers are cautioned that Magnum’s future results may be affected by unusual or non-recurring items.

Adjusted EBITDA is calculated and reconciled to net income (loss) in the table below for the periods indicated (unaudited):

	Year Ended December 31,
	Magnum Coal Company			Magnum Acquired Properties (Predecessor)
	2007	2006	2005	2005	2004	2003
	(In thousands)
Net loss	$(121,557)	$(77,891)	$(3,690)	$(33,027)	$(23,378)	$(79,766)
Cumulative effect of changes in accounting principles	—	—	—	—	—	(5,240)
Loss from discontinued operations	3,787	15,643	—	—	—	—
(Gain) loss on coal sales supply contract restructuring	(375)	25,513	—	—	—	—
Sales contract amortization	19,808	(31,951)	—	—	1,469	14,170
Depreciation, depletion and amortization	112,210	113,978	—	34,070	32,165	33,173
Asset retirement obligation expenses	7,430	4,637	—	6,275	3,493	5,406
Interest expense	22,855	15,248	—	7,313	7,447	7,764
Interest income	(1,740)	(1,434)	—	(278)	(138)	(113)
Loss on debt extinguishment	—	9,677	—	—	—	—
Change in interest rate swap	1,551	(748)	—	—	—	—

Adjusted EBITDA	$43,969	$72,672	$(3,690)	$14,353	$21,058	$(24,606)

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following selected unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of Patriot and Magnum included elsewhere in this proxy statement/prospectus, and has been prepared to reflect the merger based on the purchase method of accounting, with Patriot treated as the acquiror. The historical consolidated financial information has been adjusted to give pro forma effect to events that are directly attributable to the merger and factually supportable and, in the case of the statement of operations information, that are expected to have a continuing impact. The selected unaudited pro forma condensed combined financial information is derived from the financial statements contained in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined balance sheet information has been prepared as of December 31, 2007 and gives effect to the merger as if it had occurred on that date. The unaudited pro forma condensed combined statement of operations information, which has been prepared for the year ended December 31, 2007, gives effect to the merger as if it had occurred on January 1, 2007.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the merger been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of Patriot after completion of the merger.

The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the merger. In addition, Patriot’s cost to acquire Magnum will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Data
(In thousands, except share and per share amounts)

Twelve Months Ended
December 31, 2007

Statements of Operations Data:
Total revenues	$1,972,346
Operating profit	124,577
Net income from continuing operations	105,472
Net Income from continuing operations per common share:
Basic	$2.74
Diluted	$2.74
Shares used in computation of net income from continuing operations per common share:
Basic	38,480,669
Diluted	38,546,911

As of
December 31, 2007

Balance Sheet Data:
Total assets	$3,228,945
Total current liabilities	611,548
Notes and non-current obligations	1,934,811
Total stockholders’ equity	682,586

RISK FACTORS

Patriot stockholders should consider carefully the matters described below in determining whether to approve the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement.

Risk Factors Relating to the Merger

The total number of shares of Patriot common stock to be issued in the merger is fixed.

If the merger is consummated, Patriot will issue an aggregate of up to 11,901,729 shares of Patriot common stock to the holders of Magnum common stock, subject to downward adjustment only in the limited circumstance in which Magnum’s transaction costs exceed a specified amount. The number of shares of Patriot common stock to be issued to the holders of Magnum common stock will not be adjusted for any other reason, including changes in the market price of Patriot’s common stock prior to the effective time of the merger.

The integration of Patriot and Magnum following the merger may present significant challenges.

Patriot may face significant challenges in combining Magnum’s operations into its operations in a timely and efficient manner and in retaining key Magnum personnel. The failure to successfully integrate Patriot and Magnum and to successfully manage the challenges presented by the integration process may result in Patriot not achieving the anticipated benefits of the merger.

Patriot and Magnum will incur transaction, integration and restructuring costs in connection with the merger.

Patriot and Magnum expect to incur costs associated with transaction fees and other costs related to the merger. Specifically, Patriot expects to incur approximately $9.6 million for transaction costs related to the merger, which costs are expected to be recorded as a component of the purchase price. Magnum expects to incur approximately $12.3 million for transaction costs related to the merger, which costs will be expensed as incurred. In addition, Patriot will incur integration and restructuring costs following the completion of the merger as it integrates the businesses of Patriot with those of Magnum. Although Patriot expects that the realization of efficiencies related to the integration of the businesses will offset incremental transaction, integration and restructuring costs over time, Patriot cannot give any assurance that this net benefit will be achieved in the near term, if at all.

Financing costs related to the transaction may be significant and the transaction may result in increased borrowing costs under Patriot’s credit facility.

Patriot will either consummate the ArcLight financing or obtain financing from an alternate source if the merger is consummated. Patriot cannot give any assurance regarding the availability or cost of any alternate financing or the terms and conditions of any alternate financing. As a result of the amendment to the Patriot Credit Agreement entered into in connection with the merger agreement, if the merger is completed, Patriot may be subject to higher costs of borrowing and other restrictive terms under the Patriot Credit Agreement. In addition, the amendment to the Patriot Credit Agreement will become void and of no further force or effect if certain conditions are not satisfied. See “The Merger — Financing Arrangements — Patriot Credit Agreement Amendment.”

Obtaining required approvals and satisfying closing conditions may delay or prevent completion of the merger.

Completion of the merger is conditioned upon the expiration or termination of the waiting period required under the HSR Act. The Federal Trade Commission or others (including states and private parties) could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of Patriot or Magnum. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it will not be successful. Conditions imposed or divestitures required by governmental authorities may jeopardize or delay completion of the merger or may reduce the anticipated benefits of the merger.

Patriot’s obligation to complete the merger is also conditioned upon the receipt of consents from certain non-governmental third parties. No assurance can be given that the required consents will be obtained and even if all such consents are obtained, no assurance can be given as to the terms, conditions and timing of the consents or that they will satisfy the terms of the merger agreement. See “The Merger Agreement — Conditions to the Completion of the Merger” for a discussion of the conditions to the completion of the merger and “The Merger — Regulatory Matters” for a description of the regulatory approvals necessary in connection with the merger.

The ownership and voting interest of Patriot stockholders will be diluted as a result of the issuance of shares of Patriot common stock to the holders of Magnum common stock in the merger.

After the effective time of the merger, stockholders of Magnum who receive Patriot common stock in the merger will represent approximately 31% of Patriot’s outstanding common stock as of the date of the merger agreement on a pro forma basis for the issuance in the merger. The ArcLight Funds will hold approximately 16.9% of Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger and will be Patriot’s largest stockholder. In addition, pursuant to the voting agreement, certain stockholders of Magnum who receive Patriot common stock in the merger will have the right to appoint up to two directors to Patriot’s board of directors.

Directors appointed pursuant to the voting agreement may not satisfy the criteria to be “independent directors” under the New York Stock Exchange’s listing standards.

Patriot’s board of directors currently consists of seven members, five of whom are “independent directors” under the New York Stock Exchange’s listing standards. Pursuant to the voting agreement, which will become effective as of the effective time of the merger, Patriot’s board of directors will be expanded from seven to nine members and the board of directors will appoint two nominees designated by Magnum stockholders party to the voting agreement, acting through the ArcLight Funds as their stockholder representative. One such nominee will serve as a Class I director on Patriot’s board of directors and the other nominee will serve as a Class II director on Patriot’s board of directors. The nominees initially designated for appointment are Robb E. Turner and John Erhard, each of whom is affiliated with the ArcLight Funds. Messrs. Turner and Erhard may not satisfy the criteria to be “independent directors” under the New York Stock Exchange’s listing standards as a result of, among other things, the consummation of the ArcLight financing and other relationships between the ArcLight Funds and Magnum. If Messrs. Turner and Erhard do not satisfy the criteria to be “independent directors”, Patriot’s board of directors will consist of nine directors, five of whom are “independent directors” under the New York Stock Exchange’s listing standards.

Whether or not the merger is completed, the fact that the transaction is pending could cause disruptions in the businesses of Patriot and Magnum, which could have an adverse effect on their businesses and financial results.

These disruptions could include the following:

•	current and prospective employees may experience uncertainty about their future roles with the combined company, which might adversely affect Patriot’s and Magnum’s ability to retain or attract key managers and other employees;

•	subject to the terms of their contracts, current and prospective customers of Patriot or Magnum may choose to discontinue purchasing from either company or choose another supplier; and

•	the attention of management of each of Patriot and Magnum may be diverted from the operation of the businesses toward the completion of the merger.

Risk Factors Relating to Patriot

Patriot’s historical and pro forma financial information may not be indicative of its future results as an independent company.

Patriot became an independent company on October 31, 2007. The historical and pro forma financial information Patriot has included in this proxy/statement prospectus may not reflect what its results of operations, financial position and cash flows would have been had Patriot been an independent company during the periods presented or be indicative of what Patriot’s results of operations, financial position and cash flows may be in the future. Patriot has made adjustments based upon available information and assumptions that it believes are reasonable to reflect these factors, among others, in its pro forma financial information included in this proxy/statement prospectus. Patriot’s assumptions may not prove to be accurate and, accordingly, Patriot’s pro forma information may not be indicative of what its results of operations, cash flows or financial condition actually would have been as a stand-alone public company nor be a reliable indicator of what its results of operations, cash flows and financial condition actually may be in the future.

For additional information about the past financial performance of Patriot’s business and the basis of the presentation of the historical consolidated financial statements, see “Selected Consolidated Financial Information of Patriot” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Patriot” and the historical financial statements and the accompanying notes included elsewhere in this proxy statement/prospectus.

Patriot could be liable to Peabody for adverse tax consequences resulting from certain change in control transactions and therefore could be prevented from engaging in strategic or capital raising transactions.

Peabody could recognize taxable gain if the Patriot spin-off from Peabody is determined to be part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in either Peabody or Patriot. Under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, any acquisitions of Peabody or Patriot within the four-year period beginning two years before the date of the spin-off are presumed to be part of such a plan unless they are covered by at least one of several mitigating rules established by IRS regulations. Nonetheless, a merger, recapitalization or acquisition, or issuance or redemption of Patriot common stock after the spin-off could, in some circumstances, be counted toward the 50% change of ownership threshold. The tax separation agreement entered into by Peabody and Patriot in connection with the spin-off precludes Patriot from engaging in some of these transactions unless Patriot first obtains a tax opinion acceptable to Peabody or an IRS ruling to the effect that such transactions will not result in additional taxes. The tax separation agreement further requires Patriot to indemnify Peabody for any resulting taxes regardless of whether Patriot first obtains such opinion or ruling. As a result, Patriot may be unable to engage in strategic or capital raising transactions that stockholders might consider favorable, or to structure potential transactions in the manner most favorable to Patriot.

Although not required pursuant to the terms of the tax separation agreement, in connection with the execution of the merger agreement, Patriot obtained an opinion dated April 2, 2008 from Ernst & Young LLP to the effect that the issuance of the Patriot common stock pursuant to the merger agreement should not result in an acquisition of a fifty percent or greater interest in Patriot within the meaning of Sections 355(d)(4) and (e)(4)(A) of the Code.

The agreements that Patriot has entered into with Peabody involve conflicts of interest.

Because the spin-off involved the separation of certain of Peabody’s existing businesses into two independent companies, Patriot entered into certain agreements with Peabody to provide a framework for its relationship with Peabody following the spin-off. The terms of the spin-off, including the financial terms of the arrangements between Peabody and Patriot that continue after the spin-off, were determined by persons who were at the time employees, officers or directors of Peabody or its subsidiaries and, accordingly, had a conflict of interest.

Patriot did not operate as an independent company prior to the spin-off, and it may experience increased costs which could decrease its overall profitability.

Patriot’s business was operated as a part of Peabody’s eastern business segment, and Peabody performed a number of corporate functions for Patriot’s operations. Patriot has and will continue to incur capital and other costs associated with developing and implementing its own support functions in these areas. Patriot is operating independently in most functions, however, Peabody continues to provide certain support services to Patriot, including services related to information technology. Patriot needs to replicate such services as soon as practical, but in no event later than October 31, 2008. In addition, there may be an operational impact on Patriot’s business as a result of the time of Patriot’s management and other employees and internal resources that will need to be dedicated to building these capabilities that otherwise would be available for other business initiatives and opportunities. Additionally, if Patriot has not developed adequate systems and business functions of its own, or has not obtained them from other providers, it may not be able to operate the company effectively and Patriot’s profitability may decline.

A decline in coal prices could reduce Patriot’s revenues and the value of Patriot’s coal reserves.

Patriot’s results of operations are dependent upon the prices Patriot charges for its coal as well as its ability to maximize productivity and control costs. Declines in the prices Patriot receives for its coal could adversely affect its operating results and its ability to generate the cash flows it requires to fund its existing operations and obligations, improve its productivity and reinvest in its business. The prices Patriot receives for coal depend upon numerous factors beyond its control, including coal and power market conditions, weather patterns affecting energy demand, competition in its industry, availability and costs of competing energy resources, including the effects of technological developments, worldwide economic and political conditions, economic strength and political stability in the U.S. and countries in which Patriot serves customers, the outcome of commercial negotiations involving sales contracts or other transactions, customer performance and credit risk, availability and costs of transportation, its ability to respond to changing customer preferences and reductions of purchases by major customers, domestic and foreign legislative and regulatory developments, including new environmental regulations affecting the use of coal, including limitations on mercury and carbon dioxide-related emissions, the supply of and demand for metallurgical coal, and the effect of worldwide energy conservation measures. Any material decrease in demand would cause coal prices to decline and require Patriot to decrease costs in order to maintain its margins.

As Patriot’s coal supply agreements expire, Patriot’s revenues and operating profits could suffer if it is unable to renew its agreements or find alternate buyers willing to purchase its coal on comparable terms to those in its contracts.

Following the spin-off, Patriot continues to supply coal to Peabody subsidiaries on a contract basis, so they can meet their commitments under pre-existing customer agreements sourced from Patriot’s operations. As these coal supply agreements expire, Patriot may compete with Peabody and other coal suppliers to obtain the business of the customers who were previously obtaining their coal from Peabody affiliates. If Patriot cannot renew these coal supply agreements directly with customers or find alternate customers willing to purchase its coal on comparable terms to those in the expired contracts, Patriot’s revenues and operating profits could suffer.

In a limited number of contracts, failure of the parties to agree on price adjustments may allow either party to terminate the contract. Coal supply agreements typically contain force majeure provisions allowing temporary suspension of performance by Patriot or the customer during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring Patriot to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature in the case of steam coal. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. In addition, some of these contracts allow Patriot’s customers to terminate their contracts in the event of changes in regulations affecting its industry that increase the price of coal beyond specified limits.

Patriot derives a substantial portion of its revenues from Peabody subsidiaries, and any material failure by these subsidiaries to make payments for coal sales or receive payments from their ultimate customers for coal supplied by Patriot would adversely affect Patriot’s revenues.

Currently, Patriot derives most of its revenues from the sale of coal to certain Peabody subsidiaries, who then sell the coal to the ultimate customers. Furthermore, sales to Peabody are expected to constitute the majority of Patriot’s revenues through 2008, before a majority of Patriot’s current coal supply agreements expire. Any material failure or significant delay by Peabody subsidiaries to make payments for coal sales, or certain material defaults under the respective coal supply agreements such ultimate customers have with Peabody’s subsidiaries, or certain repudiations or terminations thereof in a material respect, would adversely affect Patriot’s revenues and cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Patriot — Quantitative and Qualitative Disclosures about Market Risk — Credit Risk.”

The loss of, or significant reduction in, purchases by parties to existing coal supply agreements sourced from Patriot’s operations could adversely affect its revenues.

For the year ended December 31, 2007, Patriot derived 46% of its total coal revenues from sales through Peabody to Patriot’s five largest ultimate customers pursuant to coal supply agreements expiring at various times through 2012. Although these customers currently have contracts with Peabody to purchase coal sourced from Patriot’s operations, Patriot will attempt to renew these agreements directly with the end customers when they expire. Patriot’s negotiations may not be successful and those customers may not continue to purchase coal from it. If a number of these customers significantly reduce their purchases of coal from Patriot, or if Patriot is unable to sell coal to them on terms as favorable to it as the terms under its current agreements, Patriot’s results of operations, cash flows and financial condition could suffer materially.

Any change in coal consumption patterns by steel producers or North American electric power generators resulting in a decrease in the use of coal by those consumers could result in lower prices for Patriot’s coal, which would reduce Patriot’s revenues and adversely impact its earnings and the value of its coal reserves.

Steam coal accounted for approximately 77%, 77% and 78% of Patriot’s coal sales volume during 2007, 2006 and 2005, respectively. Substantially all of Patriot’s sales of steam coal were to U.S. electric power generators. The amount of coal consumed for U.S. electric power generation is affected primarily by the overall demand for electricity; the location, availability, quality and price of competing fuels for power such as natural gas, nuclear, fuel oil and alternative energy sources such as wind and hydroelectric power; technological developments including those related to alternative energy sources; and the costs to comply with environmental and other governmental regulations. For example, the increasingly stringent requirements of the Clean Air Act and other existing or potential laws regulating air emissions may result in more electric power generators shifting from coal-fueled generation and building more non-coal power electrical generating sources in the future. In addition, weather patterns can affect energy demand and consequently greatly affect electricity generation. Overall economic activity and the associated demands for power by industrial users also can have significant effects on overall electricity demand. In the past, economic slowdowns have significantly reduced the growth of electrical demand and, in some locations, resulted in contraction of demand. Any downward pressure on coal prices, whether due to increased use of alternative energy sources, changes in weather patterns, decreases in overall demand or otherwise, would likely cause Patriot’s profitability to decline.

Metallurgical coal accounted for approximately 23%, 23% and 22% of Patriot’s coal sales volume during 2007, 2006 and 2005, respectively. Any deterioration in global steel demand or in the steel industry would reduce the demand for Patriot’s metallurgical coal and could impact the collectability of its accounts receivable from steel industry customers. In addition, the steel industry increasingly relies on electric arc furnaces or pulverized coal processes to make steel. These processes do not use furnace coke, an intermediate product produced from metallurgical coal. Therefore, all growth in future steel production may not represent increased demand for metallurgical coal. If the demand or pricing for metallurgical coal decreases in the future, the amount of metallurgical coal Patriot sells and prices that Patriot receives for it could decrease, thereby reducing its revenues and adversely impacting its earnings and the value of its coal reserves.

A decrease in the price of metallurgical coal or Patriot’s production of metallurgical coal could decrease Patriot’s anticipated profitability.

Patriot has annual capacity to produce approximately six to eight million tons of metallurgical coal. Patriot’s margins from these sales have increased significantly since 2004 and represent a large percentage of its overall revenues and profits. To the extent Patriot experiences either production or transportation difficulties that impair its ability to ship metallurgical coal at anticipated levels, its profitability will be reduced.

The majority of Patriot’s metallurgical coal production is priced annually. As a result, a decrease in near term metallurgical coal prices could decrease its profitability.

Failures of contractor-operated sources to fulfill the delivery terms of their contracts with Patriot could reduce its profitability.

Within its normal mining operations, Patriot utilizes third party sources for some coal production, including contract miners, to fulfill deliveries under Patriot’s coal supply agreements. Approximately 25% of Patriot’s total sales volume for 2007 was attributable to contractor-operated mines. Certain of Patriot’s contractor-operated mines have experienced adverse geologic conditions, escalated operating costs and/or financial difficulties that have made their delivery of coal to Patriot at the contracted price difficult or uncertain. Patriot’s profitability or exposure to loss on transactions or relationships such as these is dependent upon a variety of factors, including the availability and reliability of the third-party supply; the price and financial viability of the third-party supply; Patriot’s obligation to supply coal to customers in the event that adverse geologic conditions restrict deliveries from its suppliers; Patriot’s willingness to participate in temporary cost increases experienced by third-party coal suppliers; Patriot’s ability to pass on temporary cost increases to customers; and Patriot’s ability to substitute, when economical, third-party coal sources with internal production or coal purchased in the market, and other factors.

Inaccuracies in Patriot’s estimates of economically recoverable coal reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.

Patriot bases its proven and probable coal reserve information on engineering, economic and geological data previously assembled and analyzed by Peabody’s staff, which includes various engineers and geologists, and which is periodically reviewed by an outside firm. The reserve estimates as to both quantity and quality are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond Patriot’s control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions relating to geological and mining conditions, relevant historical production statistics, the assumed effects of regulation and taxes, adverse changes in the permitting approval process, future coal prices, operating costs, mining technology improvements, severance and excise taxes, development costs and reclamation costs.

For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of coal reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to Patriot’s proven and probable coal reserves may vary materially from estimates. These estimates, thus, may not accurately reflect Patriot’s actual coal reserves. Any inaccuracy in Patriot’s estimates related to its proven and probable coal reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.

If the coal industry experiences overcapacity in the future, Patriot’s profitability could be impaired.

During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in production capacity in excess of market demand throughout the industry. Similarly, increases in future coal prices could encourage the development of expanded capacity by new or existing coal producers. Coal with lower delivered production costs shipped east from western coal mines and from offshore sources can result in increased competition for coal sales in regions historically sourced from Appalachian producers. Patriot could experience decreased profitability if future coal production is consistently greater than coal demand.

Patriot could be negatively affected if it fails to maintain satisfactory labor relations.

As of December 31, 2007, Patriot had approximately 2,300 employees. Approximately 61% of Patriot’s employees as of December 31, 2007 at company operations were represented by the UMWA, and these operations generated approximately 49% of Patriot’s 2007 sales volume. Relations with its employees and, where applicable, organized labor are important to Patriot’s success. The current labor contract for most of Patriot’s represented employees became effective January 1, 2007 and will expire on December 31, 2011. Patriot operates a mine in western Kentucky with a separate UMWA contract covering approximately 350 employees. A labor contract covering these employees will expire on December 31, 2011.

Due to the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, Patriot’s competitors who operate without union labor may have a competitive advantage in areas where they compete with Patriot’s unionized operations. If some or all of Patriot’s current non-union operations or those of third party contract miners were to become organized, Patriot could incur an increased risk of work stoppages, reduced productivity and higher labor costs.

A shortage of skilled labor and qualified managers in Patriot’s operating regions could pose a risk to achieving improved labor productivity and competitive costs and could adversely affect its profitability.

Efficient coal mining using modern techniques and equipment requires skilled laborers with mining experience and proficiency as well as qualified managers and supervisors. In recent years, a shortage of experienced coal miners and managers in Appalachia and the Illinois Basin has at times negatively impacted Patriot’s production levels and increased its costs. If the shortage of experienced labor continues or worsens, it could have an adverse impact on Patriot’s productivity and costs and Patriot’s ability to expand production in the event there is an increase in the demand for its coal, which could adversely affect its profitability.

A decrease in the availability or increase in costs of key supplies, capital equipment or commodities could decrease Patriot’s anticipated profitability.

Patriot’s purchases of some items of underground mining equipment are concentrated with one principal supplier. Further, its mining operations require a reliable supply of steel-related products (including roof control), replacement parts, belting products, and lubricants. If the cost of any of these inputs increased significantly, or if a source for such mining equipment or supplies were unavailable to meet Patriot’s replacement demands, Patriot’s profitability could be reduced from its current expectations. Industry-wide demand growth has exceeded supply growth for certain underground mining equipment, surface and other capital equipment. As a result, lead times for some items have increased significantly.

Patriot’s coal mining production and delivery are subject to conditions and events beyond its control, which could result in higher operating expenses and/or decreased production and sales and adversely affect its operating results.

Patriot’s coal mining operations are conducted, in large part, in underground mines and, to a lesser extent, at surface mines. The level of Patriot’s production at these mines is subject to operating conditions and events beyond its control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on its operating results. Adverse operating conditions and events that coal producers have experienced in the past include changes or variations in geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit, mining and processing equipment failures and unexpected maintenance problems, adverse weather and natural disasters, such as snowstorms, heavy rains and flooding, accidental mine water discharges and mine safety accidents, including fires and explosions from methane and other sources, surface subsidence from underground mining, which could result in collapsed roofs, among other difficulties, interruptions due to transportation delays, restriction of mining activities due to the implementation of final National Pollutant Discharge Elimination System (which we refer to as NPDES) effluent limits, unexpected delays and difficulties in acquiring, maintaining or renewing necessary permits or mining or surface rights, unavailability of mining equipment and supplies and increases in the price of mining equipment and supplies and increased or unexpected reclamation costs.

If any of these or similar conditions or events occur in the future at any of Patriot’s mines or affect deliveries of Patriot’s coal to customers, they may increase its cost of mining and delay or halt production at particular mines or sales to its customers either permanently or for varying lengths of time, which could adversely affect Patriot’s results of operations, cash flows and financial condition. Patriot cannot assure you that these risks would be fully covered by Patriot’s insurance policies.

In addition, the geological characteristics of underground coal reserves in Appalachia and the Illinois Basin, such as rock intrusions, overmining, undermining and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be mineable at costs comparable to those characteristic of the depleting mines. In addition, coal companies with larger mines that utilize the longwall mining method typically have lower mine operating costs than certain of Patriot’s mines that do not use the longwall mining method. These factors could materially adversely affect the mining operations and the cost structures of, and customers’ willingness to purchase coal produced by, Patriot’s mines in Appalachia and the Illinois Basin.

Defects in title of any leasehold interests in Patriot’s properties could limit its ability to mine these properties or result in significant unanticipated costs.

Patriot conducts a significant part of its mining operations on properties that it leases. Title to most of its leased properties and mineral rights is not thoroughly verified until a permit to mine the property is obtained. Patriot’s right to mine some of its proven and probable coal reserves may be materially adversely affected by defects in title or boundaries. In order to obtain leases or mining contracts to conduct its mining operations on property where these defects exist, Patriot may in the future have to incur unanticipated costs, which could adversely affect its profitability.

Patriot’s future success depends upon its ability to develop its existing coal reserves and to acquire additional reserves that are economically recoverable.

Patriot’s recoverable reserves decline as it produces coal. Patriot has not yet applied for the permits required or developed the mines necessary to use all of its proven and probable coal reserves that are economically recoverable. Furthermore, Patriot may not be able to mine all of its proven and probable coal reserves as profitably as it does at its current operations. Patriot’s future success depends upon its conducting successful exploration and development activities and acquiring properties containing economically recoverable proven and probable coal reserves. Patriot’s current strategy includes increasing its proven and probable coal reserves through acquisitions of leases and producing properties and continuing to use its existing properties.

Patriot’s planned mine development projects and acquisition activities may not result in significant additional proven and probable coal reserves and it may not have continuing success developing additional mines. A substantial portion of Patriot’s proven and probable coal reserves is not located adjacent to current operations and will require significant capital expenditures to develop. In order to develop its proven and probable coal reserves, Patriot must receive various governmental permits. Some of the required permits are becoming increasingly difficult and expensive to obtain and the application review processes are taking longer to complete and becoming increasingly subject to challenge and public opposition. Patriot cannot assure you that it will be able to receive the governmental permits that it would need to continue developing its proven and probable coal reserves.

Most of Patriot’s mining operations are conducted on properties owned or leased by it. Patriot may not be able to negotiate new leases from private parties or obtain mining contracts for properties containing additional proven and probable coal reserves or maintain its leasehold interest in properties on which mining operations are not commenced during the term of the lease.

If transportation for Patriot’s coal becomes unavailable or uneconomic for its customers, Patriot’s ability to sell coal could suffer.

Coal producers depend upon rail, barge, trucking, overland conveyor, ocean-going vessels and port facilities to deliver coal to markets. While Patriot’s coal customers typically arrange and pay for transportation of coal from the mine or port to the point of use, disruption of these transportation services because of weather-related problems, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, transportation delays, lack of port capacity or other events could temporarily impair Patriot’s ability to supply coal to customers and thus could adversely affect its results of operations, cash flows and financial condition.

Transportation costs represent a significant portion of the total cost of coal for Patriot’s customers and the cost of transportation is an important factor in a customer’s purchasing decision. Increases in transportation costs, including demurrage, could adversely impact Patriot’s sales. One of Patriot’s coal supply agreements, covering approximately 3.5 million tons per year, permits the customer to terminate such agreement if the barge transportation rates applicable to Patriot’s shipments increase by more than a specified amount and Patriot does not agree to reduce its selling price by the excess over such amount.

Patriot’s operations are subject to geologic, equipment and operational risks associated with mining.

Patriot’s coal mining operations are conducted, in large part, in underground mines. The level of Patriot’s production at these mines is subject to operating conditions and events beyond its control that could disrupt operations, affect production and the cost of mining at particular mines for varying lengths of time and have a significant impact on its operating results.

If these conditions or events occur in the future, reduced production could adversely affect Patriot’s results of operations, cash flows and financial condition. For example, Patriot’s Federal mine experienced two roof falls during the first quarter of 2008. As a result of the roof falls, Federal’s longwall production was curtailed for approximately one month, contributing to a decrease of 415,000 tons in the volume of coal sales from Appalachia in the first quarter of 2008, compared to the 2007 first quarter and leading to a decrease in EBITDA for the first quarter of 2008 of an estimated $17.0 million. Patriot’s fourth quarter 2007 results were also negatively impacted by a delayed longwall move at Federal. The decrease in production caused Patriot to invoke the force majeure provisions of several of its coal sales contracts, requiring Patriot to make up lost tonnages in certain instances during the rest of 2008 and possibly into 2009.

There is no assurance that the adverse geologic conditions at the Federal mine may not re-occur, with the same or more adverse impact on Patriot’s financial condition and results of operations or that similar adverse geologic conditions may not occur at one or more of Patriot’s other mines.

Patriot’s operations may depend on the availability of additional financing and access to funds under its credit facility.

Patriot expects to have sufficient liquidity to support the development of its business. In the future, however, Patriot may require additional financing for liquidity, capital requirements and growth initiatives. Patriot is dependent on its ability to generate cash flows from operations and to borrow funds and issue securities in the capital markets to maintain and expand its business. Patriot may need to incur debt on terms and at interest rates that may not be as favorable as those historically enjoyed by Peabody. In addition, future events may prevent Patriot from borrowing funds under the Credit Agreement, dated as of October 31, 2007, as amended, among Patriot, as borrower, each lender from time to time party thereto, and Bank of America,

N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, which we refer to as the Patriot credit facility. Any inability by Patriot to obtain financing in the future on favorable terms could have a negative effect on its results of operations, cash flows and financial condition.

Failure to obtain or renew surety bonds in a timely manner and on acceptable terms could affect Patriot’s ability to secure reclamation and employee-related obligations, which could adversely affect its ability to mine coal.

U.S. federal and state laws require Patriot to secure certain of its obligations to reclaim lands used for mining, to pay federal and state workers’ compensation, and to satisfy other miscellaneous obligations. The primary method for Patriot to meet those obligations is to provide a third-party surety bond or letters of credit. As of December 31, 2007, Patriot had outstanding surety bonds and letters of credit aggregating $362.6 million, of which $146.0 million was for post-mining reclamation, $183.8 million related to workers’ compensation obligations, $16.9 million was for coal lease obligations and $15.9 million was for other obligations (including collateral for surety companies and bank guarantees, road maintenance and performance guarantees). These bonds are typically renewable on a yearly basis. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral upon those renewals.

Additionally, as of December 31, 2007, Peabody continued to guarantee certain bonds (self bonding) related to Patriot liabilities that have not yet been replaced by Patriot’s surety bonds. As of December 31, 2007, Peabody self bonding related to Patriot liabilities aggregated $22.8 million, of which $19.9 million was for post-mining reclamation and $2.9 million was for other obligations. Patriot expects to replace these Peabody self bonds in 2008.

Patriot’s failure to maintain, or inability to acquire, surety bonds or to provide a suitable alternative would have a material adverse effect on it. That failure could result from a variety of factors including lack of availability, higher expense or unfavorable market terms of new surety bonds, restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of Patriot’s credit facility and the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

If Patriot’s business does not generate sufficient cash for operations, it may not be able to repay borrowings under its credit facility or fund other liquidity needs.

Patriot’s ability to pay principal and interest on and to refinance its debt will depend upon the operating performance of its subsidiaries. Patriot’s business may not generate sufficient cash flows from operations and future borrowings may not be available to Patriot under its credit facility or otherwise in an amount sufficient to enable it to repay any borrowings under its credit facility or to fund its other liquidity needs. Patriot may not be able to refinance the revolver under its credit facility on commercially reasonable terms, on terms acceptable to Patriot or at all.

The covenants in Patriot’s credit facility impose restrictions that could limit its operational and financial flexibility.

The credit facility contains certain customary covenants, including financial covenants limiting Patriot’s total indebtedness (maximum leverage ratio of 2.75) and requiring minimum EBITDA coverage of interest expense (minimum interest coverage ratio of 4.0), as well as certain limitations on, among other things, additional debt, liens, investments, acquisitions, capital expenditures, future dividends and asset sales. Compliance with debt covenants may limit Patriot’s ability to draw on its credit facility.

Patriot’s mining operations are extensively regulated, which imposes significant costs on it, and future regulations and developments could increase those costs or limit Patriot’s ability to produce and sell coal.

The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities, with respect to matters such as employee health and safety, permitting and licensing requirements, the protection of the environment, plants and wildlife, reclamation and restoration of mining properties after mining is completed, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals are required for mining operations. Patriot is required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. In addition, significant legislation mandating specified benefits for retired coal miners affects Patriot’s industry. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production. New or revised legislation or administrative regulations (or judicial or administrative interpretations of existing laws and regulations), including proposals related to the protection of the environment or employee health and safety that would further regulate and tax the coal industry, may also require Patriot or its customers to change operations significantly or incur increased costs, which may materially adversely affect its mining operations and its cost structure. The majority of Patriot’s coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors could have a material adverse effect on Patriot’s results of operations, cash flows and financial condition.

Both the federal and state governments impose stringent health and safety standards on the mining industry. The Mining Safety and Health Administration, or MSHA, monitors compliance with these federal laws and regulations and can impose penalties as well as closure of the mine. Recent fatal mining accidents have resulted in state and federal legislative and regulatory initiatives that seek to enhance miner safety through more stringent enforcement of existing safety requirements, including the imposition of higher penalties, as well as new requirements regarding safety equipment, training and emergency response. Furthermore, in the event of certain violations of safety rules, the Mine Safety and Health Administration may order the temporary closure of mines. In addition, Patriot’s customers may challenge Patriot’s issuance of force majeure notices in connection with such closures. If these challenges are successful, Patriot could be obligated to make up lost shipments, to reimburse customers for the additional costs to purchase replacement coal, or, in some cases, to terminate certain sales contracts.

Patriot’s expenditures for postretirement benefit obligations could be materially higher than Patriot has predicted if its actual experience differs from the underlying assumptions.

Patriot provides postretirement health and life insurance benefits to eligible union and non-union employees. Patriot calculated the total accumulated postretirement benefit obligation according to the guidance provided by SFAS No. 106. Patriot estimated the present value of the obligation to be $554.7 million as of December 31, 2007. Patriot has estimated these unfunded obligations based on assumptions described in the notes to its consolidated financial statements. If Patriot’s assumptions do not materialize as expected, cash expenditures and costs that it incurs could be materially higher. For a discussion of postretirement benefit costs and obligations, including related sensitivity analysis, see “Management’s Discussion & Analysis of Financial Condition and Results of Operations of Patriot — Critical Accounting Policies and Estimates — Employee-Related Liabilities.”

Patriot could be liable for certain retiree healthcare obligations to be assumed by Peabody in connection with the spin-off.

In connection with the spin-off, a Peabody subsidiary assumed certain retiree healthcare obligations of Patriot and its subsidiaries having a present value of $603.4 million as of December 31, 2007. These obligations arise under the Coal Act, the 2007 NBCWA and predecessor agreements and a subsidiary’s salaried retiree healthcare plan.

Although the Peabody subsidiary will be obligated to pay such obligations, certain Patriot subsidiaries will also remain jointly and severally liable for the Coal Act obligations, and secondarily liable for the assumed 2007 NBCWA obligations and retiree healthcare obligations for certain participants under a subsidiary’s retiree healthcare plan. As a consequence, Patriot’s recorded retiree healthcare obligations and related cash costs could increase substantially if the Peabody subsidiary fails to perform its obligations under the liability assumption agreements. These additional liabilities and costs, if incurred, could have a material adverse effect on Patriot’s results of operations, cash flows and financial condition.

Due to Patriot’s participation in multi-employer pension plans, Patriot may have exposure that extends beyond what its obligations would be with respect to its employees.

Certain of Patriot’s subsidiaries participate in two defined benefit multi-employer pension funds that were established as a result of collective bargaining with the UMWA pursuant to the 2007 NBCWA as periodically negotiated. These plans provide pension and disability pension benefits to qualifying represented employees retiring from a participating employer where the employee last worked prior to January 1, 1976, in the case of the UMWA 1950 Pension Plan, or after December 31, 1975, in the case of the UMWA 1974 Pension Plan. In December 2006, the 2007 NBCWA was signed, which required funding of the 1974 Pension Plan through 2011 under a phased funding schedule. The funding is based on an hourly rate for active UMWA workers. Under the labor contract, the per hour funding rate increased from zero to $2.00 in 2007 and will increase each year thereafter until reaching $5.50 in 2011. Patriot’s subsidiaries with UMWA-represented employees are required to contribute to the 1974 Pension Plan at the new hourly rates.

Contributions to these funds could increase as a result of future collective bargaining with the UMWA, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets or other funding deficiencies.

Patriot’s exposure to statutory retiree healthcare costs could be significantly higher than Patriot has estimated.

The 2006 Act authorized $490 million in general fund revenues to pay for certain benefits, including the healthcare costs under the Combined Fund, 1992 Benefit Plan and 1993 Benefit Plan (each as described under “Business of Patriot — Certain Liabilities — Retiree Healthcare”) for “orphans” who are retirees and their dependents. Under the 2006 Act, these orphan benefits will be the responsibility of the federal government on a phased-in basis through 2012. If Congress were to amend or repeal the 2006 Act or if the $490 million authorization were insufficient to pay for these healthcare costs, certain of Patriot’s subsidiaries, along with other contributing employers and their affiliates, would be responsible for the excess costs. Patriot’s aggregate cash payments to the Combined Fund, 1992 Benefit Plan and 1993 Benefit Plan were $21.4 million and $15.2 million during 2007 and 2006, respectively.

Concerns about the environmental impacts of coal combustion, such as impacts on global climate change, are resulting in increased regulation of coal combustion and could significantly affect demand for Patriot’s products.

Widely publicized scientific reports in 2007, such as the Fourth Assessment Report of the Intergovernmental Panel on Climate Change, have engendered widespread concern about the impacts of human activity, especially fossil fuel combustion, on global climate change. As a result, considerable and increasing government attention in the United States is being paid to reducing greenhouse gas emissions, particularly from coal combustion by power plants. Further, due to the U.S. Supreme Court’s recent decision in Massachusetts v. Environmental Protection Agency, the Environmental Protection Agency, which we refer to as the EPA, is considering regulating greenhouse gas emissions. Legislation is also currently pending in Congress, and a growing number of states in the United States have taken or are considering taking steps to reduce greenhouse gas emissions, including by requiring reductions on carbon dioxide emissions from coal-fired power plants. These legislative efforts, as well as similar developments in other countries where Patriot sells coal, may have an adverse impact on Patriot’s business. For example, enactment of laws and/or the passage of regulations regarding greenhouse gas emissions, or other actions to limit carbon dioxide emissions, could result in Patriot having to incur increased costs to operate its business and could result in electric generators reducing the amounts of coal they use, changing the types of coal they use or switching from coal to other fuel sources. The majority of Patriot’s coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use.

The EPA is also considering more stringent regulations to reduce emissions of sulfur dioxide, nitrogen oxide and mercury. Certain states have already independently established requirements that are more stringent than the current EPA proposals. These existing and likely future regulations could also adversely affect demand for Patriot’s products. All of the above existing, proposed and possible future developments in connection with legislation, regulations or other limits on greenhouse gas emissions and other environmental impacts from coal combustion, both in the United States and in other countries where Patriot sells coal, could have a material adverse effect on its results of operations, cash flows and financial condition.

Patriot may be unable to obtain and renew permits necessary for its operations, which would reduce its production, cash flows and profitability.

Mining companies must obtain numerous permits and approvals that impose strict regulations relating to environmental and safety matters. These include permits issued by various federal and state agencies and regulatory bodies. The permitting rules are complex, change frequently and have tended to become more stringent over time, making Patriot’s ability to comply with the applicable requirements more difficult or even unachievable, thereby precluding continuing or future mining operations. Private individuals and the public have certain rights to comment upon, submit objections to, and otherwise engage in the permitting process, including through court intervention. Some permit programs, such as the authorizations issued under Section 404 of the Clean Water Act, or CWA, have been subject to recent and significant legal challenges. Section 404 of the CWA requires mining companies to obtain U.S. Army Corps of Engineers, or ACOE, permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. The ACOE issues two types of permits pursuant to Section 404, general (or “nationwide”) and “individual” permits. Historically, the nationwide permit program was designed to streamline the permitting process for specific categories of filling activity. Due to multiple recent court cases involving CWA permits issued to coal companies, both nationwide and individual permits have become more difficult to obtain. Thus, it now takes longer and costs more to obtain permits necessary for Patriot’s operations. The permits Patriot needs may not be issued, maintained or renewed, may be subject to public challenge, may impose burdensome conditions, and may not be issued or renewed in a timely fashion. An inability to conduct Patriot’s mining operations pursuant to applicable permits and approvals could adversely affect its production, results of operations, cash flows and financial condition.

Patriot’s operations may impact the environment or cause exposure to hazardous substances, and its properties may have environmental contamination, which could result in material liabilities to Patriot.

Certain of Patriot’s current and historical coal mining operations have used hazardous materials and, to the extent that such materials are not recycled, they could become hazardous waste. Patriot may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts and other damages, as well as for natural resource damages and the investigation and clean up of soil, surface water, groundwater, and other media under laws such as CERCLA, commonly known as Superfund. Such claims may arise, for example, out of current or former conditions at sites that Patriot owns or operates currently, as well as at sites that it and companies it acquired owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Liability may be without regard to fault and may be strict, joint and several, so that Patriot may be held responsible for more than its share of the contamination or other damages, or even for the entire share.

Patriot maintains coal slurry impoundments at a number of its mines. Such impoundments are subject to extensive regulation. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as streams or bodies of water and wildlife, as well as related personal injuries and property damages which in turn can give rise to extensive liability. Some of Patriot’s impoundments overlie areas where some mining has occurred, which can pose a heightened risk of failure and of damages arising out of failure. If one of its impoundments were to fail, Patriot could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

These and other similar unforeseen impacts that Patriot’s operations may have on the environment, as well as exposures to hazardous substances or wastes associated with Patriot’s operations, could result in costs and liabilities that could materially and adversely affect Patriot.

The Clean Air Act and comparable state laws affect Patriot and its customers, and could increase the cost of coal production and/or reduce the demand for coal as a fuel source and thereby cause sales and profitability to decline.

The Clean Air Act and comparable state laws regulate coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations may occur through air emission permitting requirements and/or emission control requirements, including requirements relating to particulate matter. The Clean Air Act and comparable state laws indirectly affect coal mining operations by extensively regulating air emissions of particulate matter, including the volume and size of particulate emitted, sulfur dioxide, or SO2, nitrogen oxide, or NOx, mercury and other compounds emitted by coal-fired electricity generating plants. Public opposition has been raised with respect to the proposed construction of certain new coal-fired electricity generating plants due to the potential air emissions that would result. Such regulation and opposition could reduce the use of coal by power plants. Clean Air Act and comparable state law requirements that may directly or indirectly affect Patriot’s operations or those of its electric utility customer base, and that could cause them to reduce or otherwise alter their coal usage, include, without limitation:

•	reduction of SO2 emissions imposed by Title IV of the Clean Air Act;

•	reduction of SO2, NOx and ozone emissions under Federal National Ambient Air Quality Standards;

•	reduction of NOx emissions under the NOx SIP Call program;

•	reduction of SO2 and NOx emissions under the Clean Air Interstate Rule;

•	reduction of and permanent cap on mercury emissions from coal-fired power plants under the Clean Air Mercury Rule;

•	potential reduction of carbon dioxide emissions; and

•	reduction requirements for regional haze around national parks and national wilderness areas under EPA limitations.

The potential negative effects of these emissions and other requirements on Patriot’s business include, without limitation:

•	reduction in demand for Patriot’s coal by electric utilities, Patriot’s largest customers, due to increased compliance requirements, which could impose significant capital expenditure burdens and costs on coal-fired electricity generation;

•	reduction in demand for Patriot’s coal due to decisions by Patriot’s customers to replace outdated coal plants with, or to construct new plants using, alternative fuel technologies, due to increased capital expenditure, cost, permitting restrictions or public opposition; and

•	increased costs to Patriot of coal mining and/or processing due to permitting requirements and/or emission control requirements relating to particulate matter.

Any resulting decrease in the demand for Patriot’s coal would adversely affect Patriot’s results of operations, cash flows and financial condition.

Patriot’s ability to operate the company effectively could be impaired if it loses key personnel or fails to attract qualified personnel.

Patriot manages its business with a number of key personnel, the loss of a number of whom could have a material adverse effect on it. In addition, as Patriot’s business develops and expands, Patriot believes that its future success will depend greatly on its continued ability to attract and retain highly skilled and qualified personnel. Patriot cannot be certain that key personnel will continue to be employed by it or that it will be able to attract and retain qualified personnel in the future. Patriot does not have “key person” life insurance to cover its executive officers. Failure to retain or attract key personnel could have a material adverse effect on it.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect Patriot’s business, financial condition and results of operations.

Terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting Patriot’s customers or the economy as a whole may materially adversely affect Patriot’s operations or those of its customers. As a result, there could be delays or losses in transportation and deliveries of coal to Patriot’s customers, decreased sales of its coal and extension of time for payment of accounts receivable from its customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. Any of these occurrences, or a combination of them, could have a material adverse effect on Patriot’s business, financial condition and results of operations.

Risk Factors Relating to Magnum

You should carefully consider the risk factors relating to Magnum set forth below, in addition to those risk factors relating to Patriot that are also applicable to Magnum by virtue of being an industry participant, under the sections captioned “Risk Factors Relating to Patriot — A shortage of skilled labor and qualified managers in Patriot’s operating regions could pose a risk to achieving improved labor productivity and competitive costs and could adversely affect its profitability,” “— Patriot’s ability to operate the company effectively could be impaired if it loses key personnel or fails to attract qualified personnel,” “— Patriot’s future success depends upon its ability to develop its existing coal reserves and to acquire additional reserves that are economically recoverable,” “— Patriot’s coal mining production and delivery are subject to conditions and events beyond its control, which could result in higher operating expenses and/or decreased production and sales and adversely affect its operating results,” “— A decline in coal prices could reduce Patriot’s revenues and the value of Patriot’s coal reserves,” “— Inaccuracies in Patriot’s estimates of economically recoverable coal reserves could result in lower than expected revenues, higher than expected costs or decreased profitability,” “— Defects in title of any leasehold interests in Patriot’s properties could limit its ability to mine these properties or result in significant unanticipated costs,” “— Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect Patriot’s business, financial condition and results of operations,” “— Patriot may be unable to obtain and renew permits necessary for its operations, which would reduce its production, cash flows and profitability,” “— Patriot’s mining operations are extensively regulated, which imposes significant costs on it, and future regulations and developments could increase those costs or limit Patriot’s ability to produce and sell coal,” “— The Clean Air Act and comparable state laws affect Patriot and its customers, and could increase the cost of coal production and/or reduce the demand for coal as a fuel source and thereby cause sales and profitability to decline,” “— Concerns about the environmental impacts of coal combustion, such as impacts on global climate change, are resulting in increased regulation of coal combustion and could significantly affect demand for Patriot’s products.”

Magnum is subject to certain operational concentration risks, most notably at Panther, which could result in increased operating expenses or decreased revenues.

Magnum’s operational results are highly dependent on production at the Panther mining complex. Approximately 16% and 11% of Magnum’s production was derived from Panther in 2006 and 2007, respectively. The Panther mining complex experienced difficult geological conditions (sandstone intrusions on the face of the longwall resulting in “hard cutting”) commencing in late 2006 continuing through April of 2007. As a result of the extended period of hard cutting in the longwall panel mined in late 2006 and 2007, the mining equipment required significant maintenance, impacting productivity. These conditions had an adverse impact on production levels at the Panther mining complex and, in turn, impacted Magnum’s operating performance in 2006 and 2007. In late 2007, the longwall equipment was moved to a new panel where the percentage of “hard cutting” is expected to be lower than in the previous panel. However, if such difficult conditions persist or recur at Panther, they could disrupt operations and impact production, which could have a material adverse impact on Magnum’s financial results.

Magnum is a relatively newly formed private company and has a limited operating history.

Magnum was formed in October 2005. Some of the financial information included in this proxy statement/prospectus is based on management’s best estimates, derived from historical data and assumptions, as to what revenues and costs would have been had the Magnum acquired properties been operated on a stand-alone basis for such periods. Accordingly, this information may not reflect results of operations, financial position and cash flows had the properties been operated on a stand-alone basis for the periods presented, and should not be relied upon as being indicative of the future performance or results of operations. Magnum has only managed or operated all of its mining complexes, properties and operations as an independent company since the December 31, 2005 acquisition of the Magnum acquired properties and the March 21, 2006 addition of the Magnum contributed properties. As part of its formation process, Magnum transitioned from the accounting and internal control systems of its predecessors to a common platform to enhance its internal controls over financial reporting. As a private company, Magnum is not subject to the SEC regulations applicable to public companies, as well as other laws or regulations applicable to public companies, including those relating to financial reporting or disclosure.

If Magnum’s assumptions regarding its likely future expenses related to employee benefit plans are incorrect, then expenditures for these benefits could be materially higher than Magnum has assumed.

Magnum’s operations are subject to long-term liabilities under a variety of benefit plans and other arrangements with current and former employees including post-retirement health and life insurance benefits. The current and non-current accrued portions of these long-term obligations as of December 31, 2007, included $477.3 million of post-retirement obligations and $15.1 million of benefits under the Coal Industry Retiree Health Benefit Act of 1992, which we refer to as the Coal Act. These obligations have been estimated based on actuarial assumptions that are described in the notes to Magnum’s consolidated financial statements included elsewhere in this proxy statement/prospectus. However, if these assumptions are incorrect, Magnum could be required to expend greater amounts than anticipated. For a discussion of postretirement benefit costs and workers’ compensation obligations, including related sensitivity analysis, see “Management’s Discussion & Analysis of Financial Condition and Results of Operations of Magnum — Critical Accounting Policies and Estimates — Employee-Related Liabilities.”

Magnum contributes to multi-employer defined benefit pension plans. Due to Magnum’s participation in multi-employer pension plans, Magnum may have exposure under those plans that extends beyond its obligation solely with respect to its employees. In the event of a partial or complete withdrawal by Magnum from any plan that is underfunded, Magnum would be liable for a proportionate share of such plan’s unfunded vested benefits. Based on the limited information available from plan administrators, which Magnum cannot independently validate, Magnum’s management believes that its portion of the contingent liability in the case of a full withdrawal would be material to Magnum’s financial position and results of operations. In the event that any other contributing employer withdraws from any plan that is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, this would increase the underfunding of the plan. Magnum, along with the other remaining contributing employers, would be liable for its proportionate share of such plan’s unfunded vested benefits upon a withdrawal, which was estimated by Magnum to be approximately $94.4 million at December 31, 2007. In addition, if a multi-employer plan fails to satisfy the minimum funding requirements, the Internal Revenue Service, pursuant to Section 4971 of the Code, will impose an excise tax of 5% on the amount of the accumulated funding deficiency. The Code also requires contributing employers to make additional contributions in order to reduce the deficiency to zero, which may, along with the payment of the excise tax, have a material adverse impact on Magnum’s financial results.

Magnum may be subject to strikes, work stoppages and other disruptions.

As of December 31, 2007, approximately 30% of Magnum’s labor force was unionized. Hourly employees of Magnum’s Hobet and Apogee mining complexes are members of the United Mine Workers of America, which we refer to as the UMWA. Hobet and Apogee are signatory to the National Bituminous Coal Wage Agreement of 2007, which we refer to as the 2007 NBCWA, which expires at the end of 2011. Apogee’s Guyan Surface Mine also is signatory to a Memorandum of Understanding (MOU) that modifies the 2007 NBCWA; the current MOU expires at the end of June 2008 and the parties are in the process of finalizing a new MOU that will expire at the end of 2011. If some or all of the employees at any of Magnum’s mining operations strike or take other work stoppage steps (as to which there can be no assurances), productivity would be adversely affected, costs would increase, profitability would be reduced and shipments of coal to customers could be delayed or disrupted.

The National Labor Relations Act allows Magnum’s employees to form or affiliate with a union. Additional unionization of Magnum’s employees or of employees of contractors who mine coal for Magnum could adversely affect the stability of Magnum’s production and could increase costs or reduce profitability.

Magnum’s profitability may be adversely affected by the terms of, and its commitments under, long-term coal supply agreements, and changes in purchasing patterns in the coal industry may make it difficult for Magnum to extend existing agreements or enter into new long-term supply agreements.

Magnum sells coal through a combination of long-term and short-term supply agreements. As of December 31, 2007, approximately 70%, 34% and 15% of Magnum’s expected coal production in 2008, 2009 and 2010, respectively, was committed and priced under existing sales contracts. The price of coal shipped under these agreements is typically fixed for the initial year of the contract and may be subject to certain adjustments in later years, and thus may be below the then current market price for similar types of coal at any given time, depending on the timeframe of contract execution or commencement of deliveries.

Many of Magnum’s long-term supply agreements contain provisions requiring Magnum to deliver coal meeting quality thresholds for certain characteristics such as heat value, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, purchasing replacement coal in the higher priced open market, the rejection of deliveries or, in the extreme, termination of the contracts. Many agreements also contain provisions that permit the parties to adjust the contract price upward or downward for specific events, including inflation or deflation, changes in the factors affecting the cost of producing coal, such as taxes, fees, royalties and changes in the law regulating the timing, production, sale or use of coal. In a limited number of contracts, failure of the parties to agree on a price under those provisions may allow either party to terminate the contract. Moreover, some of these agreements permit the customer to terminate the contract if transportation costs, which are typically borne by the customer, increase substantially or in the event of changes in regulations affecting the coal industry that increase the price of coal beyond specified amounts.

Magnum’s customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase fewer tons of coal than in the past or on different terms, including under different pricing terms. Furthermore, uncertainty caused by laws and regulations affecting electric utilities could deter Magnum’s customers from entering into long-term coal supply agreements. Some long-term contracts contain provisions for termination due to environmental changes if these changes prohibit utilities from burning the contracted coal. To the degree that Magnum operates outside of long-term contracts, its revenues are subject to pricing in the spot market that can be significantly more volatile than the pricing structure negotiated through a long-term coal supply agreement. This volatility could adversely affect the profitability of Magnum’s operations if spot market pricing for coal becomes unfavorable.

The loss of, or significant reduction in, purchases by Magnum’s largest customers could adversely affect Magnum’s revenues.

In 2007, Magnum’s top 10 customers accounted for 95% of its coal sales by volume. The three customers that each accounted for 10% or more of its 2007 coal sales were American Electric Power (43% of 2007 volume), Progress Fuels Corporation (15% of 2007 volume) and The Dayton Power and Light Company (13% of 2007 volume). Magnum has approximately 7.9 million tons of contracts expiring in 2008. If any of these customers significantly reduce their purchases of coal, or if Magnum is unable to sell coal to them in the future on terms as favorable as the terms under current agreements, its financial condition and results of operations could suffer.

Magnum has stopped its participation in the production of “synfuel” which has historically generated a portion of Magnum’s revenue.

Historically, Magnum has generated revenue from sales of synfuel, a solid fuel derived from coal that is typically converted to synfuel with the application of a petroleum-based product. Magnum stopped production of synfuel at the end of 2007 because the federal synfuel tax credit, also known as a Section 29 credit (Section 29 of the Code was redesignated as Section 45K of the Code effective as of January 1, 2006), ended on December 31, 2007, thereby eliminating the benefit to purchasers of buying synfuel.

If Arch Coal fails to fulfill its indemnification obligations to Magnum under the Arch purchase and sale agreement, or if Magnum is required to indemnify Arch Coal thereunder, Magnum’s liabilities could increase.

Pursuant to the Arch purchase and sale agreement, Arch Coal agreed to indemnify Magnum for losses arising from breaches of its representations, warranties, covenants and agreements in the Arch purchase and sale agreement. The successful assertion of third-party claims after the expiration of the applicable survival period or in excess of the applicable indemnification liability cap in the Arch purchase and sale agreement, or the failure or inability of Arch Coal to satisfy its indemnification obligations to Magnum, could have an adverse effect on Magnum’s results of operations and financial position.

Also pursuant to the Arch purchase and sale agreement, Magnum agreed to indemnify Arch Coal with respect to losses arising from breaches of Magnum’s representations, warranties, covenants and agreements thereunder. The assertion of claims by Arch Coal with respect to breaches of Magnum’s representations and warranties or other indemnifications Magnum has provided to it under the Arch purchase and sale agreement could have an adverse effect on Magnum’s results of operations and financial position to the extent of the indemnity thresholds contained therein and to the extent that the applicable survival periods have not yet expired.

Increases in the price of steel, petroleum products, tires and other materials used in Magnum mining operations could impair Magnum’s operating profitability.

Magnum’s coal mining operations use significant amounts of steel, diesel fuel and tires. The price of steel, which is used in making roof bolts that are required by the room-and-pillar method of mining, has risen significantly in recent years. Costs of diesel fuel, explosives and tires have all risen significantly to relatively high levels. Increases in the price of steel, petroleum products, tires and other commodities could have a negative impact on Magnum’s profitability.

Any change in coal consumption patterns, in particular by U.S. electric power generators, resulting in a decrease in the use of coal could result in lower demand and therefore lower prices for Magnum’s coal, which would reduce Magnum’s revenue and adversely impact earnings and the value of Magnum’s coal reserves.

Steam coal accounted for virtually all of Magnum’s coal sales volume in 2007. Most of the coal Magnum produced in 2007 was shipped to U.S. electric utilities and Magnum expects that electric utilities will continue to remain the primary users of Magnum’s coal. The amount of coal consumed for U.S. electric power generation is affected primarily by the overall demand for electricity; the location, availability, quality and price of competing fuels for power such as natural gas, nuclear, fuel oil and alternative energy sources such as wind and hydroelectric power; technological developments including those related to alternative energy sources; and environmental and other governmental regulations. In addition, the increasingly stringent requirements of the Clean Air Act and other existing or potential laws regulating air emissions may result in more electric power generators shifting from coal-fueled generation, and building more non-coal power electrical generating sources in the future. In addition, weather patterns can affect energy demand and consequently greatly affect electricity generation. Overall economic activity and the associated demands for power by industrial users also can have significant effects on overall electricity demand. In the past, economic slowdowns have significantly reduced the growth of electrical demand and, in some locations, resulted in contraction of demand. Any downward pressure on coal prices, whether due to increased use of alternative energy sources, changes in weather patterns, decreases in overall demand or otherwise, would likely cause Magnum’s profitability to decline.

Fluctuations in transportation costs, the availability or reliability of transportation facilities and Magnum’s dependence on a single rail carrier for transport from three of its mining complexes could affect the demand for Magnum’s coal or temporarily impair Magnum’s ability to supply coal to its customers.

Increases in transportation costs, including increases resulting from fluctuations in the price of diesel fuel, could make coal a less competitive source of energy when compared to alternative fuels such as natural gas, or could make Central Appalachian coal production less competitive than coal produced in other regions of the United States or abroad. On the other hand, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country and from abroad. For instance, coordination of the many eastern loading facilities, the large number of small shipments, terrain and labor issues all combine to make shipments originating in the Eastern United States inherently more expensive on a per ton-mile basis than shipments originating in the Western United States. Historically, coal transportation rates from the western coal producing areas into Central Appalachian markets limited the use of western coal in those markets. However, a decrease in rail rates from the western coal producing areas to markets served by eastern U.S. producers could create major competitive challenges for eastern producers. Increased competition due to changing transportation costs could have an adverse effect on Magnum’s business, financial condition and results of operations.

Magnum depends upon barge, rail and truck transportation systems to deliver coal to its customers. Disruption of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair Magnum’s ability to supply coal to its customers, resulting in decreased shipments. Decreased performance levels over longer periods of time could cause customers to look to other sources for their coal needs, negatively affecting Magnum’s revenue and profitability.

Coal produced at Magnum’s Jupiter, Hobet and Apogee mining complexes is transported to its customers by a single rail carrier, CSX Transportation. If there are significant disruptions in the rail services provided by CSX Transportation or if the rates charged by CSX Transportation rise significantly, then costs of transportation for coal produced by Magnum could increase substantially.

Additionally, if there are disruptions of the transportation services provided by the railroad and Magnum is unable to find alternative transportation providers to ship its coal, its business and profitability could be adversely affected.

Failure to obtain or renew surety bonds in a timely manner and on acceptable terms could affect Magnum’s ability to secure reclamation, coal lease obligations and employee related obligations which could adversely affect Magnum’s ability to mine or lease coal.

U.S. federal and state laws require Magnum to obtain surety bonds to secure payment of certain long-term obligations such as mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other obligations. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral or other less favorable terms upon renewal. Magnum’s failure to maintain, or inability to acquire, surety bonds or to provide a suitable alternative would have a material adverse effect on it. That failure could result from a variety of factors including lack of availability, higher expense or unfavorable market terms of new surety bonds, restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of Magnum’s existing credit facilities, the exercise by third-party surety bond issuers of their right to refuse to renew the surety, and insufficient borrowing capacity under Magnum’s existing credit facilities for additional letters of credit.

As of December 31, 2007, Magnum had posted $26.3 million of surety bonds to secure reclamation obligations backed by $17.2 million in letters of credit to honor these requirements. Arch Coal currently guarantees $94.1 million of reclamation obligation bonds under the Arch purchase and sale agreement. If Magnum cannot obtain a release of the Arch Coal guarantees related to reclamation bonds by September 30, 2008, Magnum will be required to post a letter of credit in Arch Coal’s favor in the amount of the portion of the reclamation bonds guaranteed by Arch Coal that is reflected as a liability on Magnum’s balance sheet. Alternatively, if Magnum enters into a merger with a publicly traded coal company such as Patriot prior to September 30, 2008, and prior to the closing of such a transaction, Magnum has not obtained the release of the Arch Coal guarantees outstanding, Magnum will be required to post letters of credit in Arch Coal’s favor in accordance with a specific schedule after the closing of such a merger. This requirement applies to the merger. Following the termination of Arch Coal’s guarantee, or earlier in the event that Arch Coal has defaulted on its guarantee, Magnum could be subject to increased costs to maintain the surety bonds or be unable to obtain replacement surety bonds. In either case, Magnum’s ability to mine or lease coal could be adversely affected by an inability to post surety bonds.

If Magnum’s business does not generate sufficient cash for operations, it may not be able to repay borrowings under its credit facility or fund other liquidity needs.

Magnum is dependent on its ability to generate cash flows from operations or utilize borrowings under its credit facility to provide the necessary liquidity to maintain and expand its business. There can be no assurance that Magnum will be able to generate sufficient cash flows to meet such needs, which could result in insufficient liquidity to operate the business or a default by Magnum under its existing credit facility.

Increased competition within the coal industry, including competition from alternative fuel providers, may adversely affect Magnum’s ability to sell coal, and any excess production capacity in the industry could put downward pressure on coal prices.

The coal industry is intensely competitive both within the industry and with respect to other fuels. The most important factors on which Magnum competes are price, coal quality and characteristics, transportation costs from the mine to the customer and reliability of supply. Magnum’s principal competitors include Alpha Natural Resources, Inc., Arch Coal, Foundation Coal Holdings, Inc., International Coal Group, Inc., James River Coal Company, Massey Energy Company and, prior to the merger described in this proxy statement/prospectus, Patriot. Magnum also competes directly with all other Central Appalachian coal producers, as well as producers from other basins including Northern and Southern Appalachia, the Western United States and the Interior United States, and foreign countries, including Colombia and Venezuela. Increases in coal prices could encourage the development of expanded coal producing capacity in the United States and abroad. Any resulting overcapacity from existing or new competitors could reduce coal prices and, therefore, Magnum’s revenue.

Depending on the strength of the U.S. dollar relative to currencies of other coal-producing countries, coal from such origins could enjoy cost advantages that Magnum does not have. Several domestic coal-producing regions have lower-cost production than Central Appalachia, including the Powder River Basin in Wyoming.

Magnum also faces competition from alternative fuel providers. Should alternative fuels that are viewed as more environmentally friendly become more competitively priced and sought after as an energy substitute for fossil fuels, the demand for such fuels may adversely impact the demand for coal.

Judicial rulings that restrict the issuance of permits pursuant to the Clean Water Act could significantly increase Magnum’s operating costs, discourage customers from purchasing Magnum’s coal and materially harm Magnum’s financial condition and operating results.

As is the case with other coal mining companies, Magnum often needs to construct fills and impoundments in channels that may constitute “waters of the United States,” as defined under the CWA. To do so lawfully, it must, in the normal course of its mining operations, obtain permits pursuant to Section 404 of the CWA. The Army Corps of Engineer, which we refer to as the ACOE, issues two types of permits pursuant to Section 404 of the CWA: general (or “nationwide”) and “individual” permits. Magnum often applies for authorizations pursuant to (i) Nationwide Permit 21, which is issued by the ACOE in relation to surface coal mining operations; (ii) Nationwide Permit 50, which is issued by the ACOE in relation to underground coal mining; and (iii) Nationwide Permit 49, which is issued by the ACOE in relation to its remaining operations. Applications for individual permits typically are submitted for valley fills and impoundments at large surface coal mining operations.

During the last few years, lawsuits challenging the ACOE’s authority generally to issue nationwide and individual permits to various companies have been instituted by certain environmental groups and, in some instances, environmental groups have also sought to enjoin the use of specific permits issued by the ACOE. Two such cases that remain pending or on appellate review are Ohio Valley Environmental Coalition v. Colonel Dana Hurst, U.S. Army Corp of Engineers, Civil Action No. No. 3:03-2281 (S.D. W.Va.) and Ohio Valley Environmental Coalition v. U.S. Army Corps of Engineers, Civil Action No. 3:05-0784 (S.D. W.Va.). In the first of these cases filed against the ACOE involving nationwide permits, a claimant sought a preliminary injunction to enjoin the use of a permit already issued by the ACOE to Apogee, a Magnum subsidiary. However, on May 23, 2007, the claimant agreed to withdraw its motion for preliminary injunction and mining under the permit has proceeded. In March 2007, in the second lawsuit, the District Court for the Southern District of West Virginia rescinded individual permits issued to one of Magnum’s competitors in the coal industry. Subsequently on October 11, 2007, the district court in the same suit issued a temporary restraining order and preliminary injunction against the Callisto Surface Mine of Jupiter Holdings LLC, another Magnum subsidiary, whereby the ACOE was enjoined from granting a valley fill permit to the Callisto Surface Mine, resulting in the cessation of mining activities. The court’s March 2007 decision in the second case currently is under appeal to the Court of Appeals for the Fourth Circuit and will be heard in September 2008. To date, no similar challenges attacking the ACOE’s permitting under the CWA have survived appellate review, but lower court decisions in favor of groups opposing coal mining have been routine.

There can be no assurance that similar claims or motions will not be filed or that future judicial rulings will neither interfere with the ACOE’s issuance of permits pursuant to the CWA nor enjoin Magnum’s use of any permits issued by the ACOE. If mining methods are limited or prohibited as a result of future judicial rulings, it could significantly increase Magnum’s operational costs, make it more difficult to economically recover a significant portion of its reserves and have a material adverse effect on Magnum’s financial condition and results of operations. Magnum may not be able to increase the price it charges for coal to cover higher production costs without reducing customer demand for Magnum’s coal.

Magnum has significant reclamation and mine closure obligations. If the assumptions underlying Magnum’s accruals are materially inaccurate, Magnum could be required to expend greater amounts than anticipated.

The Surface Mining Control and Reclamation Act of 1977, or SMCRA, establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. Estimates of Magnum’s total reclamation and mine-closing liabilities are based upon permit requirements and Magnum’s engineering expertise related to these requirements. As of December 31, 2007, Magnum had accrued reserves of $55.5 million for reclamation liabilities and mine closures and an additional $6.7 million for medical benefits for employees due to mine closure. The estimate of ultimate reclamation liability is reviewed periodically by Magnum’s management and engineers. The estimated liability can change significantly if actual costs vary from assumptions or if governmental regulations change significantly. Statement of Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations,” or

Statement No. 143 requires that retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows. In estimating future cash flows, Magnum considered the estimated current cost of reclamation and applied inflation rates and a third-party profit, as necessary. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on a company’s behalf. However, due to the nature of the coal mining reclamation work, Magnum’s management believes that it is impractical for external parties to agree on a fixed price today. Therefore, a market risk premium has not been included in reclamation liability. Magnum’s resulting liability could change significantly if actual costs differ from Magnum’s estimates. See also “Risk Factors Relating to Magnum — Failure to obtain or renew surety bonds in a timely manner and on acceptable terms could affect Magnum’s ability to secure reclamation, coal lease obligations and employee related obligations which could adversely affect Magnum’s ability to mine or lease coal.”

Magnum’s operations may impact the environment or cause exposure to hazardous materials, and its properties may have environmental contamination, which could result in material liabilities.

Certain of Magnum’s current and historical coal mining operations have used materials considered to be hazardous materials and, to the extent that such materials have not been recycled, they could become hazardous waste. Magnum may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts and other damages, as well as for natural resource damages and the investigation and clean up of soil, surface water, groundwater, and other media under laws such as CERCLA, commonly known as Superfund. Such claims may arise, for example, out of current or former conditions at sites that Magnum owns or operates currently, as well as at sites that it and companies it acquired owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Liability may be without regard to fault and may be strict, joint and several, so that Magnum may be held responsible for more than its share of the contamination or other damages, or even for the entire share.

Magnum maintains extensive coal refuse areas and coal slurry impoundments at a number of its mining complexes. Such areas and impoundments are subject to extensive regulation. Slurry impoundments maintained by other coal mining operations have been known to fail, releasing large volumes of coal slurry into the surrounding environment. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife, which in turn can give rise to extensive liability. Some of Magnum’s impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. If one of these impoundments were to fail, Magnum could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.

Drainage flowing from or caused by mining activities can be acidic with elevated levels of dissolved metals; a condition referred to as “acid mine drainage,” or AMD. The treatment of AMD can be costly. Although Magnum does not currently face material costs associated with AMD, it is possible that Magnum could incur significant costs in the future.

These and other similar unforeseen impacts that Magnum’s operations may have on the environment, as well as exposures to hazardous substances or wastes associated with Magnum’s operations, could result in costs and liabilities that could materially and adversely affect Magnum.

Environmental litigation could result in delays in Magnum’s efforts to obtain new permits, and in certain cases new permits may not be issued.

In 2007, Magnum was sued in state court in Boone County, West Virginia, by the West Virginia Department of Environmental Protection, which we refer to as WVDEP. In 2007 and 2008, Magnum was sued in the U.S. District Court for the Southern District of West Virginia by the Ohio Valley Environmental Coalition, which we refer to as OVEC, and another environmental group (pursuant to citizen suit provisions). The lawsuits each allege that Magnum has violated certain water discharge limits set forth in a number of its

National Pollutant Discharge Elimination System permits. The lawsuits are seeking fines and penalties as well as injunctions prohibiting Magnum from further violating laws and its permits.

Some of the alleged violations relate to exceedances of selenium. There is currently no reasonably available technology to effectively address selenium exceedances in permitted water discharges. The WVDEP has deferred the obligations (of Magnum and other companies) to comply with the current selenium discharge limits in those permits. However, many of those deferrals are themselves the subject of an administrative appeal by environmental groups. Magnum is actively engaged in studying potential solutions to controlling these selenium discharges, and the federal Environmental Protection Agency, which we refer to as the EPA, is currently considering revisions to the selenium standards that would increase the permissible levels. However, there can be no assurance that the standards will be changed or that a cost-effective technical solution will be identified in the near term.

In addition, the EPA has recently issued a request for information to Magnum which seeks extensive information regarding its water discharges, and may in the future institute a regulatory proceeding that could ultimately seek similar or additional remedies to those requested by the lawsuits described above.

As a result of the litigation, the process of applying for new permits has become more time-consuming and complex, the review and approval process is taking longer, and in certain cases new permits may not be issued. If such litigation is determined adversely to Magnum, such determination could result in the incurrence of significant and material fines and penalties, could result in a requirement to incur material costs to modify current operations, and could otherwise have a material adverse effect on Magnum.

Magnum is involved in legal proceedings that if determined adversely to Magnum, could significantly impact its profitability, financial position or liquidity.

Magnum is involved in various legal proceedings that arise in the ordinary course of its business. Some of the lawsuits seek damages in very large amounts, or seek to restrict the company’s business activities. In addition to the lawsuits described under the section captioned “Business of Magnum — Legal Proceedings”, Apogee, a subsidiary of Magnum, has been sued, along with eight other defendants, including Monsanto Company, Pharmacia Corporation and Akzo Nobel Chemicals, Inc. by certain plaintiffs in state court in Putnam County, West Virginia. The lawsuits were filed in October 2007, but not served on Apogee until February 2008, and each are identical except for the named plaintiff. They each allege personal injury occasioned by exposure to dioxin generated by a plant owned and operated by certain of the other defendants during production of a chemical, 2,4,5-T, from 1949-1969. Apogee is alleged to be liable as the successor to the liabilities of a company that owned and /or controlled a dump site known as the Manila Creek landfill, which allegedly received and incinerated dioxin-contaminated waste from the plant. The lawsuits seek class action certification as well as compensatory and punitive damages for personal injury. The ultimate resolution of these lawsuits cannot be determined at this time, but Magnum will represent its interests vigorously in all of the proceedings that it is defending or prosecuting. Any liabilities resulting from such proceedings may be material, and if ultimately determined adversely to Magnum, could have a material adverse effect on Magnum.

THE SPECIAL MEETING

Date, Time and Place

This proxy statement/prospectus is being mailed to Patriot stockholders on or about [     ], 2008 in connection with the solicitation of proxies by the board of directors of Patriot for use at the special meeting of Patriot stockholders to be held on [     ], 2008 at [     ] a.m., local time, at [     ], [     ], and at any properly reconvened meeting following an adjournment or postponement thereof.

Purpose of the Special Meeting

Stockholders will consider and vote upon the proposal to approve the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement and to transact such other business as may properly come before the meeting or any properly reconvened meeting following an adjournment or postponement thereof.

The board of directors of Patriot has determined that the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement is advisable and in the best interests of Patriot’s stockholders. The board of directors of Patriot recommends that stockholders vote “FOR” approving the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement.

Record Date; Shares Entitled to Vote; Required Vote; Quorum

The close of business on [     ], 2008 has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and at any properly reconvened meeting following an adjournment or postponement thereof. At the close of business on the record date, there were outstanding [     ] shares of Patriot common stock.

The approval of the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement requires the affirmative vote of a majority of the votes cast by all stockholders at the special meeting where the total vote cast represents over fifty percent in interest of the Patriot common stock entitled to vote on the issuance. Stockholders will be entitled to one vote for each share of Patriot common stock that they owned on the record date on all matters submitted for a vote at the special meeting.

The presence at the special meeting, in person or by proxy, of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast at the special meeting will constitute a quorum, which is necessary to hold the special meeting. Abstentions and broker non-votes are counted in determining whether a quorum is present. A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not receive voting instructions from the beneficial owner. Abstentions and broker non-votes, because they are not treated as votes cast, will have no effect on whether the proposal to approve the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement receives a majority of the votes cast but will not be treated as a vote cast at the special meeting for purposes of determining whether the vote cast represents over fifty percent in interest of the Patriot common stock entitled to vote on the issuance.

Shares Owned by Patriot Directors and Executive Officers

At the close of business on the record date, directors and executive officers of Patriot beneficially owned and were entitled to vote, in the aggregate, [     ] shares of Patriot common stock, which represented approximately [     ]% of the shares of Patriot common stock outstanding on that date. The directors and executive officers of Patriot have informed Patriot that they intend to vote all of their shares of Patriot common stock “FOR” approving the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement.

Voting of Proxies

This proxy statement/prospectus is being sent to Patriot stockholders on behalf of the board of directors of Patriot for the purpose of requesting that you allow your shares of Patriot common stock to be represented by the persons named in the enclosed proxy card. All shares of Patriot common stock represented at the special meeting by properly executed proxy cards will be voted in accordance with the instructions indicated on that proxy. If you sign and return a proxy card without giving voting instructions, your shares will be voted “FOR” the approval of the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement, as recommended by the board of directors of Patriot.

You can also authorize the voting of your shares via the Internet by visiting the website www.voteproxy.com and following the instructions provided or by telephone from the United States, Canada or Puerto Rico, by dialing 1-800-PROXIES and following the recorded instructions. The telephone and Internet voting facilities for the stockholders of record of all shares, other than those held in the Patriot Coal Corporation 401(k) Retirement Plan, close at 10:59 p.m. Central Time on [     ], 2008. The Internet and telephone voting procedures are designed to authenticate stockholders by use of a control number and to allow you to confirm your instructions have been properly recorded. If you hold Patriot shares through the Patriot Coal Corporation 401(k) Retirement Plan or in “street name” through a broker, see the discussion below.

If you hold shares of record as a registered stockholder, please follow the voting instructions included on the enclosed proxy card.

If you hold shares of Patriot common stock in the Patriot Coal Corporation 401(k) Retirement Plan, you will receive a single proxy/voting instruction card with respect to all shares registered in your name, whether inside or outside of the plan. If your accounts inside and outside of the plan are not registered in the same name, you will receive a separate proxy/voting instruction card with respect to the shares credited in your plan account. Voting instructions regarding plan shares must be received by 3:00 p.m. Central Time on [     ], 2008, and all telephone and Internet voting facilities with respect to plan shares will close at that time. Your proxy will serve as voting instructions to Vanguard Fiduciary Trust Company, trustee of the plan. If you submit a proxy and do not indicate how you wish to vote, the trustee of the plan will vote your shares in favor of the issuance of Patriot common stock pursuant to the merger agreement. If you do not submit a valid proxy by 3:00 p.m. Central Time on [     ], 2008, your shares held through the Patriot Coal Corporation 401(k) Retirement Plan will be voted in the same proportion as those shares in the Patriot Coal Corporation 401(k) Retirement Plan for which voting instructions have been received.

If your shares are held in “street name,” which means your shares are held of record by a broker, you will need to obtain instructions from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. Many such firms make telephone and/or Internet voting available, but the specific processes available will depend on those firms’ individual arrangements. If you do not provide your broker with instructions on how to vote your shares, your shares will not be voted and will have no effect on the vote for the proposal to approve the issuance of Patriot common stock pursuant to the merger agreement and will not be treated as a vote cast at the special meeting for purposes of determining whether the vote cast represents over fifty percent in interest of the Patriot common stock entitled to vote on the issuance.

Even if you plan to attend the special meeting, Patriot recommends that you submit your proxy so that your vote will be counted should you later decide not to attend the meeting. If you own shares in “street name” and you wish to vote at the special meeting in person, you will need to ask your bank or broker for an admission card in the form of a confirmation of beneficial ownership. You will need to bring a confirmation of beneficial ownership with you to vote at the special meeting. If you do not receive your confirmation of beneficial ownership in time, bring your most recent brokerage statement with you to the special meeting. We can use that to verify your ownership of Patriot common stock and admit you to the meeting; however, you will not be able to vote your shares at the meeting without a confirmation of beneficial ownership.

Patriot does not expect that any matter other than the proposal to approve the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement will be brought before the special meeting. If, however, any other matter is properly presented at the special meeting or any properly reconvened meeting following an adjournment or postponement of the special meeting, the persons named as proxies in the proxy card will use their own judgment to determine how to vote your shares.

Revocation of Proxies

You may revoke your proxy at any time prior to the time the vote is taken at the special meeting. To revoke your proxy, you must either submit a signed notice of revocation to Patriot’s Corporate Secretary at the address set forth on page [     ], submit a later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting does not by itself constitute revocation of a proxy. If you hold shares through the Patriot Coal Corporation 401(k) Retirement Plan, you may change your voting instructions to the plan trustee by submitting a new valid proxy bearing a later date by the Internet, telephone or mail. To allow sufficient time for voting by the plan trustee, any changes in your voting instructions must be received by 3:00 p.m., Central Time, [     ], 2008. If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker in accordance with the procedures established by it. Please contact your broker and follow its directions in order to change your vote.

Solicitation of Proxies

Patriot will pay all fees and expenses incurred in relation to the printing, filing and distribution of this proxy statement/prospectus and the proxy cards to Patriot stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Patriot common stock beneficially owned by others to forward to such beneficial owners. Persons representing beneficial owners of Patriot common stock may be reimbursed for their costs of forwarding solicitation materials to such beneficial owners. In addition to soliciting proxies by mail, directors, officers or employees of Patriot and Magnum may solicit proxies personally and by telephone, email or otherwise. None of these persons will receive additional or special compensation for soliciting proxies.

Patriot has retained Georgeson Inc. to assist in the solicitation of proxies for the special meeting and to verify the records relating to the solicitations. Georgeson Inc. will be paid a retainer fee of $9,500 and additional fees based upon actual services provided, plus reimbursement of its out-of-pocket expenses.

THE COMPANIES

Patriot

Patriot Coal Corporation, a Delaware corporation, is a leading producer and marketer of coal in the eastern United States, with ten company-operated mines and numerous contractor-operated mines in Appalachia and the Illinois Basin. Patriot ships to electric utilities, industrial users and metallurgical coal customers, and controls approximately 1.3 billion tons of proven and probable coal reserves. Patriot’s common stock trades on the New York Stock Exchange under the symbol PCX. Patriot’s executive offices are located at 12312 Olive Boulevard, Suite 400, St. Louis, Missouri 63141. Its telephone number is (314) 275-3600.

Magnum

Magnum Coal Company, a Delaware corporation, is one of the largest coal producers in Central Appalachia based on 2007 production. As of January 1, 2008, Magnum controlled proven and probable reserves of 606.6 million tons of coal. Based on 2007 production of 16.1 million tons, Magnum’s reserve base could support similar levels of production for more than 30 years.

Magnum was incorporated under the laws of the State of Delaware on October 5, 2005 under the name Magnum Coal Company. Magnum’s principal executive offices are located at 500 Lee Street East, Suite 900, Charleston, West Virginia 25301 and Magnum’s telephone number is (304) 380-0200.

Colt Merger Corporation

Colt Merger Corporation is a Delaware corporation and a wholly owned subsidiary of Patriot. Colt Merger Corporation was organized on March 5, 2008 solely for the purpose of effecting the merger with Magnum. Colt Merger Corporation has not carried on any activities other than in connection with the merger agreement. Colt Merger Corporation’s executive offices are located at 12312 Olive Boulevard, Suite 400, St. Louis, Missouri 63141. Its telephone is (314) 275-3600.

THE MERGER

Background to the Merger

Patriot completed its spin-off from Peabody on October 31, 2007 and began trading as an independent public company on the New York Stock Exchange on November 1, 2007. Prior to the spin-off, Peabody and Magnum had held preliminary inconclusive discussions about a possible acquisition of Magnum by Peabody. In early November 2007, Mr. Paul H. Vining, President and Chief Executive Officer of Magnum, contacted Mr. Richard M. Whiting, President and Chief Executive Officer of Patriot, to discuss the possibility of an acquisition of Magnum by Patriot. Mr. Whiting informed Patriot’s board of directors of the acquisition opportunity and was authorized by the Patriot board to conduct preliminary discussions with Magnum regarding the possible transaction. On November 5 and November 6, 2007, Mr. Whiting and Irl F. Engelhardt, chairman of Patriot’s board of directors, met with Mr. Vining and Robb E. Turner, a representative of the ArcLight Funds, to further discuss the possibility of an acquisition by Patriot of Magnum.

Following these preliminary discussions, on November 8, 2007, Patriot and Magnum entered into customary confidentiality agreements and began their respective due diligence investigations. On November 14, 2007, Patriot retained Lehman Brothers to provide financial advisory services to Patriot in connection with the possible acquisition of Magnum. Between mid-November and mid-December 2007, Patriot’s senior management and Lehman Brothers conducted preliminary financial due diligence on Magnum with the assistance of Magnum’s senior management and Magnum’s financial advisor, Citigroup Global Markets Inc.

On December 14, 2007, at a regular meeting of Patriot’s board of directors, Mr. Whiting and other members of Patriot’s senior management updated the board regarding discussions with Magnum and its preliminary due diligence. At the conclusion of the meeting, Patriot’s board authorized management, subject to further board approval, to continue to explore the possibility of an acquisition of Magnum in exchange for shares of Patriot common stock that would value Magnum within a specified range, to develop and negotiate the terms of the acquisition, to engage key transaction advisors, to commence detailed due diligence regarding the potential acquisition and to explore long-term capital structure alternatives in connection with the potential acquisition.

Following the Patriot board meeting, and during the remainder of December 2007 and into early January 2008, Patriot’s senior management and its financial advisor conducted several discussions regarding financial due diligence, synergies, business philosophy and other matters with representatives of Magnum, its financial advisor and representatives of the ArcLight Funds. Following these discussions, between January 5 and January 7, 2008, Messrs. Whiting and Vining discussed the financial parameters of a possible acquisition of Magnum with consideration payable to Magnum stockholders in Patriot common stock that would value Magnum at 26% of Patriot on a pro forma basis for the acquisition, subject to approval of Patriot’s board of directors, the completion of due diligence, putting in place appropriate financing arrangements (including matters related to Patriot’s existing credit facility), and the negotiation of definitive documentation. The value of 26% of Patriot on a pro forma basis equated to approximately 9.4 million shares of Patriot common stock. The parties also discussed adding to the Patriot board of directors up to two additional members designated by Magnum’s stockholders.

On January 8, 2008, Patriot provided an initial draft of a preliminary non-binding term sheet and exclusivity letter to Magnum reflecting discussions to date.

On January 10, 2008, a special meeting of Patriot’s board of directors was held. At the meeting, Mr. Whiting and other members of Patriot’s senior management updated the board regarding continued discussions with Magnum and the ArcLight Funds regarding the potential acquisition. After discussion, Patriot’s board of directors authorized Patriot’s management to finalize a preliminary non-binding term sheet for an acquisition of Magnum that would value Magnum at 26% of Patriot on a pro forma basis for the acquisition and to commence negotiation of definitive transaction agreements, subject to final board approval of the transaction.

Between January 10 and January 20, 2008, representatives of Patriot and Magnum and their respective outside legal counsel conducted discussions regarding the proposed non-binding term sheet and exclusivity letter. During this period, Patriot and Magnum agreed to proceed to negotiation of definitive agreements in lieu of a term sheet, and Patriot instructed its outside counsel, Davis Polk & Wardwell, to commence preparation of draft definitive agreements for the transaction.

From mid-January 2008 until shortly before the merger agreement was executed on April 2, 2008, Patriot, its outside counsel, including environmental and real estate counsel, and other advisors conducted business, legal and other due diligence of Magnum, and Magnum and its outside counsel and other advisors conducted business, legal and other due diligence of Patriot. In addition, in mid-January 2008, representatives of Patriot commenced discussions with representatives of Patriot’s lenders under Patriot’s existing credit facility to discuss modifications that would be necessary to the facility to permit an acquisition of Magnum. Discussions and negotiations with representatives of Patriot’s lenders and their counsel continued throughout the course of the process until the consent was obtained from the lenders on April 2, 2008, as described below.

On January 22, 2008, representatives of Patriot met with representatives of certain of the large Magnum stockholders to discuss the potential merits of a combination of Patriot and Magnum.

On January 27, 2008, Patriot provided Magnum with an initial draft of a merger agreement for the transaction and subsequently provided initial drafts of the ancillary transaction agreements to Magnum. On January 29, 2008, at a regular meeting of Patriot’s board of directors, senior management of Patriot provided a transaction update to the board.

Between February 1, 2008 and February 3, 2008, representatives of Patriot, Davis Polk, Magnum, Freshfields Bruckhaus Deringer US LLP, counsel to Magnum, and a representative of the ArcLight Funds met at the offices of Davis Polk to conduct initial discussions regarding the draft merger agreement and the ancillary agreements. During these discussions, Magnum and the ArcLight Funds made it clear to Patriot that they would not be willing to enter into a transaction that included a condition relating to Patriot obtaining third party financing for the transaction. Patriot indicated, on the other hand, that it was not willing to enter into a transaction that entailed any meaningful financing risk without a financing condition. Therefore, the parties agreed to explore financing arrangements that would eliminate the financing risk.

Between February 4, 2008 and April 2, 2008, representatives of Patriot and Magnum and their respective legal counsel, the ArcLight Funds and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the ArcLight Funds, negotiated and exchanged numerous drafts of the merger agreement and the ancillary agreements, including the voting agreement, the support agreements and the Patriot rights plan amendment.

In January and February 2008, representatives of Patriot and Magnum commenced discussions with Magnum’s existing lender and various other potential lenders regarding financing alternatives with respect to Magnum’s existing indebtedness.

On February 6, 2008, Patriot retained Duff & Phelps as an additional financial advisor in connection with the transaction.

On February 12, 2008, Mr. Whiting and Mr. John Erhard, a representative of the ArcLight Funds, discussed the possibility of Magnum’s existing stockholders party to the Magnum stockholders agreement providing $100 million of convertible debt financing to Magnum, with the proceeds being used to repay $100 million of Magnum’s existing indebtedness. If the merger occurred, the Magnum convertible debt would convert into shares of Patriot common stock in the merger. Messrs. Whiting and Erhard reached a preliminary agreement, subject to approval by Patriot’s board of directors, Magnum’s board of directors and the Magnum stockholders party to the Magnum stockholders agreement, that Magnum should explore such a convertible debt financing with the Magnum stockholders party to the Magnum stockholders agreement, and that if the merger occurred, the convertible debt would convert into 2.5 million shares of Patriot common stock.

In late February, Messrs. Engelhardt and Turner conducted discussions regarding the individuals who might be designated by Magnum’s stockholders to join the board of directors of Patriot upon consummation of the merger. Mr. Engelhardt agreed that Messrs. Turner and Erhard would be submitted to Patriot’s board of directors for consideration as additional board members, subject to satisfactory completion of Patriot’s evaluation process of potential board nominees.

In connection with Patriot’s ongoing discussions with its lenders and others regarding financing alternatives, representatives of the ArcLight Funds proposed to Patriot in mid-February 2008 that the ArcLight Funds would be willing to provide a bridge financing facility to permit Patriot to repay Magnum’s remaining existing indebtedness if an acquisition of Magnum were to be completed. On February 26, 2008, the ArcLight Funds provided Patriot with a draft commitment letter and related documentation relating to a proposed $150 million bridge financing by the ArcLight Funds. On March 3, 2008, the ArcLight Funds provided Patriot with a draft of an intercreditor agreement that would be required between the ArcLight Funds and Patriot’s existing lenders in order to permit the proposed bridge financing. Patriot, the ArcLight Funds, Patriot’s lenders and their respective counsel negotiated the terms of these arrangements over the following weeks through April 2, 2008. During the course of the negotiations regarding the terms of the bridge financing, Patriot, Magnum and the ArcLight Funds agreed that Patriot’s obligation to complete the merger would be subject to a limited condition relating to the consummation of the ArcLight financing or an alternative financing (subject to a capped expense reimbursement to Magnum in limited circumstances if the condition is not satisfied).

On March 7, 2008, a special meeting of Patriot’s board of directors was held. A representative of Davis Polk reviewed with the board its fiduciary duties in considering and evaluating the proposed transaction. Mr. Whiting then updated the board regarding continued discussions with Magnum and the ArcLight Funds regarding the potential acquisition and related financing arrangements, including the proposed Magnum convertible debt financing and the related increase in the Patriot common stock that would be issued in the transaction to a total of approximately 11.9 million shares. Joseph W. Bean, Patriot’s senior vice president, general counsel and corporate secretary, and a representative of Davis Polk summarized the terms of the merger agreement and the ancillary agreements. Charles A. Ebetino, Jr., Patriot’s senior vice president of corporate development, summarized Magnum’s operations, the valuation analysis, the benefits of the transaction and the due diligence findings. A representative of Dinsmore & Shohl LLP, Patriot’s environmental counsel, described the environmental due diligence review and findings. Mark N. Schroeder, Patriot’s senior vice president and chief financial officer, explained the financing plan for the transaction. Representatives of Lehman Brothers and Duff & Phelps each summarized their respective valuation analyses. Representatives of Ernst & Young LLP reported that based on the information reviewed to date, Ernst & Young LLP was prepared to issue an opinion to the effect that the issuance of the Patriot common stock pursuant to the merger agreement should not result in an acquisition of a fifty percent or greater interest in Patriot within the meaning of Sections 355(d)(4) and (e)(4)(A) of the Code. After discussion, Patriot’s board of directors instructed Patriot’s management to continue working on finalizing definitive agreements for the acquisition and the bridge financing and obtaining the necessary lender consents to approve an amendment to Patriot’s existing credit facility.

During March 2008, representatives of Patriot and the ArcLight Funds and their respective legal counsel held discussions and negotiations with respect to the terms of the ArcLight financing, and representatives of the ArcLight Funds and Patriot’s existing lenders and their respective legal counsel held discussions and negotiations with respect to the terms of the intercreditor agreement. Representatives of Patriot and its existing lenders and their respective legal counsel concurrently held discussions and negotiations with respect to the terms of an amendment to Patriot’s existing credit facility.

Also during March 2008, representatives of Patriot, Magnum, the ArcLight Funds and their respective counsel continued to negotiate the terms of the merger agreement and the ancillary agreements. During the course of these negotiations, Magnum informed Patriot that, based on terms required by the proposed purchasers of the Magnum convertible debt, the terms of the proposed Magnum convertible debt had been proposed to be modified, so that: (i) the Magnum convertible debt would, immediately prior to the merger, be converted into shares of Magnum common stock in accordance with a formula agreed upon by Magnum and the proposed purchasers of the convertible debt, (ii) the newly issued Magnum common stock would be treated the same as the other Magnum common stock in the merger and (iii) a total of approximately 11.9 million shares of Patriot common stock would be issued in the merger in respect of all of the Magnum common stock (the sum of the approximately 9.4 million shares of Patriot common stock representing 26% of

Patriot on a pro forma basis and the 2.5 million shares of Patriot common stock originally proposed to be issued in respect of the Magnum convertible debt). Patriot indicated that this change in structure would be acceptable.

On March 14, 2008, a meeting was held between representatives of Patriot, Magnum and Patriot’s lenders during which Patriot and the lenders discussed the Magnum transaction and the terms of an amendment to Patriot’s existing credit facility.

On March 25, 2008, Patriot and the ArcLight Funds agreed to terms with respect to the ArcLight financing. On March 28, 2008, representatives of Patriot and Patriot’s lenders reached preliminary agreement on the terms of an amendment to Patriot’s existing credit facility, and the proposed amendment was sent to Patriot’s lenders for consideration.

On April 1, 2008, Magnum’s board of directors approved the merger agreement and the merger and recommended that its stockholders adopt the merger agreement.

On April 2, 2008, Patriot obtained the consent of its existing lenders to the terms of the amendment to Patriot’s existing credit facility to permit the transaction and the related financing.

Also on April 2, 2008, a special meeting of Patriot’s board of directors was held. A representative of Davis Polk again reviewed with the board its fiduciary duties in considering and evaluating the proposed transaction. Mr. Whiting updated the board regarding the conclusion of discussions relating to the merger agreement, the ArcLight financing and the amendment to Patriot’s credit agreement. Mr. Bean summarized for the board the principal terms of the merger agreement and ancillary agreements. Mr. Ebetino provided a valuation update. Mr. Schroeder described the financing arrangements and plans. Representatives of Lehman Brothers then presented a summary of its financial analysis of the proposed transaction and delivered its opinion that, as of that date, the consideration to be paid by Patriot in the merger was fair, from a financial point of view, to Patriot. Representatives of Duff & Phelps then presented a summary of its financial analysis of the proposed transaction and delivered its opinion that, as of that date, the consideration to be paid by Patriot in the merger was fair, from a financial point of view, to Patriot. A representative of Ernst & Young delivered an opinion to the effect that, as of that date, the issuance of Patriot common stock pursuant to the merger agreement should not result in an acquisition of a fifty percent or greater interest in Patriot within the meaning of Sections 355(d)(4) and (e)(4)(A) of the Code. Following further discussion and deliberations, the members of the board unanimously approved and adopted the merger agreement and the merger and the other transactions contemplated by the merger agreement and resolved to recommend that the stockholders of Patriot vote to approve the issuance of Patriot common stock contemplated by the merger agreement.

Following approval by the Patriot board, Patriot and American Stock Transfer & Trust Company, the rights agent under the Patriot rights agreement, executed the rights agreement amendment, and thereafter the relevant parties executed the merger agreement, the ancillary agreements dated the date of the merger agreement, the amendment to Patriot’s existing credit facility and the commitment letter for the ArcLight financing. Immediately following the execution of the merger agreement, Magnum stockholders representing approximately 99% of the issued and outstanding common stock of Magnum approved the merger by written consent. Shortly thereafter, Patriot issued a press release announcing the transaction after the close of trading on the New York Stock Exchange on April 2, 2008.

Patriot’s Reasons for the Merger and Recommendation of the Patriot Board of Directors

The board of directors of Patriot consulted with Patriot’s senior management and its financial advisors and legal counsel in reaching its decision to approve and adopt the merger agreement and the merger and to recommend that Patriot stockholders vote “FOR” approving the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement.

In reaching its decision to approve and adopt the merger agreement and the merger, and to recommend that Patriot stockholders vote to approve the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement, the board of directors of Patriot considered a number of factors, including the following:

•	the familiarity of the board of directors with, and presentations by Patriot’s senior management regarding, the business, operations, financial condition, competitive position, business strategy, growth opportunities and prospects of Patriot and Magnum (as well as the risks involved in achieving those opportunities and prospects);

•	Patriot’s previously stated objectives of seeking value-enhancing growth opportunities through synergistic, accretive acquisitions in the Central Appalachian region;

•	the fact that Magnum’s assets and operations will increase Patriot’s metallurgical coal position, will expand Patriot’s thermal coal presence in the Central Appalachian region and provide both current production and reserves for future expansion;

•	the fact that an acquisition of Magnum is expected to be accretive within the first year after consummation of the merger;

•	the expected synergies of the acquisition, including an expanded resource base and infrastructure;

•	the fact that Magnum’s significant surface mining operations will allow Patriot to have a more balanced production mix between underground and surface mining;

•	the ability to optimize mining operations and coal sales portfolios as a result of the acquisition;

•	the fact that Magnum maintains a strong emphasis on the safety of its miners;

•	the risks relating to the merger described under “Risk Factors — Risks Relating to the Merger”.

•	the risks relating to Magnum’s business, including legacy liabilities, indebtedness, capital expenditure requirements, environmental liabilities and the other risks described under “Risk Factors — Risk Factors Relating to Magnum”;

•	the financial presentation of Lehman Brothers, including the oral and written opinion of Lehman Brothers that, as of the date of the merger agreement and based on and subject to various assumptions made, matters considered and limitations set forth in the opinion, the consideration to be paid by Patriot pursuant to the merger agreement is fair, from a financial point of view, to Patriot;

•	the financial presentation of Duff & Phelps, including the oral and written opinion of Duff & Phelps that, as of the date of the merger agreement and based on and subject to various assumptions made, matters considered and limitations set forth in the opinion, the consideration to be paid by Patriot pursuant to the merger agreement is fair, from a financial point of view, to Patriot;

•	the results of financial, legal and operational due diligence on Magnum performed by Patriot’s senior management and its financial advisors and legal counsel;

•	the terms of the merger agreement, including the conditions to closing and the indemnification rights available to Patriot for breaches of representations, warranties and covenants by Magnum;

•	the terms of the merger agreement regarding the circumstances under which Patriot may be obligated to reimburse Magnum for its fees and expenses incurred in connection with the transaction, up to a maximum reimbursement of $5 million;

•	the likelihood and anticipated timing of the receipt of required regulatory approvals for the merger and the completion of the merger;

•	the terms and conditions of the $150 million ArcLight financing, and the potential opportunity for Patriot to obtain alternative financing in lieu of the ArcLight financing;

•	the fact that the ArcLight Funds will hold approximately 16.9% of Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger and will be Patriot’s largest stockholder; and

•	the terms and conditions of the voting agreement, which provides for, among other things:

•	the Patriot board of directors to be expanded from seven to nine and for Magnum stockholders party to the voting agreement, acting through the stockholder representative, to receive the right to appoint up to two members to the board of directors;

•	the agreement by certain Magnum stockholders party to the voting agreement to vote their shares of Patriot common stock as directed by Patriot’s board of directors in certain matters;

•	the agreement by certain Magnum stockholders party to the voting agreement to be subject to certain “standstill” limitations with respect to their shares of Patriot common stock; and

•	the agreement by the Magnum stockholders party to the voting agreement to be subject to certain transfer restrictions for up to one year after the effective time of the merger.

The foregoing discussion of the information and factors considered by the board of directors of Patriot is not exhaustive. In view of the wide variety of factors, both positive and negative, considered by the board of directors of Patriot, the board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise seek to assign relative weights to the specific factors that it considered in reaching its determination that the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement is advisable and in the best interests of Patriot’s stockholders. Rather, the board of directors of Patriot viewed its determinations as being based upon the judgment of its members, in light of the totality of the information presented and considered, including the knowledge of such directors of Patriot’s business, financial condition and prospects and the advice of management and its financial advisor and legal counsel. In considering the factors described above, individual members of the board of directors of Patriot may have given different weights to different factors and may have applied different analyses to each of the material factors considered by the Patriot board of directors.

After careful consideration, the board of directors of Patriot has determined that the issuance of Patriot common stock issuable to the holders of Magnum common stock pursuant to the merger agreement is advisable and in the best interests of Patriot stockholders and recommends that Patriot stockholders vote “FOR” approving the issuance of Patriot common stock issuable to the holders of Magnum common stock pursuant to the merger agreement.

Magnum’s Reasons for the Merger

In entering into the merger agreement, Magnum considered a number of factors, including the following:

•	the fact that the merger was supported by Magnum stockholders owning more than 98.5% of the issued and outstanding shares of Magnum common stock, by virtue of such stockholders entering into support agreements concurrently with the execution and delivery of the merger agreement;

•	the aggregate amount of Patriot common stock to be received by Magnum stockholders in the merger;

•	Magnum’s ongoing capital needs and its potential need for additional financing in the current credit environment;

•	the fact that the merger consideration is payable in Patriot common stock, providing Magnum stockholders the opportunity to participate in the long-term appreciation of the combined Patriot-Magnum entity;

•	the fact that the Patriot common stock to be issued to the Magnum stockholders in the merger will be registered on Form S-4 and will be (subject to the contractual lock-up agreements discussed under “Ancillary Transaction Agreements — Voting Agreement — Transfer Restrictions”) able to be sold without restriction on the New York Stock Exchange by Magnum stockholders who are non-affiliates of Patriot, and the fact that Patriot’s market capitalization and the trading volume would provide Magnum stockholders with the liquidity necessary to sell their Patriot common stock to be received in the merger, if desired;

•	the strategic fit between Patriot and Magnum, including the expected commercial and operational synergies, enhancements to the combined company’s product line, a more diverse mining operation and a broader customer base;

•	the terms and conditions of the merger agreement and related transaction documents that Magnum is a party to, including the limited circumstances in which the board of directors of Patriot is permitted to modify or withdraw its recommendation of the transaction, and the merger agreement expense reimbursement obligations upon certain termination events;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals;

•	the anticipated tax-free nature of the transaction to Magnum’s stockholders with respect to the receipt of Patriot common stock;

•	the results of financial, legal and operational due diligence on Patriot;

•	the possible alternatives to the merger (including potential business combinations and strategic alliances with other companies or remaining an independent company) and the likely value to Magnum stockholders in such alternatives;

•	the lack of a “collar” related to Patriot common stock to be issued in the merger, thereby not providing any guarantee of the value of Patriot common stock to be received by Magnum stockholders in the merger;

•	the fact that, subject to certain limitations, consummation of the merger would be subject to the consummation of the ArcLight financing or the receipt by Patriot of financing from an alternate source in an amount not less than the amount of the ArcLight financing;

•	the risk that the benefits sought to be achieved in the merger will not be realized;

•	the fact that Patriot was recently spun-off from Peabody and has operated as an independent company only for a short period of time;

•	the lack of a long-term trading history of the Patriot common stock, and the volatility of the price of Patriot common stock since it commenced trading in the fourth quarter of 2007, and the likelihood that the Patriot stock price would continue, both before and after the completion of the merger, to be volatile;

•	the risk that the merger might not be consummated and the potential adverse effect of the public announcement of the merger on Magnum’s business reputation and ability to obtain financing in the future;

•	the inherent challenges in combining the business of Magnum and Patriot and the attendant risk that management resources may be diverted from other strategic opportunities and operational matters for the period of time required to consummate the merger; and

•	the other risks connected with the merger and with the business of Patriot described in the sections captioned “Risk Factors” in this proxy statement/prospectus.

The preceding discussion is not intended to be exhaustive, but includes all the material factors considered by Magnum in determining to enter into the merger agreement. In view of the variety of factors considered in connection with its evaluation of the merger agreement and the proposed merger, Magnum did not quantify or otherwise attempt to assign relative weights to the specific factors considered.

Opinion of Lehman Brothers

During November 2007, Patriot management engaged Lehman Brothers to act as a financial advisor with respect to the proposed acquisition of Magnum and to render to Patriot a fairness opinion in this regard. On April 2, 2008, Lehman Brothers delivered its oral opinion (subsequently confirmed in writing) to the Patriot board of directors that, as of such date and, based upon and subject to the matters stated in its opinion, from a financial point of view, the consideration to be paid by Patriot in the merger is fair to Patriot.

The full text of Lehman Brothers’ written opinion, dated April 2, 2008, is attached as Annex C to this document. Stockholders are encouraged to read Lehman Brothers’ opinion carefully in its entirety for a description of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. Lehman Brothers’ opinion is not intended to be and does not constitute a recommendation to any stockholder as to how that stockholder should vote or act with respect to the proposed merger or any other matters described in this document. The following is a summary of Lehman Brothers’ opinion and the methodology that Lehman Brothers used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion. Lehman Brothers was requested by the board of directors of Patriot to render its opinion with respect to the fairness, from a financial point of view, to Patriot of the consideration to be paid by Patriot in the merger.

Lehman Brothers was not requested to opine as to, and its opinion does not in any manner address, Patriot’s underlying business decision to proceed with or effect the merger. In addition, Lehman Brothers expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the merger agreement, or any class of such persons, relative to the consideration paid in the merger or otherwise. In arriving at its opinion, Lehman Brothers reviewed and analyzed, among other things:

•	the draft merger agreement dated March 25, 2008 and the specific terms of the proposed transaction;

•	publicly available information concerning Patriot and Magnum that Lehman Brothers believed to be relevant to its analysis, including, without limitation, the Annual Report on Form 10-K for the year ended December 31, 2007 for Patriot;

•	financial and operating information with respect to the business, operations and prospects of Magnum furnished to Lehman Brothers by Magnum and Patriot, including (i) financial projections of Magnum prepared by management of Magnum and (ii) financial projections of Magnum prepared by management of Patriot;

•	financial and operating information with respect to the business, operations and prospects of Patriot furnished to Lehman Brothers by Patriot, including (i) financial projections of Patriot prepared by management of Patriot and (ii) the amount and timing of the cost savings and operating synergies expected by the management of Patriot to result from the proposed transaction (the “Expected Synergies”);

•	a comparison of the historical financial results and present financial condition of Patriot and Magnum with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

•	the potential pro forma impact of the proposed transaction on the current financial condition and future financial performance of Patriot, including the Expected Synergies; and

•	estimates of certain proved and probable reserves of Magnum conducted by third party reserve engineers dated February 29, 2008 (the “Reserve Report”).

In addition, Lehman Brothers had discussions with the managements of Patriot and Magnum concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and the potential strategic benefits expected by the management of Patriot to result from the combination of the businesses of Patriot and Magnum. Furthermore, Lehman Brothers also undertook such other studies, analyses and investigations as it deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information provided by Patriot without any independent verification of such information. Lehman Brothers further relied upon the assurances of the management of Patriot that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to Patriot’s projections of Magnum’s financial and operating performance, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Patriot as to the future financial performance of Magnum and that Magnum would perform substantially in accordance with such projections. With respect to the financial projections of Patriot, upon advice of Patriot, Lehman Brothers has assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Patriot as to the future financial performance of Patriot and that Patriot will perform substantially in accordance with such projections. With respect to the Expected Synergies, Lehman Brothers assumed that the amount and timing of the Expected Synergies are reasonable and, upon the advice of Patriot, Lehman Brothers has also assumed that the Expected Synergies will be realized substantially in accordance with such estimates. With respect to the Reserve Report, Lehman Brothers discussed the Reserve Report with the management of Patriot and upon advice of Patriot, Lehman Brothers assumed that the Reserve Report was a reasonable basis upon which to evaluate the proved and probable reserve levels of Magnum as of such date. Upon advice of Patriot, Lehman Brothers assumed that the final terms of the definitive Merger Agreement did not differ in any material respects from the draft thereof furnished to and reviewed by Lehman Brothers. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Magnum and did not make or obtain any evaluations or appraisals of the assets or liabilities of Magnum. Lehman Brothers’ opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, April 2, 2008.

Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Patriot’s management and board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with Patriot and the coal industry generally, and because its investment banking professionals have substantial experience in transactions comparable to the merger.

The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to Patriot’s board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers’ opinion.

Comparable Company Analysis

In order to assess how the public market values shares of similar companies which are publicly traded, Lehman Brothers, based on its experience with companies in the coal industry, reviewed and compared specific financial and operating data relating to Magnum with coal companies that Lehman Brothers deemed comparable to Magnum, including:

These companies were designated either Tier I or Tier II comparables based on how closely their operating characteristics matched those of Magnum, with Tier I comparables deemed those companies whose operations were most comparable to Magnum’s.

Tier I

•	Alpha Natural Resources

•	International Coal Group

•	James River Coal Company

•	Massey Energy

Tier II

•	Arch Coal

•	CONSOL

•	Foundation Coal

•	Peabody Energy

As part of its selected comparable company analysis, Lehman Brothers calculated and analyzed each company’s ratio of enterprise value to estimated earnings before interest, taxes, depreciation and amortization, or EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. For the comparable companies, these calculations were performed based on publicly available financial data (including Wall Street consensus estimates per the Institutional Broker Estimate System, or “IBES,” database) using closing prices as of March 31, 2008, the last practicable trading date for which information was available prior to the delivery of Lehman Brothers’ opinion. To calculate Magnum’s implied enterprise value, Lehman Brothers applied a range of multiples based on the trading values of the comparable companies to Magnum’s relevant EBITDA. The following table sets forth information relating to this analysis:

Comparable Companies as of March 31, 2008

Combined Tier I
	& II Range		Tier I Range

Ratio of Enterprise Value to:
2008 Estimated EBITDA	7.3x - 13.1	x	7.3x - 9.9	x
2009 Estimated EBITDA	4.6x - 9.0	x	4.6x - 6.6	x

Lehman Brothers selected the comparable companies above because their businesses and operating profiles are reasonably similar to those of Magnum. However, because of the inherent differences between the business, operations and prospects of Magnum and the businesses, operations and prospects of the selected comparable companies, no company is exactly comparable to Magnum. Therefore, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, Lehman Brothers also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Magnum and the companies included in the comparable company analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Magnum and the companies included in the comparable company analysis. Lehman Brothers’ qualitative judgments resulted in the selection of a set of firms that most closely matched the financial and operating characteristics of Magnum used in determining the appropriate reference range for the implied enterprise value of Magnum. Lehman Brothers also felt that it was most appropriate to only consider the 2008 and 2009 calendar years. The reference range for the implied enterprise value of Magnum was calculated by Lehman Brothers by reference to these companies. Based on this analysis, Lehman Brothers derived a reference range for the implied enterprise value of Magnum of approximately $827 million to $1,328 million.

Comparable Transaction Analysis

Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and financial multiples paid in seven acquisitions or strategic mergers of companies that Lehman Brothers, based on its experience with merger and acquisition transactions, deemed relevant to arriving at its opinion. Lehman Brothers chose the transactions used in the comparable transaction analysis based on the similarity of the target companies in the transactions to Magnum in terms of size, location, operating profile and other characteristics of their businesses. Lehman Brothers referenced the following transactions:

• CONSOL Energy Inc.’s acquisition of AMVEST Corporation;

• Cleveland — Cliffs Inc.’s acquisition of PinnOak Resources LLC;

• Natural Resource Partners, L.P.’s acquisition of Dingesss-Rum Properties, Inc.;

• Alpha Natural Resources, Inc.’s acquisition of Nicewonder Coal Group;

• James River Coal Co.’s acquisition of Triad Mining;

• Consortium led by First Reserve’s acquisition of RAG American Coal Holding; and

• Peabody Energy Corporation’s acquisition of RAG Australia Coal Pty Limited.

The ratio of enterprise value to trailing twelve month EBITDA (or estimate thereof) in the transactions listed above ranged from 3.6x to 7.5x with an average ratio of 5.3x. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Magnum and the companies included in the selected precedent transaction analyses. Accordingly, Lehman Brothers believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Lehman Brothers therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and Magnum. Based upon these judgments, Lehman Brothers selected a range of multiples of 5.0x to 6.5x calendar year 2007 EBITDA and applied such range to Magnum’s EBITDA for the relevant period to calculate a range of implied range of enterprise values for Magnum. Lehman Brothers noted that on the basis of the selected precedent transaction analysis, Magnum had an implied enterprise value range of $207 million to $269 million. However, because of recent changes in the expected profitability of coal companies in the regions in which Magnum operates, and as a result of certain operational difficulties of Magnum experienced in 2007 that are estimated by Patriot management to be non-recurring in nature, Lehman Brothers determined that historical EBITDA does not reflect predicted future performance and that forward-looking multiples and other valuation methodologies are more relevant.

Magnum Discounted Cash Flow Analysis

In order to estimate the present value of Magnum’s expected cash flows, Lehman Brothers performed a discounted cash flow analysis. A discounted cash flow analysis is a traditional valuation methodology used to derive the valuation of an asset by calculating the “present value” of estimated future cash flows. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Magnum using the discounted cash flow method, Lehman Brothers added (i) Magnum’s projected after-tax unlevered free cash flows for fiscal years 2008 through 2012 based on management projections to (ii) the “terminal value” of Magnum as of December 31, 2012, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest, tax expense and amortization (excluding amortization of contracts or purchased intangibles) and subtracting, estimated taxes and capital expenditures and adjusting for changes in working capital. The residual value of Magnum at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on 2012 projections. The range of after-tax discount rates of 12% to 14% was selected based on an analysis of the weighted average cost of capital of Magnum and the comparable companies and was consistent with commonly used discount rates in the coal sector. Lehman Brothers then calculated a range of implied enterprise values of Magnum, both with and without the estimated synergies. Lehman Brothers noted that on the basis of the discounted cash flow analysis, the standalone value for Magnum was $1,056 million to $1,474 million excluding synergies, and several hundred million more including synergies.

Relative Valuation

Contribution Analysis

In order to evaluate the fairness of the pro forma equity split (based on the 11,901,729 new Patriot common shares issued as consideration) between Patriot and Magnum stockholders respectively, Lehman Brothers performed a relative contribution analysis. This analysis assessed the relative contribution of each party with regard to several key operational and financial metrics including proven and probable reserves owned or leased, tons of coal sold, and historical and forecast EBITDA. The relative value of each contribution was based on the multiples of each metric implied by Patriot’s enterprise and equity values on March 31, 2008. The relative contribution of each party was then adjusted by each party’s respective estimated pro forma net debt to calculate relative equity contributions. Based on the contribution analysis, the implied range of Magnum pro forma equity ownership in Patriot was approximately 24% to 43% based on the items identified below, versus an actual pro forma equity ownership of Magnum stockholders of approximately 31%.

	Patriot Equity	Magnum Equity
Relative Equity Contribution Based on:	Contribution	Contribution

Proven and Probable Coal Reserves	72%	28%
Tons of Coal Sold	57%	43%
2007 EBITDA	76%	24%
2006-2007 Average EBITDA(1)	72%	28%
2005-2007 Average EBITDA(1)	71%	29%
2008 Estimated EBITDA	59%	41%

(1)	Historical EBITDA is pro forma for the acquisition of the Magnum acquired properties and adjusted for any unusual items.

General

In connection with the review of the merger by Patriot’s board of directors, Lehman Brothers performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Lehman Brothers considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Lehman Brothers believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, Lehman Brothers may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Lehman Brothers’ view of the actual value of Patriot or Magnum. The issuance of Lehman Brothers opinion was approved by Lehman Brothers’ fairness opinion committee.

In performing its analyses, Lehman Brothers made numerous assumptions with respect to industry risks associated with operations, reserves, industry performance, general business and economic conditions and other matters, many of which are beyond the control of Patriot or Magnum. Any estimates contained in Lehman Brothers’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Lehman Brothers’ analysis of the fairness from a financial point of view to Patriot of the merger and were prepared in connection with the written opinion by Lehman Brothers delivered on April 2, 2008 to the Patriot board of directors. The analyses do not purport to be appraisals or to reflect the prices at which Patriot common stock might trade following announcement of the mergers or the prices at which Patriot common stock might trade following consummation of the merger.

The terms of the merger were determined through arm’s-length negotiations between Patriot and Magnum and were unanimously approved by Patriot and Magnum’s respective boards of directors. Lehman Brothers did not recommend any specific exchange ratio or form of consideration to Patriot or that any specific exchange ratio or form of consideration constituted the only appropriate consideration for the merger.

Lehman Brothers’ opinion was one of the many factors taken into consideration by Patriot’s board of directors in making its determination to approve the merger agreement. Lehman Brothers’ analyses summarized above should not be viewed as determinative of the opinion of the Patriot board of directors with respect to the value of Magnum or of whether the Patriot board of directors would have been willing to agree to a different amount or form of merger consideration.

Lehman Brothers is acting as financial advisor to Patriot in connection with the merger. As compensation for its services in connection with the proposed transaction, Patriot owed Lehman Brothers $500,000 upon the delivery of Lehman Brothers’ opinion and $500,000 at the time the merger agreement was executed. Additional compensation of up to $3 million is payable at the closing of the merger. In addition, Patriot has agreed to reimburse a portion of Lehman Brothers’ expenses and indemnify Lehman Brothers for certain liabilities that may arise out of Lehman Brothers’ engagement. Lehman Brothers has performed various investment banking and financial services for Patriot, Magnum and the ArcLight Funds in the past, and expects to perform such services in the future. Lehman Brothers has received, and expects to receive in the future, customary fees for such services. Specifically, in the past two years, Lehman Brothers has performed the following investment banking and financial services: (i) acting as a lender under Patriot’s $500 million credit facility and (ii) acting as a lender and the lead arranger for Magnum’s $260 million credit facility. In addition, Lehman Brothers continues to act as administrative agent for Magnum’s existing credit facility and receive customary fees in connection therewith. Lehman Brothers also has provided and continues to provide various investment banking services to ArcLight Capital Partners, an affiliate of the ArcLight Funds.

In the ordinary course of its business, Lehman Brothers may actively trade in the debt or equity securities and loans of Patriot and the loans of Magnum for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or loans. In addition, Neuberger Berman, an affiliate of Lehman Brothers, owns approximately 5.4% of the outstanding stock of Patriot. See “Security Ownership of Certain Beneficial Owners and Management of Magnum.”

As described above, Lehman Brothers’ opinion to Patriot’s board of directors was one of many factors taken into consideration by Patriot’s board of directors in making its determination to approve the mergers. The foregoing summary does not purport to be a complete description of the analyses performed by Lehman Brothers in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Lehman Brothers attached as Annex C to this proxy statement/prospectus.

Opinion of Duff & Phelps, LLC

Patriot engaged Duff & Phelps, LLC to render an opinion to Patriot’s board of directors as to the fairness, from a financial point of view, to Patriot, of the consideration to be paid by Patriot in the merger. Patriot selected Duff & Phelps because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation, investment banking and consulting services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions, and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities and the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

On April 2, 2008, Duff & Phelps rendered its oral opinion to the Patriot board of directors, which was subsequently confirmed in a written opinion, that, subject to the limitations, exceptions, assumptions and qualifications set forth therein, as of April 2, 2008, the proposed consideration to be paid by Patriot in the merger pursuant to the merger agreement was fair, from a financial point of view, to Patriot.

The full text of the written opinion of Duff & Phelps, which sets forth, among other things, assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in rendering the opinion, is attached as Annex D to this proxy statement/prospectus. Stockholders are urged to read the opinion carefully and in its entirety.

The Duff & Phelps opinion is directed to the Patriot board of directors and addresses only the fairness to Patriot, from a financial point of view, of the consideration to be paid by Patriot in the merger. The Duff & Phelps opinion is not a recommendation as to how the board of directors, any stockholder or any other person or entity should vote or act with respect to any matters relating to the merger. Further, the Duff & Phelps opinion does not in any manner address Patriot’s underlying business decision to engage in the merger or the relative merits of the merger as compared to any alternative business transaction or strategy. The decision as to whether to approve the merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Duff & Phelps opinion is based.

Based upon the aggregate merger consideration of up to 11,901,729 shares of Patriot common stock and an assumed value of Patriot’s common stock of approximately $46.97 per share, which was the closing price of Patriot’s common stock on March 31, 2008, Duff & Phelps noted that the aggregate merger consideration implied a total equity value of Magnum of approximately $559 million.

The following is a summary of the material analyses performed by Duff & Phelps in connection with rendering its opinion. Duff & Phelps noted that the basis and methodology for the opinion have been designed specifically for this purpose and may not translate to any other purposes. While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation and opinion to Patriot’s board of directors, it does not purport to be a comprehensive description of all analyses and factors considered by Duff & Phelps. The opinion is based on the comprehensive consideration of the various analyses performed. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by Duff & Phelps in its analyses, and no one single method of analysis should be regarded as critical to the overall conclusion reached by Duff & Phelps. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps, therefore, is based on the application of Duff & Phelps’ own experience and judgment to all analyses and factors considered by Duff & Phelps, taken as a whole.

In connection with preparing the opinion, Duff & Phelps made such reviews, analyses and inquiries as Duff & Phelps deemed necessary and appropriate under the circumstances, including, but not limited to, the following:

•	A review of the following documents:

•	Certain publicly available financial statements and other business and financial information of Patriot and the industries in which it operates;

•	Certain internal financial statements and other financial and operating data concerning Patriot and Magnum, respectively, including, without limitation, that which Patriot and Magnum have respectively identified as being the most current financial statements available;

•	Certain financial forecasts, as well as information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of Patriot;

•	Certain financial forecasts prepared by the management of Magnum, as adjusted by the management of Patriot; and

•	A draft of the merger agreement dated March 25, 2008;

•	A discussion of the operations, financial conditions, future prospects and projected operations and performance of Patriot and Magnum with the management of Patriot, and a discussion of the merger with the management of Patriot;

•	A review of the historical trading price and trading volume of Patriot’s common stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	A comparison of the financial performance of Patriot and Magnum with that of certain other publicly traded companies that Duff & Phelps deemed relevant;

•	A comparison of certain financial terms of the merger to financial terms, to the extent publicly available, of certain business combination transactions that Duff & Phelps deemed relevant; and

•	An undertaking of such other analyses and consideration of such other factors as Duff & Phelps deemed appropriate.

In its review and analysis, and in arriving at its opinion, Duff & Phelps, with Patriot’s consent:

•	Relied upon the accuracy, completeness, and fair presentation of all information, data and representations obtained from public sources or provided to it from private sources, including Patriot’s management, and did not independently verify such information;

•	Assumed that any estimates, evaluations, forecasts and projections (financial or otherwise) (including, without limitation, as to the strategic, financial and operational benefits anticipated from the merger, which we refer to as the strategic benefits, and including, without limitation, as to projections by Patriot’s management and industry sources as to future coal prices) furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps has further assumed that the strategic benefits will be realized at the times and in the amounts projected by Patriot;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

•	Assumed that information supplied to Duff & Phelps and representations and warranties made in the merger agreement are accurate in all material respects and that each party will perform in all material respects all covenants and agreements required to be performed by such party;

•	Assumed that all of the conditions required to implement the merger will be satisfied and that the merger will be completed in accordance with the merger agreement without any material amendments thereto or any waivers of any terms or conditions thereof;

•	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Patriot or the contemplated benefits expected to be derived in the merger;

•	Assumed and relied upon, without verification, the accuracy and adequacy of the legal advice given by counsel to Patriot on all legal maters with respect to the merger;

•	Assumed all procedures required by law to be taken in connection with the merger have been or will be taken duly, validly and timely taken and that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Act of 1934, as amended, and all other applicable statutes, rules and regulations;

•	Assumed that the merger will be treated as a tax-free transaction for United States federal income tax purposes;

•	Relied upon, without independent verification, representations by Patriot’s management and third-party estimates as to the expenses and annual cash costs of certain liabilities of Patriot and Magnum associated with (i) reclamation of mines, (ii) health care benefits for past and present work force, (iii) workers’ compensation claims for compensable work-related injuries and occupational disease, and (iv) federally mandated benefits for occupational disease (collectively, the “Legacy Liabilities”); and

•	Assumed that there would be no material change in regulations governing the production of coal, regulations that would restrict key users of coal (i.e., coal-fired power plants, etc.) from utilizing coal as an input, or regulations that would materially increase the expected cash obligations related to Legacy Liabilities.

In its analysis and in connection with the preparation of its opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger. To the extent that any of the foregoing assumptions or any of the facts on which the Duff & Phelps opinion is based proves to be untrue in any material respect, Duff & Phelps has advised Patriot’s board of directors that the Duff & Phelps opinion cannot and should not be relied upon. Duff & Phelps noted that neither Patriot’s board of directors nor Patriot’s management placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its opinion.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of Patriot’s solvency or of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. The Duff & Phelps opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Patriot’s or Magnum’s creditworthiness or otherwise as tax advice or as accounting advice.

Duff & Phelps was not requested to and did not provide advice concerning the structure, the specific amount of the aggregate merger consideration or any other aspects of the merger, or services other than the delivery of its opinion. Duff & Phelps was not authorized to and did not solicit any expressions of interest from any other parties with respect to the merger, the assets, businesses or operations of Patriot, or any alternative transaction. Duff & Phelps did not participate in negotiations with respect to the terms of the merger and related transactions. Consequently, Duff & Phelps assumed that such terms are the most beneficial terms from Patriot’s perspective that could under the circumstances have been negotiated among the parties to such transactions, and Duff & Phelps expressed no opinion as to whether any alternative transaction might result in terms and conditions more favorable to Patriot or Patriot’s stockholders than those contemplated by the merger agreement.

Duff & Phelps issued its opinion as of April 2, 2008. The opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion coming or brought to the attention of Duff & Phelps after the date of the Duff & Phelps opinion or otherwise to update, revise or reaffirm its opinion.

Summary of Financial Analyses by Duff & Phelps

As part of its analysis to determine whether the merger consideration to be paid by Patriot pursuant to the merger agreement was fair, from a financial point of view, to Patriot, Duff & Phelps took into consideration whether the merger consideration to be paid by Patriot was not greater than the fair market value of all of Magnum’s common stock by estimating the fair market equity value of Magnum.

The following is a summary of the material financial analyses used by Duff & Phelps in connection with providing its opinion to Patriot’s board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Duff & Phelps, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Rather, the analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Duff & Phelps’ opinion.

Discounted Cash Flow Analysis

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Duff & Phelps performed a discounted cash flow analysis by adding (1) the present value of projected “free cash flows” for Magnum for the fiscal years 2008 through 2017 to (2) the present value of the “terminal value” for Magnum as of 2017. “Free cash flow” is defined as cash that is available to either reinvest or to distribute to securityholders and “terminal value” refers to the value of all future cash flows from an asset at a particular point in time. The projected free cash flows that Duff & Phelps used in its analysis were based on financial forecasts and estimates prepared by the management of Magnum, as adjusted by Patriot’s management. Duff & Phelps calculated a terminal value for Magnum by capitalizing the expected cash flows after the projection period based on long-term expected annual growth rates ranging from 0.0% to 1.0%. Duff & Phelps discounted the projected free cash flows and the terminal value for Magnum by rates ranging from 12% to 13%.

The discounted cash flow analyses indicated a range of adjusted enterprise values (enterprise value plus Legacy Liabilities (“Adjusted Enterprise Value”)) for Magnum of $1.64 billion to $1.87 billion and a range of equity values for Magnum of $810 million to $1.04 billion.

Selected Public Companies Analysis

Duff & Phelps compared certain financial information and valuation ratios of Magnum to corresponding data and ratios from eight publicly traded companies, including four publicly traded companies focusing their operations in the eastern United States and Appalachian region, including Alpha Natural Resources, International Coal Group, Inc., James River Coal Co. and Massey Energy Co. (the “East Region Group” or “Tier I”). In addition to the East Region Group, Duff & Phelps also considered four additional publicly traded coal companies including Arch Coal Inc., Consol Energy Inc., Foundation Coal Holdings Inc., and Peabody Energy Corp. (“Tier II”). Duff & Phelps used publicly available historical financial data and Wall Street research estimates as reported by Reuters. This analysis produced multiples of selected valuation data which Duff & Phelps utilized to estimate the value of Magnum and to compare to multiples for Magnum derived from the implied value to be paid in the merger.

Duff & Phelps analyzed projected earnings before interest, taxes, depreciation, amortization and asset retirement obligations expense (“ARO”) (“EBITDA”) and adjusted EBITDA for each of the publicly traded companies. For purposes of the Duff & Phelps analysis, “Adjusted EBITDA” is defined as EBITDA, prior to expenses related to Legacy Liabilities. Duff & Phelps then analyzed the peer group’s trading multiples of enterprise value and Adjusted Enterprise Value to their respective projected EBITDA and Adjusted EBITDA figures. Duff & Phelps also considered multiples of Adjusted Enterprise Value to coal reserves and equity to earnings.

Selected Public Company Multiples as of March 31, 2008:

VALUATION MULTIPLES

					Adj. EV /		Adj. EV /		Adj. EV /
	EV / 2008		EV / 2009		2008 Adj.		2009 Adj.		Coal Reserves		Price / 2008
	EBITDA		EBITDA		EBITDA		EBITDA		(mm tons)		EPS

East Region — Tier I
Low	7.1	x	4.8	x	7.3	x	5.3	x	1.47	x	18.5	x
High	9.9	x	6.6	x	9.9	x	6.5	x	5.54	x	31.3	x
Mean	8.7	x	5.9	x	8.8	x	6.0	x	2.84	x	24.9	x
Median	8.9	x	6.0	x	9.0	x	6.1	x	2.17	x	24.9	x
Tier II
Low	8.2	x	6.3	x	9.0	x	7.1	x	1.97	x	18.3	x
High	12.9	x	9.3	x	13.0	x	9.5	x	3.82	x	36.2	x
Mean	10.7	x	7.8	x	11.2	x	8.3	x	2.71	x	26.3	x
Median	10.9	x	7.7	x	11.4	x	8.3	x	2.52	x	25.5	x
Aggregate Group
Low	7.1	x	4.8	x	7.3	x	5.3	x	1.47	x	18.3	x
High	12.9	x	9.3	x	13.0	x	9.5	x	5.54	x	36.2	x
Mean	9.7	x	6.8	x	10.0	x	7.2	x	2.77	x	25.9	x
Median	9.4	x	6.5	x	9.6	x	6.8	x	2.43	x	25.5	x

Source: Bloomberg, Capital IQ, Reuters, SEC filings

Duff & Phelps selected valuation multiples of various financial metrics for Magnum based on the historical and projected financial performance of Magnum as compared to the selected public companies in order to produce a range of Adjusted Enterprise Values for Magnum. In particular, Duff & Phelps noted that Magnum was considered to be most similar to the East Region public companies and should be valued as such.

Duff & Phelps’ assessment of the ranges of Adjusted Enterprise Values implied by its selection of valuation multiples of Magnums 2008 and 2009 projected Adjusted EBITDA indicated a range of Adjusted Enterprise Values for Magnum of $1.37 billion to $1.66 billion and a range of equity values from $540 million to $830 million.

None of the public companies utilized in the foregoing analysis are, of course, identical to Magnum. Accordingly, a complete valuation analysis cannot be limited to a quantitative review of the selected companies and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of Magnum.

Selected M&A Transactions Analysis

Duff & Phelps compared Magnum to target companies involved in merger and acquisition transactions. Duff & Phelps selected twenty-three transactions for purposes of its analysis. Duff & Phelps noted that it did not derive a valuation estimate from the selected M&A transaction analysis, but rather, the implied valuation multiples for the targets in these transactions were considered to check the reasonableness of Duff & Phelps’ selected multiples as part of the selected public company analysis and the values implied by the discounted cash flow analysis, described above. The selected M&A transactions exhibited enterprise value to revenue multiples ranging from 0.73x to 7.39x with a mean of 2.78x and enterprise value to EBITDA multiples ranging 4.3x to 18.4x with a mean of 5.8x.

Acquirer Name	Target Name

Helios Australia Pty, Ltd.	Cumnock Coal, Ltd.
Constellation Energy Partners LLC	Amvest Osage, Inc.
CONSOL Energy, Inc.	AMVEST Corporation
National Coal Corp.	Mann Steel Products, Inc.
Cleveland-Cliffs Inc.	PinnOak Resources, LLC
Companhia Vale do Rio Doce	AMCI Holdings Australia Pty
Natural Resource Partners, LP	70 million tons of coal reserves from Quadrant Corp.
Natural Resource Partners, LP	20 million tons of coal reserves from National Resources, Inc.
Natural Resource Partners, LP	49 million tons of coal reserves currently leased to Cline mining
Mechel Open Joint Stock Company	Moscow Coke and Gas Plant OAO (Moskoks)
Peabody Energy Corp.	Excel Coal Ltd.
Evergreen Energy, Inc., f/k/a KFx, Inc.	Buckeye Industrial Mining Company, Inc.
CEZ AS	Severoceske Doly AS
Alpha Natural Resources, Inc.	Nicewonder Contracting, Inc.
Penn Virginia Resource Partners, LP	Kentucky Emerald Land Co. — Certain coal reserves and assets
Penn Virginia Resource Partners, LP	Coal Property in West Virginia
International Coal Group, Inc.	Anker Coal Group, Inc.
James River Coal Co.	Triad Mining, Inc.
Centennial Coal Co., Ltd.	Austral Coal Ltd.
Kiewit Mining Group, Inc.	Triton Coal Company, Buckskin Mine
Peabody Energy Corp.	RAG Australia Coal Pty Limited (from RAG Coal International AG)
Peabody Energy Corp.	RAG “Colorado properties” (from RAG Coal International AG)
First Reserve Corporation, Blackstone Group, etc.	Foundation Coal Holdings, Inc.

Source: Capital IQ, Inc.

Contribution Analysis

Duff & Phelps analyzed the expected contribution percentages of each of Magnum and Patriot to the post-merger combined equity value as implied by the enterprise value (implied by the capitalization of several financial performance metrics) of each of Magnum and Patriot less their respective net debt. Financial metrics used to calculate implied equity value contribution included projected EBITDA, projected EBITDA less capital expenditures, projected coal tons sold, and proven and probable coal reserves for the periods described below. These expected contributions were based on, for Magnum, internal historical performance for the year ended December 31, 2007 and internal financial projections for the calendar years ending December 31, 2008 through 2012 as prepared by Magnum management and adjusted by Patriot management. These expected contributions were also based on Patriot’s historical performance for the year ended December 31, 2007 and internal financial projections for the calendar years ending December 31, 2008 through 2012 as prepared by Patriot management. The analysis did not take into consideration any possible synergies that a combined Patriot and Magnum entity may realize following the consummation of the merger. Duff & Phelps noted that the merger would result in pro forma ownership of the combined Patriot and Magnum entity of approximately 69% for Patriot common stockholders. Based on the contribution analysis, the implied range of Magnum pro forma equity ownership in Patriot was approximately 24% to 49%.

Summary of Analyses

The range of equity values for Magnum that Duff & Phelps derived from its discounted cash flow analysis was $810 million to $1.04 billion, and the range of equity values for Magnum that Duff & Phelps derived from its selected public company analysis was $540 million to $830 million. Duff & Phelps noted that the $559 million aggregate consideration to be paid by Patriot (as implied by the merger) to acquire Magnum was near the low end of the range of equity value indications from Duff & Phelps’ selected public company analysis and below the range of equity value indications from Duff & Phelps’ discounted cash flow analysis.

Duff & Phelps’ opinion and financial analyses were only one of the many factors considered by Patriot’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Patriot’s board of directors.

Fees and Expenses

The Duff & Phelps engagement letter with Patriot, dated February 6, 2008, provides that, for its services, Duff & Phelps is entitled to receive from Patriot a fee of $600,000, which is due and payable as follows: $300,000 non-refundable retainer upon execution of the engagement letter and $300,000 upon Duff & Phelps informing Patriot that they are prepared to deliver their opinion. The engagement letter also provides that Duff & Phelps will be paid additional fees at its standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of the opinion. In addition, Patriot has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses and to indemnify Duff & Phelps and certain related persons against liabilities arising out of Duff & Phelps’ service as a financial advisor to Patriot’s board of directors.

Other than the preparation of the opinion in connection with the merger, during the two years preceding the date of such opinion, Duff & Phelps has not had any material relationship with any party to the merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated, provided, however, it was noted that Duff & Phelps provided a solvency opinion to the board of directors of Peabody Energy Corporation related to the October 31, 2007 spin-off of Patriot. Duff & Phelps may provide valuation and financial advisory services to Patriot or Patriot’s board of directors (or any committee thereof) in the future.

Interests of Certain Persons in the Transaction

Patriot’s Officers and Directors

Patriot’s officers and directors own Patriot common stock and have been granted certain equity-based incentive awards, none of which will vest or be adjusted or otherwise changed as a result of the merger. Except for the interests inherent in the ownership of Patriot common stock and these equity awards, Patriot’s officers and directors do not have any material interests that arise as a result of the merger.

Magnum’s Officers, Directors and Affiliates

Magnum’s directors and executive officers may have interests in the merger that differ from, or are in addition to, their interests as holders of Magnum common stock.

Stock and Convertible Note Ownership of Directors and Officers

As of April 2, 2008, the date of the execution and delivery of the merger agreement, and as of the date of this proxy statement/prospectus, the members of the board of directors of Magnum (and entities affiliated with such board members and officers of Magnum) and the executive officers of Magnum owned the following amounts of Magnum common stock and Magnum convertible notes (which notes are convertible into shares of Magnum common stock under certain circumstances, including immediately prior to the consummation of the merger, based upon the terms described in “Certain Relationships and Related Party Transactions of

Magnum — Magnum Convertible Notes”), shown together with the number of shares of Patriot common stock to be received upon consummation of the merger:

				Total Amount of
		Conversion of the Magnum Convertible Notes(1)		Common Stock of	Amount of
		Principal		Magnum Post	Patriot Common
		Amount of		Conversion of	Stock to Be
		Magnum	Conversion	the Magnum	Received upon
	Amount of Magnum	Convertible	Shares	Convertible	the Effective
Name	Common Stock Owned	Notes Owned	in Magnum	Notes	Time(2)

Board of Directors
Dan Revers(3)	27,144,002 (52.50%)	$63,214,596	8,639,328	35,783,330	6,518,228
Robb Turner(4)	27,144,002 (52.50%)	$63,214,596	8,639,328	35,783,330	6,518,228
Phil Messina(5)	27,144,002 (52.50%)	$63,214,596	8,639,328	35,783,330	6,518,228
Allyson Tucker(6)	0	$0	0	0	0
Paul Vining	549,787 (1.10%)	$154,000	21,047	570,834	103,982
Larry Altenbaumer	12,000 (0.02%)	$0	0	12,000	2,186

All Directors (aggregate)	27,705,789 (56.3%)	$63,368,596	8,660,375	36,366,164	6,624,396

Officers
David Turnbull	122,870	20,000	2,733	125,604	22,880
Richard Verheij	202,974	25,000	3,417	206,390	37,596
Robert Bennett	221,733	0	0	221,733	40,391
Dwayne Francisco	335,629	0	0	335,629	61,138
Keith St. Clair	266,948	0	0	266,948	48,627

All Officers (aggregate)(6)	1,150,154 (2.20%)	$45,000	6,150	1,156,304	210,634

(1)	The conversion of the Magnum convertible notes assumes: (i) that the volume-weighted average price of Patriot common stock during the ten trading days immediately preceding the effective time of the merger will not be below approximately $41 per share, which would result in a conversion price of $7.50 per share of Magnum common stock, and (ii) the closing of the merger on June 24, 2008, which would result in the conversion of 90 days of accrued and unpaid interest on the Magnum convertible notes, in addition to principal.

(2)	Assuming 11,901,729 shares of Patriot common stock are issued to Magnum stockholders in the merger.

(3)	Mr. Revers is a managing director and member of ArcLight Capital Holdings, LLC. 27,144,002 shares indicated as owned by Mr. Revers are included because of Mr. Rever’s affiliation with the ArcLight Funds. Mr. Revers disclaims beneficial ownership of all shares owned by the ArcLight Funds and neither the filing of this document nor any of its contents shall be deemed to constitute an admission by Mr. Revers that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Mr. Revers’ address is c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117.

(4)	Mr. Turner is senior partner and member of ArcLight Capital Holdings, LLC. 27,144,002 shares indicated as owned by Mr. Turner are included because of Mr. Turner’s affiliation with the ArcLight Funds. Mr. Turner disclaims beneficial ownership of all shares owned by the ArcLight Funds and neither the filing of this document nor any of its contents shall be deemed to constitute an admission by Mr. Turner that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Mr. Turner’s address is c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117.

(5)	Mr. Messina is a principal of ArcLight Capital Holdings, LLC. 27,144,002 shares indicated as owned by Mr. Messina are included because of Mr. Messina’s affiliation with the ArcLight Funds. Mr. Messina disclaims beneficial ownership of all shares owned by the ArcLight Funds and neither the filing of this document nor any of its contents shall be deemed to constitute an admission by Mr. Messina that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Mr. Messina’s address is c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117.

(6)	Includes unvested restricted stock.

Vesting of Restricted Stock

In accordance with the terms of Magnum’s stock incentive plan, all shares of Magnum common stock that have been awarded in the form of restricted stock and have not vested (or are subject to risk of forfeiture or other restrictions), will vest in full and will, at the effective time of the merger, be cancelled and converted into the right to receive a portion of the 11,901,729 shares of Patriot common stock to be issued as merger consideration on the same terms as the other outstanding shares of Magnum common stock. On April 5, 2006, Magnum awarded approximately 2.3 million shares of restricted stock to its officers and employees. The restricted stock awards generally vest in three years with one-third of the shares vesting on each anniversary date of the award. On April 5, 2008, approximately 669,000 shares of restricted stock vested. As of the date of this proxy statement/prospectus, members of the board of directors of Magnum and officers of Magnum owned in the aggregate 961,394 shares of unvested restricted stock that will vest at the effective time of the merger. See “Security Ownership of Certain Beneficial Owners and Management of Magnum” for details of ownership of restricted stock, including unvested restricted stock, by certain executive officers of Magnum.

Magnum Convertible Notes

On March 26, 2008, Magnum and certain of its stockholders party to the Magnum stockholders agreement entered into a note purchase agreement pursuant to which Magnum issued $100 million in aggregate principal amount of senior subordinated convertible notes due 2013. The principal amount of the convertible notes, together with all unpaid principal and accrued and unpaid interest thereon, will convert into Magnum common stock immediately prior to the effective time of the merger at a conversion price per share equal to the lesser of (1) $7.50 and (2) (x) the positive difference of the “Magnum Value” (as defined below) minus the then unpaid principal of the convertible notes and all accrued and unpaid interest thereon (calculated immediately prior to the effective time of the merger), divided by (y) the number of shares of Magnum common stock issued and outstanding immediately prior to the effective time of the merger not including those issuable on conversion of the Magnum convertible notes (with the term “Magnum Value” meaning the aggregate number of shares of Patriot common stock to be issued to the holders of Magnum common stock in the merger (including those issuable on conversion of the Magnum convertible notes) multiplied by the volume weighted average price of the Patriot common stock on the New York Stock Exchange for the ten trading days immediately preceding the effective time of the merger based on trading data as reported on Bloomberg Financial Services, Inc.). Assuming that the merger was consummated on June 24, 2008, which would result in the conversion of 90 days of accrued and unpaid interest on the Magnum convertible notes in addition to principal, and assuming that the volume-weighted average price of Patriot common stock during the ten trading days immediately preceding the effective time of the merger will not be below approximately $41 per share, which would result in a conversion price of $7.50 per share, the aggregate of all convertible notes would convert into approximately 13.7 million shares of Magnum common stock (representing approximately 20.9% of Magnum’s common stock outstanding after such conversion, assuming 51,670,642 shares of Magnum common stock were issued and outstanding (the amount issued and outstanding as of the date of this proxy statement/prospectus) immediately before such conversion). In addition, if the merger does not occur, the convertible notes may be converted into Magnum stock under certain other circumstances, including among others, an initial public offering of Magnum or the occurrence of a change of control with respect to Magnum.

Post-Closing Patriot Board of Directors

Pursuant to the terms of the voting agreement, and subject to the provisions thereof, following consummation of the merger, Robb E. Turner and John Erhard will join the Patriot board of directors. Mr. Turner is the Senior Partner and an owner of, and Mr. Erhard is a Principal of, ArcLight Capital Partners, LLC, an affiliate of the ArcLight Funds.

Directors and Officers Indemnification and Insurance

Pursuant to the merger agreement, for a period of 6 years following the closing of the merger, Patriot has agreed to refrain from amending the provisions in Magnum’s charter documents in a manner that would diminish the indemnification rights of the officers and directors of Magnum. In addition, prior to the closing of the merger, Magnum will purchase a “tail” extension of its existing directors’ and officers’ insurance policies and its existing fiduciary liability insurance policies, for acts or omissions occurring prior to the effective time of the merger and for a claims reporting or discovery period of at least six years from and after the effective time of the merger (with terms, conditions, retentions and limits of liability that are at least as favorable as Magnum’s existing policies). Without the consent of Patriot, Magnum will not spend more than $350,000 for such tail extension. If Magnum fails to acquire such tail extension prior to the closing of the merger, Patriot has agreed to use its commercially reasonably efforts to obtain and maintain such a policy.

Severance Payments

The following officers of Magnum are entitled to a severance payment equal to two times their respective annual base salary in the event of a termination following a change in control of Magnum: Paul Vining, Richard Verheij, Keith St. Clair, David Turnbull, Robert Bennett and Dwayne Francisco.

Employment Agreement

On May 8, 2008, Patriot entered into an employment agreement with Paul Vining under which Mr. Vining will serve as Patriot’s President and Chief Operating Officer, subject to the consummation of the merger. The employment agreement will become effective only if the effective date of the merger occurs on or before the later of September 30, 2008, or such later date to which the end date is extended by mutual agreement of the parties to the merger agreement.

Under his employment agreement, Mr. Vining will have an initial employment term of three years, after which his employment will be “at will” unless both parties elect to extend the term. Mr. Vining’s employment agreement provides for an annual base salary of $600,000. The employment agreement also provides for an annual performance-based cash bonus with a target amount of 100% of base salary (with a maximum of no less than 175% of base salary), based on achievement of performance targets established by the compensation committee of Patriot. Mr. Vining will be eligible to receive an annual bonus for calendar year 2008 as if he had been employed by Patriot since January 1, 2008. Mr. Vining’s employment agreement provides that Mr. Vining will be granted a long-term incentive award on the closing date of the merger with a value that is at least equal to $3.9 million and will consist of stock options and restricted stock units. In addition, Mr. Vining will receive annual equity-based compensation incentive compensation awards with a value at least equal to 200% of his base salary. Mr. Vining’s annual long term incentive award for calendar year 2008 will be made in the form of restricted stock and will be granted on the closing date of the merger. Upon the termination of Mr. Vining’s employment due to death or disability, or upon the occurrence of a change in control (as defined in the applicable equity-based plan or award) all outstanding long term incentive awards and any other equity-based awards granted to him by Patriot, other than any performance units, which will be governed by the applicable plan or award, will become immediately and fully vested. Under the employment agreement, Patriot will pay to Mr. Vining a retention award equal to $1 million, one-half of which will be paid on the first anniversary of the date Mr. Vining’s employment with Patriot commences, provided that he remains employed by Patriot on such date, and the remainder of which shall be paid on the second anniversary of his commencement date, provided that he remains employed by Patriot on such date.

The employment agreement provides that if Mr. Vining’s employment is terminated for cause or he resigns without good reason, the compensation due to him will only include accrued but unpaid salary and bonus, incurred but not yet reimbursed business expenses and payment of accrued and vested benefits and unused vacation time. If his employment is terminated due to death or disability, he will be entitled to receive accrued but unpaid salary and bonus, incurred but not yet reimbursed business expenses and payment of accrued and vested benefits and unused vacation time and a pro-rated bonus for the year of termination.

The employment agreement provides further that, if Mr. Vining’s employment is terminated prior to the third anniversary of his commencement date by Patriot without cause or by Mr. Vining for good reason, Mr. Vining will be entitled to an amount equal to two times his base salary, plus an additional amount equal to two times the greater of his target annual bonus for the calendar year of termination or the annual average of his actual annual bonus awards for the three calendar years preceding the date of termination (or, if he has not been employed by Patriot for three full calendar years, for the two or one-year period, as applicable, for which he has been employed and received an annual bonus), plus an additional amount equal to two times six percent of his base salary. In addition, if Mr. Vining’s employment is terminated by Patriot without cause or by him for good reason and the termination constitutes a “separation from service” (as defined under Section 409A of the Code), Mr. Vining will be entitled to a prorated bonus for the calendar year of termination, calculated as the annual bonus that he would have received in such year based on actual performance. Patriot will also continue to provide Mr. Vining life insurance, group health coverage, accidental death and dismemberment coverage and a health care flexible spending account for a period of two years following his termination; provided that any such coverage will terminate to the extent Mr. Vining is offered or obtains comparable benefits from another employer.

The employment agreement also provides that to the extent that excise taxes are incurred by Mr. Vining as a result of “excess parachute payments” as defined by IRS regulations, Patriot will pay additional amounts to him so that he will be in the same financial position as if the excise taxes were not incurred. The employment agreement contains standard provisions concerning confidentiality, non-competition and non-solicitation.

Under Mr. Vining’s employment agreement, “good reason” is defined as (i) a reduction in his base salary; (ii) a material reduction in the aggregate program of employee benefits and perquisites to which he is entitled (other than a reduction that generally affects all executives); (iii) a material decline in his annual bonus or long term incentive award opportunities (other than a decline that generally affects all executives); (iv) relocation of his primary office by more than 50 miles from the location of his primary office in Charleston, West Virginia or secondary office in Saint Louis, Missouri; or (v) any material diminution or material adverse change in his title, duties, responsibilities or reporting relationships.

Under Mr. Vining’s employment agreement, “cause” is defined as (i) any material and uncorrected breach by him of the terms of his employment agreement, (ii) any willful fraud or dishonesty of his involving the property or business of Patriot, (iii) a deliberate or willful refusal or failure of his to comply with any major corporate policy of Patriot which is communicated to him in writing, or (iv) his conviction of, or plea of nolo contendere to, any felony if such conviction or plea results in his imprisonment; provided that, with respect to clauses (i), (ii) and (iii) above, he will have thirty (30) days following his receipt of written notice of the conduct that is the basis for the potential termination for cause within which to cure the conduct. In the event that Mr. Vining is terminated for failure to meet performance goals, as determined by the Patriot board of directors, such termination shall be considered a termination for cause for all purposes relating to his equity-based compensation awards, but it will be considered a termination without cause for purposes of his right to receive the severance benefits described above.

ArcLight Financing

In connection with the execution of the merger agreement, Patriot and the ArcLight Funds entered into a bridge facility commitment letter, dated as of April 2, 2008, pursuant to which the ArcLight Funds will provide Patriot with up to $150 million of subordinated financing at the closing of the merger, to be used to repay certain existing senior secured indebtedness of Magnum and related fees and expenses. The ArcLight financing will be guaranteed by all entities that guarantee the extensions of credit under the Patriot Credit Agreement. The ArcLight financing and the guarantees will be secured by a second lien on the collateral securing the obligations under the Patriot Credit Agreement, and will be subordinated in right of payment, in each case as set forth in an intercreditor agreement to be entered into in the form attached to the commitment letter relating to the ArcLight financing. As consideration for the commitment of the ArcLight Funds under the commitment letter, Patriot and the ArcLight Funds entered into a fee letter pursuant to which Patriot agreed to reimburse the ArcLight Funds for certain expenses and to pay the ArcLight Funds an upfront fee in an amount equal to $1.5 million (paid on April 2, 2008), a commitment fee equal to the greater of $3.0 million and 3% of the aggregate principal amount drawn under the ArcLight financing (payable on the drawdown date) and a ticking fee equal to 0.25% per annum on the principal amount of the ArcLight financing for the period from June 30, 2008 through the earliest of (i) September 30, 2008, (ii) the drawdown date under the

ArcLight financing and (iii) termination of the commitment to provide the ArcLight financing (payable in arrears on the earliest to occur of the foregoing), with payment of the ticking fee to offset (on a dollar-for-dollar basis), any commitment fee described above.

Registration Rights

Patriot has agreed to provide the ArcLight Funds with customary registration rights with respect to the shares of Patriot common stock issuable to the ArcLight Funds in the merger pursuant to a registration rights agreement to be entered into at the effective time of the merger. The ArcLight Funds are entitled to three demand, and unlimited piggy-back, registration rights under the agreement.

Royalty Assignment to an Affiliate of the ArcLight Funds

RoyaltyCo, LLC, an affiliate of the ArcLight Funds, is entitled to certain royalty proceeds from Magnum and its subsidiaries. See “Certain Relationships and Related Party Transactions of Magnum — Royalty Assignment to Major Stockholders.”

Ownership of Patriot Following the Merger

Based on the number of shares of Patriot common stock outstanding on the record date, we anticipate that the holders of Magnum common stock, including holders of Magnum convertible notes that will be converted into Magnum common stock immediately prior to the merger, will own approximately 31% of the outstanding shares of Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger.

Effective Time of the Merger

The merger will become effective at such time as a certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as is agreed upon by Patriot and Magnum and specified in the certificate of merger. The filing of the certificate of merger will occur three business days after satisfaction or waiver of the conditions to the completion of the merger described in the merger agreement, or on such other date as Patriot and Magnum mutually agree.

Stock Exchange Listing of Patriot Common Stock

It is a condition to the completion of the merger that the shares of Patriot common stock issuable to Magnum stockholders in the merger have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Material United States Federal Income Tax Consequences of the Merger

The following is a discussion of the material United States federal income tax consequences of the merger to Magnum stockholders who receive the merger consideration in exchange for their shares of Magnum common stock pursuant to the merger and to Patriot stockholders. This discussion is based on the Code, applicable Treasury regulations, and administrative interpretations and court decisions as in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect.

This discussion addresses only the consequences of the merger to Magnum stockholders who hold their respective shares as capital assets. It does not address all aspects of United States federal income taxation that may be important to a stockholder in light of that stockholder’s particular circumstances or to a stockholder subject to special rules, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a dealer or broker in securities;

•	a stockholder who holds Magnum common stock as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction; or

•	a stockholder who acquired Magnum common stock pursuant to the exercise of compensatory options or otherwise as compensation.

If a partnership holds the Magnum common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.

This discussion of material United States federal income tax consequences is not a complete analysis or description of all potential tax consequences of the merger. This discussion does not address income tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Magnum stockholders should consult their tax advisors regarding the foreign, United States federal, state or local tax consequences of the merger.

Consequences of the Merger to Patriot Stockholders

The merger will not result in any tax consequences to holders of Patriot common stock. Patriot stockholders will continue to hold their shares of Patriot common stock.

Consequences of the Merger to Magnum Stockholders

For purposes of this discussion, a “United States Holder” is a beneficial owner of Magnum common stock that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

The merger has been structured and is intended to qualify as a reorganization under Section 368(a) of the Code. Neither Magnum nor Patriot has sought an opinion of counsel that the merger will be treated as a reorganization within the meaning of Section 368(a) or intends to request a ruling from the IRS as to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. It is assumed for purposes of the remainder of this discussion that the merger will qualify as a reorganization within the meaning of the Code. Based upon this assumption, upon the exchange of Magnum common stock for Patriot common stock, a United States Holder will generally not recognize gain or loss except as described below in “Cash in Lieu of Fractional Shares.”

Tax Basis and Holding Period.  A United States Holder’s aggregate tax basis in the shares of Patriot common stock received in the merger, including any fractional shares deemed received by the United States Holder as described below, will equal its aggregate adjusted tax basis in the Magnum common stock surrendered in the merger. The holding period for the shares of Patriot common stock received in the merger, including fractional shares, will include the holding period for the shares of Magnum common stock surrendered in the merger.

Cash in Lieu of Fractional Shares.  A United States Holder who receives cash in lieu of fractional shares of Patriot common stock will be treated as having received the fractional shares of Patriot common stock pursuant to the merger and then as having exchanged the fractional shares of Patriot common stock for cash in a redemption by Patriot. A United States Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the portion of its aggregate basis in its Patriot common stock received in the merger that is allocable, on a pro rata basis, to its fractional shares. This capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with cash paid and stock delivered pursuant to the merger. Backup withholding may apply to payments made in connection with the merger. Backup withholding will not apply, however, to a stockholder who (1) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to stockholders following completion of the merger, (2) provides a certification of foreign status on the applicable Form W-8 (typically Form W-8BEN) or appropriate successor form or (3) is otherwise exempt from backup withholding. Any amount withheld under the backup withholding rules will be allowed as a refund or a credit against United States federal income tax liability, provided the required information is furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

Regulatory Matters

United States Antitrust.  Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the specified waiting period requirements have been satisfied. Patriot and Magnum filed notification and report forms with the Antitrust Division of the Department of Justice and the Federal Trade Commission on April 30, 2008 in respect of the acquisition of Magnum by Patriot. In addition, each of the ArcLight Funds and the parent of Cascade Investment, L.L.C., similarly filed notification and report forms on April 30, 2008 in respect of the acquisition by such Magnum stockholders of Patriot common stock in the merger. On May 12, 2008, the Federal Trade Commission granted early termination of the HSR Act waiting period relating to the filings by each of Patriot, Magnum, the ArcLight Funds and the parent of Cascade Investment, L.L.C.

At any time before or after the effective time of the merger, the Federal Trade Commission or others (including states and private parties) could take action under the antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of Patriot or Magnum. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it will not be successful.

General.  Subject to the terms and conditions of the merger agreement, Patriot and Magnum have agreed to use their respective commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the merger agreement, including preparing and making all filings and notices with any applicable governmental authority or third party in connection with the merger and obtaining all approvals, consents and other confirmations required to be obtained from any governmental authority or third party that are necessary, proper or advisable to consummate the transactions contemplated by the merger agreement. Neither Patriot nor Magnum is required to enter into any settlement or agreement with any governmental authority or to divest or hold separate any of its businesses, assets or properties.

Financing Arrangements

ArcLight Financing

In connection with the merger agreement, Patriot obtained a subordinated bridge financing commitment of up to $150 million from the ArcLight Funds to, at Patriot’s election, provide Patriot with up to a $150 million subordinated bridge loan facility to be used by Patriot at the effective time of the merger to repay a portion of the senior secured indebtedness of Magnum and to pay related fees and expenses. We refer to the subordinated bridge loan facility provided by the ArcLight Funds as the ArcLight financing.

The merger agreement provides that, subject to the terms and conditions of the commitment letter relating to the ArcLight financing, Patriot will use its commercially reasonable efforts to complete the ArcLight financing at the effective time of the merger on the terms and conditions described in the commitment letter and such other terms and conditions as are necessary to give effect to the terms and conditions described in the commitment letter that are commercially reasonable, customary for bridge loans of a similar size and type, and not less favorable to Patriot than those set forth in the Patriot Credit Agreement, provided that the consummation of the ArcLight financing on such terms would not reasonably be expected to result in any claim of default under the Patriot Credit Agreement relating to the terms of the ArcLight financing. Patriot is required to commence negotiation of definitive agreements for the ArcLight financing by May 2, 2008.

The commitment by the ArcLight Funds to provide the ArcLight financing is subject to certain conditions precedent, including, among others, the following:

•	negotiation, execution and delivery, on or before September 30, 2008, of definitive credit documentation on the terms and conditions set forth in the commitment letter relating to the ArcLight financing and such other terms and conditions not materially less favorable, taken as a whole, to Patriot than those set forth in the Patriot Credit Agreement, and otherwise reasonably satisfactory in form and substance to the ArcLight Funds and their counsel;

•	absence of a Patriot material adverse effect as of the date of the commitment letter relating to the ArcLight financing;

•	absence of any default or event of default (excluding any default or event of default with respect to any representation or warranty not included in the second sub-bullet below) and continuing accuracy of representations and warranties, provided that the only representations and warranties that must be true as a condition to availability of the ArcLight financing are such representations and warranties:

•	made by Patriot in the merger agreement as are material to the interests of the ArcLight Funds, but only to the extent that Magnum has a right not to consummate the merger and related transactions contemplated by the merger agreement; and

•	set forth in the definitive credit documentation relating to corporate power and authority, due authorization, execution and delivery, in each case as they relate to the entering into and performance of the credit documentation, the enforceability of the credit documentation, Federal Reserve margin regulations, the Investment Company Act of 1940 and the status of the ArcLight financing as senior debt;

•	consummation of the merger and related transactions contemplated by the merger agreement in accordance with the terms of the merger agreement without any waiver, amendment, supplement or modification by Patriot that would be materially adverse to the interests of the ArcLight Funds as lender under the ArcLight financing;

•	the consummation of the amendment of the Patriot Credit Agreement, confirmation that Patriot has no other indebtedness other than as permitted under the Patriot Credit Agreement, and the absence of any waiver, amendment, supplement or modification of the Patriot Credit Agreement in any manner materially adverse to the interests of the ArcLight Funds without the ArcLight Funds’ consent, such consent not to be unreasonably withheld or delayed;

•	receipt by the ArcLight Funds of certain legal opinions and certifications and other customary closing documentation;

The ArcLight financing will be guaranteed by all entities that guarantee the extensions of credit under the Patriot Credit Agreement. The ArcLight financing and the guarantees will be secured by a second lien on the collateral (as defined in the Patriot Credit Agreement) and will be subordinated in right of payment, in each case as set forth in an intercreditor agreement to be entered into in the form attached to the commitment letter relating to the ArcLight financing.

The commitment by the ArcLight Funds to provide the ArcLight financing will expire on the earlier to occur of termination of the merger agreement and September 30, 2008, if the merger has not been consummated by such date. Under the merger agreement, Patriot may amend, modify or terminate the commitment letter relating to the ArcLight financing so long as (a) such action would not reasonably be expected to delay or prevent the consummation of the merger (subject to the terms of the merger agreement) or (b) in the case of a termination of the commitment letter relating to the ArcLight financing, Patriot has previously entered into binding alternate financing documents. Any termination of the commitment letter relating to the ArcLight financing will cause the closing condition in the merger agreement relating to consummation of the ArcLight financing or an alternate financing to be deemed waived.

Alternate Financing

The merger agreement provides that commencing no later than May 17, 2008, Patriot will use its commercially reasonable efforts to identify one or more alternate financings on terms satisfactory to Patriot in its discretion and if so identified, to negotiate the terms of and execute definitive documents with respect to such alternate financing. The determination to cease negotiating any alternate financing and to execute or not execute definitive documentation related to any alternate financing will, in each case, be in Patriot’s discretion.

The outstanding senior secured indebtedness of Magnum (other than capital leases) at the effective time of the merger will be repaid (or defeased, in the case of certain letters of credit) with proceeds from the ArcLight financing and/or the alternate financing and/or unrestricted cash or cash equivalents of Magnum.

Patriot Credit Agreement Amendment

In connection with Patriot’s entry into the merger agreement and the commitment of the ArcLight Funds to provide the ArcLight financing, Patriot entered into an amendment dated as of April 2, 2008, to the Patriot Credit Agreement which amends the Patriot Credit Agreement to, among other things, (1) permit the merger and the transactions contemplated by or in connection with the merger agreement, (2) increase the rates of interest applicable to loans thereunder and (3) modify certain covenants and related definitions to allow for changes in permitted indebtedness, permitted liens, permitted capital expenditures and other changes in respect of Patriot and its subsidiaries in connection with the merger (including, without limitation, the consent by the senior lenders to the terms and conditions of the ArcLight financing and certain terms and conditions of certain alternate financings).

The amendment to the Patriot Credit Agreement will be void and cease to be effective if, without the consent of the administrative agent acting on behalf of the required lenders, certain conditions occur, including among others, the following:

•	the merger does not occur by September 30, 2008;

•	the merger agreement is amended or modified in any manner that is materially adverse to the interests of the lenders under the Patriot Credit Agreement;

•	any representation, warranty or covenant in the merger agreement is breached, unless Patriot certifies that such breach does not give Patriot a right not to consummate the merger, whether or not Patriot exercises or waives such right;

•	cash paid by Patriot to repay existing indebtedness of Magnum in connection with the consummation of the merger is obtained from sources other than the ArcLight financing or an alternate financing as permitted by the amendment, subject to certain exceptions relating to payment of fees and expenses and letters of credit;

•	the intercreditor agreement is not executed and delivered on or prior to the effective time of the merger, unless an alternate financing will be consummated in lieu of the ArcLight financing;

•	Patriot has not delivered a certificate to the effect that as of the effective time of the merger, no default exists or will exist after giving effect to the merger; or

•	immediately prior to and after giving effect to the merger, the aggregate of unused and available commitments under the Patriot Credit Agreement and other free and unencumbered cash and cash equivalents available to Patriot is less than a specified amount.

Magnum Convertible Notes Issuance

On March 26, 2008, Magnum issued $100 million in aggregate principal amount of its 10% Senior Subordinated Convertible Notes due 2013, which we refer to as the Magnum convertible notes, to certain of its existing stockholders and used the proceeds of such issuance to repay $100 million of the senior secured indebtedness of Magnum. The Magnum convertible notes, including any interest that has been added to the principal thereof and any accrued and unpaid interest thereon, will be converted into a number of shares of Magnum common stock immediately prior to the effective time of the merger. The 11,901,729 shares of Patriot common stock to be issued to the holders of common stock of Magnum pursuant to the merger agreement includes the shares of Patriot common stock to be issued in respect of Magnum common stock issued upon the conversion of the Magnum convertible notes immediately prior to the effective time of the merger.

The conversion of the Magnum convertible notes into shares of Magnum common stock will occur at a conversion price per share equal to the lesser of (a) $7.50 and (b) (x) the positive difference of the value of Magnum minus the then unpaid principal of the Magnum convertible notes and all accrued and unpaid interest thereon (calculated immediately prior to the effective time of the merger) divided by (y) the number of shares of Magnum common stock issued and outstanding immediately prior to the effective time of the merger, not including those issuable on conversion of the Magnum convertible notes. The value of Magnum means, immediately prior to the effective time of the merger, (a) the aggregate number of shares of Patriot common stock to be issued to Magnum’s stockholders as consideration for their Magnum common stock upon the effective time of the merger, including the Magnum common stock to be issued on conversion of the Magnum convertible notes, multiplied by (b) the volume-weighted average price of Patriot common stock on the New York Stock Exchange for all trades executed during the ten trading days immediately preceding the effective time of the merger (based on trading data as reported on Bloomberg Financial Services, Inc.).

As a result of the conversion price described above, the number of shares of Magnum common stock into which the Magnum convertible notes will be converted immediately prior to the effective time will vary depending on the market price of Patriot common stock prior to the conversion and the date on which the effective time occurs. References in this proxy statement/prospectus to the ownership of Patriot common stock by holders of Magnum common stock (who will receive Patriot common stock in the merger) on a pro forma basis for the issuance in the merger are based upon the following assumptions: (i) the volume-weighted average price of Patriot common stock during the ten trading days immediately preceding the effective time of the merger will not be below approximately $41 per share, which would result in a conversion price of $7.50 per share of Magnum common stock, and (ii) the merger closes on June 24, 2008, which would result in the conversion of 90 days of accrued and unpaid interest on the Magnum convertible notes, in addition to the principal. Based on the preceding assumptions, the aggregate of all convertible notes would convert into approximately 13.7 million shares of Magnum common stock (representing approximately 20.9% of Magnum’s common stock outstanding after such conversion, assuming 51,670,642 shares of Magnum common stock were issued and outstanding (the amount issued and outstanding as of the date of this proxy statement/prospectus) immediately before such conversion). If the volume-weighted average price of Patriot common stock during the ten trading days immediately preceding the effective time of the merger is below approximately $41 per share or the merger closes after June 24, 2008, the holders of Magnum convertible notes will receive a greater number of shares of Magnum common stock upon conversion of their Magnum convertible notes, and therefore receive more shares of Patriot common stock in the merger relative to holders of Magnum common stock who do not own Magnum convertible notes. Any modification to the number of shares of Magnum common stock received upon conversion of the Magnum convertible notes will not result in a change to the aggregate number of shares of Patriot common stock issued in the merger, which will remain at 11,901,729 shares of Patriot common stock.

For additional details relating to the Magnum convertible notes, see “Certain Relationships and Related Party Transactions of Magnum — Magnum Convertible Notes”.

Dissenters’ Rights

Under Delaware law, holders of Patriot common stock are not entitled to dissenters’ rights in connection with the transaction. Holders of Magnum common stock who did not consent to the approval and adoption of the merger agreement have the right to seek appraisal of the fair value of their shares of Magnum common stock as determined by the Delaware Court of Chancery if the merger is completed, but only if they comply with all requirements of Delaware law. Magnum will separately provide holders of Magnum common stock who may be entitled to exercise dissenters rights with information regarding their rights and the related procedures.

THE MERGER AGREEMENT

This is a summary of the material provisions of the merger agreement. The full text of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. You should read the merger agreement carefully and in its entirety. The merger agreement has been included to provide stockholders with information regarding its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties to the merger agreement with respect to the merger, it is not intended to be a source of factual, business or operational information about the parties. The representations, warranties and covenants made by the parties in the merger agreement are qualified as described in the merger agreement, including by information in disclosure schedules that the parties exchanged in connection with the execution of the merger agreement. Representations and warranties may be used as a tool to allocate risks among the parties, including where the parties do not have complete knowledge of all facts. Stockholders are generally not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties or covenants or any descriptions as characterization of the actual state of facts or condition of Patriot, Magnum or any of their respective affiliates.

Form of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger Colt Merger Corporation, a wholly owned subsidiary of Patriot, will merge with and into Magnum. Magnum will survive the merger as a wholly owned subsidiary of Patriot.

Merger Consideration; Escrow Shares

Subject to the next sentence, at the effective time of the merger, the issued and outstanding shares of Magnum common stock (including shares of Magnum restricted stock, whether vested or unvested, and shares of Magnum common stock issued upon conversion of the Magnum convertible notes immediately prior to the effective time) will be converted into the right to receive an aggregate of up to 11,901,729 shares of Patriot common stock. To the extent that the transaction expenses incurred by Magnum in connection with the transaction exceed the sum of (1) $4 million and (2) the amount of fees and expenses payable by Magnum to its financial advisor, the number of shares of Patriot common stock issuable in the merger will be decreased by a number of shares equal to the amount of such excess divided by the market value of Patriot common stock. For purposes of the foregoing calculation, the market value of Patriot common stock means the average of the closing price of Patriot common stock on the New York Stock Exchange for the 10 consecutive trading days immediately preceding the closing date of the merger. We refer to the aggregate number of shares of Patriot common stock issuable in the merger as the merger consideration. Based on the 51,670,642 shares of Magnum common stock outstanding as of the date of this proxy statement/prospectus and assuming that (1) approximately 13.7 million shares of Magnum common stock are issued upon conversion of the Magnum convertible notes (based upon the assumptions set forth under “The Merger — Financing Arrangements — Magnum Convertible Notes Issuance”) and (2) the amount of transaction expenses incurred by Magnum does not require a reduction in the number of shares of Patriot common stock issuable in the merger, each share of Magnum common stock outstanding at the effective time of the merger will be converted into the right to receive approximately 0.182 shares of Patriot common stock.

The merger agreement provides that the merger consideration will be adjusted appropriately if, during the period between the date of the merger agreement and the effective time of the merger, the outstanding shares of Patriot common stock or Magnum common stock are changed, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares. Subject to any adjustments required by the preceding sentence, Patriot will not be required to issue in excess of 11,901,729 shares of Patriot common stock in the merger. The merger consideration will not be adjusted for any change in the outstanding shares of Patriot common stock resulting from the exercise of stock options under compensation plans existing on the date of the merger agreement or any bona fide issuance of shares in which Patriot receives fair value (as determined in good faith by Patriot’s board of directors).

At the effective time of the merger, ten percent of the shares of Patriot common stock to be issued as merger consideration will, in lieu of being delivered to certain Magnum stockholders, be placed in an escrow account established to support the indemnification obligations of certain designated stockholders of Magnum under the merger agreement. For information regarding indemnification under the merger agreement, see “The Merger Agreement — Indemnification.”

Conversion of Magnum Common Stock Upon Consummation of the Merger

Stockholders of Magnum will separately be provided with information regarding the conversion of their shares of Magnum common stock into shares of Patriot common stock pursuant to the merger and the exchange of Magnum common stock certificates for shares of Patriot common stock, including information related to procedures associated with such conversion and the exchange of stock certificates.

Conditions to the Completion of the Merger

Conditions to the Obligations of Each Party.  The obligations of Patriot and Magnum to consummate the merger are subject to the satisfaction of the following conditions:

•	the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement has been approved by the affirmative vote of a majority of the votes cast by Patriot stockholders at the special meeting where the total vote cast represents over fifty percent in interest of the Patriot common stock entitled to vote on the issuance;

•	no court order or injunction prohibits consummation of the merger and no federal, state, local or foreign law, regulation or other similar requirement has been enacted or applied by a governmental authority that prohibits the consummation of the merger;

•	the waiting period under the HSR Act applicable to the merger, including any such waiting period relating to the issuance of Patriot common stock in respect of any filing by the ArcLight Funds and the parent of Cascade Investment, L.L.C., has expired or has been terminated;

•	the registration statement relating to the issuance of Patriot common stock in the merger, of which this proxy statement/prospectus forms a part, has been declared effective and no stop order suspending the effectiveness of the registration statement is in effect, and no proceeding for that purpose is pending before or threatened by the SEC; and

•	the shares of the Patriot common stock to be issued in the merger have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Conditions to the Obligation of Patriot.  The obligation of Patriot to consummate the merger are subject to the satisfaction of the following further conditions:

•	Magnum has performed in all material respects all of its obligations under the merger agreement required to be performed by Magnum at or prior to the effective time of the merger;

•	Magnum’s representations and warranties relating to:

•	corporate authorization;

•	capitalization, ownership of Magnum common stock and the Magnum convertible notes;

•	investment banker and finders’ fees;

•	the receipt of an opinion from its financial advisor;

•	the inapplicability of antitakeover statutes to the merger agreement and compliance with the Magnum stockholders agreement; and

•	affiliate transactions of Magnum,

are true in all material respects at and as of the effective time of the merger as if made at and as of such time, or if any such representation and warranty expressly speaks as of an earlier date, then as of such earlier date;

•	the representations and warranties of Magnum’s stockholders in the voting agreement and the support agreements are true at and as of the effective time of the merger as if made at and as of such time, or if any such representation and warranty expressly speaks as of an earlier date, then as of such earlier date, with such exceptions as would not, in the aggregate, adversely affect in any material respect any material right of, benefit to or obligation of Patriot contained in those other transaction documents;

•	the other representations and warranties of Magnum in the merger agreement and in any certificate or other writing delivered by Magnum pursuant to the merger agreement, disregarding any qualifications in such representations and warranties as to materiality or material adverse effect, shall be true at and as of the effective time as if made at and as of such time, or if any such representation and warranty expressly speaks as of an earlier date, then as of such earlier date, except where the failure of such representations and warranties to be true and correct, in the aggregate, has not had and would not reasonably be expected to have a Magnum material adverse effect;

•	there is no pending suit, action or proceeding by any governmental authority (and no applicable law, injunction or order shall have been proposed or enacted by a governmental authority that could, directly or indirectly, reasonably be expected to result in any of the following consequences):

•	seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Patriot of all or any material portion of the business or assets of Magnum or of Patriot or to compel Patriot to dispose of all or any material portion of the business or assets of Magnum or of Patriot;

•	seeking to impose or confirm limitations on the ability of Patriot to exercise full ownership rights of Magnum; or

•	seeking to require divestiture by Patriot of Magnum or any material portion of Magnum’s or Patriot’s businesses or assets,

•	each of the escrow agreement and registration rights agreement has been executed and delivered and is in full force and effect;

•	each of the support agreements and the voting agreement is in full force and effect, with no challenges to effectiveness by any Magnum stockholders party thereto;

•	the consents to the merger of certain third parties have been obtained and are in full force and effect;

•	Magnum has delivered to Patriot a certificate that sets forth all transaction expenses of Magnum and certifies that all of Magnum’s consultants and advisors have agreed to the amounts set forth in such certificate;

•	the absence of a mining catastrophe suffered by Magnum that has involved, or would be reasonably likely to involve, a loss of lives;

•	Magnum has delivered to Patriot a certificate setting forth:

•	the number of shares of Magnum common stock outstanding immediately prior to the effective time of the merger, including the shares of Magnum common stock to be issued upon conversion of the Magnum convertible notes;

•	the number of shares of Magnum common stock held by each designated stockholder of Magnum immediately prior to the effective time of the merger; and

•	the merger conversion price applicable to the Magnum convertible notes pursuant to the note purchase agreement relating to the Magnum convertible notes;

•	Patriot has either consummated the ArcLight financing or consummated a financing of not less than $150 million from an alternate source; provided that if Patriot is pursuing a financing from an alternate source and the closing is delayed by more than two business days, then so long as the ArcLight Funds are willing to fund the ArcLight financing at closing based upon the terms agreed to at the time the merger agreement was entered into and such other terms as are reasonable, customary and not less favorable to Patriot than in the Patriot Credit Agreement (and if closing the ArcLight financing would not reasonably be expected to result in a claim of default under the Patriot Credit Agreement relating to the terms of the ArcLight financing), Patriot must either close that financing or waive this condition. Patriot will also be deemed to have waived this condition if Patriot terminates the commitment letter relating to the ArcLight financing or certain conditions precedent to consummation of the ArcLight financing fail to be satisfied due to the Patriot Credit Agreement having been waived, amended, supplemented or otherwise modified in each case in any manner materially adverse to the interests of the ArcLight Funds as a lender; and

•	Patriot has received customary documents relating to the existence of Magnum and its subsidiaries and the authority of Magnum with respect to the merger agreement.

Conditions to the Obligation of Magnum.  The obligation of Magnum to consummate the merger are subject to the satisfaction of the following further conditions:

•	Patriot has performed in all material respects all of its obligations under the merger agreement required to be performed by Patriot at or prior to the effective time of the merger;

•	Patriot’s representations and warranties relating to:

•	corporate authorization;

•	capitalization;

•	investment banker and finders’ fees;

•	the receipt of opinions from each of Lehman Brothers and Duff & Phelps; and

•	the inapplicability antitakeover statutes to the merger agreement and amendment to Patriot’s rights agreement;

are true in all material respects at and as of the effective time of the merger as if made at and as of such time, or if any such representation and warranty expressly speaks as of an earlier date, then as of such earlier date;

•	the other representations and warranties of Patriot in the merger agreement and in any certificate or other writing delivered by Patriot pursuant to the merger agreement, disregarding any qualifications in such representations and warranties as to materiality or material adverse effect, are true at and as of the effective time of the merger as if made at and as of such time, or if such representation and warranty expressly speaks as of an earlier date, then such representation and warranty will be true as of such earlier date, except where the failure of such representations and warranties to be true and correct, in the aggregate, has not had and would not reasonably be expected to have a Patriot material adverse effect;

•	each of the escrow agreement and the registration rights agreement has been executed and delivered, and the Rights Agreement has been amended, and each of the foregoing is in full force and effect;

•	the absence of a mining catastrophe suffered by Patriot that has involved, or would be reasonably likely to involve, a loss of lives; and

•	Magnum has received customary documents relating to Patriot’s existence and its authority with respect to the merger agreement.

Magnum Material Adverse Effect and Patriot Material Adverse Effect

Certain representations and warranties of Magnum and Patriot, and certain provisions in the merger agreement, are qualified by references to either a “Magnum material adverse effect” or a “Patriot material adverse effect.”

Magnum Material Adverse Effect

The merger agreement provides that a “Magnum material adverse effect” means a material adverse effect on (a) Magnum’s ability to consummate the transactions contemplated by the merger agreement without material delay or (b) the condition (financial or otherwise), business, assets, liabilities or results of operations of Magnum, taken as a whole, excluding, for the purposes of clause (b):

•	any adverse changes or developments affecting the industry in which Magnum operates, the U.S. economy as a whole, financial markets or the markets in which Magnum operates, except to the extent, in any such case, disproportionately impacting Magnum as compared to the other entities operating in such industries or markets (and in such case, only the disproportionate impact shall be taken into account in determining if a Magnum material adverse effect has occurred);

•	any adverse changes or developments relating to changes in accounting requirements or applicable law, except to the extent, in either case, disproportionately impacting Magnum as compared to the other entities operating in the industries in which Magnum operates (and in such case, only the disproportionate impact shall be taken into account in determining if a Magnum material adverse effect has occurred);

•	any adverse changes or developments arising from Magnum’s compliance with its obligations under the merger agreement or other transaction documents; or

•	the breach of the merger agreement or any other transaction document by Patriot or its affiliates.

For purposes of Patriot’s indemnification rights for breaches of Magnum’s representations and warranties, the term “Magnum material adverse effect” as used in Magnum’s representations and warranties generally shall include an adverse effect of $20,000,000 or more. For purposes of the conditions to the obligation of Patriot to consummate the merger, described under “The Merger Agreement — Conditions to the Completion of the Merger” above and for purposes of Patriot’s indemnification rights for breaches of Magnum’s representation and warranty regarding the overall accuracy of its representations and warranties, the term “Magnum material adverse effect” shall include an adverse effect of $60,000,000 or more.

Patriot Material Adverse Effect

The merger agreement provides that a “Patriot material adverse effect” means a material adverse effect on (a) Patriot’s ability to consummate the transactions contemplated by the merger agreement without material delay or (b) the condition (financial or otherwise), business, assets, liabilities or results of operations of Patriot, taken as a whole, excluding, for the purposes of clause (b):

•	any adverse changes or developments affecting the industry in which Patriot operates, the U.S. economy as a whole, financial markets or the markets in which Patriot operates, except to the extent, in any such case, disproportionately impacting Patriot as compared to the other entities operating in such industries or markets (and in such case, only the disproportionate impact shall be taken into account in determining if a Patriot material adverse effect has occurred);

•	any adverse changes or developments relating to changes in accounting requirements or applicable law, except to the extent, in either case, disproportionately impacting Patriot as compared to the other entities operating in the industries in which Patriot operates (and in such case, only the disproportionate impact shall be taken into account in determining if a Patriot material adverse effect has occurred);

•	any adverse changes or developments arising from Patriot’s compliance with its obligations under the merger agreement or other transaction documents;

•	a decline in the price or trading volume of Patriot’s common stock on the New York Stock Exchange (but any underlying cause for any such change may be considered); or

•	the breach of the merger agreement or any other transaction document by Magnum or its affiliates or stockholders.

For purposes of the indemnification rights of Magnum’s designated stockholders for breaches of Patriot’s representations and warranties, the term “Patriot material adverse effect” as used in Patriot’s representations and warranties generally shall include an adverse effect of $50,000,000 or more. For purposes of the conditions to the obligation of Magnum to consummate the merger, described under “The Merger Agreement — Conditions to the Completion of the Merger” above and for purposes of the indemnification rights of Magnum stockholders for breaches of Patriot’s representation and warranty regarding the overall accuracy of its representations and warranties, the term “Patriot material adverse effect” shall include an adverse effect of $150,000,000 or more.

Change in Patriot Board Recommendation

The merger agreement provides that, except as required by applicable law, Patriot’s board of directors may not (1) withhold, withdraw, qualify, modify or amend (or publicly propose or resolve to do any of the foregoing) its recommendation that the Patriot stockholders approve the issuance of the Patriot common stock issuable to the holders of Magnum common stock in the merger or (2) approve or recommend, or publicly propose to approve or recommend, any agreement or transaction, or cause or permit Patriot to enter into any agreement requiring Patriot to abandon, terminate or fail to consummate the transactions contemplated by the merger agreement or breach its obligations or resolve, propose or agree to do any of the foregoing. Patriot’s board of directors is required to submit the issuance of Patriot common stock pursuant to the merger agreement to a vote of Patriot’s stockholders notwithstanding any withholding, withdrawal, qualification, modification or amendment of Patriot’s stockholder recommendation.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger abandoned at any time prior to the effective time, even after receipt of the Patriot stockholder approval for the issuance of Patriot common stock to the holders of Magnum common stock.

The merger agreement may be terminated:

•	by mutual written agreement of Patriot and Magnum;

•	by either Patriot or Magnum, if:

•	the merger is not consummated by September 30, 2008, provided that this right to terminate will not be available to a party if its breach of the merger agreement caused the failure of the merger to be consummated by such time;

•	any applicable law or a final nonappealable injunction prohibits consummation of the merger; or

•	Patriot stockholders do not approve the issuance of Patriot common stock to the holders of Magnum common stock at the Patriot stockholders meeting; or

•	by Patriot, if:

•	a breach of Magnum’s representations and warranties or covenants would result in a failure to satisfy the closing conditions and Magnum is not using commercially reasonably efforts to cure such breach or failure or such condition would not reasonably be expected to be satisfied by September 30, 2008; or

•	Magnum has notified Patriot that the closing condition relating to the accuracy of Magnum’s representations and warranties except for such exceptions that would not have a Magnum material adverse effect is not capable of being satisfied (see “The Merger Agreement — Termination of the Merger Agreement — Notice of Material Adverse Effect” below); or

•	by Magnum, if:

•	Patriot’s board of directors fails to make, withdraws, or modifies in a manner adverse to Magnum, its recommendation that Patriot’s stockholders approve the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement and Patriot stockholder approval of the issuance of Patriot common stock to the holders of Magnum common stock has not occurred prior to termination;

•	a breach of Patriot’s representations and warranties or covenants would result in a failure of the closing conditions to be satisfied and Patriot is not using commercially reasonably efforts to cure such breach or failure or such condition would not reasonably be expected to be satisfied by September 30, 2008;

•	Patriot enters into any agreement with respect to (1) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, sale of all or substantially all of its assets or other similar transaction that, in any such case, requires the approval of Patriot stockholders under Delaware law or (2) a transaction involving the issuance of 20% or more of Patriot common stock, and, in either such case, the record date for the stockholder vote to approve such transaction occurs prior to the merger’s closing date; or

•	Patriot has notified Magnum that the closing condition relating to the accuracy of Patriot’s representations and warranties except for such exceptions that would not have a Patriot material adverse effect is not capable of being satisfied (see “The Merger Agreement — Termination of the Merger Agreement — Notice of Material Adverse Effect” below).

Notice of Material Adverse Effect

The merger agreement provides that if the condition described in the fourth bullet under “The Merger Agreement — Conditions to the Completion of the Merger — Conditions to the Obligation of Patriot” above is not capable of being satisfied prior to September 30, 2008, then at any time prior to the fifth business day before the date on which the merger would have been expected to occur if such condition were satisfied, Magnum may deliver a notice to Patriot explaining in reasonable detail why such condition will not be satisfied. Patriot may elect to terminate the merger agreement or waive such condition and proceed with the merger, in which case Patriot will be deemed to have waived claims for indemnification for damages reasonably expected to arise from the matters described in such notice.

The merger agreement also provides that if the condition described in the third bullet under “The Merger Agreement — Conditions to the Completion of the Merger — Conditions to the Obligation of Magnum” above is not capable of being satisfied prior to September 30, 2008, then at any time prior to the fifth business day before the date on which the merger would have been expected to occur if such condition were satisfied, Patriot may deliver a notice to Magnum explaining in reasonable detail why such condition will not be satisfied. Magnum may elect to terminate the merger agreement or waive such condition and proceed with the merger, in which case Magnum and its stockholders will be deemed to have waived claims for indemnification for damages reasonably expected to arise from the matters described in such notice.

Magnum Expense Reimbursement

If the merger agreement is terminated because:

•	Patriot stockholders do not approve the issuance of Patriot common stock to the holders of Magnum common stock at the Patriot stockholders meeting; or

•	Patriot’s board of directors fails to make, withdraws, or modifies in a manner adverse to Magnum, its recommendation that Patriot’s stockholders approve the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement;

and in either case, certain of the other conditions to closing have been satisfied or are capable of being satisfied reasonably promptly; or

•	the merger has not been consummated by September 30, 2008 and at the time of termination, the closing condition related to the ArcLight financing is not satisfied solely as a result of a potential claim of default under the Patriot Credit Agreement relating to the terms of the ArcLight financing, and all other closing conditions have been satisfied or are immediately capable of being satisfied or waived;

then Patriot will reimburse Magnum for its costs and expenses incurred since January 1, 2008 in connection with the transaction, subject to a reimbursement cap of $5 million. If the reimbursement obligation arises, it will be Magnum’s exclusive remedy.

Conduct of Business Pending the Merger

Under the merger agreement, from the date of the merger agreement until the effective time of the merger or the earlier termination of the merger agreement, subject to certain exceptions, Magnum and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and in compliance with applicable law and use all commercially reasonable efforts to preserve intact their present business organizations, maintain in effect all material licenses, permits, consents, franchises, approvals and authorizations, maintain satisfactory relationships with their significant customers, lenders, suppliers and others having significant business relationships with them, and continue to make capital expenditures with respect to certain projects. In addition, subject to certain exceptions, neither Magnum nor its subsidiaries will, among other things, without Patriot’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned):

•	amend its articles of incorporation, bylaws or other similar organizational documents;

•	split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or other distribution in respect of its capital stock;

•	redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities, other than repurchases required by Magnum’s stock incentive plan;

•	amend the terms of any securities or issue any securities, other than the issuance of Magnum common stock upon conversion of the Magnum convertible notes;

•	incur any capital expenditures or any obligations or liabilities in respect of capital expenditures;

•	acquire any assets or properties, other than supplies in the ordinary course of business, certain coal reserves, certain permitted capital expenditures, and certain securities related to reclamation obligations;

•	sell, lease or otherwise transfer, or incur any lien on, assets or properties, other than certain permitted liens, sales of inventory in the ordinary course of business and sales of certain assets or properties;

•	make any loans, advances or capital contributions, other than certain loans and advances made in the ordinary course of business;

•	create, incur, assume or otherwise be indebted for borrowed money, if after such action the aggregate principal amount of indebtedness for borrowed money (excluding capital leases and certain loans relating to letters of credit) of Magnum and its subsidiaries would exceed $250,000,000 (after deducting up to $25,000,000 in unrestricted cash or cash equivalents);

•	enter into any agreement or arrangement that would restrict Magnum, Patriot or any of their respective affiliates from engaging or competing in any line of business after the effective time;

•	enter into certain contracts or amend, modify or terminate certain contracts;

•	amend, grant or increase any compensation, severance or termination benefits of any director, officer or employee or enter into or amend any benefit plan or any employment or similar agreement;

•	change accounting methods;

•	settle, or offer or propose to settle, certain types of litigation, investigations, arbitrations, proceedings or other claims;

•	take any action that would intentionally make any representation or warranty of Magnum under the merger agreement inaccurate in any material respect at, or as of any time before, the effective time of the merger as if made as of the effective time;

•	permit its existing lessees or licensees to conduct exploration or similar operations for natural resources in a manner that will adversely affect any active coal mining operations on its property in any material respect; or

•	agree, resolve or commit to do any of the foregoing.

Under the merger agreement, from the date of the merger agreement until the effective time of the merger or the earlier termination of the merger agreement, without Magnum’s prior written consent (which consent will not be unreasonably withheld, delayed or conditioned), Patriot will not:

•	adopt or propose any change in its certificate of incorporation or bylaws;

•	declare, set aside or pay any dividend or other distribution in respect of its capital stock; and

•	take any action, or permit its subsidiaries to take any action, that would intentionally make any representation or warranty of Patriot under the merger agreement inaccurate in any material respect at, or as of any time prior to, the effective time of the merger as if made as of the effective time.

Representations and Warranties

The merger agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. Each of Patriot and Magnum has made representations and warranties to the other party relating to, among other things:

•	corporate existence, power and good standing;

•	corporate power and authorization to execute, deliver and perform the merger agreement, the other transaction documents, and the transactions contemplated by the merger agreement and the other transaction documents;

•	required consents, approvals and authorizations of governmental authorities and third parties relating to the merger agreement and the other transaction documents;

•	board approval of the merger agreement, the merger and the related transactions;

•	capitalization;

•	subsidiaries;

•	financial statements;

•	the absence of certain changes, events or developments concerning the party and its subsidiaries;

•	absence of undisclosed material liabilities;

•	compliance with laws, including mining laws and related matters;

•	litigation;

•	investment banker and finders’ fees;

•	receipt of an opinion from its financial advisor;

•	tax matters;

•	employee benefits and labor matters;

•	environmental matters;

•	antitakeover statutes;

•	material contracts;

•	real and personal property matters;

•	intellectual property matters;

•	licenses and permits;

•	affiliate transactions;

•	absence of certain business practices; and

•	accuracy of its representations and warranties.

Magnum made additional representations and warranties related to the following subject matters:

•	insurance coverage;

•	employees;

•	absence of undisclosed material facts; and

•	customers and suppliers.

Patriot made additional representations and warranties related to the following subject matters:

•	receipt of the bridge facility commitment letter from the ArcLight Funds;

•	Patriot’s SEC filings; and

•	the amendment to the Patriot rights agreement.

Magnum Employee Matters

Patriot has agreed to provide certain Magnum employees whose employment is involuntarily terminated within six months after the effective time of the merger (other than for cause) with severance benefits to the extent such benefits are available to such employees under certain existing Magnum severance plans. Patriot has also agreed that for six months following the effective time, subject to applicable law, it will provide Magnum employees who remain employed with Patriot or Magnum with employee benefits that are, at Patriot’s election, substantially comparable in the aggregate to the benefits provided to similarly situated employees of Patriot or the benefits provided by Magnum immediately prior to the effective time. In addition, as described under “Interests of Certain Persons in the Transaction — Magnum’s Officers, Directors and Affiliates — Severance Payments,” certain Magnum employees participate in a retention program that is designed to retain these employees through a transitionary period of up to nine months after the closing of a change of control transaction such as the merger.

Financing

The merger agreement provides that, subject to the terms and conditions of the commitment letter relating to the ArcLight financing, Patriot will use its commercially reasonable efforts to complete the ArcLight financing at the effective time of the merger on the terms and conditions described in the commitment letter and such other terms and conditions as are necessary to give effect to the terms and conditions described in the commitment letter that are commercially reasonable, customary for bridge loans of a similar size and type, and not less favorable to Patriot than those set forth in the Patriot Credit Agreement, provided that the consummation of the ArcLight financing on such terms would not reasonably be expected to result in any claim of default under the Patriot Credit Agreement relating to the terms of the ArcLight financing. Patriot is required to commence negotiation of definitive agreements for the ArcLight financing by May 2, 2008.

The merger agreement provides that commencing no later than May 17, 2008, Patriot will use its commercially reasonable efforts to identify one or more alternate financings on terms satisfactory to Patriot in its discretion and if so identified, to negotiate the terms of and execute definitive documents with respect to such alternate financing. The determination to cease negotiating any alternate financing and to execute or not execute definitive documentation related to any alternate financing will, in each case, be in Patriot’s discretion.

The outstanding senior secured indebtedness of Magnum (other than capital leases) at the effective time of the merger will be repaid (or defeased, in the case of certain letters of credit) with proceeds from the ArcLight financing and/or the alternate financing and/or unrestricted cash or cash equivalents of Magnum.

Survival of Representations and Warranties; Indemnification

The representations and warranties of Patriot and Magnum in the merger agreement generally survive the effective time of the merger until the first anniversary of the effective time. Certain representations and warranties of Patriot and Magnum will survive the effective time of the merger until the third anniversary of the effective time. Representations and warranties of each party relating to corporate authorization for the transaction, capitalization and antitakeover statutes, and Magnum’s representation and warranty relating to its affiliate transactions, will survive until the latest date permitted by law.

Indemnification of Patriot

From and after the effective time of the merger, certain designated stockholders of Magnum, based on each designated stockholder’s pro rata share of any applicable damages, severally but not jointly indemnify Patriot and its affiliates, including, Magnum and its subsidiaries, and their respective successors and assigns against any and all damages incurred by such person, arising out of any:

•	misrepresentation or breach of warranty or alleged misrepresentation or breach of warranty made by Magnum pursuant to the merger agreement or any other transaction document;

•	breach of covenant or agreement made by Magnum pursuant to the merger agreement or any other transaction document;

•	demand for appraisal by a holder of Magnum common stock in connection with the merger;

•	claim, suit, action or proceeding by any holder of:

•	Magnum capital stock, in connection with the merger or the other transactions contemplated by the merger agreement, or relating to its ownership of shares of Magnum common stock or the issuance of the Magnum convertible notes; or

•	Magnum convertible notes, except for certain claims relating to the conversion of the notes into Magnum common stock prior to the effective time; or

•	transaction expenses (other than those resulting in an adjustment to the number of shares of Patriot common stock issued in the merger) in excess of the sum of $4 million and the amounts paid to Magnum’s financial advisor with respect to the merger.

Ten percent of the shares of Patriot common stock to be issued in the merger will be placed in escrow for one year to secure the designated stockholders’ indemnity obligations to Patriot. See “Ancillary Transaction Agreements — Escrow Agreement”. The shares of Patriot common stock that will be placed in escrow will be deducted from the shares otherwise issuable to the designated stockholders. The designated stockholders own approximately 99% of Magnum’s issued and outstanding common stock. Subject to certain exceptions, indemnification for breaches of Magnum’s representations and warranties is subject to a $100,000 per claim de minimis exception and a $6 million aggregate deductible.

Subject to certain limited exceptions, Patriot’s exclusive remedy with respect to claims arising out of breaches of Magnum’s representations and warranties and breaches of Magnum’s covenants or agreements will be pursuant to an indemnification claim against the then-available escrow property pursuant to the escrow agreement. With respect to all other indemnification claims, Patriot may make a claim against the then available escrow property in the escrow account, the designated stockholders or a combination of the foregoing. The designated stockholders’ aggregate maximum liability in respect of such claims is subject to a cap equal to the net proceeds received by the designated stockholders in the merger. Except for claims for breaches of certain limited representations and warranties and claims related to actions brought by Magnum stockholders or noteholders, Patriot may not make a claim against the designated stockholders after the third anniversary of the effective time.

Indemnification by Patriot

From and after the effective time of the merger, Patriot will indemnify each stockholder of Magnum and its affiliates against any and all damages incurred by such person arising out of any:

•	misrepresentation or breach of warranty or alleged misrepresentation or breach of warranty made by Patriot pursuant to the merger agreement or any other transaction document; or

•	breach of covenant or agreement made by Patriot pursuant to the merger agreement or any other transaction document;

Subject to certain exceptions, indemnification for breaches of Patriot’s representations and warranties is subject to a $100,000 per claim de minimis exception, a $6 million deductible and is capped at $54 million, except that with respect to breaches of certain limited representations and warranties, Patriot’s indemnification obligations are capped at $534 million, the approximate market value of Patriot common stock, as of the date of the merger agreement, to be received by the designated stockholders in the merger. With limited exceptions, the Magnum stockholders will not be entitled to make a claim against Patriot for breach of its representations or warranties after the third anniversary of the effective time. The rights of Magnum stockholders to pursue indemnity claims are subject to certain limitations, including the requirement that all such claims must be brought by the stockholder representative on behalf of the Magnum stockholders.

In addition, Magnum’s stockholders have waived, to the fullest extent permitted by law, any claims under any applicable law relating to the sale or distribution of securities that they might otherwise have by virtue of the transactions contemplated by the merger agreement. If any such claim is brought by a Magnum stockholder, such stockholder will not be entitled to indemnification pursuant to the merger agreement and will be required to refund to Patriot any damages previously paid by Patriot to such stockholder.

Articles of Incorporation and By-laws of the Surviving Corporation

The merger agreement provides that at the effective time of the merger, Magnum’s certificate of incorporation, as in effect immediately prior to the effective time, will be amended to read in its entirely as set forth in an exhibit to the merger agreement, and, as so amended, will be the certificate of incorporation of the surviving corporation, until changed or amended as provided therein or by applicable law. The merger agreement further provides that Magnum’s bylaws, as in effect immediately prior to the effective time of the merger, will be amended and restated to read in their entirety as set forth in an exhibit to the merger agreement, and as so amended and restated, shall be the bylaws of the surviving corporation, until changed or amended as provided therein or by applicable law.

Amendment; Waiver

Any provision of the merger agreement may be amended or waived prior to the effective time of the merger if, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by the party against whom the waiver is to be effective.

Specific Performance

The parties to the merger agreement have agreed that irreparable damage would occur if any provision of the merger agreement is not performed in accordance with its terms and that the parties will be entitled (without being required to post bond) to an injunction or injunctions to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement in any state court located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity.

Stockholder Representative

The ArcLight Funds have agreed to jointly act as the representative and attorney-in-fact and agent of Magnum’s stockholders in connection with certain provisions of the merger agreement and the related agreements.

Patriot Rights Agreement Amendment

Prior to the execution of the merger agreement, Patriot and American Stock Transfer & Trust Company, as rights agent, entered into a First Amendment to the Rights Agreement dated as of October 22, 2007, between Patriot and the rights agent. The amendment to the rights agreement provides, among other things, that the separation of rights from the shares of Patriot common stock under the rights agreement will not be triggered as a result of the transactions contemplated by the merger agreement, including the issuance of Patriot common stock to holders of Magnum common stock. The amendment to the rights agreement also provides that no stockholder of Magnum or any of its affiliates or associates will be deemed to be an acquiring person (as defined in the rights agreement) solely as a result of the entry into the merger agreement or the consummation of the transactions contemplated by the merger agreement, including the issuance of Patriot common stock.

ANCILLARY TRANSACTION AGREEMENTS

In connection with the execution and delivery of the merger agreement, Patriot and certain stockholders of Magnum entered into a voting agreement and the support agreements. The full text of the voting agreement is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. You should read the voting agreement carefully and in its entirety because it contains important terms affecting Patriot after the effective time of the merger. In addition, at the effective time of the merger, Patriot will enter into a registration rights agreement and an escrow agreement. This is a summary of the material provisions of the voting agreement, the support agreements and the forms of the registration rights agreement and escrow agreement. When this summary refers to one or more holders of Magnum common stock, it is typically referring to such holder or holders in the capacity as a recipient of Patriot common stock in the merger.

Voting Agreement

Board of Directors of Patriot Following the Merger

Pursuant to the voting agreement, effective as of the effective time of the merger, Patriot’s board of directors will be expanded from seven to nine members and the board of directors will appoint two nominees designated by certain holders of Magnum common stock, acting through the ArcLight Funds as their stockholder representative. One such nominee will serve as a Class I director and the other nominee will serve as a Class II director on Patriot’s board of directors. Any board nominee or replacement selected by the stockholder representative must be reasonably acceptable to the nominating and governance committee of Patriot’s board of directors and must, to the reasonable satisfaction of the nominating and governance committee, be an “independent director” under the New York Stock Exchange’s listing standards, disregarding certain disclosed relationships. The nominees initially designated by the stockholder representative for appointment are Robb E. Turner and John Erhard, each of whom is affiliated with the ArcLight Funds. The nominating and governance committee of Patriot’s board of directors has determined that as of the date of the voting agreement, Messrs. Turner and Erhard would be “independent directors” under the standard described above.

At such time as certain holders of Magnum common stock own less than twenty percent (but at least ten percent) of the Patriot common stock outstanding or the ArcLight Funds own less than ten percent of the Patriot common stock outstanding, the stockholder representative will be entitled to one board nominee only. At such time as certain holders of Magnum common stock own less than ten percent of the Patriot common stock outstanding, the stockholder representative will not be entitled to any board nominees.

For purposes of the determination of ownership of Patriot common stock by the relevant holders of Magnum common stock for the purposes of board nominee rights under the voting agreement, (1) the number of shares of Patriot common stock outstanding is deemed to be equal to the sum of the number of shares of Patriot common stock outstanding on the date of the merger agreement and the number of Patriot shares issued in the merger, (2) Magnum stockholders who have agreed to a “reduced standstill” (described below) will be deemed to no longer own thirty percent of their shares of Patriot common stock at any applicable time and (3) Magnum stockholders who have agreed to a “limited standstill” (described below) will be deemed to no longer own seventy percent of their shares of Patriot common stock at any applicable time. Once the Magnum stockholders have lost the right to nominate one or both members of Patriot’s board of directors, they will not regain such rights regardless of any subsequent acquisitions of Patriot common stock or any change to the outstanding Patriot common stock that results in their ownership percentage exceeding the thresholds specified above. Applying the foregoing bases for calculation of ownership, it is anticipated that the relevant Magnum stockholders will own approximately 23.4% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger.

Voting Obligations of Certain Magnum Stockholders

So long as the stockholder representative is entitled to nominate any members to Patriot’s board of directors, holders of Magnum common stock who are expected to hold approximately 30.5% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger have agreed to vote all of their shares of Patriot common stock in favor of the entire slate of directors recommended for election by the Patriot board of directors to Patriot’s stockholders.

In addition, so long as the stockholder representative is entitled to nominate any members to Patriot’s board of directors, holders of Magnum common stock who are expected to hold approximately 25.5% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger have agreed to vote all of their shares of Patriot common stock as recommended by Patriot’s board of directors in the case of (1) any stockholder proposal submitted for a vote at any meeting of Patriot’s stockholders and (2) any proposal submitted by Patriot for a vote at any meeting of Patriot’s stockholders relating to the appointment of Patriot’s accountants or a Patriot equity compensation plan.

“Standstill” Restrictions

The ArcLight Funds, which are expected to collectively hold approximately 16.9% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger, have agreed that unless invited to do so on an unsolicited basis by Patriot’s board of directors, neither the ArcLight Funds nor any of their affiliates will, directly or indirectly:

•	acquire, offer, or propose or seek to acquire, any Patriot securities or options to acquire Patriot securities;

•	enter into, agree, offer, propose or seek to enter into, or be involved in, any acquisition transaction, merger or other business combination relating to Patriot or all or substantially all of Patriot’s assets or businesses;

•	make, or in any way participate in a solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any Patriot voting securities;

•	form, join or participate in a “group” with respect to any Patriot voting securities;

•	seek, propose or otherwise act alone or in concert with others, to influence or control Patriot’s management, policies, or board of directors;

•	enter into any discussions or arrangements with any other person with respect to any of the foregoing activities;

•	advise, assist, knowingly encourage, act as a financing source for or invest in any other person in connection with any of the foregoing activities; or

•	disclose any intention or plan inconsistent with any of the foregoing.

The ArcLight Funds have also agreed that during the standstill period, described below, they will not request that Patriot or its representatives amend or waive the above listed provisions or take any initiative which would reasonably be expected to require Patriot to make a public announcement regarding any of the activities specified above or the possibility of the ArcLight Funds or any other person acquiring control of Patriot.

Subject to certain exceptions, the standstill restrictions set forth above will not apply to the ArcLight Funds in the event that (1) Patriot has entered into a definitive agreement with a third party with respect to a business combination transaction (as defined in the voting agreement) or (2) a third party commences a tender offer which if consummated would result in a business combination transaction and the board of directors of Patriot has either recommended such offer or not rejected such offer within ten business days after the announcement. If any announced business combination transaction or tender offer is terminated without being consummated, the standstill restrictions will again be applicable to the ArcLight Funds.

Certain Magnum stockholders, who are expected to collectively hold approximately 8.0% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger, have agreed to a “reduced standstill” restriction. The “reduced standstill” restrictions are similar in scope to the standstill restrictions applicable to the ArcLight Funds, but are binding only on the applicable Magnum stockholders and their “controlled” affiliates and also permit those stockholders to take certain actions in the ordinary course of business and not for the purpose of circumventing the standstill restrictions. In addition, certain other Magnum stockholders, who are expected to collectively hold approximately 3.0% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger, have agreed to a “limited standstill” restriction. The “limited standstill” restrictions are similar in scope to the “reduced standstill” restrictions but permit certain additional actions in the ordinary course of business and not for the purpose of circumventing the standstill restrictions.

The standstill obligations applicable to the ArcLight Funds and the Magnum stockholders that have agreed to the “reduced standstill” and “limited standstill” will apply for the period from the effective time of the merger until the later to occur of (1) the stockholder representative no longer being entitled to nominate any members of Patriot’s board of directors or (2) nine months after the time that the ArcLight Funds and the Magnum stockholders that have agreed to the “reduced standstill” and “limited standstill” and their respective affiliates in the aggregate own less than 7.5% of the outstanding shares of Patriot common stock.

Transfer Restrictions

Certain Magnum stockholders, who are expected to collectively hold approximately 30.5% of the Patriot common stock outstanding as of the date of the merger agreement on a pro forma basis for the issuance in the merger, will be subject to certain restrictions on their ability to transfer shares of Patriot (including a transaction that changes the economic benefits or risks of ownership) as follows:

•	no transfers will be permitted for 180 days following the effective time of the merger;

•	between 180 days after the effective time and 270 days after the effective time, up to fifty percent of their shares may be transferred;

•	between 270 days after the effective time and 360 days after the effective time, up to seventy-five percent of their shares may be transferred; and

•	no restrictions will apply after 360 days after the effective time.

Amendments and Waivers

Any provision of the voting agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Patriot, the stockholder representative and a number of Magnum stockholders owning at least 66 2/3% of the Patriot common stock owned by all Magnum stockholders party to the voting agreement at the applicable time, or in the case of a waiver, by the party against whom the waiver is to be effective. Amendments to the provisions relating to voting obligations, standstill restrictions, transfer restrictions and amendments to the voting agreement, and any amendment that is adverse to a stockholder party to the voting agreement, require the consent of each stockholder party against whom the amendment is to be effective.

Effectiveness and Termination

The voting agreement will be effective at the effective time of the merger. After the effective time, the voting agreement will terminate on the earlier of (1) the written agreement of Patriot and the stockholder representative and (2) the date, if any, of the termination of the standstill period described above.

Support Agreements

Concurrently with the execution and delivery of the merger agreement, Patriot and stockholders of Magnum representing approximately 99% of the outstanding common stock of Magnum as of the date of the merger agreement executed and delivered Support Agreements dated as of April 2, 2008. Pursuant to the support agreements, immediately after the execution and delivery of the merger agreement, the Magnum stockholders party to the support agreements executed written consents approving the merger agreement and the merger. As a result of the execution of these written consents, no further vote or approval of the stockholders of Magnum is required in connection with the consummation of the merger.

In addition, pursuant to the support agreements, the Magnum stockholders executing the support agreements confirmed the appointment of the ArcLight Funds as the stockholder representative under the merger agreement and the escrow agreement and acknowledged and agreed to be bound by certain provisions of the merger agreement, including provisions relating to the payment of merger consideration and the escrow of shares of Patriot common stock, the indemnification obligations of the designated stockholders of Magnum and the rights and limitations of the indemnification available to the Magnum stockholders pursuant to the merger agreement. The support agreements also provide for a customary release, effective as of the effective time of the merger, by each Magnum stockholder that is party to a support agreement of claims it may have against Patriot, Magnum and their respective affiliates relating to matters arising prior to the effective time.

Registration Rights Agreement

At the effective time of the merger, Patriot and the ArcLight Funds will enter into a registration rights agreement which provides the ArcLight Funds with customary registration rights with respect to the shares of Patriot common stock to be issued to the ArcLight Funds in the merger. The ArcLight Funds are entitled to three “demand” and unlimited “piggy-back” registration rights under the agreement. Subject to customary restrictions and limitations, the registration rights agreement provides that the ArcLight Funds are entitled to require Patriot to effect up to three separate demand registrations. In addition, no registration request may be made prior to 180 days after the effective time of the merger, no registration statement will be required to be filed pursuant to a demand registration request prior to November 1, 2008 and the aggregate proceeds expected to be received from the sale of the securities requested to be included in a demand registration must be at least $50 million.

Escrow Agreement

At the effective time of the merger, Patriot, the ArcLight Funds, as stockholder representative, and an escrow agent mutually selected by Patriot and Magnum, will enter into an escrow agreement pursuant to which ten percent of the shares of Patriot common stock to be issued in the merger will be placed in escrow for one year to secure the indemnification obligations of the designated stockholders of Magnum. Indemnity claims payable to Patriot will be paid based on the market value (as defined in the merger agreement) at the time of payment of the Patriot common stock being delivered. To the extent Patriot has made claims against the escrow that are still pending on the first anniversary of the effective time, a portion of the Patriot common stock sufficient to cover payment of those claims will be retained in the escrow account until the claims are resolved. With respect to any matter on which Patriot stockholders have voting rights, shares held in the escrow account will be voted by the stockholder representative subject to the terms of the voting agreement described above.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of Patriot and Magnum included in this proxy statement/prospectus and has been prepared to reflect the merger based on the purchase method of accounting. The unaudited pro forma condensed combined balance sheet as of December 31, 2007 is presented as if the merger and related financing had occurred on that date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2007 assumes that the merger had occurred on January 1, 2007. The historical consolidated financial information has been adjusted to give effect to estimated pro forma events that are directly attributable to the merger and factually supportable. Certain amounts in the historical consolidated Magnum financial information have been reclassified to conform to Patriot’s financial statement presentation.

The unaudited pro forma condensed combined financial statements should be read in conjunction with Patriot’s historical audited financial statements included as Annex E to this proxy statement/prospectus, Magnum’s historical audited financial statements included as Annex F to this proxy statement/prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Patriot,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Magnum,” and “Management’s Discussion and Analysis of Pro Forma Results of Operations of Magnum.” Patriot’s historical financial statements have been adjusted to present the results as if the spin-off from Peabody occurred on January 1, 2007 instead of October 31, 2007.

For purposes of this unaudited pro forma condensed combined financial information, Patriot has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various estimates of their fair value. The purchase consideration, including certain acquisition and closing costs, will be allocated among the relative fair values of the assets acquired and liabilities assumed based on their estimated fair values as of the date of the merger. This allocation is dependent upon certain valuations and other analyses which cannot be completed prior to the merger and are required to make a definitive allocation. The actual amounts recorded at the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the merger.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had Patriot and Magnum been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this document.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2007

	Patriot	Magnum	Pro Forma		Pro Forma
	Historical	Historical(m)	Adjustments		Combined
	(Dollars in thousands)

ASSETS
Current assets
Cash and cash equivalents	$5,983	$28,350	$4,825	(a)	$39,158
Accounts receivable and other, net	125,985	77,937	—		203,922
Inventories	31,037	46,737	2,061	(b)	79,835
Prepaid expenses and other current assets	6,214	12,409	(5,731	)(b,g)	12,892

Total current assets	169,219	165,433	1,155		335,807
Property, plant, equipment and mine development, net	876,289	1,129,773	718,851	(b)	2,724,913
Goodwill	—	68,744	(68,744	)(b)	—
Notes receivable	126,381	—	—		126,381
Investments and other assets	27,948	15,289	(6,398	)(b)	41,844
			8,675	(a)
			(3,670	)(b,g)

Total assets	$1,199,837	$1,379,239	$649,869		$3,228,945

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$927	$45,780	$(42,000	)(a,b)	$4,707
Trade accounts payable	66,811	81,599	—		148,410
Below market coal sales supply contracts acquired	—	63,662	171,374	(b)	235,036
Accrued expenses	116,781	79,745	23,480	(b,c)	223,395
			3,389	(b,d)

Total current liabilities	184,519	270,786	156,243		611,548
Long-term debt	11,438	204,646	(100,000	)(b,e)	171,584
			(94,500	)(a,b)
			150,000	(a)
Below market coal sales supply contracts acquired	—	194,826	109,803	(b)	304,629
Asset retirement obligations	134,364	66,432	—		200,796
Workers’ compensation obligations	192,730	3,934	—		196,664
Accrued postretirement benefit costs	527,315	452,032	—		979,347
Obligation to industry fund	31,064	13,480	—		44,544
Other noncurrent liabilities	36,091	1,156	—		37,247

Total liabilities	1,117,521	1,207,292	221,546		2,546,359
Stockholders’ equity:
Common stock	268	497	(378	)(b)	387
Additional paid-in capital	189,451	294,927	100,000	(b,e)	789,602
			197,247	(b)
			(1,600	)(c)
			9,577	(b,d)
Retained deficit	(33,363)	(203,138)	228,384	(b)	(33,363)
			(12,280	)(b,c)
			(12,966	)(b,d)
Accumulated other comprehensive income (loss)	(74,040)	79,661	(79,661	)(b)	(74,040)

Total stockholders’ equity	82,316	171,947	428,323		682,586

Total liabilities and stockholders’ equity	$1,199,837	$1,379,239	$649,869		$3,228,945

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

		Patriot Pro
	Patriot	Forma		Patriot Pro		Magnum	Pro Forma		Pro Forma
	Historical	Adjustments		Forma		Historical(m)	Adjustments		Combined
	(Dollars in thousands, except per share data)

Revenues
Sales	$1,069,316	$22,850	(1)	$1,092,166		$813,974	$(2,798	)(f)	$1,903,342
Other revenues	4,046	—		4,046		66,196	(1,238	)(f)	69,004

Total revenues	1,073,362	22,850		1,096,212		880,170	(4,036)		1,972,346
Costs and expenses
Operating costs and expenses	1,109,315	(51,875	)(2)	1,058,600		820,572	2,797	(g)	1,877,933
		(1,125	)(3)				(4,036	)(f)
		2,285	(1)
Sales contract amortization (accretion)	—	—		—		19,808	(254,844	)(h)	(235,036)
Depreciation, depletion and amortization	85,640	(1,717	)(4)	83,923		112,210	14,597	(i)	210,730
Asset retirement obligation expense	20,144	—		20,144		7,430	—		27,574
Selling and administrative expenses	45,137	(13,237	)(5)	31,900		32,713	—		64,613
Other operating income:
Net gain on disposal or exchange of assets	(81,458)	—		(81,458)		(17,084)	560	(f)	(97,982)
Gain on coal sales supply contract restructuring	—	—		—		(375)	375	(h)	—
Income from equity affiliates	(63)	—		(63)		—	—		(63)

Operating profit (loss)	(105,353)	88,519		(16,834)		(95,104)	236,515		124,577
Interest expense	8,337	5,267	(6)	8,635		22,855	(20,293	)(j)	26,116
		(4,969	)(7)				14,919	(k)
Interest income	(11,543)			(11,543)		(1,740)			(13,283)
Change in market value of interest rate swap	—	—		—		1,551	—		1,551

Income (loss) before income taxes and minority interests	(102,147)	88,221		(13,926)		(117,770)	241,889		110,193
Income tax provision	—	5,967	(8)	5,967		—	(5,967	)(l)	—
Minority interests	4,721	—		4,721		—	—		4,721

Net income (loss) from continuing operations	$(106,868)	$82,254		$(24,614)		$(117,770)	$247,856		$105,472

Weighted average shares outstanding:
Basic	26,570,940	8,000		26,578,940	(9)	49,559,493	11,901,729	(n)	38,480,669
Diluted	26,570,940	8,000		26,578,940	(9)	49,559,493	11,967,971	(o)	38,546,911
Earnings per share from continuing operations:
Basic	$(4.02)	N/A		$(0.93	)(9)	(2.38)	N/A		$2.74
Diluted	$(4.02)	N/A		$(0.93	)(9)	(2.38)	N/A		$2.74

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

On April 2, 2008, Patriot entered into the merger agreement with Magnum, Colt Merger Corporation, a wholly owned subsidiary of Patriot, and the ArcLight Funds, acting jointly as the stockholder representative. Upon the terms and conditions set forth in the merger agreement, Magnum stockholders will receive up to 11,901,729 shares of Patriot common stock on the date of the merger. The Patriot common stock issuable pursuant to the merger agreement represents approximately 31% of Patriot’s outstanding common stock as of the date of the merger agreement on a pro forma basis for the issuance in the merger. The 11,901,729 shares of Patriot common stock to be issued to the holders of common stock of Magnum pursuant to the merger agreement include the shares of Patriot common stock to be issued in respect of the Magnum common stock issued upon the conversion of the Magnum convertible notes.

Patriot will account for the merger as a purchase in accordance with United States generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of Magnum will be recorded as of the acquisition date at their respective fair values.

The merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code. The merger is subject to certain regulatory approvals and customary closing conditions. The issuance of common stock is subject to approval by the Patriot stockholders. Subject to these conditions, it is anticipated that the merger will be completed in the second or third quarter of 2008.

2.	Purchase Price

At the closing date of the merger, all outstanding shares of Magnum capital stock will automatically be canceled and holders of outstanding shares of Magnum capital stock will receive a total of up to 11,901,729 shares of Patriot common stock, subject to reduction in certain limited circumstances.

The preliminary estimated total purchase price of the proposed transaction, net of Magnum cash, based on the average Patriot stock price for the five business days surrounding and including the merger announcement date of $50.57 is as follows (in thousands):

Fair value of Patriot common stock	$601,870
Assumption of Magnum debt	136,500
Estimated Patriot transaction costs	9,600
Magnum cash	(28,350)

Total preliminary estimated purchase price	$719,620

3.	Patriot Pro Forma Adjustments

Patriot’s historical financial statements have been adjusted for the spin-off from Peabody. Pro Forma adjustments related to the spin-off include the following:

(1) Reflects an increase to revenues (and related royalties and taxes) related to the repricing of a coal supply agreement to increase the price paid to Patriot to be more reflective of the then current market pricing for similar quality coal at the time of the spin-off.

(2) Reflects a decrease to operating costs and expenses for the impact of Peabody’s agreement to assume certain of Patriot’s retiree healthcare liabilities which totaled $603.4 million as of December 31, 2007.

(3) Reflects reversal of historical expense related to pension benefit obligations that were not assumed by Patriot.

(4) Reflects the non-cash transfer to Peabody of an intangible asset related to a purchased contract right recorded on Patriot’s historical financial statements in Investments and Other Assets and historically

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

sourced from Patriot mining operations. As part of the spin-off, Peabody retained the coal supply contract with the ultimate customer.

(5) Reflects adjustment for estimated selling and administrative costs for Patriot’s stand-alone management and administrative structure and functions. Prior to the spin-off, these services were provided by Peabody under various agreements between Peabody and its subsidiaries, and the historical amount was the result of an allocation of Peabody’s overall selling and administrative costs. The allocation of these Peabody costs was not deemed reasonable for Patriot on a stand-alone basis and a pro forma amount was estimated based on a detailed build-up of expected support costs by function for the Patriot operations as a stand-alone business. The costs allocated to Patriot by Peabody were higher than Patriot’s pro forma estimate because the Peabody allocation reflected higher costs compared to Patriot’s stand-alone estimate for areas such as government relations, information systems development, office space, executive incentive compensation and support departments such as accounting, law, engineering and human resources. In addition, the Peabody allocation included costs for major strategy and growth initiatives, most of which did not directly impact the Patriot operations.

(6) Reflects higher costs for surety bonds and letters of credit based on anticipated rates for these instruments and on Patriot’s requirements to secure financial obligations for reclamation, workers’ compensation and post retirement benefits. The historical financial statements reflect an allocation of Peabody’s fees related to these guarantees.

(7) Reflects the reversal of the interest expense related to the intercompany note payable to Peabody.

(8) Reflects tax impact of pro forma adjustments based on the statutory rate adjusted for tax accounting as follows:

Expected tax statutory	$30,877
State income tax	2,719
Percentage depletion	(11,845)
Valuation allowance	(15,784)

Pro forma tax impact	$5,967

(9) The pro forma basic earnings per share are based on the number of shares of common stock outstanding at the spin-off (assuming the spin-off occurs on January 1, 2007) plus shares issued in relation to an employee stock purchase plan in the first half of the year.

4.	Patriot and Magnum Combined Pro Forma Adjustments

Adjustments to Patriot and Magnum historical financial statements included in the columns under the heading “Pro Forma Adjustments” in the Condensed Combined Balance Sheet and the Condensed Combined Statement of Operations relate to the following:

(a) Reflects $150.0 million in borrowings under a subordinated bridge loan facility obtained by Patriot from the ArcLight Funds. See “The Merger — Financing Arrangements — ArcLight Financing.” The proceeds of this borrowing will be utilized to repay $136.5 million of Magnum’s senior secured indebtedness through the purchase transaction as well as to pay for related fees and expenses (estimated at $8.7 million) and other general corporate purposes.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

(b) The estimated purchase price has been allocated to the net tangible and intangible assets and liabilities acquired on a preliminary basis as follows (in thousands):

Estimated purchase price:	$719,620
Current assets	133,413
Property, plant, equipment and mine development	1,848,624
Other assets	5,221
Current below market coal sales supply contracts acquired	235,036
Other current liabilities	180,793
Noncurrent below market coal sales supply contracts acquired	304,629
Other noncurrent liabilities	547,180

Magnum has certain actuarially-determined liabilities that will be fair valued as part of purchase accounting based on applicable assumptions at the date of the merger transaction. Based on the current interest rate environment, the discount rate utilized as part of the fair value assessment could be significantly lower than the rate utilized at December 31, 2007 thus creating a larger liability and higher expenses for subsequent periods.

(c) Reflects transaction costs incurred in relation to the merger and the registration of the equity securities. Magnum’s transaction costs are partially based upon the Patriot stock price and accordingly may change from the estimate included in this pro forma information.

(d) Reflects the adjustment for accelerated vesting of approximately 2.0 million Magnum stock awards upon acquisition. Based on the assumption that participants will elect the option of exchanging shares of Magnum common stock in lieu of paying taxes due upon vesting, a portion of the adjustment was recorded to accrued expenses for the tax liability.

(e) Reflects the conversion of $100.0 million in aggregate principal amount of the Magnum convertible notes into shares of Magnum common stock immediately prior to the effective time of the merger, based on a defined conversion price formula. This conversion will result in an estimated additional 13.3 million shares of outstanding Magnum common stock. The maximum of 11,901,729 shares of Patriot common stock to be issued to Magnum stockholders pursuant to the merger agreement includes the shares of Patriot common stock to be issued in respect of the Magnum common stock issued upon the conversion of the Magnum convertible notes.

(f) Reflects the elimination of certain income and expense related to transactions occurring between Patriot and Magnum, including the reversal of Patriot’s gain on sale of coal reserves recognized in June 2007 for the sale of 163,140 tons to Magnum, elimination of coal sales and purchases and the elimination of royalty income and expense.

(g) Reflects the write-off of Magnum’s deferred longwall expenses to conform to Patriot’s accounting policy.

(h) Reflects the accretion resulting from adjustment of coal sales supply contracts to fair value and the reversal of a gain recognized on the restructuring of some of these coal supply contracts.

(i) Reflects the increase in depreciation, depletion and amortization in relation to the allocation of a portion of the purchase price to long-lived assets.

(j) Reflects the reversal of Magnum’s historical interest expense and amortization of deferred financing costs in relation to borrowings under its credit facility.

(k) Reflects the pro forma interest expense on Patriot’s subordinated bridge loan borrowings at an assumed interest rate of 8.25% and the amortization of deferred financing costs related to the transaction.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION — (Continued)

The annual interest rate under this facility is one month LIBOR plus 5%, with the LIBOR component assumed never to be lower than 3.25%.

(l) Reflects reversal of provision for income taxes on Patriot pro forma financials. Though combined Patriot and Magnum pro forma book income is $110 million, the combined entity is in a significant pro forma taxable loss position after inclusions of combined book-tax differences. The pro forma taxable loss arises primarily from a favorable book-tax difference of $255 million (i.e., a reduction of taxable income) related to non-recognition for tax purposes of sales contract accretion.

(m) Certain amounts in Magnum’s historical financial statements have been reclassified to conform to Patriot’s presentation.

(n) Pro forma basic earnings per share take into consideration the 11,901,729 shares of Patriot common stock to be issued to Magnum stockholders in the merger.

(o) Pro forma diluted earnings per share take into consideration the 11,901,729 shares of Patriot common stock to be issued to Magnum stockholders in the merger plus the dilutive impact of restricted stock and restricted stock units issued at spin-off and estimated participation in an employee stock purchase plan. Stock options were assumed to have been issued with a strike price equal to the estimated closing price on the grant date (spin-off date) with a constant stock price throughout the duration of the reporting period, and therefore assumed to have no impact on diluted earnings per share. These shares were anti-dilutive for Patriot stand-alone pro forma calculations due to the net loss from continuing operations.

ACCOUNTING TREATMENT

The merger will be accounted for by Patriot using the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to the fair value of the net assets acquired. The excess purchase price over the fair value of the assets acquired, if any, will be allocated to goodwill.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Patriot common stock is listed for trading on the New York Stock Exchange under the trading symbol “PCX.” No public trading market exists for Magnum common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of Patriot common stock as reported by the New York Stock Exchange Composite Transaction Tape. Patriot did not declare any dividends on its common stock for the periods indicated. For current price information, Patriot stockholders are urged to consult publicly available sources.

Patriot Common Stock Calendar Period	High	Low

2008
First Quarter	$57.77	$32.28
Second Quarter (through [ ], 2008)
2007
Fourth Quarter(1)	43.00	27.07

(1)	Patriot commenced trading on the New York Stock Exchange on November 1, 2007. Prior to such date, no public trading market existed for Patriot common stock.

The following table sets forth the high, low and closing prices per share of Patriot common stock as reported by the New York Stock Exchange Composite Transaction Tape on April 1, 2008, the last full trading day prior to the public announcement of the merger, and [          ], 2008, the latest practicable date prior to the date of this proxy statement/prospectus.

	Patriot Common Stock
	High		Low		Close

April 1, 2008		$48.50		$46.27		$47.71
[ ], 2008	$	[ ]	$	[ ]	$	[ ]

Stockholders are urged to obtain current market quotations for shares of Patriot common stock prior to making any decision with respect to the approval of the issuance of shares of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement. No assurance can be given as to the market prices of Patriot common stock at the closing of the merger. As of the date of this proxy statement/prospectus, Patriot does not anticipate declaring any dividends in the near term. The declaration and amount of future dividends, if any, will be determined by Patriot’s board of directors and will depend on its financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors its board of directors deems relevant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF PATRIOT

The following table sets forth information as of April 28, 2008 with respect to persons or entities who are known to beneficially own more than 5% of Patriot’s outstanding common stock, each director of Patriot, each named executive officer of Patriot, and all directors and executive officers of Patriot as a group.

	Amount and
	Nature
	of Beneficial		Percent of
Name and Address of Beneficial Owners	Ownership(1)		Class(2)

Chilton Investment Company, LLC(3)	3,966,032		14.821%
FMR LLC	1,525,981	(4)	5.702%
Neuberger Berman, LLC	1,441,974	(5)	5.388%
Capital World Investors	1,398,360	(6)	5.225%
J. Joe Adorjan	—
Joseph W. Bean	8,711		*
B.R. Brown	719		*
Charles A. Ebetino, Jr.	16,852		*
Irl F. Engelhardt	157,715	(7)	*
John E. Lushefski	—
Jiri Nemec	21,284		*
Michael M. Scharf	—
Mark N. Schroeder	18,506		*
Robert O. Viets	1,600		*
Richard M. Whiting	80,712		*
All directors and executive officers as a group (12 people)	311,772		1.165%

(1)	Amounts shown are based on the latest available filings on Form 13G or other relevant filings made with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned; includes shares of restricted stock that remain unvested as of March 5, 2008 as follows: Mr. Joseph W. Bean, 5,500 shares; Mr. Charles A. Ebetino, Jr., 12,000 shares; Mr. Irl F. Engelhardt, 17,996 shares; Mr. Jiri Nemec, 17,500 shares; Mr. Mark N. Schroeder, 12,000 shares; Mr. Richard M. Whiting, 46,667 shares.

(2)	An asterisk (*) indicates that the applicable person beneficially owns less than one percent of the outstanding shares.

(3)	Chilton Investment Company, LLC is located at 1266 East Main St., 7 Floor, Stamford, CT 06902.

(4)	FMR LLC, with an address at 82 Devonshire St., Boston, MA 02109, has the sole power to vote 474 shares and the sole power to dispose 1,525,981 shares.

(5)	Neuberger Berman Inc. and affiliated entities, with an address at 605 Third Avenue, New York, NY 10158, reported sole and shared voting and dispositive power as follows: Neuberger Berman Inc., sole voting power with respect to 1,176,447 shares, shared power to dispose with respect to 1,441,974 shares; and Neuberger Berman LLC, sole voting power with respect to 1,176,447 shares, shared power to dispose with respect to 1,441,974 shares.

(6)	Capital World Investors, with an address at 333 South Hope St., Los Angeles, CA 90071, has the sole power to vote 265,300 shares and the sole power to dispose 1,398,360 shares.

(7)	Includes 1,952 shares of Common Stock held in Mr. Irl F. Engelhardt’s 401(k) plan and 440 shares of Common Stock held by Mr. Irl F. Engelhardt’s spouse.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF PATRIOT AFTER GIVING EFFECT TO THE TRANSACTION

The following table sets forth information as of April 28, 2008 with respect to persons or entities who are known to beneficially own more than 5% of Patriot’s outstanding common stock, each director of Patriot, each named executive officer of Patriot, and all directors and executive officers of Patriot as a group, and indicates the percentage ownership of each such person after giving effect to the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement.

	Amount and
	Nature
	of Beneficial		Percent of
Name and Address of Beneficial Owners	Ownership(1)		Class(2)(8)

Chilton Investment Company, LLC(3)	3,966,032		10.258%
FMR LLC	1,525,981	(4)	3.947%
Neuberger Berman, LLC	1,441,974	(5)	3.730%
Capital World Investors	1,398,360	(6)	3.617%
J. Joe Adorjan	—
Joseph W. Bean	8,711		*
B.R. Brown	719		*
Charles A. Ebetino, Jr.	16,852		*
Irl F. Engelhardt	157,715	(7)	*
John E. Lushefski	—
Jiri Nemec	21,284		*
Michael M. Scharf	—
Mark N. Schroeder	18,506		*
Robert O. Viets	1,600		*
Richard M. Whiting	80,712		*
All directors and executive officers as a group (12 people)	311,772		0.806%

(1)	Amounts shown are based on the latest available filings on Form 13G or other relevant filings made with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned; includes shares of restricted stock that remain unvested as of March 5, 2008 as follows: Mr. Joseph W. Bean, 5,500 shares; Mr. Charles A. Ebetino, Jr., 12,000 shares; Mr. Irl F. Engelhardt, 17,996 shares; Mr. Jiri Nemec, 17,500 shares; Mr. Mark N. Schroeder, 12,000 shares; Mr. Richard M. Whiting, 46,667 shares.

(2)	An asterisk (*) indicates that the applicable person beneficially owns less than one percent of the outstanding shares.

(3)	Chilton Investment Company, LLC is located at 1266 East Main St., 7 Floor, Stamford, CT 06902.

(4)	FMR LLC, with an address at 82 Devonshire St., Boston, MA 02109, has the sole power to vote 474 shares and the sole power to dispose 1,525,981 shares.

(5)	Neuberger Berman Inc. and affiliated entities, with an address at 605 Third Avenue, New York, NY 10158, reported sole and shared voting and dispositive power as follows: Neuberger Berman Inc., sole voting power with respect to 1,176,447 shares, shared power to dispose with respect to 1,441,974 shares; and Neuberger Berman LLC, sole voting power with respect to 1,176,447 shares, shared power to dispose with respect to 1,441,974 shares.

(6)	Capital World Investors, with an address at 333 South Hope St., Los Angeles, CA 90071, has the sole power to vote 265,300 shares and the sole power to dispose 1,398,360 shares.

(7)	Includes 1,952 shares of Common Stock held in Mr. Irl F. Engelhardt’s 401(k) plan and 440 shares of Common Stock held by Mr. Irl F. Engelhardt’s spouse.

(8)	Percentage of class based on an aggregate of 38,662,106 shares of Patriot common stock outstanding as of immediately after consummation of the merger (representing the sum of 26,760,377 shares of Patriot common stock outstanding as of the date of the merger agreement and 11,901,729 shares of Patriot common stock issued pursuant to the merger agreement).

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below are the names, ages as of April 28, 2008 and current positions of Patriot’s executive officers and directors. Executive officers are appointed by, and hold office at, the discretion of Patriot’s board of directors.

Name	Age	Positions

Executive Officers
Richard M. Whiting	53	President, Chief Executive Officer & Director
Irl F. Engelhardt	61	Chairman of the Board of Directors, Executive Advisor and Director
Mark N. Schroeder	51	Senior Vice President & Chief Financial Officer
Jiri Nemec	52	Senior Vice President & Chief Operating Officer
Charles A. Ebetino, Jr.	55	Senior Vice President — Corporate Development
Joseph W. Bean	46	Senior Vice President, General Counsel & Corporate Secretary
Michael V. Altrudo	60	Senior Vice President & Chief Marketing Officer
Other directors
J. Joe Adorjan	69	Director
Michael M. Scharf	61	Director
B.R. Brown	75	Director
John E. Lushefski	52	Director
Robert O. Viets	64	Director

Richard M. Whiting

President, Chief Executive Officer and Director

Richard M. Whiting, age 53, serves as President & Chief Executive Officer and as a director. He has been the President & Chief Executive Officer as well as a director of Patriot since October 2007. Whiting joined Peabody’s predecessor company in 1976 and has held a number of operations, sales and engineering positions both at the corporate offices and at field locations. Prior to the spin-off, Whiting was Peabody’s Executive Vice President & Chief Marketing Officer from May 2006 to 2007, with responsibility for all marketing, sales and coal trading operations, as well as Peabody’s joint venture relationships. He previously served as President & Chief Operating Officer and as a director of Peabody from 1998 to 2002. He also served as Executive Vice President — Sales, Marketing & Trading from 2002 to 2006, and as President of Peabody COALSALES Company from 1992 to 1998.

Whiting is the former Chairman of National Mining Association’s Safety and Health Committee, the former Chairman of the Bituminous Coal Operators’ Association, and a past board member of the National Coal Council. He is currently a director of the Society of Mining Engineers Foundation.

Whiting holds a Bachelor of Science degree in mining engineering from West Virginia University. His term as a director of Patriot expires in 2010.

Irl F. Engelhardt

Chairman of the Board of Directors, Executive Advisor and Director

Irl F. Engelhardt, age 61, serves as Chairman of the Board of Directors and Executive Advisor. Prior to the spin-off, Engelhardt served as Chairman and as a director of Peabody Energy Corporation from 1998 until October 2007. Engelhardt also served as Chief Executive Officer of Peabody from 1998 to 2005 and as Chief Executive Officer of a predecessor of Peabody from 1990 to 1998. He also served as Chairman of a predecessor of Peabody from 1993 to 1998 and as President from 1990 to 1995. After joining a predecessor of Peabody in 1979, he held various officer level positions in the executive, sales, business development and administrative areas, including Chairman of Peabody Resources Ltd. (Australia) and Chairman of Citizens Power LLC. Engelhardt also served as Co-Chief Executive Officer and executive director of The Energy Group from February 1997 to May 1998, Chairman of Cornerstone Construction & Materials, Inc. from September 1994 to May 1995 and Chairman of Suburban Propane Company from May 1995 to February 1996. He also served as a director and Group Vice President of Hanson Industries from 1995 to 1996. He also previously served as Chairman of the National Mining Association (NMA), the Coal Industry Advisory Board of the International Energy Agency, the Center for Energy and Economic Development and the Coal Utilization Research Council, as well as Co-Chairman of the Coal Based Generation Stakeholders Group. He serves on the Boards of Directors of Valero Energy Corporation and The Williams Companies, Inc., and is Chair of The Federal Reserve Bank of St. Louis. His term as a director of Patriot expires in 2010.

Mark N. Schroeder

Senior Vice President & Chief Financial Officer

Mark N. Schroeder, age 51, serves as Senior Vice President & Chief Financial Officer. Prior to the spin-off, Schroeder held several key management positions in his career at Peabody which began in 2000. These positions include President of Peabody China (2006 to 2007), Vice President of Materials Management (2004 to 2006), Vice President of Business Development (2002 to 2004) and Vice President and Controller (2000 to 2002). He has more than 27 years of business experience, including as Chief Financial Officer of Behlmann Automotive Group (1997 to 1998), Chief Financial Officer of Franklin Equity Leasing Company (from 1998 to 2000) and financial management positions with McDonnell Douglas Corporation and Ernst & Young, LLP.

Schroeder is a certified public accountant and holds a Bachelor of Science degree in business administration from Southern Illinois University — Edwardsville.

Jiri Nemec

Senior Vice President & Chief Operating Officer

Jiri Nemec, age 52, serves as Senior Vice President & Chief Operating Officer. Nemec, a 20-year Peabody veteran, has extensive experience with Peabody’s eastern U.S. operations. Prior to the spin-off, Nemec was Group Vice President for Peabody’s U.S. Eastern Operations from 2005 to 2007. Nemec also served as Group Executive for Appalachian Operations from 2001 to 2005 and Group Executive for Midwest Operations from 1999 to 2001.

Other previous positions with Peabody include Group Executive for Northern Appalachian Operations and Operations Manager for the Federal No. 2 Operating Unit. Nemec holds a Bachelor of Science degree in mining engineering from Pennsylvania State University and a Master of Business Administration degree from Washington University in St. Louis. He also holds professional engineering certifications in West Virginia and Pennsylvania.

Charles A. Ebetino, Jr.

Senior Vice President — Corporate Development

Charles A. Ebetino, Jr., age 55, serves as Senior Vice President — Corporate Development. Prior to the spin-off, Ebetino was Senior Vice President — Business and Resource Development for Peabody since

May 2006. Ebetino also served as Senior Vice President — Market Development for Peabody’s sales and marketing subsidiary from 2003 to 2006. Ebetino joined Peabody in 2003 after more than two decades with American Electric Power Company, Inc. (AEP) where he served in a number of management roles in the fuel procurement and supply group, including Senior Vice President of fuel supply and President & Chief Operating Officer of AEP’s coal mining and coal-related subsidiaries from 1993 until 2002. In 2002, he formed Arlington Consulting Group, Ltd., an energy industry consulting firm.

Ebetino is a past board member of NMA, former Chairman of the NMA Environmental Committee, a former Chairman and Vice Chairman of the Edison Electric Institute’s Power Generation Subject Area Committee, a former Chairman of the Inland Waterway Users Board, and a past board member and president of the Western Coal Transportation Association. Ebetino has a Bachelor of Science degree in civil engineering from Rensselaer Polytechnic Institute. He also attended the New York University School of Business for graduate study in finance.

Joseph W. Bean

Senior Vice President, General Counsel & Corporate Secretary

Joseph W. Bean, age 46, serves as Senior Vice President, General Counsel & Corporate Secretary. Prior to the spin-off, Bean served as Peabody’s Vice President & Associate General Counsel and Assistant Secretary (2005 to 2007) and as Senior Counsel (2001 to 2005). During his tenure at Peabody, Bean directed Patriot’s legal and compliance activities related to mergers and acquisitions, corporate governance, corporate finance and securities matters.

Bean has 20 years of corporate law experience, including 16 years as in-house legal counsel. Bean was counsel and assistant corporate secretary for The Quaker Oats Company prior to its acquisition by PepsiCo in 2001 and assistant general counsel for Pet Incorporated prior to its 1995 acquisition by Pillsbury. Bean also served as a corporate law associate with the law firms of Mayer, Brown & Platt in Chicago and Thompson & Mitchell in St. Louis. Bean holds a Bachelor of Arts degree from the University of Illinois and a Juris Doctorate from Northwestern University School of Law.

Michael V. Altrudo

Senior Vice President & Chief Marketing Officer

Michael V. Altrudo, age 60, serves as Senior Vice President & Chief Marketing Officer. Prior to the spin-off, Altrudo served as marketing advisor to Peabody’s COALTRADE International subsidiary since 2005, with executive advisory responsibilities for its international sales, marketing, trading and brokerage activities. Altrudo previously served as President of Peabody COALTRADE International (2004 to 2005), Senior Vice President, International Sales & Trading, for Peabody COALSALES Company (2004) and Senior Vice President of Sales & Marketing for Appalachia (1999 to 2004). Altrudo has 27 years of coal industry experience, including sales, marketing, trading and brokerage in the Appalachian steam coal markets as well as sales and purchases of Appalachian metallurgical coal. He has extensive sales experience in both utility and industrial markets. Prior to joining Peabody in 1999, Altrudo held executive level sales and marketing positions with Zeigler Coal Holding Company, Drummond Company, Nerco Coal Company and Derby Coal Company. Altrudo holds a Bachelor of Science degree in finance from Duquesne University.

J. Joe Adorjan

Director

J. Joe Adorjan, age 69, has been a director of Patriot since November 2007. Adorjan is currently chairman of Adven Capital, a private equity firm and is a partner of Stonington Partners Inc., a New York based private equity firm. He has served in these positions since February 2001. From 1995 through December 2000, Adorjan served as chairman and chief executive officer of Borg-Warner Security Corporation, a provider of security services. Prior to joining Borg-Warner, Adorjan served in a number of senior executive capacities with Emerson Electric Co. and ESCO Electronics Corporation, an independent New York Stock

Exchange-listed corporation that was formed in 1990 with the spin-off of Emerson’s government and defense business. He was chairman and chief executive officer of ESCO from 1990 to 1992, when he rejoined Emerson as president. Adorjan originally joined Emerson in 1968 and served in a number of senior executive capacities, including executive vice president of finance, international, technology and corporate development.

Adorjan has a Bachelors and Masters degree in economics from Saint Louis University. Adorjan currently serves as a director for Goss Graphics Systems, Inc., a manufacturer of web offset newspaper press systems, and is chairman of Bates Sales Company, a distributor of industrial power transmission equipment and parts. He is also a member of the board of directors of Thermadyne Holdings Corporation, a marketer of cutting and welding products and accessories, where he serves as lead director and as a member of the audit and compensation committees. He also serves on the board of trustees of Saint Louis University and Ranken Technical College and is Chairman of The Hungarian-Missouri Educational Partnership. Adorjan’s term as a director expires in 2011.

Michael M. Scharf

Director

Michael M. Scharf, age 61, has been a director of Patriot since November 2007. Scharf is Senior Vice President & Chief Financial Officer of Bunge North America, the North American operating arm of Bunge Limited, a global supplier of agricultural commodities and food products. He has served in this capacity since joining Bunge in 1990. He was previously Senior Vice President and Chief Financial Officer of Peabody Holding Company, Inc. (1978-1990) and Tax Manager at Arthur Andersen & Co. (1969-1978).

Scharf has a degree in Accounting from Wheeling Jesuit University and is a certified public accountant. Scharf represents Bunge’s interests with multiple biofuels joint ventures, and is currently a director of Renewable Energy Group (biodiesel), Bunge-Ergon Vicksburg (ethanol), Biofuels Company of America (biodiesel), and Southwest Iowa Renewable Energy (ethanol). Scharf’s term as a director expires in 2011.

B. R. Brown

Director

B. R. Brown, age 75, has been a director of Patriot since October 2007. Brown is the retired Chairman, President and Chief Executive Officer of CONSOL Energy, Inc., a domestic coal and gas producer and energy services provider. He served as Chairman, President and Chief Executive Officer of CONSOL and predecessor companies from 1978 to 1998. He also served as a Senior Vice President of E.I. du Pont de Nemours & Co., CONSOL’s controlling stockholder, from 1981 to 1991. Before joining CONSOL, Brown was a Senior Vice President at Conoco. From 1990 to 1995, he also was President and Chief Executive Officer of Remington Arms Company, Inc.

Brown has a degree in economics from the University of Arkansas. Brown has previously served as Director and Chairman of the Bituminous Coal Operators Association Negotiating Committee, Chairman of the National Mining Association, and Chairman of the Coal Industry Advisory Board of the International Energy Agency. Brown was a director of Peabody Energy Corporation from December 2003 until October 2007, when he resigned to join Patriot’s Board of Directors. He is also a director of Delta Trust & Bank and Remington Arms Company, Inc. Brown’s term as a director expires in 2009.

John E. Lushefski

Director

John E. Lushefski, age 52, has been a director of Patriot since October 2007. Lushefski has been a senior consultant providing strategic, business development and financial advice to public and private companies since July 2005. He has substantial coal industry experience and a global background in treasury, tax, accounting, strategic planning, information technology, human resources, investor relations and business development. From December 2004 until July 2005, Lushefski was engaged in the development of his current consulting business. From 1996 until December 2004, he served as Chief Financial Officer of Millennium Chemicals Inc., a New York Stock Exchange-listed international chemicals manufacturer that was spun off from Hanson PLC. He also served as Senior Vice President & Chief Financial Officer of Hanson Industries Inc. from 1995 to 1996, and as Vice President & Chief Financial Officer of Peabody Holding Company, Inc. from 1991 to 1995. Prior to joining Hanson in 1985, he was an Audit Manager with Price Waterhouse LLP, New York.

Lushefski is a certified public accountant with a B.S. in Business Management/Accounting from Pennsylvania State University. He also has served as a director of Suburban Propane, LP (1996-1999) and Smith Corona Corporation (1995-1996). Lushefski’s term as a director expires in 2009.

Robert O. Viets

Director

Robert O. Viets, age 64, has been a director of Patriot since November 2007. Viets is the former President, Chief Executive Officer and Director of CILCORP, a New York Stock Exchange-listed holding company which owned a regulated electric and natural gas utility (CILCO) in central Illinois. Viets served in this capacity from 1988 until 1999, when CILCORP was acquired by AES. He also served as Chief Financial Officer during his 26-year career at CILCORP. Prior to joining CILCORP, Viets was an auditor with Arthur Andersen & Co. Following his career at CILCORP, Viets has provided consulting services to regulated energy and communication businesses.

Viets has a degree in economics from Washburn University (Topeka) and a law degree from Washington University School of Law. He is also a certified public accountant. He has served as a director of, among other companies, RLI Corp., a specialty property and casualty insurer (1993-present); Consumers Water Company, a Maine-based regulated water utility (1996-1998); and Philadelphia Suburban Corp., now Aqua America, Inc. (1998-2001); including serving as a member of the Audit Committees at RLI Corp. and Philadelphia Suburban Corp. Viets’ term as a director expires in 2010.

Additional Directors to be Appointed at the Effective Time of the Merger

If the merger occurs, pursuant to the voting agreement, at the effective time of the merger Patriot’s board of directors will be expanded from seven to nine and following individuals are expected to be appointed to the board.

Robb E. Turner

Director

Robb E. Turner, age 45, is, and has been since 2000, a co-founder of and senior partner of ArcLight Capital Holdings, LLC, a private equity firm specializing in energy investments and has eighteen years of energy finance, corporate finance, and public and private equity investment experience. Prior to forming ArcLight, Mr. Turner founded and built Berenson Minella & Company’s energy advisory practice. From 1990 to 1998, Mr. Turner held senior positions at Smith Barney, Schroders, Wasserstein Perella and Kidder, Peabody & Co., where he was responsible for advising on buyouts, corporate finance structures and mergers and acquisitions.

Mr. Turner has a Bachelor of Science in Engineering from the U.S. Military Academy at West Point and a Master of Business Administration from Harvard Business School. Mr. Turner is a director in several privately held companies in which affiliates of ArcLight Capital Holdings have an interest. Mr. Turner is also on the board of directors of Venture Production plc, a public company listed on the London Stock Exchange (LON: VPC) engaged in oil and gas production, Mainline Management LLC, the general partner of Buckeye GP Holdings L.P. and Buckeye GP LLC, the general partner of Buckeye Partners, L.P., a publicly-traded limited partnership (NYSE: BPL) that owns and operates independent U.S. refined petroleum products and pipeline systems and the Friends 4 Michael Foundation.

John Erhard

Director

John F. Erhard, age 33, is a principal of ArcLight Capital Holdings, LLC, a private equity firm specializing in energy investments, with whom he has held several positions since joining in 2001. Prior to joining ArcLight, he was an Associate at Blue Chip Venture Company, a venture capital firm focused on the information technology sector. Mr. Erhard began his career at Schroders, where he focused on mergers and acquisitions.

Mr. Erhard has a Bachelor of Arts in Economics from Princeton University and a Juris Doctor from Harvard Law School. Mr. Erhard is an officer in several privately held companies in which affiliates of ArcLight Capital Holdings have an interest. He is a director of Mainline Management LLC and Buckeye GP LLC.

Additional Executive Officer to be Added at the Effective Time of the Merger

Patriot has entered into an employment agreement with Paul H. Vining, the President and Chief Executive Officer of Magnum, that provides that if the merger occurs, Mr. Vining will serve as President and Chief Operating Officer of Patriot. For details regarding the employment agreement entered into by Patriot and Mr. Vining, see “The Merger — Interests of Certain Persons in the Transaction — Employment Agreement.”

Paul H. Vining

President and Chief Operating Officer

Paul H. Vining, age 53, is, and has been since 2006, Magnum’s President and Chief Executive Officer and also serves as a member of Magnum’s board of directors. Before joining Trout (currently a subsidiary of Magnum) as President and Chief Executive Officer in August 2005, Mr. Vining was Senior Vice President of Marketing and Trading at Arch Coal, a position he held since June 2005. Prior to that, from 2002 to 2006, he was President of Ellett Valley CC Inc., a coal trading, marketing and consulting company based in Williamsburg, Virginia. From 1999 to 2002, Mr. Vining was Executive Vice President for Sales and Trading at Peabody Energy. From 1996 to 1999, he was President of Peabody COALTRADE. From 1995 to 1996, Mr. Vining was Senior Vice President of Peabody COALSALES. Earlier in his career, he held leadership positions with Guasare Coal America, Agipcoal USA, Island Creek Coal and A.T. Massey Coal. Mr. Vining holds a B.S. in chemistry from the College of William and Mary in Williamsburg, Virginia, and a B.S. in mineral engineering and an M.S. in extractive metallurgy from Columbia University’s Henry Krumb School of Mines in New York.

BUSINESS OF PATRIOT

Overview

Patriot is a leading producer of coal in the eastern United States, with operations and coal reserves in Appalachia and the Illinois Basin. Patriot is also a leading U.S. producer of metallurgical quality coal. Patriot and its predecessor companies have operated in these regions for more than 50 years. Its operations consist of ten company-operated mines and numerous contractor-operated mines serviced by eight coal preparation facilities, with one in northern West Virginia, four in southern West Virginia and three in western Kentucky. Patriot ships coal to electric utilities, industrial users and metallurgical coal customers via third-party loading facilities and multiple rail and river transportation routes.

In 2007, Patriot sold 22.1 million tons of coal, of which 77% was sold to domestic electric utilities and 23% was sold to domestic and global steel producers. Patriot controls approximately 1.3 billion tons of proven and probable coal reserves. Its proven and probable coal reserves include premium coking coal and medium and high-Btu steam coal, with low, medium and high sulfur content. Patriot believes that it is well-positioned to meet customers’ increasing demand for various products, given the diverse coal qualities available in its proven and probable coal reserves.

Prior to the spin-off, Patriot and its subsidiaries were subsidiaries of Peabody. Peabody was founded in 1883 as a retail coal supplier, entering the mining business in 1888 with the opening of its first coal mine in Illinois. Many of Patriot’s subsidiaries were acquired during the 1980s and 1990s, when Peabody grew through expansion and acquisition, completing the acquisitions of the West Virginia coal properties of ARMCO Steel and Eastern Associated Coal Corp., which included seven operating mines and substantial low-sulfur coal reserves in West Virginia.

On October 31, 2007, Patriot was spun-off from Peabody, including coal assets and operations in Appalachia and the Illinois Basin. The spin-off was accomplished through a dividend of all outstanding shares of Patriot, and Patriot is now an independent, public company traded on the New York Stock Exchange (symbol PCX). Distribution of the Patriot stock to Peabody’s stockholders occurred on October 31, 2007, at a ratio of one share of Patriot stock for every 10 shares of Peabody stock.

Mining Operations

Patriot’s mining operations and coal reserves are as follows:

•	Appalachia. In southern West Virginia, Patriot has five company-operated mines and numerous contractor-operated mines, serviced by four coal preparation plants. These operations and related infrastructure are located in Boone and Kanawha counties. In northern West Virginia, Patriot has one company-operated mine, serviced by a preparation plant and related infrastructure. These operations are located in Monongalia County. Patriot sold 14.4 million tons of coal in the year ended December 31, 2007. As of December 31, 2007, it controlled 586 million tons of proven and probable coal reserves in Appalachia, of which 283 million tons were assigned to current operations.

•	Illinois Basin. In the Illinois Basin, Patriot has four company-operated mines, serviced by three preparation plants. These operations and related infrastructure are located in Union and Henderson counties in western Kentucky. Patriot sold 7.7 million tons of coal in the year ended December 31, 2007. As of December 31, 2007, it controlled 676 million tons of proven and probable coal reserves in the Illinois Basin, of which 131 million tons were assigned to current operations.

The following table provides the location and summary information of Patriot’s active operations as of December 31, 2007.

					2007		Prep Plant Statistics
			Mining		Tons		Plant	Coal
Location	Operation	Mine(s)	Method(1)	Met/Steam	Sold(2)	Employees	Capacity(3)	Recovery(4)
	(Tons in thousands)

Appalachia	Big Mountain	Big Mountain No. 16, Contract	CM	Steam	1,650	223	900	47%
	Rocklick	Harris No. 1,	LW, CM	Met/Steam	3,298	435	2,000	30	% met
		Contract						65	% steam
	Wells	Rivers Edge, Contract	CM	Met	3,109	145	1,350	50%
	Kanawha Eagle	Eagle, Coalburg	CM	Met/Steam	2,109	N/A	700	45%
	Federal	Federal No. 2	LW, CM	Steam	4,100	466	1,300	79%
	Purchased coal	N/A	N/A	N/A	165	N/A

				Subtotal	14,431	1,269
Illinois Basin	Highland	Highland No. 9	CM	Steam	4,071	432	2,000	60%
	Bluegrass	Patriot, Freedom	TS, CM	Steam	2,554	258	400	79%
	Dodge Hill	Dodge Hill	CM	Steam	1,072	154	300	48%
	Big Run(5)	Big Run	CM	Steam	15	N/A	N/A	N/A

				Subtotal	7,712	844
	Other	N/A	N/A	N/A	N/A	181	N/A	N/A

				Total	22,143	2,294

(1)	LW = Longwall, CM = Continuous Miner, TS = Truck-and-Shovel.

(2)	Tons sold for each plant were the same as actual annual plant production in 2007, subject to stockpile variations.

(3)	Tons per hour; plant capacity is raw, or run of mine, feed rate into the plant.

(4)	Coal recovery is the saleable product coming out of the plant divided by the raw product coming into the plant.

(5)	Big Run was sold in the first half of 2007.

Appalachia

Big Mountain

The Big Mountain preparation plant is located in southern West Virginia and is sourced by one company-operated mine, Big Mountain No. 16, and multiple contractor-operated mines. Coal is produced utilizing continuous mining methods. The coal is sold on the steam market and is transported via the CSX railroad. All hourly employees at the company-owned and operated facilities are represented by the United Mine Workers of America (UMWA). Coal is produced from the Coalburg seam, with average thickness of eight feet.

Rocklick

The Rocklick preparation plant is located in southern West Virginia and is sourced by one company-operated mine, Harris No. 1, and multiple contractor-operated mines. Coal at Harris is produced utilizing longwall and continuous mining methods, while Patriot’s contractor-operated mines utilize continuous mining methods. All Harris coal is sold on the metallurgical market and most of the contractor processed coal is sold on the steam market. Rocklick has the capability to transport coal on both the CSX and the Norfolk Southern railroads. All hourly employees at the company-owned and operated facilities are represented by the UMWA. Metallurgical coal is produced from the Eagle seam, with average thickness of three feet if only the lower split is mined, or 5 feet if both seam splits are mined. Steam coal is produced from the Winifrede seam, with average thickness of four feet, or surface mined from the Kittanning, Stockton, Clarion and Coalburg seams, with an 18-to-1 average overburden to coal ratio. In 2006, Harris transitioned to the James Creek reserves, allowing it to access additional metallurgical coal. Patriot is developing the new Black Oak mine as it nears the end of the James Creek reserves.

Wells

The Wells preparation plant is located in southern West Virginia and is sourced by one company-operated mine, Rivers Edge, and multiple contractor-operated mines. Coal is produced utilizing continuous mining methods. All coal is currently sold on the metallurgical market and is transported by the CSX railroad. Steam coal can also be produced and processed at this operation. All hourly employees at the company-owned and operated facilities are represented by the UMWA. Rivers Edge mine produces coal from the Powellton seam, with average thickness of three feet. Coal is produced from the newly developed Black Stallion contract mine in the Eagle seam, with average thickness of five feet. Contract mines produce coal from the No. 2 Gas and Dorothy seams, both with average thickness of four feet.

Kanawha Eagle

The Kanawha Eagle operation is located in southern West Virginia. The Kanawha Eagle preparation plant is sourced by two company-owned mines utilizing continuous mining methods. Processed coal is sold on both metallurgical and steam markets and is transported via the CSX railroad and via barge on the Kanawha River. Coal is produced from the Coalburg seam, with average thickness of six feet, and the Eagle seam, with average thickness of four feet. The labor force is contracted through a third party and is not represented by a union.

Federal

The Federal preparation plant is located in northern West Virginia and is sourced by one company-operated mine, Federal No. 2, utilizing longwall and continuous mining methods. All coal is sold on the high-Btu steam market and is transported via the CSX and Norfolk Southern railroads. All hourly employees are represented by the UMWA. Coal is produced from the Pittsburgh seam, with average thickness of seven feet.

Illinois Basin

Highland

The Highland preparation plant is located in western Kentucky and is sourced by one company-operated mine, Highland No. 9, utilizing continuous mining methods. All coal is sold on the steam market and is transported via barge on the Ohio River. All hourly employees are represented by the UMWA. Coal is produced from the Kentucky No. 9 seam, with average thickness of five feet.

Bluegrass

The Bluegrass preparation plant is located in western Kentucky and is sourced by two company-operated mines, Freedom and Patriot. Coal at Freedom is produced utilizing underground continuous mining methods, while coal at Patriot is produced utilizing the truck-and-shovel surface mining method. All coal is sold on the steam market and is transported via truck and barge on the Green River. None of the employees are represented by a union. Coal is produced from the Kentucky No. 9 seam, with average thickness of four feet when mined using the underground mining method, with a 15-to-1 overburden to coal ratio when mined by the surface mining method.

Dodge Hill

The Dodge Hill preparation plant is located in western Kentucky and is sourced by one company-operated mine, utilizing continuous mining methods. All coal is sold on the steam market and transported via barge on the Ohio River. None of the employees are represented by a union. Coal is produced from the Kentucky No. 6 seam, with average thickness of four feet.

Coal Reserves

Patriot had an estimated 1.3 billion tons of proven and probable coal reserves as of December 31, 2007 located in Appalachia and the Illinois Basin. Nine percent of Patriot’s proven and probable coal reserves, or just over 110 million tons, are compliance coal and 91% are non-compliance coal. Patriot owns approximately 51% of these reserves and lease property containing the remaining 49%. Compliance coal is defined by Phase II of the Clean Air Act as coal having sulfur dioxide content of 1.2 pounds or less per million Btu. Electricity generators are able to use coal that exceeds these specifications by using emissions reduction technology, using emission allowance credits or blending higher sulfur coal with lower sulfur coal.

Below is a table summarizing the locations and reserves of Patriot’s major operating regions.

	Proven and Probable Reserves as of
	December 31, 2007(1)
Geographic Region	Owned Tons	Leased Tons	Total Tons
	(Tons in millions)

Appalachia	228	358	586
Illinois Basin	410	266	676

Total proven and probable coal reserves	638	624	1,262

(1)	Reserves have been adjusted to take into account recoverability factors in producing a saleable product.

Reserves are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Proven and probable coal reserves are defined by SEC Industry Guide 7 as follows:

•	Proven (Measured) Reserves are reserves for which (a) quantity is computed from dimensions defined by outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so close and the geographic character is so well defined that size, shape, depth and mineral content of coal reserves are well-established.

•	Probable (Indicated) Reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Patriot’s estimates of proven and probable coal reserves are established within these guidelines. Patriot does not include sub-economic coal within these proven and probable reserve estimates. Proven reserves require the coal to lie within one-quarter mile of a valid point of measure or point of observation, such as exploratory drill holes or previously mined areas. Estimates of probable reserves may lay more than one-quarter mile, but less than three-quarters of a mile, from a point of thickness measurement. Estimates within the proven category have the highest degree of assurance, while estimates within the probable category have only a moderate degree of geologic assurance. Further exploration is necessary to place probable reserves into the proven reserve category. Patriot’s active properties generally have a much higher degree of reliability because of increased drilling density.

Reserve estimates as of December 31, 2007 were prepared by Patriot’s Director of Geology, a certified Geologist, by updating the December 31, 2006 estimates provided by Peabody and an outside consultant. Select reserve areas were subsequently evaluated by Alpha Engineering Services, Inc., an outside engineering consultant and updated to reflect increased ownership and additional available drilling information.

Estimates of Patriot’s coal reserves are periodically reviewed by independent mining and geological consultants. The most recent of these reviews by John T. Boyd Company, which was completed in January 2007, included a review of the procedures used to prepare Patriot’s internal estimates, verification of the accuracy of selected property reserve estimates and retabulation of reserve groups according to standard classifications of reliability. The study and subsequent work that was performed confirmed that Patriot had approximately 1.3 billion tons of proven and probable reserves as of December 31, 2007.

Patriot’s reserve estimates are predicated on information obtained from an ongoing drilling program, which totals more than 11,000 individual drill holes. Patriot compiles data from individual drill holes in a computerized drill-hole database from which the depth, thickness and, where core drilling is used, the quality of the coal are determined. The density of the drill pattern determines whether the reserves will be classified as proven or probable. The reserve estimates are then input into a computerized land management system, which overlays the geological data with data on ownership or control of the mineral and surface interests to determine the extent of Patriot’s proven and probable coal reserves in a given area. The land management system contains reserve information, including the quantity and quality (where available) of coal reserves as well as production rates, surface ownership, lease payments and other information relating to Patriot’s coal reserves and land holdings. Patriot periodically updates its reserve estimates to reflect production of coal from the reserves and new drilling or other data received. Accordingly, reserve estimates will change from time to time to reflect mining activities, analysis of new engineering and geological data, changes in reserve holdings, modification of mining methods and other factors.

Patriot’s estimate of the economic recoverability of its proven and probable coal reserves is based upon a comparison of unassigned reserves to assigned reserves currently in production in the same geologic setting to determine an estimated mining cost. These estimated mining costs are compared to existing market prices for the quality of coal expected to be mined, taking into consideration typical contractual sales agreements for the region and product. Where possible, Patriot also reviews production by competitors in similar mining areas. Only coal reserves expected to be mined economically are included in Patriot’s reserve estimates. Finally, Patriot’s coal reserve estimates include reductions for recoverability factors to estimate a saleable product.

With respect to the accuracy of Patriot’s reserve estimates, historical experience is that recovered reserves are within plus or minus 10% of Patriot’s proven and probable estimates, on average. Patriot’s probable estimates are generally within the same statistical degree of accuracy when the necessary drilling is completed to move reserves from the probable to the proven classification. The expected degree of variance from reserve estimate to tons produced is lower in the Illinois Basin due to the continuity of the coal seams as confirmed by the mining history. Appalachia has a higher degree of risk due to the mountainous nature of the topography which makes exploration drilling more difficult. Patriot’s recovered reserves in Appalachia are less predictable and may vary by an additional one to two percent above the threshold discussed above.

Private coal leases normally have terms of between 10 and 20 years and usually give Patriot the right to renew the lease for a stated period or to maintain the lease in force until the exhaustion of mineable and merchantable coal contained on the relevant site. These private leases provide for royalties to be paid to the lessor either as a fixed amount per ton or as a percentage of the sales price. Many leases also require payment of a lease bonus or minimum royalty, payable either at the time of execution of the lease or in periodic installments.

The terms of Patriot’s private leases are normally extended by active production on or near the end of the lease term. Leases containing undeveloped reserves may expire or these leases may be renewed periodically. With a portfolio of approximately 1.3 billion tons, Patriot believes that it has sufficient reserves to replace capacity from depleting mines for an extensive period of time and that its significant base of proven and probable coal reserves is one of its strengths. Patriot believes that the current level of production at its major mines is sustainable for the foreseeable future.

Consistent with industry practice, Patriot conducts only limited investigation of title to its coal properties prior to leasing. Title to lands and reserves of the lessors or grantors and the boundaries of Patriot’s leased properties are not completely verified until Patriot prepares to mine those reserves.

The following chart provides a summary, by geographic region and mining complex, of production for the years ended December 31, 2007, 2006 and 2005, tonnage of coal reserves that is assigned to Patriot’s operating mines, property interest in those reserves and other characteristics of the facilities:

PRODUCTION AND ASSIGNED RESERVES(1)

	Production				Sulfur Content(2)				As of December 31, 2007
						>1.2 to
					≤1.2 lbs.	2.5 lbs.
					Sulfur	Sulfur	>2.5 lbs.		Assigned
	Year	Year	Year		Dioxide	Dioxide	Sulfur	As	Proven
	Ended	Ended	Ended		per	per	Dioxide	Received	and
Geographic Region/	Dec 31,	Dec 31,	Dec 31,	Type	Million	Million	per	Btu per	Probable				Under-
Mining Complex	2007	2006	2005	of Coal	Btu	Btu	Million Btu	Pound(3)	Reserves	Owned	Leased	Surface	Ground
	(Tons in millions)

Appalachia:
Federal	4.0	4.6	4.1	Steam	—	—	59	13,400	59	39	20	—	59
Big Mountain	1.6	2.0	1.9	Steam/Met	4	33	—	12,300	37	—	37	—	37
Kanawha Eagle	2.1	1.9	—	Steam/Met	43	27	27	13,100	98	—	98	—	98
Rocklick	3.1	3.8	4.6	Steam/Met	5	32	3	12,900	39	—	39	9	30
Wells	3.2	2.3	2.6	Steam	16	34	—	13,500	50	—	50	—	50

Total	14.0	14.6	13.2		68	126	89		283	39	244	9	274
Illinois Basin:
Highland	3.9	3.7	3.8	Steam	—	—	80	11,400	80	29	51	—	80
Dodge Hill	1.1	1.1	1.2	Steam	—	—	15	12,600	15	1	14	—	15
Bluegrass(4)	2.5	3.9	4.2	Steam	—	—	36	10,900	36	—	36	2	34

Total	7.5	8.7	9.2		—	—	131		131	30	101	2	129

Total	21.5	23.3	22.4		68	126	220		414	69	345	11	403

The following chart provides a summary of the amount of Patriot’s proven and probable coal reserves in each U.S. state, the predominant type of coal mined in the applicable location, Patriot’s property interest in the reserves and other characteristics of the facilities.

ASSIGNED AND UNASSIGNED PROVEN AND PROBABLE COAL RESERVES(1)
AS OF DECEMBER 31, 2007

	Total Tons						Sulfur Content(2)				Reserve Control		Mining Method
							≤1.2 lbs.	>1.2 to	>2.5 lbs.
							Sulfur	2.5 lbs.	Sulfur
			Proven				Dioxide	Sulfur Dioxide	Dioxide	As
			and			Type	per	per	per	Received
		Un-	Probable			of	Million	Million	Million	BTU per				Under-
Coal Seam Location	Assigned	Assigned	Reserves	Proven	Probable	Coal	Btu	Btu	Btu	Pound(3)	Owned	Leased	Surface	Ground
	(Tons in millions)

Appalachia:
Ohio	—	26	26	19	7	Steam/Met	—	—	26	11,300	26	—	—	26
West Virginia	283	277	560	346	214	Steam	107	234	219	13,000	202	358	13	547

Total	283	303	586	365	221		107	234	245		228	358	13	573
Illinois Basin:
Illinois	—	265	265	112	153	Steam	3	14	248	11,100	263	2	1	264
Kentucky	131	280	411	214	197	Steam	—	—	411	11,200	147	264	32	379

Total	131	545	676	326	350		3	14	659		410	266	33	643

Total Proven and probable	414	848	1,262	691	571		110	248	904		638	624	46	1,216

(1)	Assigned reserves represent recoverable coal reserves that Patriot has committed to mine at locations operating as of December 31, 2007. Unassigned reserves represent coal at suspended locations and coal that has not been committed. These reserves would require new mine development, mining equipment or plant facilities before operations could begin on the property.

(2)	Compliance coal is defined by Phase II of the Clean Air Act as coal having sulfur dioxide content of 1.2 pounds or less per million Btu. Non-compliance coal is defined as coal having sulfur dioxide content in excess of this standard. Electricity generators are able to use coal that exceeds these specifications by using emissions reduction technology, using emissions allowance credits or blending higher sulfur coal with lower sulfur coal.

(3)	As-received Btu per pound includes the weight of moisture in the coal on an as sold basis. The average moisture content used in the determination of as received Btu in Appalachia was 7%. The moisture content used in the determination of as received Btu in Illinois Basin ranged from 9% to 14%.

(4)	Includes Big Run, which was sold in the first half of 2007.

Customers and Backlog

Prior to the spin-off, coal produced by Patriot’s operations was primarily sold to various Peabody subsidiaries pursuant to intercompany agreements. These Peabody subsidiaries then marketed and sold the coal to utilities and other customers pursuant to their own coal supply agreements.

Since the spin-off, Patriot’s own sales and marketing team enters into coal supply agreements with current and future customers. Patriot continues to supply coal to Peabody’s subsidiaries under contracts that existed at the date of the spin-off and certain of these contracts have terms into 2012.

As of February 29, 2008, Patriot had a sales backlog of 59.4 million tons of coal, including backlog subject to price reopener and/or extension provisions, and its coal supply agreements have remaining terms up to 5 years and an average volume-weighted remaining term of approximately 2.2 years.

	Commitments as of February 29, 2008
				2011 and
Fiscal Year:	2008	2009	2010	Later	Total

Tons (millions)	23.5	16.7	9.0	10.2	59.4

These commitments represent approximately 94%, 67% and 36% of Patriot’s estimated production for 2008, 2009 and 2010, respectively.

In 2007, approximately 83% of Patriot’s coal sales were under long-term (one year or greater) contracts. Also in 2007, Patriot’s coal was sold to over 70 electricity generating and industrial plants in eight countries, including the United States. Patriot’s primary customer base is in the United States.

Patriot expects to continue selling a significant portion of its coal under supply agreements with terms of one year or longer. Patriot’s approach is to selectively renew, or enter into new, coal supply contracts when it can do so at prices it believes are favorable. Through the pre-existing customer relationships held by various Peabody subsidiaries, as of December 31, 2007, approximately 66% and 36% of Patriot’s projected 2008 and 2009 total production, respectively, was committed under contracts, and Patriot had approximately 40% and 10% of its projected metallurgical coal production in 2008 and 2009, respectively, committed under contracts with Peabody.

Typically, customers enter into coal supply agreements to secure reliable sources of coal at predictable prices, while Patriot seeks stable sources of revenue to support the investments required to open, expand and maintain or improve productivity at the mines needed to supply these contracts. The terms of coal supply agreements result from competitive bidding and extensive negotiations with customers. Consequently, the terms of these contracts vary significantly in many respects, including price adjustment features, price reopener terms, coal quality requirements, quantity parameters, permitted sources of supply, treatment of environmental constraints, extension options, force majeure, and termination and assignment provisions.

Each contract sets a base price. Some contracts provide for a predetermined adjustment to base price at times specified in the agreement. Base prices may also be adjusted quarterly, annually or at other periodic intervals for changes in production costs and/or changes due to inflation or deflation. Changes in production costs may be measured by defined formulas that may include actual cost experience at the mine as part of the formula. The inflation/deflation adjustments are measured by public indices, the most common of which is the implicit price deflator for the gross domestic product as published by the U.S. Department of Commerce. In most cases, the components of the base price represented by taxes, fees and royalties which are based on a percentage of the selling price are also adjusted for any changes in the base price and passed through to the customer.

Most contracts contain provisions to adjust the base price due to new statutes, ordinances or regulations that impact Patriot’s cost of performance of the agreement. Additionally, some contracts contain provisions that allow for the recovery of costs impacted by modifications or changes in the interpretation or application of existing statutes or regulations. Some agreements provide that if the parties fail to agree on a price adjustment caused by cost increases due to changes in applicable laws and regulations, either party may terminate the agreement.

Price reopener provisions are present in some of Patriot’s multi-year coal contracts. These provisions may allow either party to commence a renegotiation of the contract price at various intervals. In a limited number of agreements, if the parties do not agree on a new price, the purchaser or seller has an option to terminate the contract. Under some contracts, Patriot has the right to match lower prices offered to its customers by other suppliers.

Quality and volumes for the coal are stipulated in coal supply agreements, and in some limited instances buyers have the option to vary annual or monthly volumes if necessary. Variations to the quality and volumes of coal may lead to adjustments in the contract price. Most coal supply agreements contain provisions requiring Patriot to deliver coal within certain ranges for specific coal characteristics such as heat content (Btu), sulfur and ash content, grindability and ash fusion temperature. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or termination of the contracts. Coal supply agreements typically stipulate procedures for quality control, sampling and weighing.

Contract provisions in some cases set out mechanisms for temporary reductions or delays in coal volumes in the event of a force majeure, including events such as strikes, adverse mining conditions or serious transportation problems that affect the seller or unanticipated plant outages that may affect the buyer. More recent contracts stipulate that this tonnage can be made up by mutual agreement. Buyers often negotiate similar clauses covering changes in environmental laws. Patriot often negotiates the right to supply coal that complies with a new environmental requirement to avoid contract termination. Coal supply agreements typically contain termination clauses if either party fails to comply with the terms and conditions of the contract, although most termination provisions provide the opportunity to cure defaults.

In some of its contracts, Patriot has a right of substitution, allowing it to provide coal from different mines, including third-party production, as long as the replacement coal meets the contracted quality specifications and will be sold at the same delivered cost.

Sales and Marketing

Patriot sells coal produced by its operations and third-party producers. Its sales and marketing group includes personnel dedicated to performing sales functions, market research, contract administration, credit/risk management activities and transportation and distribution functions.

Transportation

Coal consumed domestically is typically sold at the mine, and transportation costs are borne by the purchaser. Export coal is usually sold at the loading port, with purchasers paying ocean freight. Producers usually pay shipping costs from the mine to the port, including any vessel demurrage costs associated with delayed loadings.

In 2007, Patriot shipped approximately 61% of its 22.1 million tons sold by rail, 35% by barge and 4% by truck. Patriot’s transportation staff manages the loading of coal via these transportation modes.

Suppliers

The main types of goods Patriot purchases are mining equipment and replacement parts, steel-related (including roof control) products, belting products and lubricants. Although Patriot has many long, well-

established relationships with its key suppliers, it does not believe that it is dependent on any of its individual suppliers other than for purchases of certain underground mining equipment. The supplier base providing mining materials has been relatively consistent in recent years, although there has been some consolidation. Purchases of certain underground mining equipment are concentrated with one principle supplier; however, supplier competition continues to develop.

Technical Innovation

Patriot continues to place great emphasis on the application of technical innovation to improve new and existing equipment performance, which leads to enhanced productivity, safety improvements and cost control measures. This research and development effort is typically undertaken and funded by equipment manufacturers using Patriot’s input and expertise. Patriot’s engineering, maintenance and purchasing personnel work together with manufacturers to design and produce equipment that it believes will add value to its operations.

Patriot has successfully implemented this strategy in the past through a number of key initiatives. For example, it was the first company to introduce underground diesel equipment in West Virginia. Patriot also was instrumental in developing state-of-the-art continuous coal haulage equipment, now in use at one of its western Kentucky mines. Patriot operate two longwall systems which efficiently mine certain of its larger, contiguous reserves. In addition, Patriot operate coal preparation plants capable of producing a wide range of products to meet specific customer demands.

World-class maintenance standards based on condition-based maintenance practices are being implemented at all operations. Using these techniques allows Patriot to increase equipment utilization and reduce capital spending by extending the equipment life, while minimizing the risk of premature failures. Benefits from sophisticated lubrication analysis and quality-control include lower lubrication consumption, optimum equipment performance and extended component life.

Patriot uses advanced coal quality analyzers to allow continuous analysis of certain coal quality parameters, such as sulfur content. Their use helps ensure consistent product quality and helps customers meet stringent air emission requirements.

Competition

The United States coal industry is highly competitive, both within each region and on a national basis. Coal production in Appalachia and the Illinois Basin totaled 472 million tons in 2007, with the largest five producers (Consol Energy, Massey Energy, Peabody (excluding Patriot’s operations), Alpha Natural Resources and Alliance Resource Partners) accounting for 40% of production. In addition, coal from the western United States and imported coal is used by utility customers in the eastern United States.

A number of factors beyond Patriot’s control affect the markets in which Patriot sells its coal. Continued demand for Patriot’s coal and the prices obtained by Patriot depend primarily on the coal consumption patterns of the electricity and steel industries in the United States and elsewhere around the world; the availability, location, cost of transportation and price of competing coal; and other electricity generation and fuel supply sources such as natural gas, oil, nuclear and hydroelectric. Coal consumption patterns are affected primarily by the demand for electricity, environmental and other governmental regulations, and technological developments. The most important factors on which Patriot competes are delivered price (i.e., including transportation costs, which are paid by its utility customers), coal quality characteristics and reliability of supply.

Employees & Labor Relations

Relations with Patriot’s employees and, where applicable, organized labor, are important to its success. As of December 31, 2007, Patriot had approximately 2,300 employees. Approximately 61% of Patriot’s employees at its company operations were represented by the UMWA, and these operations generated approximately 49% of its 2007 sales volume. Most of Patriot’s represented employees are employed under a five-year labor agreement expiring December 31, 2011. This contract mirrors the 2007 NBCWA. The approximately 350 represented workers at Patriot’s Highland Mine operate under a contract that will also expire on December 31, 2011. The contract, which was effective October 1, 2007, mirrors the wage increase component of the 2007 NBCWA.

Patriot operates a training center in Appalachia. Due to increasing coal demand, the labor market for skilled miners and other operations and management personnel is tight. Patriot’s training center educates its workforce, particularly its most recent hires, in its rigorous safety standards, the latest in mining techniques and equipment, and serves as a center for dissemination of mining best practices across all of its operations. Patriot’s training efforts are designed with the intent of developing and retaining a world-class workforce.

Certain Liabilities

Patriot has significant long-term liabilities for reclamation (also called asset retirement obligations), work-related injuries and illnesses, pensions and retiree healthcare. In addition, labor contracts with the UMWA and voluntary arrangements with non-union employees include long-term benefits, notably healthcare coverage for retired employees and future retirees and their dependents.

Asset Retirement Obligations

Asset retirement obligations primarily represent the present value of future anticipated costs to restore surface lands to levels equal to or greater than pre-mining conditions, as required by the Surface Mining Control and Reclamation Act of 1977 (SMCRA). Expense (which includes liability accretion and asset amortization) for the years ended December 31, 2007, 2006 and 2005 was $20.1 million, $24.3 million, and $15.6 million, respectively. As of December 31, 2007, Patriot’s asset retirement obligations of $134.4 million included $102.7 million related to locations with active mining operations and $31.7 million related to locations that are closed or inactive.

Workers’ Compensation

These liabilities represent the estimates for compensable, work-related injuries (traumatic claims) and occupational disease, primarily black lung disease (pneumoconiosis) based primarily on actuarial valuations. The Federal Black Lung Benefits Act requires employers to pay black lung awards to former employees who filed claims after June 1973. These liabilities were $216.5 million as of December 31, 2007, $23.8 million of which was a current liability. Expense for the years ended December 31, 2007, 2006 and 2005 was $28.0 million, $32.4 million and $46.8 million, respectively.

Retiree Healthcare

Consistent with Statement of Financial Accounting Standard (SFAS) No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (SFAS No. 106), Patriot records a liability representing the estimated cost of providing retiree healthcare benefits to current retirees and active employees who will retire in the future. Provisions for active employees represent the amount recognized to date, based on their service to date; additional amounts are accrued periodically so that the total estimated liability is accrued when the employee retires.

Patriot’s retiree healthcare liabilities were $554.7 million as of December 31, 2007, of which $27.4 million was a current liability. Expense for the years ended December 31, 2007, 2006 and 2005 was $99.9 million, $87.3 million and $83.4 million, respectively.

In connection with the spin-off, a subsidiary of Peabody assumed certain of Patriot’s pre-spin-off obligations associated with the Coal Act, 2007 NBCWA and certain salaried employee retiree healthcare benefits, assuming a liability totaling $603.4 million at December 31, 2007. Patriot will continue to administer these benefits and certain Patriot subsidiaries will remain jointly and severally liable for the Coal Act obligations, and remain secondarily liable for the 2007 NBCWA obligations and the salaried employee obligations.

The Coal Act provides for the funding of health benefits for certain UMWA retirees. The Coal Act established the Combined Fund into which “signatory operators” and “related persons” are obligated to pay annual premiums for beneficiaries. This multi-employer fund provides healthcare benefits to a closed group of Patriot’s retired former employees who last worked prior to 1976, as well as orphaned beneficiaries of bankrupt companies who were receiving benefits as orphans prior to the 1992 law. No new retirees will be added to this group. The liability is subject to increases or decreases in per capita healthcare costs, offset by the mortality curve in this aging population of beneficiaries. The Coal Act also created a second benefit fund, the 1992 Benefit Plan, for miners who retired between July 21, 1992, and September 30, 1994, and whose former employers are no longer in business. Beneficiaries continue to be added to this fund as employers default in providing their former employees with retiree medical benefits, but the overall exposure for new beneficiaries into this fund is limited to retirees covered under their employer’s plan who retired prior to October 1, 1994. A third fund, the 1993 Benefit Plan, was established through collective bargaining and provides benefits to qualifying former employees (who retired after September 30, 1994) of certain signatory companies who have gone out of business and have defaulted in providing their former employees with retiree medical benefits. Beneficiaries continue to be added to this fund as employers go out of business. The collective bargaining agreement with the UMWA, which specifies the payments to be made to the 1993 Benefit Plan, expires on December 31, 2011.

On December 20, 2006, President Bush signed the Surface Mining Control and Reclamation Act Amendments of 2006 (2006 Act). Prior to the enactment of this new law, federal statutes required certain of Patriot’s subsidiaries to make contributions to the United Mine Workers of America Combined Fund (Combined Fund) and the 1992 Benefit Plan for costs of “orphans” who are retirees and their dependents of bankrupt companies that defaulted in providing their healthcare benefits. Under the 2006 Act, these orphan benefits will be the responsibility of the federal government on a phased-in basis. The legislation authorizes $490 million per year in general fund revenues to pay for these and other benefits under the bill. In addition, future interest from the federal Abandoned Mine Land (AML) trust fund and previous unused interest from the AML trust fund will be available to offset orphan retiree healthcare costs. Under current projections from the health funds, these available resources are sufficient to cover all anticipated costs of orphan retirees. These amounts are also in addition to any amounts that may be appropriated by Congress at its discretion. The legislation also reduces AML fees currently paid by Patriot on coal production. Beginning in October 2007, those fees will be reduced by ten percent from current levels for five years, and then 20% from current levels for ten years, at which point the authority to collect fees will expire.

The 2006 Act specifically amended the federal laws establishing the Combined Fund, the 1992 Benefit Plan and the 1993 Benefit Plan. The 2006 Act provides new and additional funding to all three programs, subject to the limitations described below. The 2006 Act guarantees full funding of all beneficiaries in the Combined Fund by supplementing the annual transfers of interest earned on the AML trust fund. The 2006 Act further provides funding for the annual orphan health costs under the 1992 Benefit Plan on a phased-in basis: 25%, 50% and 75% in the years 2008, 2009 and 2010, respectively. Thereafter, federal funding will pay for 100% of the orphan health costs. The coal producers that signed the 1988 labor agreement, including some of Patriot’s subsidiaries, remain responsible for the costs of the 1992 Benefit Plan in 2007. The 2006 Act also included the 1993 Benefit Plan as one of the statutory funds and authorizes the trustees of the 1993 Benefit Plan to determine the contribution rates through 2010 for pre-2007 beneficiaries. During calendar years 2008 through 2010, federal funding will pay a portion of the 1993 Benefit Plan’s annual health costs on a phased-in basis: 25%, 50% and 75% in the years 2008, 2009 and 2010, respectively. The 1993 Benefit Plan trustees have set a $1.77 per hour statutory contribution rate for 2008. Under the 2006 Act, these new and additional federal expenditures to the Combined Fund, 1992 Benefit Plan, 1993 Benefit Plan and certain Abandoned Mine Land payments to the states and Indian tribes are collectively limited by an aggregate annual cap of $490 million as described above. To the extent that (i) the annual funding of the programs exceeds this amount (plus the amount of interest from the AML trust fund paid with respect to the Combined Benefit Fund), and (ii) Congress does not allocate additional funds to cover the shortfall, contributing employers and affiliates, including some of Patriot’s subsidiaries, would be responsible for the additional costs. Those of Patriot’s subsidiaries that have agreed to the 2007 NBCWA will pay $0.50 per hour worked to the 1993 Benefit Plan to provide benefits for post 2006 beneficiaries. To the extent the $0.50 per hour payment exceeds the amount needed for this purpose, the difference will be credited against the $1.77 per hour statutory payment.

Obligations to the Combined Fund were $36.3 million as of December 31, 2007, $5.2 million of which was a current liability. Expenses for the years ended December 31, 2007, 2006 and 2005 were $2.9 million, $2.5 million and $0.9 million, respectively. Cash payments to the Combined Fund were $5.5 million, $8.3 million and $4.0 million for 2007, 2006 and 2005, respectively. The 1992 Benefit Fund and the 1993 Benefit Fund are expensed as payments are made and no liability was recorded other than amounts due and unpaid. Expense related to these funds was $15.9 million, $6.9 million and $4.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Regulatory Matters

Federal and state authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, the protection of the environment, plants and wildlife, the reclamation and restoration of mining properties after mining has been completed, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. In addition, the industry is affected by significant legislation mandating certain benefits for current and retired coal miners. Patriot has in the past, and will in the future, be required to incur significant costs to comply with these laws and regulations.

Future legislation and regulations are expected to become increasingly restrictive, and there may be more rigorous enforcement of existing and future laws and regulations. Depending on the development of future laws and regulations, Patriot may experience substantial increases in equipment and operating costs and may experience delays, interruptions or termination of operations.

Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal fines or penalties, the acceleration of cleanup and site restoration costs, the issuance of injunctions to limit or cease operations and the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from Patriot’s operations.

Mine Safety and Health

Patriot’s goal is to achieve excellent safety and health performance. Patriot measures its progress in this area primarily through the use of accident frequency rates. Patriot believes that it is its responsibility to its employees to provide a superior safety and health environment. Patriot seeks to implement this goal by: training employees in safe work practices; openly communicating with employees; establishing, following and improving safety standards; involving employees in the establishment of safety standards; and recording, reporting and investigating all accidents, incidents and losses to avoid reoccurrence. Patriot utilizes best practices in emergency preparedness, which includes maintaining multiple mine rescue teams. A portion of the annual performance incentives for Patriot’s mining personnel is tied to their safety record.

Patriot’s approach to safety has resulted in a steady decline in incidence numbers and their severity rates, with 2007 being the safest year in the history of these operations. Patriot received two Mountaineer Guardian Awards for safety in 2007. Patriot’s training center educates its employees in safety best practices and reinforces its company-wide belief that productivity and profitability follow when safety is a cornerstone of all of its operations.

Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 (MSHA) significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. Congress enacted The Mine Improvement and New Emergency Response Act of 2006 (The Miner Act) as a result of an increase in fatal accidents primarily at U.S. underground mines in 2006. Among the new requirements, each miner must have at least two, one-hour Self Contained Self Rescue (SCSR) devices for their use in the event of an emergency (each miner had at least one SCSR device prior to The Miner Act) and additional caches of rescuers in the escape routes leading to the surface. Patriot’s evacuation training programs have been expanded to include more comprehensive training with the SCSR devices and frequent escape drills, as well as mine-wide simulated disaster training. The Miner Act also requires installation of two-way communications systems that allow communication between rescue workers and trapped miners following an accident as mine operators must have the ability to locate each miner’s last known position immediately before and after a disaster occurs. Patriot’s underground mines currently track and communicate with miners via existing mine communications telephone systems. Patriot is in the process of ordering new wireless tracking and communication devices and providing two mine rescue teams located within one hour of each mine by ground. Rescue chambers have been ordered for all of Patriot’s underground mines and the manufacturers are beginning to ship them. Compliance with the new regulation will result in additional expense. Furthermore, Congress is currently considering legislation known as the S-MINER Act which, if passed, may have an adverse effect on Patriot’s operating costs. This legislation may require certain additional safety measures, including changes in mine seals, ventilation systems and conveyer belts, and may also increase the maximum assessed penalty amounts currently authorized and penalty payment obligations.

The states in which Patriot operates have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of U.S. industry. As a result of a recent increase in U.S. fatal accidents primarily at underground mines, several states including West Virginia and Kentucky have adopted new safety regulations. In addition, regulatory authorities under the MSHA have passed numerous emergency regulations including emergency notification and response plans, increased fines for violations and added mine rescue coverage requirements. While these changes have had a significant effect on Patriot’s operating costs, Patriot’s U.S. competitors with underground mines are subject to the same degree of regulation.

Black Lung

In the United States, under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each U.S. coal mine operator must pay federal black lung benefits and medical expenses to claimants who are current and former employees and last worked for the operator after July 1, 1973. Coal mine operators must also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. Historically, less than 7% of the miners currently seeking federal black lung benefits are awarded these benefits. The trust fund is funded by an excise tax on U.S. production of up to $1.10 per ton for coal from underground mines and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price.

Environmental Laws

Patriot is subject to various federal and state environmental laws and regulations that impose significant requirements on its operations. The cost of complying with current and future environmental laws and regulations and Patriot’s liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect Patriot’s business, results of operations or financial condition. In addition, environmental laws and regulations particularly relating to air emissions can reduce the demand for coal. Significant public opposition has been raised with respect to the proposed construction of certain new coal-fired electricity generating plants due to the potential air emissions that would result. Such regulation and opposition could reduce the demand for coal.

Numerous federal and state governmental permits and approvals are required for mining operations. When Patriot applies for these permits or approvals, it may be required to prepare and present to federal or state authorities data pertaining to the effect or impact that a proposed exploration for or production or processing of coal may have on the environment. Compliance with these requirements could prove costly and time-consuming and could delay commencing or continuing exploration or production operations. A failure to obtain or comply with permits could result in significant fines and penalties and could adversely effect the issuance of other permits for which Patriot or a related entity may apply.

Certain key environmental issues, laws and regulations facing Patriot are described further below.

Surface Mining Control and Reclamation Act

The Surface Mining Control and Reclamation Act (SMCRA), which is administered by the Office of Surface Mining Reclamation and Enforcement (OSM), establishes mining, environmental protection and reclamation standards for all aspects of U.S. surface mining as well as many aspects of underground mining. Mine operators must obtain SMCRA permits and permit renewals for mining operations from the OSM. Where state regulatory agencies have adopted federal mining programs under the act, the state becomes the regulatory authority. States in which Patriot has active mining operations have achieved primary control of enforcement through federal authorization.

SMCRA permit provisions include requirements for coal prospecting; mine plan development; topsoil removal, storage and replacement; selective handling of overburden materials; mine pit backfilling and grading; protection of the hydrologic balance; subsidence control for underground mines; surface drainage control; mine drainage and mine discharge control and treatment; and revegetation.

The U.S. mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mining environmental condition of the permit area. Patriot develops mine and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mine and reclamation plan incorporates the provisions of SMCRA, the state programs and the complementary environmental programs that impact coal mining. Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land and documents required of the OSM’s Applicant Violator System, including the mining and compliance history of officers, directors and principal stockholders of the applicant.

Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness and technical review. Public notice of the proposed permit is given for a comment period before a permit can be issued. Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine and often take six months to two years to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has the right to comment on and otherwise engage in the permitting process, including public hearings and through intervention in the courts.

SMCRA stipulates compliance with many other major environmental programs. These programs include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (RCRA), the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and employee right-to-know provisions. Besides OSM, other Federal regulatory agencies are involved in monitoring or permitting specific aspects of mining operations. The U.S. Environment Protection Agency (EPA) is the lead agency for states with no authorized programs under the Clean Water Act, RCRA and CERCLA. The U.S. Army Corps of Engineers regulates activities affecting navigable waters and the U.S. Bureau of Alcohol, Tobacco and Firearms regulates the use of explosive blasting.

Patriot does not believe there are currently any substantial matters that pose a serious risk to maintaining its existing mining permits or that significantly hinder its ability to acquire future mining permits. However, Patriot cannot be sure that it will not experience delays or other difficulties in obtaining mining permits in the future.

Mine Closure Costs

Various federal and state laws and regulations, including SMCRA, require Patriot to obtain surety bonds or other forms of financial security to secure payment of certain long-term obligations, including mine closure or reclamation costs, federal and state workers’ compensation costs and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis. Surety bond costs have increased in recent years. As of December 31, 2007, Patriot had outstanding surety bonds and letters of credit aggregating $362.6 million, of which $146.0 million was for post-mining reclamation, $183.8 million related to workers’ compensation obligations, $16.9 million was for coal lease obligations and $15.9 million was for other obligations (including collateral for surety companies and bank guarantees, road maintenance and performance guarantees). Changes in these laws and regulations could require Patriot to obtain additional surety bonds or other forms of financial assurance.

The AML Fund, which is part of SMCRA, requires a fee on all coal produced in the U.S. The proceeds are used to rehabilitate lands mined and left unreclaimed prior to August 3, 1977 and to pay healthcare benefit costs of orphan beneficiaries of the Combined Fund. The fee was $0.35 per ton for surface-mined coal and $0.15 per ton for underground-mined coal through September 30, 2007. Pursuant to the 2006 Act, from October 1, 2007 through September 30, 2012, the fee is $0.315 per ton for surface-mined coal and $0.135 per ton for underground-mined coal. From October 1, 2012 through September 30, 2021, the fee will be $0.28 per ton for surface-mined coal and $0.12 per ton for underground-mined coal.

Clean Air Act

The Clean Air Act and the corresponding state laws that regulate the emissions of materials into the air affect U.S. coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to particulate matter. The Clean Air Act indirectly affects the coal industry by extensively regulating the air emissions of sulfur dioxide, nitrogen oxide, mercury and other compounds emitted by coal-based electricity generating plants, and state or federal regulation is likely to be imposed in the future on the emission of carbon dioxide and possibly other greenhouse gasses. In recent years Congress has also considered legislation that would require increased reductions in emissions of sulfur dioxide, nitrogen oxide and mercury. Existing and new legislation may lead to some electricity generating customers switching to other sources of fuel whose use would result in lower levels of regulated emissions.

Clean Air Act requirements that may directly or indirectly affect Patriot’s operations include the following:

Acid Rain

Title IV of the Clean Air Act regulates sulfur dioxide emissions by all coal-fired power plants generating greater than 25 Megawatts. The affected electricity generators have sought to meet these requirements by, among other compliance methods, switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing sulfur dioxide emission allowances. Title IV also requires that certain categories of electric generating stations install certain types of nitrogen oxide controls. Major changes in Title IV were recently promulgated in the Clean Air Interstate Rule (CAIR). Patriot cannot predict the effect of these provisions of the Clean Air Act on it in future years.

Clean Air Interstate Rule (CAIR)

The EPA promulgated CAIR in March 2005. CAIR requires reduction of sulfur dioxide and nitrogen oxide emissions from electricity generating plants in 28 states and the District of Columbia. Substantial reductions in such emissions were already made in 1995 and 2000 under requirements of Title IV of the Clean Air Act. Once fully implemented over two rounds in 2009-2010 and 2015, CAIR is projected to reduce sulfur dioxide emissions from power plants by approximately 73% and nitrogen oxide emissions by approximately 61% from 2003 levels. The stringency of the emissions cap may require many coal-fired power sources to install additional pollution control equipment, such as wet scrubbers, to comply. The increased capability of such equipment to remove sulfur dioxide emissions could cause customers to substitute high sulfur coal for low sulfur coal. This rule is subject to legal challenges, making its impact difficult to assess.

Clean Air Mercury Rule (CAMR)

The EPA also promulgated CAMR in March 2005. CAMR permanently caps and reduces nationwide mercury emissions from coal-fired power plants. The rule established standards limiting mercury emissions from new and existing coal-fired power plants and created a model, market-based cap-and-trade program to reduce nationwide utility emissions of mercury in two distinct phases. CAMR was vacated on February 8, 2008 by the US Court of Appeals for the D.C. Circuit, thereby requiring the EPA to promulgate a new mercury emissions rule which presumably will not include a cap-and-trade program. It is unclear whether certain states will continue to enforce their former CAMR standards in the interim before a more stringent federal rule is promulgated. Stricter limitations on mercury emissions from power plants may adversely affect the demand for coal.

National Ambient Air Quality Standards

The Clean Air Act requires the EPA to set National Ambient Air Quality Standards (NAAQS) for pollutants considered harmful to public health and the environment. Areas not in attainment of these standards must take steps to reduce emission levels. In September 2006, the EPA revised and updated the particulate matter standards. The EPA also recently proposed a range of reductions to the existing ozone NAAQS. As a result some states will likely be required to change their existing state implementation plans (SIPs) to attain and maintain compliance with the updated NAAQS. Patriot’s mining operations and electricity generating customers are likely to be directly affected when the revisions to the air quality standards are implemented by the states. Such implementation could also restrict Patriot’s ability to develop new mines or require it to modify its existing operations. In addition to the SIP process, the Clean Air Act allows states to assert claims against sources in other “upwind” states alleging that emission sources, including coal-fired power plants in the upwind states, are preventing the “downwind” states from attaining a NAAQS. All these actions could result in additional control requirements for coal-fired power plants and Patriot is unable to predict the effect on coal production.

New Source Review Regulations

Several years ago, the EPA commenced an investigation of the fossil fuel-fired electric power generation industry to determine compliance with environmental requirements under the Clean Air Act associated with repairs, maintenance, modifications and operational changes made to facilities over the years. Following this investigation, the Justice Department, on behalf of the EPA, filed a number of lawsuits alleging that certain electricity generators violated the new source review (NSR) provisions of the Clean Air Act. Some electricity generators announced settlements with the Justice Department requiring the installation of additional control equipment on selected generating units. If the remaining electricity generators that are parties to this litigation are found to be in violation of the NSR provisions, they could be subject to civil penalties and could be required to install the required control equipment or cease operations. In April 2007, the U.S. Supreme Court ruled, in Environmental Defense v. Duke Energy Corp., against a generator in an enforcement proceeding, reversing the decision of the appellate court. This decision could potentially expose numerous electricity generators to government or citizen actions based on failure to obtain NSR permits for changes to emissions sources and effectively increase the costs to them of continuing to use coal. Patriot’s customers are among the electricity generators subject to enforcement actions and, if found not to be in compliance, its customers could be required to install additional control equipment at the affected plants or they could decide to close some or all of those plants. If Patriot’s customers decide to install additional pollution control equipment at the affected plants, Patriot believes it will have the ability to supply coal from either of the regions in which it operates to meet any new coal requirements.

Regional Haze

The EPA published the final regional haze rule on July 1, 1999. This rule established planning and emissions reduction timelines for states to use to improve visibility in national parks throughout the United States. On June 22, 2001, the EPA signed a proposed rule to guide states in implementing the 1999 rule and in controlling power plant emissions that cause regional haze problems. The proposed rule set guidelines for states in setting Best Alternative Retrofit Technology (BART) at older power plants. On May 5, 2004, the EPA published a proposed rule with new BART provisions and re-proposed the BART guidelines. On June 15, 2005, the EPA finalized amendments to the July 1999 regional haze rule. The EPA determined that states which adopt the CAIR cap and trade program for sulfur dioxide and nitrogen oxide will be allowed to apply CAIR controls as a substitute for those required by BART.

Carbon Dioxide Emissions

The U.S. Supreme Court’s April 2007 ruling in Massachusetts v. EPA, clarified that the EPA does have the authority to regulate carbon dioxide emissions as a “pollutant” under the Clean Air Act insofar as motor vehicles are concerned. In addition, the Court remanded the issue to the EPA to justify its action or inaction. As a result of this decision, the EPA may conclude that it must regulate carbon dioxide from motor vehicles as well as from stationary sources. Any such new regulation could adversely affect Patriot’s customers and as a result could adversely affect Patriot’s results of operations.

State Laws

Several states have recently proposed or adopted legislation or regulations further limiting emissions of sulfur dioxide, nitrogen oxide, mercury and carbon dioxide. Limitations imposed by states on emissions of any of these substances could cause Patriot’s customers to switch to other fuels to the extent it becomes economically preferable for them to do so.

Global Climate Change

Global climate change continues to attract considerable public and scientific attention. Widely publicized scientific reports in 2007, such as the Fourth Assessment Report of the Intergovernmental Panel on Climate Change, have also engendered widespread concern about the impacts of human activity, especially fossil fuel combustion, on global climate change. In turn, considerable and increasing government attention in the United States is being paid to global climate change and to reducing greenhouse gas emissions, particularly from coal combustion by power plants. In addition to the potential for the EPA to impose regulations on greenhouse gas emissions as described above, federal and state law-making bodies are considering regulating greenhouse gas emissions. Such legislation is currently pending in Congress, and a growing number of states in the United States have taken or are considering taking steps to regulate greenhouse gas emissions, including by requiring reductions on carbon dioxide emissions from power plants. These legislative efforts, if enacted, would likely have an adverse impact on Patriot’s business. For example, enactment of laws and/or the passage of regulations regarding greenhouse gas emissions, or other actions to limit carbon dioxide emissions, could result in electric generators switching from coal to other fuel sources and thereby reduce the demand for coal. Given the diverse and various approaches of the legislation that has been proposed to date, the extent of this impact is impossible to quantify at this time.

Clean Water Act

National Pollutant Discharge Elimination System (NPDES)

The Clean Water Act (CWA) requires effluent limitations and treatment standards for wastewater discharge through the NPDES program. NPDES permits govern the discharge of pollutants into water and require regular monitoring and reporting and performance standards. States are empowered to develop and enforce “in stream” water quality standards. These standards are subject to change and must be approved by the EPA. Discharges must either meet state water quality standards or be authorized through available regulatory processes such as alternate standards or variances. “In stream” standards vary from state to state. Additionally, through the Clean Water Act Section 401 certification program, states have approval authority over federal permits or licenses that might result in a discharge to their waters. States consider whether the activity will comply with its water quality standards and other applicable requirements in deciding whether or not to certify the activity.

Total Maximum Daily Load (TMDL) regulations established a process by which states designate stream segments as impaired (not meeting present water quality standards). Industrial dischargers, including coal mining operations, may be required to meet new TMDL effluent standards for these stream segments.

States must also conduct an anti-degradation review before approving permits for the discharge of pollutants to waters that have been designated as high quality. A state’s anti-degradation regulations would prohibit the diminution of water quality in these streams. Several environmental groups and individuals recently challenged, in part successfully, West Virginia’s anti-degradation policy. As a result, in general, waters discharged from coal mines to high quality streams in West Virginia will be required to meet or exceed new “high quality” standards. This could cause increases in the costs, time and difficulty associated with obtaining and complying with NPDES permits, and could adversely affect Patriot’s coal production.

Section 404

Section 404 of the Clean Water Act requires mining companies to obtain U.S. Army Corps of Engineers (ACOE) permits to place material in streams for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. ACOE issues two types of permits pursuant to Section 404 of the CWA: general (or “nationwide”) and “individual” permits. Nationwide permits are issued to streamline the permitting process for dredging and filling activities that have minimal adverse environmental impacts. An individual permit typically requires a more comprehensive application process, including public notice and comment, but an individual permit can be issued for ten years (and may be extended thereafter upon application).

Nationwide Permit 21, in particular, has been the subject of many recent court cases, the results of which may increase Patriot’s permitting and operating costs, result in permitting delays, suspend current operations or prevent the opening of new mines. In particular, a July 2004 decision by the Southern District of West Virginia enjoined the Huntington District of the ACOE from issuing further permits pursuant to Nationwide Permit 21. While the decision was vacated by the Fourth Circuit Court of Appeals in November 2005, a similar lawsuit has been filed in federal district court in Kentucky. To date, the judge in this case has not rendered any rulings on the merits. Additionally, individual permits issued pursuant to the Clean Water Act are also subject to court challenge. The OVEC and other environmental groups sued the ACOE in the U.S. District Court for the Southern District of West Virginia, asserting that the ACOE unlawfully issued individual permits to construct mining fills to certain subsidiaries of another coal company. In March 2007, the trial judge revoked the permits issued to each of the companies because the ACOE failed to comply with the requirements of both Section 404 of the Clean Water Act and the National Environmental Policy Act, including preparing environmental impact statements for individual permits. This ruling has been appealed. In the event these or similar lawsuits prove to be successful, obtaining the required mining permits could become more difficult and expensive, which could in turn have an adverse effect on Patriot’s revenues and operations even though Patriot has minimal surface operations.

Resource Conservation and Recovery Act

RCRA established comprehensive requirements for the treatment, storage and disposal of hazardous wastes. Coal mine wastes, such as overburden and coal cleaning wastes, are not considered hazardous waste materials under RCRA. Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and made a determination on whether the wastes should be regulated as hazardous. In a 1993 regulatory determination, the EPA addressed some high volume-low toxicity coal combustion materials generated at electric utility and independent power producing facilities. In May 2000, the EPA concluded that coal combustion materials do not warrant regulation as hazardous under RCRA. The EPA is retaining the hazardous waste exemption for these materials. The EPA is evaluating national non-hazardous waste guidelines for coal combustion materials placed at a mine. National guidelines for mine-fills may affect the cost of ash placement at mines.

Federal and State Superfund Statutes

CERCLA and similar state laws impose liability for investigation and clean-up of contaminated properties and for damages to natural resources. Under CERCLA or similar state laws, strict, joint and several liability may be imposed on waste generators, site owners or operators and others regardless of fault. Thus, coal mines or other sites that Patriot currently owns or has previously owned or operated and sites to which Patriot has sent waste material may be subject to liability under CERCLA and similar state laws.

Toxic Release Reporting

Under the EPA’s Toxic Release Inventory process, companies are required to annually report the use, manufacture or processing of listed toxic materials that exceed defined thresholds, including chemicals used in equipment maintenance, reclamation, water treatment and ash received for mine placement from power generation customers.

Legal Proceedings

From time to time, Patriot and its subsidiaries are involved in legal proceedings, arbitration proceedings and administrative procedures arising in the ordinary course of business. Patriot believes it has recorded adequate reserves for these liabilities and that there is no individual case pending, including the environmental matter described below, that is reasonably likely to have a material adverse effect on Patriot’s financial condition, results of operations or cash flows.

Environmental Claims and Litigation

Patriot is subject to applicable federal, state and local environmental laws and regulations where it conducts operations. Current and past mining operations are primarily covered by SMCRA, the Clean Water Act and the Clean Air Act but also include Superfund, the Superfund Amendments and Reauthorization Act of 1986 and the Resource Conservation and Recovery Act of 1976. Superfund and similar state laws create liability for investigation and remediation in response to releases of hazardous substances in the environment and for damages to natural resources. Under that legislation and many state Superfund statutes, joint and several liability may be imposed on waste generators, site owners and operators and others regardless of fault. These regulations could require Patriot to do some or all of the following: (i) remove or mitigate the effects on the environment at various sites from the disposal or release of certain substances; (ii) perform remediation work at such sites; and (iii) pay damages for loss of use and non-use values.

Patriot’s policy is to accrue environmental cleanup-related costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. The quantification of environmental exposures requires an assessment of many factors, including the nature and extent of contamination, the timing, extent and method of the remedial action, changing laws and regulations, advancements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Patriot also assesses the financial capability and proportional share of costs of other PRPs and, where allegations are based on tentative findings, the reasonableness of its apportionment. Patriot has not anticipated any recoveries from insurance carriers in the estimation of liabilities recorded in its consolidated balance sheets.

Although waste substances generated by coal mining and processing are generally not regarded as hazardous substances for the purposes of Superfund and similar legislation and are generally covered by SMCRA, some products used by coal companies in operations, such as chemicals, and the disposal of these products are governed by the Superfund statute. Thus, coal mines currently or previously owned or operated by Patriot, and sites to which it has sent waste materials, may be subject to liability under Superfund and similar state laws.

One of Patriot’s subsidiaries operated the Eagle No. 2 Mine located near Shawneetown, IL from 1969 until closure of the mine in July of 1993. In 1999, the State of Illinois brought a proceeding before the Illinois Pollution Control Board against Patriot’s subsidiary alleging that groundwater contamination due to leaching from a coal waste pile at the mine site violated state standards. Patriot’s subsidiary has developed a remediation plan with the State of Illinois and is negotiating with the Illinois Attorney General’s office with respect to their claim for a civil penalty of $1.3 million.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

On October 31, 2007, Peabody effected the spin-off of Patriot and its subsidiaries. The spin-off was accomplished through a dividend of all outstanding shares of Patriot Coal Corporation. Patriot’s common stock is listed on the New York Stock Exchange, under the symbol “PCX.” As of [          ], there were [     ] holders of record of Patriot’s common stock.

The high and low sales price for Patriot’s common stock on the New York Stock Exchange for the period from November 1, 2007 to December 31, 2007 was $43.00 and $27.16.

Dividend Policy

Patriot does not anticipate that it will pay cash dividends on its common stock in the near term. The declaration and amount of future dividends, if any, will be determined by Patriot’s Board of Directors and will depend on its financial condition, earnings, capital requirements, financial covenants, regulatory constraints, industry practice and other factors its Board deems relevant.

Stock Performance Graph

The following performance graph compares the cumulative total return on Patriot’s common stock with the cumulative total return of the following indices: (i) the S&P© 600 Stock Index and (ii) the Custom Composite Index comprised of Alpha Natural Resources, Inc., Arch Coal, CONSOL Energy, Inc., Foundation Coal Holding Inc., International Coal Group Inc., James River Coal Co., Massey Energy Company, Peabody Energy Corp. and Westmoreland Coal Company. These indices are included for comparative purposes only and do not necessarily reflect management’s opinion that such indices are an appropriate measure of the relative performance of the stock involved, and are not intended to forecast or be indicative of possible future performance of the common stock.

CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on November 01, 2007 with dividends reinvested

SOURCE:GEORGESON INC.

	1-Nov-07	30-Nov-07	31-Dec-07
Patriot Coal Corp.	$100	$90	$111
S&P© 600	$100	$97	$96
Custom Composite Index (9 Stocks)	$100	$109	$125

In accordance with SEC rules, the information contained in the Stock Performance Graph above, shall not be deemed to be “soliciting material,” or to be “filed” with the SEC or subject to the SEC’s Regulation 14A or 14C, other than as provided under Item 201(e) of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that Patriot specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

As required by Item 201(d) of Regulation S-K, the following table provides information regarding Patriot’s equity compensation plans as of December 31, 2007:

Equity Compensation Plan Information

Number of
Securities
	(a)		Remaining Available
	Number of		for Future Issuance
	Securities to be		Under Equity
	Issued Upon	Weighted-Average	Compensation Plans
	Exercise of	Exercise Price of	(Excluding
	Outstanding	Outstanding	Securities
	Options, Warrants	Options, Warrants	Reflected in Column
Plan Category	and Rights	and Rights	(a))

Equity compensation plans approved by security holders	1,351,302	$37.50	1,248,698
Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	1,351,302	$37.50	1,248,698

Additional Information

Patriot files annual, quarterly and current reports, and its amendments to those reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may access and read Patriot’s SEC filings free of charge through its website, at www.patriotcoal.com, or the SEC’s website, at www.sec.gov. You may read and copy any document Patriot files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF PATRIOT

Overview

Prior to October 31, 2007, Patriot was a subsidiary of Peabody. Effective October 31, 2007, Patriot spun-off from Peabody through the distribution of all of Patriot’s common stock to the stockholders of Peabody as a dividend. Patriot entered into a Separation Agreement with Peabody containing the key provisions relating to the separation of Patriot’s business from Peabody. The Separation Agreement identifies the assets transferred, liabilities assumed and contracts to be assigned to Patriot.

Patriot is a leading producer of coal in the eastern United States, with operations and coal reserves in Appalachia and the Illinois Basin, its operating segments. Patriot is also a leading U.S. producer of metallurgical quality coal. Patriot’s principal business is the mining, preparation and sale of steam coal, sold primarily to electric utilities, as well as the mining of metallurgical coal, sold to coke producers for use in the steelmaking process. In 2007, Patriot sold 22.1 million tons of coal, of which 77% was sold to domestic electric utilities and 23% was sold to domestic and global steel producers. In 2006, Patriot sold 24.3 million tons of coal, of which 77% was sold to domestic electric utilities and 23% was sold to domestic and global steel producers. Patriot typically sells coal to utility and steel-making customers under contracts with terms of one year or more. Approximately 83% and 85% of Patriot’s sales were under such contracts during 2007 and 2006, respectively.

Patriot’s operations consist of ten company-operated mines and numerous contractor-operated mines, serviced by eight coal preparation facilities, with one in northern West Virginia, four in southern West Virginia and three in western Kentucky. The Appalachia and Illinois Basin segments consist of Patriot’s operations in West Virginia and Kentucky, respectively. Patriot ships coal to electric utilities, industrial users and metallurgical coal customers via third-party loading facilities and multiple rail and river transportation routes.

Basis of Preparation

The information discussed below primarily relates to Patriot’s historical results and may not necessarily reflect what its financial position, results of operations and cash flows will be in the future or would have been as a stand-alone company during the periods presented. Patriot’s capital structure changed significantly at the date of its spin-off from Peabody. On October 31, 2007, Patriot received a net contribution from Peabody of $781.3 million, which reflected the following:

•	retention by Peabody of certain retiree healthcare liabilities of $615.8 million;

•	the forgiveness of the outstanding intercompany payables to Peabody on October 31, 2007 of $81.5 million;

•	the retention by Patriot of trade accounts receivable at October 31, 2007, previously recorded through intercompany receivables, of $68.6 million;

•	a $30.0 million cash contribution;

•	the retention by Peabody of assets and asset retirement obligations related to certain Midwest mining operations of a net $8.1 million;

•	less the transfer of intangible assets of $22.7 million related to purchased contract rights for a supply contract retained by Peabody.

At spin-off, Patriot entered into certain on-going operational agreements with Peabody to increase the price paid to Patriot under a major existing coal sales agreement to be more reflective of the then current market pricing for similar quality coal. We encourage you to read Patriot’s Unaudited Pro Forma Consolidated Financial Data provided within this Management’s Discussion and Analysis of Financial Condition and Results of Operations to better understand how Patriot’s results have been impacted by the separation from Peabody and the various separation agreements that were effective with the spin-off transaction. The consolidated financial statements presented below include allocations of Peabody expenses, assets and liabilities through the date of the spin-off, including the following items:

Selling and Administrative Expenses

For the periods prior to spin-off, Patriot’s historical selling and administrative expenses were based on an allocation of Peabody general corporate expenses to all of its mining operations, both foreign and domestic, based on principal activity, headcount, tons sold or revenues as appropriate. The allocated expenses generally reflect service costs for marketing and sales, general accounting, legal, finance and treasury, public relations, human resources, environmental, engineering and internal audit. The variance in Patriot’s historical selling and administrative expenses relates to fluctuations in Peabody’s overall selling and administrative expenses. These allocated expenses are not necessarily indicative of the costs Patriot would have incurred as a stand-alone company.

Interest Expense

For the periods prior to the spin-off, Patriot’s historical interest expense primarily related to fees for letters of credit and surety bonds used to guarantee its reclamation, workers’ compensation, retiree healthcare and lease obligations as well as interest expense related to intercompany notes with Peabody. Patriot’s capital structure changed following its spin-off from Peabody, and effective October 31, 2007, Patriot entered into a four-year revolving credit facility. See Liquidity and Capital Resources — Credit Facility for information about Patriot’s new facility. The intercompany notes totaling $62.0 million with Peabody were forgiven at spin-off.

Income Tax Provision

Income taxes are accounted for using a balance sheet approach in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109). Patriot accounts for deferred income taxes by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. A valuation allowance is established if it is “more likely than not” that the related tax benefits will not be realized. In determining the appropriate valuation allowance, Patriot considers projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and the overall deferred tax position.

SFAS No. 109 specifies that the amount of current and deferred tax expense for an income tax return group are to be allocated among the members of that group when those members issue separate financial statements. For purposes of the consolidated financial statements, Patriot’s income tax expense has been recorded as if it filed a consolidated tax return separate from Peabody, notwithstanding that a majority of the operations were historically included in the U.S. consolidated income tax return filed by Peabody. Patriot’s valuation allowance was also determined on the separate tax return basis. Additionally, Patriot’s tax attributes (i.e. net operating losses and Alternative Minimum Tax credits) have been determined based on U.S. consolidated tax rules describing the apportionment of these items upon departure (i.e. spin-off) from the Peabody consolidated group.

Peabody was managing its tax position for the benefit of its entire portfolio of businesses. Peabody’s tax strategies are not necessarily reflective of the tax strategies that Patriot would have followed or will follow as a stand-alone company, nor were they necessarily strategies that optimized Patriot’s stand-alone position. As a result, Patriot’s effective tax rate as a stand-alone entity may differ significantly from those prevailing in historical periods.

Results of Operations

Segment Adjusted EBITDA

The discussion of Patriot’s results of operations below includes references to and analysis of its Appalachia and Illinois Basin Segments’ Adjusted EBITDA results. Adjusted EBITDA is defined as net income (loss) before deducting net interest expense, income taxes, minority interests, asset retirement obligation expense and depreciation, depletion and amortization. Segment Adjusted EBITDA is used by management primarily as a measure of Patriot’s segments’ operating performance. Because Segment Adjusted EBITDA is not calculated identically by all companies, Patriot’s calculation may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is reconciled to its most comparable measure under generally accepted accounting principles in “Selected Historical Consolidated Financial Information of Patriot”. Segment Adjusted EBITDA excludes selling, general and administrative expenses, past mining obligation expense and gain on disposal of assets and is reconciled to its most comparable measure below under Net Income (Loss).

Geologic Conditions

Patriot’s results are impacted by geologic conditions as they relate to coal mining, and these conditions refer to the physical nature of the coal seam and surrounding strata and its effect on the mining process. Geologic conditions that can have an adverse effect on underground mining include thinning coal seam thickness, rock partings within a coal seam, weak roof or floor rock, sandstone channel intrusions, groundwater and increased stresses within the surrounding rock mass due to over mining, under mining and overburden changes. The term “adverse geologic conditions” is used in general to refer to these and similar situations where the geologic setting can negatively affect the normal mining process. Adverse geological conditions would be markedly different from those that would be considered typical geological conditions for a given mine. Since over 90% of Patriot’s production is sourced from underground operations, geologic conditions are a major factor in its results of operations.

Year ended December 31, 2007 compared to year ended December 31, 2006

Summary

Revenues were $1,073.4 million and Segment Adjusted EBITDA was $101.7 million for the year ended December 31, 2007, both lower than the prior year primarily driven by lower sales volumes due to production shortfalls. Production shortfalls resulted from a delayed longwall move at one of Patriot’s mines and increased levels of adverse geologic conditions including excessive groundwater from heavy spring rains, roof falls and roof partings. Net loss was $106.9 million in 2007 compared to $13.5 million in the prior year. The increased net loss was mainly driven by the lower sales volumes and higher operating costs.

Tons Sold and Revenues

	Year Ended December 31,		Increase (Decrease)
	2007	2006	Tons/$	%
	(Dollars and tons in thousands, except per ton amounts)

Appalachia	14,432	15,292	(860)	(5.6)%
Illinois Basin	7,711	8,998	(1,287)	(14.3)%

Total Tons Sold	22,143	24,290	(2,147)	(8.8)%

Appalachia	$821,116	$890,198	$(69,082)	(7.8)%
Illinois Basin	252,246	257,721	(5,475)	(2.1)%

Total Revenues	$1,073,362	$1,147,919	$(74,557)	(6.5)%

Average sales price per ton sold:
Appalachia	$56.89	$58.21	$(1.32)	(2.3)%
Illinois Basin	32.71	28.64	4.07	14.2%

The decrease in the Appalachia revenue for the year ended December 31, 2007 compared to the prior year reflected lower sales volumes driven by adverse geologic conditions, a delayed longwall move at one of Patriot’s mines, and the loss of a coal supplier in late 2006, partially offset by additional volumes from the Black Stallion contract mine, which began production in the third quarter of 2006. Adverse geologic conditions included roof falls and partings that reduced saleable coal yields.

The decrease in the Illinois Basin revenue for the year ended December 31, 2007 compared to the prior year reflected reduced sales volumes associated mainly with the closure of the Big Run mine, partially offset by higher pricing principally resulting from a price increase on a long-term contract under the market price adjustment provision of the contract.

Segment Adjusted EBITDA

	Year Ended December 31,		Increase (Decrease)
	2007	2006	$	%
	(Dollars and tons in thousands)

Appalachia	$89,850	$204,827	$(114,977)	(56.1)%
Illinois Basin	11,862	(1,900)	13,762	n/a

Segment Adjusted EBITDA	$101,712	$202,927	$(101,215)	(49.9)%

Segment Adjusted EBITDA for Appalachia decreased in 2007 from the prior year primarily due to lower sales volume as described above and higher operating costs primarily due to additional materials and supplies required for the delayed longwall move at one of Patriot’s mines, roof control, equipment repair and maintenance, as well as higher labor expenses related to a labor agreement that became effective on January 1, 2007, partially offset by lower revenue-based taxes and royalties.

Segment Adjusted EBITDA for the Illinois Basin increased in 2007 from the prior year primarily due to the higher average sales price as discussed above. Operating costs decreased in 2007 compared to the prior year primarily due to the closure of the Big Run mine, partially offset by higher costs related to preparation plant maintenance and additional equipment requirements at one of Patriot’s mines associated with roof falls and excessive water.

Net Income (Loss)

	Year Ended December 31,		Increase (Decrease) to Income
	2007	2006	$	%
	(Dollar in thousands)

Segment Adjusted EBITDA	$101,712	$202,927	$(101,215)	(49.9)%
Corporate and Other:
Past mining obligation expense	(137,602)	(106,880)	(30,722)	(28.7)%
Net gain on disposal of assets	81,458	78,631	2,827	3.6%
Selling and administrative expenses	(45,137)	(47,909)	2,772	5.8%

Total corporate and other	(101,281)	(76,158)	(25,123)	(33.0)%
Depreciation, depletion and amortization	(85,640)	(86,458)	818	0.9%
Asset retirement obligation expense	(20,144)	(24,282)	4,138	17.0%
Interest expense:
Peabody	(4,969)	(5,778)	809	14.0%
Third-Party	(3,368)	(5,641)	2,273	40.3%
Interest income	11,543	1,417	10,126	n/a

Income (loss) before income taxes and minority interest	(102,147)	6,027	(108,174)	n/a
Income tax provision	—	(8,350)	8,350	n/a
Minority interests	(4,721)	(11,169)	6,448	57.7%

Net income (loss)	(106,868)	(13,492)	(93,376)	n/a
Effect of minority purchase arrangement	(15,667)	—	(15,667)	n/a

Net income (loss) attributable to common stockholders	$(122,535)	$(13,492)	$(109,043)	n/a

Past Mining Obligation Expense

Past mining obligation expenses were higher in 2007 than the prior year primarily due to higher retiree healthcare costs resulting from higher amortization of actuarial loss and increased funding for multi-employer healthcare and pension plans in accordance with provisions of 2006 legislation and the 2007 National Bituminous Coal Wage agreement (effective January 1, 2007). Patriot’s 2007 and 2006 operating costs included approximately $51.9 million and $46.1 million, respectively, for certain retiree healthcare obligation expenses that would have been assumed by Peabody had the proposed spin-off occurred at the beginning of each period.

Net Gain on Disposal of Assets

Net gain on disposal of assets was $2.8 million higher for 2007. The net gain for the 2007 period was attributable principally to the sale of 88 million tons of coal reserves, and surface land in Kentucky and the Big Run Mine for $26.5 million in cash and $69.4 million in notes receivable which resulted in a gain of $78.5 million. The net gain for the 2006 period was primarily attributable to the sale of coal reserves and surface land located in Kentucky and West Virginia for proceeds of $84.9 million, including cash of $31.8 million and notes receivable of $53.1 million which resulted in a gain of $66.6 million. Property sales in 2007 and 2006 are not indicative of the level Patriot would expect on an ongoing basis.

Selling and Administrative Expenses

For the period prior to the spin-off, Patriot’s historical selling and administrative expenses are based on an allocation of Peabody general corporate expenses to all of its mining operations, both foreign and domestic. The decrease of $2.8 million in 2007 compared to 2006 reflected changes in Peabody’s allocable selling and administrative expenses as well as changes to the allocation base. These allocated expenses are not necessarily indicative of the costs Patriot would incur as a stand-alone company.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization for 2007 decreased slightly compared to 2006 primarily due to the closure of the Big Run mine.

Asset Retirement Obligation Expense

Asset retirement obligation expense decreased in 2007 compared to the prior year primarily due to accelerated reclamation work at closed mines in 2006 with less activity in 2007.

Interest Expense (Income)

Third party interest expense decreased in 2007 as KE Ventures, LLC repaid $23.8 million in bank loans in the second half of 2006 and replaced the bank debt with a Peabody note which was subsequently forgiven at spin-off.

Interest income increased in 2007 compared to the prior year due to additional interest income on notes receivable that resulted from the sale of Kentucky coal reserves in the second half of 2006 and the first half of 2007.

Income Tax Provision

In 2006, Patriot incurred $8.4 million of tax obligation for federal taxes from the disposal of assets and the preference limitation on percentage depletion. Patriot was included in Peabody’s consolidated group during 2006 and the consolidated group had sufficient net operating losses available to offset the taxable income of Patriot, so this tax obligation did not require Patriot to make cash payments.

Minority Interests

Patriot acquired an effective controlling interest in KE Ventures, LLC during the first quarter of 2006, and began consolidating KE Ventures, LLC in Patriot’s results in 2006. The portion of earnings that represents the interests of the minority owners is deducted from Patriot’s income (loss) before income taxes and minority interests to determine net income (loss). The minority interest recorded in 2007 and 2006 represented the share of KE Ventures, LLC earnings in which the minority holders were entitled to participate. Patriot acquired the remaining minority interest in KE Ventures, LLC in 2007.

Effect of Minority Purchase Arrangement

Upon the spin-off from Peabody, the minority interest holders of KE Ventures, LLC held an option that could require Patriot to purchase the remaining 18.5% of KE Ventures, LLC upon a change in control. The minority owners of KE Ventures, LLC exercised this option in 2007, and Patriot acquired the remaining minority interest in KE Ventures, LLC on November 30, 2007 for $33.0 million. Because the option requiring Patriot to purchase KE Ventures, LLC is considered a mandatorily redeemable instrument outside of Patriot’s control, amounts paid to the minority interest holders in excess of carrying value of the minority interests in KE Ventures, LLC, or $15.7 million, is reflected as an increase in net loss attributable to common stockholders. Because this obligation was fully redeemed as of December 31, 2007, adjustments to net income attributable to common stockholders will not be required in future periods.

Unaudited Pro Forma Consolidated Financial Data

The unaudited pro forma consolidated statement of operations presented below has been derived from Patriot’s audited historical consolidated financial statements for the year ended December 31, 2007. This unaudited pro forma consolidated financial information should be read in conjunction with Results of Operations and the consolidated financial statements and notes related to those consolidated financial statements included elsewhere in this proxy statement/prospectus.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 reflects adjustments to Patriot’s historical financial statements to present its results as if the spin-off occurred on January 1, 2007. These adjustments include, among other things, an increase to revenue (and related royalties and taxes) from repricing of a coal supply agreement and a reduction to Patriot’s costs associated with the assumption by Peabody of certain of Patriot’s retiree healthcare liabilities estimated at a present value of $603.4 million as of December 31, 2007. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 does not reflect adjustments to Patriot’s historical financial statements relating to the proposed acquisition of Magnum.

The pro forma adjustments are based on assumptions that management believes are reasonable. The unaudited pro forma consolidated financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what Patriot’s results of operations or financial position would have been had the separation and distribution and the related transactions occurred on the dates indicated. The unaudited pro forma consolidated financial information also should not be considered representative of Patriot’s future results of operations or financial position.

Unaudited Pro Forma Consolidated Statement of Operations

	Twelve Months Ended December 31, 2007
	Historical	Adjustments		Pro Forma
	(Dollars in thousands)

Revenues
Sales	$1,069,316	$22,850	(a)	$1,092,166
Other revenues	4,046	—		4,046

Total revenues	1,073,362	22,850		1,096,212
Costs and expenses
Operating costs and expenses	1,109,315	(51,875	)(b)	1,058,600
		(1,125	)(c)
		2,285	(a)
Depreciation, depletion and amortization	85,640	(1,717	)(d)	83,923
Asset retirement obligation expense	20,144	—		20,144
Selling and administrative expenses	45,137	(13,237	)(e)	31,900
Other operating income:
Net gain on disposal of assets	(81,458)	—		(81,458)
Income from equity affiliates	(63)	—		(63)

Operating profit (loss)	(105,353)	88,519		(16,834)
Interest expense	3,368	5,267	(f)	8,635
Interest expense related to former Parent	4,969	(4,969	)(g)	—
Interest income	(11,543)	—		(11,543)

Income (loss) before income taxes and minority interests	(102,147)	88,221		(13,926)
Income tax provision	—	5,967	(h)	5,967
Minority interests	4,721	—		4,721

Net income (loss)	(106,868)	82,254		(24,614)
Effect of minority purchase arrangement	(15,667)	—		(15,667)

Net income (loss) attributable to common stockholders	$(122,535)	$82,254		$(40,281)

Notes to Unaudited Pro Forma Consolidated Statement of Operations

(a)	Reflects an increase to revenues (and related royalties and taxes) related to the repricing of a coal supply agreement to increase the price paid to Patriot to be more reflective of the then current market pricing for similar quality coal at the time of the spin-off.

(b)	Reflects a decrease to operating costs and expenses for the impact of Peabody’s agreement to assume certain of Patriot’s retiree healthcare liabilities in the aggregate amount of $603.4 million as of December 31, 2007.

(c)	Reflects reversal of historical expense related to pension benefit obligations that were not assumed by Patriot.

(d)	Reflects the non-cash transfer to Peabody of an intangible asset related to a purchased contract right recorded on Patriot’s historical financial statements in Investments and Other Assets and historically sourced from Patriot mining operations. As part of the spin-off, Peabody retained the coal supply contract with the ultimate customer.

(e)	Reflects adjustment for estimated selling and administrative costs for Patriot’s stand-alone management and administrative structure and functions. Prior to the spin-off, these services were provided by Peabody under various agreements between Peabody and its subsidiaries, and the historical amount was the result of an allocation of Peabody’s overall selling and administrative costs. The allocation of these Peabody costs was not deemed reasonable for Patriot on a stand-alone basis and a pro forma amount was estimated based on a detailed build-up of expected support costs by function for the Patriot operations as a stand alone business. The costs allocated to Patriot by Peabody were higher than Patriot’s pro forma estimate because the Peabody allocation reflected higher costs compared to Patriot’s stand-alone estimate for areas such as government relations, information systems development, office space, executive incentive compensation and support departments such as accounting, law, engineering and human resources. In addition, the Peabody allocation included costs for major strategy and growth initiatives, most of which did not directly impact the Patriot operations.

(f)	Reflects higher costs for surety bonds and letters of credit based on anticipated rates for these instruments and on Patriot’s requirements to secure financial obligations for reclamation, workers’ compensation and post retirement benefits. The historical financial statements reflect an allocation of Peabody’s fees related to these guarantees.

(g)	Reflects the reversal of the interest expense related to the intercompany note payable to Peabody.

(h)	Reflects tax impact of pro forma adjustments based on the statutory rate adjusted for tax accounting as follows:

Expected tax statutory	$30,877
State income tax	2,719
Percentage depletion	(11,845)
Valuation allowance	(15,784)

Pro forma tax impact	$5,967

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Summary

Patriot’s revenues increased in 2006 compared to the prior year primarily driven by increases to average per ton sales prices. In 2005 and early 2006, strong demand for coal was driven by the growing economy, low customer stockpiles, capacity constraints of nuclear generation and high costs for competing fuels used for electricity generation. Additionally, metallurgical coal was sold at a significant premium to steam coal due to global steel production growth during these periods. Later in 2006, steam and metallurgical coal prices decreased from these highs but still remained above historic levels.

While revenues grew in 2006, Patriot’s Segment Adjusted EBITDA was unfavorably impacted by higher costs from adverse geologic conditions and equipment failures at its mines as well as higher contract miner costs.

The decrease of $25.8 million in Segment Adjusted EBITDA in 2006 compared to 2005 was the result of cost increases due to higher sales-related production taxes and royalties and higher production costs associated with adverse geologic conditions at two mines, partially offset by higher sales prices and volumes.

Tons Sold and Revenues

			Increase (Decrease)
	Year Ended December 31,		2006 from 2005
	2006	2005	Tons/$	%
	(Dollars and tons in thousands, except per ton amounts)

Tons Sold
Appalachia	15,292	14,066	1,226	8.7%
Illinois Basin	8,998	9,719	(721)	(7.4)%

Total Tons Sold	24,290	23,785	505	2.1%

Revenues
Appalachia	$890,198	$742,753	$147,445	19.9%
Illinois Basin	257,721	235,524	22,197	9.4%

Total Revenues	$1,147,919	$978,277	$169,642	17.3%

Average sales price per ton sold:
Appalachia	$58.21	$52.80	$5.41	10.2%
Illinois Basin	28.64	24.23	4.41	18.2%

In 2006, the increase in total revenues over 2005 resulted primarily from demand-driven increases in sales prices for metallurgical and steam coal and an increase in sales volumes. In 2006, sales in Appalachia increased over the prior year as average per ton sales prices increased $5.41, driven by increases in demand and improved sulfur premiums for Patriot’s produced coal. Sales volumes increased due to the addition of KE Ventures, LLC activity, which was combined in 2006 due to the increase in Patriot’s ownership interest. Sales of KE Ventures, LLC added $135.4 million of revenues in 2006. Partially offsetting this increase was lower production at one of Patriot’s metallurgical coal mines and at contract miner operations, as both experienced adverse geologic conditions and equipment failures. Sales in the Illinois Basin increased $22.2 million in 2006 compared to 2005 primarily from the demand-driven increases in sales prices, partially offset by lower volumes due to production shortfalls caused by equipment maintenance downtime and lack of barge availability towards the end of 2006. Other revenues not related to coal sales, primarily including coal royalty income, in Appalachia decreased $12.0 million compared to 2005, primarily due to a gain from a customer contract buyout in 2005.

Segment Adjusted EBITDA

			Increase (Decrease) to
			Segment Adjusted EBITDA
	Year Ended December 31,		2006 from 2005
	2006	2005	$	%

Appalachia	$204,827	$227,100	$(22,273)	(9.8)%
Illinois Basin	(1,900)	1,645	(3,545)	(215.5)%

Segment Adjusted EBITDA	$202,927	$228,745	$(25,818)	(11.3)%

In 2006, Segment Adjusted EBITDA decreased $22.3 million in the Appalachia segment and $3.5 million in the Illinois Basin segment compared to the prior year. In the Appalachia segment, the increase in sales discussed above was offset by an increase of $169.7 million in net operating costs. This increase for 2006 compared to 2005 included $98.3 million from the consolidation of KE Ventures, LLC, which was not consolidated in Patriot’s 2005 results. In 2005, Patriot owned a 49% interest in KE Ventures, LLC and reported Patriot’s $16.9 million interest in the joint venture’s net income in “Income from equity affiliates.”

Patriot pays various taxes and royalties that are indexed to its sales. The increase in sales during 2006 discussed above resulted in an increase in sales-related taxes and royalties of $35.0 million. Operating costs increased $28.5 million in 2006 due to production issues at one of Patriot’s metallurgical coal mines as discussed previously. In the Illinois Basin, operating costs increased $25.7 million in 2006 compared to 2005, primarily due to higher labor costs from increased workforce headcount and wage rates. Both segments were negatively impacted by higher roof control costs in 2006 due to an increase in the use and cost of roof bolts.

Net Income (Loss)

	Year Ended December 31,		Increase (Decrease) to Net Income (Loss) 2006 from 2005
	2006	2005	$	%

Segment Adjusted EBITDA	$202,927	$228,745	$(25,818)	(11.3)%
Corporate and Other:
Past mining obligation expense	(106,880)	(104,053)	(2,827)	(2.7)%
Net gain on disposal or exchange of assets	78,631	57,042	21,589	37.8%
Selling and administrative expenses	(47,909)	(57,123)	9,214	16.1%

Total Corporate and Other	(76,158)	(104,134)	27,976	26.9%
Depreciation, depletion and amortization	(86,458)	(65,972)	(20,486)	(31.1)%
Asset retirement obligation expense	(24,282)	(15,572)	(8,710)	(55.9)%
Interest expense:
Peabody	(5,778)	(4,960)	(818)	(16.5)%
Third-Party	(5,641)	(4,873)	(768)	(15.8)%
Interest income	1,417	1,553	(136)	(8.8)%

Income before income taxes and minority interests	6,027	34,787	(28,760)	n/a
Income tax provision	(8,350)	—	(8,350)	n/a
Minority interests	(11,169)	—	(11,169)	n/a

Net income (loss)	$(13,492)	$34,787	$(48,279)	n/a

In 2006, Patriot’s net loss was $13.5 million, a decrease of $48.3 million compared to net income of $34.8 million in 2005. The decrease in net income in 2006 exceeded the decrease in Segment Adjusted EBITDA due to higher depreciation, depletion and amortization expense reflecting the acquisition of an additional interest in KE Ventures, LLC during the first quarter of 2006.

Past Mining Obligation Expense

Patriot’s 2006 operating costs included approximately $46 million for certain retiree healthcare obligations that would have been assumed by Peabody had the proposed spin-off structure been in place at the beginning of 2006.

Net Gain on Disposal or Exchange of Assets

In 2006, net gain on disposal of assets included sales of coal reserves and surface land located in Kentucky and West Virginia with a combined gain of $66.6 million. In 2005, net gain on disposal or exchange of assets included a $37.4 million net gain from an exchange of coal reserves as part of a dispute settlement with a third-party supplier and a $6.2 million net gain on an asset exchange from which Patriot received Illinois Basin coal reserves.

Selling and Administrative Expenses

Patriot’s historical selling and administrative expenses are based on an allocation of Peabody general corporate expenses to all of its mining operations, both foreign and domestic, based on activity-based analysis, headcount, tons sold or revenues, as appropriate. In 2006, the decrease of $9.2 million compared to 2005 primarily related to the expansion of Peabody’s allocation base as other mining operations within Peabody grew, thus reducing Patriot’s proportional share of the general corporate expenses. These allocated expenses are not necessarily indicative of the costs Patriot would incur as a stand-alone company.

Depreciation, Depletion and Amortization

The increase in 2006 of $20.5 million compared to 2005 was primarily due to the consolidation of KE Ventures, LLC in 2006 and higher amortization of royalty rights.

Asset Retirement Obligation Expense

The increase of $8.7 million in 2006 compared to 2005 related to accelerated reclamation work at closed mines and reclamation plan revisions for certain operating mines.

Interest Expense

Third-party interest expense primarily consists of fees related to providing surety bonds or letters of credit to guarantee workers’ compensation, reclamation, post-employment benefit and lease obligations. Patriot’s capital structure changed following its spin-off from Peabody.

Income Tax Provision

In 2006, Patriot incurred $8.4 million of tax obligation for federal taxes from the disposal of assets and the preference limitation on percentage depletion. Patriot was included in Peabody’s consolidated group during 2006 and the consolidated group had sufficient net operating losses available to offset the taxable income of Patriot, so this tax obligation did not require Patriot to make cash payments.

Minority Interests

Patriot acquired an effective controlling interest in KE Ventures, LLC during the first quarter of 2006, and began consolidating KE Ventures, LLC in Patriot’s results in 2006. The portion of earnings that represent the interests of the minority owners is deducted from Patriot’s income (loss) before income taxes and minority interests to determine net income (loss). The minority interest recorded in 2006 represents the share of KE Ventures, LLC earnings in which the minority holders were entitled to participate. Patriot’s proportional share of KE Ventures, LLC earnings was included in income from equity affiliates during 2005, therefore no minority interest was recorded for KE Ventures, LLC.

Outlook

As discussed more fully under “Risk Factors Relating to Patriot”, Patriot’s results of operations in the near-term could be negatively impacted by poor weather conditions, unforeseen adverse geologic conditions or equipment problems at mining locations, the unavailability of transportation for coal shipments, increased labor costs due to the shortage of skilled labor, rising prices of key supplies, mining equipment and commodities and the inability of contract miners to fulfill delivery terms of their contracts. On a long-term basis, Patriot’s results of operations could be impacted by its ability to secure or acquire high-quality coal reserves; Patriot’s ability to attract and retain skilled employees and contract miners; Patriot’s ability to find replacement buyers for coal under contracts with comparable terms to existing contracts; and the passage of new or expanded regulations that could limit Patriot’s ability to mine, increase its mining costs, or limit its customers’ ability to utilize coal as fuel for electricity generation. If upward pressure on costs exceeds Patriot’s ability to realize sales increases, or if Patriot experiences unanticipated operating or transportation difficulties, its operating margins would be negatively impacted. Patriot is experiencing increases in operating costs related to steel-related products (including roof control), replacement parts, belting products, contract mining and healthcare, and has taken measures to attempt to mitigate the increases in these costs. Management plans to aggressively control costs and operating performance to mitigate external cost pressures and geologic conditions.

Patriot’s fourth quarter 2007 results were negatively impacted by the delayed longwall move at its Federal mine. The Federal mine experienced two roof falls during the first quarter of 2008. The resulting lower production at the Federal mine negatively impacted Patriot’s first quarter 2008 production and earnings. The Federal longwall resumed production in early April 2008.

Patriot’s operating results are also impacted by market conditions. International coal markets continue to grow, driven by increased demand from the growing economies of China and India where coal is both the primary domestic source of fuel and the lowest-cost imported fuel for electricity generation. Patriot does not currently sell coal into China, but Chinese demand is important in determining worldwide coal prices. In addition to the increased demand in China and India, demand increases in Indonesia, South Africa and Russia are resulting in lower exports. Brazil is experiencing increased steel production resulting in the need for more coal imports. Additionally, coal exports from Australia, a major coal producer, have continued to be impacted by infrastructure limitations driven by rail and port constraints.

Metallurgical coal continues to sell at a significant premium to steam coal and Patriot expects to participate in the strong international and domestic market for metallurgical coal through production and export sales of metallurgical coal from Patriot’s operations. Central Appalachia spot prices for metallurgical coal and thermal coal have increased significantly since the beginning of 2008. Patriot believes strong coal markets will continue worldwide, as long as growth continues in the U.S., Asia, South America and other economies that are increasing coal demand for electricity generation and steelmaking.

The guidance provided under the caption Outlook should be read in conjunction with the section entitled “Special Note Regarding Forward-Looking Statements” and “Risk Factors Relating to Patriot.” Actual events and results may vary significantly from those included in or contemplated or implied by the forward-looking statements under Outlook. For additional information regarding some of the risks and uncertainties that affect Patriot’s business, see “Risk Factors Relating to Patriot.”

Critical Accounting Policies and Estimates

Patriot’s discussion and analysis of its financial condition, results of operations, liquidity and capital resources is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Patriot evaluates its estimates on an on-going basis. Patriot bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Employee-Related Liabilities

Patriot has significant long-term liabilities for its employees’ postretirement benefit costs and workers’ compensation obligations. Detailed information related to these liabilities is included in Notes 14 and 16 to Patriot’s consolidated financial statements. Expense for the year ended December 31, 2007 for these liabilities totaled $127.9 million, while payments were $100.5 million.

Patriot’s postretirement benefit and certain components of its workers’ compensation obligations are actuarially determined, and Patriot uses various actuarial assumptions, including the discount rate and future cost trends, to estimate the costs and obligations for these items. Patriot’s discount rate is determined by utilizing a hypothetical bond portfolio model which approximates the future cash flows necessary to service its liabilities. Patriot makes assumptions related to future trends for medical care costs in the estimates of retiree healthcare and work-related injuries and illness obligations. Patriot’s medical trend assumption is developed by annually examining the historical trend of its cost per claim data.

If Patriot’s assumptions do not materialize as expected, actual cash expenditures and costs that Patriot incurs could differ materially from its current estimates. Moreover, regulatory changes could increase Patriot’s obligation to satisfy these or additional obligations. Patriot’s most significant employee liability is postretirement healthcare. Assumed discount rates and healthcare cost trend rates have a significant effect on the expense and liability amounts reported for healthcare plans. Below we have provided two separate sensitivity analyses, to demonstrate the significance of these assumptions in relation to reported amounts.

Healthcare cost trend rate:

	+1.0%	−1.0%
	(Dollars in thousands)

Effect on total service and interest cost components	$8,163	$(7,494)
Effect on (gain)/loss amortization component	15,102	(13,860)
Effect on total postretirement benefit obligation	66,450	(60,983)

Discount rate:

	+0.5%	−0.5%
	(Dollars in thousands)

Effect on total service and interest cost components	$1,583	$(1,990)
Effect on (gain)/loss amortization component	(6,656)	7,025
Effect on total postretirement benefit obligation	(28,934)	31,758

Asset Retirement Obligations

Patriot’s asset retirement obligations primarily consist of spending estimates for surface land reclamation and support facilities at both underground and surface mines in accordance with federal and state reclamation laws as defined by each mining permit. Asset retirement obligations are determined for each mine using various estimates and assumptions including, among other items, estimates of disturbed acreage as determined from engineering data, estimates of future costs to reclaim the disturbed acreage, the timing of these cash flows, and a credit-adjusted, risk-free rate. As changes in estimates occur (such as mine plan revisions, changes in estimated costs, or changes in timing of the reclamation activities), the obligation and asset are revised to reflect the new estimate after applying the appropriate credit-adjusted, risk-free rate. If Patriot’s assumptions do not materialize as expected, actual cash expenditures and costs that Patriot incurs could be materially different than currently estimated. Moreover, regulatory changes could increase Patriot’s obligation to perform reclamation and mine closing activities. Asset retirement obligation expense for the year ended December 31, 2007, was $20.1 million, and payments totaled $15.9 million. See detailed information regarding Patriot’s asset retirement obligations in Note 13 to its consolidated financial statements.

Income Taxes

Patriot accounts for income taxes in accordance with SFAS No. 109, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is “more likely than not” that some portion or all of the deferred tax asset will not be realized. In its annual evaluation of the need for a valuation allowance, Patriot takes into account various factors, including the expected level of future taxable income and available tax planning strategies. If actual results differ from the assumptions made in its annual evaluation of its valuation allowance, Patriot may record a change in valuation allowance through income tax expense in the period this determination is made.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN No. 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Patriot adopted the provisions of FIN No. 48 on January 1, 2007, with no impact to retained earnings. See Newly Adopted Accounting Pronouncements for additional information.

Revenue Recognition

In general, Patriot recognizes revenues when they are realizable and earned. Patriot generated substantially all of its revenue in 2007 from the sale of coal to its customers. Revenue from coal sales is realized and earned when risk of loss passes to the customer. Coal sales are made to Patriot’s customers under the terms of coal supply agreements, most of which have a term of one year or more. Under the typical terms of these coal supply agreements, risk of loss transfers to the customer at the mine or port, where coal is loaded to the rail, barge, ocean-going vessel, truck or other transportation source that delivers coal to its destination.

With respect to other revenues, other operating income, or gains on asset sales recognized in situations unrelated to the shipment of coal, we carefully review the facts and circumstances of each transaction and apply the relevant accounting literature as appropriate, and do not recognize revenue until the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectability is reasonably assured.

Share-Based Compensation

Patriot has an equity incentive plan for employees and non-employee directors that allows for the issuance of share-based compensation in the form of restricted stock, incentive stock options, nonqualified stock options, stock appreciation rights, performance awards, restricted stock units and deferred stock units. Patriot recognizes share-based compensation expense in accordance with SFAS No. 123(R), “Share-Based Payment”. Patriot utilizes the Black-Scholes option pricing model to determine the fair value of stock options. Determining the fair value of share-based awards requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise, the associated volatility, and a risk-free rate. Judgment is also required in estimating the amount of share-based awards expected to be forfeited prior to vesting. If actual forfeitures differ significantly from these estimates, share-based compensation expense could be materially impacted.

Impairment of Long-Lived Assets

Impairment losses on long-lived assets used in operations are recorded when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets under various assumptions are less than the carrying amounts of those assets. Impairment losses are measured by comparing the estimated fair value of the impaired asset to its carrying amount. There were no impairment losses recorded during the periods covered by the consolidated financial statements.

Liquidity and Capital Resources

Patriot’s primary sources of cash include sales of its coal production to customers, sales of non-core assets and financing transactions. Its primary uses of cash include its cash costs of coal production, capital expenditures, interest costs and costs related to past mining obligations as well as acquisitions. Patriot’s ability to service its debt (interest and principal) and acquire new productive assets or businesses is dependent upon its ability to continue to generate cash from the primary sources noted above in excess of the primary uses. Patriot expects to fund its capital expenditure requirements with cash generated from operations or borrowed funds as necessary.

Net cash used in operating activities was $79.7 million for the year ended December 31, 2007, an increase of $59.0 million compared to the prior year. This increase in net cash used primarily related to cash operating losses and working capital changes. On a pro forma basis, Patriot’s 2007 cash flows from operating activities would have been approximately $72 million higher due to Peabody’s assumption of certain retiree healthcare liabilities and higher revenues due to Peabody’s agreement to increase the price paid to Patriot under a major existing coal sales agreement to be more reflective of the then current market pricing for similar quality coal.

Net cash provided by investing activities was $54.7 million for the year ended December 31, 2007, an increase of $52.7 million compared to the prior year. The increase in cash provided reflected lower capital expenditures of $24.6 million, and an increase to net transactions with Peabody of $47.9 million, partially offset by lower cash proceeds from disposals of assets of $18.7 million. Additionally, the $47.7 million cost to acquire the remaining 26.1% ownership in KE Ventures, LLC was slightly higher than the $44.5 million used to purchase a 24.9% interest in 2006.

Net cash provided by financing activities was $30.6 million for the year ended December 31, 2007, an increase of $11.9 million compared to the prior year. In 2007, Patriot repaid $8.4 million of KE Ventures, LLC debt in conjunction with the acquisition of the remaining ownership described above. Also in 2007, Patriot paid $4.7 million in origination fees for its credit facility, which will be amortized over the term of the facility. In 2006, Patriot repaid KE Ventures, LLC’s outstanding bank debt of $23.8 million.

Promissory Notes

Patriot’s total historical indebtedness consisted of the following:

	December 31,
	2007	2006
	(Dollars in thousands)

Promissory Notes	$12,365	$12,365
Notes Payable	—	8,357

Total	$12,365	$20,722

The promissory notes were issued in conjunction with an exchange transaction involving the acquisition of Illinois Basin coal reserves. Annual installments of $1.7 million on the notes for principal and interest are payable beginning in January 2008 and running through January 2017. At December 31, 2007, the balance on the notes was $12.4 million, $0.9 million of which was a current liability.

Credit Facility

Effective October 31, 2007, Patriot entered into a $500 million, four-year revolving credit facility, which includes a $50 million swingline sub-facility and a letter of credit sub-facility. This facility is available for Patriot’s working capital requirements, capital expenditures and other corporate purposes. Patriot’s credit facility was utilized to replace certain Peabody letters of credit and surety bonds that were in place with respect to Patriot obligations. Patriot issued $253.5 million in letters of credit against the credit facility in connection with the spin-off. As of December 31, 2007 the balance of outstanding letters of credit issued against the credit facility remained at $253.5 million. At December 31, 2007, there was no outstanding debt balance on the facility. Availability under the credit facility as of December 31, 2007 was $246.5 million.

The obligations under Patriot’s credit facility are secured by a first lien on substantially all of its assets, including but not limited to certain of its mines and coal reserves and related fixtures and accounts receivable. The credit facility contains certain customary covenants, including financial covenants limiting its total indebtedness (maximum leverage ratio of 2.75) and requiring minimum EBITDA coverage of interest expense (minimum interest coverage ratio of 4.0), as well as certain limitations on, among other things, additional debt, liens, investments, acquisitions and capital expenditures, future dividends and asset sales. The credit facility calls for quarterly reporting of compliance with financial covenants, beginning with the period ended March 31, 2008. The rolling four quarters compliance calculation contains a phase-in provision for 2008. The terms of the credit facility also contain certain customary events of default, which will give the lender the right to accelerate payments of outstanding debt in certain circumstances. Customary events of default include breach of covenants, failure to maintain required ratios, failure to make principal payments or to make interest or fee payments within a grace period, and default, beyond any applicable grace period, on any of Patriot’s other indebtedness exceeding a certain amount.

In connection with Patriot’s entry into the merger agreement, Patriot entered into an amendment dated as of April 2, 2008 to the Patriot Credit Agreement. See “The Merger — Financing Arrangements — Patriot Credit Agreement Amendment.”

Other

Patriot does not anticipate that it will pay cash dividends on its common stock in the near term. The declaration and amount of future dividends, if any, will be determined by its Board of Directors and will be dependent upon covenant limitations in its credit facility and other debt agreements, its financial condition and future earnings, its capital, legal and regulatory requirements, and other factors its Board deems relevant.

Contractual Obligations

	Payments Due by Year as of December 31, 2007
	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
	(Dollars in thousands)

Long-term debt obligations (principal and interest)	$1,700	$3,400	$3,400	$8,500
Operating lease obligations	24,117	41,958	22,349	6,500
Unconditional purchase obligations(1)	6,306	—	—	—
Coal reserve lease and royalty obligations	12,059	17,513	9,380	6,676
Other long-term liabilities(2)	50,618	111,686	128,374	614,942

Total contractual cash obligations	$94,800	$174,557	$163,503	$636,618

(1)	Patriot has purchase agreements with approved vendors for most types of operating expenses. However, its specific open purchase orders (which have not been recognized as a liability) under these purchase agreements, combined with any other open purchase orders, are not material. The commitments in the table above relate to significant capital purchases.

(2)	Represents long-term liabilities relating to Patriot’s postretirement benefit plans, work-related injuries and illnesses and mine reclamation and end-of-mine closure costs.

As of December 31, 2007, Patriot had $6.3 million of purchase obligations for capital expenditures. Total capital expenditures for 2008 are expected to range from $65 million to $80 million and relate to replacement, improvement, or expansion of existing mines as well as the development of the Black Oak metallurgical mine at the Rocklick Complex. Approximately $18 million of the expenditures relate to safety equipment that will be utilized to comply with recently issued federal and state regulations.

Off-Balance Sheet Arrangements

In the normal course of business, Patriot is a party to certain off-balance sheet arrangements. These arrangements include guarantees, indemnifications, and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. Liabilities related to these arrangements are not reflected in Patriot’s consolidated balance sheets, and Patriot does not expect any material adverse effect on its financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

Patriot has used a combination of surety bonds and letters of credit to secure its financial obligations for reclamation, workers’ compensation, postretirement benefits and lease obligations as follows as of December 31, 2007:

			Workers’
	Reclamation	Lease	Compensation
	Obligations	Obligations	Obligations	Other(1)	Total
	(Dollars in thousands)

Surety bonds	$84,109	$—	$12,961	$12,030	$109,100
Letters of credit	61,883	16,949	170,844	3,871	253,547

	$145,992	$16,949	$183,805	$15,901	$362,647

(1)	Includes collateral for surety companies and bank guarantees, road maintenance and performance guarantees.

Additionally, as of December 31, 2007, Peabody continued to guarantee certain bonds (self bonding) related to Patriot liabilities that have not yet been replaced by its surety bonds. As of December 31, 2007, Peabody self bonding related to Patriot liabilities aggregated $22.8 million, of which $19.9 was for post-mining reclamation and $2.9 million was for other obligations. Patriot expects to replace these Peabody self bonds in 2008.

Based on its estimate of the replacement of Peabody self bonds and an overall increase to Patriot’s fee structure as compared to Peabody for these security instruments, Patriot expects that annual costs for its security requirements will be higher than the amounts included in its historical financial statements. We are initially estimating an increase in annual costs of approximately $6 million over the amounts in Patriot’s historical financial statements.

In relation to an exchange transaction involving the acquisition of the Illinois Basin coal reserves discussed in Note 4 to its consolidated financial statements, Patriot guaranteed bonding for a partnership in which it formerly held an interest. The aggregate amount that Patriot guaranteed was $2.8 million and the fair value of the guarantee recognized as a liability was $0.4 million as of December 31, 2007. Patriot’s obligation under the guarantee extends to September 2015.

Peabody assumed certain of Patriot’s retiree healthcare liabilities in the aggregate amount of $603.4 million as of December 31, 2007. These liabilities included certain obligations under the Coal Act for which Peabody and Patriot are jointly and severally liable, obligations under the 2007 National Bituminous Coal Wage Agreement for which Patriot is secondarily liable, and obligations for certain active, vested employees of Patriot.

Newly Adopted Accounting Pronouncements

Financial Interpretation No. 48

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN No. 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Patriot adopted the provisions of FIN No. 48 on January 1, 2007, with no impact to retained earnings. At adoption and at December 31, 2007, the unrecognized tax benefits in Patriot’s consolidated financial statements were immaterial, and if recognized, would not currently affect Patriot’s effective tax rate as any recognition would be offset by valuation allowance. Patriot does not expect any significant increases or decreases to its unrecognized tax benefits within 12 months of December 31, 2007.

Due to the immaterial nature of its unrecognized tax benefits and the existence of net operating loss carryforwards, Patriot has not currently accrued interest on any of its unrecognized tax benefits. Patriot has considered the application of penalties on its unrecognized tax benefits and have determined, based on several factors, including the existence of its net operating loss carryforwards, that no accrual of penalties related to its unrecognized tax benefits is required. If the accrual of interest or penalties becomes appropriate, Patriot will record an accrual as part of its income tax provision.

As Patriot has not yet filed any income tax returns as a stand alone consolidated group, it has no income tax years currently subject to audit by any tax jurisdiction. Patriot and its subsidiaries were included in consolidated Peabody income tax returns prior to November 1, 2007 and Peabody retained all liability related to these returns.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Patriot’s Quantitative and Qualitative Disclosures About Market Risk.

Commodity Price Risk

The potential for changes in the market value of Patriot’s coal portfolio is referred to as “market risk.” Owing to lack of quoted market prices and the long term, illiquid nature of the positions, Patriot has not quantified market risk related to its portfolio of coal supply agreements. Patriot manages its commodity price risk for its coal contracts through the use of long-term coal supply agreements, rather than through the use of derivative instruments. Patriot sold 83% of its sales volume under coal supply agreements with terms of one year or more during 2007. As of December 31, 2007 Patriot’s total unpriced planned production for 2008 was 1 to 2 million tons and for 2009 was 11 to 13 million tons.

In connection with the spin-off, Patriot entered into long-term coal contracts with marketing affiliates of Peabody. The arrangements, except as described below under “Credit Risk”, have substantially similar terms and conditions as the pre-existing contractual obligations of Peabody’s marketing affiliate. These arrangements may be amended or terminated only with the mutual agreement of Peabody and Patriot.

Credit Risk

A major portion of Patriot’s revenues is generated through sales to a marketing affiliate of Peabody, and Patriot will continue to supply coal to Peabody on a contract basis as described above, so Peabody can meet its commitments under pre-existing customer agreements sourced from Patriot’s operations. One of these arrangements with Peabody provides for the adjustment of a major existing coal sales agreement sourced from Patriot’s operations to increase the price paid to Patriot thereunder. The term of the arrangement between Patriot and Peabody will expire on December 12, 2012, and could be subject to extension in certain circumstances. Patriot’s remaining sales are made directly to electric utilities, industrial companies and steelmakers. Therefore, Patriot’s concentration of credit risk is primarily with Peabody, as well as electric utilities and steelmakers. Patriot’s policy is to independently evaluate each customer’s creditworthiness prior to entering into transactions and to constantly monitor the credit extended. In the event that Patriot engages in a transaction with a counterparty that does not meet its credit standards, it will protect its position by requiring the counterparty to provide appropriate credit enhancement. When appropriate (as determined by its credit management function), Patriot has taken steps to reduce its credit exposure to customers or counterparties whose credit has deteriorated and who may pose a higher risk of failure to perform under their contractual obligations. These steps include obtaining letters of credit or cash collateral, requiring prepayments for shipments or the creation of customer trust accounts held for Patriot’s benefit to serve as collateral in the event of a failure to pay. Additionally, as of December 31, 2007, Patriot had $133.3 million in notes receivable outstanding from counterparties not affiliated with Patriot or Peabody arising out of the sale of coal reserves and surface land discussed above. Of this amount, 94% is from a single counterparty. Each of these notes contain a cross-collaterization provision secured primarily by the underlying coal reserves and surface land.

Quarterly Financial Information (Unaudited)

A summary of Patriot’s unaudited quarterly results of operations for the years ended December 31, 2007 and 2006, is presented below (in thousands). Patriot common stock is listed on the New York Stock Exchange under the symbol “PCX.”

	Year Ended December 31, 2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Dollars in thousands except per share and stock price data)

Revenues	$269,663	$256,221	$293,301	$254,177
Operating profit	(10,698)	(4,392)	(39,823)	(50,440)
Net loss	(11,951)	(5,814)	(39,451)	(49,652)
Basic and diluted loss attributable to common stockholders per share	N/A	N/A	N/A	(2.17)
Weighted average shares used in calculating basic earnings per share	N/A	N/A	N/A	26,570,940
Stock price — high and low prices	N/A	N/A	N/A	$43.00-$27.16

	Year Ended December 31, 2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Dollars in thousands)

Revenues	$289,107	$312,495	$285,038	$261,279
Operating profit	21,530	2,648	9,290	(17,439)
Net income (loss)	13,921	(1,774)	(2,954)	(22,685)

EXECUTIVE COMPENSATION

Compensation Discussion And Analysis

Role of Peabody

The following is a discussion of the executive compensation programs adopted by Patriot in connection with Patriot’s spin-off from Peabody on October 31, 2007.

•	Prior to the spin-off, Patriot’s executive compensation plans and agreements were reviewed and approved by Peabody’s Compensation Committee and the independent members of Peabody’s Board of Directors. At that time Peabody was Patriot’s sole stockholder.

•	Following the spin-off, Patriot’s Compensation Committee assumed responsibility for Patriot’s executive compensation plans.

Executive Compensation Program Objectives

The objectives of Patriot’s executive compensation program are to attract, retain and motivate key executives to enhance long-term profitability and stockholder value. Compensation programs are designed to align incentives for executives with achievement of Patriot’s business strategies, including:

•	Maximizing operational excellence in the areas of safety, productivity and cost management and environmental stewardship;

•	Capitalizing on organic growth opportunities as well as value-enhancing acquisitions and joint ventures; and

•	Maximizing profitability and customer satisfaction by taking advantage of Patriot’s diverse products and sourcing capabilities.

In order to meet Patriot’s objectives, its executive compensation program is designed to:

•	Provide competitive compensation based on the position and responsibility by using market data to successfully attract and retain highly-qualified executives with the leadership skills and experience necessary for Patriot’s long-term success;

•	Provide incentive compensation that places a strong emphasis on financial performance, with the flexibility to assess operational and individual performance; and

•	Provide an appropriate link between compensation and the creation of stockholder value through awards tied to Patriot’s long-term performance and share price appreciation.

With these objectives in mind, Peabody’s Compensation Committee approved a compensation structure for executive officers that incorporates four key components: base salary; an annual incentive plan; long-term incentive compensation consisting of restricted stock, stock options and restricted stock units; and retirement and other benefits.

Roles of the Compensation Committee & the Compensation Consultant

In anticipation of the spin-off, Peabody’s Compensation Committee engaged Mercer Human Resource Consulting (“Mercer”), an outside compensation consultant, to provide guidance with respect to the development and implementation of Patriot’s compensation programs. In its engagement, Mercer provided Peabody’s Compensation Committee with advice concerning the types and levels of compensation to be paid to the Chief Executive Officer and the other senior executives. Mercer assisted by providing market compensation data on base pay, as well as annual and long-term incentives. In addition, Mercer advised Peabody’s Compensation Committee on plan design for each element of executive compensation, including helping to identify: the appropriate mix of base salary and annual and long-term incentive compensation; the appropriate mix of long-term incentive compensation to be granted as restricted stock, stock options and restricted stock units; and the relevant industry comparator group. Since the spin-off, these matters fall within the responsibility of Patriot’s Compensation Committee, as described below. Under its charter, Patriot’s Compensation Committee has authority to engage the services of outside advisors, experts and others to assist the Compensation Committee in fulfilling these duties.

The Compensation Committee is comprised entirely of independent directors and has the ultimate responsibility for review and approval of the compensation of Patriot’s executive officers, excluding the Chief Executive Officer. The Committee has overall responsibility for monitoring the performance of Patriot’s executives and evaluating and approving Patriot’s executive compensation plans, policies and programs. The Committee also reviews and approves executive participation in any company-wide benefit plans. In addition, the Committee oversees Patriot’s annual and long-term incentive plans and programs.

With respect to the Chief Executive Officer, the Compensation Committee together with the other independent members of the Board of Directors, reviews and approves the Chief Executive Officer’s compensation, including base salary, annual incentive and long-term incentive compensation, deferred compensation, perquisites, equity compensation, employment agreements, severance arrangements, retirement and other post-employment benefits and change-in-control benefits (in each case, as and when appropriate). In addition, the Compensation Committee and the other independent members of the Board of Directors review and approve corporate goals and objectives relevant to such compensation and evaluate the Chief Executive Officer’s performance in light of those goals and objectives.

Benchmarking Process

In developing Patriot’s executive compensation programs in connection with the spin-off, Peabody’s Compensation Committee commissioned a compensation analysis conducted by its independent compensation consultant to ensure that Patriot’s programs are competitive with those of other publicly held companies of similar size and in similar industries. For positions that require specific industry knowledge and experience, Peabody’s Compensation Committee used both a mining comparator group and Mercer’s general industry database for benchmarking purposes. This approach was designed to ensure that Patriot’s executive compensation levels are competitive relative to the companies with which Patriot competes for industry-specific talent. The mining comparator group is composed of Peabody, CONSOL Energy, Inc., Arch Coal, Massey Energy Company, Alpha Natural Resources, Inc., Foundation Coal Holdings, Inc., International Coal Group, Inc., James River Coal Company, and Westmoreland Coal Company. Talent for other key roles in the organization can be acquired across a broader spectrum of companies. As such, Mercer also utilized published compensation surveys from companies based on similar size and scope.

For purposes of reviewing the competitiveness of Patriot’s executive compensation program, Mercer used a combination of proxy data from the above peers and survey data to benchmark compensation for executive officers. Mercer utilized two published surveys which included the 2006 Mercer Benchmark Database and the 2006/2007 Watson Wyatt Survey on Top Management Compensation. The data from the published surveys was updated by 3.9%, the expected pay increase in 2007 for executives in the energy industry based on the Mercer 2006/2007 U.S. Compensation Planning Survey anticipating that the spin-off would occur in 2007.

The survey data consisted of general industry references for companies of comparable expected revenue size to Patriot and were averaged with the available proxy data to provide an overall market composite. Base salaries were determined by reference to both peer survey data and annual incentive opportunities by reference to broad industry survey data, and the resulting Patriot total cash opportunities were compared to the market total cash opportunities. For purposes of determining an executive’s total direct compensation (i.e. base salary, annual bonus and annual long-term incentive), the Compensation Committee generally targeted the 50th percentile and then adjusted the executive’s targeted compensation levels for factors such as experience, retention and responsibility.

With respect to the long-term incentive awards granted in connection with the spin-off, Peabody’s Compensation Committee also reviewed data, provided by Mercer, regarding types and levels of initial grants of long-term incentive awards provided to executives who lead companies through initial public offerings, spin-offs and similar transactions.

Overall, Mercer determined that Patriot’s executive compensation programs, as structured, are competitive relative to its peers and other companies who have engaged in similar transactions. Based upon the review of the compensation plans discussed below, peer group compensation levels, and general industry compensation levels, Peabody’s Compensation Committee, assisted by its outside consultant, believed that the value and design of Patriot’s executive compensation programs were appropriate for a spun-off company of its size, structure and business.

Employment Agreements

In connection with the spin-off and in consultation with Mercer, Patriot entered into employment agreements with each of Patriot’s named executive officers and with certain other key executives. The terms of those agreements, including the provision of post-termination benefits, as described in detail in the “Potential Payments Upon Termination or Change of Control” section, were structured to attract and retain persons believed to be key to Patriot’s success as well as be competitive with compensation practices for executives in similar positions at companies of similar size and complexity. In assessing whether the terms of the employment agreements were competitive, Peabody’s Compensation Committee received advice from its compensation consultant and reviewed salary surveys and industry benchmarking data, as discussed above. For more information regarding the terms of these agreements, see the “Potential Termination Upon Termination or Change of Control” section.

Annual Base Salary

Base salary represents the major fixed component of compensation for the named executive officers. Peabody’s Compensation Committee reviewed the base salaries of the Chief Executive Officer and the executives who report directly to the Chief Executive Officer to ensure competitiveness in the marketplace. Mr. Whiting’s employment agreement sets his base salary at $700,000.

Base salaries for the other named executive officers were determined based on a review for officers in their positions at peer companies and by reference to broad industry survey data discussed in the “Benchmarking Process” section and the individual executive’s experience. Pursuant to the terms of their respective employment agreements entered into at the time of the spin-off, base salaries are as follows: Mr. Nemec, $375,000, Mr. Schroeder, $375,000, Mr. Ebetino, $375,000, and Mr. Bean, $275,000.

Patriot’s Compensation Committee will continue to review the base salaries of the named executive officers at least annually to ensure that their salaries are competitive with companies of similar size and complexity. Any further salary increases may also be based on factors such as assessment of individual performance, experience, promotions and changes in level of responsibility.

Annual Incentive Plan

Patriot’s executive officers and other designated key employees participate in an annual incentive compensation plan, which was approved by Peabody, in its capacity as Patriot’s sole stockholder, prior to the spin-off. In general, Patriot’s annual incentive plan provides opportunities for key executives to earn annual cash incentive payments tied to the successful achievement of pre-established objectives that support Patriot’s business strategy.

Named executive officers are assigned threshold, target and maximum incentive payouts. If Patriot’s performance does not meet the threshold level established by the Compensation Committee, no incentive bonus is earned. At threshold levels of Patriot performance, the incentive bonus that can be earned generally equals 50% of the target payout. Under the plan, the target payouts for the named executive officers were established through an analysis of compensation for comparable positions in industries of similar size and complexity, in order to provide a competitive level of compensation when participants, including the named executive officers, achieve their performance objectives with respect to Patriot performance.

Pursuant to the terms of their respective employment agreements, the named executive officer’s threshold, target and maximum incentive payouts, as a percent of their salaries, based on achievement of relevant Patriot performance objectives, are as follows:

	Threshold	Target	Maximum
	Payout	Payout	Payout
	as a % of	as a % of	as a % of
Name	Salary	Salary	Salary

Richard M. Whiting	50%	100%	175%
Jiri Nemec	40%	80%	140%
Mark N. Schroeder	40%	80%	140%
Charles A. Ebetino, Jr.	40%	80%	140%
Joseph W. Bean	30%	60%	105%

2007 Annual Incentive Payouts

Prior to the spin-off, Peabody’s Compensation Committee approved an incentive plan design for Patriot’s named executive officers with respect to the 2007 fiscal year with the following terms: 60% of the annual bonus would be nondiscretionary and based on Peabody’s performance in accordance with the terms of Peabody’s annual incentive plan, and 40% of the annual bonus would be discretionary based on successful achievement of individual performance objectives including, but not limited to, the successful completion of the spin-off of Patriot and its transition to a stand alone company.

In 2007, the Chief Executive Officer, the Chief Financial Officer and the other named executive officers earned annual incentive payouts, as reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page [     ] of this proxy statement/prospectus.

For 2007, the nondiscretionary performance measures (60% of the award) included (i) goals for Peabody’s Adjusted EBITDA (ii) Peabody’s earnings per share, (iii) Peabody’s leverage ratio and (iv) a measure for safety. Those results were certified by Peabody’s Compensation Committee and provided to Patriot and corresponding bonus amounts were paid by Patriot for the period November 1, 2007 to December 31, 2007. Factors considered in determining the amount of the discretionary portion of the award (40% of the award) to each named executive officer related primarily to the spin-off and included (i) maintenance of normal course of business with regard to safety and productivity at coal mining operations, (ii) effective communication and transition activities with customers, vendors, regulators, lenders and other stakeholders, (iii) securing appropriate levels of staffing for the new organization and successful relocation to the new corporate headquarters and (iv) maintaining effective communications and relations with employees throughout the transition. Performance against these discretionary goals was assessed by Patriot’s Compensation Committee in January 2008. In determining the discretionary portion of the award for 2007, Patriot’s Chief Executive Officer made recommendations to the Compensation Committee for the other named executive officers, but final determinations were made by the Compensation Committee in its discretion. Patriot’s Compensation Committee, together with the other independent members of the Board of Directors, determined and approved the discretionary portion of the Chief Executive Officer’s 2007 incentive award for the two months ended December 31, 2007.

Long-Term Incentives

Prior to the spin-off, Peabody, as Patriot’s sole stockholder, approved and Patriot’s Board of Directors adopted, Patriot’s long-term incentive plan. The long-term incentive plan provides opportunities for key executives to earn payments based upon successful achievement of pre-established long-term (greater than one year) objectives, increase in Patriot’s stock price and service with Patriot. The one-time long-term incentive awards awarded in connection with the spin-off have terms specifically aimed at long-term retention, in addition to achievement of certain financial objectives discussed on page [     ] of this proxy statement/prospectus. Other than on death, disability or a change of control of Patriot, the time-based equity components of the one-time long-term incentive awards granted in connection with the spin-off will not vest prior to the fifth-year anniversary of their date of grant. In addition, the performance-based component of the one-time long-term incentive awards only vest if performance metrics are achieved and are otherwise forfeited, including for terminations of employment as a result of death, disability or a change of control. These vesting schedules are not commonplace and were designed to reinforce the commitment of the named executive officers to Patriot as a stand-alone public company.

One-Time Long-Term Incentive Awards

Upon consummation of the spin-off, a long-term incentive opportunity was granted to each of the named executive officers through a one-time award of stock options and restricted stock units. The targeted value of these awards was split evenly between stock options and restricted stock units.

The purpose of the initial long-term incentive grants is to:

•	Build commitment to Patriot and promote retention during the transition period following the spin-off;

•	Align executive and stockholder interests;

•	Make a substantial portion of each named executive officer’s compensation directly contingent on future stock price appreciation; and

•	Complement the other components of Patriot’s compensation program and provide competitive total compensation opportunities.

Stock Options

Initial awards were made as of November 1, 2007 in the form of nonqualified stock options. The stock options were granted at an exercise price equal to the closing market price of Patriot’s common stock as reported on the New York Stock Exchange on the date of grant. Accordingly, those stock options will have intrinsic value to employees only if the market price of Patriot’s common stock increases after that date. Patriot uses a Black-Scholes valuation model to establish the expected value of all stock option grants.

The initial grant of stock options vest 50% on the fifth anniversary of the grant date, 25% on the sixth anniversary of the grant date and 25% on the seventh anniversary of the grant date. The options will immediately vest upon a change of control of Patriot or upon the holder’s death or disability. If the holder’s employment terminates for reasons other than death or disability, all unvested stock options will be forfeited. Stock options will expire ten years from the date of grant or following specified periods upon termination of employment, if earlier.

Restricted Stock Units

In connection with the spin-off, initial awards of time-vested restricted stock units were granted, on November 1, 2007, each representing one share of Patriot common stock. If certain super-performance metrics (described below) are met, additional restricted stock units may be earned. The award will time vest as follows and will be payable in shares of Patriot’s common stock: 50% on the fifth anniversary of the grant date, 25% on the sixth anniversary of the grant date and 25% on the seventh anniversary of the grant date. Any additional restricted stock units will be payable subject to the achievement of performance goals at the conclusion of the vesting periods ended December 31, 2012, December 31, 2013 and December 31, 2014. Upon a change of control of Patriot or the holder’s death, or disability, the vesting of the time-vested restricted stock units will accelerate. If the holder’s employment terminates for any other reason, all unvested restricted stock units will be forfeited. The restricted stock units subject to the super-performance conditions do not accelerate vest for any reason, including change of control, or the holder’s death or disability.

If the following performance metrics are met on each of the vesting dates, additional restricted stock units may be earned as follows:

•	Fifth anniversary of the grant date: 50% of the initial award time vests with an opportunity to earn up to 1.5 x 50% of the initial award if the super-performance metrics are achieved;

•	Sixth anniversary of the grant date: 25% of the initial award time vests with an opportunity to earn up to 3.0 x 25% of the initial award if the super-performance metrics are achieved; and

•	Seventh anniversary of the grant date: 25% of the initial award time vests with an opportunity to earn up to 4.0 x 25% of the initial award if the super-performance metrics are achieved.

The super-performance metrics are designed to balance Patriot’s growth goals with financial stability and capital efficiency. The metrics used to measure these objectives are: Adjusted EBITDA, Return on Invested Capital and a Leverage ratio. Each is equally weighted in determining payouts, if any.

The percentage of achievement as of the vesting dates for each year is determined as follows and is based on the targets outlined in the chart below:

•	The percentage of the Adjusted EBITDA goal achieved multiplied by 1/3, plus

•	The percentage of the ROIC goal achieved multiplied by 1/3, plus

•	The percentage of the Leverage goal achieved, multiplied by 1/3.

One-Time Long-Term Incentive Award

Super-Performance Grid

	Achievement	December 31,	December 31,	December 31,
	%	2012	2013	2014
		($ in millions)

Cumulative Adjusted EBITDA Goal (1/3 weight)	25%	$798.5	$1,028.5	$1,281.5
	62.5%	$871.1	$1,122.0	$1,398.0
	100%	$943.6	$1,215.5	$1,514.5
ROIC Goal (1/3 weight)	25%	12%	12%	12%
	62.5%	14%	14%	14%
	100%	16%	16%	16%
Leverage Goal (1/3 weight)	25%	< 2.50	< 2.50	< 2.50
	62.5%	< 2.00	< 2.00	< 2.00
	100%	< 1.50	< 1.50	< 1.50

Achievement between the 25% and 100% levels illustrated above will be interpolated, but achievement less than the 25% level for any goal will result in 0% vesting for that goal. Additionally, 100% achievement is the maximum level of vesting (i.e. achievement in excess of 100% does not result in vesting greater than 100%).

Peabody determined that the grant levels for the spin-off were in line with typical market practices for similar transactions, and they provide a significant equity stake in Patriot to key executives. Pursuant to their respective employment agreements, the named executive officers received, in connection with the spin-off, a one-time long-term incentive grant as follows:

		Restricted
	Stock	Stock
Name	Options (#)	Units (#)

Richard M. Whiting	186,425	79,335
Mark N. Schroeder	55,810	23,751
Jiri Nemec	55,810	23,751
Charles A. Ebetino, Jr.	55,810	23,751
Joseph W. Bean	31,450	13,384

The Cumulative Adjusted EBITDA performance measure is a key metric in assessing operating performance and is also an indicator of Patriot’s ability to meet debt service and capital expenditure requirements. Adjusted EBITDA is defined as net income (loss) before deducting net interest expense, income taxes, minority interests, asset retirement obligation expense and depreciation, depletion and amortization.

The Return on Invested Capital is intended to measure financial stability over the five, six and seven year periods and will be calculated as follows:

•	For the five-year measurement period ending December 31, 2012: Five-year cumulative Adjusted EBITDA divided by the five-year (2008-2012) Total Invested Capital amount.

•	Total Invested Capital includes total debt, total stockholder’s equity and legacy liabilities.

•	For the six-year measurement period ending December 31, 2013: Six-year cumulative Adjusted EBITDA divided by the six-year (2008-2013) Total Invested Capital amount.

•	For the seven-year measurement period ending December 31, 2014: Seven-year cumulative Adjusted EBITDA divided by the seven-year (2008-2014) Total Invested Capital amount.

The Leverage ratio will be calculated as debt divided by EBITDA and will be measured as of December 31, 2012, December 31, 2013 and December 31, 2014.

Annual Long-Term Incentive Grants

A long-term incentive opportunity is available to each of Patriot’s named executive officers and certain other key employees through annual awards and is designed to be competitive and based on actual Patriot performance. The first of these annual awards was granted to the named executive officers in the form of restricted shares that will cliff vest three years from November 1, 2007. Restricted stock is designed to attract and retain the executive team, align executive and stockholder interests, and provide executives with stock ownership in Patriot. The timing, form and amount of future annual awards will be determined by Patriot’s Compensation Committee and, with respect to the Chief Executive Officer, the independent members of the Board of Directors. Under the terms of their respective employment agreements, the named executive officers received annual long-term incentive awards with a value at least equal to the percentage of their base salaries set forth below:

	As a %	Restricted
Name	of Salary	Stock (#)

Richard M. Whiting	250%	46,667
Mark N. Schroeder	120%	12,000
Jiri Nemec	175%	17,500
Charles A. Ebetino, Jr.	120%	12,000
Joseph W. Bean	75%	5,500

The shares will immediately vest upon a change of control of Patriot or upon the holder’s death or disability. If the holder’s employment is terminated for reasons other than death or disability, all unvested restricted shares will be forfeited.

Retirement Benefits

Defined Contribution Plan

Patriot maintains a defined contribution retirement plan and other health and welfare benefit plans for its employees. Named executive officers participate in these plans on the same terms as other eligible employees, subject to any legal limits on the amounts that may be contributed by or paid to executives under the plans.

Excess Defined Contribution Retirement Plan

Patriot maintains one excess defined contribution plan that provides retirement benefits to executives whose pay exceeds legislative limits for qualified benefit plans, which includes the named executive officers.

Other Benefits Provided by Patriot

The named executive officers receive the same welfare and fringe benefits as all other employees of Patriot.

Perquisites

Patriot does not provide any perquisites in excess of $10,000 per individual per year to its named executive officers or other senior executives.

Policy on Grant of Equity-Based Compensation

In January 2008, the Committee approved a policy for granting equity-based compensation. The Committee makes grants of equity-based compensation to attract, motivate, compensate and retain executives and other key employees and to align their interests with the interests of stockholders. The timing of grants of equity-based compensation is designed to achieve these purposes. The following describes the regular process for making grants.

At the regularly scheduled meeting of the Compensation Committee of the Board of Directors held in December of each year, the Committee reviews the performance of Patriot and senior management during the fiscal year. Based upon that review and such other factors as the Committee determines are relevant, including the recommendations of the Committee’s compensation consultant, the Committee grants equity-based compensation to senior management by approving either (i) the terms of specific grants or (ii) a specific formula for determination of the terms of the grants. Such grants are made effective the first business day in January of the following year and may be determined based on the closing price of Patriot’s common stock as reported on the New York Stock Exchange (or the principal stock exchange or market on which the Common Stock is then traded) on such day or the last preceding day on which a sale was reported (“the fair market value”).

The Compensation Committee also approves all grants of equity-based compensation to newly-hired or promoted eligible employees, or made under or in connection with retention agreements or for other valid business purposes, that were not made at the foregoing scheduled meeting of the Committee. Such grants must be approved at a regular or special meeting of the Committee that occurs on or prior to the date on which the award is considered to be granted.

All stock options must be granted at an option price not less than the fair market value. The grant date of any award is the date of the meeting of the Committee approving the grant or, if so approved by the Committee and reflected in the minutes of such meeting, any later date the Committee approves.

Stock Ownership Guidelines

Stock Ownership Guidelines

Both Management and the Board of Directors believe Patriot’s executives should acquire and retain a significant amount of Patriot Common Stock in order to further align their interests with those of stockholders.

Under Patriot’s share ownership guidelines, the Chief Executive Officer is encouraged to acquire and retain Patriot stock having a value equal to at least five times his or her base salary. Other named executive officers are encouraged to acquire and retain Patriot stock having a value equal to at least three times their base salary. All such executives are encouraged to meet these ownership levels within five years after assuming their executive positions.

The following table summarizes the named executive officers’ ownership of Patriot Common Stock as of December 31, 2007.

Named Executive Officer Stock Ownership

			Ownership
	Share	Share	Guidelines,		Ownership
	Ownership	Ownership	Relative to		Relative to
Name	(#)(1)	($)(2)	Base Salary		Base Salary

Richard M. Whiting(3)	160,046	6,680,320	5	x	9.5	x
Mark N. Schroeder(4)	42,256	1,763,765	3	x	4.7	x
Jiri Nemec(5)	45,036	1,879,803	3	x	5.0	x
Charles A. Ebetino, Jr.(6)	40,602	1,694,727	3	x	4.5	x
Joseph W. Bean(7)	22,095	922,245	3	x	3.4	x

(1)	Includes shares acquired as a result of Peabody’s spin-off of Patriot through a stock dividend; through the open market, time-vested restricted stock granted on November 1, 2007, through the Annual Long-Term Incentive Award and time-vested restricted stock units through the Extended Long-Term Incentive Award.

(2)	Calculated based on Patriot’s closing market price per share on the last trading day of 2007, $41.74.

(3)	Includes 79,334 time-vested restricted stock units granted to Mr. Whiting on November 1, 2007 under the terms of his Extended Long-Term Incentive Award.

(4)	Includes 23,750 time-vested restricted stock units granted to Mr. Schroeder on November 1, 2007 under the terms of his Extended Long-Term Incentive Award.

(5)	Includes 23,750 time-vested restricted stock units granted to Mr. Nemec on November 1, 2007 under the terms of his Extended Long-Term Incentive Award.

(6)	Includes 23,750 time-vested restricted stock units granted to Mr. Ebetino, Jr. on November 1, 2007 under the terms of his Extended Long-Term Incentive Award.

(7)	Includes 13,384 time-vested restricted stock units granted to Mr. Bean on November 1, 2007 under the terms of his Extended Long-Term Incentive Award.

Deductibility of Compensation Expenses

Pursuant to Section 162(m) under the Code, certain compensation paid to executive officers in excess of $1 million is not tax deductible, except to the extent such excess constitutes performance-based compensation. While Patriot is operating under transition rules under Section 162(m) until its 2009 annual meeting, its Committee has and will continue to carefully consider the impact of Section 162(m) when establishing incentive compensation plans and making awards. At the same time, the Committee considers its primary goal to design compensation strategies that further the economic interests of Patriot and its stockholders. In certain cases, the Compensation Committee may determine that the amount of tax deductions lost is insignificant when compared to the potential opportunity a compensation program provides for creating stockholder value. The Compensation Committee therefore retains the ability to evaluate the performance of Patriot’s executive officers and to pay appropriate compensation, even if it may result in the non-deductibility of certain compensation.

Summary Compensation Table

The following table summarizes the total compensation paid to the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers for their service to Patriot for the period November 1, 2007 through December 31, 2007.

							Change in
							Pension Value
							and Non-
							Qualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)	($)(2)	($)(2)	($)(3)	($)(4)	($)(5)	($)

Richard M. Whiting(1)	2007	116,667	—	182,993	79,303	125,413	—	8,397	512,772
President & Chief Executive Officer
Mark N. Schroeder(1)	2007	62,500	—	50,800	23,741	53,748	—	4,538	195,326
Senior Vice President & Chief Financial Officer
Jiri Nemec(1)	2007	62,500	—	61,914	23,741	37,702	—	4,538	190,395
Senior Vice President & Chief Operating Officer
Charles A. Ebetino, Jr.(1)	2007	62,500	—	50,800	23,741	51,708	—	4,668	193,416
Senior Vice President - Corporate Development
Joseph W. Bean(1)	2007	45,833	—	26,076	13,378	29,562	—	3,286	118,135
Senior Vice President, General Counsel & Secretary

(1)	Each of the above-named executives began employment with Patriot effective with the November 1, 2007 spin-off. Therefore, the amounts reflected in the Summary Compensation Table represent compensation for the period November 1, 2007 to December 31, 2007.

(2)	Long-term incentive awards to the named executive officers consist of restricted stock and restricted stock units (reflected in the “Stock Award” column above) and stock options (reflected in the “Option Awards” column above). The value of stock awards and option awards is the compensation charge dollar amount recognized for financial statement reporting purposes for 2007 in accordance with FAS 123R. The grant date fair value of stock awards and option awards for financial statement reporting purposes in accordance with FAS 123R is included in the Grants of Plan-Based Awards Table on page [ ] of this proxy statement/prospectus. A discussion of the relevant fair value assumptions is set forth in Note 22 to Patriot’s consolidated financial statements on pages [[E]-33 through [E]-35] of this proxy statement/prospectus. Patriot cautions that the amount ultimately realized by the named executive officers from the stock and option awards will likely vary based on a number of factors, including Patriot’s actual operating performance, stock price fluctuations and the timing of exercises (in the case of options only) and sales.

(3)	The material terms of these awards are described under the caption “Annual Incentive Plan” in the Compensation Discussion and Analysis section on page [ ] of this proxy statement/prospectus.

(4)	Patriot does not have a pension plan or a deferred compensation plan.

(5)	Amounts included in this column are described in the All Other Compensation Table on page [ ] of this proxy statement/prospectus.

All Other Compensation

The following table sets forth detail of the amounts reported in the All Other Compensation column of the Summary Compensation Table.

			Annual
			401(K)
			Matching and
		Group Term	Performance
		Life Insurance	Contributions	Total
Name	Year	($)	($)	($)

Richard M. Whiting	2007	207	8,190	8,397
Mark N. Schroeder	2007	150	4,388	4,538
Jiri Nemec	2007	150	4,388	4,538
Charles A. Ebetino, Jr.	2007	280	4,388	4,668
Joseph W. Bean	2007	68	3,218	3,286

Grants of Plan-Based Awards in 2007

The following table sets forth information concerning the grant of plan-based awards to each of Patriot’s named executive officers for the period November 1, 2007 through December 31, 2007. Each named executive officer received restricted stock, restricted stock units and stock option awards on November 1, 2007.

								Equity
								Incentive	All Other	All	All Other
								Plan	Stock	Other	Option	Exercise
								Awards:	Awards:	Stock	Awards:	or Base	Option
								Grant	Number of	Awards:	Number of	Price of	Awards:
		Estimated Possible Payouts			Estimated Future Payouts			Date	Shares of	Grant	Securities	Option	Grant
		Under Non-Equity Incentive Plan Awards			Under Equity Incentive Plan Awards(1)			Fair	Stock or	Date Fair	Underlying	Awards	Date Fair
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Value	Units	Value	Options	($/Sh)	Value
Name	Date	($)	($)	($)	(#)	(#)	(#)	($)(2)	(#)(3)	($)(2)	(#)(2)(4)	(2)(5)	($)(2)

Richard M. Whiting	11/1/2007	58,333	116,667	204,167
	11/1/2007				79,334	79,334	198,334	2,999,802
	11/1/2007								46,667	1,697,512
	11/1/2007										186,425	37.50	2,682,458
Mark N. Schroeder	11/1/2007	25,000	50,000	87,500
	11/1/2007				23,750	23,750	59,375	898,047
	11/1/2007								12,000	436,500
	11/1/2007										55,810	37.50	803,047
Jiri Nemec	11/1/2007	25,000	50,000	87,500
	11/1/2007				23,750	23,750	59,375	898,047
	11/1/2007								17,500	636,563
	11/1/2007										55,810	37.50	803,047
Charles A. Ebetino, Jr.	11/1/2007	25,000	50,000	87,500
	11/1/2007				23,750	23,750	59,375	898,047
	11/1/2007								12,000	436,500
	11/1/2007										55,810	37.50	803,047
Joseph W. Bean	11/1/2007	13,750	27,500	48,125
	11/1/2007				13,384	13,384	33,460	506,083
	11/1/2007								5,500	200,063
	11/1/2007										31,450	37.50	452,532

(1)	The restricted stock unit awards are included in the “Estimated Future Payouts Under Equity Incentive Plan Awards” column above. Performance unit awards granted in 2007 will be earned based on achievement of performance objectives for the period November 1, 2007 to December 31, 2012, November 1, 2007 to December 31, 2013 and November 1, 2007 to December 31, 2014. The material terms of these awards, including payout formulas, are described under the caption “Restricted Stock Units” in the Compensation Discussion and Analysis section on page [ ] of this proxy statement/prospectus.

(2)	The value of stock awards, option awards and restricted stock unit awards is the grant date fair value determined under FAS 123R for financial statement reporting purposes. A discussion of the relevant fair value assumptions is set forth in Note 22 to Patriot’s consolidated financial statements on pages [[E]-33 through [E]-35] of this proxy statement/prospectus. Patriot cautions that the amount ultimately realized by the named executive officers from the stock, unit and option awards will likely vary based on a number of factors, including Patriot’s actual operating performance, stock price fluctuations and the timing of exercises (in the case of options only) and sales.

(3)	Restricted stock awards are reflected in the “All Other Stock Awards” column above. Restricted stock cliff vests on the third anniversary of the date of grant.

(4)	The options vest fifty percent on the fifth anniversary of the date of grant, 25% on the sixth anniversary of the grant date and the remaining 25% on the seventh anniversary of the grant date. Other material terms of these awards are described under the caption “Stock Options” in the Compensation Discussion and Analysis section on page [ ] of this proxy statement/prospectus.

(5)	The exercise price for all options is equal to the closing market price per share of Patriot’s Common Stock on the date of grant.

Outstanding Equity Awards At 2007 Fiscal Year End

The following table sets forth detail about the outstanding equity awards for each of the named executive officers as of December 31, 2007. Patriot cautions that the amount ultimately realized by the named executive officers from the outstanding equity awards will likely vary based on a number of factors, including Patriot’s actual operating performance, stock price fluctuations and the timing of exercises and sales.

All unexercisable options and unvested shares or units of stock reflected in the table below are subject to forfeiture by the holder if the holder terminates employment without good reason (as defined in the holder’s employment agreement).

						Stock Awards
											Equity
											Incentive
									Equity		Plan Awards:
									Incentive Plan		Market or
									Awards:		Payout
	Option Awards							Market	Number of		Value of
	Number of	Number of				Number		Value of	Unearned		Unearned
	Securities	Securities				of Shares		Shares or	Shares, Units		Shares,
	Underlying	Underlying				or Units		Units of	or Other		Units or Other
	Unexercised	Unexercised		Option		of Stock		Stock That	Rights That		Rights That
	Options	Options		Exercise	Option	That Have		Have Not	Have Not		Have Not
	(#)	(#)		Price	Expiration	Not Vested		Vested	Vested		Vested
Name	Exercisable	Unexercisable		($)	Date	(#)		($)(1)	(#)(2)		($)(3)

Richard M. Whiting									198,334	(6)	8,278,461
						46,667	(5)	1,947,881
		186,425	(4)	37.50	11/1/2017

Total		186,425				46,667		1,947,881	198,334		8,278,461

Mark N. Schroeder									59,375	(6)	2,478,313
						12,000	(5)	500,880
		55,810	(4)	37.50	11/1/2017

Total		55,810				12,000		500,880	59,375		2,478,313

Jiri Nemec									59,375	(6)	2,478,313
						17,500	(5)	730,450
		55,810	(4)	37.50	11/1/2017

Total		55,810				17,500		730,450	59,375		2,478,313

Charles A. Ebetino, Jr.									59,375	(6)	2,478,313
						17,500	(5)	730,450
		55,810	(4)	37.50	11/1/2017

Total		55,810				17,500		730,450	59,375		2,478,313

Joseph W. Bean									33,460	(6)	1,396,620
						5,500	(5)	229,570
		31,450	(4)	37.50	11/1/2017

Total		31,450				5,500		229,570	33,460		1,396,620

(1)	The market value was calculated based on the closing market price per share of Patriot’s Common Stock on the last trading day of 2007, $41.74 per share.

(2)	The number of restricted stock units disclosed includes both the time-vested and performance-based awards and is based on the assumption that all super-performance goals were achieved.

(3)	The payout value was calculated based on the closing market price per share of Patriot’s Common Stock on the last trading day of 2007, $41.74 per share, and the assumption that all time-based awards vest and all super performance goals were achieved.

(4)	The options were granted on November 1, 2007 and vest 50 percent on the fifth anniversary of the date of grant, 25 percent on the sixth anniversary of the grant date and the remaining 25 percent on the seventh anniversary of the grant date.

(5)	The restricted stock was granted on November 1, 2007 and cliff vests on November 1, 2010.

(6)	The restricted stock units were granted on November 1, 2007 and vest 50 percent on the fifth anniversary of the date of grant, 25 percent on the sixth anniversary of the grant date and the remaining 25 percent on the seventh anniversary of the grant date, with opportunities to earn additional units if super-performance targets are achieved by December 31, 2012, December 31, 2013 and December 31, 2014. The super-performance targets are described under “One-Time Long-Term Incentive Awards” in the Compensation Discussion and Analysis on page [ ] of this proxy statement/prospectus.

Options Exercised and Stock Vested In 2007

None of the named executive officers exercised any stock options or had any stock awards that vested during 2007.

Potential Payments Upon Termination or Change of Control

In connection with the spin-off and in consultation with Mercer, Patriot entered into employment agreements with each of Patriot’s named executive officers and with certain other key executives. The terms of those agreements, including the provision of post-termination benefits, as described in detail below, were structured to attract and retain persons believed to be key to Patriot’s success as well as be competitive with compensation practices for executives in similar positions at companies of similar size and complexity.

The Chief Executive Officer’s employment agreement will extend from day-to-day so that there is at all times remaining a term of three years. Following a termination without cause or resignation for good reason, the Chief Executive Officer would be entitled to a payment equal to three years’ base salary and three times the higher of (1) the target annual bonus for the year of termination or (2) the average of the actual annual bonuses Patriot paid in respect of the three prior years. One-third of this severance payment would be payable in twelve equal monthly installments commencing on the date of termination, with the remainder payable in a lump sum on the first anniversary of termination. Upon termination, the CEO would also be entitled to a one-time prorated bonus for the year of termination (based on Patriot’s actual performance for that year multiplied by a fraction, the numerator of which is the number of calendar days he was employed during the year of termination, and the denominator of which is the total number of calendar days during that year), payable when bonuses, if any, are paid to other executives. He would also be entitled to receive qualified and nonqualified retirement, life insurance, medical and other benefits for three years following termination. If the CEO is terminated without cause or resigns for good reason following a change of control, he would be entitled to all benefits described above, and all outstanding equity awards would accelerate as a result of the change of control and would not be forfeited upon subsequent termination of the CEO’s employment. If the CEO is terminated without cause or resigns for good reason absent a change of control, he would be entitled to all benefits described above, but all outstanding unvested equity awards would not accelerate and would be forfeited.

The employment agreements for the Senior Vice President & Chief Operating Officer and the Senior Vice President & Chief Financial Officer will extend from day-to-day so that there is at all times a remaining term of one year. Following a termination without cause or resignation for good reason, each would be entitled to a payment equal to one year of base salary plus (1) the target annual bonus for the year of termination or (2) the average of the actual annual bonuses Patriot paid in respect of the three prior years. This amount would be payable in twelve equal monthly installments commencing on the date of termination. In addition, each would be entitled to a one-time prorated bonus for the year of termination (based on Patriot’s actual performance for that year multiplied by a fraction, the numerator of which is the number of calendar days the executive officer was employed during the year of termination, and the denominator of which is the total number of calendar days during that year), payable when bonuses, if any, are paid to Patriot’s other executives. Each of these officers would also be entitled to receive qualified and nonqualified retirement, life insurance, medical and other benefits for one year following termination. If any of these officers is terminated without cause or resigns for good reason following a change of control, he would be entitled to all benefits described above, and all outstanding equity awards would accelerate as a result of the change of control and would not be forfeited upon subsequent termination of any of these officer’s employment. If any of these officers is terminated without cause or resigns for good reason absent a change of control, he would be entitled to all benefits described above, but all outstanding unvested equity awards would not accelerate and would be forfeited.

The employment agreements for the other named executive officers will have an initial two-year term. During the initial two-year term, following a termination without cause or resignation for good reason, each would be entitled to a payment equal to the product of (1) one year of base salary plus the greater of (a) the target annual bonus for the year of termination or (b) the average of the actual annual bonuses Patriot paid in respect of the three prior years, multiplied by (2) the greater of (a) one or (b) the number of calendar days following the termination date remaining in the initial two-year term divided by 365. In addition, the other named executive officers would be entitled to a one-time prorated bonus for the year of termination (based on Patriot’s actual performance for that year multiplied by a fraction, the numerator of which is the number of calendar days the executive officer was employed during the year of termination, and the denominator of which is the total number of calendar days during that year), payable when bonuses, if any, are paid to Patriot’s other executives. Each other named executive officer would also be entitled to receive qualified and nonqualified retirement, life insurance, medical and other benefits for the greater of one year following the date of termination or the remainder of the agreement’s initial two-year term. If the other named executive officer is terminated without cause or resigns for good reason following a change of control during the term of the employment agreement, he would be entitled to all benefits described above, and all outstanding equity awards would accelerate as a result of the change of control and would not be forfeited upon subsequent termination of any of these named executive officer’s employment. If any of these other named executive officers is terminated without cause or resigns for good reason absent a change of control, he would be entitled to all benefits described above, but all outstanding unvested equity awards would not accelerate and would be forfeited.

If an employment agreement for any of the other named executive officers is not extended by mutual consent of the parties, the executive will no longer be entitled to receive any special termination benefits; provided, however, if that executive is thereafter terminated by Patriot other than for cause, disability or death, he would be entitled to receive a one-year severance payment, pro-rated bonus and continuation benefits for one year as described above.

If any of the named executive officers is terminated for cause or resigns without good reason, the compensation due to that officer would only include accrued but unpaid salary and payment of accrued and vested benefits and unused vacation time. If that officer is terminated due to death or disability, he would be entitled to receive accrued but unpaid salary and payment of accrued and vested benefits and unused vacation time. He also would receive a pro-rated bonus for the year of termination, as described above.

Under all executives’ employment agreements, Patriot would not be obligated to provide any benefits under tax qualified plans that are not permitted by the terms of each plan or by applicable law or that could jeopardize the plan’s tax status. Continuing benefit coverage would terminate to the extent an executive is offered or obtains comparable coverage from any other employer. The employment agreements will provide for confidentiality during and following employment, and will include noncompetition and nonsolicitation covenants that will be effective during and for one year following employment. If an executive breaches any of his or her confidentiality, noncompetition or nonsolicitation covenants, the executive will forfeit any unpaid amounts or benefits. To the extent that excise taxes are incurred by an executive as a result of “excess parachute payments,” as defined by IRS regulations, Patriot will pay additional amounts so that the executive would be in the same financial position as if the excise taxes were not incurred.

Under the executives’ employment agreements, “Good reason” is defined as (i) a reduction by Patriot in the executive’s base salary, (ii) a material reduction in the aggregate program of employee benefits and perquisites to which the executive is entitled (other than a reduction that generally affects all executives), (iii) a material decline in the executive’s bonus or long-term incentive award opportunities, (iv) relocation of the executive’s primary office by more than 50 miles from the location of the executive’s primary office in Saint Louis, Missouri or (v) any material diminution or material adverse change in the executive’s title, duties, responsibilities or reporting relationships. Resignation “without good reason” is not only voluntary termination by the employee, but also any other reason that is not included in the definition of good reason.

Under the executives’ employment agreements, a “change of control” is defined as (a) a person (with certain exceptions) becoming the direct or indirect beneficial owner of securities of Patriot representing 50% or more of the combined voting power of Patriot, (b) if, during any period of twelve months, the constitution of Patriot’s Board of Directors changes such that individuals who were directors at the beginning of that period, and new directors (other than directors nominated by a person who has entered into an agreement with Patriot that would constitute a “change of control” or by any person who has announced an intention to take or to consider taking actions which if consummated would constitute a “change of control”) whose election by Patriot’s Board of Directors or nomination for election by Patriot’s stockholders was approved by a vote of Patriot’s stockholders or at least three-fourths of Patriot’s directors who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, cease to constitute a majority of Patriot’s Board of Directors, (c) the consummation of any merger, consolidation, plan of amalgamation, reorganization or similar transaction or series of transactions in which Patriot is involved, unless the stockholders of Patriot immediately prior thereto continue to own more than 50% of the combined voting power of Patriot or the surviving entity in substantially the same proportions or (d) the consummation of a sale or disposition by Patriot of all or substantially all of its assets (with certain exceptions).

In connection with the spin-off, Patriot also entered into an employment agreement with Irl F. Engelhardt to serve as Chairman of the Board and Executive Advisor at a base salary of $250,000 per year and a target annual bonus of 50 percent of base salary. He also received a one time grant of restricted shares valued at $650,000 based on the fair market value of Patriot’s common stock on the date of the spin-off. The restricted stock cliff vests three years from the date of the grant and will accelerate vest upon death, disability or a change of control (as defined above). Mr. Engelhardt’s agreement has a term expiring December 31, 2010, which may be extended by mutual agreement. Patriot may only terminate his employment as Executive Advisor for cause, disability or death. The Board of Directors may terminate his service as Chairman of the Board at any time for any reason. Mr. Engelhardt may terminate his employment at any time; however, if he terminated employment for good reason, he would be entitled to his base salary through December 31, 2010, a one-time prorated bonus for the year of termination (based on Patriot’s actual performance multiplied by a fraction, the numerator of which is the number of business days he was employed during the year of termination, and the denominator of which is the total number of business days during that year), payable when bonuses, if any, are paid to other executives. He would also receive qualified and nonqualified retirement, life insurance, medical and other benefits through December 31, 2010.

For purposes of Mr. Engelhardt’s agreement, “good reason” is defined as (i) reduction by Patriot in the executive’s base salary, (ii) a material reduction in the aggregate program of employee benefits and perquisites to which the executive is entitled (other than a reduction that generally affects all executives), or (iii) any material diminution or material adverse change in the executive’s title, duties, responsibilities or reporting relationship as Executive Advisor. The removal of Mr. Engelhardt as Chairman of the Board will not constitute good reason. If Mr. Engelhardt is terminated for cause or resigns without good reason, the compensation due would only include accrued but unpaid salary and payment of accrued and vested benefits and unused vacation time. If Mr. Engelhardt is terminated due to death or disability, he would be entitled to receive accrued but unpaid salary and payment of accrued and vested benefits and unused vacation time. He also would receive a pro-rated bonus for the year of termination, as described above. Resignation “without good reason” is not only voluntary termination by Mr. Engelhardt, but also any other reason that is not included in the definition of good reason.

In structuring the terms of Mr. Engelhardt’s employment agreement, Peabody’s Compensation Committee considered his extensive experience and relationships in the coal industry, and designed a compensation package it believed necessary to retain his services for the benefit of Patriot and its stockholders. In consultation with the independent compensation consultant and based on its assessment of Mr. Engelhardt’s future contributions to Patriot, the Committee deemed the magnitude and structure of Mr. Engelhardt’s employment agreement to be appropriate and recommended it to Peabody’s Board of Directors (acting as Patriot’s Board of Directors prior to the spin-off) for approval. Peabody’s Board of Directors, excluding Mr. Engelhardt, who was Chairman at the time, approved Mr. Engelhardt’s employment agreement based on the Compensation Committee’s recommendation.

The tables below reflect the amount of compensation that would have been payable to each of the named executive officers in the event of termination of such executives’ employment, per the terms of their employment agreements and long-term incentive agreements. The amount of compensation payable to each named executive officer upon Retirement, “For Cause” Termination, Death or Disability, Voluntary Termination, Involuntary Termination “Without Cause” or “For Good Reason”, and Involuntary Termination as a Result of Change of control is shown below. The amounts shown assume that termination was effective as of

December 31, 2007, and are estimates of the amounts that would have been paid to the executives upon their termination. The actual amounts that would be payable can be determined only at the time of the executives’ termination.

Estimated Incremental Value Upon Termination

					Involuntary
					Termination	Involuntary
					“Without Cause”	Termination as a
		“For Cause”	Death or	Voluntary	or ‘‘For Good	Result of Change
	Retirement	Termination	Disability	Termination	Reason”	in Control
Name	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)(6)

Richard M. Whiting	—	134,038	6,883,762	134,038	5,223,492	11,273,216
Mark N. Schroeder	—	0	2,028,839	0	1,011,057	3,437,606
Jiri Nemec	—	39,276	2,297,685	39,276	1,053,684	3,012,093
Charles A. Ebetino, Jr.	—	0	2,028,839	0	1,608,161	4,401,583
Joseph W. Bean	—	0	1,086,566	0	1,030,552	2,604,734

(1)	None of the named executive officers was eligible for retirement (age 55, with 5 years of service) as of December 31, 2007.

(2)	“For Cause” means (i) any material and uncorrected breach by the executive of the terms of their employment agreement, including but not limited to engaging in disclosure of secret or confidential information, (ii) any willful fraud or dishonesty of the executive involving the property or business of Patriot, (iii) a deliberate or willful refusal or failure to comply with any major corporate policies which are communicated in writing or (iv) the executive’s conviction of, or plea of no contest to any felony if such conviction shall result in imprisonment. Compensation payable to an executive would include only accrued but unused vacation.

(3)	For all named executive officers, compensation payable upon Death or Disability would include a) accrued but unused vacation, b) prorated annual incentive for year of termination, c) 100% payout of the time-vested portion of outstanding restricted stock units, and d) the value an executive could realize as a result of the accelerated vesting of any unvested stock option awards and restricted stock, per the terms of the executive’s respective grant agreements. For 2007, the prorated annual incentive was equal to 100% of the non-equity incentive plan compensation, as shown in the Summary Compensation Table on page [ ] of this proxy statement/prospectus, and payout of restricted stock units reflects the values for the 2007 restricted stock units as shown in the Outstanding Equity Awards Table on page [ ] of this proxy statement/prospectus. Amounts do not include life insurance payments in the case of death.

(4)	For all named executive officers, the compensation payable would include accrued but unused vacation.

(5)	For Mr. Whiting, the compensation payable would include a) severance payments of three times base salary, b) a payment equal to three times the higher of (1) the target annual incentive or (2) the average of the actual annual incentives paid in the three prior years, c) prorated annual incentive for year of termination, d) continuation of benefits for three years.

For Mr. Schroeder and Mr. Nemec, the compensation payable would include a) severance payments of one times base salary, b) a payment equal to one times the higher of (1) the target annual incentive or (2) the average of the actual annual incentives paid in the three prior years, c) prorated annual incentive for year of termination and d) continuation of benefits for one year.

For Mr. Ebetino and Mr. Bean, the compensation payable would include a) severance payments of 1.83 times (22 months) base salary, b) a payment equal to 1.83 times the higher of (1) the target annual incentive or (2) the average of the actual annual incentives paid in the three prior years, c) prorated annual incentive for year of termination and d) continuation of benefits for 22 months.

(6)	Reflects total estimate of compensation payable as a result of both a change of control and a termination of employment, as detailed in the Estimated Current Value of Change of Control Benefits Table on page [ ] of this proxy statement/prospectus. This includes the value of stock options, restricted stock and the time-vested portion of restricted stock units granted on November 1, 2007.

The named executive officers would be entitled to receive certain benefits upon a change of control of Patriot under the terms of their individual employment agreements and long-term incentive agreements. The actual value of these benefits would be known only if and when they become eligible for payment. The following table provides an estimate of the value that would have been payable to each named executive officer assuming a change of control of Patriot had occurred on December 31, 2007, including a gross-up for certain taxes in the event that any payment made in connection with the change of control was subject to the excise tax imposed by Section 4999 of the Code.

Estimated Current Value of Change of Control Benefits

			Accelerated Vesting of Unvested LTIP Awards
	Severance	Estimated Tax	($)(3)
	Amount	Gross Up	Restricted	Stock	Restricted Stock	Total
Name	($)(1)	($)(2)	Stock	Options	Units	($)

Richard M. Whiting	5,223,492	—	1,947,881	790,442	3,311,401	11,273,216
Mark N. Schroeder	1,011,057	697,710	500,880	236,634	991,325	3,437,606
Jiri Nemec	1,053,684	—	730,450	236,634	991,325	3,012,093
Charles A. Ebetino, Jr.	1,608,161	1,064,583	500,880	236,634	991,325	4,401,583
Joseph W. Bean	1,030,552	652,616	229,570	133,348	558,648	2,604,734

(1)	The severance amount is equal to the amount shown in the “Involuntary Termination ‘Without Cause’ or ‘For Good Reason’’’ column in the Estimated Incremental Value Upon Termination Table on page [ ] of this proxy statement/prospectus.

(2)	Includes excise tax, plus the effect of 35% federal income taxes, 6% state income taxes, and 1.45% FICA-HI taxes on the excise tax. Excise tax is equal to 20% times the excess parachute payment subject to excise tax. An excess parachute payment is triggered when the change of control amount is greater than the safe harbor amount (equal to 3x the base amount less $1; base amount is the average of the previous 5 years’ W-2 earnings); actual excess parachute payment is equal to the difference between the preliminary change of control amount and the base amount. The gross up calculation assumes no allocation of any amounts to the covenant not to compete provision in each executive’s employment agreement, notwithstanding that such allocation is permissible in certain circumstances under applicable tax rules. Such an allocation may have the effect of reducing or eliminating any gross up payment.

(3)	Reflects the value an executive could realize as a result of the accelerated vesting of any unvested stock option awards, based on the stock price on the last business day of 2007, $41.74. The value realized is not and would not be a liability of Patriot.

2007 Annual Compensation of Directors

Annual compensation of non-employee directors for 2007 was comprised of cash compensation, consisting of annual retainer and committee fees, and equity compensation, consisting of deferred stock units. Each of these components is described in more detail below. The total 2007 compensation of Patriot’s non-employee directors is shown in the following table.

Annual Board/Committee Fees

In 2007, non-employee directors received a pro-rata portion of an annual cash retainer of $60,000. Non-employee directors who served on more than one committee received an additional pro-rata portion of an annual $10,000 cash retainer. The Audit Committee Chairperson received an additional pro-rata portion of an annual $15,000 cash retainer, and the other Audit Committee members received additional pro-rata portions of annual $5,000 cash retainers. The Chairpersons of the Compensation and Nominating & Governance Committees each received an additional pro-rata portion of the annual $10,000 cash retainer.

Patriot pays travel and accommodation expenses of directors to attend meetings and other corporate functions. Directors do not receive meeting attendance fees.

Annual Equity Compensation

In 2007, non-employee directors received annual equity compensation valued at $65,000, awarded in the form of deferred stock units. Non-employee directors also received an initial deferred stock unit award valued at $75,000 upon joining the Board of Directors. Deferred stock unit awards will vest on the first anniversary of the grant date and will be distributed in common shares three years after grant. In the event of a change of control of Patriot (as defined in Patriot’s Long-Term Equity Incentive Plan), all restrictions related to the deferred stock units will lapse. The deferred stock units will provide for vesting in the event of death or disability or termination of service without cause with consent of Patriot’s Board of Directors.

Director Compensation

					Change in
					Pension Value
					and Non-
					qualified
	Fees Earned			Non-Equity	Deferred
	or Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)(1)(2)	($)	($)	($)	($)	($)

Chairman
Irl F. Engelhardt(3)	—	—	—	—	—	—	—
Non-Employee Directors
J. Joe Adorjan	35,000	23,338	—	—	—	—	58,338
B.R. Brown	35,000	23,338	—	—	—	—	58,338
John E. Lushefski	42,500	23,338	—	—	—	—	65,838
Michael M. Scharf	42,500	23,338	—	—	—	—	65,838
Robert O. Viets	42,500	23,338	—	—	—	—	65,838

(1)	The value of the deferred stock units was the 2007 compensation charge dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R. For all non-employee directors, the grant date fair values for deferred stock units determined under FAS 123R for financial reporting purposes was $60,000 for annual equity compensation and $75,000 for the initial award given upon joining the Board of Directors. A discussion of the relevant fair value assumptions is set forth in Note 22 to Patriot’s consolidated financial statements on pages [[E]-33 through [E]-35] of this proxy statement/prospectus. Patriot cautions that the amount ultimately realized by the non-employee directors from the deferred stock unit awards will likely vary based on a number of factors, including Patriot’s actual operating performance, stock price fluctuations and the timing of sales.

(2)	As of December 31, 2007, the aggregate number of deferred stock units outstanding for each non-employee director was as follows: Mr. Adorjan, 3,734; Mr. Brown, 3,734; Mr. Lushefski, 3,734; Mr. Scharf, 3,734; and Mr. Viets, 3,734.

(3)	Mr. Engelhardt, Chairman of the Board and Executive Advisor of Patriot, continues to serve as an executive officer of Patriot and receives a salary and other compensation pursuant to the terms of an employment agreement with Patriot, which is discussed in detail on page [ ] of this proxy statement/prospectus. He receives no additional compensation for serving as director.

Director Stock Ownership

Under Patriot’s share ownership guidelines for directors, directors are encouraged to acquire and retain Patriot stock having a value equal to at least three times their annual retainer. Directors are encouraged to meet these ownership levels within three years after joining the Board.

The following table summarizes the director ownership of Patriot Common Stock as of December 31, 2007.

			Ownership
			Guidelines,		Ownership
	Share	Share	Relative to		Relative to
	Ownership	Ownership	Annual Retainer		Annual Retainer
Name(1)	(#)(2)	($)(3)	(4)		(5)

Chairman
Irl F. Engelhardt	157,715	6,583,024	—		—
Non-Employee Directors
J. Joe Adorjan	3,734	155,857	3	x	2.6	x
B.R. Brown	4,453	185,868	3	x	3.1	x
John E. Lushefski	3,734	155,857	3	x	2.6	x
Michael M. Scharf	3,734	155,857	3	x	2.6	x
Robert O. Viets	5,334	222,641	3	x	3.7	x

(1)	Mr. Whiting’s stock ownership is shown on the Named Executive Officer Stock Ownership Table.

(2)	Includes shares acquired through open market purchases and deferred stock units granted on November 1, 2007 in accordance with the non-employee Board of Director compensation ownership guidelines.

(3)	Value is calculated based on the closing market price per share of Patriot’s Common Stock on the last trading day of 2007, $41.74.

(4)	Based on base annual retainer. For 2007, the base annual retainer was $60,000.

(5)	Represents current ownership, shown as a multiple of the base annual retainer of $60,000.

Compensation Committee

The members of the Compensation Committee are John E. Lushefski (Chair), B. R. Brown and J. Joe Adorjan. The Board of Directors has affirmatively determined that, in its judgment, all members of the Compensation Committee are independent under rules established by the New York Stock Exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF MAGNUM

The following table sets forth information as of March 26, 2008 with respect to persons or entities who are known to beneficially own more than 5% of Magnum’s outstanding common stock, each director of Magnum, each named executive officer of Magnum, and all directors and executive officers of Magnum as a group. As of the date of this proxy statement/prospectus, there were 156 record holders of Magnum common stock.

	Amount and
	Nature
	of Beneficial		Percent of
Name and Address of Beneficial Owners	Ownership(1)		Class(2)

ArcLight Energy Partners Fund I, LLC	17,843,448	(3)	34.5%
ArcLight Energy Partners Fund II, LLC	9,300,554	(4)	18.0%
Cascade Investment, L.L.C.	4,946,990	(5)	9.6%
Caisse de Dépôt et Placement du Québec	4,946,990	(6)	9.6%
Howard Hughes Medical Institute	3,321,580	(7)	6.4%
The Northwestern Mutual Life Insurance Company	3,321,580	(8)	6.4%
Dan Revers	27,144,002	(9)	52.5%
Robb Turner	27,144,002	(10)	52.5%
Phil Messina	27,144,002	(11)	52.5%
Allyson Tucker	0		0
Paul Vining	549,787		1.1%
Larry Altenbaumer	12,000		*
David Turnbull	122,870		*
Richard Verheij	202,974		*
Robert Bennett	221,733		*
Dwayne Francisco	335,629		*
Keith St. Clair	266,948
All directors and executive officers as a group (11 people)	28,855,943		55.8%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned; includes shares of restricted stock that were unvested as of March 26, 2008 (a portion of which vested on April 5, 2008 and the balance of which will vest upon consummation of the merger) as follows: Mr. Paul Vining, 400,000 shares; Mr. Larry Altenbaumer, 10,000 shares; Mr. David Turnbull, 95,374 shares; Mr. Richard Verheij, 171,374 shares; Mr. Robert Bennett, 201,374 shares; Mr. Dwayne Francisco, 283,333 shares; and Mr. Keith St. Clair, 184,348 shares. Does not include shares of Magnum common stock issuable upon conversion of the Magnum convertible notes.

(2)	An asterisk (*) indicates that the applicable person beneficially owns less than one percent of the outstanding shares.

(3)	ArcLight Energy Partners Fund I, LLC has the sole power to vote, direct the voting of, dispose of and direct the disposition of such shares. Such shares may be deemed to be own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act) by Messrs. Revers, Turner and Messina. However, as noted herein each of such individuals expressly disclaims such ownership. ArcLight Energy Partners Fund I, LLC is located at 200 Clarendon Street, 55th Floor, Boston, MA 02117.

(4)	ArcLight Energy Partners Fund II, LLC has the sole power to vote, direct the voting of, dispose of and direct the disposition of such shares. Such shares may be deemed to be own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act) by Messrs. Revers, Turner and Messina. However, as noted herein each of such individuals expressly disclaims such ownership. ArcLight Energy Partners Fund II, LLC is located at 200 Clarendon Street, 55th Floor, Boston, MA 02117.

(5)	Cascade Investment, L.L.C. is located at 2365 Carillon Point, Kirkland, WA 98033. All common stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the common stock held by Cascade. Mr. Larson disclaims any beneficial ownership of the common stock beneficially owned by Cascade and Mr. Gates.

(6)	Caisse de Dépôt et Placement du Québec is located at Centre CDP Capital, 1000, place Jean-Paul Riopelle, Montréal (Québec), H2Z 2B3, Canada.

(7)	Howard Hughes Medical Institute is located at 4000 Jones Bridge Road, Chevy Chase, MD, 20815.

(8)	The Northwestern Mutual Life Insurance Company is located at 720 East Wisconsin Avenue, Milwaukee, WI 53202.

(9)	Mr. Revers is a managing director and member of ArcLight Capital Holdings, LLC. 27,144,002 shares indicated as owned by Mr. Revers are included because of Mr. Rever’s affiliation with the ArcLight Funds. Mr. Revers disclaims beneficial ownership of all shares owned by the ArcLight Funds and neither the filing of this document nor any of its contents shall be deemed to constitute an admission by Mr. Revers that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Mr. Revers’ address is c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117. See footnotes (3) and (4) above.

(10)	Mr. Turner is senior partner and member of ArcLight Capital Holdings, LLC. 27,144,002 shares indicated as owned by Mr. Turner are included because of Mr. Turner’s affiliation with the ArcLight Funds. Mr. Turner disclaims beneficial ownership of all shares owned by the ArcLight Funds and neither the filing of this document nor any of its contents shall be deemed to constitute an admission by Mr. Turner that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Mr. Turner’s address is c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117. See footnotes (3) and (4) above.

(11)	Mr. Messina is a principal of ArcLight Capital Holdings, LLC. 27,144,002 shares indicated as owned by Mr. Messina are included because of Mr. Messina’s affiliation with the ArcLight Funds. Mr. Messina disclaims beneficial ownership of all shares owned by the ArcLight Funds and neither the filing of this document nor any of its contents shall be deemed to constitute an admission by Mr. Messina that he is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Mr. Messina’s address is c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117. See footnotes (3) and (4) above.

BUSINESS OF MAGNUM

Overview

Magnum is one of the largest coal producers in Central Appalachia based on 2007 production. As of January 1, 2008, Magnum controlled proven and probable reserves of 606.6 million tons of coal. Based on 2007 production of 16.1 million tons, Magnum’s reserve base could support similar levels of production for more than 30 years.

Magnum produces, processes and sells bituminous coal with high heat value and low sulfur content. As of January 1, 2008, Magnum’s reserves had an average heat value of 12,783 Btu per pound and an average sulfur content of 1.02%. Coal of this quality typically sells at a higher price per ton than most other types of coal produced in the United States outside of the Central Appalachian Basin. As of December 31, 2007, approximately 70%, 34% and 15% of Magnum’s expected coal production in 2008, 2009 and 2010, respectively, was committed and priced under sales contracts, some with pricing terms that include a defined annual percentage increase, and others which are tied to changes in published indices or have market-based reopeners. Magnum’s production is sold as steam coal to utilities and other customers for use in electricity generation and as metallurgical coal for use in the production of metallurgical coke.

History

The Formation Transactions

Magnum was formed under the laws of the State of Delaware in October 2005 by ArcLight Energy Partners Fund I, L.P. (referred to in this proxy statement/prospectus as ArcLight I) to effect the strategic combination of the Magnum contributed properties and the Magnum acquired properties (referred to in this proxy statement/prospectus as the Magnum formation transactions). The following is a description of each material agreement entered into in connection with the Magnum formation transactions.

Purchase and Sale Agreement with Arch Coal

On December 31, 2005, Magnum entered into a purchase and sale agreement with Arch Coal, referred throughout this proxy statement/prospectus as the Arch purchase and sale agreement, pursuant to which Magnum acquired a number of properties, including Apogee Coal, Catenary, Hobet, Robin Land Company LLC, which we refer to as Robin Land and TC Sales Company, LLC, which we refer to as TC Sales. The properties acquired from Arch Coal are referred to together throughout this proxy statement/prospectus as the Magnum acquired properties.

Magnum acquired properties from Arch Coal in consideration for Magnum’s assumption from Arch Coal of non-debt, post-retirement liabilities of approximately $605.7 million (excluding $15.0 million in voluntary employees’ beneficiary associations trusts, referred to in this proxy statement/prospectus as VEBAs, that are funded by Arch Coal and further described below) valued as of December 31, 2005.

Assumed Post-Retirement Liabilities.  Pursuant to the Arch purchase and sale agreement, Arch Coal established two VEBAs, which are independent trusts qualified under Section 501(c)(9) of the Code, that provide post-retirement medical benefits to certain former employees of Apogee and Hobet. Arch Coal funded VEBAs related to former employees of Apogee and Hobet, in an aggregate amount of $15.0 million in cash. The VEBAs are controlled by independent third-party trustees. However, the responsibility for the post-retirement benefits ultimately remains with Magnum, pursuant to the terms of the Arch purchase and sale agreement. The VEBAs are intended to partially pay for the post-retirement medical liabilities assumed by Magnum with respect to certain former employees of the Magnum acquired properties, and to the extent the VEBAs fail to provide the post-retirement benefit liability offset they were created to fund, Magnum will be liable to pay the difference.

Magnum also assumed certain other liabilities related to former employees of Apogee and Hobet, including liabilities related to Black Lung claims; liabilities under the Coal Act; and potential liabilities related to workers’ compensation claims (in respect of which Arch Coal had contributed to Apogee and Hobet a total of $4.5 million in cash for the purpose of providing benefits to former employees of those entities under the

Black Lung Benefits Reform Act of 1977, although such amounts are not restricted by Apogee, Hobet or Magnum for such purposes). In addition, Arch Coal agreed to indemnify Magnum for any and all liabilities Magnum incurs for workers’ compensation benefits relating to former employees of Apogee and Hobet. Arch Coal has also agreed to reimburse Magnum for any payments Magnum is required to make to the UMWA arising out of pending litigation in the case of A.T. Massey Coal Company, et al. v. Barnhart.

Indemnification.  Arch Coal agreed to indemnify Magnum for losses arising from breaches of its representations, warranties, covenants and agreements in the Arch purchase and sale agreement. Arch Coal’s indemnification obligations are subject to an aggregate threshold amount of $7.5 million and an aggregate maximum liability cap of $75.0 million. Arch Coal’s representations and warranties and related indemnification obligations are subject to specified survival periods. The survival period for most of the representations and warranties expired on December 31, 2006. For those relating to title to membership interests, title to coal mining interests, benefit plans and environmental and tax matters, the survival period expires on the earlier of December 31, 2008 or the expiration of the relevant statute of limitations.

Arch Coal agreed to indemnify Magnum against claims arising from all pending litigation proceedings at December 31, 2005 that involve any of the Magnum acquired properties, which obligation will continue indefinitely. Arch Coal also agreed to indemnify Magnum against claims arising from workers’ compensation benefits paid to certain former employees of the Magnum acquired properties; from losses incurred by Magnum related to certain Arch Coal employee benefit plans in existence at the execution date of the Arch purchase and sale agreement and employee pension benefit plans in existence during the four years prior thereto; from losses incurred by Magnum related to benefit claims by former employees of Arch Coal not covered under benefit plans assumed by Magnum under the Arch purchase and sale agreement and certain long-term disability obligations thereunder; and from losses incurred by Magnum related to Arch Coal credit agreements or liens.

Subject to certain limited exceptions, Magnum agreed to indemnify Arch Coal for various liabilities and obligations including, among others, (i) any payments that Arch Coal makes with respect to guarantees on surety bonds and real property leases on mining properties that Magnum acquired pursuant to the Arch purchase and sale agreement, (ii) any losses incurred by Arch Coal under the Worker Adjustment and Retraining Notification Act and similar statutes and regulations affecting employees of the Magnum acquired properties, and (iii) any losses incurred by Arch Coal related to retention agreements and liabilities under the Coal Act with respect to certain employees and former employees of the Magnum acquired properties. Magnum’s indemnification obligations will continue indefinitely.

Guarantees of Surety Bonds, Leases and Other Agreements by Arch Coal.  Arch Coal has agreed to continue to guarantee surety bonds it had in place with respect to the Magnum acquired properties at December 31, 2005. Magnum has agreed to indemnify Arch Coal and its affiliates, directors, officers, employees and agents for any payments that Arch Coal makes with respect to these guarantees, and for any costs and expenses, including cost of maintenance, paid or incurred by Arch Coal associated with surety bonds that it will maintain in Magnum’s favor. Pursuant to a letter agreement between Arch Coal and Magnum amending the terms of the Arch purchase and sale agreement dated March 27, 2008, if Magnum cannot obtain a release of the Arch Coal guarantees related to the reclamation bonds by September 30, 2008, Magnum will be required to post a letter of credit in Arch Coal’s favor in the amount of the portion of the reclamation bonds guaranteed by Arch Coal that is reflected as a liability on Magnum’s balance sheet. Alternatively, if Magnum merges with a publicly traded coal company prior to September 30, 2008, and prior to the closing of the merger, Magnum has not obtained the release of the Arch Coal guarantees outstanding, Magnum will be required to post letters of credit in Arch Coal’s favor in accordance with a specific schedule after the closing of such merger. The merger with Patriot will subject Magnum to this requirement. Following the termination of Arch Coal’s guarantee, or earlier in the event that Arch Coal has defaulted on its guarantee, Magnum could be subject to increased costs to maintain the surety bonds or be unable to obtain replacement surety bonds. As of the date of this proxy statement/prospectus, Magnum has not obtained the release of the outstanding Arch Coal guarantees. Arch Coal has also agreed to guarantee certain equipment leases, the coal mining leases held by the Magnum acquired properties and certain coal sales agreements described in the Arch purchase and sale agreement, and Magnum has agreed to use its commercially reasonable efforts to facilitate the release of Arch Coal from such guarantees.

Contribution Agreement among ArcLight, Elliott and Magnum.  As part of the Magnum formation transactions, Magnum entered into a contribution agreement with ArcLight I and Timothy Elliott pursuant to which, among other things, ArcLight I and Mr. Elliott contributed to Magnum their respective ownership interests in Trout, whose properties include the Panther, Remington and Jupiter mining complexes; and New Trout Coal Holdings II, LLC, whose properties include, among other things, the Dakota mining complex. The properties acquired pursuant to the contribution agreement are referred to together throughout this proxy statement/prospectus as the Magnum contributed properties. Pursuant to the contribution agreement, Magnum assumed the debt held by Trout and Dakota at the time of their contribution to Magnum (of approximately $402.2 million) on March 21, 2006, which was repaid contemporaneously with the proceeds of the recapitalization of Magnum in March 2006. The assumed debt did not include $96.4 million in aggregate principal amount of subordinated notes or the accrued interest outstanding at March 21, 2006 issued by Trout and Dakota in favor of ArcLight I. In exchange for the contribution, ArcLight I was issued 17,843,448 shares of Magnum common stock and Elliott was issued 338,022 shares of Magnum common stock.

Indemnification.  Under the contribution agreement, Magnum is liable for any taxes of the Magnum contributed properties owed by the contributing stockholders prior to their contribution to Magnum, in addition to all taxes that are owed by them after the date of their contribution to Magnum. Magnum is also liable for all real estate and personal property taxes relating to the Magnum contributed properties.

Master Coal Sales and Services Agreement.  On December 31, 2005, Magnum entered into a master coal sales and services agreement with Arch Coal pursuant to which Magnum agreed to sell to Arch Coal all coal required to be supplied by Arch Coal under sales contracts that Magnum acquired pursuant to the Arch purchase and sale agreement, but for which Arch Coal had not yet received consent to transfer. Magnum also performed certain coal production services on behalf of Arch Coal including sourcing, processing, loading, sampling, analyzing, weighing, scheduling, transporting and delivering such coal. Magnum currently directly invoices customers under these contracts. The master coal sales and services agreement will terminate with respect to each coal sales contract upon the earliest to occur of (i) receipt of consent or approval to the assignment of such contract to Magnum and execution of an assignment agreement, (ii) full performance and expiration of such coal sales contract, and (iii) termination of such coal sales contract.

Lease and Option to Purchase.  On December 31, 2005, Robin Land, which Magnum acquired pursuant to the Arch purchase and sale agreement on the same date, and Ark Land Company, a wholly-owned subsidiary of Arch Coal, entered into a lease agreement and a separate option to purchase pursuant to which Robin Land acquired a ten-year lease on Arch Coal’s Blue Creek property in Kanawha County and Clay County, West Virginia, with automatic annual renewals thereafter, and an option outstanding through December 31, 2006 to acquire the Blue Creek property for consideration of $20.0 million, which option was subsequently extended to May 31, 2007 and then sold to a third party who subsequently exercised the option. Robin Land now leases the Blue Creek property from such third party.

Magnum’s Mining Operations

Magnum has seven mining complexes, which include 11 mines, seven preparation plants and one coal transloading dock facility. All of Magnum’s mining complexes are located in West Virginia and are operated on land that Magnum either owns or leases on a long-term basis from various lessors. Most of the coal produced by Magnum comes from company-operated facilities. Magnum employs underground and surface mining methods that are designed to most efficiently mine coal according to the geological characteristics of its reserves. All of Magnum’s operations are located on or near public roadways and receive electrical power from commercially available sources. Existing facilities and equipment are maintained in good working condition and are continuously updated through investments in capital expenditure.

Surface Mining

Surface mining is used when coal is located close to the surface. In 2007, 68.9% of Magnum’s coal production came from surface mines. This method involves the removal of overburden (earth and rock covering the coal) with heavy earth moving equipment and explosives, loading out the coal, replacing the overburden and topsoil after the coal has been excavated, re-establishing vegetation and plant life and making other improvements. Seam recovery for surface mining is typically between 80% and 90%. Magnum uses the following three types of surface mining methods:

Truck-and-Shovel/Loader Mining.  Truck-and-shovel/loader mining is a surface mining method that uses large shovels or loaders to load overburden into rock trucks for transport to either valley fills, spoil disposal areas or to backfill pits after coal removal. Loaders load coal into trucks for transport to a preparation plant or unit train loadout facility.

Dragline Mining.  Dragline mining is an efficient surface mining method that uses large capacity draglines to remove overburden to expose the coal seams. In Central Appalachia, the seams to be mined above the dragline are pre-stripped with support equipment in order to create a bench upon which the dragline can operate. Loaders load coal into haul trucks for transport to a preparation plant or unit train loadout facility.

Highwall Mining.  Highwall mining is a surface mining method generally utilized in conjunction with truck-and-shovel/loader surface mining. As the highwall is exposed by the truck-and-shovel/loader operation, a modified continuous miner with an attached auger conveyor system cuts horizontal passages from the highwall into a seam. These passages can penetrate to a depth of up to 1,600 feet.

Underground Mining

Magnum’s underground mines are typically operated using one of two different techniques: continuous mining or longwall mining. Underground mining represented 31.1% of Magnum’s 2007 production.

Continuous Mining.  Continuous mining is one type of room-and-pillar mining in which rooms are cut into the coal bed leaving a series of pillars, or columns of coal, to help support the mine roof and control the flow of air. Continuous mining equipment is used to cut the coal from the mining face. As mining advances, a grid-like pattern of entries and pillars is formed. Shuttle cars are used to transport coal from the coal face or actual working area to the conveyor belt for transport to the surface. When mining advances to the end of a panel, retreat mining may begin. In retreat mining, as much coal as is feasible is mined from the pillars that were created in advancing the panel. When retreat mining is completed to the mouth of the panel, the mined panel is abandoned. The room-and-pillar method is often used to mine smaller coal blocks or thinner seams.

Longwall Mining.  Longwall mining is the most productive underground mining method used in the United States. A rotating drum is trammed mechanically across the face of coal, and a hydraulic system supports the roof of the mine while the drum advances through the coal. Chain conveyors then move the loosened coal to a standard underground mine conveyor system for delivery to the surface. Continuous miners are used to develop access to long rectangular blocks of coal that are then mined with longwall equipment, allowing controlled subsidence behind the advancing longwall machinery. Longwall mining is highly productive and most effective for large blocks of medium to thick coal seams.

Coal Preparation Plants

Magnum’s preparation plants are modern heavy media plants that generally have both coarse and fine coal cleaning circuits. These preparation plants upgrade the quality and heat value of Magnum’s coal by removing or reducing sulfur and ash-producing materials from the raw coal. Coal of various sulfur and ash contents can often be mixed or blended at a preparation plant or loadout facility to meet the specific combustion and environmental needs of Magnum’s customers. From the loadout facilities, Magnum ships its coal to customers via rail, truck or barge. Once the coal is loaded onto rail, truck or barge, Magnum’s customer is typically responsible for the freight costs to the ultimate destination as is customary in the industry.

Magnum acquired these plants as part of Magnum’s acquisition from Arch of the Magnum acquired properties and the subsequent contribution by ArcLight I and Timothy Elliott of the Magnum contributed properties. Magnum employs preventive maintenance and rebuild programs to ensure that equipment is modern and well maintained. The table below provides summary information for each of Magnum’s preparation plants.

Preparation Plant	Mining Complex	Year First Operated	Year of Last Upgrade	Owned/Leased

Coal Clean	Panther	1996	2005	Owned
Pond Fork	Jupiter	1970	2008	Owned
Weatherby	Remington	1998	2004	Owned
Fanco	Apogee	1994	2005	Owned
Rensford	Campbell’s Creek	1982	2007	Owned
Tom’s Fork	Samples	1994	2007	Owned
Beth Station	Hobet	1979	2006	Owned

Magnum Coal Reserves

In 2005, 2006, 2007 and 2008, Weir conducted independent audits of the proven and probable reserves at each of Magnum’s reserve areas. The coal reserve audits conducted by Weir were planned and performed to obtain reasonable assurance of the proven and probable reserves at each of Magnum’s operating locations. In connection with the audits, Weir reviewed various reserve and mine progress maps and had certified professional geologists audit the estimates using standards accepted by government and industry. Based on management’s estimates and the Weir report, Magnum’s proven and probable reserves as of January 1, 2008 were 606.6 million tons, including 413.9 million tons of proven reserves and 192.7 million tons of probable reserves.

Coal reserve estimates are based on geological data assembled and analyzed by geologists and engineers. Reserve estimates are periodically updated to reflect past coal production, new drilling information and other geological or mining data. Acquisitions or sales of coal properties will also change the reserve base. Changes in mining methods may increase or decrease the recovery basis for a coal seam as will plant processing productivity. Actual volumes of coal produced from the controlled reserves may vary substantially from the overall reserve estimates. Estimated minimum recoverable reserves are comprised of coal that is considered to be merchantable and economically recoverable by using mining practices and techniques prevalent in the coal industry at the time of the reserve study, based upon then-current prevailing market prices for coal. Magnum uses the mining method that it believes will be most profitable with respect to particular reserves. See “Business of Patriot — Coal Reserves” for further explanation of guidelines and methodology for estimating proven and probable reserves.

The following table provides a summary of Magnum’s operating and other information regarding each of its mining complexes or reserve properties as of January 1, 2008:

Operational Detail by Mining Complex/Reserve

	Annual Production as of January 1, 2008
Mining Complex(1)	2005	2006	2007
	(mm tons)	(mm tons)	(mm tons)

Panther	3.4	2.8	1.8
Jupiter	1.2	1.4	1.5
Remington	0.9	1.3	1.4
Apogee	3.0	3.1	3.0
Campbell’s Creek	1.2	1.0	0.9
Samples	4.2	3.7	3.3
Hobet	4.1	3.9	4.2

Total	18.0	17.2	16.1

(1)	This table excludes Dakota tonnages as the Dakota mine was closed in August 2006.

	Coal Reserves as of January 1, 2008
	Reservable Tons (’000)							Average Coal Quality
								Heat Value	Sulfur
	By Classification			By Mining Method		By Control		(Btu per	Content	Ash
Area	Total	Proven	Probable	Underground	Surface	Owned	Leased	lb.)	(%)	(%)

Panther	70,312	30,977	39,335	70,312	—	799	69,513	13,523	0.96	4.58
Pond Fork	22,176	20,839	1,337	13,895	8,281	—	22,176	12,702	0.82	8.33
Cabin Creek North	78,609	62,222	16,387	50,453	28,156	—	78,609	12,448	0.80	9.83
Logan County	52,085	45,164	6,921	21,550	30,535	6,077	46,008	12,758	0.78	9.26
Cabin Creek South	52,188	37,239	14,949	45,989	6,199	—	52,188	13,439	1.15	6.05
Campbells Creek	10,075	10,044	31	10,075	—	171	9,904	12,240	0.82	10.97
Shrewsbury	19,741	13,320	6,421	19,741	—	19,741	—	13,041	0.87	6.88
Blue Creek	81,442	55,961	25,481	77,282	4,160	—	81,442	12,420	1.19	10.12
Lincoln/Boone	219,983	138,099	81,884	166,128	53,855	8,939	211,044	12,661	1.13	7.91

Total / Average	606,611	413,865	192,746	475,425	131,186	35,727	570,884	12,783	1.02	8.06

Source: Weir

Magnum’s Mining Complexes

Panther Mining Complex

The Panther mining complex consists of one underground mine located in Kanawha County and Boone County, West Virginia. As of January 1, 2008, the Panther mining complex had proven and probable reserves of 70.3 million tons. In 2007, Magnum sold 1.8 million tons of coal produced at this complex. As of January 1, 2008, Magnum’s proven and probable reserves at the Panther mining complex had an average heat value of 13,523 Btu per pound and an average sulfur content of 0.96%. Coal produced at the Panther mining complex may be sold as a metallurgical or steam product. Coal is produced from the Eagle seam, with an average mining thickness of five and three quarter feet.

Magnum utilizes the room-and-pillar continuous mining and longwall mining methods at the Panther mining complex. The Panther complex longwall mining system requires a mining cavity that is at least 68 inches high in order to accommodate the height of the longwall face equipment.

Coal from the Panther complex is processed through an on-site preparation plant with a capacity of 1,200 run-of-mine tons per hour, which we refer to as ROM tons per hour. The raw feed bypass feature of this facility enables Magnum to produce a wide range of products, allowing Magnum flexibility to react to potential customer demands. After processing, Magnum loads the coal into trucks that are owned and operated by third party contractors for transportation to a barge loading facility on the Kanawha River located less than ten miles from the Panther mining complex. At the loadout facility, the coal is loaded onto barges for transportation to customers. Panther also has access pursuant to certain contractual rights to the nearby CSX loadout at the Samples mining complex that is less than ten miles from the Panther mining complex. Magnum has the storage capacity to stockpile significant amounts of raw coal inventory on-site at the Panther mining complex in order to maintain continuous shipments to customers.

The Panther mine has encountered difficult geological conditions from time to time since the fourth quarter of 2005 (sandstone extrusions on the longwall face and the floor below the coal seam resulting in hard cutting) that adversely impacted production in late 2005 and in 2006 and 2007. In order to help identify the areas of potential hard cutting, Magnum’s engineering staff has developed and maintained updated mining height isopach maps. The isopach maps depict the mining height using data generated from the continuous mining activities of the longwall panel development. Magnum uses this mapping to identify areas where the continuous mining development experienced a reduction in cavity height as a result of hard cutting thereby identifying the areas of the longwall panel that have the potential for hard cutting and reduced production. This process has helped increase Magnum’s ability to predict potential hard cutting conditions. Magnum recently upgraded selected equipment and operational infrastructure at Panther, and has implemented a more aggressive preventative maintenance program, including adding experienced electrical/maintenance personnel, which management expects will significantly reduce mechanical downtime in the future.

Remington Mining Complex

The Remington mining complex consists of two underground mines and one surface mine located in Kanawha County and Boone County, West Virginia. The Remington mining complex is situated within the Cabin Creek North reserve area, which as of January 1, 2008, had proven and probable reserves in the aggregate of 78.6 million tons. In 2007, Magnum sold 1.4 million tons of coal produced at this complex. As of January 1, 2008, Magnum’s proven and probable reserves at the Cabin Creek North reserve area had an average heat value of 12,448 Btu per pound and an average sulfur content of 0.80%. Coal is sourced from two underground mines and one surface mine. The two underground mines operate in the Coalburg seam. The Stockburg No. 2 mine has an average mining thickness of six feet and the Deskins mine has an average mining thickness of six and one half feet. The Wildcat surface mine operates in the Kittaning, Clarion, Stockton and Coalburg seams, with a 15-to-1 average overburden to coal ratio.

Magnum utilizes the room-and-pillar continuous mining method at the Remington underground mines. The surface mining operation consists of a single loader spread utilizing the contour mining method, and a highwall miner. Magnum processes coal produced at the Remington mining complex through an on-site preparation plant with a capacity of 600 ROM tons per hour. After processing, Magnum loads the coal onto trucks, which are owned and operated by third party contractors, for transportation to a barge loading site on the Kanawha River within 10 miles of the Remington mining complex. At the loading dock, coal is loaded onto barges for transportation to Magnum’s customers. Remington also has access pursuant to certain contractual rights to the nearby CSX loadout at the Samples complex situated within 10 miles of the Remington mining complex.

Jupiter Mining Complex

The Jupiter mining complex consists of one underground mine located in Boone County, West Virginia. The Jupiter mining complex is situated within the Pond Fork reserve area, which as of January 1, 2008, had proven and probable reserves in the aggregate of 22.2 million tons. In 2007, Magnum sold 1.5 million tons of coal produced at this complex. As of January 1, 2008, Magnum’s proven and probable reserves at the Pond Fork reserve area had an average heat value of 12,702 Btu per pound and an average sulfur content of 0.82%. Coal is sourced from the Coalburg seam, with an average mining thickness of nine feet.

Magnum utilizes the room-and-pillar continuous mining method at the underground mine at Jupiter. Magnum processes coal produced at this complex through an on-site preparation plant. This plant has a capacity of 750 ROM tons per hour. After the coal is processed, Magnum transfers it to a CSX rail loadout facility that is located at the preparation plant, and the coal is shipped to its customers via CSX rail.

Apogee Mining Complex

The Apogee mining complex consists of one surface mine located in Logan County, West Virginia. The Apogee mining complex is situated within the Logan County reserve area, which as of January 1, 2008, had proven and probable reserves in the aggregate of 52.1 million tons. In 2007, Magnum sold 3.0 million tons of coal from this complex, of which 2.9 million tons were produced at captive operations at the Apogee mining complex and 0.1 million ton was purchased from third parties that were onsold by Magnum. As of January 1, 2008, Magnum’s proven and probable reserves at the Logan County mining reserve area had an average heat value of 12,758 Btu per pound and an average sulfur content of 0.78%. Coal is sourced from the Freeport, Kittaning, Stockton and Coalburg seams, with a 15-to-1 average overburden to coal ratio.

Magnum utilizes the truck-and-shovel/loader mining method at its Apogee mining complex. Magnum transfers coal produced at this complex by truck to its on-site preparation plant and loadout facility. This preparation plant has a capacity of 650 ROM tons per hour. Coal is transported from the loadout facility to its customers by CSX rail.

Campbell’s Creek Mining Complex

The Campbell’s Creek mining complex consists of two underground mines located in Kanawha County, West Virginia. As of January 1, 2008, the Campbell’s Creek mining complex had proven and probable reserves in the aggregate of 10.1 million tons. In 2007, Magnum sold 0.9 million tons of coal produced at this complex. As of January 1, 2008, the proven and probable reserves at the Campbell’s Creek mining complex had an average heat value of 12,240 Btu per pound and an average sulfur content of 0.82%. Coal is sourced from two underground mines. The Campbell’s Creek No. 7 mine operates in the Winifrede seam, with an average mining thickness of seven and one half feet. The Campbell’s Creek No. 6 mine is a contract mine in the Stockton seam, and has an average mining thickness of six and one half feet.

Magnum utilizes the room-and-pillar continuous mining method at the Campbell’s Creek mining complex. The raw coal produced at this complex is trucked off-highway by a third party contractor to the on-site preparation plant. This preparation plant has a processing capacity of 400 ROM tons per hour. After processing, the coal is transported by truck to the Kanawha River for loading onto barges that deliver the coal to customers.

Samples Mining Complex

The Samples mining complex consists of one surface mine located primarily in Kanawha County, West Virginia. The Samples mining complex is situated within the Cabin Creek South reserve area, which as of January 1, 2008, had proven and probable reserves in the aggregate of 52.2 million tons. In 2007, Magnum sold 3.3 million tons of coal produced at this complex. As of January 1, 2008, the proven and probable reserves at the Cabin Creek South reserve area had an average heat value of 13,439 Btu per pound and an average sulfur content of 1.15%. Coal is sourced from the Freeport, Kittaning, Stockton and Coalburg seams, with a 16.5-to-1 average overburden to coal ratio.

Magnum currently utilizes truck-and-shovel/loader and highwall mining at the Samples mining complex. Raw coal produced at this complex is trucked to Magnum’s on-site preparation plant and loadout facility at Tom’s Fork. This preparation plant has a capacity of 650 ROM tons per hour. After processing, coal is transported from the loadout facility to Magnum’s customers by CSX rail or coal can also be trucked approximately 14 miles to the Kanawha River and transported by barge.

Hobet Mining Complex

The Hobet mining complex consists of a surface mine located in Boone County and Lincoln County, West Virginia. The Hobet mining complex is situated within the Lincoln/Boone reserve area, which as of January 1, 2008, had proven and probable reserves in the aggregate of 220.0 million tons. In 2007, Magnum sold 4.2 million tons of coal produced at this complex. As of January 1, 2008, Magnum’s proven and probable reserves at the Lincoln/Boone reserve area had an average heat value of 12,661 Btu per pound and an average sulfur content of 1.13%. Coal is sourced from the Freeport, Kittaning, Stockton and Coalburg seams, with a 16-to-1 average overburden to coal ratio.

Magnum utilizes truck-and-shovel/loader and dragline mining at the Hobet mining complex. Magnum transfers coal produced at this complex by belt to its on-site preparation plant and loadout facility. This preparation plant has a capacity of 1,400 ROM tons per hour. After processing, the coal is transported to Magnum’s customers by CSX rail.

Winchester Mine

The Winchester mine is a two-section underground mine located primarily in Kanawha County, West Virginia. The Winchester mine is situated within the Cabin Creek South reserve area, which as of January 1, 2008, had proven and probable reserves in the aggregate of 52.2 million tons. Magnum commenced production at this mine in early 2008. Coal is sourced from the Hernshaw seam, with an average mining thickness of six and one half feet.

The Winchester mine currently utilizes room-and-pillar continuous mining. Magnum currently expects to spend a total of approximately $30 million in capital expenditures in 2008 and 2009 in connection with developing these reserves and currently expects Winchester to produce nearly 1 million tons per year. Coal produced at this mine can be sold in both the steam and metallurgic coal markets. Coal from Winchester is processed at the Tom’s Fork preparation plant and loaded onto rail cars and transported to Magnum’s customers by CSX rail.

New Development Opportunities

Included in Magnum’s sizable reserve base are large undeveloped reserve blocks adjacent or close to Magnum’s existing mining operations. One of Magnum’s largest undeveloped reserve opportunities is the Blue Creek reserve. Magnum has two organic growth projects that consist of the development of Blue Creek and the dragline redeployment on the LRPB reserve at Remington.

Blue Creek Reserves

Magnum holds a long-term lease on coal reserves at Blue Creek, which is located in Kanawha County and Clay County, West Virginia. As of January 1, 2008, the Blue Creek property had proven and probable reserves of 81.4 million tons. At present, there are no mining operations at Blue Creek, but Magnum has commenced the development of such operations. Total capital expenditures required for this project are currently estimated to be approximately $65 million between 2008 and 2010. The Blue Creek project is planned to consist of two underground mines in the Stockton seam utilizing room-and-pillar continuous mining methods and a third-party-owned on-site preparation facility with a processing capacity of 950 ROM tons per hour. Production is scheduled to commence in 2009 and reach full production levels in 2010. At full capacity, Magnum expects the operation at Blue Creek to produce approximately 2.0 million tons per year.

Dragline Redeployment

The highly efficient dragline at Samples was idled in mid-2007 and will be idle until 2011, at which time it will be refurbished in advance of being moved onto the Remington property where it is expected to commence operations in 2012. Magnum currently expects this development to result in additional annual production at Remington of approximately 2.6 million tons, as well as an improvement in its cost structure.

Magnum currently expects to spend a total of approximately $85 million in capital expenditures in connection with this project between 2009 and 2011.

Coal Leases

Most of Magnum’s coal reserves are leased or subleased from private landowners. As of January 1, 2008, 570.9 million tons of Magnum’s proven and probable reserves were leased or subleased. After the commercially recoverable reserves are depleted, the leases typically expire. The leases are typically subject to readjustment or extension. The majority of the leases covering virtually all of Magnum’s proven and probable reserves are not scheduled to expire prior to expiration of Magnum’s projected mining activities. Most of the leases convey mining rights to Magnum in exchange for a percentage of gross sales in the form of a royalty payment to the lessor, subject to certain minimum payments. See “Risk Factors — Defects in title or loss of any leasehold interests in Magnum’s properties could limit Magnum’s ability to mine these properties or result in significant unanticipated costs.”

Transportation

Magnum ships coal to customers via barge, rail and truck. Magnum typically pays the transportation costs and in certain instances, transloading fees, to deliver the coal to the barge, rail, or truck loadout facility, where the coal is then loaded for final delivery. Once the coal is loaded onto the barge or rail, Magnum’s customers are typically responsible for the freight costs to the ultimate destination. Magnum is able to minimize transportation costs through the strategic location of its mines near the Kanawha River for barge transportation and proximity to CSX rail lines for rail transportation. Transportation costs borne by the customer vary greatly based primarily on each customer’s proximity to the mine and, to a lesser extent, Magnum’s proximity to the loadout facilities.

Magnum owns a barge loadout facility on the Kanawha River known as Little Creek Dock that can be used for shipping coal produced at the Panther, Remington, Samples and Campbells Creek mining complexes, as well as for throughput of purchased coal. Magnum also collects fees for the use of Little Creek Dock by third parties who need access to the Kanawha River in order to load their coal onto river barges.

Sales, Marketing and Customers

Magnum has traditionally sold most of its coal as steam coal to U.S. electric utilities for use in generating electricity. Magnum has also sold steam coal to industrial plants. In late 2007, Magnum started selling metallurgical coal with shipments commencing in January 2008. Magnum projects its metallurgical coal sales volume to increase from 1.6 million tons in 2008 to 2.6 million tons in 2010. The sale of coal for ultimate use in the steam market accounted for virtually all of Magnum’s revenue in 2007.

In 2007, Magnum’s top 10 customers accounted for 95% of its coal volume. The three customers that each accounted for 10% or more of its 2007 coal volume were American Electric Power (43% of 2007 volume), Progress Fuels Corporation (15% of 2007 volume) and The Dayton Power and Light Company (13% of 2007 volume).

Magnum’s marketing and sales force, principally based at Magnum’s Charleston, West Virginia headquarters, handles the sales, distribution/traffic management, market research, risk/credit management, and contract and general administration functions of its business. Magnum’s sales staff has long-standing relationships with a large number of customers and has developed close working relationships with individual buying personnel at many of its large customers.

Magnum has the ability to serve a diverse base of customers by offering steam coal with varying qualities of heat content, sulfur, ash and other characteristics required by Magnum’s customers. Magnum’s customer base consists principally of electric utilities. Most of its large customers are well-established electric utilities, and have been purchasing coal from Magnum’s mines for a number of years.

Customer Contracts

Magnum enters into long-term (exceeding 12 months in duration) and short-term (less than 12 months in duration) coal supply contracts with many of its customers. Magnum’s coal supply contracts typically stipulate a fixed volume of coal to be delivered at a specific price. These arrangements allow customers to secure a reliable and regular supply of coal and provide Magnum with greater predictability of sales volume and sales prices. As of December 31, 2007, approximately 70%, 34% and 15% of Magnum’s pro forma expected coal production in 2008, 2009 and 2010, respectively, was committed and priced under existing sales contracts. As current contracts with historical pricing terms come up for renewal, Magnum intends to renew these contracts at then prevailing market prices. Magnum also intends to enter into new contracts to sell its currently uncommitted coal production at then prevailing market prices.

Quality and volumes for the coal are stipulated in coal supply agreements, and in some instances buyers have the option to vary annual or monthly volumes. Most of Magnum’s coal supply agreements contain provisions requiring it to deliver coal within certain ranges for specific coal characteristics such as heat value, sulfur, ash, hardness and ash fusion temperature. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or termination of the contracts. Within the specifications, price adjustments are typically made based on the actual quality of the coal delivered. Heat value and sulfur content are the two principal characteristics that result in price adjustments.

Competition

The coal industry is highly competitive. The most important factors on which Magnum competes are coal quality, transportation costs, and the reliability of supply. Magnum’s principal publicly-traded Central Appalachian competitors include Alpha Natural Resources, Inc., International Coal Group, Inc., James River Coal Company and Massey Energy Company. Magnum also competes directly with all other Central Appalachian coal producers.

As Central Appalachian coal has increased in price, certain of Magnum’s customers have begun to purchase coal from other sources, including coal produced in Northern and Southern Appalachia, the Western United States and the Interior United States, and foreign countries such as Colombia and Venezuela. If this trend continues, then Magnum may also compete with companies that produce coal from one or more of these other regions or countries.

Employee and Labor Relations

As of December 31, 2007, Magnum employed 1,722 persons. Employees at the Hobet and Apogee mining complexes are members of the UMWA. Magnum, or certain companies that supply Magnum with labor, have signed either the national UMWA contract or memoranda of understanding with the UMWA. Employees at the Panther, Jupiter, Remington, Samples, Campbell’s Creek and Winchester operations are not affiliated with any union. As of December 31, 2007, approximately 30% of Magnum’s labor force was unionized.

Overview of Employees

	Total	Non-Union	Union
Mining Complex	Employees	Employees	Employees

Panther	187	187	0
Remington	263	263	0
Jupiter	204	204	0
Apogee	248	49	199
Catenary	353	353	0
Hobet	385	69	316
Little Creek	7	7	0
Other	75	75	0

Total	1,722	1,207	515

In December 2006, the UMWA announced it had completed the negotiation with the Bituminous Coal Operators Association for a new five year collective bargaining agreement (the 2007 National Agreement). The 2007 National Agreement provides for a $4.00 per hour wage increase over the 5 year term, a $1,000 signing bonus paid immediately, increased pension benefits, increased pension plan contributions and preservation of full health care benefits for active and retired employees. The memorandum of understanding between the UMWA and Apogee Coal, which covers workers at the Apogee mining complex, was initially scheduled to expire at the end of 2007 but was extended unilaterally by Apogee until June 30, 2008.

Magnum believes that its relations with all employees are good. Magnum offers an incentive program for certain of its employees under which workers are paid additional amounts once certain performance metrics are achieved. Magnum believes that this program enhances both employee morale and mine productivity.

Regulatory Matters

Federal and state authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, the protection of the environment, plants and wildlife, the reclamation and restoration of mining properties after mining has been completed, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. In addition, the industry is affected by significant legislation mandating certain benefits for current and retired coal miners. Magnum has in the past, and will in the future, be required to incur significant costs to comply with these laws and regulations.

Future legislation and regulations are expected to become increasingly restrictive, and there may be more rigorous enforcement of existing and future laws and regulations. Depending on the development of future laws and regulations, Magnum may experience substantial increases in equipment and operating costs and may experience delays, interruptions or termination of operations.

Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal fines or penalties, the acceleration of cleanup and site restoration costs, the issuance of injunctions to limit or cease operations and the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from Magnum’s operations.

Mine Safety and Health and Black Lung

The Mine Improvement and New Emergency Response Act of 2006, also known as the MINER Act, was signed into law on June 15, 2006. This legislation amends the Mine Safety and Health Act of 1977. The MINER Act requires the implementation of a number of mandates and suggested “best practices” including improved emergency supplies of breathable air and shelters that contain sufficient quantities of post-accident breathable air to maintain trapped miners. Management estimates that the capital costs for compliance will be approximately $3 to 4 million annually in 2008 and 2009. Ongoing operating costs to sustain compliance are estimated to be no more than $1 million annually.

Magnum is committed to the continued strengthening of its mine safety programs, in accordance with the MINER Act. Magnum has successfully limited the incidence of accidents at most of its mining complexes. In 2007, the average lost time accident rate for Magnum’s mining complexes was below the national average as recorded by MSHA. In recognition of its safety performance, Magnum has received several accolades and awards highlighting its commitment to mine safety. Magnum has recently received several awards noting its safety performance. Magnum’s recent safety awards include the Mountaineer Guardian Award from the West Virginia Office of Miners’ Health, Safety & Training in 2004 through 2007, the West Virginia Holmes Safety Associations Safety Awards at both the state and regional levels for 2004 through 2006 and the U.S. Department of Labor’s Mine Safety and Health Administration’s West Virginia Pace Setter Award in 2005 and 2006.

For a more detailed discussion of the mining, health and safety laws that are applicable to Magnum by virtue of being an industry participant, as Patriot is, see generally the sections captioned “Business of

Patriot — Regulatory Matters — Mine, Safety and Health” and “Business of Patriot — Regulatory Matters — Black Lung”.

Environmental Laws

Magnum is subject to various federal and state environmental laws and regulations that impose significant requirements on its operations. The cost of complying with current and future environmental laws and regulations and Magnum’s liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect Magnum’s business, results of operations or financial condition. In addition, environmental laws and regulations, particularly those relating to air emissions, can reduce the demand for coal. Significant public opposition has been raised with respect to the proposed construction of certain new coal-fired electricity generating plants due to the potential air emissions that would result. Such regulation and opposition could reduce the demand for coal.

Numerous federal and state governmental permits and approvals are required for mining operations. When Magnum applies for these permits or approvals, it may be required to prepare and present to federal or state authorities data pertaining to the effect or impact that a proposed exploration for, or production or processing of, coal may have on the environment. Compliance with these requirements could prove costly and time-consuming and could delay commencing or continuing exploration or production operations. A failure to obtain or comply with permits could result in significant fines and penalties and could adversely effect the issuance of other permits for which Magnum or a related entity may apply.

Readers are directed to the section captioned “Business of Patriot — Environmental Laws” under which certain key environmental matters, laws and regulations facing Patriot are discussed, because such environmental issues, laws and regulations are also applicable to Magnum by virtue of being an industry participant, as Patriot is.

Legal Proceedings

From time to time, Magnum is involved in legal proceedings arising in the ordinary course of business. Magnum believes it is indemnified for these liabilities by third parties or otherwise covered by insurance and that, other than set forth below, there is no individual case or group of related cases pending that is likely to have a material adverse effect on Magnum’s financial condition, results of operations or cash flows.

West Virginia Flood Litigation

2001 Flood Litigation

Arch Coal and certain of its subsidiaries, including Ark Land Company, and one of Magnum’s subsidiaries, Catenary, have been named as defendants, along with various other property owners, coal companies, timbering companies and oil and natural companies, in connection with alleged damages arising from flooding that occurred on July 8, 2001 in various watersheds primarily located in southern West Virginia (referred to in this proxy statement/prospectus as the 2001 flood litigation). The plaintiffs have asserted that timbering, coal mining and the construction of haul roads caused natural surface waters to be diverted in an unnatural way causing damage to the plaintiffs. Pursuant to orders from the West Virginia Supreme Court of Appeals, the cases are being handled as mass litigation, and a panel of three judges was appointed to handle the matters that have been divided between the judges pursuant to the various watersheds.

One of the cases, in the Upper Guyandotte River watershed, went to trial against two defendants, both of which were land holding companies, to determine whether the plaintiffs could establish liability. The jury found in favor of the plaintiffs, but the Judge in this matter recently set aside the verdict stating he committed reversible error by allowing certain testimony of the plaintiffs’ experts. The Judge went on to address the core foundation necessary to prevail in the flood litigation in his Order which is whether the plaintiffs can scientifically establish that a certain flood event caused and/or contributed to injury and, if so, who caused the injury and what persons were injured by such conduct. An appeal of this Order has been filed with the West Virginia Supreme Court of Appeals.

In the Coal River watershed of the 2001 flood litigation, another Judge in the panel provided ample opportunity for the plaintiffs to amend their complaints to more specifically identify, among other things, the defendants’ specific injury-causing conduct, and the amount of damages sustained by each plaintiff. The plaintiffs were unable to meet the pleading standard announced by the Judge and in January 2007, the Judge entered an Order that granted defendants’ motions to dismiss with prejudice. An appeal of this Order has been filed with the West Virginia Supreme Court of Appeals.

In the event the 2001 flood litigation continues or the Orders as described above are reversed by the West Virginia Supreme Court of Appeals, pursuant to the Arch purchase and sale agreement, Arch Coal indemnifies Magnum against claims arising from certain pending litigation proceedings, including the 2001 flood litigation, which obligation will continue indefinitely. The failure of Arch Coal to satisfy its indemnification obligations could have a material adverse effect on Magnum.

2004 Flood Litigation

In 2006, Hobet and Catenary were named as defendants along with various other property owners, coal companies, timbering companies and oil and natural companies, arising from flooding that occurred on May 30, 2004 in various watersheds primarily located in southern West Virginia (referred to in this proxy statement/prospectus as the 2004 flood litigation). This litigation is pending before two different judges in the Circuit Court of Logan County, West Virginia.

In the first action, the plaintiffs have asserted that (i) Hobet failed to maintain an approved drainage control system for a pond on land on, near, and/or contiguous to the situs of flooding; and (ii) Hobet participated in the development of plans to grade, blast, and alter the land on, near, and/or contiguous to the situs of the flooding. Hobet has filed a motion to dismiss both claims based upon the assertion that insufficient facts have been stated to support the claims of the plaintiffs.

In the second action, on behalf of Catenary and Hobet, motions to dismiss have been filed, asserting that the allegations asserted by the plaintiffs are conclusory in nature and likely deficient as a matter of law. Most of the other defendants also filed motions to dismiss. Both actions have been stayed pending a ruling from the West Virginia Supreme Court of Appeals in the 2001 flood litigation.

In the event the 2004 flood litigation continues and is not dismissed, Magnum would assert any indemnification rights it has under the Arch purchase and sale agreement against Arch Coal. However, the successful assertion of third party claims in excess of the indemnification liability cap of $75 million in the Arch purchase and sale agreement, or the failure of Arch Coal to satisfy its indemnification obligations to Magnum as to which, in either case, no assurances can be given, could have an adverse effect on Magnum.

Permit Challenges

As is the case with other coal mining companies, Magnum often needs to construct fills and impoundments in channels that may constitute “waters of the United States,” as defined under the Clean Water Act. To do so lawfully, it must, in the normal course of its mining operations, obtain permits pursuant to Section 404 of the CWA. The Army Corps of Engineers issues two types of permits pursuant to Section 404 of the CWA: general (or “nationwide”) and “individual” permits. Magnum often applies for authorizations pursuant to (i) Nationwide Permit 21, which is issued by the ACOE in relation to surface coal mining operations; (ii) Nationwide Permit 50, which is issued by the ACOE in relation to underground coal mining; and (iii) Nationwide Permit 49, which is issued by the ACOE in relation to Magnum’s remaining operations. Large surface coal mining operations are applied for as individual permits.

During the last few years, lawsuits challenging the ACOE’s authority generally to issue nationwide and individual permits have been instituted by certain environmental groups and, in some instances, environmental groups have also sought to enjoin the use of specific permits issued by the ACOE. Two such cases that remain pending or on appellate review are Ohio Valley Environmental Coalition v. Colonel Dana Hurst, U.S. Army Corp of Engineers, Civil Action No. No. 3:03-2281 (S.D. W.Va.) and Ohio Valley Environmental Coalition v. U.S. Army Corps of Engineers, Civil Action No. 3:05-0784 (S.D. W.Va.). To date, these challenges have not survived appellate review, but there have been some lower court decisions in favor of the environmental groups. In March 2007, in one such lawsuit, the District Court for the Southern District of West Virginia rescinded individual permits issued to one of Magnum’s competitors in the coal industry, and that decision currently is under appeal. In another case filed against the ACOE involving nationwide permits, a claimant filed a motion for preliminary injunction to enjoin the use of a permit that had already been issued by the ACOE to Apogee, a subsidiary of Magnum; however, on May 23, 2007, the claimant agreed to withdraw its motion for preliminary injunction and mining under the permit has proceeded. On October 11, 2007, the United States District Court of the Southern District of West Virginia in the matter of Ohio Valley Environmental Coalition, et al., v. United States Army Corps of Engineers, et al., Civil Action No. 03:05-0784 issued a Memorandum Opinion and Order which granted a temporary restraining order and preliminary injunction against the Callisto Surface Mine of Jupiter whereby the ACOE was enjoined from granting a valley fill permit to the Callisto Surface Mine, which resulted in Jupiter ceasing mining activities at the Callisto Surface Mine.

There can be no guarantee that similar claims or motions will not be filed, or that future judicial rulings will not interfere with the ACOE’s authorization to issue permits pursuant to the CWA or will not enjoin the use of any permits issued by the ACOE. If mining methods are limited or prohibited as a result of future judicial rulings, it could significantly increase Magnum’s operational costs, and make it more difficult to economically recover a significant portion of its reserves and have a material adverse effect on Magnum’s financial condition and results of operations. Magnum may not be able to increase the price it charges for coal to cover higher production costs without reducing customer demand for Magnum’s coal.

Selenium Litigation

In 2007, Magnum was sued in state court in Boone County, West Virginia, by the WVDEP. In 2007 and 2008, Magnum was sued in the U.S. District Court for the Southern District of West Virginia by OVEC and another environmental group (pursuant to citizen suit provisions). The lawsuits each allege that Magnum has violated certain water discharge limits set forth in a number of its National Pollutant Discharge Elimination System permits. The lawsuits are seeking fines and penalties as well as injunctions prohibiting Magnum from further violating laws and its permits.

Some of the alleged violations relate to exceedances of selenium. There is currently no reasonably available technology to effectively address selenium exceedances in permitted water discharges. The WVDEP has deferred the obligations (of Magnum and other companies) to comply with the current selenium discharge limits in those permits. However, many of those deferrals are themselves the subject of an administrative appeal by environmental groups. Magnum is actively engaged in studying potential solutions to controlling these selenium discharges, and the federal EPA is currently considering revisions to the selenium standards that would increase the permissible levels. However, there can be no assurance that the standards will be changed or that a cost-effective technical solution will be identified in the near term.

In addition, the EPA has recently issued a request for information to Magnum which seeks extensive information regarding its water discharges, and may in the future institute a regulatory proceeding that could ultimately seek similar or additional remedies to those requested by the lawsuits described above.

As a result of the litigation, the process of applying for new permits has become more time-consuming and complex, the review and approval process is taking longer, and in certain cases new permits may not be issued. If such litigation is determined adversely to Magnum, such determination could have a material adverse effect on Magnum.

Monsanto Litigation

Magnum is involved in various legal proceedings that arise in the ordinary course of its business. Some of the lawsuits seek damages in very large amounts, or seek to restrict the company’s business activities. In addition to the lawsuits described under the section captioned “Business of Magnum — Legal Proceedings”, Apogee, a subsidiary of Magnum, has been sued, along with eight other defendants, including Monsanto Company, Pharmacia Corporation and Akzo Nobel Chemicals, Inc., by certain plaintiffs in state court in

Putnam County, West Virginia. The lawsuits were filed in October 2007, but not served on Apogee until February 2008, and each are identical except for the named plaintiff. They each allege personal injury occasioned by exposure to dioxin generated by a plant owned and operated by certain of the other defendants during production of a chemical, 2,4,5-T, from 1949-1969. Apogee is alleged to be liable as the successor to the liabilities of a company that owned and /or controlled a dump site known as the Manila Creek landfill, which allegedly received and incinerated dioxin-contaminated waste from the plant. The lawsuits seek class action certification as well as compensatory and punitive damages for personal injury. The ultimate resolution of these lawsuits cannot be determined at this time, but Magnum will represent its interests vigorously in all of the proceedings that it is defending or prosecuting. Any liabilities resulting from such proceedings may be material, and if ultimately determined adversely to Magnum, could have a material adverse effect on Magnum.

Potential Participants in Solicitation

The following executive officers of Magnum may be deemed to be participants in the solicitation of proxies from the stockholders of Patriot in connection with the proposed issuance of Patriot common stock pursuant to the merger agreement:

Paul H. Vining

President & Chief Executive Officer of Magnum

Paul H. Vining, age 53, is, and has been since 2006, Magnum’s President and Chief Executive Officer and also serves as a member of Magnum’s board of directors. Before joining Trout (currently a subsidiary of Magnum) as President and Chief Executive Officer in August 2005, Mr. Vining was Senior Vice President of Marketing and Trading at Arch Coal, a position he held since June 2005. Prior to that, from 2002 to 2006, he was President of Ellett Valley CC Inc., a coal trading, marketing and consulting company based in Williamsburg, Virginia. From 1999 to 2002, Mr. Vining was Executive Vice President for Sales and Trading at Peabody Energy. From 1996 to 1999, he was President of Peabody COALTRADE. From 1995 to 1996, Mr. Vining was Senior Vice President of Peabody COALSALES. Earlier in his career, he held leadership positions with Guasare Coal America, Agipcoal USA, Island Creek Coal and A.T. Massey Coal. Mr. Vining holds a B.S. in chemistry from the College of William and Mary in Williamsburg, Virginia, and a B.S. in mineral engineering and an M.S. in extractive metallurgy from Columbia University’s Henry Krumb School of Mines in New York.

Richard H. Verheij

Senior Vice President, General Counsel and Secretary of Magnum

Richard H. Verheij, age 49, is Magnum’s Senior Vice President, General Counsel and Secretary. Before joining Magnum in January 2006, Mr. Verheij served in various legal, government relations and public affairs capacities, including Executive Vice President — External Affairs and General Counsel, at UST Inc. of Greenwich, Connecticut, a publicly-traded Fortune 1000 consumer products company focused on smokeless tobacco and wine (NYSE: UST). Mr. Verheij was employed by UST from 1986 to 2005. Prior to 1986, Mr. Verheij was in private practice. Mr. Verheij holds a J.D. and a B.A. from Case Western Reserve University.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF MAGNUM

Overview

Magnum is one of the largest coal producers in Central Appalachia based on 2007 production. As of January 1, 2008, Magnum controlled proven and probable reserves of 606.6 million tons of coal. Based on 2007 production of 16.1 million tons, Magnum’s reserve base could support similar levels of production for more than 30 years. In 2007, Magnum sold approximately 18.3 million tons of coal including approximately 2.2 million tons of coal purchased from third parties. Magnum owns and operates 11 mines, seven preparation plants and one dock facility located in West Virginia. Magnum produces, processes and sells bituminous coal with high heat value and low sulfur content for use in the steam and metallurgical markets.

The price at which Magnum sells its coal is affected by, among other items, the supply of and demand for domestic and foreign coal and the demand for electricity in the United States. See “Risk Factors Relating to Magnum,” for further discussion of factors affecting coal prices. Magnum’s coal revenue is derived from sales contracts with electric utilities, industrial companies or other customers such as coal producers. Revenue is recognized and recorded at the time of shipment or delivery to the customer, at fixed or determinable prices, when risk of loss has passed in accordance with the terms of the sales agreement. Typically, risk of loss transfers to the customers at the mine or port where coal is loaded on the rail, barge, truck or other transportation source that delivers the coal to its destination. At December 31, 2007, based on expected production over the next three years, Magnum estimates that approximately 5 million tons or 30% of production in 2008, 14 million tons or 66% of production in 2009, and 18 million tons or 85% of production in 2010 is unpriced and available for sale.

Basis of Presentation

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Magnum are presented based on the historical results of Magnum. Magnum was formed on October 5, 2005 and acquired various properties from Arch Coal, including Apogee Coal, Catenary, Hobet, Robin Land and TC Sales, which we refer to as the Magnum acquired properties, in exchange for the assumption of certain non-debt postretirement liabilities on December 31, 2005. On March 21, 2006, as part of a recapitalization, ArcLight I and Elliott contributed 100% of their equity interests in Trout, Dakota, and Elliott-owned labor companies, which we refer to as the Magnum contributed properties, to Magnum in exchange for a total of 18,181,470 shares of Magnum common stock. For the period from January 1, 2006 to March 21, 2006, the financial information for the Magnum contributed properties is not included in Magnum’s financial results. Magnum’s only activity for the year ended December 31, 2005 was the acquisition of the Magnum acquired properties and the payment of related expenses. The information discussed below relates to Magnum’s historical results and may not necessarily reflect what Magnum’s financial position, results of operations and cash flows will be in the future.

Certain reclassifications have been made to Magnum’s historical financial results to conform to Patriot’s definition of Adjusted EBITDA and Segment Adjusted EBITDA as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Patriot” contained in this proxy statement/prospectus.

Results of Operations

Year ended December 31, 2007 compared to year ended December 31, 2006

Summary

Magnum’s total revenues were $897.3 million for the year ended December 31, 2007, reflecting an increase of $86.5 million compared to the prior year. The increase was primarily due to higher sales volumes related to the addition of the Magnum contributed companies and a gain on the exchange of mining reserves. Mining Operations Adjusted EBITDA decreased $20.4 million for the year ended December 31, 2007 compared to 2006 primarily due to higher operating costs related to increased production and increased costs of labor and mining supplies, partially offset by higher revenues. Net loss increased by $43.7 million primarily due to the results of operations discussed above as well as contract restructurings in 2006, discussed below, which resulted in higher contract amortization in 2007.

Tons Sold and Revenues

	Year Ended December 31,		Increase (Decrease)
	2007	2006	Tons/$	%
	(Dollars and tons in thousands,
	except per ton amounts)

Tons sold	18,300	16,099	2,201	13.7%
Coal sales	$813,974	$767,788	$46,186	6.0%
Gain on exchange of mining reserves	15,262	—	15,262	100.0%
Other revenues	68,018	42,994	25,024	58.2%

Total revenues	$897,254	$810,782	$86,472	10.7%
Average coal sales price per ton sold	$44.48	$47.69	$(3.21)	(6.7)%

Revenues increased for the year ended December 31, 2007 compared to the same period in 2006. The increase is primarily due to the additional 2.2 million tons sold for the year ended December 31, 2007, partially offset by a lower average sales price of $3.21 per ton. The increase of 2.2 million tons sold is partially the result of an additional 1.1 million tons of purchased coal sold in 2007. Additionally, in 2006 the Magnum contributed properties produced approximately 1.1 million tons prior to their combination with Magnum. The decrease in average sales price in 2007 was primarily due to more favorable pricing on coal contracts expiring in 2006 and the overall decline in the Central Appalachia coal markets in 2007.

Magnum realized a gain on exchange of coal reserves for the year ended December 31, 2007 related to the exchange of coal reserves with a third party. Magnum received approximately 3.1 million tons of adjacent coal reserves from a third party, allowing Magnum to continue mining at an existing mine site.

Other revenues increased for the year ended December 31, 2007 compared to the same period in 2006 primarily due to increased rental and dock loading income, synfuel income and billable freight (due to the inclusion of the twelve months of revenue for the Magnum contributed properties in 2007 compared to nine months in 2006). Due to the loss of synfuel tax incentives, Magnum will cease production of synfuel in 2008.

Net income (loss)

			Increase (Decrease)
	Year Ended December 31,		to Income
	2007	2006	$	%
	(Dollars in thousands)

Mining Operations Adjusted EBITDA	$117,883	$138,236	$(20,353)	(14.7)%
Corporate and Other:
Past mining obligation expense	(41,201)	(41,906)	705	1.7%
Selling and administrative expenses	(32,713)	(23,658)	(9,055)	(38.3)%

Total corporate and other	(73,914)	(65,564)	(8,350)	(12.7)%
Gain (loss) on coal sales supply contract restructuring	375	(25,513)	25,888	n/a
Sales contract accretion (amortization)	(19,808)	31,951	(51,759)	n/a
Depreciation, depletion, and amortization	(112,210)	(113,978)	1,768	1.6%
Asset retirement obligation expense	(7,430)	(4,637)	(2,793)	(60.2)%
Interest expense	(22,855)	(15,248)	(7,607)	(49.9)%
Interest income	1,740	1,434	306	21.3%
Loss on debt extinguishment	—	(9,677)	9,677	100.0%
Gain (loss) generated from change in market value of interest rate swap	(1,551)	748	(2,299)	n/a

Loss from continuing operations	(117,770)	(62,248)	(55,522)	(89.2)%
Loss from discontinued operations	(3,787)	(15,643)	11,856	75.8%

Net loss	$(121,557)	$(77,891)	$(43,666)	(56.1)%

Mining Operations Adjusted EBITDA decreased for the year ended December 31, 2007 compared to 2006, primarily due to higher operating costs related to increased production (the Magnum contributed properties are only included for nine months in 2006, compared to twelve months in 2007) and increased costs of labor and mining supplies, partially offset by higher revenues. The increase in operating costs for mining supplies was driven by higher costs for diesel fuel, explosives, tires and steel products. Labor costs for the year increased due to a new labor agreement that went into effect on January 1, 2007.

Past mining obligations expense decreased slightly for the year ended December 31, 2007 as compared to 2006 primarily related to lower costs associated with multiemployer healthcare plan obligations.

Selling and administrative expenses increased for the year ended December 31, 2007 as compared to 2006, resulting from increased costs associated with the increase in staffing at Magnum’s corporate office during 2007, increased stock-based compensation expense, higher legal and professional fees in 2007, and the inclusion of only nine months of expenses related to the Magnum contributed properties in 2006 compared to twelve months in 2007.

Magnum had a gain on coal sales supply contract restructuring for the year ended December 31, 2007 compared with a loss for the prior year. The gain resulted from Magnum restructuring a below market sales contract to reduce future shipments in exchange for a discounted price on tons remaining to be shipped. In March 2006, Magnum restructured certain sales contracts with two of its customers. In exchange for a cash payment, Magnum repriced the remaining tons to be delivered and made a one-time payment to eliminate the supply requirement for the other tons. The loss on coal sales supply contract restructuring represents the payment made to release Magnum from its requirement to supply certain tons.

Sales contract amortization increased for the year ended December 31, 2007 compared to 2006. During 2006, net sales contract accretion was driven by shipments on below market sales contracts exceeding the amortization on the contracts that were restructured in March 2006. In 2007, a full year of amortization on the restructured contracts was recorded which exceeded the accretion on the below market sales contracts.

Depreciation, depletion and amortization decreased slightly for the year ended December 31, 2007 compared to 2006 due to accelerated depreciation of certain acquired assets in 2006, partially offset by the inclusion of only nine months of depreciation related to the Magnum contributed properties in 2006 compared to twelve months in 2007.

Asset retirement obligation expense increased for the year ended December 31, 2007 compared to the prior year due to additional mines opening in 2007 which increased valley fill and reclamation expenses.

Interest expense increased for the year ended December 31, 2007 compared to 2006 due to the increased level of average indebtedness outstanding under Magnum’s credit facility during 2007. The credit facility was originated in March 2006 in conjunction with the recapitalization.

The loss on debt extinguishment for the year ended December 31, 2006 represents the unamortized deferred financing cost associated with the credit facility of the Magnum contributed properties that was repaid in conjunction with the recapitalization of Magnum in March 2006.

For the year ended December 31, 2007, Magnum recorded a charge related to the change in market value of its interest rate swap. The change in value was directly related to the decrease in interest rates during 2007 compared with 2006 where a gain was recognized.

The loss from discontinued operations reflects the impact of shutting down Magnum’s Dakota operations in August 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005

Magnum was formed on October 5, 2005 for the purpose of acquiring the Magnum acquired properties. Magnum’s activities in 2005 were limited to the completion of this acquisition which closed on December 31, 2005. Because Magnum conducted no operating activities in 2005, Magnum does not believe that a comparison of its financial results for 2006 and 2005 is meaningful and is accordingly not presented.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Magnum’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Readers are cautioned that Magnum’s actual results could differ from these estimates and such differences could be material.

Coal Sales Contracts

Coal sales contracts acquired have been recorded at their estimated fair value at the date of acquisition. These sales contracts are valued at the present value of the difference between the stated price in the acquired contract, net of royalties and taxes, and the market prices for new contracts of similar duration and coal quality at the date of acquisition. Using this approach to valuation, certain contracts, where the expected contract price is below market price at the date of acquisition, have a negative value and are classified as a net liability, while contracts above market have a positive value and are classified as assets. This liability is accreted and the asset is amortized to income over the term of the contracts based on the tons of coal shipped under each contract. Accretion credits for 2007 and 2006 were $81.3 million and $100.9 million, respectively, for unfavorable contracts and amortization charges for 2007 and 2006 were $101.1 million and $68.9 million, respectively, for favorable contracts.

Employee-Related Liabilities

Magnum has significant long-term liabilities for postretirement benefit costs. See Note 11 of the audited consolidated financial statements of Magnum. Expenses for the year ended December 31, 2007 for such liabilities totaled $38.6 million, while benefits paid were $30.8 million. Magnum’s other postretirement benefits liability was actuarially-determined based upon present value of known claims and an estimate of future claims that will be awarded to former employees. The expected rate of return on plan assets is determined by taking into consideration expected long term returns of similar rated assets on the market. Magnum makes assumptions related to future trends for medical care costs in the estimates of retiree healthcare obligations. Magnum’s medical trend assumption is developed by annually examining the historical trend of its cost per claim data.

If the assumptions do not materialize as expected, actual cash expenditures and costs that are incurred could differ materially from the current estimates and such difference could be material. Moreover, regulatory changes could increase the obligation to satisfy these or additional obligations. Healthcare cost trend rates have a significant effect on the expense and liability amounts reported for healthcare plans. Magnum’s sensitivity analysis demonstrating the significance of these assumptions in relation to reported amounts is set forth below.

	One-Percentage	One-Percentage
	Point Increase	Point Decrease
	(In thousands)

Effect on total of service cost and interest cost components	$4,887	$(3,998)
Effect on year-end postretirement benefit obligation	62,643	(51,959)

Impairment of Long-lived Assets

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

Asset Retirement Obligations

Magnum’s asset retirement obligation (referred to herein as ARO) liabilities primarily consist of cost estimates related to reclaiming surface land and support facilities at both surface and underground mines in accordance with federal and state reclamation laws as defined by each mine permit. The obligation and corresponding asset are recognized in the period in which the liability is incurred. Magnum estimates its ARO liabilities for final reclamation and mine closure based upon detailed engineering calculations of the amount and timing of the future cash expenditures for a third party to perform the required work. Cost estimates are escalated for inflation then discounted at the credit-adjusted risk-free rate. Changes in estimates could occur due to mine plan revisions, changes in estimated costs, changes in timing of the performance of reclamation activities, and changes in the credit profile of the company and the related discount rate. Asset retirement obligation expense for the year ended December 31, 2007, was $3.4 million and payments totaled $2.0 million.

Deferred Mine Development

Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited.

Mineral Rights

Significant portions of Magnum’s coal reserves are controlled through leasing arrangements. Amounts paid to acquire such lease rights are capitalized and depleted over the life of those reserves that are proven and probable. Depletion of coal lease rights is computed using the units-of-production method and the rights are assumed to have no residual value. The leases are generally long-term in nature, and substantially all of the leases contain provisions that allow for automatic extension of the lease term as long as mining continues. The net book value of Magnum’s mineral rights was $799.6 million and $807.7 million at December 31, 2007 and 2006, respectively.

Revenue Recognition

Revenue arising from production and sale of coal under Magnum’s coal sales contracts is recognized when the coal is delivered either by truck or by rail to an agreed-upon destination, and the risk of loss has passed to the customer as specified in the respective contract.

Income Taxes

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates for years during which taxes are expected to be paid or recovered. Deferred taxes result from differences between the financial and tax bases of Magnum’s assets and liabilities. Interest and penalties will be included as interest expense. A valuation allowance is recorded to reduce deferred tax assets to the amount most likely to be realized.

Liquidity and Capital Resources

Magnum’s primary sources of cash include sales of its coal production to customers, sales of non-core assets and financing transactions. Magnum’s primary uses of cash include cash costs of coal production, capital expenditures, interest expense and costs related to past mining obligations. Magnum’s ability to service its debt (interest and principal) and acquire new productive assets or businesses is dependent upon Magnum’s ability to generate cash from the primary sources noted above in excess of the primary uses. Magnum expects to fund its capital expenditure requirements with cash generated from operations or from financing transactions that may include sales of Magnum’s equity or debt securities as necessary.

Net cash provided by operating activities was $17.1 million for the year ended December 31, 2007 compared to net cash used of $91.3 million for the year ended December 31, 2006. This increase of $108.4 million in net cash provided by operating activities relates primarily to the restructuring of coal sales contracts of $158.3 million in 2006, partially offset by sales contract (accretion) dilution, a non-cash gain on exchange of mining reserves and lower cash provided by changes in working capital in 2007.

Net cash used in investing activities was $62.1 million for the year ended December 31, 2007 compared to net cash used in investing activities of $64.5 million for the year ended December 31, 2006. For the year ended December 31, 2006, Magnum’s investments in equipment and mine development were $22.0 million higher than the year ended December 31, 2007. These investments were offset with cash acquired through the acquisition of the Magnum contributed properties of $21.0 million for the year ended December 31, 2006.

Net cash provided by financing activities was $35.8 million for the year ended December 31, 2007, a decrease of $157.6 million compared to the prior year. In 2006, Magnum was recapitalized with net proceeds from the sale of its common stock of $403.8 million and net proceeds from borrowings under Magnum’s credit facility of $191.9 million. These proceeds were used to retire $402.2 million of existing indebtedness of the Magnum contributed properties. In 2007, Magnum borrowed $40.0 million under its revolving credit facility and made the required principal payments on its term loan and capital leases.

Contractual Obligations

	Payments Due by Year as of December 31, 2007
	Within			After
	1 Year	2-3 Years	4-5 Years	5 Years
	(Dollars in thousands)

Long term debt obligations	$45,780	$13,573	$4,573	$186,500
Operating lease obligations	15,323	16,230	878	—
Coal reserves lease and royalty obligations	7,638	19,297	16,589	32,955
Other long-term liabilities(1)	31,159	87,609	76,952	383,552

Total contractual cash obligations	$99,900	$136,709	$98,992	$603,007

(1)	Represents long-term liabilities relating to Magnum’s postretirement benefit plans, work-related injuries and illnesses and mine reclamation and end-of-mine costs.

Magnum leases equipment under various noncancelable operating lease agreements. The noncancelable lease agreements allow Magnum to extend the lease agreements annually after the original lease term. Rental expense related to these operating leases was $18.3 million, $14.2 million, and $7.2 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Magnum also leases coal reserves under agreements that require royalties to be paid as the coal is mined. The agreements require minimum monthly royalties to be paid regardless of the amount of coal mined during the year. Royalty expense related to these agreements was $46.6 million, $42.7 million, and $33.2 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Off-Balance Sheet Arrangements

In the normal course of business, Magnum is a party to certain off-balance sheet arrangements. These arrangements include guarantees, indemnifications, and financial instruments with off-balance sheet risk. Liabilities related to these arrangements are not reflected in the consolidated balance sheets, and Magnum does not expect any material impact on its financial condition, results of operations, or cash flows to result from these off-balance sheet arrangements.

Magnum has used collateralized surety bonds to secure the financial obligation for reclamation of mining properties of $121.4 million and wage bonds of $1.4 million as of December 31, 2007. Magnum also has issued letters of credit in favor of the UMWA and to support surety bonds of $9.1 million and $17.2 million, respectively. Of the $121.4 million of reclamation bonds, Arch Coal provides guarantees for $94.1 million of the reclamation bonds outstanding as of December 31, 2007. If Magnum cannot obtain a release of the Arch Coal guarantees related to reclamation bonds by September 30, 2008, Magnum will be required to post a letter of credit in Arch Coal’s favor in the amount of the portion of the reclamation bonds guaranteed by Arch Coal that is reflected as a liability on Magnum’s balance sheet. Alternatively, if Magnum merges with a publicly traded coal company on or prior to September 30, 2008, and prior to the closing of the merger, Magnum has not obtained the release of the Arch Coal guarantees outstanding, Magnum will be required to post letters of credit in Arch Coal’s favor in accordance with a specific schedule after the closing of such a merger. The merger with Patriot will subject Magnum to this requirement. Following the termination of Arch Coal’s guarantee, or earlier in the event that Arch Coal has defaulted on its guarantee, Magnum could be subject to increased costs to maintain the surety bonds or be unable to obtain replacement surety bonds. Arch Coal has also agreed to guarantee certain equipment leases, the coal mining leases held by the Magnum acquired properties and certain coal sales agreements described in the Arch purchase and sale agreement, and Magnum has agreed to use its commercially reasonable efforts to facilitate the release of Arch Coal from such guarantees.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Quantitative and Qualitative Disclosures About Market Risk

Magnum presents the sensitivity of the market value of its financial instruments to selected changes in market rates and prices. The range of changes reflects Magnum’s management’s reasonable expectations in a one year period. Actual results may differ from the expectations presented by Magnum.

Magnum manages the commodity price risk for the non-trading, long-term coal contract portfolio through the use of long-term coal supply agreements, rather than through the use of derivative instruments. At December 31, 2007, based on current expectations of production over the next three years, Magnum expects production available for repricing of approximately 5 million tons or 30% of production in 2008, 14 million tons or 66% of production in 2009, and 18 million tons or 85% of production in 2010.

Magnum’s objectives in managing exposure to interest rate changes are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, Magnum has entered into a swap agreement to convert a portion of the interest on the principal of the loans made under Magnum’s credit agreement from variable to fixed rate using a notional value. Until March 2008, the notional principal value under Magnum’s swap agreement was $150 million. A one percentage point increase in interest rates would result in an annualized increase to interest expense of $0.9 million on the credit agreement, with a $2.4 million increase in variable interest expense offset by $1.5 million income from the swap agreement. Effective in March 2008, the notional principal value under Magnum’s swap agreement was decreased to $110 million and the fixed rate was increased by approximately 100 basis points.

Magnum is exposed to the risk of fluctuations in cash flows related to the purchase of diesel fuel. Magnum has entered into forward physical purchase contracts and heating oil swaps and options to reduce volatility in the price of diesel fuel annually. The swap agreements essentially fix the price paid for diesel fuel by requiring Magnum to pay a fixed heating oil price and receive a floating heating oil price. The call options protect against increases in diesel fuel by granting Magnum the right to participate in increases in heating oil prices. The agreements are annual; therefore, Magnum recognizes the gains and losses through cost of mining as a normal part of business. Magnum has not entered into a heating oil swap agreement for 2008.

Magnum is exposed to price risk related to the value of sulfur dioxide emission allowances that are a component of quality adjustment provisions in many of the coal supply contracts. Magnum may purchase call options to mitigate the risk of changes in the fair value of a contract that contains a fixed price for sulfur dioxide emission allowances. Currently, Magnum has not entered into a sulfur dioxide emission contract. It is difficult to predict the impact of complying with such regulations. Management believes that the quality of Magnum’s coal reserves and market forces will serve to mitigate the adverse affect of existing and new regulations.

During the year ended December 31, 2007, Magnum sold 16.1 million tons of captive coal and 2.2 million of purchased coal. Sales were primarily to electricity generating and industrial users in the eastern half of the United States.

For the year ended December 31, 2007, 93% of captive coal sales were to U.S. electricity generators and 7% were to other domestic coal producers. For the year ended December 31, 2007, two customers accounted for 37% and 20% of captive coal sales revenue.

Amounts due from coal sales to electric generating companies and their affiliates represent 91% and 80% of trade accounts receivable due Magnum at December 31, 2007 and 2006, respectively. Magnum had 8% and 20% of accounts receivable due from coal producing entities at December 31, 2007 and 2006, respectively. In 2007, there were three customers who represented 29%, 17%, and 15% of Magnum’s trade accounts receivable balance. In 2006, there were five customers who represented 33%, 15%, 12%, 11%, and 10% of Magnum’s trade accounts receivable balance. No other customers exceeded 10% of Magnum’s trade credit exposure.

Customer Credit Risk

Magnum’s sales are made primarily to electric utility customers. Credit is extended based on an evaluation of the customer’s financial condition prior to entering into transactions. If a customer does not meet Magnum’s credit standards, Magnum will require collateral or prepayments for shipments before working with the customer. Magnum has not had any allowance for bad debts for trade receivables for December 31, 2007 or 2006.

Quarterly Financial Information (Unaudited)

A summary of Magnum’s unaudited quarterly results of operations for the years ended December 31, 2007 and 2006, is presented below (in thousands):

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2007
Net sales	$216,543	$258,255	$225,790	$196,666
Operating income (loss) before depreciation, depletion, and amortization	3,689	17,350	3,400	(5,109)
Loss from continuing operations	(28,845)	(15,559)	(32,409)	(40,957)
Net loss	(31,117)	(16,625)	(32,341)	(41,474)
2006
Net sales	144,678	210,390	219,188	236,526
Operating (loss) income before depreciation, depletion, and amortization	(2,205)	16,121	22,824	38,052
(Loss) income from continuing operations	(37,159)	(17,563)	(13,341)	5,815
Net (loss) income	(37,159)	(17,423)	(30,352)	7,043

MANAGEMENT’S DISCUSSION AND ANALYSIS OF PRO FORMA RESULTS OF
OPERATIONS OF MAGNUM

Basis of Presentation

Management’s Discussion and Analysis of Pro Forma Results of Operations of Magnum are presented as if the acquisition of the Magnum acquired properties and the Magnum contributed properties, which we refer to as the Magnum formation transactions, occurred on January 1, 2005, thus allowing for a consistent basis of presentation across the three years ended December 31, 2007, 2006 and 2005. On March 21, 2006, as part of a recapitalization, ArcLight I and Elliott contributed 100% of their equity interests in the Magnum contributed properties to Magnum in exchange for a total of 18,181,470 shares of Magnum common stock. The historical Magnum results of operations for the year ended December 31, 2006 include nine months of activity for the Magnum contributed properties. For purposes of determining pro forma impact of the Magnum formation transactions on Magnum’s results of operations for the years ended December 31, 2006 and 2005, Magnum gave effect to the fair value adjustments applied to the historical amounts of the Magnum acquired properties and the minority interest of Elliott. Magnum’s management believes the pro forma financial information presented, giving effect to the consummation of the Magnum formation transactions, is meaningful in understanding and evaluating Magnum’s historical financial results, because it reflects Magnum’s operating performance as if Magnum’s formation transactions had occurred at the beginning of the periods presented, which is consistent with Magnum’s current presentation of its operating performance. This pro forma information is not necessarily indicative of what the results of operations actually would have been had the Magnum formation transactions been completed at the date indicated. In addition, the information discussed below relates to Magnum’s historical results and may not necessarily reflect Magnum’s future financial position, results of operations and cash flows.

Certain reclassifications have been made to Magnum’s historical financial results to conform to Patriot’s definition of Adjusted EBITDA and Segment Adjusted EBITDA as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Patriot” contained in this proxy statement/prospectus.

Unaudited Pro Forma Results of Operations

	For the Year Ended December 31,
	2007	2006	2005
	Historical	Pro Forma	Pro Forma
	(Dollars in thousands)

Revenues
Sales	$813,974	$812,090	$706,444
Gain on exchange of mining reserves	15,262	—	—
Other revenues	68,018	46,775	47,270

Total revenues	897,254	858,865	753,714
Costs and expenses
Operating costs and expenses	820,572	756,928	672,435
(Gain) loss on coal sales supply contract restructuring	(375)	25,513	—
Sales contract amortization (accretion)	19,808	(31,951)	(82,509)
Depreciation, depletion and amortization	112,210	122,424	99,053
Asset retirement obligation expense	7,430	5,169	7,995
Selling and administrative expenses	32,713	27,213	24,752

Operating profit (loss)	(95,104)	(46,431)	31,988
Interest expense	22,855	19,126	35,138
Interest income	(1,740)	(1,434)	(278)
Loss on debt extinguishment	—	9,677	23,415
(Gain) loss generated from change in market value of interest rate swap	1,551	(2,504)	—

Income (loss) from continuing operations	(117,770)	(71,296)	(26,287)
Loss from discontinued operations	(3,787)	(13,952)	3,053

Net loss	$(121,557)	$(85,248)	$(23,234)

The unaudited pro forma results of operations for the year ended December 31, 2006 include adjustments to reflect the contribution of the Magnum contributed properties to Magnum, the origination of the Magnum credit facility and related interest rate swap activity as if these transactions occurred on January 1, 2006 in order to be comparable to 2007. The unaudited pro forma results of operations for the year ended December 31, 2005 are presented as if all of the Magnum formation transactions (acquisition of the Magnum acquired properties and the Magnum contributed properties) had occurred on January 1, 2005. The origination of the Magnum credit facility and related interest rate swap that Magnum entered into are assumed to be transaction costs unrelated to the Magnum formation transaction.

Year ended December 31, 2007 compared to year ended December 31, 2006 pro forma results

Summary

Magnum’s total revenues were $897.3 million for the year ended December 31, 2007, reflecting an increase of $38.4 million compared to the prior year. The increase was primarily due to a gain on the exchange of coal reserves and increases in other revenues. Mining Operations Adjusted EBITDA decreased $26.0 million for the year ended December 31, 2007 compared to 2006 primarily due to higher operating costs related to increased costs of labor and mining supplies, partially offset by the gain on exchange of mining reserves and higher other revenues. Net loss increased by $36.3 million primarily due to the results of operations discussed above as well as contract restructurings in 2006 which resulted in higher contract amortization in 2007.

Tons sold and Revenue

	Year Ended December 31,		Increase (Decrease)
	2007	2006	Tons/$	%
	Historical	Pro Forma
	(Dollars and tons in thousands; except per ton amounts)

Tons sold	18,300	18,164	136	0.7%
Coal sales	$813,974	$812,090	$1,884	0.2%
Gain on exchange of mining reserves	15,262	—	15,262	100.0%
Other revenues	68,018	46,775	21,243	45.4%

Total revenues	$897,254	$858,865	$38,389	4.5%
Average coal sales price per ton sold	$44.48	$44.71	$(0.23)	(0.5)%

In this pro forma presentation, Magnum’s total coal sales were fairly consistent in 2007 and 2006 with the net increase of 0.1 million tons sold in 2007 compared to the prior year reflecting an increase of 1.1 million tons in purchased tons sold, largely offset by lower production of 1.0 million tons in 2007. The production shortfall primarily related to difficult geological conditions and the impact of these conditions on the mining equipment at the Panther mine. See “Business of Magnum — Magnum’s Mining Complexes — Panther Mining Complex” for a more detailed description of these geological conditions.

Magnum realized a gain on exchange of coal reserves for the year ended December 31, 2007 related to the exchange of coal reserves with a third party. Magnum received approximately 3.1 million tons of adjacent coal reserves from a third party, allowing Magnum to continue mining at an existing mine site.

Other revenues increased for the year ended December 31, 2007 compared to the same period in 2006 primarily due to increased rental and dock loading income, synfuel income and billable freight. Due to the loss of synfuel tax incentives, Magnum will cease production of synfuel in 2008.

Net income (loss)

			Increase (Decrease)
	Year Ended December 31,		to Income
	2007	2006	$	%
	Historical	Pro Forma
		(Dollars in thousands)

Mining Operations Adjusted EBITDA	$117,883	$143,843	$(25,960)	(18.0)%
Corporate and Other:
Past mining obligation expenses	(41,201)	(41,906)	705	1.7%
Selling and administrative expenses	(32,713)	(27,213)	(5,500)	(20.2)%

Total corporate and other	(73,914)	(69,119)	(4,795)	(6.9)%
Gain (loss) on coal sales supply contract restructuring	375	(25,513)	25,888	n/a
Sales contract accretion (amortization)	(19,808)	31,951	(51,759)	n/a
Depreciation, depletion, and amortization	(112,210)	(122,424)	10,214	8.3%
Asset retirement obligation expense	(7,430)	(5,169)	(2,261)	(43.7)%
Interest expense	(22,855)	(19,126)	(3,729)	(19.5)%
Interest income	1,740	1,434	306	21.3%
Loss on debt extinguishment	—	(9,677)	9,677	100.0%
Gain (loss) generated from change in market value of interest rate swap	(1,551)	2,504	(4,055)	n/a

Loss from continuing operations	(117,770)	(71,296)	(46,474)	(65.2)%
Loss from discontinued operations	(3,787)	(13,952)	10,165	72.9%

Net loss	$(121,557)	$(85,248)	$(36,309)	(42.6)%

Mining Operations Adjusted EBITDA decreased for the year ended December 31, 2007 compared to 2006, primarily due to higher operating costs related to increased costs of labor and mining supplies, partially offset by higher revenues. The increase in operating costs for mining supplies was driven by higher costs for diesel fuel, explosives, tires and steel products. Labor costs for the year increased due to a new labor agreement that went into effect on January 1, 2007.

Past mining obligations expense decreased slightly for the year ended December 31, 2007 as compared to 2006 primarily related to lower costs associated with multiemployer healthcare plan obligations.

Selling and administrative expenses increased for the year ended December 31, 2007 as compared to 2006, resulting from increased costs associated with the increase in staffing at Magnum’s corporate office during 2007, increased stock-based compensation expense, and higher legal and professional fees in 2007.

Magnum had a gain on coal sales supply contract restructuring for the year ended December 31, 2007 compared with a loss for the prior year. The gain resulted from Magnum restructuring a below market sales contract to reduce future shipments in exchange for a discounted price on tons remaining to be shipped. In March 2006, Magnum restructured certain sales contracts with two of its customers. In exchange for a cash payment, Magnum repriced the remaining tons to be delivered and made a one-time payment to eliminate the supply requirement for the other tons. The loss on coal sales supply contract restructuring represents the payment made to release Magnum from its requirement to supply certain tons.

Sales contract amortization increased for the year ended December 31, 2007 compared to 2006. During 2006, net sales contract accretion was driven by shipments on below market sales contracts exceeding the amortization on the contracts that were restructured in March 2006. In 2007, a full year of amortization on the restructured contracts was recorded which exceeded the accretion on the below market sales contracts.

Depreciation, depletion and amortization decreased for the year ended December 31, 2007 compared to 2006 due to accelerated depreciation of certain acquired assets in 2006.

Asset retirement obligation expense increased for the year ended December 31, 2007 compared to the prior year due to additional mines opening in 2007 which increased valley fill and reclamation expenses.

Interest expense increased for the year ended December 31, 2007 compared to 2006 due to the increased level of average indebtedness outstanding under the Magnum’s credit facility during 2007.

The loss on debt extinguishment for the year ended December 31, 2006 represents the unamortized deferred financing cost associated with the credit facility of the Magnum contributed properties that was repaid in conjunction with the recapitalization of Magnum in March 2006.

For the year ended December 31, 2007, Magnum recorded a charge related to the change in market value of its interest rate swap. The change in value was directly related to the decrease in interest rates during 2007 compared with 2006 where a gain was recognized.

The loss from discontinued operations reflects the impact of the shut down of Magnum’s Dakota operations in August 2006.

Year ended December 31, 2006 pro forma results compared to year ended December 31, 2005 pro forma results

Summary

Magnum’s total revenues were $858.9 million for the year ended December 31, 2006, reflecting an increase of $105.2 million compared to the prior year. The increase was primarily due to higher average prices, which were driven by strong demand. Mining Operations Adjusted EBITDA increased $28.6 million for the year ended December 31, 2006 compared to 2005 primarily due to the higher average sales prices partially offset by higher operating costs. Net loss increased by $62.0 million due to a loss on contract restructurings, lower contract accretion in 2006 and higher depreciation, depletion and amortization, partially offset by lower interest expense, lower loss on debt extinguishment and improved results from mining operations.

Tons sold and Revenue

	Year Ended December 31,		Increase (Decrease)
	2006	2005	Tons/$	%
	Pro Forma	Pro Forma
	(Dollars and tons in thousands, except per ton amounts)

Tons sold	18,164	18,350	(186)	(1.0)%
Coal sales	$812,090	$706,444	$105,646	15.0%
Other revenues	46,775	47,270	(495)	(1.0)%

Total revenues	$858,865	$753,714	$105,151	14.0%
Average coal sales price per ton sold	$44.71	$38.50	$6.21	16.1%

Revenue increased for the year ended December 31, 2006 compared to 2005 as a result of increased average prices in 2006 driven by increased demand, and was partially offset by lower tons shipped in 2006.

Other revenues are principally comprised of freight costs billed to customers plus other revenue sources related to synfuel income, lease and royalty income. Other revenues decreased for the year ended December 31, 2006 compared to 2005 due to lower billable freight, partially offset by higher synfuel income as well as related lease income and increased royalties earned.

Net Income (loss)

	Year Ended December 31,		Increase (Decrease)
	2006	2005	$	%
	Pro Forma	Pro Forma
	(Dollars in thousands)

Mining Operations Adjusted EBITDA	$143,843	$115,235	$28,608	24.8%
Corporate and Other:
Past mining obligations	(41,906)	(33,956)	(7,950)	(23.4)%
Selling and administrative expenses	(27,213)	(24,752)	(2,461)	(9.9)%

Total corporate and other	(69,119)	(58,708)	(10,411)	(17.7)%
Loss on coal sales supply contract restructuring	(25,513)	—	(25,513)	(100.0)%
Sales contract accretion	31,951	82,509	(50,558)	(61.3)%
Depreciation, depletion, and amortization	(122,424)	(99,053)	(23,371)	(23.6)%
Asset retirement obligation expense	(5,169)	(7,995)	2,826	35.3%
Interest expense	(19,126)	(35,138)	16,012	45.6%
Interest income	1,434	278	1,156	n/a
Loss on debt extinguishment	(9,677)	(23,415)	13,738	58.7%
Gain (loss) generated from change in market value of interest rate swap	2,504	—	2,504	100.0%

Loss from continuing operations	(71,296)	(26,287)	(45,009)	(171.2)%
Loss from discontinued operations	(13,952)	3,053	(17,005)	n/a

Net loss	$(85,248)	$(23,234)	$(62,014)	(266.9)%

Mining Operations Adjusted EBITDA increased for the year ended December 31, 2006 compared to 2005 primarily due to higher average sales prices, partially offset by higher operating costs for supplies, repairs and higher severance taxes (state taxes paid in connection with the production of coal).

Selling, general and administrative expenses increased for the year ended December 31, 2006 compared to 2005 due to non-cash stock-based compensation expense incurred in 2006 partially offset by certain legal and professional expenses incurred in 2005 related to the acquisition of the Magnum acquired properties.

In March 2006, Magnum restructured certain sales contracts with two of its customers. In exchange for a cash payment, Magnum repriced the remaining tons to be delivered and made a one-time payment to eliminate the supply requirement for the other tons. The loss on coal sales supply contract restructuring represents the payment made to release Magnum from its requirement to supply certain tons.

Sales contract accretion decreased for the year ended December 31, 2006 compared to 2005 principally due to the impact of the sales contract restructuring completed in March 2006, discussed above.

Depreciation, depletion and amortization increased for the year ended December 31, 2006 compared to 2005 as a result of additional capital expenditures in 2006.

Asset retirement obligation expense increased for the year ended December 31, 2006 compared to the prior year due to reclamation performed and the valuation of the remaining costs to complete.

Interest expense decreased for the year ended December 31, 2006 compared to 2005 as a result of the refinancing of Magnum’s outstanding indebtedness completed in March 2006.

The loss on debt extinguishment for the year ended December 31, 2006 represents the unamortized deferred financing cost associated with the credit facility of the Magnum contributed properties that was repaid in conjunction with the recapitalization of Magnum in March 2006.

For the year ended December 31, 2006, Magnum recorded a gain related to the change in market value of its interest rate swap. The interest rate swap was entered into in conjunction with the recapitalization of Magnum.

The loss from discontinued operations reflects the impact of the shut down of Magnum’s Dakota operations in August 2006 compared to the results of Dakota’s mining operations in 2005.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF PATRIOT

Certain Relationships Resulting from the Transaction

Transaction Related Agreements

In connection with the merger agreement, Patriot, the ArcLight Funds, acting jointly, as stockholder representative, and certain stockholders of Magnum entered into the voting agreement and Patriot and certain stockholders entered into the support agreements. At the effective time of the merger, Patriot and the ArcLight Funds will enter into a registration rights agreement and Patriot and the ArcLight Funds, acting jointly, as stockholder representative, will enter into an escrow agreement. For a description of the relationships arising from these agreements, see “Ancillary Transaction Agreements.”

In connection with the merger agreement, Patriot and the ArcLight Funds entered into a commitment letter with respect to the ArcLight financing. Patriot intends to consummate the ArcLight financing unless an alternate financing is obtained to replace the ArcLight financing. For a description of the ArcLight financing, see “The Merger — Financing Arrangements.”

Patriot’s Relationship with Peabody

In connection with the spin-off, Patriot and Peabody entered into a Separation Agreement and several ancillary agreements to complete the separation of their businesses and to distribute Patriot’s common stock. Several of these agreements govern the ongoing relationship between Peabody and Patriot. The agreements were prepared before the spin-off and reflect agreement between then affiliated parties established without arms-length negotiation. However, Patriot believes the terms of these agreements will equitably reflect the benefits and costs of its ongoing relationship with Peabody. The ancillary agreements include the following:

•	Various coal supply agreements;

•	Tax Separation Agreement;

•	Coal Act Liability Assumption Agreement;

•	NBCWA Liability Assumption Agreement;

•	Salaried Employee Liability Assumption Agreement;

•	Administrative Services Agreement;

•	Transition Services Agreement;

•	Employee Matters Agreement;

•	Various real property agreements;

•	Throughput and Storage Agreement for a coal transloading facility;

•	Master Equipment Sublease Agreement;

•	Software License Agreement; and

•	Common Interest Agreement.

Separation Agreement, Plan of Reorganization and Distribution

The Separation Agreement, Plan of Reorganization and Distribution, which we refer to as the Separation Agreement, sets forth the agreement between Patriot and Peabody with respect to the principal corporate transactions required to spin-off from Peabody and other agreements governing the relationship between Peabody and Patriot following the separation, including certain litigation matters.

Releases and Indemnification

The Separation Agreement generally provides for a full and complete mutual release and discharge as of the date of the spin-off of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or have failed to occur and all conditions existing or alleged to have existed on or before the separation, between or among Peabody or its affiliates, on the one hand, and Patriot or its affiliates, on the other hand, except as expressly set forth in the Separation Agreement. The liabilities released or discharged include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the separation, other than the Separation Agreement, the ancillary agreements described below and the other agreements referred to in the Separation Agreement.

Subject to certain exceptions, Patriot agrees to indemnify Peabody and its affiliates, and each of their directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	The business, operations, contracts, assets and liabilities of Patriot and its affiliates, whether arising before or after the spin-off;

•	Liabilities or obligations associated with the Patriot business, as defined in the Separation Agreement, or otherwise assumed by Patriot pursuant to the Separation Agreement, including liabilities associated with litigation related to the Patriot business;

•	Any breach by Patriot of the Separation Agreement or any of the ancillary agreements entered into in connection with the Separation Agreement; and

•	Any untrue statement or alleged untrue statement of any material fact contained in Patriot’s information statement dated October 24, 2007 filed on Form 8-K or any amendment or supplement thereto or the omission or alleged omission to state therein a material fact required to be stated, except for information for which Peabody will agree to indemnify Patriot as described below.

Subject to certain exceptions, Peabody agrees to indemnify Patriot and its affiliates, and each of Patriot’s directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	The business, operations, contracts, assets and liabilities of Peabody and its affiliates (other than the Patriot business), whether arising before or after the spin-off;

•	Liabilities or obligations of Peabody or its affiliates other than those of an entity forming part of the Patriot business or otherwise assumed by Patriot pursuant to the Separation Agreement, including liabilities associated with litigation that is not related to the Patriot business;

•	Any breach by Peabody of the Separation Agreement or any of the ancillary agreements entered into in connection with the Separation Agreement;

•	Certain retiree healthcare costs, as described under Liability Assumption Agreements and Administrative Services Agreement below; and

•	Any untrue statement or alleged untrue statement of any material fact regarding Peabody included in certain sections of Patriot’s information statement dated October 24, 2007 filed on Form 8-K.

Non-solicitation of employees

Except with the written approval of the other party and subject to certain exceptions provided in the Separation Agreement, Patriot and Peabody agree not to, for a period of 12 months following the spin-off, directly or indirectly solicit or hire employees of the other party or its subsidiaries.

Expenses

Peabody paid all costs and expenses incurred in connection with the spin-off and the transactions contemplated by the Separation Agreement, and all costs and expenses incurred in connection with the preparation, execution, delivery and implementation of the Separation Agreement and the ancillary agreements. Peabody also paid other expenses of the transaction, including the legal, filing, accounting, printing, and other expenses incurred in connection with the preparation, printing, and filing of the registration statement on Form 10. Peabody also funded a portion of Patriot’s credit facility origination fees and various legal fees related to the spin-off totaling $7.1 million.

Litigation Matters

The Separation Agreement provides that Patriot will diligently conduct, at its sole cost and expense, the defense of any actions related to the Patriot business, that Patriot will notify Peabody of any material developments related to such litigation, and that Patriot will agree not to file cross claims against Peabody in relation to such actions. Peabody made corresponding agreements with respect to actions that are not related to the Patriot business. Patriot and Peabody have agreed to share the cost and expense of certain actions that they cannot currently identify as being related to the Patriot or Peabody businesses, until they can be so classified. Furthermore, the Separation Agreement requires Patriot and Peabody to cooperate to, among other matters, maintain attorney-client privilege and work product doctrine in connection with litigation against Patriot or Peabody, as further set forth in the common interest agreement described below.

Amendments and Waivers; Further Assurances

The Separation Agreement provides that no provisions of it or any ancillary agreement will be deemed waived, amended, supplemented or modified by any party unless the waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the party against whom that waiver, amendment, supplement or modification is sought to be enforced.

Peabody and Patriot agree to use their respective reasonable efforts to:

•	Execute and deliver any additional instruments and documents and take any other actions the other party may reasonably request to effectuate the purposes of the Separation Agreement and the ancillary agreements and their terms; and

•	To take all actions and do all things reasonably necessary under applicable laws and agreements or otherwise to consummate and make effective the transactions contemplated by the Separation Agreement and the ancillary agreements.

Dispute Resolution

The Separation Agreement contains provisions that govern, except as otherwise provided in any ancillary agreements, the resolution of disputes, controversies or claims that may arise between Patriot and Peabody. These provisions contemplate that efforts will be made to resolve disputes, controversies or claims by escalation of the matter to senior management, independent Board committees or other representatives of Patriot or Peabody. If those efforts are not successful, the parties may by mutual agreement submit the dispute, controversy or claim to arbitration, subject to the provisions of the Separation Agreement.

Consummation of Spin-off Transaction

On October 31, 2007, Patriot received a net contribution from Peabody of $781.3 million, which reflected the following:

•	retention by Peabody of certain retiree healthcare liabilities of $615.8 million;

•	the forgiveness of the outstanding intercompany payables to Peabody on October 31, 2007 of $81.5 million;

•	the retention by Patriot of trade accounts receivable at October 31, 2007, previously recorded through intercompany receivables, of $68.6 million;

•	a $30.0 million cash contribution;

•	the retention by Peabody of assets and asset retirement obligations related to certain Midwest mining operations of a net $8.1 million;

•	less the transfer of intangible assets of $22.7 million related to purchased contract rights for a supply contract retained by Peabody.

Coal Supply Agreements

Following the spin-off, a majority of the coal produced by Patriot’s operations is sold to Peabody pursuant to coal supply agreements. Patriot will continue to supply coal pursuant to the Master Coal Supply Agreements and two other coal supply agreements discussed below. As of February 29, 2008, Patriot’s obligations under these contractual arrangements are as follows: 18.9 million tons in 2008, 10.6 million tons in 2009, 6.7 million tons in 2010, 6.5 million tons in 2011 and 2.8 million tons in 2012.

Patriot maintains a separate sales and marketing subsidiary, and enters into its own coal supply arrangements for new business. As Peabody’s underlying coal supply agreements expire, Peabody and Patriot may separately compete with each other and other coal suppliers for future business.

Master Coal Supply Agreements

To ensure continuity of supply to certain customers of Peabody, Patriot’s sales and marketing subsidiary entered into a total of three Master Coal Supply Agreements with Peabody subsidiaries, including separate agreements with each of the following: (1) COALSALES, LLC, (2) COALSALES II, LLC and (3) COALTRADE INTERNATIONAL, LLC. Under these contracts, the Patriot subsidiary continues to supply coal sourced from Patriot operations directly to customers who have existing contracts with these Peabody subsidiaries. The Master Coal Supply Agreements incorporate the terms and conditions of individual contracts between the Peabody subsidiaries and customers supplied by Patriot operations. Patriot undertakes to perform Peabody’s obligations with respect to the underlying coal supply contracts, and indemnifies Peabody for Patriot’s unexcused failure to perform. In turn, Patriot is entitled to the benefits that Peabody has under such contracts. Payments to Patriot are due within five days following the invoice date for end customer payments. Under the terms of the Master Coal Supply Agreements, the Patriot subsidiary bears the risk of default, non-performance and termination by the third party customers. However, the applicable Peabody subsidiary must use commercially reasonable efforts to defend its contract rights toward the customer so that Patriot continues to maintain the benefits of the pass-through agreement. In the course of defending its rights, the Peabody subsidiary must also exercise commercially reasonable efforts to avoid actions that are detrimental to Patriot.

The Master Coal Supply Agreements involve sales of approximately $965 million in the aggregate. They do not apply to coal sold pursuant to Coal Supply Agreement I or Coal Supply Agreement II (which are discussed below) or coal sales agreements entered into directly by Patriot with third party customers.

The Master Coal Supply Agreements cover a total of 41 contracts which Peabody had with 36 customers as of February 29, 2008. None of these contracts individually is material to Patriot’s financial condition or results of operations. The material terms and conditions of these contracts are summarized below.

	No. of	No. of	Weighted Avg.	Remaining
	Underlying	Underlying	Remaining	Term	Price Range	Weighted	Remaining
Peabody Counterparty	Contracts	Customers	Term	(Range)	(Per Ton)	Avg. Price	Tons
	(Millions)

COALSALES, LLC	32	27	20 months	1-34 months	$30-80	$56.27	10.2
COALSALES II, LLC	3	3	1 month	1 month	$20-40	$37.76	0.1
COALTRADE International, LLC	6	6	13 months	1-18 months	$67-86	$76.30	1.8

TOTAL	41	36					12.1

The terms and conditions of each underlying customer contract (other than term, price and quantity, as described in the above table) are substantially similar. Coal shipped under the contracts to domestic customers is typically sold and delivered to the customer at the mine, while export coal is typically sold and delivered to the customer after loading in ocean-going vessels. Payment terms vary by customer but typically range from

15-30 days from receipt of invoice. The contracts contain provisions requiring Patriot to deliver coal meeting quality thresholds for characteristics such as Btu, sulfur, ash, moisture and size. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. In some cases, the underlying contracts also provide for a price premium if the coal quality exceeds contractual specifications.

Some customer contracts contain provisions that allow for price adjustments due to new laws or changes in law that affect Patriot’s cost of production.

The customer contracts generally contain force majeure provisions allowing temporary suspension of performance by Patriot or the customer for the duration of specified events caused by Acts of God or other circumstances beyond the control of the affected party. In some cases, an extended force majeure could lead to contract termination.

In addition to the termination events described above, the customer contracts are generally terminable by the non-defaulting party for any material uncured breach.

Coal Supply Agreement I

COALSALES II, LLC, a Peabody affiliate (COALSALES II), currently supplies approximately 2.9 million tons per year of coal to steam coal customers with coal produced from Patriot’s Rocklick and Big Mountain operations. To ensure continuity of supply to its customers, COALSALES II entered into a new coal supply agreement with Patriot (Coal Supply Agreement I). Sales under Coal Supply Agreement I as of February 29, 2008 are estimated to be approximately $737 million over the remaining term of the contract.

The material terms and conditions of Coal Supply Agreement I are as follows:

•	Patriot will generally be responsible for coordinating shipments and the delivery of the coal into railcars for COALSALES II customers.

•	Patriot will supply from 1,412,500 to 1,600,250 tons of coal per contract half-year to COALSALES II through December 31, 2012.

•	Conforming coal must be provided from pre-approved Patriot production sources and shipping origins to meet specific quality parameters in accordance with specific sampling, weighing and analysis requirements. Non-conforming deliveries may be rejected by COALSALES II, which could lead to suspension and agreement termination if not remedied.

•	For Patriot coal shipments during the period from January 1, 2008 through December 31, 2011, to entitle COALSALES II to a first priority right of production, COALSALES II will make a monthly prepayment to Patriot, ten (10) days prior to the beginning of each month, in the amount of $1,041,666 per month plus any applicable taxes and royalties related thereto.

•	The unadjusted price for coal supplied under the agreement (also known as the Base Price) ranges from $45.00 to $52.08 per ton through December 31, 2012 and will be adjusted (within certain limits and on certain conditions) to reflect changes in cost due to new laws or regulations or changes in existing laws or regulations.

•	To determine the Selling Price for coal, the Base Price is adjusted upward or downward for sulfur and calorific value quality variances from the agreement’s coal quality specifications.

•	Payment terms are within 22 days after the end of each half-month and COALSALES II must pay Patriot regardless of whether or not the ultimate customer has paid COALSALES II.

•	The agreement contains force majeure provisions allowing for the temporary suspension of performance by Patriot or the customer for the duration of specified events beyond the control of the affected party. Any shortfall in coal deliveries is generally required to be made up within twelve months.

•	In general, COALSALES II will bear the risk of default, non-performance and termination by its customers unless caused by or attributable to Patriot. Should a COALSALES II customer fail to perform under its agreement with COALSALES II and damage Patriot, COALSALES II will have the obligation to pursue its rights and remedies against such customer for the benefit of Patriot, as applicable.

Coal Supply Agreement II

COALSALES, LLC, a Peabody affiliate (COALSALES), supplies coal to the Tennessee Valley Authority pursuant to a coal supply agreement that runs through December 31, 2011 (Underlying Contract). COALSALES currently sources the Underlying Contract with 3.5 million tons per year of coal produced from Patriot’s Highland operation. To ensure continuity of supply to its customer, COALSALES entered into a new coal supply agreement with Patriot (Coal Supply Agreement II) for deliveries from Highland. Sales under Coal Supply Agreement II as of February 29, 2008 are estimated to be approximately $448 million over the remaining term of the contract.

The material terms and conditions of Coal Supply Agreement II are as follows:

•	Patriot will supply coal to COALSALES through December 31, 2011 and unless otherwise agreed to among the parties, COALSALES will have no right to extend the agreement beyond such date.

•	Should the ultimate coal customer voluntarily elect to terminate its contract with COALSALES early, COALSALES may continue to take full delivery under its agreement with Patriot or elect to terminate the agreement and pay to Patriot the liquidated damages (25% of the Base Price, see below) it receives from the ultimate coal customer. COALSALES may also terminate the agreement with Patriot if the ultimate coal customer terminates its agreement with COALSALES due to specified increases in transportation costs, and no liquidated damages apply.

•	Coal is to be shipped in relatively equal monthly shipments of 290,000 tons per month with allowed variances of five (5%) percent per month should the ultimate coal customer so elect. The volume of coal to be shipped under the agreement may be reduced by COALSALES, if the ultimate coal customer reduces shipments of coal due to new environmental laws or regulations.

•	Patriot will generally be responsible for coordinating shipments and the delivery of the coal into barges provided by the ultimate coal customer.

•	Conforming coal must be provided from Patriot’s Highland Mine (unless other production sources are approved by the ultimate coal customer) to meet specific quality parameters. Patriot is responsible for performing all sampling, weighing and analysis requirements. Non-conforming deliveries may be rejected by COALSALES and/or the ultimate coal customer, which could lead to suspension and agreement termination if not remedied.

•	The Base Price for coal supplied under the agreement ranges from $31.62 to $34.23 per ton through December 31, 2011 and may be adjusted (within certain limits) to reflect changes in cost due to new laws or regulations or changes in existing law or regulation.

•	Payment terms are within 30 days after the unloading of coal by the ultimate customer, or if later, the receipt of Patriot’s invoice. Should there be any dispute of the invoiced amount by the ultimate coal customer, COALSALES will have the right to make a partial payment to Patriot excluding such disputed amount.

•	Sixty (60) days after the end of each calendar quarter, COALSALES will invoice Patriot for quality variances from the coal specifications contained in the agreement. Such invoice will include upward or downward price adjustments for moisture, ash, sulfur and calorific value.

•	The agreement contains force majeure provisions allowing for the temporary suspension of performance by Patriot or the customer for the duration of specified events beyond the control of the affected party. Any shortfall in coal deliveries will be made up at Patriot’s election, subject to mutual agreement on scheduling with the ultimate coal customer.

•	The Underlying Contract is generally terminable by the non-defaulting party for any material uncured breach. In general, COALSALES will bear the risk of default, non-performance and termination by the end customer unless caused by or attributable to Patriot. Should the ultimate coal customer fail to perform under its agreement with COALSALES and damage Patriot, COALSALES will have the obligation to pursue its rights and remedies against the ultimate coal customer for the benefit of Patriot, as applicable.

Tax Separation Agreement

The tax separation agreement sets forth the responsibilities of Peabody and Patriot with respect to, among other things, liabilities for federal, state, local and foreign taxes for periods before and including the spin-off, the preparation and filing of tax returns for such periods and disputes with taxing authorities regarding taxes for such periods. Peabody is generally responsible for federal, state, local and foreign income taxes of Patriot for periods before and including the spin-off. Patriot is generally responsible for all other taxes relating to its business. Peabody and Patriot are each generally responsible for managing those disputes that relate to the taxes for which each is responsible and, under certain circumstances, may jointly control any dispute relating to taxes for which both parties are responsible. The tax separation agreement also provides that Patriot will have to indemnify Peabody for some or all of the taxes resulting from the transactions related to the distribution of Patriot common stock if it takes certain actions and if the distribution does not qualify as tax-free under Sections 355 and 368 of the Code.

To maintain the qualification of the distribution as tax-free under sections 368(a)(1)(D) and 355 of the Code, there are material limitations on transactions in which Patriot may be involved during the two-year period following the distribution date. Specifically, during this two-year period, Patriot has agreed to refrain from engaging in any of the transactions listed below unless it first obtains a private letter ruling from the IRS or an opinion reasonably acceptable in substance to Peabody from a tax advisor reasonably acceptable to Peabody providing that the transaction will not affect the tax-free treatment of the distribution and the preceding contributions of capital.

Patriot is restricted from entering into any negotiations, agreements or arrangements with respect to transactions or events that may cause the spin-off to be treated as part of a plan pursuant to which one or more persons acquire directly or indirectly stock of Patriot representing a “50-percent or greater interest” therein within the meaning of Section 355(d)(4) of the Code, including such transactions or events described below (and, for this purpose, including any redemptions made pursuant to open market stock repurchase programs), stock issuances pursuant to the exercise of options or otherwise, option grants, capital contributions or acquisitions, entering into any partnership or joint venture arrangements or a series of such transactions or events, but not including the spin-off.

•	Merging or consolidating with or into another corporation;

•	Liquidating or partially liquidating;

•	Selling or transferring all or substantially all of its assets in a single transaction or series of related transactions, or selling or transferring any portion of its assets that would violate certain continuity requirements imposed by the Code; and

•	Redeeming or otherwise repurchasing any of its capital stock other than pursuant to open market stock repurchase programs meeting certain IRS requirements.

If Patriot enters into any of these transactions, with or without the required private letter ruling or opinion from tax counsel, Patriot will be responsible for, and will indemnify Peabody from and against, any tax liability resulting from any such transaction.

Liability Assumption Agreements and Administrative Services Agreement

In connection with the spin-off, a subsidiary of Peabody agreed to pay certain retiree healthcare liabilities of Patriot and its subsidiaries arising under the Coal Industry Retiree Health Benefit Act of 1992 (Coal Act)

and the 2007 National Bituminous Coal Wage Agreement (2007 NBCWA) and predecessor agreements, as well as retiree healthcare liabilities relating to certain salaried employees. The terms governing such assumptions are set forth in a Coal Act Liability Assumption Agreement, a NBCWA Liabilities Assumption Agreement and a Salaried Employee Liability Assumption Agreement, each entered into among the Peabody subsidiary and the applicable Patriot subsidiaries. Peabody guarantees the performance of its subsidiary under these liability assumption agreements. Patriot is secondarily liable if Peabody fails to meet the 2007 NBCWA obligations and the salaried employee obligations.

As of December 31, 2007, the present value of the estimated retiree healthcare liabilities to be paid by Peabody totaled $603.4 million, including Coal Act liabilities, 2007 NBCWA contractual liabilities and liabilities relating to salaried employees of one of Patriot’s subsidiaries. As a result of Peabody’s agreement to pay these liabilities, Patriot’s retiree healthcare expense and related cash payments were reduced significantly from historical levels following the spin-off.

Under the Coal Act Liability Assumption Agreement, the Peabody subsidiary agreed to pay all retiree healthcare liabilities of Patriot and its subsidiaries under the Coal Act for employees retiring on or after January 1, 1976 and prior to October 1, 1994. Under the NBCWA Liability Assumption Agreement, the Peabody subsidiary agreed to pay certain retiree healthcare liabilities of Peabody Coal Company (a Patriot subsidiary signatory to the 2007 NBCWA and predecessor agreements) for employees retiring after September 30, 1994 and on or before December 31, 2006. In certain circumstances, the Peabody subsidiary would not be responsible for increases in retiree healthcare benefits associated with future labor agreements entered into by Patriot. Under the Salaried Employee Liability Assumption Agreement, the Peabody subsidiary agreed to pay certain retiree healthcare liabilities of Peabody Coal Company for employees retiring on or prior to December 31, 2006.

Patriot administers the retiree healthcare benefits assumed by the Peabody subsidiary, pursuant to an Administrative Services Agreement entered into effective as of October 31, 2007. The Peabody subsidiary pays Patriot a fee equal to the fair market value of the administration of such benefits. The Administrative Services Agreement shall remain in effect until the termination of all of the liability assumption agreements.

Transition Services Agreement

Peabody and Patriot entered into a transition services agreement pursuant to which Peabody provides certain administrative and other services to Patriot, including in the following areas: information technology, purchasing and materials management, accounting services, payroll, human resources, engineering, geology, land management and environmental services. For each of these areas, a transition service schedule summarizes the services to be provided and the responsibilities of Peabody and Patriot. The cost to Patriot for these services is an estimate of fair market value rates. Patriot has the right to terminate the transition services agreement or any class of services provided thereunder on 60 days’ prior notice. The agreement has an initial term of six months, and Patriot has the option to extend for an additional term of three months and, under certain circumstances, for another term of three months. Patriot paid $0.9 million to Peabody in November and December 2007 for transition services.

Employee Matters Agreement

General

In connection with the spin-off, Patriot and Peabody entered into an employee matters agreement, which provides for the transition of Patriot’s employees and retirees from Peabody’s employee plans and programs to employee plans and programs at Patriot. The agreement also allocates responsibility for certain employee benefit matters and liabilities after the distribution date, including benefits for certain former employees of Patriot’s subsidiaries. In general, and except as described below or under the section captioned Liability Assumption Agreements and Administrative Services Agreement, Patriot and Peabody are responsible for all obligations and liabilities relating to their respective current and former employees and their dependents and beneficiaries.

Treatment of Peabody Equity Awards held by Patriot Employees

In connection with the spin-off, each Peabody stock option that was outstanding immediately prior to the distribution date was adjusted based on a formula determined by Peabody’s Compensation Committee in accordance with the terms of the applicable stock incentive plan. Certain Peabody employees who became Patriot executives following the spin-off held adjusted Peabody stock options that were scheduled to vest on or before January 3, 2008. These options continued to vest based on such optionees’ continued employment with Patriot through January 3, 2008. Such optionees have six months after the earlier of January 3, 2008 or their termination from Patriot to exercise vested options in accordance with the terms of the applicable stock incentive plan and option agreement.

Certain Peabody employees who became Patriot executives following the spin-off held restricted shares of Peabody common stock. On October 22, 2007, those restricted stockholders received the Patriot stock dividend on the same basis as all other Peabody stockholders. In addition, restricted shares held by these Patriot employees that were scheduled to vest on or before January 3, 2008 continued to vest based on continued employment with Patriot through January 3, 2008. These restricted shares remained subject to the terms and conditions of the applicable stock incentive plan and award agreement as in effect immediately prior to October 31, 2007. Restricted shares held by these Patriot employees that were scheduled to vest after January 3, 2008 accelerated and became fully vested on October 31, 2007.

Peabody’s Board of Directors approved certain amendments to Peabody’s existing long term incentive stock plans, effective as of October 31, 2007, to permit the treatment of equity awards as outlined above.

For all other Peabody employees who hold Peabody equity awards and became Patriot employees, an amendment to Peabody’s long-term stock incentive plans was implemented to allow for continued vesting under these plans.

Certain Real Property Arrangements

Following the spin-off, Patriot and its affiliates controlled approximately 1.3 billion tons of proven and probable coal reserves and related surface property in West Virginia, western Kentucky and Illinois through various means, including fee ownership, coal leases and option agreements. Except for certain easements, rights of access and similar rights due to the adjacent ownership of real property in western Kentucky, no continuing real property relationships exist between Peabody and Patriot subsequent to the spin-off. In the future, Patriot and Peabody may enter into other commercial real property agreements from time to time, the terms of which will be determined at those relevant times.

Pursuant to a Conveyance and Assumption Agreement between a subsidiary of Patriot and several subsidiaries of Peabody, these Peabody subsidiaries assumed certain reclamation obligations at sites in Indiana, Illinois, Kentucky and Ohio in exchange for equipment owned by Patriot’s subsidiary having an aggregate book value of approximately $1.2 million as of October 31, 2007.

Throughput and Storage Agreement

Since 1985, Patriot’s operations have transloaded coal for seaborne markets through Dominion Terminal Associates (DTA), a coal transloading and ground storage facility in Newport News, Virginia. Peabody owns a 30% interest in DTA. In connection with the spin-off, Patriot entered into a five-year Throughput and Storage Agreement with Peabody pursuant to which Patriot continues to utilize the DTA facility for transloading seaborne shipments from Central Appalachia which originate on the CSX railroad at an agreed fair value rate. Payments under the Throughput and Storage Agreement are estimated to be $17.3 million over the term of the contract.

Master Equipment Sublease Agreement

Certain mining equipment and facilities used in the Patriot business are leased from third parties by various Peabody affiliates. Following the spin-off, Patriot subleases this equipment and facilities from Peabody on terms and conditions substantially similar to the third-party lease agreements. The sublease payments will be approximately $17 million in 2008 and decline to $2.2 million per year by 2011 assuming exercise of certain buy-out options related to such equipment and facilities. After the spin-off, all new equipment and facilities leases have been entered into by Patriot without Peabody involvement. Upon expiration of an underlying equipment lease, Patriot shall have the right to exercise any applicable buy-out rights or return the respective equipment to the lessor in accordance with the terms of such lease. Patriot shall indemnify, defend and hold Peabody harmless from and against any and all claims, damages, costs and expenses related to the subleased equipment or any breach by Patriot of the master sublease agreement or its underlying lease agreements. Subject to the foregoing, Patriot is responsible for acquiring and maintaining all equipment and facilities used in the operation of its businesses following the spin-off.

Guarantees

Patriot and its subsidiaries were guarantors with respect to Peabody’s public debt. At spin-off, Patriot was released from all such guarantee obligations.

Peabody currently does not guarantee any outstanding debt obligations of Patriot or its subsidiaries. In the normal course of business, Peabody has guaranteed the performance of Patriot and its subsidiaries under various arrangements, including real property leases, equipment and fixture leases, coal supply agreements and other contracts. Those obligations which can be quantified include payments under premises leases, equipment leases and maintenance contracts. The total amount of such guarantee obligations was approximately $72 million as of December 31, 2007. Peabody also has guarantees in place with respect to certain of Patriot’s Federal Black Lung Benefits Act and workers’ compensation liabilities. The total amount of such guaranteed obligations was approximately $215 million as of December 31, 2007. For other obligations, including guarantees of mineral and real property leases and performance guarantees under coal supply agreements, Peabody’s potential exposure depends upon future production and market prices, which cannot be determined at this time.

Software License Agreement

Pursuant to the software license agreement, Peabody granted to Patriot a non-exclusive license, solely in connection with Patriot’s operation of the Patriot business, to install, copy and distribute internally, use and create improvements, enhancements and modifications to certain proprietary software applications. The license was conditioned upon Patriot’s prior acquisition, at Patriot’s expense, of a license to all third party software applications, code or other proprietary data or information which must be on the same platform in order for the licensed software to run. Peabody also granted the right to copy and distribute internally, use and create improvements, enhancements or modifications to any related documentation developed by Peabody that pertains to the operation of the licensed software applications.

The software license agreement continues indefinitely, subject to certain termination rights, such as upon a change of control of Patriot. The agreement also provides that Peabody may, but is under no obligation to, provide Patriot with improvements, enhancements or modifications it makes to the licensed software applications and related documentation after the date of the spin-off. Patriot may make its own improvements, enhancements or modifications to the licensed software applications and related documentation, but all intellectual property rights therein are owned by Peabody and licensed to Patriot under this agreement. Peabody does not provide support and maintenance services to Patriot in connection with the licensed software applications other than under the Transition Services Agreement. As consideration for the license granted under the software license agreement, Patriot paid Peabody a non-refundable upfront license fee of $1.2 million. Patriot does not currently anticipate that Peabody will provide it with updates, enhancements or modifications to the licensed software applications during the term of the software license agreement.

Common Interest Agreement

In connection with the spin-off, Patriot and Peabody entered into a common interest agreement, which sets forth the terms under which Patriot will cooperate with Peabody with respect to claims, suits, investigations or other proceedings that have been, or that in the future could be, initiated against Patriot or

Peabody. With the exception of situations where a conflict of interest arises between Patriot and Peabody, under the common interest agreement, the attorney-client privilege and the work product doctrine will apply to all privileged information and work product exchanged between Patriot and Peabody.

The common interest agreement provides that the parties will share such information and documents as they deem appropriate under the law with the other parties and their officers, directors, employees, advisors or agents, so long as such person is informed by the applicable party of the confidential nature of the shared information and documents and is obligated to treat such information and documents in accordance with the provisions of the common interest agreement. If any third party requests, by summons, subpoena or otherwise, the production of any privileged documents from any party to the common interest agreement, the recipient of such demand will immediately notify the other party and will take all reasonable steps to permit the assertion of all applicable rights and privileges with respect to the documents and information subject to the request.

Policy for Approval of Related Person Transactions

The Nominating & Governance Committee is responsible for reviewing and approving all transactions between Patriot and certain “related persons,” such as its executive officers, directors and owners of more than 5% of Patriot’s voting securities in accordance with its written policy. Such transactions are generally reviewed before entry into the related person transaction. In addition, if any of its specified officers becomes aware of a related party transaction that has not been previously approved or ratified, such related person transaction will be promptly submitted thereafter to the Committee for its review. In reviewing a transaction, the Committee considers the relevant facts and circumstances, including the benefits to Patriot, any impact on director independence and whether the terms are consistent with a transaction available on an arms-length basis. Only those related person transactions that are determined to be in (or not inconsistent with) the best interests of Patriot and stockholders are permitted to be approved. No member of the Committee may participate in any review of a transaction in which the member or any of his or her family members is the related person. A copy of the policy can be found on Patriot’s website (www.patriotcoal.com) by clicking on “Investors,” then “Corporate Governance,” and then “Related Party Transactions” and is available in print to any stockholder who requests it. Information on the website is not considered part of this proxy statement/prospectus.

Director Independence

As required by the rules of the New York Stock Exchange, the Board of Directors will evaluate the independence of its members at least annually, and at other appropriate times when a change in circumstances could potentially impact the independence or effectiveness of one or more directors (e.g., in connection with a change in employment status or other significant changes). This process is administered by the Nominating & Governance Committee which consists entirely of directors who are independent under applicable New York Stock Exchange rules. After carefully considering all relevant relationships with Patriot, the Nominating & Governance Committee submits its recommendations regarding independence to the full Board, which then makes a determination with respect to each director.

In making independence determinations, the Nominating & Governance Committee and the Board consider all relevant facts and circumstances, including (1) the nature of any relationships with Patriot, (2) the significance of the relationship to Patriot, the other organization and the individual director, (3) whether or not the relationship is solely a business relationship in the ordinary course of Patriot’s and the other organization’s businesses and does not afford the director any special benefits, and (4) any commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. For purposes of this determination, the Board deems any relationships that have expired for more than three years to be immaterial.

After considering the standards for independence adopted by the New York Stock Exchange and various other factors as described herein, the Board of Directors has determined that all directors other than Messrs. Whiting and Engelhardt are independent. None of the directors, other than Messrs. Whiting and Engelhardt, receives any compensation from Patriot other than customary director and committee fees.

The Board has determined that Directors Adorjan, Brown, Lushefski and Scharf are independent, based upon the fact that they have no relationships with Patriot (other than serving as directors). The Board has also determined that Mr. Viets is independent after evaluating his relationship with Patriot and concluding that such relationship is immaterial. Such relationship is outlined below.

Mr. Viets serves as a director of RLI Corp., a specialty property and casualty insurer that provides marine excess liability insurance coverage to Patriot for an annual premium of $8,400. The Board has concluded that this relationship is not material since this service is offered to Patriot on the same general terms and conditions as other large commercial customers and was provided to Patriot prior to Mr. Viets joining the Board. Patriot’s directors did not solicit these commercial relationships and were not involved in any related discussions or deliberations.

Magnum Nominees for Appointment to Patriot’s Board of Directors if the Merger is Consummated

The nominees initially designated by the stockholder representative under the voting agreement for appointment to Patriot’s board of directors are Robb E. Turner and John Erhard, each of whom is affiliated with the ArcLight Funds. The nominating and governance committee of Patriot’s board of directors has determined that as of the date of the voting agreement, Messrs. Turner and Erhard would, to the reasonable satisfaction of the nominating and governance committee of Patriot’s board of directors, be “independent directors” under the New York Stock Exchange’s listing standards, disregarding certain disclosed relationships. However, Messrs. Turner and Erhard may not satisfy the criteria to be “independent directors” as a result of, among other things, the consummation of the ArcLight financing and other relationships between the ArcLight Funds and Magnum. See “Ancillary Transaction Documents — Voting Agreement — Board of Directors of Patriot Following the Merger” and “Risk Factors — Risk Factors Relating to the Merger — Directors appointed pursuant to the voting agreement may not satisfy the criteria to be “independent directors” under the New York Stock Exchange’s listing standards.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF MAGNUM

Royalty Assignment to Major Stockholders

Pursuant to certain agreements entered into by Trout, a subsidiary of Magnum, and certain of its affiliates (referred to as the Trout entities) and Christopher Cline, Cline granted to the Trout entities an option to purchase interests in certain coal mining reserves procured by Cline in exchange for an agreed payment amount. Such amount was to be payable to Cline periodically over time at a rate of an agreed number of cents per clean ton sold of coal mined by certain of the Trout entities until the total amount was paid in full. These periodic payments are referred to in this proxy statement/prospectus as royalty streams. In January 2007, Cline assigned his rights to the royalty streams to RoyaltyCo, LLC, a subsidiary owned by the ArcLight Funds, Magnum’s majority stockholder, for a price of $19 million. The amount payable in any payment period will depend on the volume of coal mined by the Trout entities. The total amounts paid in respect of such royalty streams under these arrangements were approximately $3.4 million in 2004, $2.9 million in 2005, $2.7 million in 2006 and $2.1 million in 2007. The aggregate amount of royalty streams that remains to be paid is approximately $72.4 million as of February 29, 2008. On March 26, 2008, RoyaltyCo, LLC, Magnum, Trout, New Trout Coal Holdings II, LLC and Panther LLC entered into an amended and restated royalty clarification letter agreement, clarifying the terms of the royalty streams referred to above.

Pursuant to the amended and restated royalty clarification letter agreement, Magnum agreed, among other things, that until the full amount of remaining royalty payments owing to RoyaltyCo has been paid, Magnum will not transfer or dispose of any of its ownership interests in the applicable subsidiaries or the coal reserves owned or leased by the applicable subsidiaries without the prior written consent of RoyaltyCo, which consent will not be unreasonably withheld, delayed or conditioned. However, after the effective time of the merger, RoyaltyCo’s consent will not be required for any such transfer if (1) Magnum has provided prior notice of the transfer to RoyaltyCo, (2) the transferee has unconditionally agreed with RoyaltyCo to pay the applicable royalty streams on the same terms and conditions as apply to Magnum, to provide RoyaltyCo with access to certain information and not to transfer the applicable properties without the transferee thereof agreeing in writing to be bound by the terms and conditions of the letter agreement and (3) Patriot unconditionally guarantees the payment obligations of the transferee.

Financial Advisor

Citigroup Global Markets Inc., a non-controlled affiliate of the Citigroup Capital Partners II affiliates that are stockholders of Magnum, is acting as a financial advisor to Magnum in respect of the proposed merger between Magnum and Patriot described in this proxy statement/prospectus.

Affiliate Loans

ArcLight I advanced Magnum $22 million in funding for operations through March 2006. All such loans were repaid prior to December 31, 2007.

Cascade Side Letter

Magnum issued a letter to one of its institutional stockholders, Cascade Investment, L.L.C. (Cascade), dated April 2, 2008, pursuant to which Magnum agreed to reimburse Cascade in connection with certain expenses related to any Hart Scott Rodino Act filings required to be made by it in connection with the merger. The letter specifies that such reimbursement shall not exceed the sum of: (i) the amount of the filing fees actually paid respect to such filing and (ii) $40,000.

Magnum Convertible Notes

On March 26, 2008, Magnum issued $100 million of senior subordinated second lien convertible notes, which we refer to as the Magnum convertible notes, to a number of existing stockholders (including, among others, several of its officers). The principal amounts of the Magnum convertible notes issued to Magnum’s stockholders is summarized in the following table:

Institutional Stockholders
ArcLight Energy Partners Fund I, LLP	$15,000,000.00
ArcLight Energy Partners Fund II, LLP	$48,214,596.00
Caisse De Depot Et Placement Du Quebec	$9,600,000.00
Cascade Investment, L.L.C.	$11,588,720.00
Citigroup Capital Partners II Employee Master Fund, L.P.	$2,676,285.57
Citigroup Capital Partners II 2006 Citigroup Investment, L.P.	$2,382,601.53
Citigroup Capital Partners II Onshore, L.P.	$1,208,231.36
Citigroup Capital Partners II Cayman Holdings, L.P.	$1,513,948.54
Howard Hughes Medical Institute	$7,585,617.00
Individual Stockholders
H. Douglas Dahl	$20,000.00
Officers
Paul Vining	$154,000.00
David Turnbull	$20,000.00
Richard Verheij	$25,000.00
B. Scott Spears	$11,000.00

Total Notes	$100,000,000.00

The Magnum convertible notes bear interest at a rate of 10% per annum payable quarterly in arrears solely in kind (calculated on the basis of twelve 30-day months, in a 360-day year).

The Magnum convertible notes (including all unpaid principal and accrued and unpaid interest thereon) shall automatically be convertible into shares of common stock of Magnum, at a conversion price per share equal to the merger conversion price in the event that the merger with Patriot is consummated (and such conversion shares shall be exchanged for Patriot common stock as part of the 11,901,729 shares to be exchanged under the merger). The merger conversion price means the lesser of (a) $7.50 and (b) (x) the positive difference of the value of Magnum minus the then unpaid principal of the convertible notes and all accrued and unpaid interest thereon (calculated immediately prior to the effectiveness of the merger) divided by (y) the number of shares of Magnum common stock issued and outstanding immediately prior to the effectiveness of the merger, not including the shares to be issued on conversion of the convertible notes. The value of Magnum means, immediately prior to the effectiveness of the merger, (a) the aggregate number of shares of Patriot common stock to be issued to Magnum’s stockholders as consideration for their Magnum common stock upon the effectiveness of the merger, including the Magnum common stock to be issued on conversion of the Magnum convertible notes, multiplied by (b) the volume-weighted average price of the Patriot common stock on the New York Stock Exchange for all trades executed during the ten trading days immediately preceding the effectiveness of the merger (based on trading data as reported on Bloomberg Financial Services, Inc.).

If the merger is not consummated, the Magnum convertible notes (including all unpaid principal and accrued and unpaid interest thereon) shall be converted into Magnum common stock under certain prescribed circumstances. Additionally, if the merger is not consummated and the Magnum convertible notes are not converted into Magnum common stock, the convertible notes would remain outstanding as indebtedness of

Magnum, with a bullet payment maturity date falling on the date that is seven days prior to the fifth anniversary of the closing under the Magnum convertible note purchase agreement.

The Magnum convertible notes are secured by a second priority lien on all the assets of Magnum that are now subject to a first priority lien in favor of the secured parties under Magnum’s existing credit agreement and are subordinated in right of payment and in right of collateral security to Magnum’s obligations under Magnum’s existing credit agreement.

Of the aggregate $100 million raised by Magnum pursuant to the issuance of the Magnum convertible notes, $80 million was used to prepay amounts then outstanding under Magnum’s existing term loan facility, and $20 million was used to prepay amounts then outstanding under Magnum’s revolving credit facility (thereby providing Magnum with $20 million of revolver availability for its immediate liquidity needs prior to the closing of the merger).

DESCRIPTION OF PATRIOT CAPITAL STOCK

The following summary of the capital stock of Patriot is subject in all respects to applicable Delaware law, the Patriot certificate of incorporation, Patriot’s by-laws and Patriot’s rights agreement. See also “Comparison of Rights of Common Stockholders of Magnum and Common Stockholders of Patriot”.

Authorized and Outstanding Capital Stock

Patriot’s authorized capital stock consists of 100 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share. The authorized preferred shares include 1 million shares of Series A Junior Participating Preferred Stock. At the close of business of [          ], 2008, [          ] shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Dividends

Subject to preferences that may be applicable to any series of preferred stock, the owners of Patriot common stock may receive dividends when declared by the board of directors out of funds legally available for the payment of dividends. All decisions regarding the declaration and payment of dividends will be evaluated from time to time in light of Patriot’s financial condition, earnings, growth prospects, funding requirements, applicable law and other factors the Patriot board of directors deems relevant.

Voting Rights

Each share of common stock is entitled to one vote in the election of directors and all other matters submitted to stockholder vote. Except as otherwise required by law or provided in any resolution adopted by Patriot’s board of directors with respect to any series of preferred stock, the holders of Patriot common stock possess all voting power. No cumulative voting rights exist. In general, all matters submitted to a meeting of stockholders, other than as described below, are decided by vote of a majority of the shares of Patriot’s common stock present in person or represented by proxy at the meeting and entitled to vote on the matter. Directors are elected by a plurality of the shares of Patriot’s common stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The approval of at least 75% of the shares of Patriot’s outstanding common stock entitled to vote is necessary to approve certain actions, such as amending the provisions of Patriot’s by-laws or certificate of incorporation relating to the plurality voting standard for the election of directors, the number and manner of election and removal of directors, the classified nature of Patriot’s board of directors, the manner of filling vacancies thereon or prohibiting action by the stockholders by written consent, or electing a director to fill a vacancy if the stockholders’ power to do so is expressly conferred by applicable Delaware law. Other amendments to Patriot’s by-laws and certificate of incorporation, and certain extraordinary transactions (such as a merger or consolidation involving Patriot or a sale of all or substantially all of the assets of Patriot), must be approved by a majority of Patriot’s outstanding common stock entitled to vote.

Certain holders of Magnum common stock who receive Patriot common stock in the merger will be subject to certain restrictions on their ability to vote their shares of Patriot common stock. See “Ancillary Transaction Agreements — Voting Agreement — Voting Obligations of Certain Magnum Stockholders.”

Liquidation Rights

If Patriot liquidates, dissolves or winds-up its business, whether voluntarily or not, Patriot’s common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders.

Preemptive Rights

The common stock does not carry preemptive or similar rights.

Listing

Patriot’s common stock is listed on the New York Stock Exchange under the trading symbol “PCX”.

Transfer Agent and Registrar

The transfer agent and registrar for Patriot’s common stock is American Stock Transfer & Trust Company.

Preferred Stock

Patriot’s certificate of incorporation authorizes Patriot’s board of directors, without the approval of stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of the common stock. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. See “— Anti-Takeover Effects of Provisions of Delaware Law and Patriot’s Charter and By-Laws.”

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable Patriot’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Patriot by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Patriot’s management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Patriot’s Charter and By-Laws

Delaware Law

Patriot is subject to the provisions of Section 203 of the Delaware General Corporation Law, which applies to a broad range of business combinations between a Delaware corporation and an interested stockholder. The Delaware law definition of business combination includes mergers, sales of assets, issuances of voting stock and certain other transactions. An interested stockholder is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation.

Section 203 prohibits a corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless:

•	the board of directors approved the business combination before the stockholder became an interested stockholder, or the board approved the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owned at least 85% of the voting stock outstanding when the transaction began other than shares held by directors who are also officers and other than shares held by certain employee stock plans; or

•	the board approved the business combination after the stockholder became an interested stockholder and the business combination was approved at a meeting by at least two-thirds of the outstanding voting stock not owned by such stockholder.

These limitations on business combinations with interested stockholders do not apply to a corporation that does not have a class of stock listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

The provisions of Section 203 may encourage companies interested in acquiring Patriot to negotiate in advance with Patriot’s board of directors because the stockholder approval requirement would be avoided if Patriot’s board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in Patriot’s board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Certificate of Incorporation; By-Laws

Patriot’s certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of Patriot by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Classes of Preferred Stock.  Under Patriot’s certificate of incorporation, Patriot’s board of directors has the full authority permitted by Delaware law to determine the voting rights, if any, and designations, preferences, limitations and special rights of any class or any series of any class of the preferred stock, which may be greater than those of Patriot’s common stock. The effects of the issuance of a new series or class of preferred stock might include, among other things, restricting dividends on Patriot’s common stock, diluting the voting power of Patriot’s common stock, impairing the liquidation rights of Patriot’s common stock, or delaying or preventing a change in control of Patriot.

Removal of Directors; Filling Vacancies.  Patriot’s certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. Additionally, only Patriot’s board of directors will be authorized to fix the number of directors and to fill any vacancies on Patriot’s board. These provisions could make it more difficult for a potential acquirer to gain control of Patriot’s board.

Stockholder Action.  Patriot’s certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Patriot’s certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by Patriot’s Chief Executive Officer or pursuant to a resolution adopted by Patriot’s board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders.

Advance Notice Procedures.  Patriot’s by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of Patriot’s board, the chairman of the board, or by a stockholder who has given timely written notice to the secretary of Patriot prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting Patriot delivers or by, or at the direction of, the chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of Patriot of his intention to raise those matters at the annual meeting. If the chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

Classified board of directors.  Patriot’s certificate of incorporation provides for Patriot’s board to be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of Patriot’s board will be elected each year. Under Section 141 of the Delaware General Corporation Law, directors serving on a classified Board can only be removed for cause. The initial term of Class I directors expires in 2008, the initial term of Class II directors expires in 2009 and the initial term of Class III directors expires in 2010. After the initial term of each class, Patriot’s directors will serve three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Patriot’s board currently consists of seven directors. See “Ancillary Transaction Agreements — Voting Agreement — Board of Directors of Patriot Following the Merger” for changes that will occur to the Patriot board of directors if the merger is consummated.

The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of Patriot’s board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for Patriot’s shares or otherwise attempting to obtain control of Patriot and could increase the likelihood that Patriot’s incumbent directors will retain their positions.

Amendments.  Patriot’s certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend the provisions of Patriot’s certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of Patriot’s directors, the classified board and the removal of directors. Patriot’s certificate of incorporation further provides that Patriot’s by-laws may be amended by Patriot’s board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

Rights Agreement

Patriot’s board of directors adopted a rights agreement dated October 22, 2007. Under the rights agreement, one preferred share purchase right was issued for each outstanding share of common stock.

In connection with the entry into the merger agreement, Patriot amended its rights agreement on April 2, 2008 to render it inapplicable to the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger, and to provide that no Magnum stockholder will be deemed to have acquired beneficial ownership of 15% or more of Patriot’s outstanding common stock for purposes of the rights agreement solely as a result of the merger. See “The Merger Agreement — Patriot Rights Agreement Amendment”.

Purchase Price

Once the rights become exercisable, each right will entitle the registered holder to purchase from Patriot one one-hundredth of a share of Patriot’s Series A Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $125 per one one-hundredth of a preferred share, subject to adjustment.

Flip-In

In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Patriot’s common stock having a market value of two times the exercise price of the right.

Flip-Over

If Patriot is acquired in a merger or other business combination transaction or 50% or more of Patriot’s combined assets or earning power are sold after a person or group acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

Distribution Date

The distribution date is the earlier of: (1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of Patriot’s outstanding common stock; or (2) 10 business days (or such later date as may be determined by action of Patriot’s board of directors prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of Patriot’s outstanding common stock.

Transfer and Detachment

Until the distribution date, the rights will be evidenced by book entry in Patriot’s direct registration system. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

Exercisability

The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1) October 22, 2017, unless that date is extended, (2) the time at which Patriot redeems the rights, as described below, or (3) the time at which Patriot exchanges the rights, as described below.

Adjustments

The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to preferred shares. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of Patriot’s common stock or a stock dividend on Patriot’s common stock payable in common stock or subdivisions, consolidations or combinations of Patriot’s common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

Preferred Shares

Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to the greater of (a) a preferential quarterly dividend payment of $1.00 per share and (b) 100 times the aggregate dividend declared per share of common stock, subject to adjustment. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share together with an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Patriot’s common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

The value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of Patriot’s common stock.

Exchange

At any time after any person or group acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of Patriot’s outstanding common stock, Patriot’s board of directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of Patriot’s common stock, or one one-hundredth of a preferred share (subject to adjustment).

Redemption

At any time prior to any person or group acquiring beneficial ownership of 15% or more of Patriot’s outstanding common stock, Patriot’s board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as Patriot’s board in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Amendments

The terms of the rights may be amended by Patriot’s board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than 10%, except that the board may not reduce or cancel the redemption price and from and after such time as any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of Patriot’s outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

Rights of Holders

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Patriot’s company, including, without limitation, the right to vote or to receive dividends.

Anti-takeover Effects

The rights have certain anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire Patriot on terms not approved by Patriot’s board of directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by Patriot’s board since the rights may be redeemed by Patriot at a nominal price prior to the time that a person or group has acquired beneficial ownership of 15% or more of Patriot’s common stock. Thus, the rights are intended to encourage persons who may seek to acquire control of Patriot to initiate such an acquisition through negotiations with Patriot’s board. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in Patriot’s equity securities or seeking to obtain control of Patriot. To the extent any potential acquirors are deterred by the rights, the rights may have the effect of preserving incumbent management in office.

COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF PATRIOT AND COMMON STOCKHOLDERS OF MAGNUM

Patriot and Magnum are each Delaware corporations subject to the provisions of the Delaware General Corporation Law, which we refer to as Delaware law. The rights of Patriot’s stockholders are currently governed principally by the Patriot certificate of incorporation, the Patriot by-laws, the Patriot rights agreement and Delaware law. The merger will not affect the rights of Patriot’s stockholders.

The rights of holders of Magnum common stock are currently governed principally by:

•	Delaware law;

•	Magnum’s restated certificate of incorporation, which we refer to in this proxy statement/prospectus as Magnum’s charter;

•	Magnum’s restated by-laws, which we refer to in this proxy statement/prospectus as Magnum’s bylaws; and

•	Magnum’s stockholders’ agreement dated as of March 21, 2006 among Magnum and certain Magnum stockholders party thereto, which we refer to in this proxy statement/prospectus as the Magnum stockholders agreement.

As a result of the merger, holders of Magnum common stock who receive Patriot common stock will have the rights and privileges of Patriot stockholders governed principally by the Patriot certificate of incorporation, the Patriot by-laws, the Patriot rights agreement and Delaware law. In addition, certain holders of Magnum common stock who receive Patriot common stock will have certain rights and be subject to certain obligations under the voting agreement, as described under “Ancillary Transaction Agreements — Voting Agreement”.

While both Magnum and Patriot are Delaware corporations, there are certain material differences between the rights of holders of Magnum common stock and the rights of holders of Patriot common stock as of the date of this proxy statement/prospectus. The following description summarizes the material differences between the rights of Magnum stockholders and Patriot stockholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist.

Public Market

Magnum

Magnum common stock is not listed on any national securities exchange, such as the New York Stock Exchange or NASDAQ, and accordingly, there is no public market for Magnum common stock.

Patriot

Patriot’s common stock is listed on the New York Stock Exchange under the trading symbol “PCX”. Shares of Patriot common stock to be issued to holders of Magnum common stock in the merger will be, subject in the case of Magnum stockholders party to the voting agreement, to certain contractual lock-up agreements discussed under “Ancillary Transaction Agreements — Voting Agreement” in this proxy statement/prospectus, able to be sold without restriction on the New York Stock Exchange by the former stockholders of Magnum who are non-affiliates of Patriot.

Capitalization

Magnum

Under Magnum’s charter, Magnum may issue up to 101 million shares of capital stock, of which 100 million shares of Magnum common stock may be issued (of which up to 3 million shares may be restricted stock to be issued to employees and directors of, and consultants to, Magnum under Magnum’s equity compensation plans) and 1 million shares of preferred stock may be issued. As of the date of this proxy statement/prospectus, 51,670,642 shares of Magnum common stock were issued and outstanding and no shares of Magnum’s preferred stock were issued and outstanding.

Patriot

Patriot’s authorized capital stock is described under “Description of Patriot Capital Stock.”

Magnum Stockholders Agreement

The Magnum stockholders agreement provides for, among other things, negative covenants requiring the consent of certain of Magnum’s stockholders prior to Magnum taking certain actions, transfer restrictions (including tag-along and drag-along rights, as well as a right of first refusal procedure as a condition to any transfer of Magnum common stock by a stockholder party to the agreement), a right of first refusal in favor of the Magnum stockholders party to the agreement in respect of the primary issuance of equity securities by Magnum, and other terms and conditions customary for private company stockholder agreements. Magnum and the stockholders party to the agreement, in connection with the execution and delivery of the merger agreement, agreed that the Magnum stockholders agreement will terminate at the effective time of the merger.

Magnum stockholders will not, in respect of the Patriot common stock to be issued in connection with the merger, have the contractual rights of the stockholders set forth in the Magnum stockholders agreement. Certain holders of Magnum common stock who receive Patriot common stock will have certain rights and be subject to certain obligations under the voting agreement and the registration rights agreement, as described under “Ancillary Transaction Agreements.”

Rights Agreement

Magnum

Magnum does not have a rights agreement.

Patriot

Patriot’s rights agreement is described under “Description of Patriot Capital Stock.”

Number, Election, Vacancy and Removal of Directors

Magnum

Magnum’s bylaws provide that the total number of Magnum directors will be not less than 1 and not more than 15, as determined by the Magnum board from time to time. Magnum currently has 6 directors. The Magnum stockholders agreement specifies that the composition of Magnum’s board of directors shall be designated as follows: (1) three directors are designated by the ArcLight Funds, (2) one director shall be Magnum’s chief executive officer, (3) one director is designated by the non-management investors party to the Magnum stockholders agreement and (4) one independent director that is designated by stockholders holding at least 66.67% of Magnum’s common stock. Magnum directors are elected at each annual meeting of stockholders to serve until the next annual meeting, unless elected by written consent in lieu of an annual meeting. Neither Magnum’s charter nor its by-laws provides for cumulative voting in the election of directors.

Under Magnum’s stockholders’ agreement, if there is a vacancy on the board of directors, the stockholder who initially designated the director is entitled to designate a replacement director. If the director was not designated by stockholders pursuant to the Magnum stockholders agreement, then such vacancy may be filled by a majority vote of the directors then in office. Under the Magnum stockholders agreement, directors may be removed, either with or without cause, by the stockholder that originally designated such director. If a director is removed by the stockholder that initially selected the director, such stockholder is entitled to designate a replacement director. Both the Magnum stockholders agreement and its by-laws allow for the appointment of observers at its board meetings (which observers represent key stockholders party to the Magnum stockholders agreement).

Patriot

The applicable provisions relating to the number, election, vacancy and removal of Patriot directors are described under “Description of Patriot Capital Stock.”

Amendments to Charter Documents

Magnum

Under Delaware law, a proposed amendment to a corporation’s certificate of incorporation requires approval by its board of directors and adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment. Magnum’s charter provides that it may be amended in any manner prescribed by law, subject to the Magnum stockholders agreement, which requires the affirmative vote of at least 75% of the stockholders party to the Magnum stockholders agreement whenever the proposed amendment adversely affects the rights of Magnum’s common stockholders.

Patriot

Patriot’s certificate of incorporation may be amended as described under “Description of Patriot Capital Stock.”

Amendments to By-laws

Magnum

Subject to the Magnum stockholders agreement, which requires the affirmative vote of at least 75% of the stockholders party to the Magnum stockholders agreement whenever a proposed amendment to the bylaws would adversely affect the rights of Magnum’s common stockholders, Magnum’s bylaws may be amended by (1) an affirmative vote of at least a majority of the entire board of directors or (2) the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote in connection with the election of directors.

Patriot

Patriot’s by-laws may be amended as described under “Description of Patriot Capital Stock.”

Action by Written Consent

Magnum

Under Magnum’s bylaws and Section 228 of Delaware law, Magnum stockholders may take any action required or permitted to be taken at any annual or special meeting of stockholders without a meeting, without prior notice and without a vote, if a written consent setting forth the action so taken is signed by the holders of Magnum common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares of Magnum common stock were present and had been voted.

Patriot

Patriot stockholders may not take action by written consent in lieu of a meeting. See “Description of Patriot Capital Stock.”

Special Stockholder Meetings

Magnum

Special meetings of Magnum’s stockholders may be called by Magnum’s chairman, Magnum’s president or Magnum’s board of directors.

Patriot

Special meetings of Patriot stockholders may be called as described under “Description of Patriot Capital Stock.”

Advance Notice Procedures

Magnum

Magnum’s bylaws provide that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting. Magnum’s bylaws further provide that the only matters that may be considered and acted upon at an annual meeting of stockholders are those matters brought before the meeting through the notice of meeting, by the board of directors or by a stockholder of record entitled to vote at such meeting. Generally, Magnum’s bylaws require a stockholder who intends to bring matters before an annual meeting to provide advance notice of such intended action not less than 90 days nor more than 120 days prior to the date of the anniversary date of the prior year’s annual meeting of stockholders. The notice must contain, among other things, a brief description of the business desired to be brought before the meeting and must identify any personal or other material interest of the stockholder with respect to such proposed business.

Patriot

Advance notice procedures applicable to Patriot stockholders are described under “Description of Patriot Capital Stock.”

Limitation of Personal Liability and Indemnification of Directors and Officers

Delaware law provides that, among other things, a corporation may indemnify directors and officers as well as other employees and agents of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than actions by or in the right of the corporation, i.e. a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Magnum

Magnum’s bylaws provide that to the fullest extent permitted under Delaware law, Magnum will indemnify any person who was or is involved in any proceedings by reason of the fact that he or she is or was a director or officer of Magnum or is or was serving at the request of Magnum’s as a director or officer of another entity, against all expenses, liability and loss actually and reasonably incurred by him or her in connection with such proceeding so long as such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interest of Magnum. Magnum’s charter and bylaws provide further that the right to indemnification includes the right to receive payment of expenses incurred by the indemnified person in connection with such proceeding in advance of the final disposition of such proceeding.

The employment agreements of various senior executives of Magnum contain provisions pursuant to which Magnum has agreed to indemnify such executives against any claim, loss or cause of action arising out of the executive’s performance as an officer, director or employee of Magnum or in any capacity, including fiduciary capacity, in which the executive serves at the request of Magnum, to the maximum extent permitted by applicable law or under Magnum’s certificate of incorporation or by-laws.

Magnum has obtained directors’ and officers’ liability insurance providing coverage to Magnum’s directors and officers.

Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (1) for any transaction from which the director derives an improper personal benefit, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of Delaware law (certain illegal distributions), or (4) for any breach of a director’s duty of loyalty to the corporation or its stockholders. Magnum’s certificate of incorporation includes such a provision.

Patriot

Patriot’s certificate of incorporation and by-laws required indemnification to the fullest extent permitted by Delaware law. Patriot has also obtained directors’ and officers’ liability insurance providing coverage to Patriot’s officers and directors.

In connection with Patriot’s indemnification procedures and policies and the rights provided for by its certificate of incorporation and by-laws, Patriot has entered into indemnification agreements with each of Patriot’s directors and certain officers. Pursuant to those indemnification agreements, to the fullest extent permitted by Delaware law, Patriot has agreed to indemnify those persons against any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the indemnified person is or was or has agreed to serve at the request of Patriot as a director, officer, employee or agent of Patriot, or while serving as a director or officer of Patriot, is or was serving or has agreed to serve at the request of Patriot as a director, officer, employee or agent (which, for purposes of the indemnification agreements, includes a trustee, partner, manager or a position of similar capacity) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. The indemnification provided by these agreements is from and against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person or on his or her behalf in connection with the action, suit or proceeding and any appeal therefrom, but shall only be provided if the indemnified person acted in good faith and in a manner the indemnified person reasonably believed to be in or not opposed to the best interests of Patriot, and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe the indemnified person’s conduct was unlawful. Patriot’s certificate of incorporation and the indemnification agreements require the advancement of expenses incurred by officers and directors in relation to any action, suit or proceeding.

Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (1) for any transaction from which the director derives an improper personal benefit, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of Delaware law (certain illegal distributions), or (4) for any breach of a director’s duty of loyalty to the corporation or its stockholders. Patriot’s certificate of incorporation includes such a provision.

Voting Rights; Required Vote for Authorization of Certain Actions; Anti-Takeover Effects of Provisions of Delaware Law

Magnum

General.  Each holder of Magnum common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

Merger; Sale of all or Substantially all of the Assets; Dissolution.  Under Delaware law, the merger, sale of all or substantially all of Magnum’s assets or its dissolution requires the affirmative vote of holders of a majority of the outstanding stock of Magnum entitled to vote. However, under the Magnum stockholders agreement, the merger of Magnum or the sale of all or substantially all of Magnum’s assets or assets or properties with an aggregate book value in excess of $200 million requires the affirmative vote of at least 66.67% of Magnum’s stockholders that are party to the Magnum stockholders agreement. The dissolution of Magnum also requires the affirmative vote of at least 66.67% of Magnum stockholders that are party to the Magnum stockholders agreement.

Business Combinations.  Section 203 of Delaware law restricts the ability of an “interested stockholder” of a Delaware corporation to merge with or enter into other business combinations with the corporation for a period of three years after becoming an “interested stockholder.” A person is generally deemed to be an “interested stockholder” upon acquiring 15% or more of the outstanding voting stock of the corporation.

Section 203 does not apply to a corporation if:

•	before the date the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by directors who are also officers and certain employee stock plans); or

•	the business combination is approved by the corporation’s board of directors and the holders of two-thirds of the corporation’s voting stock, excluding shares owned by the interested stockholder.

Section 203 applies to a Delaware corporation if its stock is (1) listed on a national securities exchange or (2) held of record by more than 2,000 stockholders.

However, Section 203 does not apply, if, among other things:

•	the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by Section 203;

•	the corporation, by action of its board of directors, adopted within ninety days following the enactment of Section 203 an amendment to its by-laws expressly electing not to be governed by the statute;

•	the corporation, by action of a majority of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by the statute; or

•	the stockholder becomes an interested stockholder inadvertently and divests itself of sufficient shares so that the stockholder ceases to be an interested stockholder (which exception applies only if the stockholder would not have been an interested stockholder, but for the inadvertent acquisition, at any time within the three-year period immediately prior to a business combination between the corporation and the stockholder).

Although Magnum did not, in the Magnum charter, elect not to be governed by Section 203, because the Magnum common stock is not listed on a national securities exchange or held of record by more than 2,000 stockholders, Section 203 does not apply to Magnum.

Patriot

Voting rights of Patriot stockholders, the required vote for authorization of certain actions of Patriot stockholders and certain anti-takeover effects of provisions of Delaware law are described under “Description of Patriot Capital Stock.”

LEGAL MATTERS

The legality of the securities offered by this proxy statement/prospectus will be passed upon for Patriot by Davis Polk & Wardwell.

EXPERTS

The consolidated financial statements of Patriot Coal Corporation at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, included in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein which, as to the years 2006 and 2005, are based in part on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm. The financial statements referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The consolidated financial statements of KE Ventures, LLC and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and cash flows for each of the years then ended are not included in this proxy statement/prospectus but are reflected in Patriot’s financial statements under the equity method of accounting in the year ended and at December 31, 2005 and under consolidation accounting in the year ended and at December 31, 2006. The audited financial statements of KE Ventures, LLC for the years ended December 31, 2006 and 2005, not separately presented in this proxy statement/prospectus, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon appears herein. Such financial statements have been included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Magnum and its subsidiaries as of December 31, 2007 and 2006 and for the years then ended and for the period from inception (October 31, 2005) to December 31, 2005, and the combined financial statements of the Arch Properties, predecessor to Magnum for the year ended December 31, 2005, have been included in this proxy statement/prospectus in reliance upon the report of Ernst & Young LLP, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

The estimates of Patriot’s proven and probable coal reserves referred to in this proxy statement/prospectus to the extent described in this proxy statement/prospectus, have been prepared by Patriot and reviewed by John T. Boyd Company and Alpha Engineering Services, Inc. The estimates of Magnum’s proven and probable coal reserves referred to in this proxy statement/prospectus to the extent described in this proxy statement/prospectus, have been prepared by Weir International, Inc.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the board of directors of Patriot knows of no matters that will be presented for consideration at the special meeting, other than as described in this proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Patriot files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any report, statement or other information that Patriot files with the SEC at the SEC’s public reference room at the following location:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at “http://www.sec.gov.” Reports, proxy statements and other information concerning Patriot may also be obtained at its website at “http://www.patriotcoal.com” and at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Patriot has supplied all information contained in this proxy statement/prospectus relating to Patriot, and Magnum has supplied all such information relating to Magnum.

You should rely only on the information contained in this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated [     ], 2008. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Patriot common stock in the merger creates any implication to the contrary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following:

•	Patriot’s and Magnum’s ability to complete the merger;

•	failure to obtain Patriot stockholder approval of the issuance of Patriot common stock to the holders of Magnum common stock pursuant to the merger agreement;

•	failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory or other approvals necessary to complete the merger;

•	the availability and cost of financing required to repay Magnum’s indebtedness upon closing of the merger;

•	failure to consummate or delay in consummating the merger for other reasons;

•	Patriot’s ability to successfully integrate operations and to realize the synergies from the merger;

•	changes in laws or regulations;

•	changes in general economic conditions, including coal and power market conditions;

•	the outcome of commercial negotiations involving sales contracts or other transactions;

•	Patriot’s dependence on Peabody Energy Corporation in the near future relating to certain coal sales agreements;

•	geologic, equipment and operational risks associated with mining;

•	supplier performance and the availability and cost of key equipment and commodities;

•	Patriot’s and Magnum’s ability to recover coal reserves;

•	labor availability and relations;

•	availability and costs of transportation;

•	weather patterns affecting energy demand;

•	Magnum’s dependence on its operations at the Panther mine;

•	the correctness of Magnum’s assumptions regarding its likely future expenses related to employee benefit plans and reclamation and mine closure obligations;

•	Arch Coal’s fulfillment of its indemnification obligations to Magnum under the Arch purchase and sale agreement and Magnum’s indemnification obligations to Arch Coal thereunder;

•	Magnum’s dependence on Arch Coal and certain former customers of Arch Coal in connection with certain coal supply agreements;

•	risks associated with environmental laws and compliance; and

•	the availability and costs of competing energy resources.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Patriot, Magnum or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Forward-looking statements speak only as of the date of this proxy statement/prospectus. Patriot and Magnum undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so by securities laws.

ANNEX A

AGREEMENT AND PLAN OF MERGER
dated as of
April 2, 2008
among
MAGNUM COAL COMPANY,
PATRIOT COAL CORPORATION
COLT MERGER CORPORATION,
and
ARCLIGHT ENERGY PARTNERS FUND I, L.P.
AND
ARCLIGHT ENERGY PARTNERS FUND II, L.P., acting jointly, as
Stockholder Representative

A-i

A-ii

A-iii

A-iv

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of April 2, 2008 by and among Magnum Coal Company, a Delaware corporation (the “Company”), Patriot Coal Corporation, a Delaware corporation (“Parent”), Colt Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), and ArcLight Energy Partners Fund I, L.P., a Delaware limited partnership, and ArcLight Energy Partners Fund II, L.P., a Delaware limited partnership, acting jointly, as Stockholder Representative for the Designated Stockholders in accordance with Section 11.05 and for certain other purposes as set forth herein (the “Stockholder Representative”).

WHEREAS, the Boards of Directors of each of Parent, the Company and Merger Subsidiary have determined that the merger of Merger Subsidiary with and into the Company, with the Company being the surviving corporation (the “Merger”) is advisable and in the best interests of Parent, the Company and Merger Subsidiary and their respective stockholders;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury regulations promulgated under the Code;

WHEREAS, in order to induce Parent and Merger Subsidiary to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent and the holders of shares of Company Stock representing approximately 98.955% of the issued and outstanding Company Stock, have executed and delivered support agreements (collectively, the “Support Agreements”) pursuant to which, among other things, each such holder agreed to execute and deliver an irrevocable written consent approving this Agreement and the Merger (the “Stockholder Consents”) immediately after the execution and delivery of this Agreement; and

WHEREAS, in order to induce Parent and Merger Subsidiary to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent, the Designated Stockholders and the Stockholder Representative have executed and delivered a Voting and Standstill Agreement (the “Voting Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound do hereby agree as follows:

ARTICLE 1

Definitions

Section 1.01.  Definitions.  (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries or over 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company and its Subsidiaries, (B) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company and its Subsidiaries, (C) any other transaction that, if consummated, would result in one or more Third Parties beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company and its Subsidiaries, or (D) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Merger. Notwithstanding the foregoing, any action taken by the Company that is expressly consented to by Parent pursuant to the consent provision of Section 6.01, shall not be deemed an Acquisition Proposal hereunder.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, and, for the purposes hereof, the term “control” means the power to direct the management and policies of such Person (directly or indirectly), whether through ownership of securities, by contract or otherwise (and the terms controlling and controlled have the meanings correlative to the foregoing).

“Applicable Law” means, with respect to any Person, any federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“ArcLight Funds” means ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P., and when so referred to herein as an ArcLight Fund, not acting in their capacity as Stockholder Representative.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2007 and the notes (other than (i) the first paragraph under the caption “Off-Balance Sheet Arrangements” in note 2, (ii) the first and second sentences under note 10, (iii) the first, second and third sentences under the caption “Other Postretirement Benefits” in note 11, (iv) the first sentence in the first paragraph of note 16, (v) the first and second sentences in the second paragraph of note 16 and (vi) the first and fifth paragraphs of note 18) to the financial statements referred to in Section 4.07(b).

“Company Balance Sheet Date” means December 31, 2007.

“Company Convertible Debt” means the Company’s issued and outstanding convertible indebtedness, originally issued in an aggregate principal amount of $100,000,000.

“Company Convertible Debt Notes” means the promissory notes issued to the holders of Company Convertible Debt in connection with the issuance of the Company Convertible Debt.

“Company Convertible Debt NPA” means the Note Purchase Agreement dated as of March 26, 2008 (as it may be amended consistent with Section 6.06) relating to the Company Convertible Debt.

“Company Credit Agreement” means the Credit Agreement dated as of March 21, 2006 among the Company, the Lenders party thereto, Lehman Brothers Inc., as sole lead arranger and book runner, Lehman Commercial Paper Inc., as administrative agent and collateral agent and Bank of Montreal, as syndication agent, as amended or modified from time to time.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Material Adverse Effect” means a material adverse effect on (a) the ability of the Company to consummate the transactions contemplated by this Agreement without material delay or (b) the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided that for purposes of this clause (b), none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Company Material Adverse

Effect: (i) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industry in which the Company or its Subsidiaries participates, the U.S. economy as a whole or the capital or financial markets (including public and private debt markets) in general or the markets in which the Company or its Subsidiaries operate, except to the extent, in any such case, disproportionately impacting the Company or its Subsidiaries, taken as a whole, as compared to the other entities operating in such industries or markets, respectively (and in any such case, only such disproportionate impact shall be taken into account in determining if a Company Material Adverse Effect has occurred); (ii) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in accounting requirements or principles or any change in Applicable Law (or the interpretation thereof) except to the extent, in either case, disproportionately impacting the Company or its Subsidiaries, taken as a whole, as compared to the other entities operating in the industries in which the Company and its Subsidiaries operate (and in any such case, only such disproportionate impact shall be taken into account in determining if a Company Material Adverse Effect has occurred) (provided that any such adverse change, effect, event, occurrence, state of facts or development to the extent arising from or relating to the failure by the Company or any of its Subsidiaries to comply with any change in Applicable Law shall not be disregarded under this clause (ii)); (iii) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to compliance with the Company’s obligations under this Agreement or any other Transaction Document or (iv) the breach of this Agreement or any other Transaction Document by Parent or Merger Subsidiary (or any of their Affiliates party to any other Transaction Document). The term “Company Material Adverse Effect” as used in any representation or warranty in Article 4 shall include (A) in the context of Article 11 (other than to the extent relating to Section 4.30) an adverse effect of $20,000,000 or more and (B) in the context of Article 11 to the extent relating to Section 4.30 and in the context of Section 9.02, an adverse effect of $60,000,000 or more.

“Company Restricted Stock” means any and all shares of the Company Stock that have been awarded in the form of restricted stock (whether vested or unvested) to employees and directors of, and consultants to, the Company under the Stock Plan.

“Company Stock” means the common stock, $0.01 par value, of the Company.

“Company Stockholders Agreement” means the Stockholders Agreement dated as of March 21, 2006 among the Company and the investors party thereto.

“Confidentiality Agreements” means (i) the Confidentiality Agreement dated as of November 7, 2007 between Parent and the Company relating to confidential information of Parent and (ii) the Confidentiality Agreement dated as of November 7, 2007 between Parent and the Company relating to confidential information of the Company.

“Covered Contract” means (in each case, other than agreements solely between or among the Company and its wholly-owned Subsidiaries and not containing any rights of or obligations to any Third Party):

(i) any agreement or series of related agreements for the purchase, sale (other than coal supply or coal product sales agreements), receipt, lease or use of materials, supplies, goods, services, equipment or other assets providing for (A) annual payments by or to the Company or any of its Subsidiaries of $5,000,000 or more, (B) aggregate payments by or to the Company or any of its Subsidiaries of $10,000,000 or more or (C) a term in excess of three years;

(ii) any partnership, joint venture, limited liability company, operating, shareholder, investor rights or other similar agreement or arrangement with any Person (other than any limited liability company or operating agreement of any wholly-owned Subsidiary of the Company);

(iii) any distributor, dealer, sales agency, sales representative, marketing or similar contracts providing for (A) annual payments by or to the Company or any of its Subsidiaries of $100,000 or more, (B) aggregate payments by or to the Company or any of its Subsidiaries of $250,000 or more or (C) a term in excess of three years;

(iv) any agreement or series of related agreements relating to, or entered into in connection with, the acquisition or disposition of the equity securities of any Person, any business or any material amount of assets outside the ordinary course of business (in each case, whether by merger, sale of stock, sale of assets or otherwise);

(v) any agreement relating to indebtedness for borrowed money, the deferred purchase price of property or the prepaid sale of goods or products (in any such case, whether incurred, assumed, guaranteed or secured by any asset and, in the case of agreements relating to the deferred purchase price of property, with a value in excess of $5,000,000 per asset or $10,000,000 in the aggregate for all such assets), including indentures, mortgages, loan agreements, capital leases, security agreements or other agreements for the incurrence of indebtedness, other than trade accounts payable incurred in the ordinary course of business;

(vi) any agreement relating to any interest rate, currency or commodity derivative or hedging transaction (excluding any agreements for the purchase of diesel fuel where physical delivery is intended);

(vii) any agreement (including any keepwell agreement) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or any of its Subsidiaries (other than any such guarantees by the Company and its wholly-owned Subsidiaries) or (B) the Company or any of its Subsidiaries has, directly or indirectly, guaranteed any liabilities or obligations of any other Person (other than the Company or any wholly-owned Subsidiary);

(viii) any agreement that (A) limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any area or which would so limit the freedom of Parent, the Company or any of their respective Affiliates after the Effective Time or (B) contains exclusivity or “most favored nation” obligations or restrictions binding on the Company or any of its Subsidiaries or that would be binding on Parent or its Affiliates after the Effective Time;

(ix) any employment, consultancy, deferred compensation, loan, retention, bonus, severance, retirement or other similar agreement or arrangement (including any amendment to any such existing agreement or arrangement) with any director, officer or employee of the Company or any of its Subsidiaries (other than loans to non-executive employees not in excess of $10,000 individually or $100,000 in the aggregate);

(x) to the extent not otherwise included in the definition of “Covered Contract” hereunder, any consulting agreement or similar arrangement with an independent contractor (i) providing for annual payments by the Company or any of its Subsidiaries of $250,000 or more, (ii) providing for aggregate payments by the Company or any of its Subsidiaries of $500,000 or more, (iii) providing for a term in excess of three years or (iv) to the extent that, after entry into such agreement or arrangement, the Company and its Subsidiaries shall have entered into consulting agreements or similar arrangements with independent contractors providing for aggregate payments by the Company or any of its Subsidiaries in excess of $1,000,000 pursuant to all of such agreements or arrangements;

(xi) any collective bargaining agreement;

(xii) any contracts or agreements relating to the provision of contract mining (excluding any agreement solely with respect to the provision of contract labor) by or to the Company or any of its Subsidiaries providing for (i) annual payments by or to the Company or any of its Subsidiaries of $5,000,000 or more, (ii) aggregate payments by or to the Company or any of its Subsidiaries of $10,000,000 or more or (iii) a term in excess of three years;

(xiii) any lease or sublease of or relating to (A) real property leased to others, (B) tangible personal property leased to others or (C) mining or exploration rights leased to others, in each case providing for (i) annual payments to the Company or any of its Subsidiaries of $500,000 or more,

(ii) aggregate payments to the Company or any of its Subsidiaries of $1,000,000 or more or (iii) a term in excess of three years;

(xiv) any lease or sublease of or relating to (A) real property to be leased by the Company or any of its Subsidiaries, or (B) mining or exploration rights to be leased by the Company or any of its Subsidiaries, in each case providing for (i) annual payments by the Company or any of its Subsidiaries of $1,000,000 or more, (ii) aggregate payments by the Company or any of its Subsidiaries of $5,000,000 or more or (iii) a term in excess of three years;

(xv) any contracts or agreements related to the storage, transportation or processing of the Company’s or its Subsidiaries’ coal (including stock piling and loading agreements) providing for either (i) annual payments by the Company or any of its Subsidiaries of $5,000,000 or more, (ii) aggregate payments by the Company or any of its Subsidiaries of $10,000,000 or more or (iii) a term in excess of three years;

(xvi) any (A) coal supply agreement or coal product sales agreement providing for sales in excess of $250,000,000 in the aggregate or a term in excess of three years or (B) any coal purchase agreement providing for purchases in excess of $10,000,000 individually or $100,000,000 in the aggregate or a term in excess of three years; or

(xvii) any other agreement, commitment, arrangement or plan not of a type described above but with a value in excess of $2,500,000 (provided that the aggregate value of all such agreements, commitments, arrangements or plans with a value in excess of $1,000,000 shall not exceed $5,000,000).

“Damages” means any and all damage, loss, diminution in value, liability, fines, penalties and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a Third Party claim or a claim to enforce the provisions hereof).

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Designated Stockholders” means the Stockholders set forth on Section 1.01(a) of the Company Disclosure Schedule.

“Environmental Claim” means any notice, notification, demand, request for information, citation, summons, order, complaint, investigation, action, claim, suit, proceeding or review (or any basis therefor) of any nature, civil, criminal, regulatory or otherwise, by any Person alleging liability or potential liability (including liability or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, fines or penalties) relating to or arising out of any Environmental Laws or any Hazardous Materials.

“Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority or other third party, relating to human health or to remediation, restoration or protection of the environment or natural resources or other environmental matters, including Applicable Laws relating to storage, treatment, management, generation or transportation of Hazardous Materials, land use, development, pollution, waste disposal, toxic materials, conservation of natural resources and resource allocation (including any Applicable Law relating to development or exploitation of any natural resource) or use or disposal of Hazardous Materials, including, without limitation, the following statutes: (a) CERCLA, (b) the federal Resource Conservation and Recovery Act of 1976, (c) the federal Hazardous Materials Transportation Act, (d) the federal Toxic Substances Control Act, (e) the federal Clean Water Act, (f) the federal Clean Air Act, (g) the federal Safe Drinking Water Act, (h) the federal National Environmental Policy Act of 1969, (i) the federal Emergency Planning and Community Right-to-Know Act, (j) the federal Mine Safety Act of 1977, (k) the federal Surface Coal Mining Land Conservation and Reclamation Act, (l) the federal Abandoned Mined Lands and Water Reclamation Act and (m) the federal Coal Mine Health and Safety Act, and, in each case, any comparable state or local statutes.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, as applicable, the business of the Company and its Subsidiaries as currently (unless expressly specified otherwise) conducted or the business of Parent and its Subsidiaries as currently (unless expressly specified otherwise) conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Escrow Agent” means an escrow agent mutually agreed by Parent and the Company prior to Closing.

“Escrow Agreement” means the Escrow Agreement among Parent, the Stockholder Representative and the Escrow Agent, substantially in the form of Exhibit A hereto.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local, governmental authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Materials” means any material or substance defined as a “hazardous substance,” “toxic substance,” “hazardous waste,” “solid waste,” “pollutant” or “contaminant” or any other term of similar import under any Environmental Law, or any other materials which are regulated or give rise to liability under Environmental Laws, including petroleum (including crude oil or any fraction thereof), asbestos and asbestos-containing materials, acidic mine drainage, radiation and radioactive materials, lead-containing paints, molds and other harmful biologic agents, and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Identified Mining Laws” means (a) the federal Mine Safety Act of 1977, (b) the federal Surface Coal Mining Land Conservation and Reclamation Act, (c) the West Virginia Surface Coal Mining and Reclamation Act, (d) the federal Abandoned Mined Lands and Water Reclamation Act, (e) the federal Coal Mine Health and Safety Act (as amended by the Mine Improvement and New Emergency Response Act of 2006), (f) with respect to any Person, any state or local statutes comparable to the statutes referred to in the preceding clauses (a)-(e) that are binding upon or applicable to such Person, (g) any other Applicable Laws similar to any of the items in the preceding clauses (a)-(f) and relating primarily to mining, miner health and safety, reclamation, land use and development and exploitation or restoration of natural resources and (h) any written agreements with any Governmental Authority relating to any of the foregoing.

“Intellectual Property Rights” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions and discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iii) trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person (the “Trade Secrets”); (iv) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights; and (vi) any similar intellectual property or proprietary rights.

“knowledge” of any Person that is not an individual means the actual knowledge of (i) with respect of the Company, Paul Vining, Keith St. Clair, Dwayne Francisco, Robert Bennett, David Turnbull,

Richard Verheij, John Eagan and Mark Cornell, and (ii) with respect to Parent, Richard M. Whiting, Mark N. Schroeder, Jiri Nemec, Charles A. Ebetino, Jr., Joseph W. Bean, Michael V. Altrudo, Gary Halstead and Sara E. Wade.

“Lien” means, with respect to any property or asset, any mortgage, lien, lease, levy, pledge, charge, security interest, restrictive covenant, easement, encroachment, right of way, right to use or acquire, title defect, interest created under any bill of sale, trust or power, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Market Value” means the average of the closing price of Parent Stock on the New York Stock Exchange (or if Parent Stock is not then traded on the New York Stock Exchange, the principal stock exchange on which Parent Stock is then traded) for the 10 consecutive trading days immediately preceding (i) with respect to a payment of Escrow Shares from the Escrow Account, the applicable date on which shares of Parent Stock are to be released from the Escrow Account, (ii) with respect to the calculation of the Net Per Share Number, the Closing Date and (iii) with respect to a payment made pursuant to the last sentence of Section 11.02(c), the applicable date on which payment is to be made.

“Net Per Share Number” means “X” as determined by the following formula: X = (11,901,729-(Excess Transaction Expenses Deduction Amount/Market Value))/Company Outstanding Stock Number.

“Parent Balance Sheet” means the audited consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2007 and the notes to the financial statements referred to in Section 5.08(b).

“Parent Balance Sheet Date” means December 31, 2007.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Employee Plan” means each material “employee benefit plan,” as defined in Section 3(3) of ERISA, and, whether or not subject to ERISA, each material employment, severance, change in control, retention or similar contract, plan, arrangement or policy and each other material plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other equity-based rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) and any other material plan, agreement, program or policy which is maintained, sponsored or contributed to by Parent or any ERISA Affiliate of Parent and covers any current or former director, officer, employee or independent consultant of Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries has any liability.

“Parent Material Adverse Effect” means a material adverse effect on (a) the ability of Parent to consummate the transactions contemplated by this Agreement without material delay or (b) the condition (financial or otherwise), business, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided that for purposes of this clause (b), none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Parent Material Adverse Effect: (i) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industry in which Parent or its Subsidiaries participates, the U.S. economy as a whole or the capital or financial markets (including public and private debt markets) in general or the markets in which Parent or its Subsidiaries operate, except to the extent, in any such case, disproportionately impacting Parent or its

Subsidiaries, taken as a whole, as compared to the other entities operating in such industries or markets, respectively (and in any such case, only such disproportionate impact shall be taken into account in determining if a Parent Material Adverse Effect has occurred); (ii) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in accounting requirements or principles or any change in Applicable Law (or the interpretation thereof) except to the extent, in either case, disproportionately impacting Parent or its Subsidiaries, taken as a whole, as compared to the other entities operating in the industries in which Parent and its Subsidiaries operate (and in any such case, only such disproportionate impact shall be taken into account in determining if a Parent Material Adverse Effect has occurred) (provided that any such adverse change, effect, event, occurrence, state of facts or development to the extent arising from or relating to the failure by Parent or any of its Subsidiaries to comply with any change in Applicable Law shall not be disregarded under this clause (ii)); (iii) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to compliance with Parent’s obligations under this Agreement or any other Transaction Document; (iv) a decline in the price or trading volume of Parent Stock on the New York Stock Exchange (provided that any underlying cause or causes for any change in the price or trading volume of Parent Stock on the New York Stock Exchange may be considered in determining whether a Parent Material Adverse Effect has occurred); or (v) the breach of this Agreement or any other Transaction Document by the Company (or any of its Affiliates or Stockholders party to any other Transaction Document). The term “Parent Material Adverse Effect” as used in any representation or warranty in Article 5 shall include (A) in the context of Article 11 (other than to the extent relating to Section 5.27) an adverse effect of $50,000,000 or more and (B) in the context of Article 11 to the extent relating to Section 5.27 and in the context of Section 9.03, an adverse effect of $150,000,000 or more.

“Parent Proxy Statement” means the proxy statement of Parent to be filed by Parent with the SEC in connection with the Parent Stock Issuance (which shall be included in the Registration Statement).

“Parent Stock” means the common stock, $0.01 par value, of Parent.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet or Parent Balance Sheet, as applicable, (ii) Liens for taxes not yet due or being contested in good faith (and, in either case, for which adequate accruals or reserves have been established on the Company Balance Sheet or Parent Balance Sheet, as applicable), (iii) deposits made in the ordinary course of business securing the performance of bids, trade contracts, leases, statutory obligations, surety, customs and appeal bonds and other obligations of like nature incurred as or incidental to and in the ordinary course of business, (iv) any statutory Lien arising in the ordinary course of business by operation of Applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet or Parent Balance Sheet, as applicable), (v) any imperfection of title or similar Lien, (vi) easements, zoning restrictions, rights-of-way, encroachments and similar encumbrances on real property imposed by law or arising in the ordinary course of business or which are necessary or desirable in connection with the business or the development thereof, (vii) any terms and conditions included in the contracts set forth on Section 1.01(a)(vii) of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, (viii) customary bank setoff rights under the agreements set forth on Section 1.01(a)(viii) of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, or to which a bank is entitled with respect to an account with such bank, (ix) any interest or title of a lessor under any lease entered into by the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as the case may be, in the ordinary course of business and covering only the assets so leased, (x) Liens disclosed on Section 1.01(a)(x) of the Company Disclosure Schedule or Section 1.01(a)(x) of the Parent Disclosure Schedule, as applicable; provided that (a) the term “Permitted Lien” shall not include any Lien securing indebtedness except as provided in clauses (i) and (x), (b) in the case of clauses (v), (vi), (vii) and (ix) above, such Liens individually or in the aggregate with other such Liens do not materially detract from the value or materially interfere with any present or intended use of the property or assets to which they relate, and (c) in the case of clause (iv) above, such Liens individually or in the aggregate with other such Liens do not materially interfere with any present or intended use of the property or assets to which they relate.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or a department, agency or instrumentality thereof.

“Registration Rights Agreement” means the Registration Rights Agreement among Parent and the other parties thereto, in the form attached as Exhibit B hereto.

“Registration Statement” means the Registration Statement of Parent to be filed by Parent with the SEC with respect to the issuance of Parent Stock in connection with the Merger (which shall include the Parent Proxy Statement).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Materials into any occupied structure or upon the environment, including surface water, ground water, a drinking water supply, land surface or subsurface strata or ambient air (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Material).

“SEC” means the Securities and Exchange Commission.

“Stockholders” means the holders of shares of Company Stock, including Company Restricted Stock.

“Stock Plan” means the Magnum Coal Company 2006 Stock Incentive Plan, as adopted by the Company on March 21, 2006.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means (i) for purposes of this Agreement other than Article 11, any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates and (ii) for purposes of Article 11, any Person other than any Parent Indemnified Party, any Stockholder Indemnified Party or the Stockholder Representative.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Registration Rights Agreement, the Stockholder Consents, the Support Agreements, the Voting Agreement and any and all other agreements, certificates and documents required to be delivered by any party hereto prior to or at the Closing pursuant to the terms of this Agreement.

“Transaction Expenses” means any out-of-pocket amount paid or to be paid, and any payment obligations incurred, by or on behalf of the Company or any of its Subsidiaries in connection with this Agreement, the other Transaction Documents, the Merger and the other transactions contemplated hereby including, but not limited to, professional fees and related expenses for services rendered by counsel, actuaries, auditors, accountants, investment bankers, brokers, finders or other intermediaries, experts, consultants and other advisors, in each case only to the extent incurred since January 1, 2008; provided that “Transaction Expenses” shall not include “change in control”, severance or similar payments to employees that are only payable upon a termination of employment after the Closing.

“Transaction Expenses Cap” means the sum of (i) $4,000,000 and (ii) the amount of fees and expenses payable by the Company to Citigroup Global Markets Inc. in connection with the Merger pursuant to the engagement agreement provided to Parent prior to the date hereof.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Acceptable Parent Financing Terms	8.10(a)
Agreement	Preamble
Alternate Financing Documents	8.10(a)
Books and Records	7.07
Certificates	2.03(a)
Closing	2.01(b)
Closing Date	2.01(b)
Company	Preamble
Company Core Representations	Article 4
Company Covenant Breach	11.02
Company Employee	7.04(a)
Company Employee Plans	4.16(a)
Company Leased Real Property	4.22(a)
Company Leased Tangible Property	4.22(b)
Company Material Environmental Applications	4.19(h)
Company Material Mining Applications	4.10(b)
Company Outstanding Stock Number	9.02(j)
Company Outstanding Stock Number Certificate	9.02(j)
Company Owned Real Property	4.22(d)
Company Owned Tangible Property	4.22(e)
Company Permits	4.25
Company Securities	4.05(b)
Company Stockholder Approval	4.02(a)
Company Subsidiary Securities	4.06(b)
Company Surety Bonds	4.10(c)
Company Warranty Breach	11.02
Continuing Employee	7.04(a)
D&O Insurance	7.06(b)
Deductible Amount	11.02(a)
Deminimis Amount	11.02(a)
Direct Indemnification Claims	11.02(c)
Dissenting Shares	2.09
Effective Time	2.01(b)
e-mail	12.01
End Date	10.01(b)(i)
Escrow Account	2.08(a)
Escrow Availability Amount	11.03(a)
Escrow Property	2.08(a)
Escrow Only Claims	11.02(b)
Escrow Shares	2.08(a)
Excess Transaction Expenses Deduction Amount	9.02(h)
Exchange Agent	2.03(a)
Indemnified Party	11.03

Term	Section

Indemnifying Party	11.03
Information Statement	6.02(b)
Material Contract	4.21(b)
Merger	Preamble
Merger Consideration	2.02(a)
Merger Subsidiary	Preamble
Multiemployer Plan	4.16(c)
Non-Core Cap Availability Amount	11.03(a)
Parent	Preamble
Parent Board Recommendation	8.09(e)
Parent Cap	11.02(d)
Parent Core Claims	11.02(e)
Parent Core Representations	Article 5
Parent Covenant Breach	11.02(d)
Parent Credit Agreement	5.26
Parent Indemnified Parties	11.02(a)
Parent Financing	5.26
Parent Financing Commitment Letter	5.26
Parent Leased Real Property	5.22(b)
Parent Leased Tangible Property	5.22(a)
Parent Material Contract	5.21
Parent Material Mining Applications	5.11(b)
Parent Non-Core Claims	11.02(e)
Parent Owned Real Property	5.22(d)
Parent Owned Tangible Property	5.22(e)
Parent Permits	5.24
Parent SEC Documents	5.07(a)
Parent Securities	5.05(b)
Parent Stock Issuance	5.02(a)
Parent Stockholder Approval	5.02(a)
Parent Stockholder Meeting	8.09(a)
Parent Subsidiary Securities	5.06(b)
Parent Surety Bonds	5.11(c)
Parent Warranty Breach	11.02
Preferred Stock	5.05(a)
Pro Rata Share	2.08(b)
Related Person	4.26
Representatives	6.03(a)
Rights Agreement	5.20(b)
Seller Group	12.13
Stockholder Consents	Preamble
Stockholder Control	Preamble
Stockholder Indemnified Parties	11.02(d)
Stockholder Representative	Preamble

Term	Section

Superior Proposal	6.03(c)
Support Agreements	Recitals
Surviving Corporation	2.01(a)
Tax	4.14(j)
Taxing Authority	4.14(j)
Tax Return	4.14(j)
Tax Sharing Agreements	4.14(j)
Third Party Interests	4.06(b)
TSA	5.16
368 Reorganization	4.15
Voting Agreement	Recitals

Section 1.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law” or “laws” shall be deemed also to include any Applicable Law. References to any particular statute or law shall be to such statute or law as amended from time to time, and to the rules and regulations promulgated thereunder and enforceable interpretations thereof. Any references in this Agreement to compliance by any Person with any Applicable Law, permit, authorization, agreement or other item shall include compliance by any business, assets or operations of such Person.

ARTICLE 2

The Merger

Section 2.01.  The Merger.  (a) At the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) The closing of the Merger (the “Closing”) shall take place at the offices of Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017 at 10:00 A.M., three Business Days after the date on which the last of the conditions set forth in Article 9 shall have been satisfied or waived (other than those conditions that (i) by their nature are to be satisfied at Closing and (ii) will be satisfied at Closing), or on such other date, time and place as the Company and Parent may mutually agree (the “Closing Date”). On the Closing Date the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the

Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger by agreement of the parties).

(c) From and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation, and all of the debts, liabilities, obligations and duties of the Company and Merger Subsidiary shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

Section 2.02.  Conversion of Shares.  At the Effective Time:

(a) except as otherwise provided in Section 2.02(b) and Section 2.09, and subject to Section 2.04(b), each share of Company Stock (including Company Restricted Stock and shares of Company Stock issued upon conversion of the Company Convertible Debt Notes) outstanding immediately prior to the Effective Time shall be converted into the right to receive the Net Per Share Number of shares of Parent Stock (together with the cash in lieu of fractional shares of Parent Stock as specified below, the “Merger Consideration”); provided that, notwithstanding the foregoing, the parties acknowledge and agree that the Escrow Shares shall be deducted from the Parent Stock deliverable to each Designated Stockholder based on that Designated Stockholder’s Pro Rata Share of the Escrow Shares as set forth in Section 2.08 and such Escrow Shares shall be deliverable to such Designated Stockholders only as provided in the Escrow Agreement.

(b) each share of Company Stock held by the Company as treasury stock shall be canceled, and no payment shall be made with respect thereto; and

(c) each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03.  Surrender and Payment.  (a) Parent shall act as agent or prior to the Effective Time Parent shall appoint an agent (Parent or such agent, as applicable, the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration certificates representing shares of Company Stock, including Company Restricted Stock (the “Certificates”). Parent shall make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of the Certificates. Promptly after the Effective Time (but not later than ten Business Days after the Closing), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, the Merger Consideration in respect of the Company Stock represented by such Certificate, but subject to Section 2.08. The shares of Parent Stock constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form; provided that, except with respect to shares then held in the Escrow Account, if such shares of Parent Stock are in uncertificated book-entry form, upon request by the Stockholder Representative or any Stockholder, Parent shall provide to such Person a certificate of Parent’s transfer agent of the registration of such shares of Parent Stock in the name of the applicable Stockholder. Until so surrendered or transferred, as the case may be, each such Certificate shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate, is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock twelve months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect thereto, in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to Parent Stock constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.05, shall be paid to the holder of any Certificates not surrendered until such Certificates are surrendered as provided in this Section. Following such surrender, there shall be paid, without interest, to the Person in whose name the shares of Parent Stock have been registered, at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.05 and the amount of all dividends or other distributions, if any, with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such shares of Parent Stock; provided that all dividends and distributions with respect to the Escrow Shares shall be held in the Escrow Account together with the associated Escrow Shares.

Section 2.04.  Certain Adjustments.

(a) If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company (except for the issuance of the shares of Company Stock on conversion of the Company Convertible Debt Notes) or Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, the Merger Consideration shall be appropriately adjusted; provided that no adjustment to the Merger Consideration shall be made for any change in the outstanding shares of capital stock of Parent that results from (i) any exercise of options to purchase shares of Parent Stock granted under Parent’s stock option or compensation plans or arrangements, which plans or arrangements have been disclosed in the Parent SEC Documents, and any issuance of shares pursuant to any such plans or arrangements or (ii) any bona fide issuance of shares in which Parent receives fair value (as determined in good faith by Parent’s Board of Directors) for such shares.

(b) Subject to any adjustments required by Section 2.04(a), Parent shall not be obligated to issue in excess of 11,901,729 shares of Parent Stock (less (i) a number of shares, if any, equal to the Excess Transaction Expenses Deduction Amount divided by the Market Value as calculated for purposes of determining the Net Per Share Number and (ii) any fractional shares to the extent provided in Section 2.05) as Merger Consideration (including, for the avoidance of doubt, the Escrow Shares).

Section 2.05.  Fractional Shares.  No fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of shares of Company Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing sale price of a share of Parent Stock on the New York Stock Exchange on the trading day immediately preceding the Effective Time by the fraction of a share of Parent Stock to which such holder would otherwise have been entitled.

Section 2.06.  Withholding Rights.

(a) Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. Any withheld amounts shall be timely remitted to the appropriate Taxing Authority and a receipt therefor shall be delivered to the Stockholder Representative. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

(b) Without limiting the generality of Section 2.06(a), Parent shall be entitled to treat the Company as a United States Real Property Holding Corporation, as defined in Section 897 of the Code. Accordingly, Parent shall be entitled to deduct and withhold from payments to each Stockholder pursuant to Section 1445 of the Code, unless such Stockholder provides certification of non-foreign status or other evidence of exemption from 1445 withholding (in the forms attached hereto as Exhibit 2.06(b)).

Section 2.07.  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Stock or Company Restricted Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.08.  Escrow Account.

(a) The Company agrees that at the Closing a number of shares of Parent Stock equal to 10% of the aggregate number of shares of Parent Stock to be issued to the Stockholders in the Merger pursuant to Section 2.02 (the “Escrow Shares”) shall (in lieu of being delivered to the Designated Stockholders, and with the portion of such Escrow Shares attributable to each Designated Stockholder being such Designated Stockholder’s Pro Rata Share) be delivered by Parent to the Escrow Agent for deposit into a separate account (the “Escrow Account”) in accordance with the terms of the Escrow Agreement. The Escrow Shares deposited with the Escrow Agent shall be applied by the Escrow Agent in accordance with the terms of the Escrow Agreement to pay amounts (if any) owing under Article 11 (with such Escrow Shares valued at Market Value in accordance with the definition thereof), with all remaining property in the Escrow Account to be distributed to the Designated Stockholders in accordance with Section 2.08(b). For the purposes of the definition of “Escrow Shares”, any dividends or distributions paid on an Escrow Share and the interest earned thereon shall also be deemed to be part of such “Escrow Share”. For the purposes of this Agreement, “Escrow Property” means, at any given time, the Escrow Shares and any other funds or property contained in the Escrow Account at such time.

(b) On the first Business Day after the first anniversary of the Closing Date, an amount of Escrow Property equal to (x) the amount of Escrow Property remaining in the Escrow Account at such time less (y) such amount of Escrow Property with an aggregate value (calculated, to the extent any Escrow Shares are held in the Escrow Account, based on the Market Value of such Escrow Shares at such time) equal to the aggregate amount of bona fide claims for indemnification submitted in good faith and outstanding at such time (plus applicable interest on such claims), shall be released from the Escrow Account for distribution to the Persons who were Designated Stockholders immediately prior to the Effective Time in accordance with their Pro Rata Shares. Any remaining Escrow Property in the Escrow Account at the time all such claims for indemnification are resolved shall be released from the Escrow Account for distribution to the Persons who were Designated Stockholders immediately prior to the Effective Time in accordance with their Pro Rata

Shares. For these purposes, “Pro Rata Share” means, with respect to each Designated Stockholder the quotient of (i) the number of shares of Parent Stock to be issued to such Designated Stockholder in the Merger pursuant to Section 2.02, divided by (y) the aggregate number of shares of Parent Stock to be issued to all Designated Stockholders in the Merger pursuant to Section 2.02. The Escrow Agent shall hold the Escrow Property in escrow pursuant to the Escrow Agreement. Distributions of any Escrow Property from the Escrow Account shall be governed by the terms and conditions of the Escrow Agreement.

Section 2.09.  Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, if required by Delaware Law (but only to the extent required thereby), shares of Company Stock that are issued and outstanding immediately prior to the Effective Time (other than shares of Company Stock to be canceled pursuant to Section 2.02(b)) and that are held by holders of such shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of Delaware Law (the “Dissenting Shares”) will not be convertible into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under Delaware Law. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such shares, subject to Section 2.08. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of Delaware Law and as provided in the previous sentence. The Company will give Parent prompt notice of any demands received by the Company for appraisals of shares of Company Stock.

ARTICLE 3

The Surviving Corporation

Section 3.01.  Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended in the Merger to read in its entirety as set forth in Exhibit 3.01 hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by Applicable Law.

Section 3.02.  Bylaws.  At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety as set forth in Exhibit 3.02 hereto, and as so amended and restated, shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by Applicable Law.

Section 3.03.  Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Subsidiary at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

Representations and Warranties of the Company

Subject to Section 12.04, except as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent, on and as of the date of this Agreement and, solely with respect to the representations and warranties in Sections 4.01, 4.02, 4.03, 4.04, 4.05, 4.06, 4.12, 4.13, 4.20, 4.26 (such representations and warranties, the “Company Core Representations”) and Section 4.30, as of the Effective Time, that:

Section 4.01.  Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as currently conducted. In all material respects, the Company is duly qualified to do business as a foreign corporation and, as applicable in the relevant jurisdiction, is in good standing in all jurisdictions where such qualification is necessary. The Company has heretofore delivered or made available to Parent prior to the date hereof true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02.  Corporate Authorization.  (a) The execution, delivery and performance by each of the Company and the Stockholder Representative of this Agreement and each other Transaction Document to which the Company or the Stockholder Representative is or will be a party and the consummation of the transactions contemplated hereby and thereby are within its corporate or limited partnership powers, as applicable, and, except for the affirmative vote in connection with the consummation of the Merger of the holders of at least 66.67% of the Company Stock held by the Investors (as such term is defined in the Company Stockholders Agreement) (the “Company Stockholder Approval”), have been duly authorized by all necessary corporate action on the part of the Company and all necessary limited partnership action on the part of the Stockholder Representative and no other corporate, shareholder, partner or other similar proceedings on the part of the Company or the Stockholder Representative are necessary to authorize this Agreement or any other Transaction Document or to consummate the transactions contemplated hereby or thereby. This Agreement and each of the other Transaction Documents to which the Company or the Stockholder Representative is or will be a party constitutes, or will when executed and delivered constitute, a valid and binding agreement of the Company and the Stockholder Representative, as applicable, enforceable against the Company and the Stockholder Representative, as applicable, in accordance with its terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies and (ii) general principles of equity, whether in a proceeding at law or in equity.

(b) The Company’s Board of Directors has (i) unanimously determined that this Agreement and the other Transaction Documents to which the Company is a party, and the transactions contemplated hereby and thereby (including the Merger), are advisable, fair to and in the best interests of the Company’s stockholders, (ii) unanimously approved and adopted this Agreement and the other Transaction Documents to which the Company is a party, and the transactions contemplated hereby and thereby (including the Merger), and (iii) unanimously recommended adoption of this Agreement by its stockholders. The members of the Company’s Board of Directors who are not Affiliates of the ArcLight Funds have (although not a committee of the Company’s Board of Directors) (i) unanimously determined that this Agreement and the other Transaction Documents to which the Company is a party, and the transactions contemplated hereby and thereby (including the Merger), are advisable, fair to and in the best interests of the Company’s stockholders and (ii) unanimously approved this Agreement and the other Transaction Documents to which the Company is a party, and the transactions contemplated hereby and thereby (including the Merger)

(c) The Stockholder Consents will be executed and delivered by the Stockholders identified on Section 4.02(c) of the Company Disclosure Schedule immediately after the execution and delivery of this Agreement, and when so executed and delivered will constitute a valid, effective and irrevocable Company Stockholder Approval and no other vote or action of the holders of any class or series of the capital stock of the Company will be necessary under Delaware Law, the Company Stockholders Agreement or otherwise to consummate the Merger or the transactions provided for herein.

Section 4.03.  Governmental Authorization.  The execution, delivery and performance by each of the Company and the Stockholder Representative of this Agreement and each other Transaction Document to which the Company or the Stockholder Representative is or will be a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the

Delaware Secretary of State, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other U.S. state or federal securities laws and (iv) any other immaterial actions or filings.

Section 4.04.  Non-contravention.  The execution, delivery and performance by each of the Company and the Stockholder Representative of this Agreement and each other Transaction Document to which the Company or the Stockholder Representative is or will be a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Company or any of its Subsidiaries, or the certificate of limited partnership or the limited partnership agreement of either Stockholder Representative, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries or the Stockholder Representative is entitled under any provision of any agreement or other instrument binding upon the Company, any of its Subsidiaries, the Stockholder Representative or any of their respective properties or assets or any license, franchise, permit, approval or other authorization of, or any deposit, letter of credit, trust fund or bond posted by, the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of (a) clause (ii) as would not, individually or in the aggregate, reasonably be expected to be material or (b) clauses (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.05.  Capitalization; Ownership of Shares.  (a) The authorized capital stock of the Company consists of 101,000,000 shares of capital stock par value $0.01 per share, of which 100,000,000 shares are Company Stock (of which 3,000,000 shares are Company Restricted Stock) and 1,000,000 are shares of the Company’s undesignated preferred stock. As of the date hereof, there are issued and outstanding: (i) 51,670,642 shares of Company Stock, of which 519,306 shares are vested Company Restricted Stock and 1,951,336 shares are unvested Company Restricted Stock and (ii) no shares of the Company’s preferred stock. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. No Subsidiary or Affiliate of the Company owns any shares of capital stock of the Company.

(b) Except as set forth in this Section 4.05, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i), (ii), and (iii) being referred to collectively as the “Company Securities”). Other than pursuant to the Stock Plan, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.

(c) Section 4.05(c) of the Company Disclosure Schedule contains a complete and correct list of the Company’s Stockholders and specifies the number of shares of Company Stock (including Company Restricted Stock) owned by each such Stockholder. Section 4.05(c) of the Company Disclosure Schedule sets forth each shareholders agreement or similar agreement with or among any of the Company’s Stockholders, including any agreement that provides for preemptive rights or imposes any limitation or restriction on Company Stock, including any restriction on the right of a holder to vote, sell or otherwise dispose of such Company Stock. Other than the Stock Plan, neither the Company nor any Subsidiary of the Company has adopted, maintains or has maintained any stock option plan or other plan providing for equity compensation to any Person. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(d) The information set forth in the Company Outstanding Stock Number Certificate delivered pursuant to Section 9.02(j) will be true and correct in all respects.

(e) No interest will be paid in cash on the Company Convertible Debt at or prior to the Closing. Immediately prior to the Effective Time, in accordance with Section 7 of the Company Convertible Debt NPA, (i) the Company Convertible Debt Notes (including any interest on the Company Convertible Debt Notes that has been added to the principal thereof, and any accrued and unpaid interest on the Company Convertible Debt Notes) will be converted into the right to receive a number of shares of Company Stock in accordance with Section 7 of the Company Convertible Debt NPA and will be cancelled and cease to be issued and outstanding and (ii) the Company Convertible Debt Notes will be surrendered and exchanged for Company Stock. From the date of the Company Convertible Debt NPA through the date hereof, the Company has not taken any action that would have violated Section 6.06 if it had been in effect at that time.

(f) Prior to the date hereof, the Company has issued $100,000,000 in aggregate principal amount of Company Convertible Debt Notes pursuant to the Company Convertible Debt NPA and has repaid $100,000,000 of existing indebtedness of the Company and its Subsidiaries under the Company Credit Agreement without the payment of any penalty or premium. The Company has not incurred, and will not incur, any fees or expenses in respect of any underwriter, finder or broker (or any similar fee or expense) in connection with the issuance of the Company Convertible Debt Notes.

Section 4.06.  Subsidiaries.  (a) Each Subsidiary of the Company is a limited liability company duly organized, validly existing and, as applicable in the relevant jurisdiction, in good standing under the laws of its jurisdiction of organization, and has all corporate (or other organizational) powers required to carry on its business as currently conducted. In all material respects, each such Subsidiary is duly qualified to do business as a foreign company and, as applicable in the relevant jurisdiction, is in good standing in all jurisdictions where such qualification is necessary. Section 4.06(a) of the Company Disclosure Schedule sets forth a complete and correct list of all Subsidiaries of the Company and their respective jurisdictions of organization.

(b) All of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Company or (ii) options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i) and (ii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(c) Other than (i) the Subsidiaries set forth on Section 4.06(a) of the Company Disclosure Schedule and (ii) investments (which, as of the date hereof, are as set forth on Section 4.06(c) of the Company Disclosure Schedule) made with funds held in escrow accounts established to support reclamation obligations of the Company or any of its Subsidiaries, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any shares of capital stock, securities, ownership interests or investments in any other Person (collectively, “Third Party Interests”). Neither the Company nor any Subsidiary of the Company has any rights to, or is bound by any commitment or obligation to, acquire by any means, directly or indirectly, any Third Party Interests or to make any investment in, or contribution or (other than pursuant to commercial transactions in the ordinary course of business or to employees in the ordinary course of business) advance to, any Person.

Section 4.07.  Financial Statements.

(a) The audited consolidated balance sheets as of December 31, 2006 and December 31, 2005 and the related audited consolidated statements of operations, statements of shareholders’ equity and statements of cash flows for each of the years ended December 31, 2006 and December 31, 2005 of the Company and its Subsidiaries fairly present, in all material respects, the consolidated financial position and shareholders’ equity of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended and have been prepared in compliance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and in accordance with the books and records of the Company and its Subsidiaries.

(b) The audited balance sheet as of December 31, 2007 and the related audited statement of operations, statement of shareholders’ equity and statement of cash flows for the year then ended of the Company and its Subsidiaries fairly present, in all material respects, the consolidated financial position and shareholders’ equity of the Company and its Subsidiaries as of the date thereof and their consolidated results of operations and cash flows for the period then ended and have been prepared in compliance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and in accordance with the books and records of the Company and its Subsidiaries.

Section 4.08.  Absence of Certain Changes.  From the Company Balance Sheet Date to the date hereof, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and since the Company Balance Sheet Date:

(a) there has not been any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

(b) neither the Company nor any of its Subsidiaries has taken any action that would have been prohibited by Section 6.01 (other than Sections 6.01(c), 6.01(i) or 6.01(m)) if this Agreement had been in effect at the time thereof.

Section 4.09.  No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and to the knowledge of the Company, there is no existing condition, situation or set of circumstances (other than as a result of conducting operations in the coal industry generally, except to the extent disproportionately impacting the Company or its Subsidiaries as compared to other entities operating in the coal industry) that would reasonably be expected to result in such a liability or obligation, other than:

(a) liabilities or obligations to the extent disclosed, reflected or reserved against, in the Company Balance Sheet or the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date consistent with past practices;

(c) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d) liabilities incurred as a result of the performance of the Company’s obligations under this Agreement; and

(e) liabilities or obligations arising pursuant to the terms (and not as a result of breach or default by the Company or any of its Subsidiaries) of contracts or agreements of the Company or any of its Subsidiaries set forth in Section 4.21(a) of the Company Disclosure Schedule.

Section 4.10.  Compliance with Laws; Mining Compliance Matters.

(a) The Company and each of its Subsidiaries is, and (except as would not reasonably be expected to result in a current or future liability on or adverse consequence to the Company or any of its Subsidiaries) has been, in all material respects in compliance with all Applicable Law, including the Identified Mining Laws but not including any other Environmental Laws, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given written notice from any Governmental Authority, and the Company does not otherwise have knowledge of, any material violation of any Applicable

Law, including the Identified Mining Laws but not including any other Environmental Laws. Neither the Company nor any of its Subsidiaries is subject to any material order, writ, judgment, award, injunction or decree of any arbitrator or Governmental Authority that the Company or any of its Subsidiaries has received in writing or otherwise has knowledge of.

(b) Section 4.10(b) of the Company Disclosure Schedule lists all material applications for permits to be issued by mining authorities to the Company or any of its Subsidiaries (the “Company Material Mining Applications”). Neither the Company nor any of its Subsidiaries has received any written communication from the applicable permitting authority with respect to any Company Material Mining Application that (i) indicates that such Company Material Mining Application has been denied or (ii) requests the Company or any of its Subsidiaries to provide additional information with respect to such Company Material Mining Application.

(c) Except as set forth on Section 4.10(c) of the Company Disclosure Schedule, the Company and its Subsidiaries have posted all material deposits, letters of credit, trust funds, bid bonds, performance bonds, reclamation bonds and surety bonds (and all such similar undertakings) required to be posted in connection with their operations (the deposits, letters of credit, trust funds, bid bonds, performance bonds, reclamation bonds and surety bonds (and all such similar undertakings) posted in connection with the operations of the Company and its Subsidiaries, collectively, the “Company Surety Bonds”). The Company Surety Bonds are sufficient to conduct the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries are and have been in compliance in all material respects with the Company Surety Bonds, and the operation of the Company’s and its Subsidiaries’ coal mining and processing operations and the state of reclamation with respect to the Company Surety Bonds are “current” or in “deferred status” regarding reclamation obligations and otherwise are and have been in compliance with all applicable mining, reclamation and other analogous Applicable Laws, except where noncompliance would not (i) interfere in any material respect with the ability of the Company and its Subsidiaries to continue to operate their assets and conduct their business as currently conducted or otherwise be material or (ii) materially adversely affect or delay the consummation of the transactions contemplated by this Agreement.

(d) Neither the Company nor any of its Subsidiaries (nor any Person “owned or controlled” by any of them) has received written notice from the Federal Office of Surface Mining or the agency of any state administering the Surface Mining Control and Reclamation Act of 1977 (or any comparable state statute) or otherwise has knowledge that it is (i) ineligible to receive additional surface mining permits or other licenses or authorizations or (ii) under investigation to determine whether its eligibility to receive such permits or other licenses or authorizations should be revoked, i.e., “permit blocked.” As used in this Section 4.10(d), “owned or controlled” shall be defined as set forth in 30 C.F.R. Section 773.5 (2000).

Section 4.11.  Litigation.  There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any Subsidiary may be liable or any of their respective properties before any court or arbitrator or before or by any Governmental Authority, (i) that if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to be, individually or in the aggregate, material or (ii) that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.12.  Investment Banker and Finders’ Fees.  Except for Citigroup Global Markets Inc., a copy of whose engagement agreement has been provided to Parent prior to the date hereof, there is no investment banker, broker, finder or other intermediary that has been retained by, or is authorized to act on behalf of, the Company or any of its Subsidiaries who might be entitled to any fee or commission from Parent, the Company or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.13.  Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Citigroup Global Markets Inc., financial advisor to the Company, to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications reflected therein, the exchange ratio (as defined in such opinion) is fair, from a financial point of view, to the holders of Company Stock (other than the ArcLight Funds and their respective Affiliates). The Company, solely for informational purposes, will after receipt of such opinion and concurrently with the execution and delivery of this Agreement, furnish Parent’s outside legal counsel with a correct and complete copy of such opinion.

Section 4.14.  Taxes.  (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns were at the time of filing, true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due or being contested in good faith, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) Any income and franchise Tax Returns of the Company or its Subsidiaries filed or required to be filed with respect to the Tax years ended on or before December 31, 2003 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(e) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) Neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction which taxes the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(g) Section 4.14(g) of the Company Disclosure Schedule contains (i) a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries is qualified to do business and (ii) a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files Tax Returns, showing in each case the type of Tax Return filed. No jurisdiction in which the Company does not file Tax Returns has asserted that the Company is or may be liable for Tax, or required to file a Tax Return, in such jurisdiction.

(h) (i) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company was the common parent (provided that Apogee Coal Company, LLC, Catenary Coal Company, LLC and Hobet Mining, LLC were formerly C corporations that were members of a consolidated group with Arch Coal, Inc., but are not successors to such C corporations under Section 381(a) of the Code); (ii) neither the Company nor any of its Subsidiaries is party to any Tax Sharing Agreement or to any other agreement or arrangement referred to in clause (ii) or (iii) of the definition of “Tax”; (iii) no amount of the type described in clause (ii) or (iii) of the definition of “Tax” is currently payable by either the Company or any of its Subsidiaries, regardless of whether such Tax is imposed on the Company or any of its Subsidiaries; and (iv) neither the Company nor any of its Subsidiaries has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of the Company or any of its Subsidiaries affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(i) Prior to the date hereof, the Company has provided Parent with copies of or access to (i) all Tax Returns of the Company or any of its Subsidiaries that were filed or became due on or after January 1, 2005 and (ii) all material agreements relating to Taxes of the Company or any of its Subsidiaries, including any Tax Sharing Agreements, effective during that period.

(j) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as the case may be, to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as the case may be, for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as the case may be, that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (including without limitation any tax sharing agreement currently in effect among the Company and any of its Subsidiaries as well as any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

Section 4.15.  Tax Treatment.  Neither the Company nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a “368 Reorganization”).

Section 4.16.  Employee Benefit Plans.  (a) Except for items of a de minimis nature, Section 4.16 of the Company Disclosure Schedule contains a correct and complete list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, and, whether or not subject to ERISA, each employment, severance, change in control, retention or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other equity-based rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) and any other plan, agreement, program or policy which is maintained, sponsored or contributed to by the Company or any ERISA Affiliate of the Company and covers any current or former director, officer, employee or independent consultant of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability. Copies (which copies are correct and complete in all material respects) of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto, most recent summary plan descriptions and written interpretations thereof have been furnished to or made available to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust. Such plans (disregarding the exception for those of a de minimis nature) are referred to collectively herein as the “Company Employee Plans.”

(b) No Company Employee Plan is subject to Title IV of ERISA (other than a “multiemployer plan,” as defined below).

(c) With respect to any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”), to which the Company, its Subsidiaries or any of their ERISA Affiliates has any liability or contributes (or has at any time contributed or had an obligation to contribute): (i) none of the Company, its Subsidiaries or any of their ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA that remains unsatisfied or would be subject to such liability if, as of the Closing Date, the Company, its Subsidiaries or any of their ERISA Affiliates were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any such multiemployer plan; and (ii) to the knowledge of the Company, no such multiemployer plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively).

(d) Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file under the applicable remedial amendment period, an application for such determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter would not be issued. Each Company Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Employee Plan. No material events have occurred with respect to any Company Employee Plan that would result in payment or assessment by or against the Company of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(e) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee or independent contractor of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting (except as otherwise may be required under Section 411(d)(3) of the Code) or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Employee Plan. There is no contract, plan or arrangement (written or otherwise) covering any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries that, individually or collectively, would entitle any such individual to any severance or other payment solely as a result of the transactions contemplated hereby, or would give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code. Section 4.16(e) of the Company Disclosure Schedule lists (i) all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer), true and complete copies of which have been previously provided to Parent and (ii) the maximum aggregate amounts so payable to each such individual as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by the Company or the officer).

(f) Except to the extent set forth in the Company Balance Sheet, neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical, disability or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(g) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Company Employee Plan which would increase materially the expense of maintaining such Company Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2007.

(h) Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.

(i) All contributions and payments accrued under each Company Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent set forth in the Company Balance Sheet.

(j) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Company Employee Plan before any Governmental Authority.

(k) No Company Employee Plan is maintained outside the jurisdiction of the United States or covers any employee residing or working outside the United States.

(l) No current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby.

(m) The Company Balance Sheet fairly and accurately reflects as of the date thereof all liabilities and obligations related to any black lung disease claims and benefits arising under any state or federal law, claims and benefits arising under any state workers’ compensation laws, and post-retirement health or pension claims and benefits.

Section 4.17.  Employees.  The Company has provided or made available to Parent prior to the date hereof a true and complete list, as of March 27, 2008, of (a) the names, titles and annual salaries of all officers of the Company and its Subsidiaries and all other employees of the Company and its Subsidiaries with base annual salaries equal to or in excess of $100,000 (such list to be updated by the Company as of immediately prior to the Closing to reflect any terminations and new hires) and (b) the wage rates for non-salaried employees of the Company and its Subsidiaries (by classification). The Company has disclosed to Parent prior to the date hereof the name of any employee referred to in clause (a) who, to the knowledge of the Company, has indicated to the Company or any of its Subsidiaries that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing.

Section 4.18.  Labor Matters.  The Company and its Subsidiaries are not engaged in any material respect in any unfair labor practice which would reasonably be expected to be, individually or in the aggregate, material. There is no unfair labor practice charge or material grievance arising out of a collective bargaining agreement, other current labor agreement with any labor union or organization, or other material grievance proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened. Since two years prior to the date of this Agreement there has been no unfair labor practice charge or complaint filed against the Company or any of its Subsidiaries, or to the knowledge of the Company, pending or threatened, before (A) the National Labor Relations Board or any similar state agency, or (B) the Equal Employment Opportunity Commission or any similar state agency responsible for the prevention of unlawful employment practices. There is no strike or lockout or material slowdown, work stoppage or other labor dispute pending, or to the knowledge of the Company, threatened against, involving or otherwise materially affecting the Company or any of its Subsidiaries. Since two years prior to the date of this Agreement, any and all reductions of workforce have been carried out in all material respects in accordance with all Applicable Law.

Section 4.19.  Environmental Matters.  Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; such Environmental Permits are valid and in full force and effect and will not be terminated or impaired or become terminable, in whole or in part, as a result of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated herein or therein.

(b) None of the Company nor any of its Subsidiaries has received any Environmental Claim or written notice of any threatened Environmental Claim, or has any knowledge of any threat of such an Environmental Claim, regarding or resulting from the activities or business of the Company or any of its Subsidiaries, or any property or assets currently or formerly owned, operated or used by the Company or any of its Subsidiaries, in each case that (i) has been outstanding for more than 30 days, (ii) would reasonably be expected to result in (A) an action by a Governmental Authority, (B) a determination that there is a pattern of violations or (C) the closure of any operations of the Company or any of its Subsidiaries or (iii) results in or would reasonably be expected to result in liability to the Company or any of its Subsidiaries.

(c) None of the Company nor any of its Subsidiaries has entered into, has agreed to, has been issued or to the knowledge of the Company is otherwise subject to, any material order, writ, judgment, award, injunction or decree of any arbitrator or Governmental Authority under any Environmental Law regarding the Company or any of its Subsidiaries or any property or assets currently or formerly owned, operated or used by the Company or any of its Subsidiaries, in any such case that would interfere with the respective ability of the Company or any of its Subsidiaries to continue to operate their respective assets and conduct their respective businesses as currently conducted or would result in liability to the Company or any of its Subsidiaries.

(d) None of the Company nor any of its Subsidiaries has Released any Hazardous Materials in violation of Environmental Law or in a manner that would reasonably be expected to result in liability under Environmental Laws or Environmental Permits, and, to the knowledge of the Company, no other Person has Released any Hazardous Materials, and Hazardous Materials are not otherwise present, at any property currently or formerly owned or operated by the Company or any of its Subsidiaries in violation of any Environmental Law or Environmental Permits or in a manner that would reasonably be expected to result in liability to the Company or any of its Subsidiaries.

(e) No property currently owned or operated by the Company or any of its Subsidiaries (i) is listed or, to the knowledge of the Company or any of its Subsidiaries, proposed for listing on the CERCLA National Priorities List or CERCLIS list or any similar Governmental Authority’s list of sites at which remedial action is or may be necessary or (ii) contains asbestos or asbestos-containing materials, in either case in a condition constituting a violation of Environmental Law or as would reasonably be expected to result in liability to the Company or any of its Subsidiaries.

(f) None of the Company nor any of its Subsidiaries has disposed of, transported or arranged for the disposal or transportation of, any Hazardous Materials in a manner or to a location that would reasonably be expected to result in liability to the Company or any of its Subsidiaries under Environmental Law.

(g) Neither the Company nor any Subsidiary of the Company is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, any of the Environmental Permits. Neither the Company nor any of its Subsidiaries has received written notice that the Person issuing or authorizing any such Environmental Permit intends to terminate or will refuse to renew or reissue any such Environmental Permit upon its expiration.

(h) To the knowledge of the Company, (A) there are no material applications for Environmental Permits in the name of the Company or any of its Subsidiaries other than those set forth on Section 4.19(h) of the Company Disclosure Schedule (the “Company Material Environmental Applications”); and (B) the Company or one of its Subsidiaries will, on any grant of any of such applications, hold legal or beneficial title to the interest in each such application as set forth on Section 4.19(h) of the Company Disclosure Schedule. Each of the Company Material Environmental Applications has been made in accordance with Applicable Laws. Neither the Company nor any of its Subsidiaries has received any written communication from any Governmental Authority that indicates that any of the Company Material Environmental Applications will not be timely granted or will be subject to any material restrictions, limitations or unusual requirements.

(i) There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries that has not been delivered or made available to Parent at least five Business Days prior to the date hereof.

Section 4.20.  Antitakeover Statutes; Company Stockholders Agreement; Absence of Dissenters Rights.  (a) The Company has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

(b) The execution, delivery or performance of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, including the Merger, complies and will comply in all material respects with any applicable provisions of the Company Stockholders Agreement.

Section 4.21.  Material Contracts.

(a) Except as set forth on Section 4.21(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by, whether in writing or not, any of the following (other than agreements solely between or among the Company and its wholly-owned Subsidiaries and not containing any rights of or obligations to any third party) (any item set forth in one sub-section of Section 4.21(a) of the Company Disclosure Schedule need not be repeated in another sub-section of Section 4.21(a) if applicability to such other sub-section is reasonably apparent from the disclosure set forth in the first such sub-section):

(i) any agreement or series of related agreements for the purchase, sale (other than coal supply or coal product sales agreements), receipt, lease or use of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by or to the Company or any of its Subsidiaries of $500,000 or more or (B) aggregate payments by or to the Company or any of its Subsidiaries of $2,500,000 or more;

(ii) any partnership, joint venture, limited liability company, operating, shareholder, investor rights or other similar agreement or arrangement with any Person;

(iii) any distributor, dealer, sales agency, sales representative, marketing or similar contracts;

(iv) any agreement or series of related agreements relating to, or entered into in connection with, the acquisition or disposition of the equity securities of any Person (other than in respect of the investments with funds held in escrow accounts established to support reclamation obligations of the Company or any of its Subsidiaries), any business or any material amount of assets outside the ordinary course of business (in each case, whether by merger, sale of stock, sale of assets or otherwise);

(v) any agreement relating to indebtedness for borrowed money, the deferred purchase price of property or the prepaid sale of goods or products (in any such case, whether incurred, assumed, guaranteed or secured by any asset and, in the case of agreements relating to the deferred purchase price of property, with a value in excess of $100,000), including indentures, mortgages, loan agreements, capital leases, security agreements or other agreements for the incurrence of indebtedness, other than trade accounts payable incurred in the ordinary course of business;

(vi) any agreement relating to any interest rate, currency or commodity derivative or hedging transaction (excluding any agreements for the purchase of diesel fuel where physical delivery is intended);

(vii) any agreement (including any keepwell agreement) under which (A) to the knowledge of the Company any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or any of its Subsidiaries (other than any such guarantees by the Company and its wholly-owned Subsidiaries), in case of each such liability or obligation, in an amount in excess of $1,000,000 or (B) the Company or any of its Subsidiaries has, directly or indirectly, guaranteed any liabilities or obligations of any other Person (other than the Company or any wholly-owned Subsidiary);

(viii) any agreement that (A) limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any area or which would so limit the freedom of Parent, the Company or any of their respective Affiliates after the Effective Time or (B) contains exclusivity or “most favored nation” obligations or restrictions binding on the Company or any of its Subsidiaries or that would be binding on Parent or its Affiliates after the Effective Time;

(ix) any employment, consultancy, deferred compensation, loan, retention, bonus, severance, retirement or other similar agreement or arrangement (including any amendment to any such existing agreement or arrangement) with any director, officer or employee of the Company or any of its Subsidiaries (other than loans to non-executive employees not in excess of $10,000 individually or $100,000 in the aggregate);

(x) any consulting agreement or similar arrangement with an independent contractor providing for (i) annual payments by the Company or any of its Subsidiaries of $100,000 or more, (ii) aggregate payments by the Company or any of its Subsidiaries of $250,000 or more or (iii) a term in excess of three years;

(xi) any collective bargaining agreement;

(xii) any contracts or agreements relating to the provision of contract mining (excluding any agreement solely with respect to the provision of contract labor) by or to the Company or any of its Subsidiaries;

(xiii) any lease or sublease of or relating to (A) real property leased to others, (B) tangible personal property leased to others or (C) mining or exploration rights leased to others;

(xiv) any contracts or agreements related to the Company’s or its Subsidiaries storage or transportation of coal (including stock piling and loading agreements) providing for either (i) annual payments by the Company or any of its Subsidiaries of $250,000 or more or (ii) aggregate payments by the Company or any of its Subsidiaries of $1,000,000 or more;

(xv) any coal supply agreement or coal product sales agreement; or

(xvi) any other agreement, commitment, arrangement or plan not of a type described above but with a value in excess of $1,000,000.

(b) Each agreement, contract, plan, lease, arrangement or commitment disclosed or required to be disclosed pursuant to Section 4.21(a) (and, for purposes of (A) the making of this representation and warranty as of the Effective Time solely for purposes of Section 4.30 and (B) the satisfaction or failure of the condition set forth in Section 9.02(a)(iv), each agreement, contract, plan, lease, arrangement or commitment entered into between the date hereof and the Closing Date that would have been required to be disclosed pursuant to Section 4.21(a) if it had been in effect as of the date hereof) is referred to as a “Material Contract”. Each Material Contract is, to the Company’s knowledge, a valid and binding agreement of the parties thereto (other than the Company and its Subsidiaries), and, to the Company’s knowledge, is in full force and effect and in all material respects enforceable against such other parties, in accordance with its terms (except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies and (ii) general principles of equity, whether in a proceeding at law or in equity) and prior to the date hereof the Company or any of its Subsidiaries has not received any written notice to terminate, in whole or material part, any of the same. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach in any material respect under the material terms of any such Material Contract, and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, is reasonably likely to constitute any event of default thereunder that would be reasonably expected to result in the termination of such Material Contract. True and complete copies of each Material Contract (including all modifications and amendments thereto) in effect as of the date hereof have been made available to Parent prior to the date hereof.

Section 4.22.  Properties.

(a) “Company Leased Tangible Property” means all items of machinery, equipment, vehicles, and other tangible personal property leased or subleased by the Company or any of its Subsidiaries. Section 4.22(a) of

the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of the leases and subleases to which the Company or any of its Subsidiaries is a party or is bound, of or relating to Company Leased Tangible Property (other than agreements solely between or among the Company and its wholly-owned Subsidiaries and not containing any rights of or obligations to any Third Party).

(b) “Company Leased Real Property” means all real property and other interests in land, including coal, mining, exploration and surface rights, easements, rights of way, options, surface estates, coal and other mineral estates leased or subleased by the Company or any of its Subsidiaries. Section 4.22(b) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of the leases and subleases to which the Company or any of its Subsidiaries is a party or is bound, of or relating to Company Leased Real Property (other than agreements solely between or among the Company and its wholly-owned Subsidiaries and not containing any rights of or obligations to any Third Party).

(c) The Company has delivered or made available to Parent prior to the date hereof copies (which copies are true and complete in all material respects) of the leases and subleases set forth on Section 4.22(a) of the Company Disclosure Schedule and Section 4.22(b) of the Company Disclosure Schedule (in each case as amended to the date of this Agreement). With respect to each such lease or sublease of Company Leased Tangible Property and Company Leased Real Property, except where the failure of any of the following to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) such lease or sublease is in full force and effect in all respects and enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles whether in a proceeding at law or in equity;

(ii) (A) neither the Company nor any of its Subsidiaries is in default under any such lease or sublease and, no event has occurred which, with the passage of time or expiration of any grace period would constitute a default of the Company’s or its Subsidiaries’ obligations under such lease or sublease, (B) to the knowledge of the Company no other party to any such lease or sublease is in default thereunder and (C) neither the Company nor any of its Subsidiaries has received a written or other notice of default with respect to such lease or sublease;

(iii) no such lease or sublease has been mortgaged, deeded in trust or subjected to a Lien (other than Permitted Liens) by the Company or any of its Subsidiaries;

(iv) with regard to the Company Leased Real Property, the Company or one of its Subsidiaries has adequate rights of ingress and egress to such Company Leased Property and all buildings, structures, facilities, fixtures and other improvements thereon;

(v) with regard to the Company Leased Real Property, neither the Company nor any of its Subsidiaries owes any brokerage or other commissions with respect to any such lease or sublease for which adequate reserves have not been established on the Company Balance Sheet;

(vi) neither the Company nor any of its Subsidiaries has received written notice of or has knowledge of a claim or dispute under any lease or sublease regarding any of the Company Leased Real Property or the Company Leased Personal Property; and

(vii) other than Permitted Liens, there are no other matters that, to the knowledge of the Company, would adversely affect the rights of the Company or any of its Subsidiaries to the Company Leased Real Property or the Company Leased Tangible Property.

(d) “Company Owned Real Property” means all real property, and other interests in land, including coal, mining, exploration and surface rights, easements, rights of way, options, surface estates and other mineral estates owned by the Company or any of its Subsidiaries. Section 4.22(d) of the Company Disclosure Schedule sets forth a list of the Company Owned Real Property and the record title owner of the Company Owned Real Property. Copies (which copies are true and complete in all material respects) of all deeds, and all title insurance policies, title insurance, abstracts and other evidence of title (if any) in the possession of the

Company or any of its Subsidiaries relating to the Company Owned Real Property set forth on Section 4.22(d) of the Company Disclosure Schedule have been delivered or made available to Parent prior to the date hereof. With respect to each such parcel of the Company Owned Real Property, except where the failure of any of the following to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the identified owner has possession of, adequate rights of ingress and egress with respect to, and good and marketable fee simple title to each Company Owned Real Property, free and clear of any Liens, except for Permitted Liens; (ii) there are no pending or, to the Company’s knowledge, threatened condemnation proceedings and no tenant or other party in possession of any of the Company Owned Real Property has any right to purchase, or holds any right of first refusal to purchase, any of such properties; and (iii) other than Permitted Liens, there are no other matters that would adversely affect the title of the Company or any of its Subsidiaries.

(e) “Company Owned Tangible Property” means all items of machinery, equipment, vehicles, and other tangible personal property owned by the Company or any of its Subsidiaries. Section 4.22(e) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of the Company Owned Tangible Property. The Company or one of its Subsidiaries is in possession of and, except for such spare parts as are held on consignment, owns and has good title to all Company Owned Tangible Property as operated as of the date hereof. All such Company Owned Tangible Property is free and clear of all Liens, other than Permitted Liens.

(f) The Company has delivered or made available to Parent prior to the date hereof copies (which copies are true and correct in all material respects) of all of the following relating to the Company Leased Real Property, Company Owned Real Property, Company Leased Tangible Property, Company Owned Tangible Property, or any of the mining complexes or reserves of the Company or any of its Subsidiaries, in each case to the extent material and in the possession of the Company or any of its Subsidiaries: engineering, geological, operational, coal measurement, feasibility and coal data and analyses, surveys, aerial surveys, tract maps, parcel maps, plans, drawings, drilling logs, reserve reports, permit applications, and tax appraisals.

(g) Section 4.22(g) of the Company Disclosure Schedule lists all of the Company’s and its Subsidiaries’ owned or operated underground storage tanks, aboveground storage tanks, dikes or impoundments in, on, under or about the Company Leased Real Property or Company Owned Real Property.

(h) Except with respect to real property leased to others, the plants, buildings, structures, mines and equipment owned or leased by the Company or any of its Subsidiaries are in all material respects in good operating condition and repair and have been reasonably maintained consistent with past practice and are adequate and suitable for the purpose for which they are currently being used.

(i) The maps listed on Section 4.22(i) of the Company Disclosure Schedule accurately reflect, in all material respects, the Company Leased Real Property and the Company Owned Real Property.

(j) The Company Leased Real Property, Company Owned Real Property, Company Leased Tangible Property, and Company Owned Tangible Property constitute all of the property and assets (together with the Company Permits and the Environmental Permits) used or held for use in connection with the businesses of the Company and its Subsidiaries and are adequate to conduct such businesses as currently conducted in all material respects.

(k) The Company has provided to Parent on February 29, 2008 a list of each general reserve area of the Company and its Subsidiaries, and with respect to each such area the following information (which information, to the knowledge of the Company, is accurate and complete in all material respects): (i) whether such mining area is mineable by underground, surface or both methods; (ii) the proven and probable reserves as of January 1, 2008; (iii) a categorization of reserves by heat value as of January 1, 2008; and (iv) a categorization of reserves by sulfur content as of January 1, 2008. Subject to the terms of any applicable lease and Applicable Law, the Company has the right to extract and sell the coal reserves referred to above and such reserves are not subject to any mining rights of any other Person. Set forth in Section 4.22(k) of the Company Disclosure Schedule is a list, which list is accurate and complete in all material respects, of each mining complex of the Company and its Subsidiaries and the 2006 and 2007 production for each such mining complex. Prior to the date hereof, the Company has provided to Parent a list of the quantity of reserves currently assigned to each mining area of the Company and its Subsidiaries.

(l) Neither the Company nor any of its Subsidiaries has received written notice or has knowledge of any disputes with any adjoining landowners that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.23.  Intellectual Property.

(a) Section 4.23(a)(i) of the Company Disclosure Schedule contains a true and complete list of all material registrations and applications for registration of any Intellectual Property Right owned by the Company or any of its Subsidiaries. Section 4.23(a)(ii) of the Company Disclosure Schedule contains a true and complete list of all material agreements (excluding licenses for commercial off the shelf computer software that are generally available on nondiscriminatory pricing terms) to which the Company or any of its Subsidiaries is a party or otherwise bound and pursuant to which the Company or any of its Subsidiaries (A) obtains the right to use, or a covenant not to be sued under, any Intellectual Property Right or (B) grants the right to use, or a covenant not to be sued under, any Intellectual Property Right.

(b) Except as, individually or in the aggregate, would not reasonably be expected to be material: (i) the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property Rights used in or necessary for the conduct of its business as currently conducted; (ii) neither the Company nor its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person; (iii) to the knowledge of the Company, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property Right owned by and/or licensed to the Company or its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending claim, action, suit, order or proceeding with respect to any Intellectual Property Right used by the Company or any of its Subsidiaries or alleging that the any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person; (v) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property Right of the Company or any of its Subsidiaries or impair the right of Parent and its Subsidiaries to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property Right of the Company or any of its Subsidiaries; and (vi) the Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of all material Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries and no such Trade Secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements.

Section 4.24.  Insurance Coverage.  Section 4.24 of the Company Disclosure Schedule sets forth a list (which list is true and complete in all material respects) of, and the Company has furnished or made available to Parent prior to the date hereof copies (which copies are true and complete in all material respects) of, all insurance policies and bonds (other than surety bonds) relating to the assets, business, operations, employees, officers or directors of the Company and its Subsidiaries. There is no claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which, to the knowledge of the Company, coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies and bonds have been timely paid and the Company and its Subsidiaries have otherwise complied in all material respects with the terms and conditions of all such policies and bonds. All material policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) have been in effect since January 1, 2006 and remain in full force and effect. To the knowledge of the Company, the underwriters of such policies and bonds have not threatened any termination of, material premium increase with respect to, or material alteration of coverage under, any of such policies or bonds. The Company and its Subsidiaries shall immediately after the Effective Time continue to have coverage under such policies and bonds with respect to events occurring prior to the Effective Time.

Section 4.25.  Licenses and Permits.

(a) “Company Permits” means all licenses, mining leases, mining authorities, franchises, permits, certificates, approvals or other similar authorizations issued to the Company or any of its Subsidiaries by any Governmental Authority, including those relating to the Identified Mining Laws but not including any other Environmental Permits. Section 4.25(a) of the Company Disclosure Schedule sets forth a list that is accurate and complete in all material respects of the Company Permits and the Environmental Permits.

(b) The Company Permits are in all material respects sufficient permits to conduct the business of the Company and its Subsidiaries as currently conducted. The Company Permits are in all material respects valid and in full force and effect, neither the Company nor any Subsidiary of the Company is in material default under, and no condition exists that with notice or lapse of time or both would constitute a material default under, any of the Company Permits. Neither the Company nor any of its Subsidiaries has received written notice that the Person issuing or authorizing any such Permit intends to terminate or will refuse to renew or reissue any such Permit upon its expiration. The Company and its Subsidiaries have complied with the terms and conditions of the Company Permits in all material respects.

Section 4.26.  Affiliate Transactions.  No Stockholder holding more than one percent of the outstanding Company Stock (or member of a group of Affiliated Stockholders holding in the aggregate in excess of one percent of the outstanding Company Stock), director or officer of the Company or any of its Subsidiaries, and none of their respective (a) controlled Affiliates (or in the case of the Stockholder Representative, any Affiliates of the Stockholder Representative) or (b) to the Company’s knowledge, Affiliates of Stockholders (other than the Stockholder Representative) that are not controlled Affiliates or (c) to the Company’s knowledge, “associates” (or, with respect to any of the foregoing, members of any of their “immediate families”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) (each of the foregoing Persons in this sentence, a “Related Person”), (i) is, or has in the past two years been, party to or involved, directly or indirectly, in any material contract, material agreement, material business arrangement or other material relationship with the Company or any of its Subsidiaries (whether written or oral) (other than (A) Stockholder, director, officer or employment relationships, (B) the ownership of Company Stock or (C) any purchase or sale of the Company’s products in the Company’s ordinary course of business and on arms’ length terms), (ii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any material property or right, tangible or intangible, that is used by the Company or any of its Subsidiaries (other than (A) in its capacity as a stockholder of the Company or (B) any indirect ownership interest that a Related Person may have as a result of any investment in any Person that is not an Affiliate of such Related Person) or (iii) is, or has in the past two years been, engaged, directly or indirectly, in the conduct of the business of the Company or its Subsidiaries (other than (A) in its capacity as a stockholder or as a director, officer or employee of the Company or any of its Subsidiaries or (B) relating to any indirect ownership interest that a Related Person may have as a result of any investment in any Person that is not an Affiliate of such Related Person).

Section 4.27.  Customers and Suppliers.  Section 4.27 of the Company Disclosure Schedule contains (i) a list of the top ten customers of the Company and its Subsidiaries (determined on the basis of revenues) for each of the last two fiscal years and (ii) a list of the top ten suppliers of the Company and its Subsidiaries (determined on the basis of cost of items purchased) for the last fiscal year. No customer set forth on Section 4.27 of the Company Disclosure Schedule has ceased or materially reduced its purchases from or use of the services of the Company and its Subsidiaries since the Company Balance Sheet Date, or to the knowledge of the Company, has threatened to cease or materially reduce such purchases or use after the date hereof. No supplier set forth on Section 4.27 of the Company Disclosure Schedule has ceased or materially reduced its supply of materials or goods or provision of services to the Company and its Subsidiaries since the Company Balance Sheet Date, or to the knowledge of the Company, has threatened to cease or materially reduce such supply or provision after the date hereof. To the knowledge of the Company, no such customer or supplier is currently in, or threatened with, bankruptcy or insolvency.

Section 4.28.  Absence of Certain Business Practices.  Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, nor any Person acting on behalf of the Company or any of its Subsidiaries, has, directly or indirectly, within the past two years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the respective business of the Company or any of its Subsidiaries (or assist the Company or any of its Subsidiaries in connection with any actual or proposed transaction) that (a) might subject the Company or any of its Subsidiaries to any material damage or material penalty assessed by any Governmental Authority, (b) if not given in the past might have had a material adverse effect, (c) if not continued in the future, might have a material adverse effect or (d) might subject the Company or any of its Subsidiaries to suit by any Governmental Authority.

Section 4.29.  Disclosure.  There is no fact or circumstance known to Company that has not been disclosed to Parent, the existence of which would, individually or in the aggregate with other such facts or circumstances, have a Company Material Adverse Effect. Subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no representation or warranty made by the Company in this Agreement (as modified by statements contained in the Company Disclosure Schedule) or in any certificate furnished to Parent pursuant to any provision of this Agreement by or on behalf of the Company, contains any untrue statement of a fact or omits to state a fact required to be stated therein or necessary in order to make the statements made herein or therein, in the light of the circumstances in which they were made, not misleading; provided that to the extent a representation or warranty of the Company in this Agreement is qualified by the knowledge of the Company, the representation and warranty set forth in this sentence shall to such extent be deemed to be similarly qualified by the knowledge of the Company.

Section 4.30.  No Company Material Adverse Effect.  The representations and warranties contained in this Article 4, disregarding any qualification contained therein as to materiality or Company Material Adverse Effect, are true and correct, with such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.31.  No Other Representations or Warranties.  Except for the representations and warranties contained in this Agreement or any other Transaction Document, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company and its Subsidiaries (and its and their business operations, financial condition, assets and properties) and Parent shall be entitled to rely only on such representations and warranties. The Company disclaims any representation or warranty, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives, that is not contained in this Agreement, any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document.

ARTICLE 5

Representations and Warranties of Parent

Except as expressly disclosed, and reasonably apparent on the face of the disclosure contained, in the Parent SEC Documents filed before the date of this Agreement, and only as and to the extent so disclosed and apparent (excluding any disclosures included therein (x) under the “Risk Factors” or similar caption, (y) to the extent that such disclosures do not relate to historical or existing facts, events, changes, effects, developments, conditions or occurrences, and (z) to the extent that they are forward-looking in nature) (provided that in no event shall any disclosure in the Parent SEC Documents qualify or limit the representations and warranties of Parent set forth in Sections 5.02, 5.05 and 5.07), and, subject to Section 12.04, except as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company on and as of the date of this Agreement and, solely with respect to the representations and warranties in Sections 5.01, 5.02, 5.03, 5.04, 5.05, 5.06, 5.13, 5.14, 5.20 (such representations and warranties, the “Parent Core Representations”) and Section 5.27, as of the Effective Time, that:

Section 5.01.  Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as currently conducted. In all material respects, each of Parent and Merger Subsidiary is duly qualified to do business as a foreign corporation and, as applicable in the relevant jurisdiction, is in good standing in all jurisdictions where such qualification is necessary. True and complete copies of the certificate of incorporation and bylaws of the Parent as currently in effect have been made available to the Company prior to the date hereof. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02.  Corporate Authorization.  (a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and each other Transaction Document to which Parent or Merger Subsidiary is or will be a party and the consummation of the transactions contemplated hereby and thereby are within its corporate powers, and, except for the approval of the issuance of the shares of Parent Stock to be issued pursuant to Article 2 (the “Parent Stock Issuance”) by a majority of the votes cast at a meeting of stockholders of Parent where the total vote cast with respect to such issuance represents over fifty percent in interest of the Parent Stock entitled to vote on such issuance (the “Parent Stockholder Approval”), have been duly authorized by all necessary corporate action on the part of Parent and Merger Subsidiary and no other corporate, shareholder or other similar proceedings on the part of Parent or Merger Subsidiary are necessary to authorize this Agreement or any other Transaction Document or to consummate the transactions contemplated hereby or thereby. This Agreement and each of the other Transaction Documents to which Parent or Merger Subsidiary is or will be a party constitutes, or will when executed and delivered constitute, a valid and binding agreement of Parent and Merger Subsidiary, as applicable, enforceable against Parent and Merger Subsidiary, as applicable, in accordance with its terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies and (ii) general principles of equity, whether in a proceeding at law or in equity.

(b) Parent’s Board of Directors has (i) unanimously determined that this Agreement and the other Transaction Documents to which Parent is a party, and the transactions contemplated hereby and thereby (including the Merger), are advisable, fair to and in the best interests of Parent’s stockholders, (ii) unanimously approved and adopted this Agreement and the other Transaction Documents to which Parent is a party, and the transactions contemplated hereby and thereby (including the Merger), and (iii) unanimously resolved to recommend approval of the Parent Stock Issuance by Parent’s stockholders.

Section 5.03.  Governmental Authorization.  The execution, delivery and performance by each of Parent or Merger Subsidiary of this Agreement and each other Transaction Document to which Parent or Merger Subsidiary is or will be a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other U.S. state or federal securities laws and (iv) any other immaterial actions or filings.

Section 5.04.  Non-contravention.  The execution, delivery and performance by each of Parent and Merger Subsidiary of this Agreement and each other Transaction Document to which Parent or Merger Subsidiary is or will be a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of Parent or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Parent or any of its Subsidiaries or any of their respective properties or assets or any license, franchise, permit, approval or other authorization of, or any deposit, letter of credit, trust fund or bond posted by, Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with such exceptions, in the case of (a) clause (ii) as would not, individually or in the aggregate, reasonably be expected to be material or (b) clauses (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 5.05.  Capitalization.  (a) The authorized capital stock of the Parent consists of 110,000,000 shares consisting of (i) 100,000,000 shares of Parent Stock and (ii) 10,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”), of which 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock, par value $0.01 per share. As of March 31, 2008, there were outstanding (i) 26,760,377 shares of Parent Stock (including 189,437 shares of restricted Parent Stock), (ii) no shares of Preferred Stock, (iii) employee stock options to purchase an aggregate of 554,673 shares of Parent Stock (none of which were exercisable), (iv) 590,131 restricted stock units and (v) 18,670 deferred stock units. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable.

(b) Except as set forth in this Section 5.05 and for changes since March 31, 2008 resulting from the exercise of stock options or the grant of stock based compensation to directors or employees, as of the date hereof, there are no outstanding (i) shares of capital stock or voting securities of Parent, (ii) securities of the Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Parent or (iii) options or other rights to acquire from Parent or any of its Subsidiaries, or other obligation of Parent or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Parent (the items in clauses (i), (ii), and (iii) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities.

(c) The shares of Parent Stock to be issued as Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, subject to receipt of the Parent Stockholder Approval, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent Securities or any Parent Subsidiary Securities necessary to approve and adopt this Agreement and the other Transaction Documents and approve the Merger and the other transactions contemplated hereby and thereby.

Section 5.06.  Subsidiaries.  (a) Each Subsidiary of Parent is a corporation or other organization duly organized, validly existing and, as applicable in the relevant jurisdiction, in good standing under the laws of its jurisdiction of organization, and has all corporate (or other organizational) powers required to carry on its business as currently conducted. In all material respects, each such Subsidiary is duly qualified to do business as a foreign corporation and, as applicable in the relevant jurisdiction, is in good standing in all jurisdictions where such qualification is necessary.

(b) As of the date hereof, all of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Parent, is owned by the Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). As of the date hereof, there are no outstanding (i) securities of the Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of the Parent or (ii) options or other rights to acquire from the Parent or any of its Subsidiaries, or other obligation of the Parent or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of the Parent (the items in clauses (i) and (ii) being referred to collectively as the “Parent Subsidiary Securities”). As of the date hereof, there are no outstanding obligations of the Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.

Section 5.07.  SEC Filings.  (a) Parent has delivered or made available (for purposes of this Agreement, filings that are publicly available prior to the date hereof on the EDGAR system of the SEC are deemed to have been made available to the Company) to the Company (i) Amendment No. 4 to the Form 10 Registration Statement of Parent filed on October 11, 2007, (ii) its annual report on Form 10-K for the year ended December 31, 2007, (iii) the Form S-8 Registration Statement of Parent filed on October 30, 2007 and

(iv) each report on Form 8-K filed by Parent from January 1, 2008 and prior to the date hereof (the documents referred to in clauses (i), (ii), (iii) and (iv), collectively, the “Parent SEC Documents”).

(b) As of its filing date, each Parent SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act.

(c) As of its filing date, each Parent SEC Document did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided that, to the extent a Parent SEC Document addresses a matter that is the same as a matter addressed in a representation or warranty in Article 4 that is qualified by the knowledge of the Company and/or a Company Material Adverse Effect standard, the representation and warranty set forth in this Section 5.07(c) (and only this Section 5.07(c)) shall to such extent be deemed to be similarly qualified by the knowledge of Parent and/or Parent Material Adverse Effect, as applicable.

Section 5.08.  Financial Statements.

(a) The audited combined balance sheets of Parent and its Subsidiaries as of December 31, 2006 and December 31, 2005, and the related audited combined statements of operations, changes to invested capital (deficit), and cash flows for each of the years ended December 31, 2006 and December 31, 2005, of Parent and its Subsidiaries fairly present, in all material respects, the combined financial position of Parent and its Subsidiaries as of the dates thereof and their combined results of operations, changes to invested capital (deficit), and cash flows for the periods then ended and have been prepared in compliance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and in accordance with the books and records of Parent and its Subsidiaries.

(b) The audited consolidated balance sheet as of December 31, 2007 and the related audited consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the year then ended of Parent and its Subsidiaries fairly present, in all material respects, the consolidated financial position of Parent and its Subsidiaries as of the date thereof and their consolidated results of operations, changes in stockholders’ equity (deficit), and cash flows for the year then ended and have been prepared in compliance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto) and in accordance with the books and records of Parent and its Subsidiaries.

Section 5.09.  Absence of Certain Changes.  From the Parent Balance Sheet Date to the date hereof, the business of the Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and since the Parent Balance Sheet Date:

(a) there has not been any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; and

(b) neither Parent nor any of its Subsidiaries has taken any action that would have been prohibited by Section 7.01(a) or Section 7.01(b) if this Agreement had been in effect at the time thereof.

Section 5.10.  No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and to the knowledge of Parent, there is no existing condition, situation or set of circumstances (other than as a result of conducting operations in the coal industry generally, except to the extent disproportionately impacting Parent or its Subsidiaries as compared to other entities operating in the coal industry) that would reasonably be expected to result in such a liability or obligation, other than:

(a) liabilities or obligations to the extent disclosed, reflected or reserved against in the Parent Balance Sheet or the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Parent Balance Sheet Date consistent with past practices;

(c) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(d) liabilities incurred as a result of the performance of Parent’s obligations under this Agreement; and

(e) liabilities or obligations arising pursuant to the terms (and not as a result of breach or default by Parent or any of its Subsidiaries) of contracts or agreements of Parent or any of its Subsidiaries.

Section 5.11.  Compliance with Laws; Mining Compliance Matters.

(a) Parent and each of its Subsidiaries is, and (except as would not reasonably be expected to result in a current or future liability on or adverse consequence to Parent or any of its Subsidiaries) has been, in all material respects, in compliance with, all Applicable Law, including the Identified Mining Laws but not including any other Environmental Laws, and to the knowledge of Parent is not under investigation with respect to and has not been threatened to be charged with or given written notice from any Governmental Authority, and Parent does not otherwise have knowledge of, any material violation of any Applicable Law, including the Identified Mining Laws but not including any other Environmental Laws. Neither Parent nor any of its Subsidiaries is subject to any material order, writ, judgment, award, injunction or decree of any arbitrator or Governmental Authority that Parent or any of its Subsidiaries has received in writing or otherwise has knowledge of.

(b) Neither Parent nor any of its Subsidiaries has received any written communication from the applicable permitting authority with respect to any material applications for permits to be issued by mining authorities to Parent or any of its Subsidiaries as of the date hereof (the “Parent Material Mining Applications”) that (i) indicates that such Parent Material Mining Application has been denied or (ii) requests Parent or any of its Subsidiaries to provide additional information with respect to such Parent Material Mining Application.

(c) Parent and its Subsidiaries have posted all material deposits, letters of credit, trust funds, bid bonds, performance bonds, reclamation bonds and surety bonds (and all such similar undertakings) required to be posted in connection with their operations (the deposits, letters of credit, trust funds, bid bonds, performance bonds, reclamation bonds and surety bonds (and all such similar undertakings) posted in connection with the operations of Parent and its Subsidiaries, collectively, the “Parent Surety Bonds”). The Parent Surety Bonds are sufficient to conduct the business of the Parent and its Subsidiaries as currently conducted. Parent and its Subsidiaries are and have been in compliance in all material respects with the Parent Surety Bonds, and the operation of Parent’s and its Subsidiaries’ coal mining and processing operations and the state of reclamation with respect to the Parent Surety Bonds are “current” or in “deferred status” regarding reclamation obligations and otherwise are and have been in compliance with all applicable mining, reclamation and other analogous Applicable Laws, except where noncompliance would not (i) interfere in any material respect with the ability of Parent and its Subsidiaries to continue to operate their assets and conduct their business as currently conducted or otherwise be material or (ii) materially adversely affect or delay the consummation of the transactions contemplated by this Agreement.

(d) Neither Parent nor any of its Subsidiaries (nor any Person “owned or controlled” by any of them) has received written notice from the Federal Office of Surface Mining or the agency of any state administering the Surface Mining Control and Reclamation Act of 1977 (or any comparable state statute) or otherwise has knowledge that it is (i) ineligible to receive additional surface mining permits or other licenses or authorizations or (ii) under investigation to determine whether its eligibility to receive such permits or other licenses or authorizations should be revoked, i.e., “permit blocked.” As used in this Section 5.11(d) “owned or controlled” shall be defined as set forth in 30 C.F.R. Section 773.5 (2000).

Section 5.12.  Litigation.  There is no action, suit, investigation or proceeding pending against, or, to the knowledge of Parent, threatened against or affecting, Parent, any of its Subsidiaries, any present or former officer, director or employee of Parent or any of its Subsidiaries or any Person for whom Parent or any Subsidiary may be liable or any of their respective properties before any court or arbitrator or before or by any Governmental Authority, (i) that if determined adversely to Parent or any of its Subsidiaries, would reasonably be expected to be, individually or in the aggregate, material or (ii) that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 5.13.  Investment Banker and Finders’ Fees.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from any Person other than Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.14.  Opinion of Financial Advisor.  Parent has received the opinion of Lehman Brothers, financial advisor to Parent, to the effect that, as of the date of such opinion and subject to the procedures followed and the qualifications and limitations set forth therein, from a financial point of view, the Merger Consideration to be paid by Parent in the Merger is fair to Parent. Parent, solely for informational purposes, will after receipt of such opinion and concurrently with the execution and delivery of this Agreement, furnish the Company’s outside legal counsel with a correct and complete copy of such opinion. Parent has received the opinion of Duff & Phelps, LLC, financial advisor to Parent, to the effect that, as of the date of such opinion, the Merger Consideration is fair to Parent from a financial point of view. Parent, solely for informational purposes, will after receipt of such opinion and concurrently with the execution and delivery of this Agreement, furnish the Company’s outside legal counsel with a correct and complete copy of such opinion.

Section 5.15.  Taxes.  (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such material Tax Returns were at the time of filing, true and complete in all material respects.

(b) Parent and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due or being contested in good faith, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which Parent and its Subsidiaries ordinarily record items on their respective books.

(c) Any income and franchise Tax Returns of Parent or its Subsidiaries filed or required to be filed with respect to the Tax years ended on or before December 31, 2003 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to Parent’s knowledge, threatened against or with respect to Parent or its Subsidiaries in respect of any Tax or Tax asset.

(e) (i) No amount of the type described in clause (ii) or (iii) of the definition of “Tax” is currently payable by either Parent or any of its Subsidiaries, regardless of whether such Tax is imposed on Parent or any of its Subsidiaries or will become payable as a consequence of consummating the Merger and the other transactions contemplated by this Agreement; and (ii) neither Parent nor any of its Subsidiaries has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of Parent or any of its Subsidiaries affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(f) Prior to the date hereof, Parent has provided the Company with copies of or access to (i) all Tax Returns of Parent or any of its Subsidiaries that were filed or became due on or after January 1, 2005, and (ii) all material agreements relating to Taxes of Parent or any of its Subsidiaries, including any Tax Sharing Agreements, effective during that period.

Section 5.16.  Tax Treatment.  Neither Parent nor any of its Affiliates has taken or agreed to take any action or is aware of any fact or circumstance that would prevent the Merger from qualifying as a 368 Reorganization. None of this Agreement or the other Transaction Documents, or the consummation of the transactions contemplated hereby or thereby (including the Merger) will fail to be in compliance with, and none of the foregoing will violate any of the terms and conditions, or other provisions, of the Tax Separation

Agreement (the “TSA”), dated as of October 22, 2007, by and between Parent and Peabody Energy Corporation and will not give rise to any indemnity obligation on the part of Parent or the Surviving Corporation under Section 4.3 of the TSA.

Section 5.17.  Employee Benefit Plans.

(a) No Parent Employee Plan is subject to Title IV of ERISA (other than a Multiemployer Plan).

(b) With respect to any Multiemployer Plan to which Parent, its Subsidiaries or any of their ERISA Affiliates has any liability or contributes (or has at any time contributed or had an obligation to contribute): (i) none of Parent, its Subsidiaries or any of their ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA that remains unsatisfied or would be subject to such liability if, as of the Closing Date, Parent, its Subsidiaries or any of their ERISA Affiliates were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any such multiemployer plan; and (ii) to the knowledge of Parent, no such multiemployer plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively).

(c) Each Parent Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file under the applicable remedial amendment period, an application for such determination from the Internal Revenue Service, and Parent is not aware of any reason why any such determination letter would not be issued. Each Parent Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Parent Employee Plan. No material events have occurred with respect to any Parent Employee Plan that would result in payment or assessment by or against Parent of any material excise taxes under Sections 4972, 4975, 4976, 4977, 4979, 4980B, 4980D, 4980E or 5000 of the Code.

(d) All contributions and payments accrued under each Parent Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent set forth in the Parent Balance Sheet.

(e) There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of Parent, threatened against or involving, any Parent Employee Plan before any Governmental Authority.

(f) The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee or independent contractor of Parent or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting (except as otherwise may be required under Section 411(d)(3) of the Code) or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Parent Employee Plan. There is no contract, plan or arrangement (written or otherwise) covering any current or former director, officer, employee or independent contractor of Parent or any of its Subsidiaries that, individually or collectively, would entitle any such individual to any severance or other payment solely as a result of the transactions contemplated hereby, or would give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code.

Section 5.18.  Labor Matters.  Parent and its Subsidiaries are not engaged in any material respect in any unfair labor practice which would reasonably be expected to be, individually or in the aggregate, material. There is no unfair labor practice charge or material grievance arising out of a collective bargaining agreement, other current labor agreement with any labor union or organization, or other material grievance proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened. Since two years prior to the date of this Agreement there has been no unfair labor practice charge or complaint filed against Parent or any of its Subsidiaries, or to the knowledge of Parent, pending or threatened, before (A) the National Labor Relations Board or any similar state agency, or (B) the Equal Employment Opportunity Commission or any similar state agency responsible for the prevention of unlawful employment practices. There is no strike or lockout or material slowdown, work stoppage or other labor dispute pending, or to the knowledge of Parent, threatened against, involving or otherwise materially affecting Parent or any of its Subsidiaries. Since two years prior to the date of this Agreement, any and all reductions of workforce have been carried out in all material respects in accordance with all Applicable Law.

Section 5.19.  Environmental Matters.  Except as does not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; such Environmental Permits are valid and in full force and effect and will not be terminated or impaired or become terminable, in whole or in part, as a result of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated herein or therein.

(b) None of Parent nor any of its Subsidiaries has received any Environmental Claim or written notice of any threatened Environmental Claim, or has any knowledge of any threat of such an Environmental Claim, regarding or resulting from the activities or business of Parent or any of its Subsidiaries, or any property or assets currently or formerly owned, operated or used by Parent or any of its Subsidiaries, in each case that (i) has been outstanding for more than 30 days, (ii) would reasonably be expected to result in (A) an action by a Governmental Authority, (B) a determination that there is a pattern of violations or (C) the closure of any operations of Parent or any of its Subsidiaries or (iii) results in or would reasonably be expected to result in liability to Parent or any of its Subsidiaries.

(c) None of Parent nor any of its Subsidiaries has entered into, has agreed to, has been issued or, to the knowledge of Parent is otherwise subject to, any material order, writ, judgment, award, injunction or decree of any arbitrator or Governmental Authority under any Environmental Law regarding Parent or any of its Subsidiaries or any property or assets currently or formerly owned, operated or used by Parent or any of its Subsidiaries, in any such case that would interfere with the respective ability of Parent or any of its Subsidiaries to continue to operate their respective assets and conduct their respective businesses as currently conducted or would result in liability to Parent or any of its Subsidiaries.

(d) None of Parent nor any of its Subsidiaries has Released any Hazardous Materials in violation of Environmental Law or in a manner that would reasonably be expected to result in liability under Environmental Laws or Environmental Permits, and, to the knowledge of Parent, no other Person has Released any Hazardous Materials, and Hazardous Materials are not otherwise present, at any property currently or formerly owned or operated by Parent or any of its Subsidiaries in violation of any Environmental Law or Environmental Permits or in a manner that would reasonably be expected to result in liability to Parent or any of its Subsidiaries.

(e) No property currently owned or operated by Parent or any of its Subsidiaries (i) is listed or, to the knowledge of the Parent or any of its Subsidiaries, proposed for listing on the CERCLA National Priorities List or CERCLIS list or any similar Governmental Authority’s list of sites at which remedial action is or may be necessary or (ii) contains asbestos or asbestos-containing materials, in either case in a condition constituting a violation of Environmental Law or as would reasonably be expected to result in liability to Parent or any of its Subsidiaries.

(f) None of Parent nor any of its Subsidiaries has disposed of, transported or arranged for the disposal or transportation of, any Hazardous Materials in a manner or to a location that would reasonably be expected to result in liability to Parent or any of its Subsidiaries under Environmental Law.

(g) Neither Parent nor any Subsidiary of Parent is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, any of the Environmental Permits. Neither Parent nor any of its Subsidiaries has received written notice that the Person issuing or authorizing any such Environmental Permit intends to terminate or will refuse to renew or reissue any such Environmental Permit upon its expiration.

(h) Each of the material applications for Environmental Permits in the name of Parent or any of its Subsidiaries has been made in accordance with Applicable Laws. Parent or one of its Subsidiaries will, on any grant of any of such applications, hold legal or beneficial title to the interest in each such application. Neither Parent nor any of its Subsidiaries has received any written communication from any Governmental Authority that indicates that any of such applications for Environmental Permits will not be timely granted or will be subject to any material restrictions, limitations or unusual requirements.

Section 5.20.  Antitakeover Statutes and Rights Agreement.

(a) Parent has taken all action necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

(b) By amendment in the form attached as Exhibit 5.20(b), Parent has taken all action necessary to render the rights issued pursuant to the terms of the Rights Agreement (the “Rights Agreement”) dated as of October 22, 2007 by and between Parent and American Stock Transfer & Trust Company, as rights agent, inapplicable to this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance.

Section 5.21.  Material Contracts; Affiliate Transactions.  Neither Parent nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding as of the date hereof that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the 1933 Act) or other instrument that is required to filed as an exhibit to the Parent SEC Documents pursuant to Item 601(b)(2), (4) or (9) of Regulation S-K of the 1933 Act, that, in any such case, has not been filed or incorporated by reference in the Parent SEC Documents (each, a “Parent Material Contract”). Each Parent Material Contract is, to Parent’s knowledge, a valid and binding agreement of the parties thereto (other than Parent and its Subsidiaries), and, to Parent’s knowledge, is in full force and effect and in all material respects enforceable against such other parties, in accordance with its terms (except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies and (ii) general principles of equity, whether in a proceeding at law or in equity) and prior to the date hereof neither Parent nor any of its Subsidiaries has received any written notice to terminate, in whole or material part, any of the same. None of Parent, any of its Subsidiaries or, to the knowledge of Parent, any other party thereto is in default or breach in any material respect under the material terms of any such Parent Material Contract, and, to the knowledge of Parent, no event or circumstance has occurred that, with notice or lapse of time or both, is reasonably likely to constitute any event of default thereunder that would be reasonably expected to result in the termination of such Parent Material Contract. True and complete copies of each Parent Material Contract (including all modifications and amendments thereto) have been made available to the Company prior to the date hereof. Parent has no knowledge that any current officer, director or Affiliate of Parent is a party to any material agreement, contract, commitment or transaction with Parent or its Subsidiaries or has any material interest in any material property used by Parent or its Subsidiaries that would be required to be disclosed in a Parent SEC Document under Item 404 of Regulation S-K under the 1933 Act that has not been so disclosed.

Section 5.22.  Properties.

(a) “Parent Leased Tangible Property” means all items of machinery, equipment, vehicles, and other tangible personal property leased or subleased by Parent or any of its Subsidiaries.

(b) “Parent Leased Real Property” means all real property and other interests in land, including coal, mining, exploration and surface rights, easements, rights of way, options, surface estates, coal and other mineral estates leased or subleased by Parent or any of its Subsidiaries.

(c) With respect to each lease or sublease of Parent Leased Tangible Property and Parent Leased Real Property, except where the failure of any of the following to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i) such lease or sublease is in full force and effect in all respects and enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles whether in a proceeding at law or in equity;

(ii) (A) neither Parent nor any of its Subsidiaries is in default under any such lease or sublease and, no event has occurred which, with the passage of time or expiration of any grace period would constitute a default of Parent’s or its Subsidiaries’ obligations under such lease or sublease, (B) to the knowledge of Parent no other party to any such lease or sublease is in default thereunder and (C) neither Parent nor any of its Subsidiaries has received a written or other notice of default with respect to such lease or sublease;

(iii) no such lease or sublease has been mortgaged, deeded in trust or subjected to a Lien (other than Permitted Liens) by Parent or any of its Subsidiaries;

(iv) with regard to Parent Leased Real Property, Parent or one of its Subsidiaries has adequate rights of ingress and egress to such Parent Leased Property and all buildings, structures, facilities, fixtures and other improvements thereon;

(v) with regard to Parent Leased Real Property neither Parent nor any of its Subsidiaries owes any brokerage or other commissions with respect to any such lease or sublease for which adequate reserves have not been established on the Parent Balance Sheet;

(vi) neither Parent nor any of its Subsidiaries has received written notice of or has knowledge of a claim or dispute under any lease or sublease regarding any of Parent Leased Real Property or Parent Leased Personal Property; and

(vii) other than Permitted Liens, there are no other matters that, to the knowledge of Parent, would adversely affect the rights of Parent or any of its Subsidiaries to Parent Leased Real Property or Parent Leased Tangible Property.

(d) “Parent Owned Real Property” means all real property, and other interests in land, including coal, mining, exploration and surface rights, easements, rights of way, options, surface estates and other mineral estates owned by Parent or any of its Subsidiaries. With respect to each such parcel of Parent Owned Real Property, except where the failure of any of the following to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect: (i) the owner has possession of, adequate rights of ingress and egress with respect to, and good and marketable fee simple title to each Parent Owned Real Property, free and clear of any Liens, except for Permitted Liens; (ii) there are no pending or, to Parent’s knowledge, threatened condemnation proceedings and no tenant or other party in possession of any of the Parent Owned Real Property has any right to purchase, or holds any right of first refusal to purchase, any of such properties; and (iii) other than Permitted Liens, there are no other matters that would adversely affect the title of Parent or any of its Subsidiaries.

(e) “Parent Owned Tangible Property” means all items of machinery, equipment, vehicles, and other tangible personal property owned by Parent or any of its Subsidiaries. Parent or one of its Subsidiaries is in possession of, and except for such spare parts as are held on consignment, owns and has good title to all Parent Owned Tangible Property as operated as of the date hereof. All such Parent Owned Tangible Property is free and clear of all Liens, other than Permitted Liens.

(f) Except with respect to real property leased to others, the plants, buildings, structures, mines and equipment owned or leased by Parent or any of its Subsidiaries are in all material respects in good operating condition and repair and have been reasonably maintained consistent with past practice and are adequate and suitable for the purpose for which they are currently being used.

(g) The Parent Leased Real Property, Parent Owned Real Property, Parent Leased Tangible Property, and Parent Owned Tangible Property constitute all of the property and assets (together with the Parent Permits and the Environmental Permits) used or held for use in connection with the businesses of Parent and its Subsidiaries and are adequate to conduct such businesses as currently conducted in all material respects.

(h) Neither Parent nor any of its Subsidiaries has received written notice or has knowledge of any disputes with any adjoining landowners that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.23.  Intellectual Property.  Except as, individually or in the aggregate, would not reasonably be expected to be material: (i) Parent and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property Rights used in or necessary for the conduct of its business as currently conducted; (ii) neither Parent nor its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property Rights of any Person; (iii) to the knowledge of Parent, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property Right owned by and/or licensed to Parent or its Subsidiaries; (iv) neither Parent nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending claim, action, suit, order or proceeding with respect to any Intellectual Property Right used by Parent or any of its Subsidiaries or alleging that the any services provided, processes used or products manufactured, used, imported, offered for sale or sold by Parent or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property Rights of any Person; (v) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property Right of Parent or any of its Subsidiaries; and (vi) Parent and its Subsidiaries have taken reasonable steps to maintain the confidentiality of all material Trade Secrets owned, used or held for use by Parent or any of its Subsidiaries and no such Trade Secrets have been disclosed other than to employees, representatives and agents of Parent or any of its Subsidiaries all of whom are bound by written confidentiality agreements.

Section 5.24.  Licenses and Permits.  “Parent Permits” means all licenses, mining leases, mining authorities, franchises, permits, certificates, approvals or other similar authorizations issued to Parent and its Subsidiaries by any Governmental Authority, including those relating to the Identified Mining Laws but not including any other Environmental Permits. The Parent Permits are in all material respects sufficient permits to conduct the business of Parent and its Subsidiaries as currently conducted. The Parent Permits are in all material respects valid and in full force and effect, neither Parent nor any Subsidiary of Parent is in material default under, and no condition exists that with notice or lapse of time or both would constitute a material default under, any of the Parent Permits. Neither Parent nor any of its Subsidiaries has received written notice that the Person issuing or authorizing any such Permit intends to terminate or will refuse to renew or reissue any such Permit upon its expiration. Parent and its Subsidiaries have complied with the terms and conditions of the Parent Permits in all material respects.

Section 5.25.  Absence of Certain Business Practices.  Neither Parent nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, nor any Person acting on behalf of Parent or any of its Subsidiaries, has, directly or indirectly, within the past two years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the respective business of Parent or any of its Subsidiaries (or assist Parent or any of its Subsidiaries in connection with any actual or proposed transaction) that (a) might subject Parent or any of its Subsidiaries to any material damage or material penalty assessed by any Governmental Authority, (b) if not given in the past might have had a material adverse effect, (c) if not continued in the future, might have a material adverse effect or (d) might subject Parent or any of its Subsidiaries to suit by any Governmental Authority.

Section 5.26.  Financing.  Parent has provided the Company with a true and complete copy of an executed commitment letter, including the attachments thereto (such commitment letter, with all such attachments and the fee letter related thereto entered into concurrently therewith, the “Parent Financing Commitment Letter”) from the ArcLight Funds confirming such parties’ commitment to provide Parent with financing of up to $150,000,000 to be used by Parent for the purposes set forth in the Parent Financing

Commitment Letter (the “Parent Financing”). The commitments and obligations to consummate the Parent Financing set forth in the Parent Financing Commitment Letter are subject to no conditions or other contingencies other than those set forth in the Parent Financing Commitment Letter. Assuming the Parent Financing Commitment Letter is a legal, valid and binding obligation of the ArcLight Funds, the Parent Financing Commitment Letter is in full force and effect and is the legal, valid and binding obligation of Parent. To the knowledge of Parent, the Parent Financing Commitment Letter is the legal, valid and binding obligation of the other parties thereto. As of the date hereof, the Parent Financing Commitment Letter has not been amended or modified in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or material breach on the part of Parent under any term or condition of the Parent Financing Commitment Letter, and to the knowledge of Parent, no facts or circumstances exist as of the date hereof that would reasonably be expected to result in Parent being unable to satisfy on a timely basis any term or condition of closing to be satisfied by it pursuant to the Parent Financing Commitment Letter. As of the date hereof, Parent has paid in full all commitment or other fees required by the Parent Financing Commitment Letter to be paid by it as of the date hereof. The Parent Financing, if funded in accordance with the Parent Financing Commitment Letter, will not be in contravention of the terms and conditions of the Credit Agreement dated as of October 31, 2007, as amended, among Parent, as borrower, each lender from time to time party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (the “Parent Credit Agreement”).

Section 5.27.  No Parent Material Adverse Effect.  The representations and warranties contained in this Article 5, disregarding any qualification contained therein as to materiality or Parent Material Adverse Effect, are true and correct, with such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.28.  No Other Representations and Warranties.  Except for the representations and warranties contained in this Agreement or any other Transaction Document, neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of Parent and its Subsidiaries (and its and their business operations, financial condition, assets and properties) and the Company shall be entitled to rely only on such representations and warranties. Parent disclaims any representation or warranty, whether made by Parent or any of its Affiliates, officers, directors, employees, agents or representatives, that is not contained in this Agreement, any other Transaction Document or in any certificate delivered pursuant to this Agreement or any other Transaction Document.

ARTICLE 6

Covenants of the Company

The Company agrees that:

Section 6.01 . Conduct of the Company.  From the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with the terms of Article 10, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and in compliance with Applicable Law and use all commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) maintain satisfactory relationships with its significant customers, lenders, suppliers and others having significant business relationships with it and (iv) subject to Section 6.01(d) and to the availability of necessary capital, continue to make capital expenditures with respect to the projects set forth on Section 6.01(iv) of the Company Disclosure Schedule. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or as set forth in the applicable subsection of Section 6.01 of the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned):

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities (other than the repurchase by the Company of any Company Securities as required by the terms of the Stock Plan);

(c) (i) other than the issuance of Company Stock upon conversion of the Company Convertible Debt Notes immediately prior to the Effective Time pursuant to Section 7 of the Company Convertible Debt NPA, issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, except for any capital expenditures as identified on Section 6.01(d) of the Company Disclosure Schedule, which shall not exceed $10,000,000 for any individual project or the amount set forth on Section 6.01(d) of the Company Disclosure Schedule in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, (ii) acquisitions of coal reserves with a purchase price (including assumed indebtedness) that does not exceed $5,000,000 individually or $25,000,000 in the aggregate (iii) capital expenditures permitted under Section 6.01(d) above and (iv) acquisitions of securities that do not exceed $2,000,000 in the aggregate made with funds held in escrow accounts (and the reinvestment of amounts and investments held as of the date hereof in escrow accounts) established to support reclamation obligations of the Company or any of its Subsidiaries;

(f) sell, lease or otherwise transfer, or create or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory in the ordinary course of business consistent with past practices and (ii) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed $5,000,000 individually or $25,000,000 in the aggregate;

(g) make any loans, advances (other than advances pursuant to commercial transactions in the ordinary course of business and advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other Person, other than to wholly owned Subsidiaries in the ordinary course of business consistent with past practice;

(h) create, incur, assume, suffer to exist or otherwise be liable (including pursuant to a guarantee) with respect to any indebtedness for borrowed money (which, for the avoidance of doubt, shall not be deemed to include capital leases or indebtedness up to an aggregate principal amount of $50,000,000 arising under the Funded Letter of Credit Facility or in respect of the Funded Letters of Credit (each, as defined in the Company Credit Agreement) issued pursuant thereto) if, after such creation, incurrence, assumption, sufferance or liability, the aggregate principal amount of indebtedness for borrowed money of the Company and its Subsidiaries (or in respect of which the Company or any of its Subsidiaries is otherwise liable) would exceed $250,000,000 (after deducting up to $25,000,000 of unrestricted cash or cash equivalents owned and held by the Company and its Subsidiaries at such time);

(i) (i) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company, any of its Subsidiaries or any of their respective Affiliates or any successor thereto or that would, after the Effective Time, limit or restrict in any material respect the Company, any of its Subsidiaries, the Surviving Corporation, Parent or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person or (ii) (A) enter into any Covered Contract or, if consent is granted to enter into a Covered Contract and such Covered Contract is entered into, amend or modify in any material respect or terminate any such Covered Contract entered into after the date hereof, (B) amend or modify in any material respect or terminate any Material Contract or (C) otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(j) except (A) for actions described on Section 6.01(j)(A) of the Company Disclosure Schedule, (B) to the extent required by Applicable Law, (C) to the extent required pursuant to the terms of any outstanding agreement or instrument that the Company or any of its Subsidiaries is a party (including pursuant to the Stock Plan) to and that is set forth on Section 4.21(a)(ix) of the Company Disclosure Schedule and (D) for action required by the Company’s existing severance and retention plan in effect as of the date hereof: (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any director, officer or employee of the Company or any of its Subsidiaries, (ii) increase benefits payable under any existing severance or termination pay policies or employment agreements, (iii) enter into any employment, retention, change in control, deferred compensation or other similar agreement or arrangement (or amend any such existing agreement or arrangement) with any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (iv) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, equity-based or other benefit plan or arrangement covering any director, officer, employee or independent contractor of the Company or any of its Subsidiaries or (v) increase compensation, bonus or other benefits payable to any director, officer, employee or independent contractor of the Company or any of its Subsidiaries;

(k) change the Company’s methods of accounting, except as required by concurrent changes in GAAP, as agreed to by its independent public accountants;

(l) except as set forth on Section 6.01(l) of the Company Disclosure Schedule, settle, or offer or propose to settle, (i) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries unless such settlement would not result in (A) the imposition of a consent order, injunction, decree or obligation that would restrict the future activity or conduct of the Company or any of its Affiliates, (B) a finding or admission of a violation of law or violation of the rights of any Person by the Company or any of its Affiliates, (C) a finding or admission that would have an adverse effect on other claims made or threatened against the Company or any of its Affiliates, or (D) any monetary liability on the part of the Company or any of its Subsidiaries in excess of $500,000 for any given matter or $1,000,000 in the aggregate for all matters, (ii) any stockholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(m) take any action that would intentionally make any representation or warranty of the Company hereunder inaccurate in any material respect at, or as of any time before, the Effective Time as if made as of the Effective Time;

(n) permit its existing lessees, licensees and assignees or agents to conduct exploration, development, drilling or mining operations for oil, gas, coal bed methane or any reserved minerals in a manner that will adversely affect any active coal mining operations on any Company Leased Real Property or any Company Owned Real Property in any material respect; or

(o) agree, resolve or commit to do any of the foregoing.

Section 6.02.  Notice of Stockholder Consents; Company Information Statement.

(a) As promptly as practicable after the execution and delivery of this Agreement by each of the parties hereto, but in no event later than ten Business Days after the date hereof, the Company shall prepare and mail a notice complying with the requirements of Section 228 of Delaware Law to all Stockholders who have not executed and delivered a Stockholder Consent. Such notice shall be reasonably acceptable to Parent.

(b) As promptly as practicable after the execution and delivery of this Agreement by each of the parties hereto, the Company shall prepare, with the cooperation and assistance of Parent, an information statement (the “Information Statement”), which shall include information about this Agreement, the other Transaction

Documents, the Merger and the other transactions contemplated hereby and thereby. The Information Statement shall be reasonably acceptable to Parent. The Company shall cause the Information Statement to be mailed to the Stockholders as promptly as practicable (but in no event earlier than two Business Days after the initial filing of the Registration Statement with the SEC). The Company shall comply with the requirements of Section 262 of Delaware Law. The Information Statement and any amendments or supplements thereto, when first mailed to holders of Company Stock, will comply as to form in all material respects with the applicable requirements of Delaware Law, and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (other than information which is contained in the Information Statement and is supplied by Parent); provided that to the extent the Information Statement or any amendment or supplement thereto contains information of the same nature as the matters referenced in the first sentence of Section 4.22(k) (as such matters relate to the Company and its Subsidiaries), such information shall be true (and not fail to omit necessary facts) based only upon the knowledge of the Company.

Section 6.03.  No Solicitation.  (a) Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their stockholders, officers, directors, employees, investment bankers, attorneys, accountants, consultants, representatives, agents or advisors (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, or (iii) enter into any agreement in principle, letter of intent, term sheet or other similar instrument relating to an Acquisition Proposal.

(b) The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party or any Third Party’s Representatives with respect to any Acquisition Proposal. The Company shall promptly, after the date hereof, request that each Third Party (other than the Company’s Representatives), if any, that has executed a currently binding confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information). The Company shall take all commercially reasonable actions necessary to secure its rights and ensure the performance of such other party’s obligations under such confidentiality agreements as promptly as practicable; provided that except as set forth in the preceding sentence (relating to the request of the Company) the Company shall not be required to take action to cause a Third Party to return or destroy information unless the Company has knowledge of a breach of the confidentiality or use provisions of the applicable confidentiality agreement.

(c) Notwithstanding anything to the contrary contained in this Section 6.03, if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company has received a written Acquisition Proposal from a third party that the Company’s Board of Directors believes in good faith to be bona fide and the Company’s Board of Directors determines in good faith, after consultation with an independent financial advisor and an outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may: (A) furnish information with respect to the Company and its Subsidiaries to the person making such Acquisition Proposal, (B) participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal and (C) terminate this Agreement pursuant to Section 10.01(e) to concurrently enter into a definitive agreement with respect to such Superior Proposal, if the Board determines in good faith that the failure to take such action would violate its fiduciary duties under Applicable Law. During the time period contemplated by the first sentence of this clause (c), the Company shall promptly notify Parent if it receives an Acquisition Proposal from a person or group of related persons (including the material terms and conditions thereof but not the identity of the person making such Acquisition Proposal) and shall keep Parent apprised of any material developments, discussions and negotiations concerning such Acquisition Proposal. As used herein, the term “Superior Proposal” means any bona fide binding written Acquisition Proposal not obtained in violation of this Section 6.03 that the Company’s Board of Directors determines in its good faith judgment provides for terms and conditions that are more favorable to the Company’s stockholders from a financial point of view than this Agreement; provided that for purposes of the definition of “Superior Proposal”, the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “a majority” and the definition of Acquisition Proposal shall only refer to a transaction or series of transactions (x) directly involving the Company (and not exclusively its Subsidiaries) or (y) involving a sale or transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole.

Section 6.04.  Tax Matters.  (a) From the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

(c) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (including any real property transfer tax and any similar Tax) shall be paid by the Company when due, and the Company shall, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes and fees for which Applicable Law imposes a filing obligation on the Company, and, if required by Applicable Law, the Company shall, and shall cause its Subsidiaries to, join in the execution of any such Tax returns and other documentation.

(d) From the date hereof until the Effective Time, the Company shall cooperate fully, as and to the extent reasonably requested by Parent and its authorized representatives, in connection with Tax matters relating to the Company and its Subsidiaries, including providing reasonable access to the offices, books and records, and employees and any third-party tax consultants of the Company and its Subsidiaries, providing records and information that are reasonably relevant to the preparation and filing of any Tax Return, statement, report or form, providing records and information relevant to any audit, litigation or other proceeding, providing copies of any Tax Sharing Agreements and making employees and any third-party tax consultants available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 6.05.  Transaction Expenses.  Prior to Closing, the Company will use its reasonable best efforts to obtain customary “pay-off” letters from each of the Persons in respect of whom Transaction Expenses are, will be or were payable, acknowledging that each of such Persons has been paid in full, or will as of the Closing, be paid in full, all Transaction Expenses owed to it. All Transaction Expenses that are in excess of the Transaction Expenses Cap and that are not included in the Excess Transaction Expenses Deduction Amount shall be the sole responsibility of the Designated Stockholders in accordance with Section 11.02(a) (and, if any claim is made upon the Company or any of its Subsidiaries after the Closing with respect to any such Transaction Expenses, Parent may, in its discretion, elect to have such expenses paid from the Escrow Property in accordance with Section 11.02(a) and the Escrow Agreement).

Section 6.06.  Company Convertible Debt.  Prior to the Closing, the Company will not (i) amend or waive any term (including the transfer restrictions contained therein) of any of the Company Convertible Debt Notes or any related agreement (including the Company Convertible Debt NPA), in either case, in a manner adverse to Parent (it being agreed and understood that any amendment or waiver of any term having an effect that applies only in the event this Agreement is terminated shall not, for purposes hereof, be “in a manner adverse to Parent”) or (ii) repay or prepay any of the Company Convertible Debt Notes.

Section 6.07.  280G Approval.  Prior to the Closing, the Company will use its commercially reasonable efforts to satisfy the approval requirements of Section 280G(b)(5)(B) of the Code with respect to all payments to be made to disqualified individuals (within the meaning of Section 280G of the Code) in connection with the transactions contemplated hereby, including pursuant to the Stock Plan.

ARTICLE 7

Covenants of Parent

Parent agrees that:

Section 7.01.  Conduct of Parent.  From the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with the terms of Article 10, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned):

(a) Parent shall not adopt or propose any change in its certificate of incorporation or bylaws;

(b) Parent shall not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock; and

(c) Parent shall not, and shall not permit any of its Subsidiaries to, take any action that would intentionally make any representation and warranty of Parent hereunder inaccurate in any material respect at, or as of any time prior to, the Effective Time as if made as of the Effective Time.

Section 7.02.  Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03.  Stock Exchange Listing.  Parent shall use its commercially reasonable efforts to cause the shares of Parent Stock to be issued pursuant to the Parent Stock Issuance to be listed on the New York Stock Exchange, subject to official notice of issuance.

Section 7.04.  Employee Matters.

(a) As used herein, the term “Company Employees” means the individuals who are employed by the Company or any Subsidiary of the Company immediately prior to the Effective Time and the term “Continuing Employees” means the Company Employees who continue to be employed with Parent or one of its Subsidiaries or the Surviving Corporation or one of its Subsidiaries upon the Effective Time. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, provide any Company Employee whose employment is involuntarily terminated within six months following the Closing Date (other than for cause) who is covered by a severance plan listed on Section 7.04(a) of the Parent Disclosure Schedule with severance benefits as provided under such severance plan; provided that such Company Employee or Continuing Employee, as the case may be, satisfies any conditions for the receipt of severance benefits under such applicable severance plan.

(b) Subject to Applicable Law, Parent shall and shall cause the Surviving Corporation and its Subsidiaries to, for six months following the Closing, provide to each Continuing Employee while such Continuing Employee continues to be employed by Parent or one of its Subsidiaries or the Surviving Corporation or one of its Subsidiaries, employee benefits that are, at the election of Parent, substantially comparable in the aggregate to either (i) those provided to similarly situated employees of Parent or (ii) those provided by the Company and its Subsidiaries immediately prior to the Closing.

(c) Nothing contained herein shall be construed as requiring Parent, its Affiliates, the Company or its Subsidiaries to continue any specific Company Employee Plan, or to continue the employment of any specific person. The provisions of this Section 7.04 are solely for the benefit of the parties to this Agreement, and no

Company Employee or Continuing Employee shall have any third-party beneficiary rights or rights to any specific levels of compensation or benefits as a result of the application of this Section 7.04.

Section 7.05.  Board Appointments.  Effective as of the Effective Time (or, if the Effective Time shall occur before the date of Parent’s 2008 annual meeting of stockholders, promptly after such meeting), the Board of Directors of Parent shall (i) cause Parent’s Board of Directors to be expanded by such number of members as the Stockholders are then entitled to nominate pursuant to the Voting Agreement and (ii) appoint to the Board of Directors the individuals designated in accordance with the Voting Agreement.

Section 7.06.  Director and Officer Indemnification.  (a) Parent agrees that prior to the sixth anniversary of the Closing Date, Parent will not, and will not permit the Company to, amend (whether by merger, dissolution, liquidation or otherwise) the certificate of incorporation or bylaws of the Company in a manner that would diminish the indemnification rights of the officers and directors of the Company thereunder with respect to acts or omissions occurring prior to the Effective Time and Parent agrees to cause the Surviving Corporation to indemnify (and advance expenses) to the maximum extent provided therein except to the extent the Surviving Corporation would be limited from doing so under Applicable Law. For the avoidance of doubt the parties agree that any indemnification payment required to be made thereunder with respect to any claim, action, suit or proceeding by any holder of shares of capital stock of the Company will be subject to indemnification under Section 11.02(a) (in accordance with the terms thereof). The provisions of this Section 7.06 will survive the Closing, shall be enforceable by each officer and director of the Company and his or her successors and representatives, each of whom shall be a third party beneficiary of the obligations set forth in this Section 7.06, and shall be in addition to any rights such officer or director may have under Applicable Law or any agreement set forth on Section 4.21(a)(ix) of the Company Disclosure Schedule.

(b) At the Closing, Parent shall cause the Surviving Corporation to use all commercially reasonably efforts to obtain and maintain a “tail” extension of (i) the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case for acts or omissions occurring prior to the Effective Time and for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any other matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the other Transaction Documents or the transactions or actions contemplated hereby or thereby); provided that in no event shall the Surviving Corporation be required to expend for such tail extension an aggregate amount in excess of $350,000; provided further that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available (in its reasonable judgment) for a cost not exceeding such amount. In lieu of Parent’s and the Surviving Corporation’s obligations in the preceding sentence, the Company is hereby expressly permitted to, prior to Closing, purchase such tail extension; provided that the terms and conditions thereof are as set forth in this Section 7.06(b) and otherwise reasonably acceptable to Parent, with the aggregate payments made (or to be made) by the Company in no event exceeding an aggregate amount of $350,000.

(c) If the Surviving Corporation or any of its respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 7.06.

Section 7.07.  Books and Records.  From and after the Closing, Parent and the Surviving Corporation shall provide the Stockholder Representative (and its representatives and advisors) with reasonable access, for (a) financial reporting or disclosure purposes, or (b) defending any claim in respect of which an indemnification claim has been made, to all of the Company’s and its Subsidiaries’ accounting and tax books, records, notes and memoranda, whether electronic or written (“Books and Records”) in existence on or prior to the Effective Time, pertaining or relating to the period on or prior to the Effective Time and reasonably necessary for the relevant purpose; provided that (A) the provision of access pursuant to this Section 7.07 shall be during normal business hours, following a reasonable advance request for such access and shall not interfere unreasonably with the conduct of the business of Parent or any of its Subsidiaries (including the Company and its Subsidiaries) and (B) the provision of access pursuant to this Section 7.07 shall be conditioned on the Person receiving access entering into a confidentiality agreement in favor of Parent that is reasonably acceptable to Parent. Unless otherwise consented to in writing by the Stockholder Representative, neither Parent nor the Surviving Corporation shall, for a period of five years following the Closing Date or such longer period as retention thereof is required by Applicable Law, destroy, alter or otherwise dispose of (or allow the destruction, alteration or disposal of) any of the Books and Records without first offering to surrender the same to the Stockholder Representative.

ARTICLE 8

Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01.  Commercially Reasonable Efforts.

(a) Except to the extent expressly provided elsewhere in this Agreement (including Section 8.09), the Company and Parent shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that neither the commercially reasonable efforts of any party hereto nor any other obligation of a party under this Agreement shall be deemed to include (i) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties. No party shall pay any fee or make any payment to any Person (other than customary filing fees), make any commitment or enter into any amendment, consent or other agreement, in each case, with respect to obtaining any such approval, consent, registration, permit, authorization or other confirmation, except with the written consent of Parent.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 20 Business Days of the date hereof and shall use its commercially reasonable efforts to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Parent shall pay the filing fee under the HSR Act with respect to the acquisition of the Company by Parent.

Section 8.02.  Certain Filings.  The Company and Parent shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. Notwithstanding the foregoing, matters related to the Registration Statement (and approval thereof by the SEC) shall be governed by Section 8.09 and not this Section 8.02, and matters relating to filings under the HSR Act shall be governed by Section 8.01 and not this Section 8.02.

Section 8.03.  Public Announcements.  Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange (in which case reasonable efforts shall be used to consult, including the sharing of a draft thereof prior to public release), shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation; provided (i) that Parent shall not be required to consult with the Company prior to making any employee communications and (ii) neither party shall be required to consult with the other party prior to making any communications substantially similar to communications previously issued after consultation with such other party.

Section 8.04.  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05.  Notices of Certain Events.

(a) Each of the Company and Parent shall promptly notify the other of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting such party and any of its Subsidiaries, that relate to the consummation of the transactions contemplated by this Agreement;

(iv) any inaccuracy of any representation or warranty of that party contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the condition set forth in Section 9.02(a) or Section 9.03(a), as applicable, not to be satisfied; and

(v) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided, however, that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

(b) If the condition set forth in Section 9.02(a)(iv) is not capable of being satisfied prior to the End Date, then, at any time prior to the fifth Business Day before the date on which the Closing would have been expected to occur absent the failure of such condition to be satisfied, the Company may deliver a notice to Parent stating that the condition will not be satisfied, explaining in reasonable detail why such condition will not be satisfied and stating that Parent has the right to terminate the Agreement pursuant to Section 10.01(c)(ii). In such an event, Parent shall, prior to Closing, elect to either (A) waive the condition set forth in Section 9.02(a)(iv) or (B) terminate this Agreement pursuant to Section 10.01(c)(ii). If Parent elects to so waive the condition then Parent will be deemed to have waived all claims for indemnification pursuant to Section 11.02(a) in respect of all Damages that, based on the description in the notice provided to Parent pursuant to the first sentence of this Section 8.05(b), would reasonably be expected to arise from the matters described in such notice.

(c) If the condition set forth in Section 9.03(a)(iii) is not capable of being satisfied prior to the End Date, then, at any time prior to the fifth Business Day before the date on which the Closing would have been expected to occur absent the failure of such condition to be satisfied, Parent may deliver a notice to the Company stating that the condition will not be satisfied, explaining in reasonable detail why such condition will not be satisfied and stating that the Company has the right to terminate the Agreement pursuant to Section 10.01(d)(iv). In such an event, the Company shall, prior to Closing, elect to either (A) waive the condition set forth in Section 9.03(a)(iii) or (B) terminate this Agreement pursuant to Section 10.01(d)(iv). If the Company elects to so waive the condition then the Company and the Stockholders will be deemed to have waived all claims for indemnification pursuant to Section 11.02(d) in respect of all Damages that, based on the description in the notice provided to the Company pursuant to the first sentence of this Section 8.05(c), would reasonably be expected to arise from the matters described in such notice.

Section 8.06.  Confidentiality.  Prior to the Effective Time and after any termination of this Agreement, each of Parent and the Company shall hold, and shall cause its shareholders, officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, all confidential documents and information concerning the other party furnished to it or its Affiliates in connection with the transactions contemplated by this Agreement in accordance with, and subject to the provisions of, the Confidentiality Agreements, including the provisions thereof limiting the use of such documents and information. Except as provided in the preceding sentence and except with respect to the “standstill” obligations set forth in the Confidentiality Agreements (which obligations shall continue as set forth in such Confidentiality Agreements except to the extent relating to the transactions contemplated hereby), the Confidentiality Agreements are hereby terminated.

Section 8.07.  Tax-free Reorganization.  Prior to the Effective Time, each of Parent and the Company shall (and shall cause its respective controlled Affiliates to) use its commercially reasonable efforts to cause the Merger to qualify as a 368 Reorganization, and shall not take any action reasonably likely to cause the Merger not so to qualify. Parent shall not take, or cause the Company to take, any action after the Effective Time reasonably likely to cause the Merger not to qualify as a 368 Reorganization.

Section 8.08.  Access to Information.  From the date hereof until the Effective Time and subject to Applicable Law and each Confidentiality Agreement, each party hereto shall: (i) give the other party hereto and their respective counsel, financial advisors, auditors and other authorized representatives reasonable access to its and its Subsidiaries’ offices, properties, books and records, (ii) furnish to the other party hereto, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, (iii) instruct its and its Subsidiaries’ employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the other party hereto in connection therewith and (iv) cooperate in good faith with the other party hereto, its counsel, financial advisors, auditors and other authorized representatives (including in connection with Parent’s transition planning activities); provided that (A) the provision of access pursuant to this Section 8.08 shall be during normal business hours, following a reasonable advance request for such access and shall not interfere unreasonably with the conduct of the business of any Person; and (B) the provision of access pursuant to this Section 8.08 shall, in the case of any Person other than a party or its employees, be conditioned on (x) any such Person entering into an agreement in favor of the other party hereto on terms no less favorable to such party than the applicable Confidentiality Agreement or (y) as an alternative in the case of a representative of a party, such representative having agreed to comply with the terms of the Confidentiality Agreement protecting the other party’s information. No information or knowledge obtained in any investigation pursuant to this Section shall be deemed to modify or affect any representation or warranty made by any party hereunder. It is understood and agreed that because of the different circumstances involved the scope of access and information to be provided to Parent pursuant to the first sentence of this Section 8.08 will be different from the scope of access and information to be provided to the Company and that the scope of access and information to be provided to Parent is based upon what is reasonable for the buyer of an entire business or company and the scope or access and information to be provided to the Company is based upon what is reasonable for the acquiror of a 31% interest in a public company.

Section 8.09.  Registration Statement; Parent Stockholder Meeting.

(a) As promptly as practicable following the date of this Agreement, Parent shall prepare and file with the SEC the Registration Statement (which shall include the Parent Proxy Statement and all other proxy materials for the meeting of its stockholders (the “Parent Stockholder Meeting”) to be called for the purposes of seeking the Parent Stockholder Approval). The Company shall cooperate in the preparation of the Registration Statement (which shall include the Parent Proxy Statement). The information in the Registration Statement (which shall include the Parent Proxy Statement), as it may be amended or supplemented, shall not, on the date such Registration Statement is declared effective by the SEC, at the time the Parent Proxy Statement is first mailed to Parent’s stockholders, at the time of the Parent Stockholder Meeting and at the Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to either the Parent Stock Issuance or the solicitation of proxies for the Parent Stockholder Meeting which has become false or misleading; provided that to the extent the Registration Statement or any amendment or supplement thereto contains information of the same nature as the matters referenced in the first sentence of Section 4.22(k) (as such matters relate to Parent and its Subsidiaries), such information shall be true (and not fail to omit necessary facts) based only upon the knowledge of Parent. The Registration Statement (including the Parent Proxy Statement) will comply as to form in all material respects with the applicable provisions of the 1933 Act and the 1934 Act. If at any time prior to the Closing, any event or information should be discovered by Parent which should be set forth in a supplement to the Parent Proxy Statement or an amendment to the Registration Statement, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information which is contained in the Registration Statement and is supplied by the Company.

(b) Parent shall use all commercially reasonable efforts to have the Registration Statement declared effective by the SEC (which shall include clearance by the SEC of the Parent Proxy Statement), as promptly as practicable after such filing and Parent shall cause the Parent Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable thereafter.

(c) Parent shall promptly notify the Company of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement (including the Parent Proxy Statement included therein) or for additional information and shall supply the Company with copies of all correspondence between Parent or any of its representatives and the SEC. Parent and the Company shall cooperate with each other and provide to each other all information necessary in order to prepare all amendments to the Registration Statement (including the Parent Proxy Statement) as expeditiously as practicable.

(d) If at any time prior to the Parent Stockholder Meeting there shall occur any event with respect to Parent, or with respect to the information included in the Registration Statement (including the Parent Proxy Statement), which event is required to be described in an amendment or supplement to the Parent Proxy Statement (or a post-effective amendment to the Registration Statement), such event shall be so described, and such amendment or supplement shall as promptly as practicable be filed with the SEC and, as required by Applicable Law, disseminated to the Parent’s stockholders.

(e) Parent shall, as soon as practicable following the date hereof, duly call, give notice of, convene and hold the Parent Stockholder Meeting for the purpose of seeking the Parent Stockholder Approval. Parent shall engage a nationally recognized proxy solicitation firm for the purposes of seeking the Parent Stockholder Approval and shall instruct such firm to solicit proxies in a manner that is designed to obtain such approval within a timely solicitation period, taking into account all relevant facts and circumstances. Except as required by Applicable Law, Parent shall, through its Board of Directors, recommend to its stockholders that they give the Parent Stockholder Approval, including recommending the Parent Stock Issuance (the “Parent Board Recommendation”), and neither Parent nor the Board of Directors of Parent shall withhold, withdraw, qualify, modify or amend (or publicly propose or resolve to withhold, withdraw, qualify or modify), the Parent Board Recommendation (or approve or recommend, or publicly propose to approve or recommend, any agreement or transaction, or cause or permit Parent to enter into any agreement requiring Parent to abandon, terminate or fail to consummate the transactions contemplated hereby or by the other Transaction Documents or breach its obligations hereunder or thereunder, or resolve, propose or agree to do any of the foregoing). Notwithstanding any withholding, withdrawal, qualification, modification or amendment of the Parent Board Recommendation by the Board of Directors of Parent (which, for the avoidance of doubt, shall only be permitted in accordance with the third sentence of this Section 8.09(e)), the Board of Directors shall submit, for Parent Stockholder Approval, the transactions contemplated by this Agreement to Parent’s stockholders at the Parent Stockholder Meeting.

(f) The information supplied by the Company and included in Registration Statement shall not, on the date the Registration Statement is declared effective by the SEC, the date the Parent Proxy Statement is first mailed to the Parent’s stockholders, at the time of the Parent Stockholder Meeting and at the Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; provided that to the extent the Registration Statement or any amendment or supplement thereto contains information of the same nature as the matters referenced in the first sentence of Section 4.22(k) (as such matters relate to the Company and its Subsidiaries), such information shall be true (and not fail to omit necessary facts) based only upon the knowledge of the Company. If at any time prior to the Closing, any event or information should be discovered by the Company which event is required to be described in an amendment or supplement to the Parent Proxy Statement (or a post-effective amendment to the Registration Statement), the Company shall promptly inform Parent of the same. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information other than information supplied by the Company.

(g) The Company agrees that neither it nor any of its Representatives or any other people acting on its behalf will engage in solicitation or offering activities in connection with the Parent Stockholder Meeting or the offering of Parent Stock in connection with the Merger in violation of the 1933 Act or the 1934 Act.

(h) Nothing in this Section 8.09 shall prohibit Parent from combining the Parent Stockholder Meeting with Parent’s 2008 annual meeting of stockholders (including combining the Parent Proxy Statement with the proxy statement for such annual meeting) so long as doing so would not reasonably be expected to materially delay obtaining the Parent Stockholder Approval.

Section 8.10.  Financing.

(a) Parent shall (i) subject to the terms and conditions of the Parent Financing Commitment Letter and subject to the remainder of this Section 8.10(a), use its commercially reasonable efforts to complete the Parent Financing effective as of the Effective Time on the terms and conditions described in the Parent Financing Commitment Letter and such other terms and conditions as are necessary to give effect to the terms and conditions described in the Parent Financing Commitment Letter that are commercially reasonable, customary for bridge loans of a similar size and type, and not less favorable to Parent than those set forth in the Patriot Credit Agreement (collectively, “Acceptable Parent Financing Terms”); provided that the consummation of the Parent Financing on Acceptable Parent Financing Terms would not reasonably be expected to result in any claim of default under the Parent Credit Agreement relating to the terms of the Parent Financing and (ii) commencing at such time as Parent deems appropriate but in any event no later than 45 days after the date hereof, use its commercially reasonable efforts to identify one or more alternate financings on terms satisfactory to Parent in its discretion and if so identified, to negotiate the terms of and execute definitive documents with respect to such alternate financing (such definitive documents, the “Alternate Financing Documents”), and if so executed, to consummate the transactions contemplated by the Alternate Financing Documents (it being agreed and understood that the determination of Parent to cease negotiating any alternate financing and to execute or not execute Alternate Financing Documents shall, in each case, be in Parent’s discretion). Parent’s obligations pursuant to the preceding sentence shall, subject to the remainder of this Section 8.10(a), include using such commercially reasonable efforts to (i) commencing at such time as Parent deems appropriate but in any event no later than 30 days after the date hereof, negotiate definitive agreements with respect to the Parent Financing on Acceptable Parent Financing Terms and (ii) satisfy all conditions to such Parent Financing or such alternate financing, to the extent the satisfaction of such conditions is within the reasonable control of Parent. Parent shall in all material respects comply with its obligations under the Parent Financing Commitment Letter (or as applicable, any Alternate Financing Documents). Notwithstanding the foregoing, Parent may (i) amend or otherwise modify the Parent Financing Commitment Letter or Alternate Financing Documents or (ii) terminate any Alternate Financing Documents or terminate the Parent Financing Commitment Letter so long as (A) such action would not reasonably be expected to delay or prevent the consummation of the Merger (other than pursuant to the two Business Day delay provision pursuant to Section 9.02(k)(ii)) or (B) in the case of a termination of the Parent Financing Commitment Letter, Parent has previously entered into binding Alternate Financing Documents (provided that any termination of the Parent Financing Commitment Letter shall cause the condition set forth in Section 9.02(k) to be (upon such termination) deemed waived in all respects as set for therein).

(b) The Company shall provide to Parent such cooperation and assistance as is reasonably requested by Parent in connection with the Parent Financing or any alternate financing, including (i) participation in meetings, (ii) furnishing Parent and its financing sources with financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent (subject to such financing sources being bound by the terms of the Confidentiality Agreement with respect to documents and information of the Company and its Subsidiaries), (iii) executing and delivering, as of the Effective Time (and with effect from and after the Effective Time), any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents, as may be reasonably requested by Parent and (iv) taking all reasonably requested corporate actions, subject to the occurrence of the Effective Time (and with effect from and after the Effective Time), reasonably requested by Parent that are necessary or customary to permit the consummation of the Parent Financing or any alternate financing (provided that such corporate action shall not include any determination with respect to the merits of the Parent Financing or any alternate financing (or any other arrangement to be in effect after the Effective Time)). Parent will keep the Company informed on a reasonably current basis in reasonable detail of the status of the Parent Financing or any alternate financing. If the Closing does not occur, Parent shall reimburse the Company for any reasonable Third Party out of pocket costs (including reasonable fees and expenses of legal, financial and other advisors) incurred by the Company in connection with the foregoing matters in this Section 8.10(b).

(c) Parent shall use its commercially reasonable efforts to enforce its rights against any other party to the Parent Credit Agreement with respect to the Parent Financing or any Alternate Financing Documents and to cause the Administrative Agent or any other authorized representative of the lenders party to the Parent Credit Agreement to provide written confirmation to Parent that the consummation of the Parent Financing as referred to in Section 9.02(k)(i) or Section 9.02(k)(ii), as applicable, would not result in any default under the Parent Credit Agreement, which shall include, but shall not be limited to, upon the request of the Company, promptly commencing a litigation proceeding against the Administrative Agent or any such other party, in which Parent shall use commercially reasonable efforts to either (A) compel the Administrative Agent or such other person to provide such confirmation or (B) seek such other remedies that may be appropriate.

ARTICLE 9

Conditions to the Merger

Section 9.01.  Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Parent Stockholder Approval shall have been obtained;

(b) there shall not be in effect any order, decree or injunction of a court of competent jurisdiction which enjoins or prohibits consummation of the Merger and there shall be no Applicable Law that shall have been enacted or promulgated that prohibits the consummation of the Merger;

(c) any applicable waiting period under the HSR Act relating to the Merger (including any such applicable waiting period relating to the Parent Stock Issuance in respect of any filing by the ArcLight

Funds, Caisse de Dépôt et Placement du Québec and the ultimate parent entity (as such term is defined in 16 C.F.R. Section 801.1) of Cascade Investment, L.L.C.) shall have expired or been terminated;

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(e) the shares of Parent Stock to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Section 9.02.  Conditions to the Obligations of Parent and Merger Subsidiary.  The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of the Company contained Sections 4.02, 4.05, 4.12, 4.13, 4.20 and 4.26 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true in all material respects as of such earlier date), (iii) the representations and warranties of the Stockholders in the other Transaction Documents shall be true at and as of the Effective Time as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true in all material respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, in the aggregate, would not adversely affect in any material respect (determined on an overall basis taking into account the rights and obligations of all Stockholders under all such other Transaction Documents) any material right of, benefit to or obligation of Parent contained in such other Transaction Documents, (iv) the other representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto (which representations and warranties shall, for purposes of this Section 9.02(a) only, be read without any qualification contained therein as to materiality or Company Material Adverse Effect) shall be true at and as of the Effective Time as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty (as so read) shall be true as of such earlier date), except where the failure of such representations and warranties to be true and correct, in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and (v) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) there shall not be instituted or pending any suit, action or proceeding initiated or maintained by any Governmental Authority relating to the transactions contemplated by this Agreement: (i) seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Parent or any of its Affiliates of all or any material portion of the business or assets of the Company or any of its Subsidiaries or of Parent or any of its Affiliates or to compel Parent or any of its Affiliates to dispose of all or any material portion of the business or assets of the Company or any of its Subsidiaries or of Parent or any of its Affiliates, (ii) seeking to impose or confirm limitations on the ability of Parent or any of its Affiliates effectively to exercise full rights of ownership of the Company or any of its Subsidiaries or (iii) seeking to require divestiture by Parent or any of its Affiliates of the Company, any of the Company’s Subsidiaries or any Subsidiary of Parent or any of its Affiliates (or all or any material portion of their respective business and assets);

(c) there shall not be any action taken, or any Applicable Law, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger, by any Governmental Authority, other than the matters described in Sections 4.03 and 5.03, that could, directly or indirectly, reasonably be expected to result in any of the consequences referred to in Section 9.02(b)(i) through (iii);

(d) each of the Escrow Agreement and Registration Rights Agreement shall have been executed and delivered by each of the parties thereto (other than Parent), and each of the foregoing shall be in full force and effect;

(e) each Support Agreement shall be in full force and effect and no Stockholder party thereto shall be challenging the effectiveness of any such Support Agreement;

(f) the Voting Agreement shall be in full force and effect and no Stockholder party thereto shall be challenging the effectiveness of such Voting Agreement;

(g) the consents and approvals set forth on Exhibit 9.02(g) shall have been obtained or received, shall be in full force and effect, and shall be in form and substance reasonably satisfactory to Parent;

(h) the Company shall have delivered to Parent a certificate signed by an executive officer of the Company setting forth all Transaction Expenses (the excess, if any, of the amount of Transaction Expenses set forth in such certificate over the Transaction Expenses Cap, the “Excess Transaction Expenses Deduction Amount”) and certifying that the Company’s legal counsel, auditors, investment bankers and other consultants and advisors have agreed to the amounts set forth in such certificate pursuant to “pay-off” letters in the form described in Section 6.05;

(i) neither the Company nor any of its Subsidiaries shall have suffered a mining catastrophe that has involved, or would be reasonably likely to involve, a loss of lives;

(j) the Company shall have delivered a certificate (the “Company Outstanding Stock Number Certificate”) in form and substance reasonably satisfactory to Parent signed by an executive officer of the Company setting forth (i) the number of shares (the “Company Outstanding Stock Number”) of Company Stock (including vested Company Restricted Stock and unvested Company Restricted Stock) outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, shares of Company Stock issued upon conversion of the Company Convertible Debt Notes), (ii) the number of such shares of Company Stock held by each Designated Stockholder immediately prior to the Effective Time and (iii) the Merger Conversion Price (as defined in the Company Convertible Debt NPA);

(k) either (i) the Parent Financing shall have been consummated upon the Acceptable Parent Financing Terms and the consummation of the Parent Financing on such terms would not reasonably be expected to result in any claim of default under the Parent Credit Agreement relating to the terms of the Parent Financing or (ii) in lieu of the Parent Financing, Parent shall have consummated a financing from an alternate source in an amount not less than the amount of the Parent Financing; provided that, if Parent is pursuing an alternate source of financing, the Closing is delayed by more than two Business Days because of the failure to satisfy the condition set forth in this Section 9.02(k), and during such period of delay the ArcLight Funds are ready, willing and able to consummate the Parent Financing upon Acceptable Parent Financing Terms and the consummation of the Parent Financing on such terms and conditions would not reasonably be expected to result in any claim of default under the Parent Credit Agreement relating to the terms of the Parent Financing), then at the end of such period of delay Parent will be required either to so consummate the Parent Financing or to waive the condition set forth in this Section 9.02(k); provided further that Parent will be deemed to have waived the condition in this Section 9.02(k) if (A) the Parent Financing Commitment Letter has been terminated by Parent or (B) the condition set forth in clause (e) under the heading “Conditions Precedent to Drawdown” on Exhibit A to the Parent Financing Commitment Letter fails to be satisfied as a result of the Parent Credit Agreement having been waived, amended, supplemented or otherwise modified, in each case in any manner materially adverse to the interests of the Lender (as defined on such Exhibit A), without the Lender’s consent; and

(l) Parent shall have received all documents it may reasonably request relating to the existence of the Company and its Subsidiaries and the authority of the Company for this Agreement, all in form and substance reasonably acceptable to Parent.

Section 9.03.  Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent contained Sections 5.02, 5.05, 5.13, 5.14 and 5.20 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true in all material respects as of such earlier date), (iii) the other representations and warranties of Parent contained in this Agreement and in any certificate or other writing delivered by Parent pursuant hereto (which representations and warranties shall, for purposes of this Section 9.03(a) only, be read without any qualification contained therein as to materiality or Parent Material Adverse Effect) shall be true at and as of the Effective Time as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty (as so read) shall be true as of such earlier date), except where the failure of such representations and warranties to be true and correct, in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and (iv) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect;

(b) each of the Escrow Agreement and the Registration Rights Agreement shall have been executed and delivered by Parent, and the Rights Agreement shall have been amended, and each of the foregoing shall be in full force and effect;

(c) neither Parent nor any of its Subsidiaries shall have suffered a mining catastrophe that has involved, or would be reasonably likely to involve, a loss of lives; and

(d) the Company shall have received all documents it may reasonably request relating to the existence of Parent and Merger Subsidiary and the authority of Parent and Merger Subsidiary for this Agreement, all in form and substance reasonably acceptable to the Company.

ARTICLE 10

Termination

Section 10.01.  Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of Parent, except as provided in Section 10.01(d)(i)):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before September 30, 2008 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such enjoinment shall have become final and nonappealable; or

(iii) the Parent Stockholder Meeting shall have been convened and the Parent Stockholder Approval shall not (taking into account any proper adjournment or postponement of the Parent Stockholder Meeting) have been obtained; or

(c) by Parent, if:

(i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause one or more of the conditions set forth in Section 9.02(a) not to be satisfied, and either (A) the Company is not using commercially reasonable efforts to cure such breach or failure or (B) such condition would not reasonably be expected to be satisfied by the End Date; or

(ii) the Company shall have delivered a notice to Parent pursuant to Section 8.05(b); or

(d) by the Company, if:

(i) the Board of Directors of Parent fails to make, withdraws, or modifies in a manner adverse to the Company, the Parent Recommendation (if permitted in accordance with the third sentence of Section 8.09(e)); provided that the Company shall not be permitted to terminate this Agreement pursuant to this Section 10.01(d)(i) after the Parent Stockholder Approval is obtained;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause one or more of the conditions set forth in Section 9.03(a) not to be satisfied, and either (A) Parent is not using commercially reasonable efforts to cure such breach or failure or (B) such condition would not reasonably be expected to be satisfied by the End Date;

(iii) Parent shall enter into any agreement with respect to (A) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, sale of all or substantially all of its assets or other similar transaction that, in any such case, requires the approval of the stockholders of Parent under Delaware Law or (B) a transaction involving the issuance of 20% or more of its stock, and, in either such case, the record date for the stockholder vote to approve such transaction shall occur prior to the Closing Date;

(iv) Parent shall have delivered a notice to the Company pursuant to Section 8.05(c); or

(e) by the Company prior to obtaining the Company Stockholder Approval if, in accordance with Section 6.03(c) the Company shall have concurrently entered into a definitive agreement with respect to a Superior Proposal.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02.  Effect of Termination.

(a) Except as set forth below, if this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The parties further agree that if (and only if) the Company establishes pursuant to a final, non-appealable judgment of the courts referred to in Section 12.07 that the termination of this Agreement resulted from the willful breach by Parent of its obligations hereunder, then (and only then) the Stockholders will be deemed to be third party beneficiaries of this Agreement in accordance with Section 12.05(a) and may pursue claims for damages suffered by such stockholders in their capacities as such as a result of such willful breach (but without duplication of any damages suffered by the Company, it being agreed and understood that in any such action contemplated by this sentence, the court may, among other things, consider whether such damages suffered by such Stockholders should include the benefit of the bargain of the Merger to the Stockholders (and in that regard, it is expressly acknowledged and agreed that the Company shall be permitted to bring such a claim on behalf of the Stockholders as set forth in the following proviso)); provided that any claim brought by the Stockholders pursuant to such third party beneficiary right may only be brought by the Company on behalf of such Stockholders. The provisions of this Section 10.02 and Sections 8.06, 12.03, 12.06, 12.07, 12.08 and 12.13 shall survive any termination hereof pursuant to Section 10.01.

(b) Notwithstanding the foregoing, in the event this Agreement is terminated (i) in accordance with Section 10.01(d)(i) or Section 10.01(b)(iii) (unless, in either case, at the time of termination one or more of the conditions set forth in Sections 9.01(b), 9.01(c) or 9.02 had not been satisfied and was not capable of being satisfied reasonably promptly) or (ii) in accordance with Section 10.01(b)(i), and in the case of this clause (ii), at the time of termination (A) the condition set forth in Section 9.02(k) shall not have been satisfied solely as a result of a potential claim of default under the Parent Credit Agreement relating to the terms of the Parent Financing and (B) all other conditions to Closing have been satisfied (or are immediately capable of being satisfied) or waived, then, in the case of clause (i) or (ii), as applicable, Parent shall reimburse the Company (on demand) for all costs and expenses of the Company incurred since January 1, 2008 in connection with the preparation and negotiation of this Agreement, the other Transaction Documents, the Merger and the other transactions contemplated hereby and thereby, including, without limitation, all fees and expenses of the Company’s counsel (including specialist and local counsel), financial advisors, auditors, other consultants (including but not limited to Weir Mining Consultants Inc.) and agents and other lenders under the Company’s and the Subsidiaries’ lending facilities; provided that, in no event shall the amount Parent is required to reimburse pursuant to this sentence exceed $5,000,000; provided, further that if this Agreement is terminated pursuant to Section 10.01(d)(i), Section 10.01(b)(i) or Section 10.01(b)(iii), and the expense reimbursement provided for in this sentence is payable, then such expense reimbursement shall be the sole and exclusive remedy of the Company and its Stockholders and Parent shall not be liable for any other Damages incurred or suffered by the Company or its Stockholders and the second sentence of this Section 10.02 shall be inapplicable. The parties acknowledge and agree that the above expense reimbursement provisions are (i) an integral part of the transactions contemplated hereby and constitute liquidated damages and not a penalty in the event of the circumstances giving rise to the applicability thereof and (ii) essential to the overall transaction contemplated hereby and the Company has relied, and is relying, on Parent’s agreement to pay such expenses as and when due hereunder.

ARTICLE 11

Survival; Indemnification; Stockholder Representative Matters

Section 11.01.  Survival.  The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Effective Time until the Business Day after the first anniversary of the Closing Date; provided that (a) the Company Core Representations (other than the representations and warranties contained in Sections 4.02, 4.05, 4.20 or 4.26) and the Parent Core Representations (other than the representations and warranties contained in Sections 5.02, 5.05 or 5.20) shall survive until the Business Day after the third anniversary of the Closing Date and (b) the representations and warranties in Sections 4.02, 4.05, 4.20, 4.26, 5.02, 5.05 and 5.20 shall survive until the latest date permitted by law. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until the earlier of full performance thereof or the shorter period explicitly specified therein, except that breaches of covenants and agreements shall survive until the latest date permitted by law. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to Parent (if the indemnity is sought against Parent) or the Stockholder Representative (if the indemnity is sought against the Stockholders), as applicable, prior to such time.

Section 11.02.  Indemnification.

(a) Subject to the last sentence of this Section 11.02(a) and to Sections 11.02(b) and 11.02(c), from and after the Effective Time, the Designated Stockholders hereby severally (based on each Designated Stockholder’s Pro Rata Share of any applicable Damages) but not jointly indemnify Parent and its Affiliates (including, from and after the Effective Time, the Company and its Subsidiaries) and their respective successors and assigns (collectively, the “Parent Indemnified Parties”) against, and agree to hold each of them harmless from, any and all Damages incurred or suffered by Parent, any Affiliate of Parent, the Company or any of its Subsidiaries arising out of any (i) misrepresentation or breach of warranty or alleged misrepresentation or breach of warranty made by the Company pursuant to any Transaction Document (a “Company Warranty Breach”), (ii) breach of covenant or agreement made or to be performed by the Company pursuant to any Transaction Document on or before the Effective Time (a “Company Covenant Breach”), (iii) any demand for appraisal by a holder of shares of capital stock of the Company in connection with the Merger, (iv) any claim, suit, action or proceeding by (A) any holder of shares of capital stock of the Company (including any suit on behalf of or in the name of the Company) in their capacity as such, in connection with the Merger or the other transactions contemplated by this Agreement or relating to its ownership of shares of capital stock or the issuance of the Company Convertible Debt or (B) any holder of Company Convertible Debt under or relating to such Company Convertible Debt except any claim by any such holder of Company Convertible Debt Notes to enforce the rights described in Section 7 of the Company Convertible Debt NPA or (v) any Transaction Expenses that are in excess of the Transaction Expenses Cap (without duplication for Transaction Expenses that are included in the Excess Transaction Expenses Deduction Amount and are therefore taken into account in the calculation of the Net Per Share Number), in each case regardless of whether such Damages arise as a result of the negligence, strict liability or any other liability under any theory of law or equity of, or violation of any law by, any party hereto or any of its Affiliates (including the Company and its Subsidiaries); provided that with respect to indemnification by the Designated Stockholders for any Company Warranty Breach (other than a misrepresentation or breach of warranty of any of the Company Core Representations and other than in cases of fraud or willful misrepresentation) pursuant to this Section, (x) the Designated Stockholders shall not be liable for any claim for indemnification where the amount of Damages with respect to such claim (provided that all claims based on substantially the same or similar acts, omissions or circumstances shall be considered part of a single claim for purposes of calculating the amount of Damages for purposes of this clause (x)) does not exceed $100,000 (the “Deminimis Amount”) (and the amount of such Damages shall not be aggregated for purposes of clause (y)), (y) the Designated Stockholders shall not be liable unless the aggregate amount of Damages with respect to all such Company Warranty Breaches exceeds $6,000,000 (the “Deductible Amount”) (in which case the Designated Stockholders shall be liable only for an amount equal to the excess of such Damages above such amount) and (z) the Designated Stockholders’ maximum liability shall not exceed the Escrow Property held in the Escrow Account. The Designated Stockholders hereby agree that they will not be entitled to seek contribution from the Company, its Subsidiaries or any of their respective officers, directors or employees in respect of any liability of the Designated Stockholders under this Section 11.02(a).

(b) Parent hereby agrees that after Closing its sole and exclusive remedy with respect to any and all claims arising out of (i) any Company Warranty Breach (other than any misrepresentation or breach of warranty of any of the Company Core Representations and other than in cases of fraud or willful misrepresentation) or (ii) a Company Covenant Breach (other than a willful breach) (the claims referred to in clauses (i) and (ii) are hereinafter referred to as the “Escrow Only Claims”) shall be pursuant to a claim for indemnification against the then-available Escrow Property in accordance with this Section 11.02 and the Escrow Agreement.

(c) With respect to all claims for indemnification other than the Escrow Only Claims (“Direct Indemnification Claims”), the Parent Indemnified Parties may make a claim (i) against the then available Escrow Property in accordance with this Section 11.02 and the Escrow Agreement, (ii) against the Designated Stockholders directly (severally, based on each Designated Stockholder’s Pro Rata Share of any applicable Damages, and not jointly) or (iii) a combination of the foregoing; provided that (A) the aggregate maximum liability of the Designated Stockholders in respect of all Direct Indemnification Claims shall not exceed the proceeds (net of any reasonable brokerage commissions and any underwriting fees) received by the Designated Stockholders in the Merger (for the avoidance of doubt, the maximum aggregate liability of each Designated Stockholder in respect of all Direct Indemnification Claims shall not exceed the proceeds (net of any reasonable brokerage commissions and any underwriting fees) received by such Designated Stockholder in the Merger) and (B) except with respect to claims for misrepresentation or breach of warranty under Sections 4.02, 4.05, 4.20 or 4.26 and claims for indemnification under Section 11.02(a)(iv), the Parent Indemnified Parties shall not be entitled to make a Direct Indemnification Claim after the third anniversary of the Closing (it being understood and agreed that following the expiration of such time limit the Parent Indemnified Parties may continue to pursue any claim that was subject to such time limit so long as such claim was made prior to the expiration of such time limit). Any amounts finally determined to be due and payable by a Designated Stockholder hereunder in respect of any Direct Indemnification Claim (or other claim made directly against a Designated Stockholder), in each case, to the extent permitted hereunder, may be satisfied by such Designated Stockholder by payment in cash, delivery of shares of Parent Stock (valued in accordance with the definition of “Market Value” hereunder) or in any combination thereof, at the election of the Designated Stockholder so satisfying such Direct Indemnification Claim or other claim; provided that any election to pay in whole or in part in shares of Parent Stock must be made prior to the commencement of the 10 consecutive trading day period referred to in the definition of “Market Value”.

(d) Subject to Sections 11.02(e) and Section 11.02(f), from and after the Effective Time, Parent hereby indemnifies each Stockholder (in its capacity as such) and its Affiliates (“Stockholder Indemnified Parties”) against, and agrees to hold each of them harmless from, any and all Damages incurred or suffered by the Company or such Stockholder or any of its Affiliates arising out of any (A) misrepresentation or breach of warranty or alleged misrepresentation or breach of warranty made by Parent or Merger Subsidiary pursuant to any Transaction Document (a “Parent Warranty Breach”) or (B) breach of covenant or agreement made or to be performed by Parent or Merger Subsidiary pursuant to any Transaction Document (a “Parent Covenant Breach”), in each case regardless of whether such Damages arise as a result of the negligence, strict liability or any other liability under any theory of law or equity of, or violation of any law by, any party hereto or any Stockholder or any of its Affiliates; provided that with respect to indemnification by Parent for any Parent Warranty Breach (other than a misrepresentation or breach of warranty of any of the Parent Core Representations and other than in cases of fraud or willful misrepresentation) pursuant to this Section, (x) Parent shall not be liable for any claim for indemnification where the amount of Damages with respect to such claim (provided that all claims based on substantially the same or similar acts, omissions or circumstances shall be considered part of a single claim for purposes of calculating the amount of Damages for purposes of this clause (x)) does not exceed the Deminimis Amount (and the amount of such Damages shall not be aggregated for purposes of clause (y)), (y) Parent shall not be liable unless the aggregate amount of Damages with respect to such Parent Warranty Breaches exceeds the Deductible Amount (in which case Parent shall be liable only for an amount equal to the excess of such Damages above such amount), and (z) Parent’s maximum liability shall not exceed $54,000,000 (the “Parent Cap”). In consideration for the indemnification rights provided in this Section 11.02(d), each Stockholder hereby waives, to the fullest extent permitted by law, any claim under any Applicable Law relating to the sale or distribution of securities that it might otherwise have by virtue of the transactions contemplated hereby (and in the event any such claim under Applicable Law is brought by a Stockholder, such Stockholder hereby waives the indemnification rights provided in this Section 11.02(d) and shall promptly refund to Parent the amount of any Damages previously paid by Parent to such Stockholder in respect of any indemnification claim hereunder). The parties further agree that if (and only if) the Stockholder Representative establishes pursuant to a final, non-appealable judgment of the courts referred to in Section 12.07 that Parent has breached this Agreement in a manner giving rise to a right of indemnification hereunder, then (and only then) the Stockholder Indemnified Parties will be deemed to be third party beneficiaries of this Agreement for purposes of this Section 11.02(d); provided that any claim brought by a Stockholder Indemnified Party pursuant to such third party beneficiary right may only be brought by the Stockholder Representative on behalf of such Stockholder Indemnified Party.

(e) After Closing, the sole and exclusive remedy of the Stockholder Indemnified Parties with respect to any and all claims arising out of (i) any Parent Warranty Breach (other than any misrepresentation or breach of warranty of any of the Parent Core Representations and other than in cases of fraud or willful misrepresentation) or (ii) a Parent Covenant Breach (other than a willful breach) (the claims referred to in clauses (i) and (ii) are hereinafter referred to as the “Parent Non-Core Claims”; and all other claims for indemnification under Section 11.02(d) are hereinafter referred to “Parent Core Claims”) shall be pursuant to a claim for indemnification against Parent in accordance with and subject to this Section 11.02.

(f) Except with respect to indemnification claims for misrepresentation or breach of warranty under Section 5.02, 5.05 or 5.20, the Stockholder Indemnified Parties shall not be entitled to make a Parent Core

Claim after the third anniversary of the Closing (it being understood and agreed that following the expiration of such time limit the Stockholder Indemnified Parties may continue to pursue any claim that was subject to such time limit so long as such claim was made prior to the expiration of such time limit). The aggregate maximum liability of Parent in respect of all Parent Core Claims shall not exceed $534,000,000.

(g) Amounts finally determined to be due and payable under this Section 11.02 in respect of any Damages that are subject to the indemnification obligations will be payable within five days of receipt of written notice to the Indemnifying Party (or the Stockholder Representative, in the case of an indemnification claim pursuant to Section 11.02(a)) of such Damages, and will bear interest beginning on the sixth day after receipt of such notice through the date of payment at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during such period plus 2%.

(h) After Closing, each Indemnified Party will take all reasonable efforts to mitigate any Damages upon becoming aware of any event that would reasonably be expected to give rise thereto (provided that the costs and expenses of such mitigation shall be included as Damages arising from such event) and Damages incurred in violation thereof shall not be recoverable hereunder by the relevant Indemnified Party.

(i) The amount of Damages incurred by an Indemnified Party will be reduced by the amount recovered from any third party (after deducting attorneys’ fees, expenses and other costs of recoveries and any increase in insurance premiums), including from insurance policies and pursuant to other indemnification agreements.

(j) The amount of any Damages for which indemnification is provided under this Article 11 shall be decreased to take into account any net Tax benefit received by the applicable Indemnified Party.

(k) No Indemnified Party shall be entitled to recover Damages or otherwise be indemnified hereunder (or receive other payment, reimbursement or restitution) more than once in respect of any one given liability, loss, cost or shortfall, regardless of whether more than one claim for Damages arises in respect of it.

(l) Notwithstanding anything to the contrary herein, if Parent waives the condition set forth in Section 9.02(a)(iv) as set forth in Section 8.05(b), then Parent will be deemed to have waived its rights to indemnification to the extent set forth in Section 8.05(b).

(m) Notwithstanding anything to the contrary herein, if the Company waives the condition set forth in Section 9.03(a)(iii) as set forth in Section 8.05(c), then the Company and the Stockholders will be deemed to have waived their rights to indemnification to the extent set forth in Section 8.05(c).

Section 11.03.  Procedures.

(a) The party seeking indemnification under this Article 11 (the “Indemnified Party”) agrees to give prompt notice (but no later than ten Business Days after receipt by an Indemnified Party of a notification of such Third Party claim) to the party against whom indemnity is sought (or the Stockholder Representative, in the case of an indemnification claim pursuant to Section 11.02(a)) (the “Indemnifying Party”) of the assertion of any Third Party claim against the Indemnified Party, or the commencement of any Third Party suit, action or proceeding against the Indemnified Party in respect of which indemnity may be sought under such Article. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnifying Party. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable following the Indemnified Party’s receipt thereof, copies of all written notices and documents (including any court papers) received by the Indemnified Party relating to the Third Party claim. The Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses within 10 Business Days of receipt of notice from the Indemnified Party (or such lesser number of days set forth in the notice as may be required by court proceeding in the event of a litigated matter), to, subject to Section 11.03(b), assume the defense thereof with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided, however, that the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party claim and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the Third Party claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Third Party claim seeks injunctive or equitable relief against the Indemnified Party, (iii) the Indemnifying Party has failed to defend or is failing to defend in good faith the Third Party claim, (iv) the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, (v) in the case of a Parent Indemnified Party as the Indemnified Party, it would reasonably be expected that the Damages arising from such Third Party claim will exceed 110% of the Escrow Availability Amount at such time or (vi) in the case of a Stockholder Indemnified Party as the Indemnified Party, it would reasonably be expected that the Damages arising from such Third Party claim will exceed 110% of the Non-Core Cap Availability Amount at such time and Parent does not waive the limitations in Section 11.03(b) with respect to such claim; provided, further, that prior to assuming control of any such defense, the Indemnifying Party must acknowledge that, subject to Section 11.03(b), it has an indemnity obligation for all Damages resulting from such Third Party claim notwithstanding anything in Section 11.02 to the contrary. As used herein, the term “Escrow Availability Amount” means, with respect to any given claim at any given time, the amount then remaining in the Escrow Account at such time after deducting the aggregate amount of all Damages that would reasonably be expected to arise from other then pending claims against the Escrow Account. As used herein, the term “Non-Core Cap Availability Amount” means, with respect to any given claim at any given time, the excess of the Parent Cap over the sum of (A) the aggregate amount of Damages previously paid by Parent at such time in respect of claims subject to the Parent Cap and (B) the aggregate amount of all Damages that would reasonably be expected to arise from other then pending claims against Parent that are subject to the Parent Cap. If the Indemnifying Party assumes such defense, the Indemnified Party shall nonetheless have the right to participate at its own expense in the defense thereof and to employ counsel separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. If the Indemnifying Party chooses to defend a Third Party claim, all Indemnified Parties shall provide reasonable cooperation in the defense thereof. The Indemnifying Party shall not be liable under this Article 11 for any settlement, admission of liability, compromise or other discharge of liability, effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder, which consent shall not be unreasonably withheld. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party claim unless (i) such settlement or compromise shall include as an unconditional term thereof the giving by the claimant of a release of the Indemnified Party, reasonably satisfactory to the Indemnified Party, from all liability with respect to such Third Party claim and (ii) such settlement or compromise would not result in (A) the imposition of a consent order, injunction, decree or obligation that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, (B) a finding or admission of a violation of law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates, (C) a finding or admission that would have an adverse effect on other claims made or threatened against the Indemnified Party or any of its Affiliates, or (D) any monetary liability of the Indemnified Party that will not be paid or reimbursed by the Indemnifying Party concurrently with such settlement. Notwithstanding the foregoing, no consent of the Stockholders or the Stockholder Representative shall be required for the filing of any Tax Return required to be filed by Parent or the Company after the Effective Time, and no such consent shall be required in connection with the conclusion of any tax audit or similar proceeding after the Effective Time.

(b) If the Indemnifying Party assumes control of the defense of a Third Party claim in respect of which (i) an Escrow Only Claim has been made, the Indemnifying Party shall be responsible for (A) 100% of the Damages arising therefrom up to the Escrow Availability Amount at the time the Indemnifying Party assumed the defense, (B) 50% of the Damages arising therefrom to the extent such Damages exceed such Escrow Availability Amount but do not exceed 200% of such Escrow Availability Amount and (C) 100% of the Damages arising therefrom to the extent such Damages exceed 200% of such Escrow Availability Amount or (ii) a Parent Non-Core Claim has been made, the Indemnifying Party shall be responsible for (x) 100% of the Damages arising therefrom up to the Non-Core Cap Availability Amount at the time the Indemnifying Party assumed the defense, (B) 50% of the Damages arising therefrom to the extent such Damages exceed such Non-Core Cap Availability Amount but do not exceed 200% of such Non-Core Cap Availability Amount and

(C) 100% of the Damages arising therefrom to the extent such Damages exceed 200% of such Non-Core Cap Availability Amount.

Section 11.04.  Adjustment to Consideration for Tax Purposes.  Any amount paid under Article 11 will be treated as an adjustment to the Merger Consideration except to the extent a final determination that is not subject to further appeal, review or modification through proceedings or otherwise or Applicable Law (including a revenue ruling or other similar pronouncement) causes or requires any such amount not to constitute an adjustment to the Merger Consideration for United States federal income Tax purposes.

Section 11.05.  Stockholder Representative.

(a) Effective upon and by virtue of the consent of the holders of the Company Stock approving and adopting this Agreement and the Merger, and without any further act of any of the holders of the Company Stock, the Stockholder Representative shall be hereby appointed as the representative of the Designated Stockholders and as the attorney-in-fact and agent for and on behalf of each Designated Stockholder with respect to any claims by any Indemnified Party pursuant to Section 11.02(a) and any amendments to or waivers of the Escrow Agreement or this Article 11; provided, however, that any amendment or waiver of the Escrow Agreement or this Article 11 that shall adversely affect the rights or obligations of any Designated Stockholder under the Escrow Agreement or this Article 11 shall require the prior written consent of such adversely affected Designated Stockholder (other than any change affecting all Designated Stockholders similarly). The Stockholder Representative hereby accepts such appointment. The Stockholder Representative will take any and all actions and make any decisions required or permitted to be taken by the Stockholder Representative under the Escrow Agreement and this Agreement, including the exercise of the power to (i) agree to, negotiate, enter into settlements and compromises of, commence any suit, action or proceeding, and comply with orders of courts with respect to, claims for Damages, (ii) litigate, resolve, settle or compromise any Contested Claim (as defined in the Escrow Agreement) made pursuant to this Agreement, and (iii) take all actions necessary in the judgment of the Stockholder Representative for the accomplishment of the foregoing or as contemplated by this Agreement or the Escrow Agreement. The Stockholder Representative will have authority and power to act on behalf of each Stockholder with respect to the disposition, settlement or other handling of all claims against the Escrow Property under this Article 11 and all related rights or obligations of the Designated Stockholders arising under this Article 11. The Stockholder Representative shall use commercially reasonable efforts based on contact information available to the Stockholder Representative to keep the Designated Stockholders reasonably informed with respect to actions of the Stockholder Representative pursuant to the authority granted the Stockholder Representative under this Agreement which actions have a material impact on the amounts payable to the Designated Stockholders. Each Designated Stockholder shall promptly provide written notice to the Stockholder Representative of any change of address of such Designated Stockholder.

(b) A decision, act, consent or instruction of the Stockholder Representative (which decision, act, consent or instruction shall be jointly made by each entity constituting the Stockholder Representative) hereunder shall constitute a decision, act, consent or instruction of all Designated Stockholders and, as between Parent and its Affiliates (on the one hand) and the Designated Stockholders (on the other hand), shall be final, binding and conclusive upon each of such Designated Stockholders, and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of each and every such Designated Stockholder. The Escrow Agent and Parent shall be relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

(c) The Stockholder Representative will incur no liability with respect to any action taken or suffered by any party in reliance upon any notice, direction, instruction, consent, statement or other document believed by such Stockholder Representative to be genuine and to have been signed by the proper person (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except for gross negligence, bad faith or willful misconduct on the part of the Stockholder Representative. In all questions arising under this Agreement or the Escrow Agreement, the Stockholder Representative may rely on the advice of outside counsel, and the Stockholder Representative will not be liable to anyone for anything done, omitted or suffered in good faith by the Stockholder Representative based on such advice.

(d) The Designated Stockholders shall severally (each based on its Pro Rata Share) but not jointly indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct, on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholder Representative.

(e) At any time during the term of the Escrow Agreement, a majority-in-interest of Designated Stockholders may, by written consent, appoint a new representative as the Stockholder Representative. Notice together with a copy of the written consent appointing such new representative and bearing the signatures of Designated Stockholders of a majority-in-interest of those Designated Stockholders must be delivered to Parent and the Escrow Agent not less than ten days prior to such appointment. Such appointment will be effective upon the later of the date indicated in the consent or ten days after such notice is received by Parent and the Escrow Agent. For the purposes of this Section 11.05, a “majority-in-interest of the Designated Stockholders” shall mean Designated Stockholders representing in the aggregate over 50% of the percentage interests in the Escrow Shares.

(f) In the event that the Stockholder Representative becomes unable or unwilling to continue in his or its capacity as Stockholder Representative, or if the Stockholder Representative resigns as a Stockholder Representative, a majority-in-interest of the Designated Stockholders shall, by written consent, appoint a new representative as the Stockholder Representative. Notice and a copy of the written consent appointing such new representative and bearing the signatures of the holders of a majority-in-interest of the Designated Stockholders must be delivered to Parent and the Escrow Agent. Such appointment will be effective upon the later of the date indicated in the consent or the date such consent is received by Parent and the Escrow Agent.

(g) As amongst the Stockholders, and subject to Section 11.05(b), any instruction given to the Stockholder Representative by a majority-in-interest of Designated Stockholders, in connection with the matters set forth in Article 11 or any other matter, shall be final and binding on all Stockholders.

ARTICLE 12

Miscellaneous

Section 12.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141
Attention: Joseph W. Bean
Facsimile No.: (314) 275-3656
e-mail: jbean@patriotcoal.com

with a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: William L. Taylor
Facsimile No.: (212) 450-3800
e-mail: william.taylor@dpw.com

if to the Company, to:

Magnum Coal Company
500 Lee Street East
Suite 900
Charleston, WV 25301
Attention: Richard H. Verheij, Senior Vice President, General
Counsel and Secretary
Facsimile No.: (304) 380-0370
e-mail: RVerheij@magnumcoal.com

with copies to:

Freshfields Bruckhaus Deringer LLP 520 Madison Avenue 34th Floor New York, New York 10022 Attention:	Matthew F. Herman Esq. Melissa Raciti-Knapp Esq. Facsimile No.: (212) 277-4001 e-mail: matthew.herman@freshfields.com melissa.raciti@freshfields.com if to the Stockholder Representative, to:

Arclight Energy Partners Fund I, L.P. and
Arclight Energy Partners Fund II, L.P.
c/o Arclight Capital Partners LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Attention: General Counsel
Facsimile No.: (617) 867-4698

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention: Sean C. Doyle, Esq.
Facsimile No.: (212) 735-2000
e-mail: sean.doyle@skadden.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 12.02.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as expressly set forth herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 12.03.  Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 12.04.  Disclosure Schedule References.  The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section or subsection of this Agreement; (b) any other representation and warranty (or covenant, as applicable) of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representation and warranty (or covenant, as applicable) would be readily apparent to a reasonable person who has read only this Agreement and the Company Disclosure Schedule and the Parent Disclosure Schedule; and (c) any other representation and warranty (or covenant, as applicable) of a relevant party that is cross-referenced in such Section. Except as the context requires, any items or matters reflected in either the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, are not necessarily limited to matters required by this Agreement to be therein reflected, and such items or matters are set forth for informational purposes only and do not necessarily include items of a similar nature. In no event shall the inclusion or reference of any such item or matter be deemed or interpreted to broaden or otherwise modify any of the provisions of this Agreement. The fact that any item or matter is reflected in either the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, shall not be construed as an admission of liability under Applicable Law, nor shall either the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, be used as a basis for interpreting the terms “material,” “materially,” “materiality” or “Company Material Adverse Effect” or “Parent Material Adverse Effect” (as the case may be), or similar qualifications herein.

Section 12.05.  Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in, and subject to, Section 7.06, Section 10.02 and Article 11 (including the provisions that limit the circumstances in which a non-party may make a claim), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. For the avoidance of doubt, nothing in Section 7.04 is intended to create any third party rights, benefits, remedies, obligations or liabilities under any of the provisions referred to in the preceding sentence.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary; provided further, that no such assignment shall adversely affect the Company (prior to the Effective Time) or the Stockholders.

Section 12.06.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 12.07.  Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

Section 12.08.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.09.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Any such counterpart may be delivered by facsimile or other electronic format (including “.pdf”).

Section 12.10.  Entire Agreement.  This Agreement, the other Transaction Documents and, to the extent set forth in Section 8.06, the Confidentiality Agreements constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement and the other Transaction Documents.

Section 12.11.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.12.  Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled (without the requirement to post bond) to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts provided for in Section 12.07, in addition to any other remedy to which they are entitled at law or in equity.

Section 12.13.  Representation of the Company and its Stockholders.  Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, officers, employees and Affiliates, that Freshfields Bruckhaus Deringer LLP may serve as counsel to each and any of the Company’s stockholders, the Stockholder Representative and their respective Affiliates (individually and collectively, “Seller Group”), on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Merger and the other transactions contemplated hereby and by the other Transaction Documents, and that, both prior to and following consummation of the Merger (or in the event of the termination of this Agreement), Freshfields Bruckhaus Deringer LLP may serve as counsel to any member of the Seller Group or any director, member, partner, officer, employee or Affiliate of Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the other Transaction Documents, or the Merger or the other transactions contemplated hereby and by the other Transaction Documents notwithstanding such representation, and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MAGNUM COAL COMPANY

By:	/s/ Paul Vining
Name:     Paul Vining

Title:	President and Chief Executive Officer

PATRIOT COAL CORPORATION

By:	/s/ Richard M. Whiting
Name:     Richard M. Whiting

Title:	President and Chief Executive Officer

COLT MERGER CORPORATION

By:	/s/ Mark N. Schroeder
Name:     Mark N. Schroeder

Title:	President

ARCLIGHT ENERGY PARTNERS FUND I, L.P. and
ARCLIGHT ENERGY PARTNERS FUND II, L.P.,
acting jointly, as Stockholder Representative

ARCLIGHT ENERGY PARTNERS FUND I, L.P.

By:	ArcLight PEF GP, LLC, its General Partner

By:	ArcLight Capital Holdings, LLC, its Manager

By:	/s/ Daniel R. Revers
Name:     Daniel R. Revers

Title:	Manager

ARCLIGHT ENERGY PARTNERS FUND II, L.P.

By:	ArcLight PEF GP II, LLC, its General Partner

By:	ArcLight Capital Holdings, LLC, its Manager

By:	/s/ Daniel R. Revers
Name:     Daniel R. Revers

Title:	Manager

ANNEX B

VOTING AND STANDSTILL AGREEMENT

VOTING AND STANDSTILL AGREEMENT, dated as of April 2, 2008 (this “Agreement”), among Patriot Coal Corporation, a Delaware corporation (“Parent”), the stockholders whose names appears on the signature page of this Agreement (each, a “Stockholder” and collectively, the “Stockholders”), and ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P., acting jointly, as stockholder representative (the “Stockholder Representative”).

WITNESSETH:

WHEREAS, Magnum Coal Company, a Delaware corporation (the “Company”), Parent, Colt Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Subsidiary”) and the Stockholder Representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 2, 2008, pursuant to which, among other things, Merger Subsidiary will be merged with and into the Company at the Effective Time (capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed to them in the Merger Agreement);

WHEREAS, as of the Effective Time, each share of the common stock, par value $0.01 per share, of the Company (the “Company Stock”), held by the stockholders of the Company immediately prior to the Effective Time will be converted into the right to receive a number of shares of common stock, par value $0.01 per share, of Parent (“Parent Stock”), in accordance with Article 2 of the Merger Agreement. The stockholders of the Company (including the Stockholders) whose shares of Company Stock are converted into the right to receive Parent Stock pursuant to Article 2 of the Merger Agreement shall be referred to herein as the “Company Holders”, and the shares of Parent Stock payable as consideration pursuant to Article 2 of the Merger Agreement (including the Escrow Shares) to such Company Holders shall be referred to herein as “Parent Shares”; and

WHEREAS, the Stockholders, the Stockholder Representative and Parent desire to make certain agreements relating to (i) the ownership and voting of Parent Shares held by such Stockholders, (ii) the composition of Parent’s Board of Directors (the “Board”) and (iii) certain other matters.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE 1

Voting Agreement; Standstill Restrictions

Section 1.01.  Stockholder Nominees to Parent Board.

(a) Subject to Section 1.02, effective as of the Effective Time (or, if the Effective Time shall occur prior to the date of Parent’s 2008 annual meeting of stockholders (the “2008 Meeting”), promptly after the 2008 Meeting), the Board shall cause the number of authorized members of the Board to be expanded by two members and shall appoint to the Board two nominees designated in writing by the Stockholder Representative, one of whom shall serve as a Class I director on the Board and one of whom shall serve as a Class II director on the Board. Subject to Section 1.02, following such appointment, at any meeting of the stockholders of Parent at which the Class I or Class II directors of the Board are to be elected, Parent will include in the slate of directors recommended for election by the Board to the stockholders of Parent one nominee selected by the Stockholder Representative to serve as a Class I director or one nominee selected by the Stockholder Representative to serve as a Class II director, as applicable.

(b) Subject to Section 1.02, in the event of the resignation, death, removal or disqualification of a director nominated by the Stockholder Representative pursuant to Section 1.01(a), the Stockholder Representative shall promptly designate a replacement director.

(c) Any Board nominee selected by the Stockholder Representative pursuant to Section 1.01(a) or Section 1.01(b), and any replacement nominee or director selected by the Stockholder Representative at any time, shall (i) at the time of initial nomination and at each time he or she would be nominated for re-election, be reasonably acceptable to the Nominating and Governance Committee of the Board, (ii) at all times be, to the reasonable satisfaction of the Nominating and Governance Committee of the Board, an “independent director” as such term is defined from time to time in the New York Stock Exchange’s listing standards (or the listing standards of the principal national securities exchange on which Parent Stock is then traded), disregarding the failure to satisfy the tests set forth in Sections 303A.02(b)(ii) or 303A.02(b)(v) of the New York Stock Exchange Listed Company Manual to the extent such failure results solely from one or more of the relationships set forth on Section 4.26 of the Company Disclosure Schedule and (iii) agree to resign in the event his or her term shall end as provided in Section 1.02(a) or Section 1.02(b). Assuming the accuracy of the representation and warranty of the ArcLight Funds in Section 2.06, Parent acknowledges that (x) Robb E. Turner and John Erhard shall be the nominees initially designated for appointments in accordance with Section 1.01(a) and that, as of the date hereof, such individuals satisfy the requirements of clauses (i) and (ii) of the immediately preceding sentence and (y) for purposes of this Agreement, any individual who is an associate (as such term is defined under Rule 12b-2 under the 1934 Act) of ArcLight Energy Partners Fund I, L.P. or ArcLight Energy Partners Fund II, L.P. shall be deemed not to fail to satisfy the requirements of clause (ii) of the immediately preceding sentence solely as a result of ownership by any Person of Parent Shares or any of the relationships set forth on Section 4.26 of the Company Disclosure Schedule.

(d) A decision, act, consent or instruction of the Stockholder Representative hereunder (including, without limitation, any selection of a nominee to the Board pursuant to Section 1.01(a) or Section 1.01(b)) shall constitute a decision, act, consent or instruction of all Stockholders and shall be final, binding and conclusive upon each of such Stockholders, and Parent may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of each and every such Stockholder. Parent shall be relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

Section 1.02.  Reduction of Stockholder Board Designation Rights.

(a) At such time after the Effective Time that (i) the aggregate number of Parent Shares owned by the Company Holders is less than twenty percent (20%) of the Aggregate Share Number but greater than or equal to ten percent (10%) of the Aggregate Share Number or (ii) the aggregate number of Parent Shares owned by the ArcLight Funds is less than ten percent (10%) of the Aggregate Share Number, the Stockholder Representative shall be entitled to nominate only one member of the Board and, unless the Board (without the participation of the nominees of the Stockholder Representative) shall approve such nominee remaining on the Board, the Stockholder Representative shall cause one of its nominees on the Board to resign effective immediately as of such time and the term of such director shall immediately end.

(b) At such time after the Effective Time that the aggregate number of Parent Shares owned by the Company Holders is less than ten percent (10%) of the Aggregate Share Number, the Stockholder Representative shall not be entitled to nominate any members of the Board and, unless the Board (without the participation of the nominee(s) of the Stockholder Representative) shall approve such nominee(s) remaining on the Board, the Stockholder Representative shall cause all of its remaining nominee(s) on the Board to resign effective immediately as of such time and the term of such director(s) shall immediately end.

(c) For the avoidance of doubt, once the Company Holders have lost the right to nominate one or both members of the Board, they shall not thereafter regain such rights regardless of any subsequent acquisitions of Parent Shares by Company Holders or any change to the outstanding Parent Stock by Parent that in either case results in Company Holders owning shares in the amounts described in Section 1.02(a) or Section 1.02(b).

(d) References in this Section 1.02 to the Aggregate Share Number shall be appropriately adjusted for any change in the outstanding shares of Parent Stock by reason of any reclassification, recapitalization, stock split, combination, exchange or readjustment of shares.

(e) For purposes of this Section 1.02, (i) no Company Holder shall be deemed to own any Parent Shares that any Company Holder has Transferred, (ii) any Company Holder that is a Reduced Standstill Stockholder shall be deemed, at any applicable time, to have Transferred and no longer own 30% of the Parent Shares held by such Company Holder at such time, (iii) any Company Holder that is a Limited Standstill Stockholder shall be deemed, at any applicable time, to have Transferred and no longer own 70% of the Parent Shares held by such Company Holder at such time, and (iv) the Stockholder set forth on Schedule 1.02(e) shall be deemed to have Transferred and no longer own all Parent Shares held by such Stockholder effective as of the Effective Time.

(f) Each Stockholder agrees to promptly notify Parent each time such Stockholder Transfers any Parent Shares, which notice shall set forth the number of Parent Shares so Transferred. On request from time to time (but no more than once per fiscal quarter), each Stockholder agrees to certify to Parent the number of Parent Shares owned by such Stockholder and to provide appropriate evidence of such ownership.

(g) As used in this Agreement, “Aggregate Share Number” means the sum of (i) the aggregate number of Parent Shares issued pursuant to Article 2 of the Merger Agreement and (ii) the number of shares of Parent Stock outstanding as of the date of the Merger Agreement.

(h) As used in this Agreement, (i) “ArcLight I” means ArcLight Energy Partners Fund I, L.P., (ii) “ArcLight II” means ArcLight Energy Partners Fund II, L.P. and (iii) “ArcLight Funds” means ArcLight I and ArcLight II, together.

(i) As used in this Agreement, with respect to all Stockholders other than Limited Standstill Stockholders, “Transfer” shall mean, directly or indirectly, to sell, transfer, assign, lend or similarly dispose of any Parent Shares (other than a sale, transfer, assignment or disposition solely between the ArcLight Funds), or to enter into any contract, option or other arrangement or understanding with respect to any such sale, transfer, assignment, lending or similar disposition of any Parent Shares, and shall include (i) a short sale or the entry into of any other hedging or other derivative transaction that has the effect of materially changing the economic benefits or risks of ownership of any Parent Shares and (ii) except for purposes of Section 3.01, any delivery of Escrow Shares to Parent or any other Indemnified Party pursuant to the indemnification obligations set forth in Article 11 of the Merger Agreement; provided that a Transfer shall not include any pledge or hypothecation of, or other similar encumbrance on, any Parent Shares in connection with any bona fide lending arrangement with a commercial banking institution; provided, further, that such transaction shall be a Transfer subject to the terms of Section 1.02, Section 1.05 and Section 3.01 if such financial institution shall foreclose on such Parent Shares pursuant to such arrangement.

(j) As used in this Agreement, with respect to the Limited Standstill Stockholders, “Transfer” shall mean, directly or indirectly, to sell, transfer, assign, lend or similarly dispose of any Parent Shares (other than a sale, transfer, assignment or disposition to an Affiliate of such Limited Standstill Stockholder subject to such transferee Affiliate agreeing to (i) be bound by the provisions of this Agreement to the same extent as the Limited Standstill Stockholder transferor and (ii) transfer such Parent Shares to the Limited Standstill Stockholder transferor in the event that such transferee is no longer an Affiliate of such Limited Standstill Stockholder transferor), or to enter into any contract, option or other arrangement or understanding with respect to any such sale, transfer, assignment, lending or similar disposition of any Parent Shares, and shall include (A) a short sale or the entry into of any other hedging or other derivative transaction that has the effect of materially changing the economic benefits or risks of ownership of any Parent Shares and (B) except for purposes of Section 3.01, any delivery of Escrow Shares to Parent or any other Indemnified Party pursuant to the indemnification obligations set forth in Article 11 of the Merger Agreement; provided that a Transfer shall not include (x) any Permitted Short Sale or (y) any pledge or hypothecation of, or other similar encumbrance on, any Parent Shares in connection with any bona fide lending arrangement with a commercial banking institution; provided, further, that such transaction referred to in clause (y) shall be a Transfer subject to the terms of Section 1.02, Section 1.07 and Section 3.01 if such financial institution shall foreclose on such

Parent Shares pursuant to such arrangement. As used herein, “Permitted Short Sale” means a transaction of the kind described in clause (A) of the preceding sentence that is entered into by (i) a group or other division of such Limited Standstill Stockholder (on the one hand) that is separated by an internal information barrier or similar policy of the Limited Standstill Stockholder (which barrier or policy has been complied with insofar as it relates to the Parent Shares) from (ii) the group or division (or groups or divisions) within the Limited Standstill Stockholder that have either participated in the negotiation and execution of this Agreement on behalf of the Limited Standstill Stockholder or are the group that is responsible for the ownership and disposition of the Parent Shares acquired in the Merger by such Limited Standstill Stockholder (on the other hand), and has so entered into such a transaction in the ordinary course of business for a purpose other than hedging the economic exposure of the Limited Standstill Stockholder in respect of the Parent Shares acquired in the Merger.

Section 1.03.  Support of Parent Board Nominees.  Each Stockholder agrees that so long as the Stockholder Representative is entitled to nominate any members to the Board pursuant to this Agreement, such Stockholder will vote, or execute written consents or proxies with respect to, as the case may be, all of its shares of Parent Stock in favor of the entire slate of directors recommended for election by the Board to the stockholders of Parent at any meeting of Parent stockholders at which any directors are elected.

Section 1.04.  Additional Voting Obligations.  Except as prohibited by Applicable Law, each Stockholder (other than the Stockholders set forth on Schedule 1.04 hereto) agrees that so long as the Stockholder Representative is entitled to nominate any members to the Board pursuant to this Agreement, such Stockholder shall vote, or execute written consents or proxies with respect to, as the case may be, all of its shares of Parent Stock as recommended by the Board in the case of (a) any stockholder proposal submitted for a vote at any meeting of Parent’s stockholders and (b) any proposal submitted by Parent for a vote at any meeting of Parent’s stockholders relating (i) to the appointment of Parent’s accountants or (ii) a Parent equity compensation plan and/or any material revisions thereto.

Section 1.05.  ArcLight Funds Standstill.

(a) Each ArcLight Fund (each, an “ArcLight Standstill Stockholder”) agrees that until the termination of the Standstill Period, neither such ArcLight Standstill Stockholder nor any of its Affiliates will, directly or indirectly, unless invited to do so (on an unsolicited basis) by the Board (excluding the vote of any members of the Board appointed by the Stockholder Representative pursuant to this Agreement) in writing: (i) acquire, offer or propose to acquire, or agree or seek to acquire, by purchase or otherwise, any securities or direct or indirect rights or options to acquire any securities of Parent; (ii) enter into or agree, offer, propose or seek to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to Parent or any acquisition transaction for all or substantially all of the assets of Parent or any of its businesses; (iii) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined under Regulation 14A under the 1934 Act) to vote, or seek to advise or influence any Person with respect to the voting of, any voting securities of Parent, (iv) except as contemplated by Section 1.03 or Section 1.04, form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any voting securities of Parent; (v) except as contemplated by Section 1.01 and except pursuant to its ability (subject to Section 1.03 and Section 1.04) to vote shares of Parent Stock held by it, seek, propose or otherwise act alone or in concert with others, to influence or control the management, Board or policies of Parent; (vi) enter into any discussions, negotiations, arrangements or understandings with any other Person with respect to any of the foregoing activities or propose any of such activities to any other Person; (vii) advise, assist, knowingly encourage, act as a financing source for or otherwise invest in any other Person in connection with any of the foregoing activities; or (viii) disclose any intention, plan or arrangement inconsistent with any of the foregoing. Notwithstanding the foregoing, nothing in this Section 1.05 shall prohibit the Transfer of Parent Shares from one ArcLight Fund to the other ArcLight Fund. Each ArcLight Standstill Stockholder agrees that it shall promptly advise Parent of any inquiry or proposal made to such ArcLight Standstill Stockholder with respect to any of the foregoing.

(b) Each ArcLight Standstill Stockholder agrees that, during the Standstill Period, neither it nor any of its Affiliates will, directly or indirectly: (i) request to Parent or its Representatives to amend or waive any provision of this Section 1.05 (including this sentence); or (ii) take any initiative with respect to Parent which would reasonably be expected to require Parent to make a public announcement regarding (A) any of the activities referred to in Section 1.05(a) or (B) the possibility of such ArcLight Standstill Stockholder or any other Person acquiring control of Parent, whether by means of a business combination or otherwise.

(c) For purposes of Section 1.05 and Section 1.06, “Parent” shall be deemed to include Parent, any successor to or person in control of Parent, or any division thereof or of any such successor or controlling person.

(d) Subject to Section 1.05(e), the restrictions set forth in Sections 1.05(a) and 1.05(b) shall not prohibit any ArcLight Standstill Stockholder from engaging in one or more of the types of transactions referred to in Sections 1.05(a) and 1.05(b) in the event that: (i) Parent has entered into a definitive agreement with a third party with respect to (A) a tender offer or exchange offer for more than 50% of the outstanding Parent Stock, (B) any other acquisition transaction, merger or other business combination in which holders of Parent’s voting stock before the transaction would not hold a majority of the voting power of Parent’s (or if Parent is not the surviving entity in such transaction, the surviving entity’s) voting stock (or of the voting stock of an entity that directly or indirectly holds a majority of the voting power of Parent’s or such surviving entity’s voting stock) immediately after such transaction or (C) any acquisition transaction for more than 50% of the assets of Parent and its Subsidiaries, taken as a whole (the transactions in clauses (A), (B) and (C), each a “Business Combination Transaction”); or (ii) a third party commences a tender offer or exchange offer (which would, if completed in accordance with its terms, result in a Business Combination Transaction) and, in the case of this clause (ii), either the Board of Directors of Parent has recommended such offer or not rejected such offer within ten business days after the announcement thereof.

(e) Notwithstanding anything to the contrary in this Agreement, if (i) a Business Combination Transaction with respect to which Parent has entered into a definitive agreement is terminated without the closing thereunder being consummated or (ii) a third party tender or exchange offer of the type described in clause (ii) of Section 1.05(d) is terminated without being consummated, then the provisions of this Section 1.05 shall once again thereafter apply in accordance with their terms and each ArcLight Standstill Stockholder shall once again be subject to such provisions.

(f) As used in this Agreement, “Standstill Period” means the period commencing at the Effective Time and ending upon the later to occur of (i) the Stockholder Representative no longer being entitled to nominate any members of the Board pursuant to this Agreement or (ii) nine months after such time as the ArcLight Standstill Stockholders and their respective Affiliates, the Reduced Standstill Stockholders and their respective Affiliates, and the Limited Standstill Stockholders and their respective Affiliates in the aggregate own less than 7.5% of the Parent Stock outstanding at such time.

Section 1.06.  Reduced Stockholder Standstill.

(a) Each Stockholder identified on Schedule 1.06 hereto (each, a “Reduced Standstill Stockholder”) agrees that until the termination of the Standstill Period, neither such Reduced Standstill Stockholder nor any of its controlled Affiliates will, directly or indirectly, unless invited to do so (on an unsolicited basis) by the Board (excluding the vote of any members of the Board appointed by the Stockholder Representative pursuant to this Agreement) in writing: (i) acquire, offer or propose to acquire, or agree or seek to acquire, by purchase or otherwise, any securities or direct or indirect rights or options to acquire any securities of Parent; (ii) enter into or agree, offer, propose or seek to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to Parent or any acquisition transaction for all or substantially all of the assets of Parent or any of its businesses; (iii) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined under Regulation 14A under the 1934 Act) to vote, or seek to advise or influence any Person with respect to the voting of, any voting securities of Parent, (iv) except as contemplated by Section 1.03 or Section 1.04, form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any voting securities of Parent; (v) except as contemplated by Section 1.01 and except pursuant to its ability (subject to Section 1.03 and Section 1.04) to vote shares of Parent Stock held by it, seek, propose or otherwise act alone or in concert with others, to influence or control the management, Board or policies of Parent; (vi) enter into any discussions, negotiations, arrangements or understandings with any other Person with respect to any of the foregoing activities or propose any of such activities to any other Person; (vii) advise, assist, knowingly encourage, act as a financing source for or otherwise invest in any other Person in connection with any of the foregoing activities; or (viii) disclose any intention, plan or arrangement inconsistent with any of the foregoing; provided, that nothing herein shall prohibit a Reduced Standstill Stockholder or any of its controlled Affiliates from (A) engaging in any of the activities referred to in clause (i) hereof so long as such activities are in the ordinary course of such Reduced Standstill Stockholder’s or its controlled Affiliate’s business and are not conducted for the purpose of obtaining control of or influencing or controlling the management, Board or policies of Parent or for the purpose of avoiding the effect of the standstill provisions contained in this Section 1.06 or (B) investing in or providing financing to or otherwise holding an interest in any Person that engages in any of the activities referred to in clauses (i) through (viii) hereof, so long as such investment, financing, or interest is made or obtained in the ordinary course of such Reduced Standstill Stockholder’s or its controlled Affiliate’s business (and not for the purpose of avoiding the effect of the standstill provisions contained in this Section 1.06), and such Person is not controlled by such Reduced Standstill Stockholder.

(b) Each Reduced Standstill Stockholder agrees that, during the Standstill Period, neither it nor any of its controlled Affiliates will, directly or indirectly: (i) request to Parent or its Representatives to amend or waive any provision of this Section 1.06 (including this sentence); or (ii) take any initiative with respect to Parent which would reasonably be expected to require Parent to make a public announcement regarding (A) any of the activities referred to in Section 1.06(a) or (B) the possibility of such Reduced Standstill Stockholder or any other Person (except as provided in clause (B) of the proviso to Section 1.06(a)) acquiring control of Parent, whether by means of a business combination or otherwise.

(c) Subject to Section 1.06(d), the restrictions set forth in Sections 1.06(a) and 1.06(b) shall not prohibit any Reduced Standstill Stockholder from engaging in one or more of the types of transactions referred to in Sections 1.06(a) and 1.06(b) in the event that: (i) Parent has entered into a definitive agreement with a third party with respect to a Business Combination Transaction; or (ii) a third party commences a tender offer or exchange offer (which would, if completed in accordance with its terms, result in a Business Combination Transaction) and, in the case of this clause (ii), either the Board of Directors of Parent has recommended such offer or not rejected such offer within ten business days after the announcement thereof.

(d) Notwithstanding anything to the contrary in this Agreement, if (i) a Business Combination Transaction with respect to which Parent has entered into a definitive agreement is terminated without the closing thereunder being consummated or (ii) a third party tender or exchange offer of the type described in clause (ii) of Section 1.06(c) is terminated without being consummated, then the provisions of this Section 1.06 shall once again thereafter apply in accordance with their terms and each Reduced Standstill Stockholder shall once again be subject to such provisions.

Section 1.07.  Limited Stockholder Standstill.

(a) Each Stockholder identified on Schedule 1.07 hereto (each, a “Limited Standstill Stockholder”) agrees that until the termination of the Standstill Period, neither such Limited Standstill Stockholder nor any of its controlled Affiliates will, directly or indirectly, unless invited to do so (on an unsolicited basis) by the Board (excluding the vote of any members of the Board appointed by the Stockholder Representative pursuant to this Agreement) in writing: (i) acquire, offer or propose to acquire, or agree or seek to acquire, by purchase or otherwise, any securities or direct or indirect rights or options to acquire any securities of Parent; (ii) enter into or agree, offer, propose or seek to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to Parent or any acquisition transaction for all or substantially all of the assets of Parent or any of its businesses; (iii) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined under Regulation 14A under the 1934 Act) to vote, or seek to advise or influence any Person with respect to the voting of, any voting securities of Parent, (iv) except as contemplated by Section 1.03 or Section 1.04, form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any voting securities of Parent; (v) except as contemplated by Section 1.01 and except pursuant to its ability (subject to Section 1.03 and Section 1.04) to vote shares of Parent Stock held by it, seek, propose or otherwise act alone or in concert with others, to influence or control the management, Board or policies of Parent; (vi) enter into any discussions, negotiations, arrangements or understandings with any other Person with respect to any of the foregoing activities or propose any of such activities to any other Person; (vii) advise, assist, knowingly encourage, act as a financing source for or otherwise invest in any other Person in connection with any of the foregoing activities; or (viii) disclose any intention, plan or arrangement inconsistent with any of the foregoing; provided, that nothing herein shall prohibit a Limited Standstill Stockholder or any of its controlled Affiliates from (A) engaging in any of the activities referred to in clauses (i), (iii), (iv), (vi), (vii) and (viii) (except, in the case of clauses (vi), (vii) and (viii), to the extent relating to clauses (ii) or (v)) hereof so long as such activities are in the ordinary course of such Limited Standstill Stockholder’s or its controlled Affiliate’s business and are not conducted for the purpose of obtaining control of or influencing or controlling the management, Board or policies of Parent or for the purpose of avoiding the effect of the standstill provisions contained in this Section 1.07 or (B) investing in or providing financing to or otherwise holding an interest in any Person that engages in any of the activities referred to in clauses (i) through (viii) hereof, so long as such investment, financing, or interest is made or obtained in the ordinary course of such Limited Standstill Stockholder’s or its controlled Affiliate’s business (and not for the purpose of avoiding the effect of the standstill provisions contained in this Section 1.07), and such Person is not controlled by such Limited Standstill Stockholder.

(b) Each Limited Standstill Stockholder agrees that, during the Standstill Period, neither it nor any of its controlled Affiliates will, directly or indirectly: (i) request to Parent or its Representatives to amend or waive any provision of this Section 1.07 (including this sentence); or (ii) take any initiative with respect to Parent which would reasonably be expected to require Parent to make a public announcement regarding (A) any of the activities referred to in Section 1.07(a) or (B) the possibility of such Limited Standstill Stockholder or any other Person (except as provided in clause (B) of the proviso to Section 1.07(a)) acquiring control of Parent, whether by means of a business combination or otherwise.

(c) Subject to Section 1.07(d), the restrictions set forth in Sections 1.07(a) and 1.07(b) shall not prohibit any Limited Standstill Stockholder from engaging in one or more of the types of transactions referred to in Sections 1.07(a) and 1.07(b) in the event that: (i) Parent has entered into a definitive agreement with a third party with respect to a Business Combination Transaction; or (ii) a third party commences a tender offer or exchange offer (which would, if completed in accordance with its terms, result in a Business Combination Transaction) and, in the case of this clause (ii), either the Board of Directors of Parent has recommended such offer or not rejected such offer within ten business days after the announcement thereof.

(d) Notwithstanding anything to the contrary in this Agreement, if (i) a Business Combination Transaction with respect to which Parent has entered into a definitive agreement is terminated without the closing thereunder being consummated or (ii) a third party tender or exchange offer of the type described in clause (ii) of Section 1.07(c) is terminated without being consummated, then the provisions of this Section 1.07 shall once again thereafter apply in accordance with their terms and each Limited Standstill Stockholder shall once again be subject to such provisions.

Section 1.08.  Irrevocable Proxy.  Each Stockholder hereby revokes any and all previous proxies granted with respect to its shares of Parent Stock. By entering into this Agreement, each ArcLight Fund hereby irrevocably grants a proxy appointing Parent as its attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.03 and Section 1.04 as Parent or its proxy or substitute shall, in Parent’s sole discretion, deem proper with respect to such ArcLight Fund’s shares of Parent Stock. Each ArcLight Fund hereby acknowledges and agrees that such proxy is coupled with an interest, constitutes, among other things, an inducement for Parent to enter into the Merger Agreement and this Agreement, is irrevocable (other than as provided in Section 4.04) and shall not be terminated by operation of law or otherwise upon the occurrence of any event (other than as provided in Section 4.04) and that no subsequent proxies with respect to the shares of Parent Stock shall be given (and if given shall not be effective). Each Stockholder shall cause all of its shares of Parent Stock to be represented, in person or by proxy, at all meetings of holders of Parent Stock of which such Stockholder has notice, so that such shares of Parent Stock may be counted for the purpose of determining the presence of a quorum at such meetings.

Section 1.09.  Stockholder Only.  Notwithstanding anything to the contrary contained herein, Parent agrees and acknowledges that (i) each Stockholder is entering into this Agreement in its individual capacity and (ii) none of the covenants or other agreements contained herein or provisions hereof shall in any way bind any Affiliates of such Stockholder, except as specifically provided herein. Parent agrees and acknowledges that this Section 1.09 is an integral part of the transactions contemplated hereby and the Stockholder would not enter into this Agreement without this Section 1.09.

ARTICLE 2

Representations and Warranties of the Stockholder

Each Stockholder (or, in the case of Section 2.06, each of the ArcLight Funds) hereby represents, warrants and covenants to Parent as follows as of the Effective Time:

Section 2.01.  Organization; Authorization.  If such Stockholder is not a natural person, such Stockholder is a Person that has been duly organized, is validly existing and, to the extent applicable, is in good standing under the laws of its jurisdiction of organization. The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby are within the corporate (or other entity) or individual powers of such Stockholder and have been duly authorized by all necessary corporate (or other entity) action. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform this Agreement. This Agreement constitutes a valid and binding Agreement of such Stockholder.

Section 2.02.  No Conflict; Required Filings and Consents.  (a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not: (i) conflict with or result in a breach of any organizational documents of such Stockholder, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to such Stockholder or by which it or any of such Stockholder’s properties or assets is bound or affected or (iii) require any consent or other action by any Person under, result in any breach of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to another party any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the property or assets of such Stockholder, including (without limitation) the Parent Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of such Stockholder’s properties or assets is bound or affected, with such exceptions, in the case of each of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the performance by the Stockholder of the Stockholder’s obligations under this Agreement (a “Stockholder MAE”). There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which such Stockholder is a trustee whose consent is required for either the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority. Such Stockholder does not have any other understanding in effect with respect to the voting or transfer of any Parent Shares except for the Registration Rights Agreement and the Escrow Agreement.

Section 2.03.  Litigation.  As of the date hereof, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal (foreign or domestic) or, to the knowledge of such Stockholder, threatened against such Stockholder, any of its properties or, if such Stockholder is an entity, any of its officers, directors, employees, partners or trustees in their capacities as such, that, individually or in the aggregate, would reasonably be expected to have a Stockholder MAE. As of the Effective Time, there is no judgment, decree or order against such Stockholder or, if such Stockholder is an entity, any of its officers, directors, employees, partners or trustees in their capacities as such, that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Stockholder MAE.

Section 2.04.  Title to Shares.  As of the Effective Time, such Stockholder is the record and beneficial owner of the Parent Shares it is entitled to receive pursuant to Article 2 of the Merger Agreement in respect of the shares of Company Stock set forth on Schedule 2.04(a) hereto and the shares of Company Stock to be issued upon conversion of the Company Convertible Debt Notes set forth on Schedule 2.04(a) hereto, free and clear of any Lien and free of any other limitation or restriction that would prevent such Stockholder from satisfying its obligations pursuant to this Agreement. With respect to Stockholders other than the ArcLight Funds, the Parent Shares are the only shares of Parent Stock owned of record or beneficially by such Stockholder or its controlled Affiliates as of the Effective Time. With respect to the ArcLight Funds, the Parent Shares are the only shares of Parent Stock owned of record or beneficially by such Stockholder, and any of its Affiliates as of the Effective Time. For the avoidance of doubt, the representations and warranties of Stockholders other than the ArcLight Funds in this Section 2.04 relate solely to the direct ownership of such Stockholder and its controlled Affiliates and such Stockholder shall not, for the purposes of this Section 2.04, be deemed the beneficial owner of any shares owned by any of its Affiliates that are not controlled Affiliates. The parties hereto agree that the representations made in this Section 2.04 shall not apply to the Stockholders with respect to the entities set forth on Schedule 2.04(b).

Section 2.05.  No Community Property Rights.  If such Stockholder is an individual and has a spouse, such Stockholder’s spouse is not entitled to any rights under any community property statute or other Applicable Law or agreement with respect to the Parent Shares owned by such Stockholder which would adversely affect the covenants made by such Stockholder pursuant to this Agreement.

Section 2.06.  Director Nominee Disclosure.  Each ArcLight Fund represents and warrants that (i) the information supplied by Robb E. Turner and John Erhard to Parent in the Director and Officer Questionnaire completed by such individual is accurate and complete, (ii) neither of such individuals, nor such ArcLight Fund or any of its Affiliates has, or has had at any time in the past three years, any relationship with Parent, the Company or any of their respective Subsidiaries except (A) as set forth in Section 4.26 of the Company Disclosure Schedule and (B) relationships as directors and holders of Company Stock and Company Convertible Debt Notes and (iii) as of the Effective Time, neither of such individuals will fail to be “independent” with respect to Parent under Section 303A.02(b) of the New York Stock Exchange Listed Company Manual (except to the extent that any such individual fails to satisfy the tests set forth in Sections 303A.02(b)(ii) or 303A.02(b)(v) of the New York Stock Exchange Listed Company Manual as a result of the relationships set forth on Section 4.26 of the Company Disclosure Schedule).

ARTICLE 3

Additional Covenants of the Parties

Section 3.01.  Lock-Up.

(a) From the Effective Time until the date that is 180 days after the Effective Time (the “Initial Lock-up Date”), each Stockholder agrees that it shall not, without Parent’s prior written consent (which consent shall be determined by the Board in its sole discretion, excluding the vote of any members of the Board appointed by the Stockholder Representative pursuant to this Agreement), Transfer any Parent Shares owned by it to any Person.

(b) From the Initial Lock-up Date until the date that is 270 days after the Effective Time (the “Second Lock-up Date”), each Stockholder agrees that it shall not, without Parent’s prior written consent (which consent shall be determined by the Board in its sole discretion, excluding the vote of any members of the Board appointed by the Stockholder Representative pursuant to this Agreement), Transfer more than 50% of the Parent Shares owned by it as of the Effective Time to any Person

(c) From the Second Lock-up Date until the date that is 360 days after the Effective Time, each Stockholder agrees that it shall not, without Parent’s prior written consent (which consent shall be determined by the Board in its sole discretion, excluding the vote of any members of the Board appointed by the Stockholder Representative pursuant to this Agreement), Transfer any shares to any Person to the extent that, when aggregated with any Transfers by such Stockholder permitted by Section 3.01(b), such Stockholder will have Transferred more than 75% of the Parent Shares owned by it as of the Effective Time.

(d) Notwithstanding clauses (a) through (c) of this Section 3.01, in the event that the Board determines to release any Stockholder from the provisions of this Section 3.01, each other Stockholder shall automatically be deemed released with respect to the same percentage of securities as the percentage of securities then held by the released Stockholder (and otherwise on the same terms and conditions).

Section 3.02.  Further Assurances.  Each of the parties hereto agrees to execute and deliver, or cause to be executed and delivered, all further documents and instruments and to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement, including to vest in Parent the power to carry out the provisions of Article 1 and this Article 3.

ARTICLE 4

General Provisions

Section 4.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission but not electronic mail) and shall be given,

(a) if to Parent, to:

Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141
Attention: Joseph W. Bean
Facsimile No.: (314) 275-3656

with a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
Attention: William L. Taylor
Facsimile No.: (212) 450-4800

(b) if to any Stockholder or to the Stockholder Representative, to the Stockholder Representative as follows:

with a copy to:

ArcLight Energy Partners Fund I, L.P.
ArcLight Energy Partners Fund II, L.P.
c/o ArcLight Capital Partners, LLC
152 West 57th Street, 53rd Floor
New York, NY 10019
Attention: Robb E. Turner
                 Senior Partner
Facsimile No.: 212-888-9275

and

ArcLight Energy Partners Fund I, L.P.
ArcLight Energy Partners Fund II, L.P.
c/o ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Attention: Christine M. Miller

                 Associate General Counsel
Facsimile No.: 617.867.4698

and

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10022
Attention: Sean C. Doyle, Esq.
Facsimile No.: (212) 735-2000

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 4.02.  Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 4.03.  Amendments and Waivers.  (a) Any provision of this Agreement (including any Schedule or Exhibit hereto) may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Parent, the Stockholder Representative and a number of Stockholders owning at least 66 2/3% of the Parent Shares owned by all Stockholders at such time, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that no amendment to any provision of Section 1.04, Section 1.05, Section 1.06, Section 1.07, Section 3.01, Section 4.03(a) shall be effective against any Stockholder without such Stockholder’s written consent and no amendment that is adverse to any Stockholder shall be effective without the consent of such Stockholder.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 4.04.  Effectiveness and Termination.  This Agreement shall become effective on the Effective Time (it being agreed and understood that if the Merger Agreement is terminated, this Agreement shall not become effective and shall become void and of no effect). After the Effective Time, this Agreement shall terminate on the earlier of (i) the written agreement of Parent and the Stockholder Representative and (ii) the date, if any, of the termination of the Standstill Period; provided that such termination shall not relieve any party hereto from any liability for breach of this Agreement occurring prior to any such termination.

Section 4.05.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 4.06.  Entire Agreement.  This Agreement supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 4.07.  Assignment.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that Parent may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an Affiliate without the consent of any Stockholder, but any such transfer or assignment shall not relieve Parent of its obligations hereunder (and in the event that such Person is no longer an Affiliate of Parent, any such rights and interests shall be automatically assigned or transferred to Parent).

Section 4.08.  Fees and Expenses.  All costs and expenses (including, without limitation, all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 4.09.  Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled (without the requirement to post bond) to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts provided for in Section 4.11, in addition to any other remedy to which they are entitled at law or in equity.

Section 4.10.   Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law principles.

Section 4.11.  Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 4.01 shall be deemed effective service of process on such party.

Section 4.12.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 4.13.  Counterparts; Third Party Beneficiaries.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Until and unless each party has received a counterpart of this Agreement signed by each of the other parties, this Agreement shall have no effect, and no party shall have any right or obligation under this Agreement (whether by virtue of any other oral or written agreement or other communication). This Agreement shall become effective when each party shall have received a counterpart hereof signed by the other parties. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. Any such counterpart may be delivered by facsimile or other electronic format (including “.pdf”).

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PATRIOT COAL CORPORATION

By:	/s/ Richard M. Whiting
Name: Richard M. Whiting

Title:	President and Chief Executive Officer

ARCLIGHT ENERGY PARTNERS FUND I, L.P.
and

ARCLIGHT ENERGY PARTNERS FUND II, L.P.,
acting jointly, as Stockholder Representative

ARCLIGHT ENERGY PARTNERS FUND I, L.P.

By:	ArcLight PEF GP, LLC, its
General Partner

By:	ArcLight Capital Holdings,
LLC, its Manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers

Title:	Manager

ARCLIGHT ENERGY PARTNERS FUND II, L.P.

By:	ArcLight PEF GP II, LLC,
its General Partner

By:	ArcLight Capital Holdings, LLC,
its Manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers

Title:	Manager

ARCLIGHT ENERGY PARTNERS FUND I, L.P.

By:	ArcLight PEF GP, LLC,
its General Partner

By:	ArcLight Capital Holdings, LLC,
its Manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers

Title:	Manager

/s/  Timothy Elliott
Timothy Elliott

ARCLIGHT ENERGY PARTNERS FUND II, L.P.

By:	ArcLight PEF GP II, LLC,
its General Partner

By:	ArcLight Capital Holdings, LLC, its Manager

By:	/s/ Daniel R. Revers
Name: Daniel R. Revers

Title:	Manager

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Ghislain Gauthier
Name: Ghislain Gauthier

Title:	Senior Vice-President

By:	/s/ Cyrille Vittecoq
Name: Cyrille Vittecoq

Title:	Vice-President, Investments

CASCADE INVESTMENT, L.L.C.

By:	/s/ Michael Larsor
Name: Michael Larsor

Title:	Business Manager

CITIGROUP CAPITAL PARTNERS II 2006
CITIGROUP INVESTMENT, L.P.

By:	Citigroup Private Equity LP,
its general partner

By:	/s/ Darren Friedman
Name: Darren Friedman

Title:	Vice President

CITIGROUP CAPITAL PARTNERS II EMPLOYEE MASTER FUND, L.P.

By:	Citigroup Private Equity LP, its
general partner

By:	/s/ Darren Friedman
Name: Darren Friedman

Title:	Vice President

CITIGROUP CAPITAL PARTNERS II ONSHORE, L.P.

By:	Citigroup Private Equity LP, its general partner

By:	/s/ Darren Friedman
Name: Darren Friedman
Title: Vice President

CITIGROUP CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.

By:	Citigroup Private Equity LP,
its general partner

By:	/s/ Darren Friedman
Name: Darren Friedman

Title:	Vice President

HOWARD HUGHES MEDICAL INSTITUTE

By:	/s/ Landis Zimmerman
Name: Landis Zimmerman

Title:	Vice President + Chief Investment Officer

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Howard Stern
Name: Howard Stern

Title:	Its Authorized Representative

THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY

By: The Stanford Management Company

By:	/s/ Mark H. Hayes
Name:     Mark H. Hayes

Title:	Manager of Natural
Resources Investments

/s/  Paul Vining
Paul Vining

/s/  David Turnbull
David Turnbull

/s/  Richard Verheij
Richard Verheij

/s/  Tom McQuade
Tom McQuade

/s/  B. Scott Spears
B. Scott Spears

/s/  Keith St. Clair
Keith St. Clair

/s/  Robert Bennett
Robert Bennett

/s/  Dwayne Francisco
Dwayne Francisco

Schedule 1.02(e)

The Northwestern Mutual Life Insurance Company

Schedule 1.04

Stockholder

Caisse de Dépôt et Placement du Québec
Howard Hughes Medical Institute

Schedule 1.06

LIST OF REDUCED STANDSTILL STOCKHOLDERS

Stockholder

Cascade Investment, L.L.C.
Citigroup Capital Partners II 2006 Citigroup Investment, L.P.
Citigroup Capital Partners II Employee Master Fund, L.P.
Citigroup Capital Partners II Onshore, L.P.
Citigroup Capital Partners II Cayman Holdings, L.P.
Howard Hughes Medical Institute
The Board of Trustees of The Leland Stanford Junior University

Schedule 1.07

LIST OF LIMITED STANDSTILL STOCKHOLDERS

Stockholder

Caisse de Dépôt et Placement du Québec

Schedule 2.04(a)

STOCKHOLDER SHARE OWNERSHIP

	Shares of Company	Company Convertible
	Stock Held by the	Debt Notes Held by
Stockholder Name	Stockholder(1)	the Stockholder

ARCLIGHT ENERGY PARTNERS FUND I, L.P.	17,843,448	$15,000,000.00
ARCLIGHT ENERGY PARTNERS FUND II, L.P.	9,300,554	$48,214,596.00
CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC	4,946,990	$9,600,000.00
CASCADE INVESTMENT, L.L.C.	4,946,990	$11,588,720.00
CITIGROUP CAPITAL PARTNERS II 2006 CITIGROUP INVESTMENT, L.P.	1,017,068	$2,382,601.53
CITIGROUP CAPITAL PARTNERS II EMPLOYEE MASTER FUND, L.P.	1,142,457	$2,676,285.57
CITIGROUP CAPITAL PARTNERS II ONSHORE, L.P.	515,792	$1,208,231.36
CITIGROUP CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.	646,263	$1,513,949.54
HOWARD HUGHES MEDICAL INSTITUTE	3,321,580	$7,585,617.00
THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY	3,321,580	$0.00
THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY	1,784,315	$0.00
PAUL VINING	549,787	$154,000.00
TIMOTHY ELLIOTT	338,022	$0.00
DAVID TURNBULL	122,870	$20,000.00
RICHARD VERHEIJ	202,974	$25,000.00
TOM MCQUADE	110,169	$0.00
B. SCOTT SPEARS	114,957	$11,000.00
KEITH ST. CLAIR	266,948	$0.00
ROBERT BENNETT	221,733	$0.00
DWAYNE FRANCISCO	335,629	$0.00

(1)	Subject to adjustment in the case of individuals in the event of net vesting of shares pursuant to the Stock Plan.

ANNEX C

Lehman Brothers
April 2, 2008
Board of Directors
Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, MO 63141

Members of the Board of Directors:

We understand that Patriot Coal Corporation (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Magnum Coal Company (“Magnum”) pursuant to which (i) Colt Merger Corporation, a wholly owned subsidiary of the Company (the “Merger Sub”) will merge with and into Magnum with Magnum surviving the merger and (ii) upon effectiveness of the merger, the issued and outstanding common stock of Magnum will be converted into the right to receive up to 11,901,729 shares of common stock of the Company (the “Consideration”). In addition, we understand that at the time the Proposed Transaction closes, the Company has estimated that Magnum will have approximately $150 million in debt net of unrestricted cash and cash equivalents that will, in effect, be assumed by the Company. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among the Company, Magnum, Merger Sub, and ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P. acting jointly as representative for the stockholders of Magnum identified therein. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and the summary set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration paid in the Proposed Transaction or otherwise.

In arriving at our opinion, we reviewed and analyzed: (1) the draft Agreement dated March 25, 2008 and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and Magnum that we believe to be relevant to our analysis, including, without limitation, the Annual Report on Form 10-K for the year ended December 31, 2007 for the Company; (3) financial and operating information with respect to the business, operations and prospects of Magnum furnished to us by Magnum and the Company, including (i) financial projections of Magnum prepared by management of Magnum and (ii) financial projections of Magnum prepared by management of the Company (the “Company’s Magnum Projections”); (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including (i) financial projections of the Company prepared by management of the Company (the “Company Projections”) and (ii) the amount and timing of the cost savings and operating synergies expected by the management of the Company to result from the Proposed Transaction (the “Expected Synergies”); (5) a comparison of the historical financial results and present financial condition of the Company and Magnum with each other and with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (7) the potential pro forma impact of the Proposed Transaction on the current financial condition and future financial performance of the Company, including the Expected Synergies; and (8) estimates of certain proved and probable reserves of Magnum conducted by third party reserve engineers dated February 29, 2008 (the “Reserve Report”). In addition, we have had discussions with the managements of the Company and Magnum concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of management of the Company and Magnum that they are not aware of any facts or circumstances that would make information relating to the Company or Magnum, as applicable, inaccurate or misleading. With respect to the Company’s Magnum Projections, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of Magnum and that the Company’s Magnum Projections are a reasonable basis upon which to evaluate the future financial performance of Magnum, and we have relied on the Company’s Magnum Projections in performing our analysis. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the Estimated Synergies, we have assumed that the amount and timing of Estimated Synergies are reasonable and, upon the advice of the Company, we also have assumed that the Estimated Synergies will be realized substantially in accordance with such estimates. With respect to the Reserve Report, we have discussed the Reserve Report with the management of the Company and upon advice of the Company, we have assumed that the Reserve Report is a reasonable basis upon which to evaluate the proved and probable reserve levels of Magnum as of such date. Upon advice of the Company, we have assumed that the final terms of the definitive Agreement will not differ in any material respects from the draft thereof furnished to and reviewed by us. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be paid by the Company in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Company and Magnum in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (i) acted as a lender under the Company’s $500 million credit facility and (ii) acted as a lender and the lead arranger for Magnum’s $260 million credit facility. In addition, we continue to act as administrative agent for Magnum’s existing credit facility and we receive customary fees in connection therewith. In the ordinary course of our business, we actively trade in the securities of the Company and Magnum for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

By: Robert Milius
Name:     Mr. Robert Milius

Title:	Managing Director

ANNEX D

April 2, 2008

Patriot Coal Corporation
Board of Directors of Patriot Coal Corporation
12312 Olive Boulevard
St. Louis MO 63141

Ladies and Gentlemen:

The Board of Directors (the “Board of Directors”) of Patriot Coal Corporation (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as an independent financial advisor to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Company of the Consideration (as defined below) to be paid by the Company in the contemplated transaction described below (the “Proposed Transaction”).

Description of the Proposed Transaction

The Proposed Transaction is a merger pursuant to the Agreement and Plan of Merger, dated as of April 2, 2008 (the “Merger Agreement”), by and among the Company, Colt Merger Corporation, a wholly owned subsidiary of the Company (“Merger Sub”), and Magnum Coal Company (the “Target”) to be entered into by and among the Company, Merger Sub and the Target. The Merger Agreement provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Target, as a result of which the Target will continue as the surviving corporation and will become a wholly owned subsidiary of the Company. As set forth more fully in the Merger Agreement, at the effective time of the Merger, except as provided in the Merger Agreement, each share of Target common stock (including restricted stock, whether vested or unvested, and shares of Target common stock issued upon conversion of the Company Convertible Debt Notes (as defined in the Merger Agreement)) outstanding immediately prior to the effective time shall be converted into the right to receive the Net Per Share Number (as defined in the Merger Agreement) of shares of the Company’s common stock, subject to the payment of cash in lieu of fractional shares of the Company’s common stock and to the withholding of Escrow Shares (as defined in the Merger Agreement) (the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of our Opinion included, but were not limited to, the items summarized below:

  1. Reviewed the following documents:

a.	Certain publicly available financial statements and other business and financial information of the Company and the industries in which it operates;

b.	Certain internal financial statements and other financial and operating data concerning the Company and the Target, respectively, including, without limitation, that which the Company and the Target have respectively identified as being the most current financial statements available;

Board of Directors
Patriot Coal Corporation
April 2, 2008

c.	Certain financial forecasts, as well as information relating to certain strategic, financial and operational benefits anticipated from the Proposed Transaction, prepared by the management of the Company;

d.	Certain financial forecasts prepared by the management of Target, as adjusted by the management of the Company;

e.	A draft of the Merger Agreement dated March 25, 2008;

2.	Discussed the operations, financial conditions, future prospects and projected operations and performance of the Company and the Target, respectively, with the management of the Company and discussed the Proposed Transaction with the management of the Company;

3.	Reviewed the historical trading price and trading volume of the Company’s common stock, and the publicly traded securities of certain other companies that we deemed relevant;

4.	Compared the financial performance of the Company and the Target with those of certain other publicly traded companies that we deemed relevant;

5.	Compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other business combination transactions that we deemed relevant; and

6.	Conducted such other analyses and considered such other factors as we deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

To the extent that any of the assumptions set forth below or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon. In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with your consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Assumed that any estimates, evaluations, forecasts and projections (financial or otherwise) (including, without limitation, as to the strategic, financial and operational benefits anticipated from the Proposed Transaction (the “Strategic Benefits”) and including, without limitation, as to projections by the Company’s management and industry sources as to future coal prices) furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and we have further assumed that the Strategic Benefits will be realized at the times and in the amounts projected by the Company;

3.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

4.	Assumed that information supplied to Duff & Phelps and representations and warranties made in the Merger Agreement are accurate in all material respects and that each party will perform in all material respects all covenants and agreements required to be performed by such party;

5.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any material amendments thereto or any waivers of any terms or conditions thereof;

Board of Directors
Patriot Coal Corporation
April 2, 2008

6.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction;

7.	Assumed and relied upon, without verification, the accuracy and adequacy of the legal advice given by counsel to the Company on all legal matters with respect to the Proposed Transaction;

8.	Assumed all procedures required by law to be taken in connection with the Proposed Transaction have been or will be duly, validly and timely taken and that the Proposed Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable statutes, rules and regulations;

9.	Assumed that the Proposed Transaction will be treated as a tax-free transaction for United States federal income tax purposes;

10.	Relied upon, without independent verification, representations by management of the Company and any third-party estimates as to the expenses and annual cash costs of certain liabilities of the Company and Target associated with (i) reclamation of mines, (ii) health care benefits for past and present work force, (iii) workers’ compensation claims for compensable work-related injuries and occupational disease, and (iv) federally mandated benefits for occupational disease (collectively, the “Legacy Liabilities”); and

11.	Assumed that there would be no material change in regulations governing the production of coal, regulations that would restrict key users of coal (i.e., coal-fired power plants, etc.) from utilizing coal as an input, or regulations that would materially increase the expected cash obligations related to Legacy Liabilities.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, or solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (b) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger Agreement and the Proposed Transaction, or (c) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of the Company common stock or Target common stock after announcement of the Proposed Transaction. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, or with respect to the fairness of any such compensation.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Board of Directors
Patriot Coal Corporation
April 2, 2008

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Board of Directors in connection with, and for the purposes of, the Board of Director’s evaluation of the Proposed Transaction from a financial point of view and does not address any other aspect of the Proposed Transaction, and may not translate to any other purposes. This Opinion does not address the relative merits of the Proposed Transaction as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Proposed Transaction. This Opinion is not a recommendation as to how the Board of Directors, any stockholder or any other person or entity should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the Consideration to be paid is the best possibly attainable under any circumstances. Instead, it merely states whether the Consideration proposed to be paid in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion may be included in its entirety in any proxy statement distributed to stockholders of the Company in connection with the Proposed Transaction or other document required by law or regulation to be filed with the Securities and Exchange Commission, and you may summarize or otherwise reference the existence of this Opinion in such documents, provided that any such summary or reference language shall be subject to the prior written approval by Duff & Phelps. Except as described above, without our prior consent, this Opinion may not be quoted from or referred to, in whole or in part, in any written document or used for any other purpose.

Duff & Phelps has acted as financial advisor to the Board of Directors, and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in the Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the engagement letter between the Company and Duff & Phelps, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Board of Directors that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated, provided, however, we do note that Duff & Phelps provided a solvency opinion to the board of directors of Peabody Energy Corporation related to the October 31, 2007 spin-off of the Company. This Opinion has been approved by the internal opinion committee of Duff & Phelps.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the Consideration to be paid by the Company in the Proposed Transaction is fair, from a financial point of view, to the Company.

Respectfully submitted,

ANNEX E

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Patriot Coal Corporation

We have audited the accompanying consolidated balance sheets of Patriot Coal Corporation (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity(deficit), and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of KE Ventures (an LLC in which the Company had a 73.9% ownership interest for 2006 and 49% for 2005) for the years ended December 31, 2006 and 2005. KE Ventures, LLC was a consolidated entity as of December 31, 2006 and for the year ended December 31, 2006. KE Ventures, LLC’s total assets were $85 million as of December 31, 2006, and total revenues were $103.8 million for the year ended December 31, 2006. KE Ventures, LLC was an investee for the year ended December 31, 2005. In the consolidated financial statements, the Company’s equity in net income of KE Ventures, LLC was stated at $16.9 million for the year ended December 31, 2005. KE Ventures, LLC’s statements as of December 31, 2006, and for the two years in the period ended December 31, 2006, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for KE Ventures, LLC, is based solely on the reports of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patriot Coal Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 14 and 16 to the consolidated financial statements, on December 31, 2006, the Company changed its method of accounting for post retirement and post employment benefits.

/s/  Ernst & Young LLP

St. Louis, Missouri
February 29, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
KE Ventures, LLC

In our opinion, the consolidated balance sheets and the related consolidated statements of operations, of members’ capital and of cash flows (not presented herein) present fairly, in all material respects, the financial position of KE Ventures, LLC (the “Company”) and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 19, 2007

PATRIOT COAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands, except
	share and per share data)

Revenues
Sales	$1,069,316	$1,142,521	$960,901
Other revenues	4,046	5,398	17,376

Total revenues	1,073,362	1,147,919	978,277
Costs and expenses
Operating costs and expenses	1,109,315	1,051,932	869,163
Depreciation, depletion and amortization	85,640	86,458	65,972
Asset retirement obligation expense	20,144	24,282	15,572
Selling and administrative expenses	45,137	47,909	57,123
Other operating income:
Net gain on disposal or exchange of assets	(81,458)	(78,631)	(57,042)
Income from equity affiliates	(63)	(60)	(15,578)

Operating profit (loss)	(105,353)	16,029	43,067
Interest expense	8,337	11,419	9,833
Interest income	(11,543)	(1,417)	(1,553)

Income (loss) before income taxes and minority interests	(102,147)	6,027	34,787
Income tax provision	—	8,350	—
Minority interests	4,721	11,169	—

Net income (loss)	(106,868)	(13,492)	34,787
Effect of minority purchase arrangement	(15,667)	—	—

Net income (loss) attributable to common stockholders	$(122,535)	$(13,492)	$34,787

Weighted average shares outstanding, basic and diluted	26,570,940	N/A	N/A
Earnings per share, basic and diluted:
Net loss	$(4.02)	N/A	N/A
Effect of minority purchase arrangement	(0.59)	N/A	N/A

Net loss attributable to common stockholders	$(4.61)	N/A	N/A

See accompanying notes to the consolidated financial statements.

PATRIOT COAL CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
	(Dollars in thousands, except share data)

ASSETS
Current assets
Cash and cash equivalents	$5,983	$398
Accounts receivable and other, net of allowance for doubtful accounts of $251 and $252 as of December 31, 2007 and 2006, respectively	125,985	31,583
Net receivable from former affiliates	—	141,021
Inventories	31,037	34,692
Prepaid expenses and other current assets	6,214	7,004

Total current assets	169,219	214,698
Property, plant, equipment and mine development
Land and coal interests	689,338	628,569
Buildings and improvements	282,703	270,990
Machinery and equipment	330,338	377,693
Less accumulated depreciation, depletion and amortization	(426,090)	(434,565)

Property, plant, equipment and mine development, net	876,289	842,687
Notes receivable	126,381	52,975
Investments and other assets	27,948	67,821

Total assets	$1,199,837	$1,178,181

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Current maturities of long-term debt	$927	$—
Trade accounts payable	66,811	53,573
Accrued expenses	116,781	162,871

Total current liabilities	184,519	216,444
Long-term debt	11,438	20,722
Note payable to former affiliate	—	62,000
Asset retirement obligations	134,364	139,703
Workers’ compensation obligations	192,730	207,860
Accrued postretirement benefit costs	527,315	1,139,017
Obligation to industry fund	31,064	25,626
Other noncurrent liabilities	36,091	40,483

Total liabilities	1,117,521	1,851,855
Minority interests	—	16,153
Stockholders’ equity (deficit):
Common stock ($0.01 par value; 100,000,000 shares authorized; 26,758,768 shares issued and outstanding at December 31, 2007)	268	—
Additional paid-in capital	189,451	—
Retained earnings (deficit)	(33,363)	—
Accumulated other comprehensive loss	(74,040)	(322,121)
Former Parent’s equity (deficit)	—	(367,706)

Total stockholders’ equity (deficit)	82,316	(689,827)

Total liabilities and stockholders’ equity (deficit)	$1,199,837	$1,178,181

See accompanying notes to the consolidated financial statements.

PATRIOT COAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)

Cash Flows From Operating Activities
Net income (loss)	$(106,868)	$(13,492)	$34,787
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	85,640	86,458	65,972
Net gain on disposal or exchange of assets	(81,458)	(78,631)	(57,042)
Stock-based compensation expense	1,299	—	—
Income from equity affiliates	(63)	(60)	(15,578)
Dividends received from equity investments	—	9,935	7,552
Minority interest	4,721	11,169	—
Changes in current assets and liabilities, net of acquisitions:
Accounts receivable	(19,058)	2,043	4,844
Inventories	3,655	(7,998)	(4,497)
Other current assets	790	(3,769)	1,247
Accounts payable and accrued expenses	10,828	(10,932)	(6,596)
Interest on notes receivable	(10,013)	(876)	—
Asset retirement obligations	4,473	3,006	(13,465)
Workers’ compensation obligations	6,654	(3,163)	3,011
Accrued postretirement benefit costs	22,264	4,677	11,273
Obligation to industry fund	7,286	(2,253)	(3,033)
Other, net	(9,849)	(16,855)	(10,652)

Net cash provided by (used in) operating activities	(79,699)	(20,741)	17,823

Cash Flows From Investing Activities
Additions to property, plant, equipment and mine development	(55,594)	(80,224)	(75,151)
Acquisitions, net	(47,733)	(44,538)	—
Additions to advance mining royalties	(3,964)	(6,065)	(6,094)
Proceeds from disposal of assets, net of notes receivable	29,426	48,168	13,496
Net change in receivables from/payables to former affiliates	132,586	84,652	38,220

Net cash provided by (used in) investing activities	54,721	1,993	(29,529)

Cash Flows From Financing Activities
Contribution from former Parent	43,647	44,538	—
Long-term debt payments	(8,358)	(23,792)	—
Issuance of notes payable	—	—	11,459
Credit facility origination fees	(4,726)	—	—
Distribution to minority interests	—	(2,119)	—

Net cash provided by financing activities	30,563	18,627	11,459

Net increase (decrease) in cash and cash equivalents	5,585	(121)	(247)
Cash and cash equivalents at beginning of year	398	519	766

Cash and cash equivalents at end of year	$5,983	$398	$519

See accompanying notes to the consolidated financial statements.

PATRIOT COAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

				Accumulated
		Additional	Retained	Other	Former
	Common	Paid-in	Earnings	Comprehensive	Parent’s
	Stock	Capital	(Deficit)	Loss	Equity	Total
	(Dollars in thousands)

December 31, 2004	$—	$—	$—	$—	$(1,200,284)	$(1,200,284)
Net income	—	—	—	—	34,787	34,787
Dividend from subsidiary of former Parent	—	—	—	—	766,745	766,745

December 31, 2005	—	—	—	—	(398,752)	(398,752)
Net loss	—	—	—	—	(13,492)	(13,492)
SFAS No. 158 adoption impact of postretirement plans and workers’ compensation obligations (net of taxes of $0):
Accumulated actuarial loss	—	—	—	(318,614)	—	(318,614)
Prior service cost	—	—	—	(3,507)	—	(3,507)
Contribution from former Parent	—	—	—	—	44,538	44,538

December 31, 2006	—	—	—	(322,121)	(367,706)	(689,827)
Net loss	—	—	(33,363)	—	(73,505)	(106,868)
Postretirement plans and workers’ compensation obligations (net of taxes of $0):
Changes in accumulated actuarial loss	—	—	—	70,278	—	70,278
Changes in prior service cost	—	—	—	12,469	—	12,469

Total comprehensive loss						(24,121)
Contributions from former Parent	—	—	—	—	13,647	13,647
Consummation of spin-off transaction on October 31, 2007	266	188,152	—	165,334	427,564	781,316
Stock based compensation	—	1,299	—	—	—	1,299
Stock grants to employees	2	—	—	—	—	2

December 31, 2007	$268	$189,451	$(33,363)	$(74,040)	$—	$82,316

See accompanying notes to the consolidated financial statements.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007

(1)	Consummation of Spin-off Transaction and Basis of Presentation

Consummation of Spin-off Transaction

On October 31, 2007, Patriot Coal Corporation (Patriot) was spun-off from Peabody Energy Corporation (Peabody). Patriot includes coal assets in Appalachia and the Illinois Basin and operations in West Virginia and Kentucky. The spin-off was accomplished through a dividend of all outstanding shares of Patriot, resulting in Patriot becoming a separate, public-traded company traded on the New York Stock Exchange (symbol PCX). Distribution of the Patriot stock to Peabody’s stockholders occurred on October 31, 2007, at a ratio of one share of Patriot stock for every 10 shares of Peabody stock. The distribution on October 31, 2007 also included a net contribution from Peabody of $781.3 million, which reflected the following:

•	retention by Peabody of certain retiree healthcare liabilities of $615.8 million;

•	the forgiveness of the outstanding intercompany payables to Peabody on October 31, 2007 of $81.5 million;

•	the retention by Patriot of trade accounts receivable at October 31, 2007, previously recorded through intercompany receivables, of $68.6 million;

•	a $30.0 million cash contribution;

•	the retention by Peabody of assets and asset retirement obligations related to certain Midwest mining operations of a net $8.1 million;

•	less the transfer of intangible assets of $22.7 million related to purchased contract rights for a supply contract retained by Peabody.

Basis of Presentation

Effective October 31, 2007, Patriot was spun-off from Peabody and became a separate, publicly-traded company. All significant transactions, profits and balances have been eliminated between Patriot and its subsidiaries.

The information discussed below primarily relates to Patriot’s historical results and may not necessarily reflect what its financial position, results of operations and cash flows will be in the future or would have been as a stand-alone company. Upon the completion of the spin-off, Patriot’s capital structure was changed significantly. At the spin-off date Patriot entered into various operational agreements with Peabody, including certain on-going agreements that enhance both the financial position and cash flows of Patriot. Such agreements include the assumption by Peabody of certain retiree healthcare liabilities and the repricing of a major coal supply agreement to be more reflective of the then current market pricing for similar quality coal.

Patriot operates in two domestic coal segments; Appalachia and the Illinois Basin (see Note 20).

(2)	Summary of Significant Accounting Policies

Description of Business

Patriot is engaged in the mining of thermal coal for sale primarily to electric utilities and metallurgical coal for sale to steel mills and independent coke producers. Patriot’s mining operations are located in the eastern United States, primarily in Appalachia and the Illinois Basin.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sales

Patriot’s revenue from coal sales is realized and earned when risk of loss passes to the customer. Coal sales are made to customers under the terms of supply agreements, most of which are long-term (greater than one year). Under the typical terms of these coal supply agreements, title and risk of loss transfer to the customer at the mine, where coal is loaded onto the rail, barge, truck or other transportation source that delivers coal to its destination. Shipping and transportation costs are generally borne by the customer. In relation to export sales, Patriot holds inventories at port facilities where title and risk of loss do not transfer until the coal is loaded to an ocean-going vessel. The Company incurs certain “add-on” taxes and fees on coal sales. Coal sales are reported including taxes and fees charged by various federal and state governmental bodies.

Other Revenues

Other revenues include royalties related to coal lease agreements and farm income. Royalty income generally results from the lease or sublease of mineral rights to third parties, with payments based upon a percentage of the selling price or an amount per ton of coal produced. Certain agreements require minimum annual lease payments regardless of the extent to which minerals are produced from the leasehold, although revenue is only recognized on these payments as the mineral is mined. The terms of these agreements generally range from specified periods of 5 to 15 years, or can be for an unspecified period until all reserves are depleted.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, which approximates fair value. Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Inventories

Materials and supplies and coal inventory are valued at the lower of average cost or market. Saleable coal represents coal stockpiles that will be sold in current condition. Raw coal represents coal stockpiles that may be sold in current condition or may be further processed prior to shipment to a customer. Coal inventory costs include labor, supplies, equipment, operating overhead and other related costs.

Property, Plant, Equipment and Mine Development

Property, plant, equipment and mine development are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period, including $0.5 million, $0.3 million and $0.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Expenditures which extend the useful lives of existing plant and equipment assets are capitalized. Maintenance and repairs are charged to operating costs as incurred. Costs incurred to develop coal mines or to expand the capacity of operating mines are capitalized. Costs incurred to maintain current production capacity at a mine and exploration expenditures are charged to operating costs as incurred, including costs related to drilling and study costs incurred to convert or upgrade mineral resources to reserves. Costs to acquire computer hardware and the development and/or purchase of software for internal use are capitalized and depreciated over the estimated useful lives.

Coal reserves are recorded at cost, or at fair value in the case of acquired businesses. Coal reserves are included in “Land and coal interests”. As of December 31, 2007 and 2006, the net book value of coal reserves totaled $545.5 and $436.2 million, respectively. These amounts included $287.6 and $302.6 million at December 31, 2007 and 2006, respectively, attributable to properties where the Company was not currently engaged in mining operations or leasing to third parties and, therefore, the coal reserves are not currently

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

being depleted. Included in the book value of coal reserves are mineral rights for leased coal interests including advance royalties, and the net book value of these mineral rights was $380.1 million and $272.8 million at December 31, 2007 and 2006, respectively. The remaining net book value of the coal reserves of $165.4 million and $163.4 million at December 31, 2007 and 2006, respectively, relates to coal reserves held by fee ownership.

Depletion of coal reserves and amortization of advance royalties are computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base. Mine development costs are principally amortized ratably over the estimated lives of the mines.

Depreciation of plant and equipment (excluding life of mine assets) is computed ratably over the estimated useful lives as follows:

Years

Building and improvements	10 to 20
Machinery and equipment	1 to 30
Leasehold improvements	Shorter of life of asset, mine or lease

In addition, certain plant and equipment assets associated with mining are depreciated ratably over the estimated life of the mine. Remaining lives vary from 1 to 22 years. The charge against earnings for depreciation of property, plant, equipment and mine development was $60.3 million, $65.1 million and $46.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Intangible Assets

On a gross basis, intangible assets consisting of royalty rights totaled $21.2 million at December 31, 2007 and 2006, with accumulated amortization at December 31, 2007 and 2006 of $4.1 million and $1.4 million, respectively. In addition to these royalty rights, Patriot had gross purchased contract rights of $58.9 million with accumulated amortization of $34.5 million that were included in the December 31, 2006 intangible assets balance. In connection with the spin-off, all purchased contract rights remained with Peabody except for $6.2 million gross purchased contract rights, associated with the KE Ventures, LLC acquisition (see Note 6), with accumulated amortization of $2.0 million. The charge against earnings for amortization of these intangibles was $6.5 million, $4.0 million and $4.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. These intangibles are included in “Investments and other assets” and are amortized on a per-ton basis. Intangibles are also subject to evaluation for potential impairment if an event occurs or a change in circumstances indicates the carrying amount may not be recoverable.

Joint Ventures

The Company applies the equity method to investments in joint ventures when it has the ability to exercise significant influence over the operating and financial policies of the joint venture. Investments accounted for under the equity method are initially recorded at cost, and any difference between the cost of the Company’s investment and the underlying equity in the net assets of the joint venture at the investment date is amortized over the lives of the related assets that gave rise to the difference. The Company’s pro rata share of earnings from joint ventures and basis difference amortization are reported in the consolidated statement of operations in “Income from equity affiliates.” The book values of the Company’s equity method investments as of December 31, 2007 and 2006 were $0.7 million and $0.6 million, respectively, and are reported in “Investments and other assets” in the consolidated balance sheets. In 2005, the Company’s investment in joint ventures consisted primarily of one significant subsidiary, KE Ventures, LLC. In 2006, KE Ventures, LLC became a consolidated subsidiary.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Asset Retirement Obligations

Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143) addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company’s asset retirement obligations (ARO) primarily consist of spending estimates related to reclaiming surface land and support facilities at both surface and underground mines in accordance with federal and state reclamation laws as defined by each mining permit.

ARO liabilities for final reclamation and mine closure are estimated based upon detailed engineering calculations of the amount and timing of the future cash spending for a third-party to perform the required work. Spending estimates are escalated for inflation and then discounted at the credit-adjusted, risk-free rate. Patriot records an ARO asset associated with the discounted liability for final reclamation and mine closure. The obligation and corresponding asset are recognized in the period in which the liability is incurred. The ARO asset is amortized on the units-of-production method over its expected life and the ARO liability is accreted to the projected spending date. As changes in estimates occur (such as mine plan revisions, changes in estimated costs or changes in timing of the performance of reclamation activities), the revisions to the obligation and asset are recognized at the appropriate credit-adjusted, risk-free rate. The Company also recognizes an obligation for contemporaneous reclamation liabilities incurred as a result of surface mining. Contemporaneous reclamation consists primarily of grading, topsoil replacement and re-vegetation of backfilled pit areas.

Environmental Liabilities

Included in “Other noncurrent liabilities” are accruals for other environmental matters that are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted. In general, costs related to environmental remediation are charged to expense.

Income Taxes

Income taxes are accounted for using a balance sheet approach in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109). Deferred income taxes are accounted for by applying statutory tax rates in effect at the date of the balance sheet to differences between the book and tax basis of assets and liabilities. A valuation allowance is established if it is “more likely than not” that the related tax benefits will not be realized. In determining the appropriate valuation allowance, projected realization of tax benefits is considered based on expected levels of future taxable income, available tax planning strategies and the overall deferred tax position.

SFAS No. 109 specifies that the amount of current and deferred tax expense for an income tax return group shall be allocated among the members of that group when those members issue separate financial statements. For purposes of the financial statements, Patriot’s income tax expense has been recorded as if it filed a consolidated tax return separate from Peabody, notwithstanding that a majority of the operations were historically included in the U.S. consolidated income tax return filed by Peabody. Patriot’s valuation allowance was also determined on the separate tax return basis. Additionally, Patriot’s tax attributes (i.e. net operating losses and AMT credits) have been determined based on U.S. consolidated tax rules describing the apportionment of these items upon departure (i.e. spin-off) from the Peabody consolidated group.

Peabody was managing its tax position for the benefit of its entire portfolio of businesses. Peabody’s tax strategies were not necessarily reflective of the tax strategies that Patriot would have followed or will follow as a stand-alone company, nor were they necessarily strategies that optimized the Company’s stand-alone

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

position. As a result, Patriot’s effective tax rate as a stand-alone entity may differ significantly from those prevailing in historical periods.

Postretirement Healthcare Benefits

Postretirement benefits other than pensions are accounted for in accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (SFAS No. 106), which requires the costs of benefits to be provided to be accrued over the employees’ period of active service. These costs are determined on an actuarial basis. As a result of the adoption of SFAS No. 158 on December 31, 2006, the consolidated balance sheets as of December 31, 2007 and 2006 fully reflect the funded status of postretirement benefits.

Multi-Employer Benefit Plans

The Company has an obligation to contribute to two plans established by the Coal Industry Retiree Health Benefits Act of 1992 (the Coal Act) — the “Combined Fund” and the “1992 Benefit Plan.” A third fund, the 1993 Benefit Fund (the 1993 Benefit Plan), was established through collective bargaining, but is now a statutory plan under legislation passed in 2006. The Combined Fund obligations are accounted for in accordance with Emerging Issues Task Force No. 92-13, “Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992,” as determined on an actuarial basis. The 1992 Benefit Plan and the 1993 Benefit Plan qualify as multi-employer plans under SFAS No. 106, and expense is recognized as contributions are made.

Pension Plans

Prior to the spin-off, Patriot participated in a non-contributory defined benefit pension plan (the Pension Plan) accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS No. 87), which requires that the cost to provide the benefits be accrued over the employees’ period of active service. The Pension Plan was sponsored by one of Peabody’s subsidiaries and covered certain U.S. salaried employees and eligible hourly employees of Peabody. In connection with the spin-off, Patriot employees no longer participate in a defined benefit pension plan, and Patriot did not retain any of the assets and liabilities for the Pension Plan. Accordingly the assets and liabilities of the Pension Plan are not allocated to Patriot and are not presented in the accompanying balance sheets. However, annual contributions to the Pension Plan were made as determined by consulting actuaries based upon the Employee Retirement Income Security Act of 1974 minimum funding standard. Patriot recorded expense of $1.1 million, $3.7 million, and $4.5 million for the years ended December 31, 2007, 2006 and 2005, respectively, as a result of its participation in the Pension Plan, reflecting Patriot’s proportional share of Peabody’s expense based on the number of plan participants.

Patriot also participates in two multi-employer pension plans, the United Mine Workers of America 1950 Pension Plan (the 1950 Plan) and the United Mine Workers of America 1974 Pension Plan (the 1974 Plan). These plans qualify as multi-employer plans under SFAS No. 87, and expense is recognized as contributions are made. See Note 15 for additional information.

Postemployment Benefits

Postemployment benefits are provided to qualifying employees, former employees and dependents, and Patriot accounts for these items on the accrual basis in accordance with SFAS No. 112 “Employers’ Accounting for Postemployment Benefits.” Postemployment benefits include workers’ compensation occupational disease, which is accounted for on the actuarial basis over the employees’ periods of active service; workers’ compensation traumatic injury claims, which are accounted for based on estimated loss rates applied to payroll and claim reserves determined by independent actuaries and claims administrators; disability income benefits, which are accrued when a claim occurs; and continuation of medical benefits, which are

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized when the obligation occurs. As a result of the adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158) on December 31, 2006, the Company’s consolidated balance sheets as of December 31, 2007 and December 31, 2006 fully reflect the funded status of postemployment benefits.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In particular, Patriot has significant long-term liabilities relating to retiree healthcare and work-related injuries and illnesses. Each of these liabilities is actuarially determined and uses various actuarial assumptions, including the discount rate and future cost trends, to estimate the costs and obligations for these items. In addition, the Company has significant asset retirement obligations that involve estimations of costs to remediate mining lands and the timing of cash outlays for such costs. If these assumptions do not materialize as expected, actual cash expenditures and costs incurred could differ materially from current estimates. Moreover, regulatory changes could increase the obligation to satisfy these or additional obligations.

Finally, in evaluating the valuation allowance related to deferred tax assets, various factors are taken into account, including the expected level of future taxable income and available tax planning strategies. If actual results differ from the assumptions made in the evaluation of the valuation allowance, a change in valuation allowance may be recorded through income tax expense in the period such determination is made.

Impairment of Long-Lived Assets

Impairment losses on long-lived assets used in operations are recorded when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets under various assumptions are less than the carrying amounts of those assets. Impairment losses are measured by comparing the estimated fair value of the impaired asset to its carrying amount. There were no impairment losses recorded during the periods covered by the consolidated financial statements.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments as of December 31, 2007 and 2006:

•	Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses have carrying values which approximate fair value due to the short maturity or the financial nature of these instruments.

•	The fair value of notes receivable approximates the carrying value as of December 31, 2007 and 2006.

•	The fair value of net payables to former affiliates approximated the carrying value as of December 31, 2006.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

New Accounting Pronouncements

FASB Statement No. 157

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measures. SFAS No. 157 clarifies that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The Company is still determining the impact, if any, the adoption of SFAS No. 157 will have on the results of operations, financial position, and liquidity however, at this time, the Company does not expect the impact to be material.

FASB Statement No. 159

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Entities electing the fair value option will be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with each item for which the fair value option is elected. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The impact the adoption of SFAS No. 159 will have on the results of operations, financial position and liquidity, if any, is still being determined; however, at this time, the Company does not expect the impact to be material.

FASB Statement No. 160

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for (1) noncontrolling interests in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. SFAS No. 160 requires noncontrolling interests (minority interests) to be reported as a separate component of equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption is not allowed. The Company is in the process of determining the effect, if any, the adoption of SFAS No. 160 will have on the results of operations, financial position and liquidity; however, at this time, the Company does not expect the impact to be material.

FASB Statement No. 141(R)

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” (SFAS No. 141(R)) which replaces SFAS No. 141. SFAS No. 141(R) significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. This statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (January 1, 2009 for the Company). The adoption of SFAS No. 141(R) will only impact the Company’s financial statements to the extent any acquisitions are made on or subsequent to January 1, 2009.

(3)	Risk Management and Financial Instruments

Patriot is exposed to various types of risk in the normal course of business, including fluctuations in commodity prices and interest rates. These risks are actively monitored to ensure compliance with the Company’s risk management policies. The Company manages its commodity price risk related to the sale of coal through the use of long-term, fixed-price contracts, rather than financial instruments.

Credit Risk

Patriot’s concentration of credit risk is substantially with Peabody and utility customers. Patriot sells the majority of its production through a marketing affiliate of Peabody at prices paid by third-party customers (see Note 17 for additional discussion of related party transactions). Allowance for doubtful accounts was $0.3 million at December 31, 2007 and 2006. The Company also has $133.3 million in notes receivable as of December 31, 2007 outstanding from counterparties from the sale of coal reserves and surface lands discussed in Note 4. Each of these notes contain a cross-collaterization provision secured primarily by the underlying coal reserves and surface lands.

The Company’s policy is to independently evaluate each customer’s creditworthiness prior to entering into transactions and to constantly monitor the credit extended. In the event that a transaction occurs with a counterparty that does not meet the Company’s credit standards, the Company may protect its position by requiring the counterparty to provide appropriate credit enhancement. When appropriate, steps have been taken to reduce credit exposure to customers or counterparties whose credit has deteriorated and who may pose a higher risk, as determined by the credit management function, of failure to perform under their contractual obligations. These steps include obtaining letters of credit or cash collateral, requiring prepayments for shipments or the creation of customer trust accounts held for the Company’s benefit to serve as collateral in the event of failure to pay.

Employees

As of December 31, 2007, Patriot had approximately 2,300 employees. As of December 31, 2007, approximately 61% of the employees at company operations were represented by an organized labor union and they generated approximately 49% of the 2007 sales volume. Relations with its employees and, where applicable, organized labor are important to the Company’s success. Union labor is represented by the United Mine Workers of America (UMWA). The approximately 350 represented workers at the Illinois Basin Highland Mine operate under a contract that expires on December 31, 2011 and this mine generated approximately 19% of the 2007 coal production. The remainder of the Company’s represented workers are in Appalachia and operate under a labor agreement also expiring December 31, 2011.

(4)	Net Gain on Disposal or Exchange of Assets and Other Commercial Events

In 2007, Patriot sold approximately 88 million tons of coal reserves and surface land located in Kentucky and the Big Run Mine for cash of $26.5 million and notes receivable of $69.4 million which resulted in a gain of $78.5 million.

During 2006, Patriot sold coal reserves and surface land located in Kentucky and West Virginia for proceeds of $84.9 million including cash of $31.8 million and notes receivable of $53.1 million which resulted

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in a gain of $66.6 million. The gain from these transactions is included in “Net gain on disposal or exchange of assets” in the consolidated statements of operations.

In the third quarter of 2005, Peabody exchanged certain steam coal reserves for steam and metallurgical coal reserves as part of a contractual dispute settlement between Peabody and a third-party. Under the settlement, Peabody received $10.0 million in cash, a new coal supply agreement that partially replaced the disputed coal supply agreement and exchanged the Company’s steam coal reserves. As a result of the final settlement and based on the fair values of the items exchanged in the overall settlement transaction (including cash of $4.0 million), Patriot recognized a gain on assets exchanged of $37.4 million in relation to this transaction. The fair value of assets exchanged exceeded the book value of assets relinquished by $33.4 million and this non-cash addition is not included in “Additions to property, plant, equipment and mine development” in the consolidated statement of cash flows. The gain from this transaction is included in “Net gain on disposal or exchange of assets” in the consolidated statements of operations.

Also in the third quarter of 2005, Patriot recognized a $6.2 million gain from an exchange transaction involving the acquisition of Illinois Basin coal reserves in exchange for coal reserves, cash, notes and the Company’s 45% equity interest in a partnership.

(5)	Earnings per Share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the reporting period. Diluted earnings per share is calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. Earnings (loss) per share is not presented for periods prior to October 31, 2007, because Peabody and its affiliates were the sole owners prior to the initial distribution.

For the year ended December 31, 2007, 32,929 shares were excluded from the diluted earnings per share calculations for the Company’s common stock because they were anti-dilutive.

(6)	Acquisition

KE Ventures, LLC

As of December 31, 2005, the Company owned a 49% interest in KE Ventures, LLC and accounted for the interest under the equity method of accounting. In March 2006, Patriot increased its ownership interest in the joint venture to an effective 73.9% and accordingly, fully consolidated KE Ventures, LLC effective January 1, 2006. The purchase price for the additional 24.9% interest was $44.5 million plus assumed debt. The purchase price was allocated over the various assets and liabilities in proportion to the additional ownership percentage with an additional $52.8 million allocated to coal reserves and plant and equipment included in “Property, plant, equipment and mine development” and customer contracts included in “Investments and other assets”.

In September 2007, Patriot acquired an additional 7.6% interest in KE Ventures, LLC for $13.6 million, increasing effective ownership to 81.5%. The minority holders of KE Ventures, LLC held an option which could require Patriot to purchase the remaining 18.5% of KE Ventures, LLC upon a change in control. This option became fully exercisable upon the spin-off from Peabody. The minority owners of KE Ventures, LLC exercised this option in 2007, and the Company acquired the remaining minority interest in KE Ventures, LLC on November 30, 2007 for $33.0 million. The additional purchase price of $46.6 million was allocated to the proportional percentage of assets and liabilities acquired in 2007. The purchase price was primarily allocated to coal reserves as it was the most significant asset acquired.

Because the option requiring Patriot to purchase KE Ventures, LLC is considered a mandatorily redeemable instrument outside of the Company’s control, amounts paid to the minority interest holders in

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

excess of carrying value of the minority interests in KE Ventures, LLC is reflected as an increase in net loss attributable to common stockholders. This treatment is consistent with the guidance in SEC ASR 268 “Redeemable Preferred Stock” and EITF Topic D-98 “Classification and Measurement of Redeemable Securities.” Because this obligation is fully redeemed as of December 31, 2007, adjustments to net income attributable to common shareholders will not be required in future periods.

(7)	Inventories

Inventories consisted of the following:

	December 31,	December 31,
	2007	2006
	(Dollars in thousands)

Saleable coal	$13,519	$16,651
Materials and supplies	13,385	13,343
Raw coal	4,133	4,698

Total	$31,037	$34,692

Materials and supplies and coal inventory are valued at the lower of average cost or market. Saleable coal represents coal stockpiles that will be sold in current condition. Raw coal represents coal stockpiles that may be sold in current condition or may be further processed prior to shipment to a customer. Coal inventory costs include labor, supplies, equipment, operating overhead and other related costs.

(8)	Leases

Patriot leases equipment and facilities, directly or through Peabody, under various non-cancelable lease agreements. Certain lease agreements require the maintenance of specified ratios and contain restrictive covenants that limit indebtedness, subsidiary dividends, investments, asset sales and other actions by both Peabody and Patriot. Rental expense under operating leases was $30.9 million, $28.4 million and $29.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

A substantial amount of the coal mined by Patriot is produced from mineral reserves leased from third-party land owners. Patriot leases these coal reserves under agreements that require royalties to be paid as the coal is mined. Certain of these lease agreements also require minimum annual royalties to be paid regardless of the amount of coal mined during the year. Total royalty expense was $43.2 million, $51.0 million and $32.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Future minimum lease and royalty payments as of December 31, 2007, are as follows:

	Operating	Coal
	Leases	Reserves
	(Dollars in thousands)

2008	$24,117	$12,059
2009	21,589	10,400
2010	20,369	7,113
2011	15,070	4,914
2012	7,278	4,466
2013 and thereafter	6,500	6,676

Total minimum lease and royalty payments	$94,923	$45,628

During 2002, Peabody entered into a transaction with Penn Virginia Resource Partners, L.P. (PVR) whereby two Peabody subsidiaries sold 120 million tons of coal reserves in exchange for $72.5 million in cash

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and 2.76 million units, or 15%, of the PVR master limited partnership. Patriot participated in the transaction, selling approximately 40 million tons of coal reserves with a net book value of $14.3 million in exchange for $40.0 million. Patriot leased back the coal from PVR and pays royalties as the coal is mined. A $25.7 million gain was deferred at the inception of this transaction, and $3.2 million of the gain was recognized in each of the years 2007, 2006 and 2005. The remaining deferred gain of $6.4 million at December 31, 2007 is intended to provide for potential exposure to loss resulting from continuing involvement in the properties and will be amortized to “Operating costs and expenses” in the consolidated statement of operations over the minimum remaining term of the lease, which is two years from December 31, 2007.

As of December 31, 2007, certain of the Company’s lease obligations were secured by $16.9 million outstanding letters of credit under Patriot’s Credit Facility.

(9)	Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
	2007	2006
	(Dollars in thousands)

Accrued healthcare, including post-retirement	$30,120	$78,174
Workers’ compensation obligations	23,778	24,456
Accrued payroll and related benefits	21,565	20,803
Accrued taxes other than income	13,339	15,257
Other accrued benefits	9,487	8,272
Accrued royalties	5,281	4,381
Accrued lease payments	1,692	1,745
Other accrued expenses	11,519	9,783

Total accrued expenses	$116,781	$162,871

(10)	Income Taxes

The income (loss) before income taxes and minority interests was a loss of $102.1 million, income of $6.0 million, and income of $34.8 million for the years ended December 31, 2007, 2006 and 2005, respectively, and consisted entirely of domestic results.

The income tax rate differed from the U.S. federal statutory rate as follows:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)

Federal statutory rate	$(35,751)	$2,110	$12,176
Depletion	(11,281)	(15,006)	(15,184)
State income taxes, net of U.S. federal tax benefit	(6,911)	(2,183)	(10,180)
Minority interest	(1,652)	(3,909)	—
Changes in valuation allowance	55,183	26,864	81,213
Changes in tax reserves	107	172	224
Deemed liquidation of subsidiary	—	—	(68,397)
Other, net	305	302	148

Total	$—	$8,350	$—

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following:

	December 31,
	2007	2006
	(Dollars in thousands)

Deferred tax assets:
Postretirement benefit obligations	$233,881	$486,847
Tax credits and loss carryforwards	20,346	6,032
Accrued workers’ compensation liabilities	91,925	92,610
Accrued reclamation and mine closing liabilities	53,483	54,855
Obligation to industry fund	12,672	10,251
Other	20,387	6,772

Total gross deferred tax assets	432,694	657,367

Deferred tax liabilities:
Property, plant, equipment and mine development, leased coal interests and advance royalties, principally due to differences in depreciation, depletion and asset writedowns	162,092	159,284

Total gross deferred tax liabilities	162,092	159,284

Valuation allowance	(270,602)	(498,083)

Net deferred tax liability	$—	$—

Deferred taxes consisted of the following:
Current deferred income taxes	$—	$—
Noncurrent deferred income taxes	—	—

Net deferred tax liability	$—	$—

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN No. 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Patriot adopted the provisions of FIN No. 48 on January 1, 2007, with no impact to retained earnings. At adoption and at December 31, 2007, the unrecognized tax benefits in our consolidated financial statements were immaterial, and if recognized, would not currently affect the Company’s effective tax rate as any recognition would be offset by valuation allowances. The Company does not expect any significant increases or decreases to our unrecognized tax benefits within 12 months of this reporting date.

Due to the immaterial nature of its unrecognized tax benefits and the existence of net operating loss carryforwards, the Company has not currently accrued interest on any of its unrecognized tax benefits. The Company has considered the application of penalties on its unrecognized tax benefits and has determined, based on several factors, including the existence of its net operating loss carryforwards, that no accrual of penalties related to its unrecognized tax benefits is required. If the accrual of interest or penalties becomes appropriate, the Company will record an accrual as part of its income tax provision.

As the Company has not yet filed any income tax returns as a stand alone consolidated group, we have no income tax years currently subject to audit by any tax jurisdiction. Patriot and our subsidiaries are included

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in consolidated Peabody income tax returns prior to November 1, 2007 and Peabody retains all liability related to these returns.

The Company’s deferred tax assets included net operating losses (NOL) carryforwards and alternative minimum tax (AMT) credits of $20.3 million and $6.0 million as of December 31, 2007 and 2006, respectively. The NOL’s and AMT credits represent the amounts that are expected to be apportioned to the Company in accordance with the Internal Revenue Code and Treasury Regulations at the time of the Company’s spin-off from Peabody on October 31, 2007, as well as the stand-alone taxable income from the Company’s operations for the last two months of calendar year 2007. The NOL carryforwards begin to expire in 2019, and the AMT credits have no expiration date.

Overall, the Company’s net deferred tax assets are offset by a valuation allowance of $270.6 million and $498.1 million as of December 31, 2007 and 2006, respectively. The valuation allowance decreased by $227.5 million for the year ended December 31, 2007 primarily as a result of Peabody agreeing to pay certain retiree healthcare obligations related to the business of Patriot. The Company evaluated and assessed the expected near-term utilization of net operating loss carryforwards, book and taxable income trends, available tax strategies and the overall deferred tax position to determine the valuation allowance required as of December 31, 2007 and 2006.

(11)	Long-Term Debt

Patriot’s total indebtedness consisted of the following:

	December 31,
	2007	2006
	(Dollars in thousands)

Promissory Notes	$12,365	$12,365
Notes Payable	—	8,357

Total	$12,365	$20,722

Promissory Notes

In conjunction with the exchange transaction involving the acquisition of Illinois Basin coal reserves in 2005 discussed in Note 4, the Company entered into Promissory Notes (the Notes). The Notes and related interest are payable in annual installments of $1.7 million beginning January 2008. The Notes mature in January 2017. At December 31, 2007, the short-term portion of the Notes was $0.9 million.

Notes Payable

Notes Payable represented long-term debt outstanding of KE Ventures, LLC. The Notes Payable were obligations with the partners of the joint venture. All outstanding debt owed by KE Ventures, LLC to its members was paid upon close of the acquisition of 100% interest by Patriot.

(12)	Credit Facility

In connection with the spin-off, Patriot entered into a $500 million, four-year revolving credit facility, which includes a $50 million swingline sub-facility and a letter of credit sub-facility. The proceeds from this facility are available for use by Patriot for working capital requirements, capital expenditures and other corporate purposes. In connection with the spin-off on October 31, 2007, Patriot’s credit facility was utilized to replace certain Peabody letters of credit and surety bonds that were in place as of the spin-off date with respect to Patriot’s obligations. Patriot issued $253.5 million in letters of credit against the credit facility in connection with the spin-off, which remained outstanding at December 31, 2007. As of December 31, 2007,

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

there was no outstanding debt balance on this credit facility and availability under the credit facility was $246.5 million.

The obligations under the credit facility are secured by a first lien on substantially all of Patriot’s assets, including but not limited to certain of its mines and coal reserves and related fixtures and accounts receivable. The credit facility contains certain customary covenants, including financial covenants limiting the Company’s total indebtedness (maximum leverage ratio of 2.75) and requiring minimum EBITDA coverage of interest expense (minimum interest coverage ratio of 4.0), as well as contain certain limitations on, among other things, additional debt, liens, investments, acquisitions and capital expenditures, future dividends and asset sales. The credit facility calls for quarterly reporting of compliance with financial covenants, beginning with the period ended March 31, 2008. The rolling four quarters compliance calculation contains a phase-in provision for 2008. The terms of the credit facility also contain certain customary events of default, which give the lender the right to accelerate payments of outstanding debt in certain circumstances. Customary events of default include breach of covenants, failure to maintain required ratios, failure to make principal payments or to make interest or fee payments within a grace period, and default, beyond any applicable grace period, on any of the Company’s other indebtedness exceeding a certain amount.

The Company paid a commitment fee of $4.7 million on commencement of the credit facility, which will be amortized utilizing a method which approximates the effective interest method over the remaining term of the agreement.

(13)	Asset Retirement Obligations

Reconciliations of Patriot’s liability for asset retirement obligations were as follows:

	December 31,
	2007	2006
	(Dollars in thousands)

Balance at beginning of year	$139,703	$134,447
Liabilities incurred	1,427	10,441
Liabilities settled or disposed	(17,249)	(22,414)
Accretion expense	14,237	15,917
Revisions to estimate	4,961	1,312
Liabilities conveyed to Peabody (upon spin-off)	(8,715)	—

Balance at end of year	$134,364	$139,703

As of December 31, 2007, asset retirement obligations of $134.4 million consisted of $102.7 million related to locations with active mining operations and $31.7 million related to locations that are closed or inactive. As of December 31, 2006, asset retirement obligations of $139.7 million consisted of $96.3 million related to locations with active mining operations and $43.4 million related to locations that are closed or inactive. The credit-adjusted, risk-free interest rates were 6.60% and 6.16% at January 1, 2007 and 2006, respectively.

For the years ended December 31, 2007 and 2006, the Company recorded a $1.3 million and $1.2 million, respectively, reduction in its asset retirement obligations and expense associated with the disposal of non-strategic properties and the assumption of the related reclamation liabilities by the purchaser.

As of December 31, 2007 and 2006, Patriot had $84.1 million and $85.5 million, respectively, in surety bonds outstanding to secure the Company’s reclamation obligations or activities. In addition, Patriot had $61.9 million of letters of credit outstanding as of December 31, 2007 to secure reclamation and other surety obligations. No letters of credit were outstanding as of December 31, 2006 related to reclamation activities. As of December 31, 2007, Peabody had $19.9 million of self bonding outstanding that related to Patriot’s

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reclamation obligations or activities. In 2008, these self bonds will be replaced with Patriot surety bonds. As of December 31, 2006, the amount of reclamation self bonding in certain states in which the Company qualified was $54.9 million.

(14)	Workers’ Compensation Obligations

Certain of Patriot’s operations are subject to the Federal Coal Mine Health and Safety Act of 1969, and the related workers’ compensation laws in the states in which the Company operates. These laws require Patriot’s operations to pay benefits for occupational disease resulting from coal workers’ pneumoconiosis (occupational disease). Provisions for occupational disease costs are based on determinations by independent actuaries or claims administrators.

Patriot provides income replacement and medical treatment for work related traumatic injury claims as required by applicable state law. Provisions for estimated claims incurred are recorded based on estimated loss rates applied to payroll and claim reserves determined by independent actuaries or claims administrators. Certain of the Company’s operations are required to contribute to state workers’ compensation funds for second injury and other costs incurred by the state fund based on a payroll-based assessment by the applicable state. Provisions are recorded based on the payroll-based assessment criteria.

The workers’ compensation provision consists of the following components:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)

Service cost	$2,971	$2,807	$4,137
Interest cost	9,124	9,568	10,244
Net amortization of actuarial gains	(1,607)	(1,369)	(1,352)

Total occupational disease	10,488	11,006	13,029
Traumatic injury claims	13,160	10,984	17,505
State assessment taxes	4,373	10,388	16,315

Total provision	$28,021	$32,378	$46,849

The significant decline in traumatic workers’ compensation costs was primarily driven by the impact of changes in workers’ compensation law in West Virginia. Administrative fees have been reduced as a result of successfully self-administering, at a lower cost, claims that were previously administered by the state. In addition, the law changes have reduced the frequency and magnitude of claims.

The weighted-average assumptions used to determine the workers’ compensation provision were as follows:

	Year Ended December 31,
	2007	2006	2005

Discount rate	6.00%	5.90%	6.10%
Inflation rate	3.50%	3.50%	3.50%

Workers’ compensation obligations consist of amounts accrued for loss sensitive insurance premiums, uninsured claims, and related taxes and assessments under black lung and traumatic injury workers compensation programs.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The workers’ compensation obligations consisted of the following:

	December 31,
	2007	2006
	(Dollars in thousands)

Occupational disease costs	$155,829	$173,924
Traumatic injury claims	60,679	58,392

Total obligations	216,508	232,316
Less current portion (included in Accrued expenses)	(23,778)	(24,456)

Noncurrent obligations (included in Workers’ compensation obligations)	$192,730	$207,860

As a result of the adoption of SFAS No. 158 on December 31, 2006, the accrued workers’ compensation liability recorded on the consolidated balance sheet at December 31, 2007 and 2006 reflects the accumulated benefit obligation less any portion that is currently funded. The accumulated actuarial gain that had not yet been reflected in net periodic postretirement benefit costs were included in “Accumulated other comprehensive gain” as follows:

Accumulated
Actuarial Gain
(Dollars in thousands)

December 31, 2006 (Initial adoption of SFAS No. 158)	$9,006
Net amortization	825
Change to actuarial gain arising during period	11,953

December 31, 2007	$21,784

As of December 31, 2007 and 2006, Patriot had $183.8 million and $146.2 million, respectively, in surety bonds and letters of credit outstanding to secure workers’ compensation obligations.

The reconciliation of changes in the occupational disease liability benefit obligation was as follows:

	December 31,
	2007	2006
	(Dollars in thousands)

Change in benefit obligation:
Beginning of year obligation	$173,924	$165,954
Service cost	2,971	2,807
Interest cost	9,124	9,568
Net change in actuarial loss (gain)	(21,653)	4,311
Benefit and administrative payments	(8,537)	(8,716)

Net obligation at end of year	155,829	173,924
Change in plan assets:
Fair value of plan assets at beginning of period	—	—
Employer contributions	8,537	8,716
Benefits paid	(8,537)	(8,716)

Fair value of plan assets at end of period	—	—

Funded status at end of period	$(155,829)	$(173,924)

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The liability for occupational disease claims represents the actuarially-determined present value of known claims and an estimate of future claims that will be awarded to current and former employees. The liability for occupational disease claims was based on a discount rate of 6.4% and 6.0% at December 31, 2007 and 2006, respectively. Traumatic injury workers’ compensation obligations are estimated from both case reserves and actuarial determinations of historical trends, discounted at 5.8% and 5.9% as of December 31, 2007 and 2006, respectively.

Federal Black Lung Excise Tax Refund Claims

In addition to the obligations discussed above, certain subsidiaries of Patriot are required to pay black lung excise taxes to the Federal Black Lung Trust Fund (the Trust Fund). The Trust Fund pays occupational disease benefits to entitled former miners who worked prior to July 1, 1973. Excise taxes are based on the selling price of coal, up to a maximum of $1.10 per ton for underground mines and $0.55 per ton for surface mines. The Company had a receivable for excise tax refunds of $19.4 million as of December 31, 2006 related to a court ruling that excise taxes paid in prior years on export coal was refundable to the Company, which was included in “Investments and other assets” in the consolidated balance sheet. In the fourth quarter of 2007, Peabody monetized the receivable to Patriot as part of the settlement at the time of spin-off.

(15)	Pension and Savings Plans

Multi-Employer Pension Plans

Certain subsidiaries participate in multi-employer pension plans (the 1950 Plan and the 1974 Plan), which provide defined benefits to substantially all hourly coal production workers represented by the UMWA. Benefits under the UMWA plans are computed based on service with the subsidiaries or other signatory employers. The 1950 Benefit Plan and the 1974 Benefit Plan qualify under SFAS No. 106 as multi-employer benefit plans, which allows Patriot to recognize expense as contributions are made. The expense related to these funds was $6.9 million for the year ended December 31, 2007. There were no contributions to the multi-employer pension plans during the years ended December 31, 2006 or 2005. In December 2006, the 2007 National Bituminous Coal Wage Agreement was signed, which required funding of the 1974 Plan through 2011 under a phased funding schedule. The funding is based on an hourly rate for certain UMWA workers. Under the labor contract, the per-hour funding rate increased to $2.00 in 2007 and increases each year thereafter until reaching $5.50 in 2011. The Company expects to pay approximately $11.2 million related to these funds in 2008.

Defined Contribution Plans

Patriot sponsors employee retirement accounts under a 401(k) plan for eligible salaried U.S. employees of the Company (the 401(k) Plan). Patriot matches voluntary contributions to the 401(k) Plan up to specified levels. Peabody also sponsored a similar 401(k) plan in which eligible Patriot employees could participate prior to the spin-off. The Company recognized expense for these plans of $3.4 million, $5.6 million and $2.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. A performance contribution feature under both Patriot’s plan and Peabody’s plan allows for additional contributions based upon meeting specified performance targets. The performance contributions made to Patriot employees were $0.6 million, $2.7 million and $2.7 million for the years ended December 31, 2007, 2006 and 2005, respectively.

(16)	Postretirement Healthcare Benefits

The Company currently provides healthcare and life insurance benefits to qualifying salaried and hourly retirees and their dependents from defined benefit plans established by Peabody and continued by Patriot after the spin-off. Plan coverage for health and life insurance benefits is provided to certain hourly retirees in accordance with the applicable labor agreement.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net periodic postretirement benefit costs included the following components:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)

Service cost for benefits earned	$981	$599	$538
Interest cost on accumulated postretirement benefit obligation	65,964	62,385	62,615
Amortization of prior service cost	(1,306)	(2,545)	(2,685)
Amortization of actuarial losses	34,260	26,866	22,896

Net periodic postretirement benefit costs	$99,899	$87,305	$83,364

The following table sets forth the plans’ combined funded status reconciled with the amounts shown in the consolidated balance sheets:

	December 31,
	2007	2006
	(Dollars in thousands)

Change in benefit obligation:
Accumulated postretirement benefit obligation at beginning of period	$1,214,032	$1,088,507
Service cost	981	599
Interest cost	65,964	62,385
Participant contributions	840	956
Plan amendments	11,687	10,166
Retention by Peabody of certain liabilities	(615,837)	—
Benefits paid	(74,948)	(81,984)
Change in actuarial (gain) or loss	(47,971)	133,403

Accumulated postretirement benefit obligation at end of period	554,748	1,214,032

Change in plan assets:
Fair value of plan assets at beginning of period	—	—
Employer contributions	74,108	81,028
Participant contributions	840	956
Benefits paid and administrative fees (net of Medicare Part D reimbursements)	(74,948)	(81,984)

Fair value of plan assets at end of period	—	—

Accrued postretirement benefit obligation	(554,748)	(1,214,032)
Less current portion (included in Accrued expenses)	27,433	75,015

Noncurrent obligation (included in Accrued postretirement benefit costs)	$(527,315)	$(1,139,017)

Peabody assumed certain of the Company’s retiree healthcare liabilities in the aggregate amount of $603.4 million as of December 31, 2007 which are not included above. These liabilities included certain obligations under the Coal Act for which Peabody and Patriot are jointly and severally liable, obligations under the 2007 National Bituminous Coal Wage Act for which the Company is secondarily liable, and obligations for certain active, vested employees of the Company.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company amortizes actuarial gains and losses using a 0% corridor with an amortization period that covers the average remaining service period of active employees (6.47 years and 8.47 years at January 1, 2007 and 2006, respectively). The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income (loss) into net periodic postretirement benefit costs during the year ending December 31, 2008 are amortization loss of $13.0 million and amortization gain of $0.7 million, respectively.

As a result of the adoption of SFAS No. 158 on December 31, 2006, the accrued postretirement benefit liability recorded on the consolidated balance sheet at December 31, 2007 and 2006 reflects the accumulated postretirement benefit obligation less any portion that is currently funded. The accumulated actuarial loss and prior service costs that had not yet been reflected in net periodic postretirement benefit costs were included in “Accumulated other comprehensive loss” as follows:

	Accumulated	Prior
	Actuarial Loss	Service Cost
	(Dollars in thousands)

December 31, 2006 (Initial adoption of SFAS No. 158)	$(327,587)	$(3,507)
Amortization	34,260	(1,306)
Retention by Peabody of certain liabilities	165,334	—
Change to actuarial loss arising during period	44,024	(7,656)

December 31, 2007	$(83,969)	$(12,469)

The weighted-average assumptions used to determine the benefit obligations as of the end of each year were as follows:

	Year Ended December 31,
	2007	2006

Discount rate	6.80%	6.00%
Rate of compensation increase	3.50%	3.50%
Measurement date	December 31, 2007	December 31, 2006

The weighted-average assumptions used to determine net periodic benefit cost were as follows:

	Year Ended December 31,
	2007	2006	2005

Discount rate	6.00%	5.90%	6.10%
Rate of compensation increase	3.50%	3.50%	3.50%
Measurement date	December 31, 2006	December 31, 2005	December 31, 2004

The following presents information about the assumed healthcare cost trend rate:

	Year Ended December 31,
	2007	2006

Healthcare cost trend rate assumed for next year	7.50%	7.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	4.75%	4.75%
Year that the rate reaches that ultimate trend rate	2013	2012

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A one percentage-point change in the assumed healthcare cost trend would have the following effects:

	+1.0%	−1.0%
	(Dollars in thousands)

Effect on total service and interest cost components for 2007	$8,163	$(7,494)
Effect on year-end 2007 postretirement benefit obligation	66,450	(60,983)

Plan Assets

The Company’s postretirement benefit plans are unfunded.

Estimated Future Benefits Payments

The following benefit payments (net of retiree contributions), which reflect expected future service, as appropriate, are expected to be paid by Patriot:

Postretirement
Benefits
(Dollars in thousands)

2008	$27,433
2009	30,685
2010	34,275
2011	37,950
2012	43,721
Years 2013-2017	245,715

Medicare and Other Plan Changes

Effective January 1, 2007, the Company entered into a new labor relations agreement for our UMWA represented employees in Appalachia. The provisions of the new agreement mirror the 2007 National Bituminous Coal Wage Agreement and resulted in an actuarially determined projected increase in healthcare costs of $11.7 million primarily in relation to the elimination of certain deductibles.

Effective November 15, 2006, the medical premium reimbursement plan was changed for salaried employees who retired after December 31, 2004. The amendment resulted in a $9.5 million increase to the retiree healthcare liability. The Company began recognizing the effect of the plan amendment over 10.25 years beginning November 15, 2006. The effect was $0.9 million and $0.1 million for the years ended December 31, 2007 and 2006, respectively.

Multi-Employer Benefit Plans

Retirees formerly employed by certain subsidiaries and their predecessors, who were members of the UMWA, last worked before January 1, 1976 and were receiving health benefits on July 20, 1992, receive health benefits provided by the Combined Fund, a fund created by the Coal Act. The Coal Act requires former employers (including certain entities of the Company) and their affiliates to contribute to the Combined Fund according to a formula.

The Company has recorded an actuarially determined liability representing the amounts anticipated to be due to the Combined Fund. The noncurrent portion related to this obligation as reflected in “Obligation to industry fund” in the consolidated balance sheets as of December 31, 2007 and 2006, was $31.1 million and $25.6 million, respectively. The current portion related to this obligation reflected in “Accrued expenses” in the consolidated balance sheets was $5.2 million as of December 31, 2007 and 2006.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Expense of $2.9 million was recognized related to the Combined Fund for the year ended December 31, 2007, and consisted of interest discount of $2.3 million and amortization of actuarial loss of $0.6 million. Expense of $2.5 million was recognized related to the Combined Fund for the year ended December 31, 2006, and consisted of interest discount of $2.4 million and amortization of actuarial loss of $0.1 million. Expense of $0.9 million was recognized related to the Combined Fund for the year ended December 31, 2005, and consisted of interest discount of $1.9 million and amortization of actuarial gain of $1.0 million. The Company made payments of $5.5 million, $8.3 million and $4.0 million to the Combined Fund for the years ended December 31, 2007, 2006 and 2005, respectively.

As a result of the adoption of SFAS No. 158 on December 31, 2006, the obligation to industry fund recorded on the consolidated balance sheet at December 31, 2007 and 2006 reflects the obligation less any portion that is currently funded. The accumulated actuarial gain that had not yet been reflected in expense of $0.6 million was included in “Accumulated other comprehensive loss”.

The Coal Act also established the 1992 Benefit Plan, which provides medical and death benefits to persons who are not eligible for the Combined Fund, who retired prior to October 1, 1994 and whose employer and any affiliates are no longer in business. A prior national labor agreement established the 1993 Benefit Plan to provide health benefits for retired miners not covered by the Coal Act. The 1993 Benefit Plan provides benefits to qualifying retired former employees, who retired after September 30, 1994, of certain signatory companies which have gone out of business and defaulted in providing their former employees with retiree medical benefits. Beneficiaries continue to be added to this fund as employers go out of business. The 1992 Benefit Plan and the 1993 Benefit Plan qualify under SFAS No. 106 as multi-employer benefit plans, which allows the Company to recognize expense as contributions are made. The expense related to these funds was $15.9 million, $6.9 million and $4.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company expects to pay $10.9 million in 2008 related to these funds.

The Surface Mining Control and Reclamation Act of 2006 (the 2006 Act), enacted in December 2006, amended the federal laws establishing the Combined Fund, 1992 Benefit Plan and the 1993 Benefit Plan. Among other things, the 2006 Act guarantees full funding of all beneficiaries in the Combined Fund, provides funds on a phased-in basis for the 1992 Benefit Plan, and authorizes the trustees of the 1993 Benefit Plan to determine the contribution rates through 2010 for pre-2007 beneficiaries. The new and additional federal expenditures to the Combined Fund, 1992 Benefit Plan, 1993 Benefit Plan and certain Abandoned Mine Land payments to the states and Indian tribes are collectively limited by an aggregate annual cap of $490 million. To the extent that (i) the annual funding of the programs exceeds this amount (plus the amount of interest from the Abandoned Mine Land trust fund paid with respect to the Combined Benefit Fund), and (ii) Congress does not allocate additional funds to cover the shortfall, contributing employers and affiliates, including some of the Company’s entities, would be responsible for the additional costs.

Pursuant to the provisions of the Coal Act and the 1992 Benefit Plan, the Company was required to provide security in an amount equal to three times the annual cost of providing healthcare benefits for all individuals receiving benefits from the 1992 Benefit Plan who are attributable to the Company, plus all individuals receiving benefits from an individual employer plan maintained by the Company who are entitled to receive such benefits. Beginning in 2007, the amount of security the Company was required to provide for the 1992 Benefit Plan was reduced to one times the annual cost to provide the above mentioned healthcare benefits.

(17)	Related Party Transactions

Pre-spin-off relationship with Peabody

Prior to the spin-off, Patriot routinely entered into transactions with Peabody and its affiliates. The terms of these transactions were outlined in agreements executed by Peabody and its affiliates. The amounts included in “Net receivable from former affiliates” reflected the effects of the related party transactions, which

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

had not been settled by cash payments, as well as temporary cash advances to and from affiliated companies. The following agreements/transactions with Peabody impacted our results of operations, financial condition and cash flows prior to the spin-off on October 31, 2007:

The Company sold 21.6 million tons of coal resulting in revenues of $1.03 billion for the year ended December 31, 2007 (includes two months of post-spin activity); 24.3 million tons of coal resulting in revenues of $1.13 billion for the year ended December 31, 2006; and 21.5 million tons of coal resulting in revenues of $891.2 million for the year ended December 31, 2005 to a marketing affiliate of Peabody, who negotiated and maintained coal sales contracts. These sales were made at prices paid by outside third-party customers. Receivables related to sales transactions with Peabody were included in “Net receivable from former affiliates” on the consolidated balance sheet prior to the spin-off.

Selling and administrative expenses include $37.3 million, $47.9 million, and $57.1 million for the years ended December 31, 2007, 2006, and 2005, respectively, for services provided by Peabody and its affiliates prior to our spin-off. These selling and administrative expenses represented an allocation of Peabody general corporate expenses to all of its mining operations, both foreign and domestic, based on principal activity, headcount, tons sold and revenues as applicable to the specific expense being allocated. The allocated expenses generally reflected service costs for marketing and sales, legal, finance and treasury, public relations, human resources, environmental engineering and internal audit. Different allocation bases or methods could have been used and could have resulted in significantly different operating results. The services fees incurred by the Company are not necessarily indicative of the selling and administrative expenses that would have been incurred if the Company had been an independent entity.

The Company recognized interest expense of $4.1 million, $5.0 million and $5.0 million for the years ended December 31, 2007, 2006 and 2005, respectively, related to a $62.0 million demand note payable to Peabody, which reflected interest at 8.0%. In connection with the spin-off, this note was forgiven by Peabody.

In 2007 and 2006, the Company received contributions from Peabody of $43.6 million and $44.5 million, respectively, primarily for the funding of acquisitions. In 2005, one of the Company’s entities received a $766.7 million non-cash dividend from a Peabody subsidiary that was not included in the spin-off.

In June 2007, Peabody exchanged numerous oil and gas rights and assets owned throughout its operations, including some owned by Patriot, for coal reserves in West Virginia and Kentucky. Peabody did not allocate gain recognized from this transaction to Patriot but contributed to Patriot approximately 28 million tons of West Virginia coal reserves. These reserves are located in the Pittsburgh coal seam adjacent to Patriot’s Federal No. 2 mining operations and were valued at $45.2 million.

Spin-off and subsequent periods

On October 31, 2007, at the spin-off of Patriot from Peabody, the Company received a net contribution from Peabody of $781.3 million, which reflected the following:

•	retention by Peabody of certain retiree healthcare liabilities of $615.8 million;

•	the forgiveness of the outstanding intercompany payables to Peabody on October 31, 2007 of $81.5 million;

•	the retention by Patriot of trade accounts receivable at October 31, 2007, previously recorded through intercompany receivables, of $68.6 million;

•	a $30.0 million cash contribution;

•	the retention by Peabody of assets and asset retirement obligations related to certain Midwest mining operations of a net $8.1 million;

•	less the transfer of intangible assets of $22.7 million to Peabody from Patriot related to purchased contract rights for a supply contract retained by Peabody.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As part of the separation agreement with Peabody, Peabody funded a portion of Patriot’s credit facility origination fees and various legal fees related to the spin-off totaling $7.1 million. In the fourth quarter of 2007, Peabody monetized a receivable related to excise tax refunds of $19.4 million as part of the settlement at the time of spin-off.

After the spin-off, the Company continues to supply coal to Peabody to satisfy third-party contracts. With the exception of one contract, all sales were made at prices paid by outside third-party customers. After the spin-off, all sales transactions with Peabody are reflected in “Accounts receivable and other”.

Patriot entered into certain agreements with Peabody to provide certain transition services following the spin-off. Peabody continues to provide support to Patriot, including services related to information technology, certain accounting services, engineering, geology, land management and environmental services. The Company paid $0.9 million to Peabody in November and December 2007 for transition services.

(18)	Guarantees

In the normal course of business, Patriot is a party to guarantees and financial instruments with off-balance-sheet risk, such as bank letters of credit, performance or surety bonds and other guarantees and indemnities, which are not reflected in the accompanying consolidated balance sheet. These financial instruments are valued based on the amount of exposure under the instrument and the likelihood of required performance. In Patriot’s past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these guarantees or off-balance-sheet instruments.

Letters of Credit and Bonding

The Company’s letters of credit and surety bonds in support of the Company’s reclamation, lease, workers’ compensation and other obligations were as follows as of December 31, 2007:

			Workers’
	Reclamation	Lease	Compensation
	Obligations	Obligations	Obligations	Other(1)	Total
	(Dollars in thousands)

Surety Bonds	$84,109	$—	$12,961	$12,030	$109,100
Letters of Credit	61,883	16,949	170,844	3,871	253,547

	$145,992	$16,949	$183,805	$15,901	$362,647

(1)	Other includes letters of credit and surety bonds related to collateral for surety companies and bank guarantees, road maintenance and performance guarantees.

Additionally, as of December 31, 2007. Peabody continued to guarantee certain bonds (self bonding) related to Patriot liabilities that have not yet been replaced by Patriot surety bonds. As of December 31, 2007, Peabody self bonding related to Patriot liabilities aggregated $22.8 million, of which $19.9 was for post-mining reclamation and $2.9 million was for other obligations. Patriot expects to replace these Peabody self bonds in 2008.

Other Guarantees

In connection with the exchange transaction involving the acquisition of Illinois Basin coal reserves discussed in Note 4, the Company guaranteed bonding for a partnership in which it formerly held an interest. The aggregate amount guaranteed by the Company was $2.8 million, and the fair value of the guarantee recognized as a liability was $0.4 million as of December 31, 2007. The Company’s obligation under the guarantee extends to September 2015.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Patriot is the lessee under numerous equipment and property leases. It is common in such commercial lease transactions for Patriot, as the lessee, to agree to indemnify the lessor for the value of the property or equipment leased, should the property be damaged or lost during the course of Patriot’s operations. Patriot expects that losses with respect to leased property would be covered by insurance (subject to deductibles). Patriot and certain of its subsidiaries have guaranteed other subsidiaries’ performance under their various lease obligations. Aside from indemnification of the lessor for the value of the property leased, Patriot’s maximum potential obligations under their leases are equal to the respective future minimum lease payments, assuming no amounts could be recovered from third parties.

(19)	Commitments and Contingencies

Commitments

As of December 31, 2007, purchase commitments for capital expenditures were $6.3 million. Commitments for expenditures to be made under coal leases are reflected in Note 8.

Other

At times Patriot becomes a party to other claims, lawsuits, arbitration proceedings and administrative procedures in the ordinary course of business. Management believes that the ultimate resolution of such other pending or threatened proceedings is not reasonably likely to have a material effect on Patriot’s consolidated financial position, results of operation or liquidity.

(20)	Segment Information

Patriot reports its operations through two reportable operating segments, Appalachia and Illinois Basin. The Appalachia and Illinois Basin segments consist of Patriot’s mining operations in West Virginia and Kentucky, respectively. The principal business of the Appalachia segment is the mining, preparation and sale of thermal coal, sold primarily to electric utilities and metallurgical coal, sold to steel and coke producers. The principal business of the Illinois Basin segment is the mining, preparation and sale of thermal coal, sold primarily to electric utilities. For the year ended December 31, 2007, 77% of Patriot’s sales were to electricity generators and 23% to steel and coke producers. For the years ended December 31, 2007 and 2006, Patriot’s revenues attributable to foreign countries, based on where the product was shipped, were $120.8 million and $142.0 million, respectively. Patriot’s operations are characterized by primarily underground mining methods, coal with high and medium Btu content and relatively short shipping distances from the mine to the customer. “Corporate and Other” includes selling and administrative expenses, net gains on asset disposals and costs associated with past mining obligations.

Patriot’s chief operating decision makers use Adjusted EBITDA as the primary measure of segment profit and loss. Consolidated Adjusted EBITDA is defined as net income (loss) before deducting net interest expense, income taxes, minority interests, asset retirement obligation expense and depreciation, depletion and amortization. Segment Adjusted EBITDA also excludes past mining obligation expense, including retiree healthcare and workers’ compensation expenses related to non-operating locations. Total assets are not separately identified as part of the financial information provided to the chief operating decision makers and therefore, not disclosed herein.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operating segment results for the year ended December 31, 2007 were as follows:

			Corporate
	Appalachia	Illinois Basin	and Other(1)	Consolidated
	(Dollars in thousands)

Revenues	$821,116	$252,246	$—	$1,073,362
Adjusted EBITDA	89,850	11,862	(101,281)	431
Additions to property, plant, equipment and mine development	48,955	6,639	—	55,594
Income from equity affiliates	63	—	—	63

Operating segment results for the year ended December 31, 2006 were as follows:

			Corporate
	Appalachia	Illinois Basin	and Other(1)	Consolidated
	(Dollars in thousands)

Revenues	$890,198	$257,721	$—	$1,147,919
Adjusted EBITDA	204,827	(1,900)	(76,158)	126,769
Additions to property, plant, equipment and mine development	72,236	7,988	—	80,224
Income from equity affiliates	60	—	—	60

Operating segment results for the year ended December 31, 2005 were as follows:

			Corporate
	Appalachia	Illinois Basin	and Other(1)	Consolidated
	(Dollars in thousands)

Revenues	$742,753	$235,524	$—	$978,277
Adjusted EBITDA	227,100	1,645	(104,134)	124,611
Additions to property, plant, equipment and mine development	67,775	7,376	—	75,151
Income from equity affiliates	15,578	—	—	15,578

(1)	Corporate and Other results include the gains on disposal of assets discussed in Note 4.

A reconciliation of Adjusted EBITDA to net income (loss) follows:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)

Total Adjusted EBITDA	$431	$126,769	$124,611
Depreciation, depletion and amortization	(85,640)	(86,458)	(65,972)
Asset retirement obligation expense	(20,144)	(24,282)	(15,572)
Interest expense	(8,337)	(11,419)	(9,833)
Interest income	11,543	1,417	1,553
Income tax provision	—	(8,350)	—
Minority interests	(4,721)	(11,169)	—

Net income (loss)	$(106,868)	$(13,492)	$34,787

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(21)	Stockholders’ Equity

Common Stock

On October 31, 2007, the spin-off of Patriot from Peabody was completed and holders of Peabody common stock received a dividend of one share of Patriot common stock for each ten shares of Peabody common stock that they owned, resulting in total outstanding shares of 26,570,940 as of October 31, 2007. The Company has 100 million authorized shares of $0.01 par value common stock. Each share of common stock will be entitled to one vote in the election of directors and all other matters submitted to stockholder vote. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of preferred stock, the holders of common stock will possess all voting power. The holders of common stock do not have cumulative voting rights. In general, all matters submitted to a meeting of stockholders, other than as described below, shall be decided by vote of a majority of the shares of Patriot’s common stock. Directors are elected by a plurality of the shares of Patriot’s common stock.

Subject to preferences that may be applicable to any series of preferred stock, the owners of Patriot’s common stock may receive dividends when declared by the Board of Directors. Common stockholders will share equally in the distribution of all assets remaining after payment to creditors and preferred stockholders upon liquidation, dissolution or winding up of the Company, whether voluntarily or not. The common stock will have no preemptive or similar rights.

The following table summarizes common share activity from spin-off date to December 31, 2007:

Shares
Outstanding

October 31, 2007 (shares outstanding at spin-off)	26,570,940
Stock grants to employees	187,828

December 31, 2007	26,758,768

Preferred Stock

In addition to the common stock, the Board of Directors is authorized to issue up to 10 million shares of $0.01 par value preferred stock. The authorized preferred shares include one million shares of Series A Junior Participating Preferred Stock. Patriot’s certificate of incorporation authorizes the Board of Directors, without the approval of the stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of the common stock. Patriot believes that the ability of the Board to issue one or more series of preferred stock will provide the Company with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. There were no outstanding shares of preferred stock as of December 31, 2007.

Preferred Share Purchase Rights Plan and Series A Junior Participating Preferred Stock

The Board of Directors of Patriot adopted a stockholders rights plan pursuant to the Rights Agreement with American Stock Transfer & Trust Company (the Rights Agreement). In connection with the Rights Agreement, on October 31, 2007, the Company filed the Certificate of Designations of Series A Junior Participating Preferred Stock (the Certificate of Designations) with the Secretary of State of the State of Delaware. Pursuant to the Certificate of Designations, the Company designated 1,000,000 shares of preferred stock as Series A Junior Participating Preferred Stock having the designations, rights, preferences and limitations set forth in the Rights Agreement. Each preferred share purchase right represents the right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The rights have certain anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire Patriot on terms not approved by the Board of Directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the Board since the rights may be redeemed by the Company at a nominal price prior to the time that a person or group has acquired beneficial ownership of 15% or more of common stock. Thus, the rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board. However, the effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in Patriot’s equity securities or seeking to obtain control of the Company. To the extent any potential acquirers are deterred by the rights, the rights may have the effect of preserving incumbent management in office. There were no outstanding shares of Series A Junior Participating Preferred Stock as of December 31, 2007.

(22)	Stock-Based Compensation

The Company has one equity incentive plan for employees and non-employee directors that allows for the issuance of share-based compensation in the form of restricted stock, incentive stock options, nonqualified stock options, stock appreciation rights, performance awards, restricted stock units and deferred stock units. Members of the Company’s Board of Directors are eligible for deferred stock unit grants at the date of their election and annually. This plan made 2.6 million shares of the Company’s common stock available for grant, with 1.2 million shares available for grant as of December 31, 2007. Additionally, the Company established an employee stock purchase plan that provided for the purchase of up to 1.0 million shares of the Company’s common stock.

Restricted Stock

In connection with the spin-off, the Company approved a form of Restricted Stock Agreement for grants to employees and service providers of Patriot and its subsidiaries and affiliates. On November 1, 2007, 187,828 shares were granted at $37.50 per share. The agreement provides that the restricted stock will fully vest on the third anniversary of the date the restricted stock was granted to the employee or service provider. However, the restricted stock will fully vest sooner if a grantee terminates employment with or stops providing services to Patriot because of death or disability, or if a change in control occurs (as such term is defined in the Patriot Coal Corporation 2007 Long-Term Equity Incentive Plan (the Equity Plan)).

Extended Long-Term Incentive Restricted Stock Units

In connection with the spin-off, the Company approved a form of Extended Long-Term Incentive Restricted Stock Units Agreement for grants to employees and service providers of Patriot. The agreement grants restricted stock units that vest over time as well as restricted stock units that vest based upon Patriot’s financial performance. On November 1, 2007, restricted stock units totaling 590,131 were granted at $37.50 per unit. The restricted stock units that vest over time will be 50% vested on the fifth anniversary of the date of grant, 75% vested on the sixth such anniversary and 100% vested on the seventh such anniversary. However, the restricted stock units that vest over time will fully vest sooner if a grantee terminates employment with or stops providing services to Patriot because of death or disability, or if a change in control occurs (as such term is defined in the Equity Plan). The restricted stock units that vest according to Patriot’s financial performance vest according to a formula described in the form of Extended Long-Term Incentive Restricted Stock Units Agreement, the results of which are calculated on the December 31 following the fifth, sixth and seventh anniversaries of the grant date. The Company estimated the number of performance-based units that are expected to vest and utilized this amount in the calculation of the stock-based compensation expense related to these awards. Any changes to this estimate will impact stock-based compensation expense in the period the estimate is changed.

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Extended Long-Term Incentive Non-Qualified Stock Option

In connection with the spin-off, the Company approved a form of Extended Long-Term Incentive Non-Qualified Stock Option Agreement for grants to employees and service providers of Patriot. On November 1, 2007, options totaling 554,673 were granted at an exercise price of $37.50. The agreement provides that the option will become exercisable in three installments. The option shall be 50% exercisable on the fifth anniversary of the date of grant, 75% exercisable on the sixth such anniversary and 100% exercisable on the seventh such anniversary. However, the option will become fully exercisable sooner if a grantee terminates employment with or stops providing services to Patriot because of death or disability, or if a change in control occurs (as such term is defined in the Equity Plan). No option can be exercised more than ten years after the date of grant, but the ability to exercise the option may terminate sooner upon the occurrence of certain events detailed in the form extended Long-Term Incentive Non-Qualified Stock Option Agreement. Each award will be forfeited if the grantee terminates employment with or stops providing services to Patriot for any reason other than death or disability prior to the time the award becomes vested.

The Company recognizes share-based compensation expense in accordance with SFAS No. 123(R), “Share-Based Payment”. The Company used the Black-Scholes option pricing model to determine the fair value of stock options. Determining the fair value of share-based awards requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise and the associated volatility. Judgment is also required in estimating the amount of share-based awards expected to be forfeited prior to vesting. If actual forfeitures differ significantly from these estimates, share-based compensation expense could be materially impacted. The Company utilized U.S. Treasury yields as of the grant date for its risk-free interest rate assumption, matching the treasury yield terms to the expected life of the option or vesting period of the performance unit awards. The Company utilized a seven-year peer historical lookback to develop its expected volatility. Expected option life assumptions were developed by taking the weighted average time to vest plus the weighted average holding period after vesting.

December 31, 2007

Weighted-average fair value	$15.34
Risk-free interest rate	4.22%
Expected option life	6.69 years
Expected volatility	30.64%
Dividend yield	0%

On November 1, 2007, stock options representing 554,673 shares were granted with an exercise price of $37.50. No shares were exercised, forfeited or expired. The weighted average remaining contractual term in years is 10 years.

Share-based compensation expense of $1.3 million was recorded in “Selling and administrative expenses” in the consolidated statements of operations at December 31, 2007. Share-based compensation expense included $0.3 million related to awards from restricted stock and stock options granted by Peabody to Patriot employees prior to spin-off. As of December 31, 2007, the total unrecognized compensation cost related to nonvested awards granted after spin-off was $8.3 million, net of taxes, which is expected to be recognized over 7 years. As of December 31, 2007, the total unrecognized compensation cost related to nonvested awards granted by Peabody prior to spin-off was $3.2 million, net of taxes, which is expected to be recognized through 2011.

Deferred Stock Units

In connection with the spin-off, the Company approved a form of Deferred Stock Units Agreement for grants to non-employee directors of Patriot. On November 1, 2007, 18,670 units were granted at $37.50. The agreement provides that the deferred stock units will fully vest on the first anniversary of the date of grant, but

PATRIOT COAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

only if the non-employee director served as a director for the entire one-year period between the date of grant and the first anniversary of the grant. However, the deferred stock units will fully vest sooner if a non-employee director ceases to be a Patriot director due to death or disability, or if a change in control occurs (as such term is defined in the Equity Plan). Any unvested deferred stock units will be forfeited if a non-employee director terminates service with Patriot for any reason other than death or disability prior to the first anniversary of the grant date. After vesting, the deferred stock units will be settled by issuing shares of Patriot common stock equal to the number of deferred stock units, and the settlement will occur upon the earlier of (i) the non-employee director’s termination of service as a director or (ii) the third anniversary of the grant date or a different date chosen by the non-employee director, provided the date was chosen by the non-employee director prior to January 1 of the year in which the director received the grant.

Employee Stock Purchase Plan

Based on the Company’s employee stock purchase plan, eligible full-time and part-time employees are able to contribute up to 15% of their base compensation into this plan, subject to a limit of $25,000 per person per year. Effective January 1, 2008, employees are able to purchase Company common stock at a 15% discount to the lower of the fair market value of the Company’s common stock on the initial or final trading dates of each six-month offering period. Offering periods begin on January 1 and July 1 of each year. The fair value of the six-month “look-back” option in the Company’s employee stock purchase plan is estimated by adding the fair value of 0.15 of one share of stock to the fair value of 0.85 of an option on one share of stock. The Company recognized no expense for the year ended December 31, 2007 related to its employee stock purchase plan.

(23)	Summary Quarterly Financial Information (Unaudited)

A summary of the unaudited quarterly results of operations for the years ended December 31, 2007 and 2006, is presented below. Patriot common stock is listed on the New York Stock Exchange under the symbol “PCX.”

	Year Ended December 31, 2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Dollars in thousands except per share and stock price data)

Revenues	$269,663	$256,221	$293,301	$254,177
Operating profit	(10,698)	(4,392)	(39,823)	(50,440)
Net loss	(11,951)	(5,814)	(39,451)	(49,652)
Basic and diluted loss attributable to common stockholders per share	N/A	N/A	N/A	$(2.17)
Weighted average shares used in calculating basic earnings per share	N/A	N/A	N/A	26,570,940
Stock price — high and low prices	N/A	N/A	N/A	$43.00-$27.16

	Year Ended December 31, 2006
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Dollars in thousands)

Revenues	$289,107	$312,495	$285,038	$261,279
Operating profit	21,530	2,648	9,290	(17,439)
Net income (loss)	13,921	(1,774)	(2,954)	(22,685)

PATRIOT COAL CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
December 31, 2007

	Balance	Charged to				Balance
	Beginning	Costs and				at End of
Description	of Period	Expenses	Deductions(1)	Other		Period
	(Dollars in thousands)

Year Ended December 31, 2007
Reserves deducted from asset accounts:
Advance royalty recoupment reserve	$4,716	$—	$—	$(1,985	)(2)	$2,731
Reserve for materials and supplies	1,458	74	—	(1,252	)(2)	280
Allowance for doubtful accounts	252	—	(1)	—		251
Year Ended December 31, 2006
Reserves deducted from asset accounts:
Advance royalty recoupment reserve	$4,836	$—	$—	$(120	)(3)	$4,716
Reserve for materials and supplies	1,519	—	(61)	—		1,458
Allowance for doubtful accounts	92	160	—	—		252
Year Ended December 31, 2005
Reserves deducted from asset accounts:
Advance royalty recoupment reserve	$6,975	$—	$(2,551)	$412	(3)	$4,836
Reserve for materials and supplies	1,816	—	(297)	—		1,519
Allowance for doubtful accounts	—	92	—	—		92

(1)	Reserves utilized, unless otherwise indicated.

(2)	Balance transferred to Peabody as part of Patriot spin-off.

(3)	Peabody restructured entities which resulted in the reclassification of advances and related reserves.

ANNEX F

Audited Consolidated Financial Statements

Magnum Coal Company
December 31, 2007
With Report of Independent Auditors

Magnum Coal Company

Audited Consolidated Financial Statements

December 31, 2007

F-i

Report of Independent Auditors

The Board of Directors
Magnum Coal Company

We have audited the accompanying consolidated balance sheets of Magnum Coal Company and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended and for the period from inception (October 5, 2005) to December 31, 2005. We have also audited the accompanying combined statement of operations, owner’s equity, and cash flows of the Arch Properties (formerly wholly owned by Arch Coal, Inc.), predecessor to Magnum Coal Company, for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s and Arch Properties’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s or Arch Properties’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s or Arch Properties’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnum Coal Company and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, and for the period from inception (October 5, 2005) to December 31, 2005, and the combined results of operations of the Arch Properties (predecessor) and its combined cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 2 to the consolidated financial statements, in 2007 the Company changed its method of accounting for pension and post retirement benefits.

/s/  Ernst & Young LLP

Charleston, West Virginia
March 24, 2008, except for Note 4, the
date as to which is March 26, 2008

Magnum Coal Company

Consolidated Balance Sheets

	December 31
	2007	2006
	(In thousands)

ASSETS
Current assets:
Cash	$28,350	$37,598
Receivables:
Trade	73,972	46,614
Other	3,965	6,619
Inventories	46,737	32,284
Prepaid coal sales contract restructuring	—	101,064
Prepaid royalties	22,027	19,973
Other current assets	12,409	13,057

Total current assets	187,460	257,209
Property, plant, and equipment:
Mine development costs	100,970	80,658
Buildings, land, equipment, and preparation plants	439,840	398,233
Mining rights	893,006	868,826
Accumulated depreciation, depletion, and amortization	(326,070)	(218,965)

Property, plant, and equipment, net	1,107,746	1,128,752
Goodwill	68,744	123,418
Other noncurrent assets	15,289	13,774

Total assets	$1,379,239	$1,523,153

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$81,599	$56,187
Accrued expenses and other current liabilities	79,745	61,164
Long-term debt, current portion	45,780	3,465
Below market coal sales supply contracts acquired	63,662	82,509

Total current liabilities	270,786	203,325
Long-term debt	204,646	203,355
Below market coal sales supply contracts acquired	194,826	257,609
Asset retirement obligation	54,138	44,769
Postretirement benefit obligation	452,032	566,811
Workers’ compensation	3,934	7,081
Other noncurrent liabilities	26,930	30,631

Total liabilities	1,207,292	1,313,581
Liabilities related to discontinued operations	—	812
Stockholders’ equity:
Common stock — $0.01 per share par value; 52,200,000 shares authorized, 51,675,226 shares issued, and 49,718,206 shares outstanding as of December 31, 2007, and 52,200,000 shares authorized, 51,675,226 shares issued, and 49,200,000 shares outstanding as of December 31, 2006	497	492
Additional paid-in capital	294,927	289,849
Accumulated other comprehensive income	79,661	—
Retained deficit	(203,138)	(81,581)

Total stockholders’ equity	171,947	208,760

Total liabilities and stockholders’ equity	$1,379,239	$1,523,153

See accompanying notes.

Magnum Coal Company

Consolidated Statements of Operations

				Arch
			Period from	Properties
			Inception	(Predecessor)
			through	Year Ended
	Year Ended December 31		December 31	December 31
	2007	2006	2005	2005
	(In thousands)
Coal sales	$813,974	$767,788	$—	$488,774
Gain on exchange of mining reserves	15,262	—	—	—
Other revenue	68,018	42,994	—	24,273

Total revenues	897,254	810,782	—	513,047
Costs of coal sales	825,778	718,770	—	485,902
Sales contract amortization (accretion)	19,808	(31,951)	—	—
(Gain) loss on coal sales supply contract restructuring	(375)	25,513	—	—
Selling, general, and administrative expenses	32,713	23,658	3,690	17,721
Other expenses	—	—	—	849

Total costs and expenses	877,924	735,990	3,690	504,472

Operating income (loss) before depreciation, depletion, and amortization	19,330	74,792	(3,690)	8,575
Depreciation, depletion, and amortization	114,434	114,297	—	34,567

Operating loss	(95,104)	(39,505)	(3,690)	(25,992)
Interest expense, net of interest income	21,115	13,814	—	7,035
Change in market value of interest rate swap	1,551	(748)	—	—
Loss on debt extinguishment	—	9,677	—	—

Loss from continuing operations	(117,770)	(62,248)	(3,690)	(33,027)
Loss from discontinued operations	(3,787)	(15,643)	—	—

Net loss	$(121,557)	$(77,891)	$(3,690)	$(33,027)

See accompanying notes.

Magnum Coal Company

Consolidated Statements of Stockholders’ Equity

		Additional	Other
	Common	Paid-in	Comprehensive	Retained
	Stock	Capital	Income	Deficit	Total
	(In thousands)

Inception, October 5, 2005	$—	$—	$—	$—	$—
Net loss for period from inception through December 31, 2005	—	—	—	(3,690)	(3,690)

Balance at December 31, 2005	—	—	—	(3,690)	(3,690)
Combination of majority interest of entities under common control and acquisition of related minority interest (18,181,470 shares issued)	182	(137,221)	—	—	(137,039)
Sale of stock upon recapitalization of the Company, net of issuances costs of $7,000 (31,018,530 shares issued)	310	427,070	—	—	427,380
Net loss for year ended December 31, 2006	—	—	—	(77,891)	(77,891)

Balance at December 31, 2006	492	289,849	—	(81,581)	208,760
Net loss for year ended December 31, 2007	—	—	—	(121,557)	(121,557)
Effect of adoption of SFAS No. 158	—	—	79,661	—	79,661
Employee stock compensation (518,206 shares)	5	5,078	—	—	5,083

Balance at December 31, 2007	$497	$294,927	$79,661	$(203,138)	$171,947

See accompanying notes.

Magnum Coal Company

Combined Statements of Owner’s Equity of Arch Properties (Predecessor)

(In thousands)

Owner’s equity, December 31, 2004	$564,120
Net loss	(33,027)

Owner’s equity, December 31, 2005 (immediately prior to the acquisition of Arch Properties by Magnum Coal Company)	$531,093

See accompanying notes.

Magnum Coal Company

Consolidated Statements of Cash Flows

				Arch
			Period from	Properties
			Inception	(Predecessor)
			through	Year Ended
	Year Ended December 31		December 31	December 31
	2007	2006	2005	2005
	(In thousands)
Operating activities
Net loss	$(121,557)	$(77,891)	$(3,690)	$(33,027)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion, and amortization and restructuring	114,434	114,297	—	34,567
Sales contract (accretion) amortization	19,808	(31,951)	—	—
Gain on disposal of property, plant, and equipment	(1,822)	(802)	—	(180)
Amortization of loan costs included in interest expense	931	629	—	1,980
Stock compensation expense	8,002	5,519	—	—
Change in market value of derivative	1,551	(748)	—	—
(Gain) loss on coal sales contract buyout	(375)	25,513	—	—
Loss on extinguishment of debt	—	9,677	—	—
Coal sales contract restructuring and buyout	—	(183,779)	—	—
Depreciation on abandoned equipment	—	2,494	—	—
Pension curtailment on abandonment	—	584	—	—
Loss on abandoned equipment	—	6,541	—	—
Gain on exchange of mining reserves	(15,262)	—	—	—
Payments on asset retirement obligation	(2,006)	(264)	—	—
Change in working capital accounts:
(Increase) decrease in accounts receivable	(27,358)	6,770	—	5,368
Decrease (increase) in accounts receivable — other	2,654	37,661	—	(1,425)
(Decrease) increase in amount due to affiliates, net	—	(23,202)	18,690	22,946
Increase in inventory	(14,453)	(4,037)	—	(3,750)
(Increase) decrease in prepaid expenses and other assets	(5,403)	17,281	—	(823)
Increase in accounts payable — trade	25,412	5,923	—	3,587
Increase (decrease) in accrued liabilities	14,852	(23,390)	—	1,606
Increase in accrued postretirement benefits other than pension	15,627	22,441	—	23,432
Increase (decrease) in asset retirement obligations	4,937	75	—	(2,049)
Decrease in accrued workers’ compensation	(690)	(149)	—	(3,695)
(Decrease) increase in other liabilities	(2,230)	(510)	—	2,896

Net cash provided by (used in) operating activities	17,052	(91,318)	15,000	51,433
Investing activities
Investment in equipment and mine development	(64,411)	(86,425)	—	(51,623)
Proceeds from dispositions of equipment	2,275	898	—	180
Purchase of Arch Properties, net of cash acquired	—	—	(14,973)	—
Cash acquired through acquisition of Trout Coal Holdings, LLC and Dakota, LLC	—	20,983	—	—

Net cash used in investing activities	(62,136)	(64,544)	(14,973)	(51,443)
Financing activities
Proceeds from sale of stock	—	427,380	—	—
Repayment of due to affiliate	—	(23,594)	—	—
Proceeds from loans	60,000	200,000	—	—
Repayment of loans and capital lease obligations	(24,164)	(402,246)	—	—
Debt issuance cost	—	(8,107)	—	—

Net cash provided by financing activities	35,836	193,433	—	—

Net (decrease) increase in cash	(9,248)	37,571	27	(10)
Cash, beginning of year	37,598	27	—	37

Cash, end of year	$28,350	$37,598	$27	$27

Supplemental schedule of noncash financing activity
Capital leases	$7,770	$8,628	$—	$—

See accompanying notes.

Magnum Coal Company

Notes to Consolidated Financial Statements
December 31, 2007

1.	Company

Magnum Coal Company (the Company) was formed by ArcLight Energy Partners Fund I L.P. (ArcLight) on October 5, 2005, to acquire certain properties from Arch Coal, Inc. (Arch), Trout Coal Holdings, LLC (Trout), Dakota, LLC (Dakota), and the labor companies associated with Trout and Dakota.

On December 31, 2005, the Company purchased three operating subsidiaries and four associated mining complexes from Arch (Arch Properties), located in West Virginia’s Central Appalachian region. The three operating subsidiaries are Hobet Mining, LLC, Apogee Coal Company, LLC and Catenary Coal Company, LLC, which include the Hobet 21, Arch of West Virginia, Samples, and Campbell’s Creek mining complexes. The mining complexes consist of three surface mines and six underground mines. Along with these mining complexes, the Company purchased all of the equity interests in Robin Land Company, LLC, which owned and controlled certain properties and mineral reserves used by the operating subsidiaries, and TC Sales Company, LLC, which owned certain customer coal supply agreements (see Note 3 for further detail regarding this acquisition).

On March 21, 2006, as part of a recapitalization of the Company, ArcLight and Timothy Elliott (Elliott) contributed 100% of their equity interests in Trout, Dakota, and Elliott-owned labor companies to the Company in exchange for common stock of the Company.

Trout had four mining operations, which included Panther, LLC, Jupiter Holdings, LLC, Remington LLC, and Wildcat, LLC. The mining complexes consist of three surface mines and three underground mines. Along with the mining complexes, Trout also operated Little Creek Dock, LLC, which provides coal barge loading access. Dakota consisted of one underground mine (see Note 3 for further detail regarding this combination).

Prior to March 21, 2006, Elliott held 100% ownership of labor companies being used by the Dakota and Trout mining complexes. The labor companies included Coal Clean LLC, Day LLC, Highwall Mining LLC, IO Coal LLC, Pond Fork Processing LLC, Speed Mining LLC, Thunderhill Coal LLC, and Weatherby Processing LLC (Labor Companies) (see Note 3 for further detail regarding this acquisition).

With the contribution of Trout, Dakota, and the Labor Companies’ equity, the Company received an additional equity contribution from investors of approximately $435 million along with $200 million of funding from a new credit facility. After the recapitalization, ArcLight and ArcLight Energy Partners Fund II L.P. (ArcLight II) owned 54.4% of the Company.

The consolidated financial statements include the accounts of the Company and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and cash flows for the years then ended, and period from inception (October 5, 2005) through December 31, 2005. The result of operations and cash flows for the Company’s predecessor, Arch Properties, are included for the year ended December 31, 2005. Arch Properties is the predecessor of the Company because it represented the major portion of the business and the assets of the Company. The predecessor’s financial statements are not those of a legal entity. Arch Properties did not maintain stand-alone headquarters, treasury, legal, tax, and other similar corporate support functions. Therefore, expenses for selling, general, and administrative expenses were allocated to the Arch Properties from Arch, their former parent. These allocations were based on Arch’s best estimates of proportional costs of Arch or incremental costs as a stand-alone entity, whichever was more representative of costs incurred by Arch on behalf of the Arch Properties. Interest expense was allocated to the Arch Properties from Arch in a similar fashion. The Arch Properties were included in federal and state income tax returns as part of the Arch consolidated group. For purposes of the historical financial statements of the Arch Properties, the federal and state income taxes attributable to the Arch Properties were calculated on a stand-alone basis.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

2.	Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The most significant estimates included in the preparation of the financial statements are related to mining rights, above and below market coal sales supply contracts, other postretirement benefits, coal workers’ pneumoconiosis (black lung), reclamation and mine closure liabilities, contingencies, deferred tax assets and liabilities, and mine development costs.

Discontinued Operations

The Company classifies items within discontinued operations in the consolidated statements of operations when the operations and cash flows of a particular component (defined as operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity) of the Company have been eliminated from the ongoing operations of the Company as a result of a plan by the Company to no longer have any significant continuing involvement in the operations. In May 2006, the Company decided to discontinue the mining operations of Dakota. Discontinued operations for the years ended December 31, 2007 and 2006, reflect $3.8 million and $15.6 million losses, respectively, related to Dakota (see Note 13).

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost. Cash equivalents consist of cash on deposit with banks and highly liquid investments with an original maturity of three months or less when purchased.

Reclamation Escrow Accounts

Investments in debt securities and certain equity securities with readily determinable fair values in reclamation escrow accounts are purchased with the intention of realizing short-term profits and are considered trading securities, carried at the individual securities’ fair values at December 31, 2007 and 2006.

Investments in the escrow accounts are primarily company stocks and money market accounts. Reclamation escrow accounts are included in other noncurrent assets on the balance sheet and are carried at fair value, with gains and losses included in interest expense, net of interest income. At December 31, 2007, reclamation escrow accounts were $4.4 million and net gains of $0.1 million were recorded in 2007. At December 31, 2006, reclamation escrow accounts were $3.6 million and net gains of $0.1 million were recorded in 2006. There were no such activities in 2005.

Deferred Financing Costs

The Company capitalizes costs incurred in connection with borrowings on credit facility. These costs are amortized as an adjustment to interest expense over the term of the credit facility using the effective interest method. Deferred financing costs were $0.9 million and $0.6 million at December 31, 2007 and 2006, respectively. These deferred financing cost amounts are recorded in other noncurrent assets on the balance sheet.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

Revenue Recognition and Accounts Receivable

Revenue and related trade accounts receivable arising from production and sale of coal under the Company’s coal sales contracts are recognized when the coal is delivered either by truck or by rail to an agreed-upon destination, and the title has passed to the customer as specified in the respective contract.

Generally, credit is extended based on an evaluation of the customer’s financial condition, and collateral is not typically required. Credit losses are analyzed in the financial statements using specific identification when it is probable that all or a portion of the outstanding balance is deemed uncollectible. Receivables are considered past due if full payment is not received by the contractual due date. Account balances are charged off when potential for recovery is considered remote. Bad debt expense on receivables was minimal for all periods presented. There was no allowance for bad debts for trade receivables at December 31, 2007 or 2006. Use of the specific charge off method does not produce results materially different from those that would result from the Company maintaining an allowance for doubtful accounts.

Inventories

Inventories include stockpiled coal, parts, and supplies. Coal and supplies inventories are valued at the lower of average cost or market. Supplies inventory is expensed using the weighted average cost of the inventory, while coal inventory is expensed at actual cost adjusted to the lower of cost or market for the inventory on hand. Coal inventory costs include labor, equipment costs, and operating overhead. The Company recorded a valuation allowance for slow-moving and obsolete supplies inventories of $8.3 million and $6.4 million at December 31, 2007 and 2006, respectively.

Inventories consist of the following (in thousands):

	December 31
	2007	2006

Coal	$10,644	$7,208
Supplies, net of allowance	36,093	25,076

	$46,737	$32,284

Coal Acquisition Costs and Prepaid Royalties

Coal lease rights obtained through acquisition are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves. Amortization occurs as the Company mines on the property. Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against future production, they are capitalized. As mining occurs on these leases, the prepayment is charged to cost of coal sales. Capitalized royalties and leased coal interests are evaluated periodically and adjusted when circumstances indicate the carrying value may not be recoverable.

Coal Sales Contracts

Coal sales contracts acquired have been recorded at their estimated fair value at the date of acquisition. These sales contracts are valued at the present value of the difference between the stated price in the acquired contract, net of royalties and taxes, and the market prices for new contracts of similar duration and coal quality at the date of acquisition. Using this approach to valuation, certain contracts, where the expected contract price is below market price at the date of acquisition, have a negative value and are classified as a net liability, while contracts above market have a positive value and are classified as assets. The liability is accreted and the asset is amortized to income over the term of the contracts based on the tons of coal shipped under each contract. Accretion credits for 2007 and 2006 were $81.3 million and $100.9 million, respectively, for unfavorable contracts and amortization charges for 2007 and 2006 were $101.1 million and $68.9 million,

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

respectively, for favorable contracts. The accretion and amortization are recorded as a separate line item on the statements of operations.

During 2007, the Company restructured a below market sales contract to reduce future shipments in exchange for a discounted price on tons remaining to be shipped. The Company has reported a $3.7 million deferred liability which is included on the balance sheet as a part of the below market coal sales supply contract acquired liability. The Company recognized $0.4 million of revenue from the restructure of the contract which is included on the statements of operations as (gain) loss on coal sales supply contract restructuring.

During 2006, the Company agreed to terms with two large customers to restructure below market coal supply agreements for $183.8 million. The portion of the payment to buyout tons that would not be shipped of $25.5 million was charged to expense and is classified separately on the Company’s statement of operations for the year ended December 31, 2006.

Based on expected shipments related to acquired contracts, the Company expects to record annual accretion and amortization related to sales contracts in each of the next five years as reflected in the table below (in thousands).

			Total
	Accretion	Gain from	Accretion/Gain
	From Coal	Contract	From Coal
	Sales Contracts	Restructuring	Sales Contracts

Years ending December 31:
2008	$(62,466)	$(1,196)	$(63,662)
2009	(59,770)	(1,450)	(61,220)
2010	(28,988)	(678)	(29,666)
2011	(30,310)	—	(30,310)
2012	(12,183)	—	(12,183)
2013 and thereafter	(61,447)	—	(61,447)

Total income	$(255,164)	$(3,324)	$(258,488)

Exploration Costs

Costs related to locating coal deposits and determining the economic feasibility of mining such deposits are expensed as incurred.

Property, Plant and Equipment

Plant and Equipment

Plant and equipment are recorded at cost. Interest costs applicable to major asset additions are capitalized during the construction period. Expenditures that extend the useful lives of existing plant and equipment or increase the productivity of the asset are capitalized at cost. Plant and equipment are depreciated principally on the straight-line method over the estimated useful lives of the assets, which typically range from 3 to 17 years, except for preparation plants and loadouts. Major rebuild and repairs costs are capitalized when incurred and depreciated over the extended life of the equipment. Maintenance and repairs are generally expensed as incurred. Preparation plants and loadouts are depreciated using the straight-line method over the estimated recoverable reserves, subject to a minimum level of depreciation.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

Leased plant and equipment meeting certain criteria are capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the term of the associated lease.

Deferred Mine Development

Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and amortized using the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited.

Mineral Rights

Significant portions of the Company’s coal reserves are controlled through leasing arrangements. Amounts paid to acquire such lease rights are capitalized and depleted over the life of those reserves that are proven and probable. Depletion of coal lease rights is computed using the units-of-production method and the rights are assumed to have no residual value. The leases are generally long-term in nature, and substantially all of the leases contain provisions that allow for automatic extension of the lease term as long as mining continues. The net book value of the Company’s mineral rights was $799.6 million and $807.7 million at December 31, 2007 and 2006, respectively.

During the second quarter of 2007, the Company exchanged coal reserves with a third party, recognizing a net gain of $15.3 million (pre-tax) in accordance with Statement of Financial Accounting Standards (SFAS) No 153: Exchanges of Nonmonetary Assets, an Amendment of APB No. 29, Accounting for Nonmonetary Transactions. The gain is reported as a gain on exchange of mining reserves on the statements of operations. The acquired coal reserves were recorded in Property, plant and equipment at the fair value of the reserves. The cost of the previous reserves was removed at its historical cost.

Stripping Costs

Stripping costs incurred in the production phase of the mine for the removal of overburden or waste materials for the purpose of obtaining access to the coal that will be extracted are treated as production costs. Such costs are included in the cost of inventory produced during the period the stripping costs are incurred.

Deferred Longwall

The Company uses a deferred method of accounting for specific longwall rebuild costs and well plugging costs associated with longwall operations to better match these costs with the associated revenue. These costs are readily identifiable with the specific longwall panel to which they apply. The costs are expensed, as a cost of mining, as the panel is mined. The unamortized costs are recorded as other current or other noncurrent assets depending on the expected date of mining the specific longwall panel.

Impairment of Long-lived Assets

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

Goodwill

Goodwill, which is the excess of the cost of an acquisition over the fair value of tangible and intangible assets acquired, is not amortized. The goodwill balance at December 31, 2006, of $123.4 million was recorded in conjunction with the 2005 acquisition of the Arch Properties. Due to the adoption of SFAS No. 158,

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R), by the Company at December 31, 2007, goodwill was adjusted to $68.7 million (see Recent Accounting Pronouncements, included in this Note, for related details). The $54.7 million adjustment effectively represents the tax effect of reducing the SFAS No. 158 liabilities to their fair value at December 31, 2007, due to the residual nature of the goodwill calculation as of the purchase date. The Company performs an impairment review annually by calculating the estimated fair value of the business to which the goodwill is associated. If the indicated fair value of the goodwill per the calculation is less than its carrying value, the Company would be required to record an impairment. Based upon the most recent review, no impairment was indicated by such analysis.

Off-Balance Sheet Arrangements

In the normal course of business, the Company is a party to certain off-balance sheet arrangements. These arrangements include guarantees, indemnifications, and financial instruments with off-balance sheet risk. Liabilities related to these arrangements are not reflected in the consolidated balance sheets, and the Company does not expect any material impact on the financial condition, results of operations, or cash flows to result from these off-balance sheet arrangements.

The Company has used collateralized surety bonds to secure the financial obligation for reclamation of mining properties of $121.4 million and wage bonds of $1.4 million as of December 31, 2007. The Company also has issued letters of credit in favor of the UMWA and to support surety bonds of $9.1 million and $17.2 million, respectively. Of the $121.4 million of reclamation bonds, Arch provides guarantees for $94.1 million of the reclamation bonds outstanding as of December 31, 2007. As of December 31, 2006, the Company had collateralized surety bonds for reclamation of mining properties of $117.0 million and wage bonds of $1.4 million. The Company also has letters of credit for UMWA and supporting surety bonds of $27.8 million and $14.5 million, respectively. Of the $117.0 million of reclamation bonds, Arch provides guarantees for $94.4 million of the reclamation bonds outstanding as of December 31, 2006. Arch has agreed to continue to provide surety bonds and letters of credit for the reclamation and retiree healthcare obligations of the acquired Arch properties in order to facilitate an orderly transition. The Company is required to reimburse Arch for costs related to the surety bonds and letters of credit until it can replace these items. If the surety bonds and letters of credit related to the reclamation obligations are not replaced by the Company within a specified period of time, the Company must post a letter of credit in Arch’s favor in the amount of the obligations.

Stock-Based Compensation

In 2006, the Company’s Stock Agreement authorized the Company to issue a total of three million shares of stock as restricted stock awards known as the Magnum Coal Company Stock Incentive Plan. The Company’s stock awards, which are accounted for as liability awards, require valuation of the Company’s stock each reporting period. At December 31, 2007, the Company estimates the fair value of its stock utilizing industry data on peers and discounting forecasted cash flow for the Company. The percent of fair value that is accrued as selling, general, and administrative expense at the end of each period is equal to the percentage of the requisite service that has been rendered at that date, net of estimated forfeitures. Changes in the fair value of a liability that occur after the end of the requisite service period are recorded as compensation costs of the period in which the changes occur. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement. The total stock compensation costs recognized during the years ended December 31, 2007 and 2006, were $8.0 million and $5.5 million, respectively. The Company has a total of 1,951,503 and 2,475,226 stock awards outstanding as of December 31, 2007 and 2006, respectively. Costs to be recognized total $10.1 million during vesting periods ranging from April 2008 to March 2011.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

Transportation Costs

Trucking and dock loading fees are included in costs of coal sales in the consolidated statement of operations. These costs are directly related with the operations of the business. Freight and handling costs that are billed to the customer are included in other revenue. Freight and handling costs are the costs associated with the actual delivery of the coal to its destination and are based upon the provision of individual contracts with customers.

Income Taxes

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates for years during in which taxes are expected to be paid or recovered. Deferred taxes result from differences between the financial and tax bases of the Company’s assets and liabilities. Interest and penalties will be included as interest expense. A valuation allowance is recorded to reduce deferred tax assets to the amount most likely to be realized.

Debt Issuance Costs

Costs incurred in connection with the issuance of debt facilities are capitalized and amortized over the life of the related indebtedness using the effective interest rate method.

Consolidation of Variable Interest Entities

In general, a variable interest entity (VIE) is a corporation, partnership, limited liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

A VIE is consolidated if the Company has an ownership, contractual, or other financial interest in the VIE (a variable interest holder), is obligated to absorb a majority of the risk of loss from the VIE’s activities, and is entitled to receive a majority of the VIE’s residual returns (if no party absorbs the majority of the VIE’s losses). Under those circumstances, the Company is considered the primary beneficiary. Upon consolidation, the Company generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. The Company has no interests in VIEs.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishing a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect SFAS No. 157 to have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). On December 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158. This statement required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligation) of its other postretirement benefit (OPEB) plans in the December 31, 2007, consolidated balance sheet, with a corresponding adjustment to cumulative other comprehensive income (a component of stockholders’ equity), net of tax. The adjustment to cumulative other

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, all of which were previously netted against the plans’ funded status in the Company’s consolidated balance sheets pursuant to the provisions of SFAS No. 106.

These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit costs in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as components of net periodic benefit cost on the same basis as the amount recognized in cumulative other comprehensive income at adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2007, are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of operations for the year ended December 31, 2007, or for any prior periods presented, and it will not effect the Company’s operating results in future periods.

	Before Application		After Application
	of SFAS No. 158	Adjustments	of SFAS No. 158
	(In thousands)

Debit (credit)
Deferred tax asset	$239,171	$(54,674)	$184,497
Valuation reserve on deferred tax asset	(239,171)	54,674	(184,497)
Goodwill	123,418	(54,674)	68,744
Liabilities for:
Workers’ compensation	(7,006)	2,436	(4,571)
Postretirement benefits	(607,740)	130,426	(477,314)
UMWA Combined Fund liabilities	(16,543)	1,473	(15,070)
Total liabilities	(1,341,607)	134,315	(1,207,292)
Accumulated other comprehensive income	—	(79,661)	(79,661)
Total stockholders’ equity	(92,286)	(79,661)	(171,947)

3.	Acquisitions

Arch Properties

On December 31, 2005, the Company assumed the assets and liabilities of Arch Properties. The purchase price related to the acquisition has been recorded in the accompanying consolidated financial statements as of December 31, 2005.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (in thousands):

Cash	$27
Receivables	86,454
Inventories	24,063
Above market coal sales supply contracts	12,746
Property, plant, and equipment, including mining rights	870,947
Goodwill	123,418
Below market coal sales supply contract	(441,001)
Other postemployment benefits, net of VEBA	(565,257)
Other current assets and liabilities, net	(32,732)
Other noncurrent assets and liabilities, net	(63,665)

Total purchase price (paid in cash)	$15,000

In connection with the adoption of SFAS No. 158, the Company adjusted goodwill by $54.7 million (see discussion in Note 2).

Under purchase accounting, Arch Properties assets and liabilities are required to be adjusted to their estimated fair values, determined with the assistance of third-party valuation experts. The following is a summary of purchase accounting adjustments:

Net Assets
Increase
(Decrease)

Arch Properties, as reported at December 31, 2005	$531,093
Due from Arch affiliates, net	(669,774)

Arch Properties, adjusted net assets	(138,681)
Purchase accounting adjustments:
Property, plant, and equipment	561,851
Goodwill	123,418
Other current assets and liabilities, net	36,151
Other noncurrent assets and liabilities, net	26,495
Coal sales supply contracts	(428,255)
Other postemployment benefits, net of VEBA	(165,979)

Total purchase price	$15,000

Merger of Other Related Entities Under Common Control, Acquisition of Minority Interest, and Recapitalization

On March 21, 2006, ArcLight and Elliott contributed 100% of their equity interests in Trout, Dakota, and the Labor Companies in exchange for Company stock. ArcLight’s interest was accounted for as an exchange of shares between entities under common control. Accordingly, assets and liabilities corresponding to ArcLight’s 96.5% and 79.0% interests in Trout and Dakota, respectively, were carried forward to Magnum at their historical recorded amounts. The acquisition of Elliott’s minority interest in Trout and Dakota and his 100% interest in the Labor Companies was accounted for as a purchase and was based upon the fair value of the Magnum stock Elliott received at recapitalization date.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the assets and liabilities of the entities under common control carried forward at historical cost on March 21, 2006, and the minority interest acquired at fair value (in thousands):

Cash	$20,982
Accounts receivable	11,210
Inventories	4,184
Property, plant, and equipment, including mining rights	277,987
Other noncurrent assets and liabilities, net	2,183
Debt	(397,938)
Amounts due to affiliates, net	(28,107)
Other postemployment benefits	(6,838)
Other current assets and liabilities, net	(28,619)

Combination of majority interest of entities under common control	(144,956)
Acquisition of minority interest	7,917

Total equity, excluding shares exchanged	$(137,039)

The following table shows the proforma results of the Company assuming that Trout, Dakota, and the Labor Companies had been combined for all periods presented and the Arch Properties acquired at the beginning of 2005 (in thousands):

	2006	2005

Total revenue	$858,865	$753,714
Cost of goods sold	(761,672)	(678,967)
Sales contract accretion	31,951	82,509
Loss on sales contract buyout	(25,513)	—
Selling, general, and administrative	(27,213)	(24,752)
Depreciation, depletion, and amortization	(122,849)	(100,516)

Operating (loss) income	(46,431)	31,988
Interest expense, net of interest income	(17,692)	(34,860)
Other expenses	(7,173)	(23,415)

Loss before cumulative effect in change in accounting principle	(71,296)	(26,287)
Discontinued operations	(13,952)	3,053

Net loss before taxes	$(85,248)	$(23,234)

Simultaneously, with the contribution of the Trout, Dakota, and Labor Companies equity to the Company, the Company executed a recapitalization, which is summarized as follows (in thousands):

Proceeds from investors, net of expenses	$427,380
New loan facility proceeds	200,000

Total proceeds received	627,380
Loan repayment including accrued interest	(402,087)
Repayment of amounts advanced by ArcLight and loan fees	(32,920)

Cash received	$192,373

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

4.	Debt and Capital Leases

On March 21, 2006, the Company entered into a credit facility, which consisted of a $200 million term loan, a $40 million revolving credit facility, and a $20 million synthetic letter of credit facility. In December 2006, the synthetic letter of credit facility was increased to $50 million. The term loan and synthetic letter of credit facility have a term of seven years and the revolving credit facility has a term of five years. The credit facility is secured, bears interest at LIBOR plus a margin, and has certain mandatory prepayments based on cash flow and cash proceeds from issuance of debt or equity and certain financial covenants including overall leverage and interest coverage ratios. The term loan amortizes at 1% per year until maturity. The revolver is due at maturity and includes a fee on the unused portion. The synthetic letter of credit facility bears interest equal to the margin over LIBOR plus 0.1%.

In March 2008, the Company amended its credit facility to cure primary financial covenant defaults existing at December 31, 2007. In addition to curing the defaults, the amendment (1) waived primary financial covenants for the quarter ending March 31, and modified primary financial covenants for the quarters ending June 30 and September 30, 2008, (2) authorized the issuance of $100 million in convertible second liens notes, and (3) authorized the Company to enter into sale/leaseback transactions up to $25 million in the aggregate. Pursuant thereto, the Company will issue $100 million of convertible notes to certain existing shareholders, the proceeds of which will be utilized to pay down existing indebtedness, pay increased interest of 2.75% and pay up front fees of 0.25%. If certain conditions are met prior to September 30, 2008, the interest rate on the existing facility increases by an additional 1.00%, a 0.75% fee is payable and an additional 0.75% fee is payable on the earlier of six months after the condition is not met or payoff of the facility.

On March 26, 2008, the Company issued the aforementioned $100 million in subordinated second lien convertible notes which mature in 2013. The proceeds from the Notes were used to pay down indebtedness under the existing facility as discussed above. The Notes bear interest at 10% payable quarterly in kind, have a second lien security interest in the assets securing the existing credit facility and are convertible into the Company’s common stock at a price ranging from $7.50 to $8.87 per share dependent upon certain conditions. The Notes provide for mandatory redemption upon a change of control (as defined in the Company’s existing credit facility) and contain no financial maintenance covenants.

The Company also has financed purchases of equipment with capital leases with interest rates ranging from 6.38% to 8.89%. The obligations require monthly principal and interest payments through the term of the lease, with a buyout option at the end of the lease term.

Debt and capital leases consist of the following as of December 31, 2007 and 2006 (in thousands):

	2007	2006

Credit facility borrowing	$236,500	$198,500
Capital leases	13,926	8,320

	250,426	206,820
Current portion	45,780	3,465

Long-term portion	$204,646	$203,355

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

Future maturities of borrowings and capital leases are as follows as of December 31, 2007 (in thousands):

	Credit	Capital
	Facility	Lease
	Borrowing	Obligation

2008	$42,000	$3,780
2009	2,000	4,103
2010	2,000	5,470
2011	2,000	573
2012	2,000	—
Thereafter	186,500	—

	$236,500	$13,926

The total amount of equipment capitalized under capital leases at December 31, 2007 and 2006, was $16.7 million and $9.2 million, respectively, and accumulated amortization was $2.2 million and $0.7 million, respectively.

Interest expense and interest paid for all debt and lease agreements were $22.9 million and $22.5 million, respectively, for the year ended December 31, 2007. Interest expense and interest paid for all debt and lease agreements were $15.2 million and $18.1 million, respectively, for the year ended December 31, 2006. The Arch Properties incurred net interest expense of $7.0 million in 2005.

5.	Extinguishment of Debt

In connection with the refinancing of Trout’s and Dakota’s senior secured indebtedness on March 21, 2006, the Company incurred a noncash charge of $7.2 million to write-off unamortized debt issuance costs and an early extinguishment of debt fee of $2.5 million related to the term loan.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

6.	Other Current Assets and Liabilities

A summary of other current assets and liabilities follows (in thousands):

	2007	2006

Other current assets:
Prepaid insurance	$6,196	$5,810
Deferred longwall costs	5,731	6,605
Other	482	642

	$12,409	$13,057

Accrued expenses and other current liabilities:
Payroll and related costs	$29,835	$24,563
Postretirement benefits, current portion	25,282	15,113
Production taxes	9,297	8,630
Valley fills	4,003	1,010
Royalties	3,310	3,728
Medical claims	3,289	2,428
Asset retirement obligation, current portion	1,351	2,914
Workers’ compensation, current portion	637	844
Other	2,741	1,934

	$79,745	$61,164

7.	Income Taxes

A reconciliation of the statutory federal income tax (benefit) on the Company’s loss to income taxes follows (in thousands):

	Year Ended December 31
				Arch
				Properties
				(Predecessor)
	2007	2006	2005	2005
Benefit at statutory rates	$(42,545)	$(27,262)	$(1,292)	$(11,680)
Percentage of depletion allowance	—	—	—	(4,804)
State taxes, net effect of federal taxes	—	—	—	(1,869)
Increase in valuation allowance	42,290	27,262	1,292	18,228
Other	255	—	—	125

	$—	$—	$—	$—

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

The income tax provisions included in the consolidated statements of operations are summarized as follows:

	Year Ended December 31
				Arch
				Properties
				(Predecessor)
	2007	2006	2005	2005
Current expense from continuing operations:
Federal	$—	$—	$—	$—
State	—	—	—	—
Deferred expenses from continuing operations:
Federal and state	(42,290)	(27,262)	(1,292)	(18,228)
Changes in valuation allowance	42,290	27,262	1,292	18,228

Income tax expense from continuing operations	—	—	—	—
Income tax expense related to discontinued operations	—	—	—	—

	$—	$—	$—	$—

Significant components of the Company’s deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows (in thousands):

	2007	2006

Deferred tax assets:
Postretirement benefits	$195,699	$238,589
Below market coal sales supply contracts acquired	105,980	139,449
Net operating loss carryforwards	64,897	8,057
Asset retirement obligations	22,750	19,523
UMWA pension benefits	5,527	6,248
Black lung liability	1,874	3,249
Stock compensation	1,859	2,263
Other current assets	964	304
Other	5,513	6,310

Gross deferred tax assets	405,063	423,992
Deferred tax liabilities:
Fixed assets	272,341	285,263
Other	3,950	2,847

Gross deferred tax liabilities	276,291	288,110

Net deferred tax assets	128,772	135,882
Valuation allowance on operating loss carryforwards	(64,897)	(8,057)
Valuation allowance on other net deferred tax assets	(63,875)	(127,825)

	$—	$—

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

Deferred tax assets and liabilities are classified as follows:

	2007	2006

Deferred tax asset, current	$36,419	$41,794
Valuation reserve on current deferred tax asset	(36,419)	(41,794)

Deferred tax asset, current (net)	$—	$—

Deferred tax asset, noncurrent	$92,353	$94,088
Valuation reserve on noncurrent deferred tax asset	(92,353)	(94,088)

Deferred tax asset, noncurrent (net)	$—	$—

The Company has federal tax net operating loss carryforwards for regular income tax purposes of $20.2 million, which will expire in 2026, and $138.0 million, which will expire in 2027. The Company has established a valuation allowance for these deferred tax assets until such time that the Company determines that it is probable that such assets will be realized. Postretirement benefits and UMWA pension benefits decreased due to the adoption of SFAS No. 158, while the sales contract deferred tax asset decreased due to the shipment of tons on the contracts.

8.	Derivative and Financial Instruments

Diesel Fuel Price Risk Management

In 2007 and 2006, the Company used forward physical purchase contracts to reduce volatility in the price of diesel fuel for its operations. These forward physical purchase contracts are less than a year in duration; therefore, the Company does not use hedge accounting but rather treats the transaction as part of normal operations of the business.

Interest Rate Swap

The Company, pursuant to a joint refinancing agreement entered into in 2006 (see Note 4), is utilizing a future interest rate swap agreement to modify the interest characteristics of outstanding debt. The future swap agreement converts variable-rate debt to fixed-rate debt. The future swap agreement is for a period from June 2006 through March 2009 and provides for a fixed LIBOR rate of 4.49% on a $150 million notional amount. The Company has not designated this instrument for hedge accounting and, accordingly, the $1.6 million expense and $0.7 million income recorded on the face of the statements of operations for the years ended December 31, 2007 and 2006, respectively, reflect the change in fair value of the interest rate swap with cash settled with payments received or paid quarterly. The fair value of the instrument is based upon the prevailing interest rates with similar durations. At December 31, 2007, the fair market value of this derivative is $0.7 million liability and is reported in other current liabilities in the Company’s consolidated balance sheet. At December 31, 2006, the fair market value of this derivative is $1.8 million and is reported in other noncurrent assets in the Company’s consolidated balance sheet.

9.	Asset Retirement Obligations and Reclamation

The primary regulatory matters affecting the Company’s mining operations, as well as its competitors, pertain to the federal Surface Mining Control and Reclamation Act of 1977 (SMCRA), which is administered by the Office of Surface Mining Reclamation and Enforcement (OSM). The Company obtains SMCRA permits and permit renewals for its mining operations from the West Virginia Department of Environmental Protection (WVDEP). The Company’s mine and reclamation plans incorporate the provisions of SMCRA, the state programs, and the complementary environmental programs that impact coal mining.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

The Company’s asset retirement obligation (ARO) liabilities primarily consist of cost estimates related to reclaiming surface land and support facilities at both surface and underground mines in accordance with federal and state reclamation laws as defined by each mine permit. The obligation and corresponding asset are recognized in the period in which the liability is incurred.

The Company estimates its ARO liabilities for final reclamation and mine closure based upon detailed engineering calculations of the amount and timing of the future cash expenditures for a third party to perform the required work. Cost estimates are escalated for inflation then discounted at the credit-adjusted risk-free rate.

The provisions of SFAS No. 143, Accounting for Asset Retirement Obligations, require the projected estimated reclamation obligation to include a market risk premium that represents the amount an external party would charge for bearing the uncertainty of guaranteeing a fixed price today for performance in the future. However, due to the nature of the coal mining reclamation work, the Company believes that it is impractical for external parties to agree to a fixed price today. Therefore, a market risk premium has not been included in the reclamation liabilities. The Company has recorded an ARO asset associated with the liability. The ARO asset is amortized on a straight-line basis over the respective mining operation’s expected life of the mine, and the ARO liability is accreted to the projected spending date. Changes in estimates could occur due to mine plan revisions, changes in estimated costs, changes in timing of the performance of reclamation activities, and changes in the credit profile of the company and the related discount rate.

As of December 31 each year, the Company revises its ARO liability based on new information, including discount rates, new cost estimates, changes in mine plans, and changes in the timing of costs. These changes resulted in an increase of $3.5 million and a decrease of $1.8 million in the liability and associated assets at December 31, 2007 and 2006, respectively.

A reconciliation of the liability for ARO as of December 31 is as follows (in thousands):

	2007	2006

Asset retirement obligation liability at beginning of period	$47,683	$28,348
Accretion expense	3,374	2,646
Assumption of Trout liability	—	14,005
Assumption of Dakota liability	—	4,272
Additions from property development	2,981	441
Liabilities settled	(2,006)	(264)
Adjustments in the liability from annual recosting	3,457	(1,765)

Total asset retirement obligation liability at end of period	55,489	47,683
Asset retirement obligation liability, current	1,351	2,914

Asset retirement obligation liability, noncurrent	$54,138	$44,769

10.	Accrued Workers’ Compensation

The Company is liable under the federal Mine Safety and Health Act of 1969, as subsequently amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees, and dependents. The Company is also liable under various states’ statutes for black lung benefits. The Company currently provides for federal and state claims for retirees principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries at the present value of the actuarially computed present and future liabilities for such benefits over the employees’ applicable years of service. The Company has provided insurance for current employees through a privatized agency since January 1, 2006.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

Black lung benefit expense consists of the following components (in thousands):

			Arch Properties
			(Predecessor)
	2007	2006	2005
Self-insured black lung benefits:
Service cost	$—	$—	$371
Interest cost	288	444	840
Net amortization	(134)	—	(1,969)

Total black lung expense	154	444	(758)
Traumatic injury claims and assessments	—	—	11,725

Total expense	$154	$444	$10,967

Payments for black lung benefits	$1,072	$832	$14,593
Discount rate	6.05%	5.90%	5.80%
Cost escalation rate	5.00%	5.00%	4.00%

Summarized below is information about the amounts recognized in the consolidated balance sheets for black lung benefits (in thousands):

	December 31
	2007	2006

Black lung costs	$4,571	$7,925
Less amount included in accrued expenses	637	844

Noncurrent obligations	$3,934	$7,081

SFAS No. 158 required the Company to recognize the funded status of its benefit plans in the December 31, 2007 consolidated balance sheet, with a corresponding adjustment to cumulative other comprehensive income (a component of stockholders’ equity), net of tax. The adjustment of $2.4 million to cumulative other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, all of which were previously netted against the plans’ funded status in the Company’s consolidated balance sheets. These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company’s historical accounting policy for amortizing such amounts.

The reconciliation of changes in the benefit obligation of the black lung liability is as follows:

	2007	2006

Beginning of year obligation	$7,925	$8,313
Service cost	—	—
Interest cost	288	444
Net amortization	(134)	—
Actuarial gain	(2,436)	—
Benefit and administrative payments	(1,072)	(832)

Accrued costs	4,571	7,925
Unrecognized gain	—	675

Net obligation at end of year	$4,571	$7,250

Discount rate	6.80%	6.05%

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Workers’
Compensation

2008	$637
2009	574
2010	512
2011	451
2012	389
2013 and thereafter	2,008

$4,571

The workers’ compensation liability was actuarially-determined based upon the present value of known claims and an estimate of future claims that will be awarded to former employees.

11.	Employee Benefit Plans

401(k) Savings Plans

Effective January 1, 2007, all of the Company’s 401(k) savings plans were merged into the Magnum Coal Company 401(K) Plan. This plan is a pre-tax contributory plan with a Company match not to exceed 6% of a participant’s salary. Employees are eligible to participate upon their hire date. Each nonhighly compensated employee participant may elect to contribute up to 50% of annual compensation, not to exceed the limits established by federal law. Highly compensated employees are limited to 16%, not to exceed the IRS limit. All contributions are 100% vested.

Prior to 2007, the Company had several 401(k) savings plans covering eligible employees. Employees’ eligibility ranged from immediate participation upon hire date to one year of service with 1,000 hours. Each participant may have elected to contribute up to 50% of annual compensation, not to exceed the limits established by federal law. The Company had discretion to make a fixed match or profit-sharing contributions. Participants were 100% vested relating to their individual contributions and became 100% vested with respect to the Company’s discretionary contributions immediately or after four years of service, depending upon the particular Plan in which the employee participates. The Company’s expense under these plans approximated $4.3 million and $2.9 million for the years ended December 31, 2007 and 2006, respectively.

The employees of the Arch Properties participated in a 401(k) savings plan sponsored by Arch which was established to assist eligible employees in providing for their future retirement needs. The Arch Properties contribution to the savings plan was $1.8 million in 2005.

Defined Contribution Plan

Effective January 1, 2006, certain employees are covered by the Magnum Coal Company Defined Contribution Retirement Plan sponsored by the Company. The benefits are based on the employee’s age and compensation. The Plan was amended in 2006 to exclude anyone hired by a participating company after August 1, 2006, from participating in the Plan. The Company funds the plan in an amount not less than the minimum statutory funding requirements or more than the maximum amount that can be deducted for federal income tax purposes. Participants vest in their benefits earned under this plan after three years of service. The total expenses incurred by the Company were $2.7 million and $2.3 million for the years ended December 31, 2007 and 2006, respectively. Contributions to the plan for the year ended December 31, 2007, will be made in April 2008.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

Other Postretirement Benefits

The Company also provides certain postretirement medical/life insurance benefits for eligible employees. Generally, covered employees who terminate employment after meeting eligibility requirements are eligible for postretirement medical and prescription drug coverage for themselves and their dependents. The employee postretirement medical/life plans are contributory; with retiree contributions adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The Company’s current policy is to fund the cost of postretirement medical benefits as they are paid. The Company utilizes a December 31 measurement date for its benefit plans. Pursuant to the acquisition of Arch Properties, Arch contributed $15.0 million to two independent Voluntary Employee Beneficiary Association (VEBA) trusts that provide post-retirement benefits other than pension to certain former employees of the Arch Properties. These assets decrease the amount of liability within the other postemployment benefits (OPEB). In 2007, the Company elected to begin utilizing these funds to pay expenses related to the former employees of the two trusts. The Company made $14.2 million in benefit payments from these trusts in 2007. The Company has reflected $1.8 million, the funds remaining in the VEBA, as a deduction to the amount of benefits to be paid from these trusts in 2008 as current liabilities at December 31, 2007. At December 31, 2006, the Company reflected $12.4 million as the projected amounts of benefits to be paid from the VEBA trust in 2007 and as a reduction in current liabilities.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

The following summarizes plan information as of and for the year ended December 31, 2007 (in thousands):

				Arch
				Properties
		Magnum		(Predecessor)
	2007	2006	2005	2005
Change in benefit obligation
Benefit obligation at January 1	$563,468	$580,257	$—	$—
Service cost	1,339	2,415	—	—
Interest cost	33,681	33,699	—	—
Acquisition of Arch Properties	—	—	580,257	—
Assumption of Dakota	—	8,188	—	—
Curtailment	—	584	—	—
Plan amendments	6,366	5,563	—	—
Medicare Part D Reimbursements	1,030	—		—
Retiree contributions	2,881	—		—
Unrecognized gains	(98,811)	(41,610)	—	—
Benefits paid	(30,845)	(25,628)	—	—

Benefit obligation at December 31	$479,109	$563,468	$580,257	$—

Change in plan assets
Value of plan assets at January 1	$15,606	$15,000	$—	$—
Actual return on plan assets	356	606	—	—
Acquisition of Arch Properties	—	—	15,000	—
Medicare Part D Reimbursements	1,030	—	—	—
Retiree contributions	2,881	—	—	—
Contributions	12,767	25,628	—	—
Benefits paid	(30,845)	(25,628)	—	—

Value of plan assets at December 31	$1,795	$15,606	$15,000	$—

Net amount recognized
Funded status of the plan	$477,314	$547,862	$565,257	$—
Unrecognized actuarial gain	—	40,362	—	—
Unrecognized prior service costs	—	(6,300)	—	—

Accrued benefit costs	$477,314	$581,924	$565,257	$—

Balance sheet amounts
Benefit obligation	$477,314	$581,924	$565,257	$—
Less current portion	(25,282)	(15,113)	(28,309)	—

Long-term liability	$452,032	$566,811	$536,948	$—

Components of pension benefit costs
Service cost	$1,339	$2,415	$—	$2,166
Interest cost	33,681	33,699	—	28,600
Actual return on plan assets	(356)	(606)	—	—
Other amortization and deferrals	3,898	(635)	—	24,001

	$38,562	$34,873	$—	$54,767

Assumptions
Discount rate for projected benefit obligation	6.80%	6.05%	5.90%	N/A
Discount rate for net periodic benefit cost	6.05%	5.90%	N/A	6.00%

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

The following table provides information regarding the assumed health care cost trend rates at December 31:

	2007	2006	2005

Health care cost trend rate assumed for next year	7.00%	7.50%	7.50%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2012	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefit plan. A one-percentage-point change in the assumed health care cost trend would have the following effects:

	One-Percentage	One-Percentage
	Point Increase	Point Decrease
	(In thousands)

Effect on total of service cost and interest cost components	$4,887	$(3,998)
Effect on year-end postretirement benefit obligation	62,643	(51,959)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Other
Postretirement
Benefits

2008	$25,282
2009	28,805
2010	30,952
2011	32,674
2012	33,984
2013 and thereafter	325,617

$477,314

SFAS No. 158 required the Company to recognize the funded status of its benefit plans in the December 31, 2007 consolidated balance sheet, with a corresponding adjustment to cumulative other comprehensive income (a component of stockholders’ equity), net of tax. The adjustment of $130.4 million to cumulative other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, all of which were previously netted against the plans’ funded status in the Company’s consolidated balance sheets pursuant to the provisions of SFAS No. 106. These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company’s historical accounting policy for amortizing such amounts. The other postretirement benefits liability was actuarially-determined based upon the present value of known claims and an estimate of future claims that will be awarded to former employees. The expected rate of return on plan assets is determined by taking into consideration expected long term returns of similar rated assets on the market.

In May 2004, the FASB issued FASB Staff Position (FSP) FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Arch Properties have included the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) in their financial statements for the year ended December 31, 2004 in accordance with FSP FAS 106-2. Incorporation of the provisions of the Act resulted in a reduction of the Company’s postretirement benefit obligation of $68.0 million. Postretirement medical expenses for fiscal year 2004 after incorporation of the provisions of the Act resulted in an amount of $18.2 million less than that previously anticipated (all of which was recorded as a component of cost of coal sales). The benefit for the year ended

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

December 31, 2004, was partially offset by increased costs resulting from other actuarial assumptions that were incorporated at the beginning of the year. There was a plan amendment related to Medicare Part D, which specified that the Company would pay the related premiums for certain participants. This amendment increased the accumulated postretirement benefit obligation by $14.8 million at December 31, 2006.

Multi-employer Pension and Benefit Plans

Under the labor contract with the United Mine Workers of America (UMWA), the Company made no payments in 2007, 2006, or 2005 into a multi-employer defined benefit pension plan trust established for the benefit of union employees. Payments are based on hours worked and are expensed as hours are incurred. Under the Multi-employer Pension Plan Amendments Act of 1980, a contributor to a multi-employer pension plan may be liable, under certain circumstances, for their proportionate share of the plan’s unfunded vested benefits (withdrawal liability). The Company is not aware of any circumstances that would require it to reflect its share of unfunded vested pension benefits in its financial statements.

At December 31, 2007, approximately 30% of the Company’s workforce was represented by the UMWA under a collective bargaining agreement. A new five-year labor agreement was reached in February 2007 and is effective from January 1, 2007 through December 31, 2011. This agreement replaced the National Bituminous Coal Wage Agreement of 2002.

The Coal Industry Retiree Health Benefit Act of 1992 (Benefit Act) provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers), transfers of monies in 1993 and 1994 from an over-funded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Lands Fund (funded by a federal tax on coal production) commencing in 1995. The multi-employer pension plan provides medical and death benefits for all beneficiaries of the former UMWA Benefit Trusts who were actually receiving benefits as of July 20, 1992. The 1992 Benefit Fund provides medical and death benefits to orphan UMWA-represented members eligible for retirement on February 1, 1993, and who actually retired between July 20, 1992 and September 30, 1994. The Benefit Act provides for the assignment of beneficiaries to former employers and the allocation of unassigned beneficiaries (referred to as orphans) to companies using a formula set forth in the Benefit Act. The Benefit Act requires that responsibility for funding the benefits to be paid to beneficiaries be assigned to their former signatory employers or related companies. The Company recorded the obligation of $15.1 million and $15.2 million in noncurrent liabilities as of December 31, 2007 and 2006, respectively. The discount rate of the liability is assumed to be 6.80% and 6.05% as of December 31, 2007 and 2006, respectively. The liability is subject to increases or decreases in per capita health care costs, offset by the mortality curve in the aging population of beneficiaries. Expenses of $1.0 million, $2.2 million, and $3.4 million were recorded in 2007, 2006, and 2005, respectively, for premiums pursuant to the Benefit Act. Contributions of $1.6 million, $3.3 million, and $3.4 million were made in 2007, 2006, and 2005, respectively, for premiums pursuant to the Benefit Act. SFAS No. 158 required the Company to recognize the funded status of its benefit plans in the December 31, 2007 consolidated balance sheet, with a corresponding adjustment to cumulative other comprehensive income (a component of stockholders’ equity), net of tax. The adjustment of $1.5 million to cumulative other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs, all of which were previously netted against the plans’ funded status in the Company’s consolidated balance sheets. These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company’s historical accounting policy for amortizing such amounts. The benefit act liability was actuarially-determined based upon the present value of known claims and an estimate of future payments to the plan.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

12.	Stock-Based Compensation

The Company’s Stock Agreement has authorized the Company to issue a total of three million shares of stock as restricted stock awards. The Company’s stock awards are accounted for as liability awards, which require valuation of the Company’s stock each reporting period. At December 31, 2007, the Company estimates the fair value of its stock utilizing industry data on peers and discounting forecasted cash flow for the Company. The percent of fair value that is accrued as selling, general, and administrative expense at the end of each period is equal to the percentage of the requisite service that has been rendered at that date, net of estimated forfeitures. The life of the vesting period is between 24 months and 42 months, and the Company uses the straight-line method for recording stock compensation expense. The Company is unable to measure the volatility of the shares due to the short history of the Company. At various dates in 2006, the Company issued 2.6 million restricted stock awards at a weighted-average fair value of $13.43 with an average term of 2.9 years. At various dates in 2007, the Company issued 0.5 million restricted stock awards at a weighted-average fair value of $9.81 with an average term of 3.4 years.

A summary of the restricted stock at December 31, 2007, and activity during 2006 and 2007 is presented below:

		Weighted Average
		Grant Date
	Shares	Fair Value
	(Shares in thousands)

Activity during 2006:
Granted	2,602	$9.81
Forfeitures	(152)	9.81

Unvested at December 31, 2006	2,450	13.43
Granted	551	9.81
Vested	(518)	9.81
Shares exchanged for taxes	(381)	9.81
Forfeitures	(151)	9.81

Unvested at December 31, 2007	1,951	$7.54

Compensation expense recognized for these issuances was $8.0 million and $5.5 million in 2007 and 2006, respectively. The restricted stock awards provide for accelerated vesting if there is a change in control or the Company goes public.

13.	Discontinued Operations

In August 2006 the Company made a decision to close its Dakota mine as it was no longer economically viable to operate. The Company recognized a loss of $15.6 million related to this closure and Dakota’s operating results, which have been shown as results of discontinued operations in the Company’s statement of operations for the year ended December 31, 2006. The Company recorded additional expenses in 2007 of $3.8 million for the removal of fixed assets and the shutdown of the mines in accordance with regulatory

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

requirements. The following data reflects the activity for the discontinued operation during 2007 and 2006 (in thousands):

	2007	2006

Coal sales	$—	$15,674
Costs and expense	(3,787)	(17,386)
Depreciation	—	(2,494)
Loss on abandoned assets	—	(6,541)
Curtailment loss on OPEB	—	(584)
Loss on asset recovery and mine closure	—	(4,312)

Loss from discontinued operations	$(3,787)	$(15,643)

The liability at December 31, 2006, excluding asset retirement obligations was $0.8 million for the closure of the Dakota mine. There was no liability at December 31, 2007. The Company has recorded $4.1 million in asset retirement obligations for continuing liability associated with reclamation requirements as of December 31, 2007. At December 31, 2006, the asset retirement obligation was $4.2 million with payments in 2007 of $1.1 million. The increase in asset retirement obligation is due to stricter regulatory agencies requirements than originally projected in 2006.

14.	Credit Concentrations and Market Risks

Quantitative and Qualitative Disclosures About Market Risk

The Company presents the sensitivity of the market value of our financial instruments to selected changes in market rates and prices. The range of changes is what management of the Company reasonably expects in a one year period. Actual results may differ from expectations presented by the Company.

The Company manages the commodity price risk for the non-trading, long-term coal contract portfolio through the use of long-term coal supply agreements, rather than through the use of derivative instruments. At December 31, 2007, based on current expectations of production over the next three years, the Company expects production available for repricing of approximately 5 million tons or 30% of production in 2008 (unaudited), 14 million tons or 66% of production in 2009 (unaudited), and 18 million tons or 85% of production in 2010 (unaudited).

The Company’s objectives in managing exposure to interest rate changes are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, the Company uses a swap agreement to convert a portion of the debt from variable to fixed rate using a $150 million notional value. A one percentage point increase in interest rates would result in an annualized increase to interest expense of $0.9 million on the credit agreement debt with a $2.4 million increase in variable interest expense offset by $1.5 million income from the swap agreement.

The Company is exposed to the risk of fluctuations in cash flows related to the purchase of diesel fuel. The Company has entered into forward physical purchase contracts and heating oil swaps and options to reduce volatility in the price of diesel fuel annually. The swap agreements essentially fix the price paid for diesel fuel by requiring the Company to pay a fixed heating oil price and receive a floating heating oil price. The call options protect against increases in diesel fuel by granting us the right to participate in increases in heating oil prices. The agreements are annual; therefore, the Company recognizes the gains and losses through cost of mining as normal part of business. The Company has not entered into a swap agreement for 2008.

The Company is exposed to price risk related to the value of sulfur dioxide emission allowances that are a component of quality adjustment provisions in many of the coal supply contracts. The Company may purchase call options to mitigate the risk of changes in the fair value of a contract that contains a fixed price

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

for sulfur dioxide emission allowances. Currently, the Company has not entered into a sulfur dioxide emission contract. It is difficult to predict the impact of complying with such regulations. Management believes that the quality of the Company’s coal reserves and market forces will serve to mitigate the adverse affect of existing and new regulations.

During the year ended December 31, 2007, the Company sold 16.1 million tons of captive coal and 2.2 million of purchased coal (unaudited). Sales were primarily to electricity generating and industrial users in the eastern half of the United States.

For the year ended December 31, 2007, 93% of captive coal sales were to U.S. electricity generators and 7% were to other domestic coal producers. For the year ended December 31, 2007, two customers accounted for 37% and 20% of captive coal sales revenue.

Amounts due from coal sales to electric generating companies and their affiliates represent 91% and 80% of trade accounts receivable due the Company at December 31, 2007 and 2006, respectively. The Company had 8% and 20% of accounts receivable due from coal producing entities at December 31, 2007 and 2006, respectively. In 2007, there were three customers who represented 29%, 17%, and 15% of the Company’s trade accounts receivable balance. In 2006, there were five customers who represented 33%, 15%, 12%, 11%, and 10% of the Company’s trade accounts receivable balance. No other customers exceeded 10% of the Company’s trade credit exposure.

15.	Related-Party Transactions

ArcLight advanced the Company $22 million in funding for operations through the date of recapitalization, at which time the funds were repaid. In January 2007, ArcLight purchased from a third party, rights to a royalty stream based on coal mined on certain properties. The royalty payments in 2007 were $2.0 million.

The Arch Properties did not maintain separate stand-alone treasury, legal, tax, or other similar corporate support functions. Expenses for selling, general, and administrative expenses were allocated from Arch based on Arch’s best estimate of proportional or incremental costs. The allocated selling, general, and administrative expenses were $17.7 million in 2005. In addition, net interest expense was allocated to the Arch Properties based upon the Arch Properties proportional assets compared to Arch’s assets. The allocated net interest expense was $7.0 million in 2005.

16.	Commitments

The Company leases equipment under various noncancelable operating lease agreements. The noncancelable lease agreements allow the Company to extend the lease agreements annually after the original lease term. Rental expense related to these operating leases was $18.3 million, $14.2 million, and $7.2 million for the years ended December 31, 2007, 2006, and 2005, respectively.

The Company also leases coal reserves under agreements that require royalties to be paid as the coal is mined. The agreements require minimum monthly royalties to be paid regardless of the amount of coal mined during the year. Royalty expense related to these agreements was $46.6 million, $42.7 million, and $33.2 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

Future minimum lease and royalty payments as of December 31, 2007, are as follows (in thousands):

	Operating	Coal
	Leases	Reserves

Years ending December 31:
2008	$15,323	$7,638
2009	11,044	10,364
2010	5,186	8,933
2011	878	8,537
2012	—	8,052
2013 and thereafter	—	32,955

Total minimum lease payments	$32,431	$76,479

17.	Quarterly Financial Information (Unaudited)

Financial information for the Company for each quarter is below (in thousands):

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2007
Net sales	$216,543	$258,255	$225,790	$196,666
Operating income (loss) before depreciation, depletion, and amortization	3,689	17,350	3,400	(5,109)
Loss from continuing operations	(28,845)	(15,559)	(32,409)	(40,957)
Net loss	(31,117)	(16,625)	(32,341)	(41,474)
2006
Net sales	144,678	210,390	219,188	236,526
Operating (loss) income before depreciation, depletion, and amortization	(2,205)	16,121	22,824	38,052
(Loss) income from continuing operations	(37,159)	(17,563)	(13,341)	5,815
Net (loss) income	(37,159)	(17,423)	(30,352)	7,043

18.	Contingencies

The Company, in the course of its business activities, is exposed to a number of risks, including the possibilities of the termination or alteration of coal sales contracts, fluctuating market conditions of demand for coal and transportation and fuel costs, competitive industry, changing government regulations, unexpected maintenance and equipment failure, employee benefit cost control, changes in estimates of proven and probable coal reserves, obtaining and maintaining necessary mining permits, and control of adequate recoverable mineral reserves. In addition, adverse weather and geological conditions may increase operating costs.

In 2007, the Company had certain sales contract commitments to customers for delivery of 0.3 million tons of coal. The sales contracts provide the customer the right to demand payment from the Company for any difference between the price paid per ton for any open market purchases and the contract price for tons not delivered under the contracts. It is unknown whether or not these customers purchased coal in the open market to cover the undelivered coal during 2007. However, had the entire amount of undelivered tons been purchased by customers in open market transactions and all of the customers demanded payment from the Company for the difference in price, the potential claim against the Company would approximate $3.9 million. The

Magnum Coal Company

Notes to Consolidated Financial Statements — (Continued)

Company has not been presented with any demands for payment nor have any customers indicated their intent to do so.

The Company and certain of its subsidiaries are defendants in civil actions filed in West Virginia for damages arising from flooding that occurred in southern West Virginia in 2001 and 2002. The plaintiffs have sued coal, timber, oil and gas, and land companies under the theory that the companies have caused natural surface waters to be diverted in an unnatural way which caused damage to the plaintiffs. Pursuant to the purchase and sale agreement between Arch and the Company dated December 31, 2005, Arch agreed to indemnify and hold harmless the Company from any and all damages incurred in connection with this litigation.

Certain of the Company’s subsidiaries are the subject of proceedings in federal and state court and before the Environmental Quality Board involving alleged violations of the Clean Water Act stemming from discharges of selenium exceeding statutory limits. Also, by letter dated January 25, 2008, the Company received a request for information from the United States Environmental Protection Agency concerning compliance of the Company’s operating subsidiaries with the Clean Water Act. The outcome of these actions is unknown at this time. Due to the uncertainty of the outcome and the Company’s inability to reasonably estimate the magnitude of penalties, if any, no provision for these claims has been recorded in the Company’s financial statements. The ultimate outcome may, however, be material to the results of operations of a particular period in which the costs of resolution, if any, are recognized.

The Company and its subsidiaries are defendants in various other legal proceedings, including employee related matters, arising from their business operations in which substantial monetary damages are sought. The results of any future legal actions relating to such proceedings are inherently unpredictable, and it is impossible to predict the ultimate outcome at this time. However, the Company believes that the resolution of such matters will not have a material impact on the financial position of the Company. The ultimate outcome may, however, be material to the results of operations of a particular period in which the costs of resolution, if any, are recognized.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporations Law (“Delaware Law”) permits a corporation, under specified circumstances, to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by them as a result of any suit (other than a suit brought by or in the right of the corporation) brought against them in their capacity as such, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 of the Delaware Law also provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys’ fees) incurred by them in connection with a suit brought by or in the right of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made, unless otherwise determined by the court, if such person was adjudged liable to the corporation.

The Delaware Law also provides that the indemnification described above will not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its by-laws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.

The Delaware Law also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

As permitted by sections 102 and 145 of Delaware Law, the registrant’s certificate of incorporation eliminates the liability of a director to Patriot and its stockholders for monetary damages for breach of a director’s fiduciary duty except for liability under section 174 of Delaware Law, for any breach of the director’s duty of loyalty to Patriot or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

The registrant’s certificate of incorporation and by-laws provide that to the fullest extent permitted by Delaware Law, the registrant shall indemnify any person (and such person’s heirs, executors or administrators) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (brought in the right of the registrant or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person is or was a director or officer of the registrant or, while a director or officer of the registrant, is or was serving at the request of the registrant as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise, for and against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals. The registrant is required to indemnify a person described in the preceding sentence in connection with any action, suit or proceeding (or part thereof) commenced by such person only if the commencement of such action, suit or proceeding (or part thereof) by such person was authorized by the Board of Directors of the registrant. The registrant may indemnify any person (and such person’s heirs, executors or administrators) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (brought in the right of the registrant or otherwise), whether civil, criminal, administrative or investigative, and whether formal or informal, including appeals, by reason of the fact that such person is or was an employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, limited liability company or other enterprise, for and against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding, including appeals. The right to indemnification includes the prompt payment of expenses incurred by any applicable person in defending any action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, including appeals, upon presentation of appropriate documentation.

The above discussion of the Delaware Law and the registrant’s certificate of incorporation and by-laws is not intended to be exhaustive and is qualified in its entirety by such statutes and the registrant’s certificate of incorporation and by-laws.

The registrant maintains liability insurance for the benefit of its directors and officers.

The registrant has entered into indemnification agreements with each of its directors and certain of its officers pursuant to which the registrant has agreed to indemnify those persons against any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the indemnified person is or was or has agreed to serve at the request of the registrant as a director, officer, employee or agent of the registrant, or while serving as a director or officer of the registrant, is or was serving or has agreed to serve at the request of the registrant as a director, officer, employee or agent (which, for purposes of the indemnification agreements, includes a trustee, partner, manager or a position of similar capacity) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity. The indemnification provided by these agreements is from and against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified person or on his or her behalf in connection with the action, suit or proceeding and any appeal therefrom, but shall only be provided if the indemnified person acted in good faith and in a manner the indemnified person reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe the indemnified person’s conduct was unlawful. The registrant’s certificate of incorporation and the indemnification agreements require the advancement of expenses incurred by officers and directors in relation to any action, suit or proceeding.

Item 21.	Exhibits and Financial Statement Schedules

(a) See Exhibit Index.

(b) See Exhibit Index.

(c) Not applicable.

Item 22.	Undertakings

(a) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in St. Louis, Missouri on the 14th day of May, 2008.

PATRIOT COAL CORPORATION

By:	/s/ Richard M. Whiting
Name:     Richard M. Whiting

Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard M. Whiting (Richard M. Whiting)	Chief Executive Officer and President, Director (Principal Executive Officer)	May 14, 2008

/s/ Mark N. Schroeder (Mark N. Schroeder)	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 14, 2008

/s/ J. Joe Adorjan (J. Joe Adorjan)	Director	May 14, 2008

/s/ B.R. Brown (B.R. Brown)	Director	May 14, 2008

/s/ Irl F. Engelhardt (Irl F. Engelhardt)	Director	May 14, 2008

/s/ John E. Lushefski (John E. Lushefski)	Director	May 14, 2008

/s/ Michael M. Scharf (Michael M. Scharf)	Director	May 14, 2008

/s/ Robert O. Viets (Robert O. Viets)	Director	May 14, 2008

EXHIBIT INDEX

Exhibit No.	Description
2.1	Separation Agreement, Plan of Reorganization and Distribution, dated October 22, 2007, between Peabody Energy Corporation and Patriot Coal Corporation (Incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
2.2	Agreement and Plan of Merger, dated as of April 2, 2008, by and among Magnum Coal Company, Patriot Coal Corporation, Colt Merger Corporation, and ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P., acting jointly, as Stockholder Representative (Included as Annex A to the proxy statement/prospectus that is a part of this Registration Statement).
3.1	Amended and Restated Certificate of Incorporation of Patriot Coal Corporation (Incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
3.2	Amended and Restated By-Laws of Patriot Coal Corporation (Incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
4.1	Rights Agreement, dated October 22, 2007, between Patriot Coal Corporation and American Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
4.2	First Amendment to Rights Agreement, dated as of April 2, 2008, to the Rights Agreement, dated as of October 22, 2007 between Patriot Coal Corporation and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K, filed on April 8, 2008).
5.1	Opinion of Davis Polk & Wardwell, regarding the legality of the securities being issued.*
10.1	Transition Services Agreement, dated October 22, 2007, between Peabody Energy Corporation and Patriot Coal Corporation (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.2	Tax Separation Agreement, dated October 22, 2007, between Peabody Energy Corporation and Patriot Coal Corporation (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.3	Employee Matters Agreement, dated October 22, 2007, between Peabody Energy Corporation and Patriot Coal Corporation (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.4	Coal Supply Agreement, dated October 22, 2007, between Patriot Coal Sales LLC and COALSALES II, LLC (Incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.5	Coal Supply Agreement, dated October 22, 2007, between Patriot Coal Sales LLC and COALSALES LLC (Incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.6	Master Coal Supply Agreement, dated October 22, 2007, between Patriot Coal Sales LLC and COALSALES LLC (Incorporated by reference to Exhibit 10.6 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.7	Master Coal Supply Agreement, dated October 22, 2007, between Patriot Coal Sales LLC and COALSALES II LLC (Incorporated by reference to Exhibit 10.7 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.8	Master Coal Supply Agreement, dated October 22, 2007, between Patriot Coal Sales LLC and COALTRADE INTERNATIONAL, LLC (Incorporated by reference to Exhibit 10.8 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.9	Coal Act Liabilities Assumption Agreement, dated October 22, 2007, among Patriot Coal Corporation, Peabody Holding Company, LLC and Peabody Energy Corporation (Incorporated by reference to Exhibit 10.9 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.10	NBCWA Liabilities Assumption Agreement, dated October 22, 2007, among Patriot Coal Corporation, Peabody Holding Company, LLC, Peabody Coal Company, LLC and Peabody Energy Corporation (Incorporated by reference to Exhibit 10.10 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).

Exhibit No.	Description
10.11	Salaried Employee Liabilities Assumption Agreement, dated October 22, 2007, among Patriot Coal Corporation, Peabody Holding Company, LLC, Peabody Coal Company, LLC and Peabody Energy Corporation (Incorporated by reference to Exhibit 10.11 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.12	Administrative Services Agreement, dated October 22, 2007, between Patriot Coal Corporation, Peabody Holding Company, LLC and Peabody Energy Corporation (Incorporated by reference to Exhibit 10.12 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.13	Master Equipment Sublease Agreement, dated October 22, 2007, between Patriot Leasing Company LLC and PEC Equipment Company, LLC (Incorporated by reference to Exhibit 10.13 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.14	Software License Agreement, dated October 22, 2007, between Patriot Coal Corporation and Peabody Energy Corporation (Incorporated by reference to Exhibit 10.14 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.15	Throughput and Storage Agreement, dated October 22, 2007, among Peabody Terminals, LLC, James River Coal Terminal, LLC and Patriot Coal Sales LLC (Incorporated by reference to Exhibit 10.15 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.16	Conveyance and Assumption Agreement, dated October 22, 2007, among PEC Equipment Company, LLC, Central States Coal Reserves of Indiana, LLC, Central States Coal Reserves of Illinois, LLC, Cyprus Creek Land Company and Peabody Coal Company, LLC (Incorporated by reference to Exhibit 10.16 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.17	Patriot Coal Corporation 2007 Long-Term Equity Incentive Plan (Incorporated by reference to Exhibit 10.17 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.18	Patriot Coal Corporation Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.18 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.19	Patriot Coal Corporation Management Annual Incentive Compensation Plan (Incorporated by reference to Exhibit 10.19 of the Registrant’s Current Report on Form 8-K, filed on October 25, 2007).
10.20	Indemnification Agreement, dated November 1, 2007, between Patriot Coal Corporation and Richard M. Whiting (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.21	Indemnification Agreement, dated November 1, 2007, between Patriot Coal Corporation and Irl F. Engelhardt (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.22	Indemnification Agreement, dated November 1, 2007, between Patriot Coal Corporation and J. Joe Adorjan (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.23	Indemnification Agreement, dated November 1, 2007, between Patriot Coal Corporation and B. R. Brown (Incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.24	Indemnification Agreement, dated November 1, 2007, between Patriot Coal Corporation and John E. Lushefski (Incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.25	Indemnification Agreement, dated November 1, 2007, between Patriot Coal Corporation and Michael M. Scharf (Incorporated by reference to Exhibit 10.6 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.26	Indemnification Agreement, dated November 1, 2007, between Patriot Coal Corporation and Robert O. Viets (Incorporated by reference to Exhibit 10.7 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.27	Indemnification Agreement, dated November 1, 2007, between Patriot Coal Corporation and Mark N. Schroeder (Incorporated by reference to Exhibit 10.8 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.28	Employment Agreement, dated October 31, 2007, between Patriot Coal Corporation and Richard M. Whiting (Incorporated by reference to Exhibit 10.9 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).

Exhibit No.	Description
10.29	Employment Agreement, dated October 31, 2007, between Patriot Coal Corporation and Mark N. Schroeder (Incorporated by reference to Exhibit 10.10 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.30	Employment Agreement, dated October 31, 2007, between Patriot Coal Corporation and Jiri Nemec (Incorporated by reference to Exhibit 10.11 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.31	Employment Agreement, dated October 31, 2007, between Patriot Coal Corporation and Charles A. Ebetino, Jr. (Incorporated by reference to Exhibit 10.12 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.32	Employment Agreement, dated October 31, 2007, between Patriot Coal Corporation and Joseph W. Bean (Incorporated by reference to Exhibit 10.13 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.33	Employment Agreement, dated October 31, 2007, between Patriot Coal Corporation and Irl F. Engelhardt (Incorporated by reference to Exhibit 10.14 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.34	Form of Non-Qualified Stock Option Agreement under the Patriot Coal Corporation 2007 Long-Term Equity Incentive Plan (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on October 29, 2007).
10.35	Form of Restricted Stock Unit Agreement under the Patriot Coal Corporation 2007 Long-Term Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on October 29, 2007).
10.36	Form of Restricted Stock Award Agreement under the Patriot Coal Corporation 2007 Long-Term Equity Incentive Plan (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K, filed on October 29, 2007).
10.37	Form of Deferred Stock Unit Award Agreement under the Patriot Coal Corporation 2007 Long-Term Equity Incentive Plan (Incorporated by reference to Exhibit 10.4 of the Registrant’s Current Report on Form 8-K, filed on October 29, 2007).
10.38	Patriot Coal Corporation 401(k) Retirement Plan (Incorporated by reference to Exhibit 10.15 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.39	Patriot Coal Corporation Supplemental 401(k) Retirement Plan (Incorporated by reference to Exhibit 10.16 of the Registrant’s Current Report on Form 8-K, filed on November 6, 2007).
10.40	Patriot Coal Corporation Credit Agreement, dated October 31, 2007, among Patriot Coal Corporation, Bank of America, N.A., as administrative agent, L/C Issuer and Swing Line Lender and the lenders from time to time party thereto (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on October 31, 2007).
10.41	Patriot Coal Corporation Pledge and Security Agreement, dated October 31, 2007, among Patriot Coal Corporation, certain subsidiaries of Patriot Coal Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K, filed on October 31, 2007).
10.42	Amendment No. 1 to the Separation Agreement, Plan of Reorganization and Distribution, dated November 1, 2007, between Peabody Energy Corporation and Patriot Coal Corporation (Incorporated by reference to Exhibit 10.42 of the Registrant’s Annual Report on Form 10-K, filed on December 31, 2007).
10.43	Amendment 1 to Master Coal Supply Agreement between Patriot Coal Sales LLC and COALSALES LLC, dated February 26, 2008 (Incorporated by reference to Exhibit 10.43 of the Registrant’s Annual Report on Form 10-K, filed on December 31, 2007).
10.44	Amendment 1 to Master Coal Supply Agreement between Patriot Coal Sales LLC and COALSALES II LLC, dated February 26, 2008 (Incorporated by reference to Exhibit 10.44 of the Registrant’s Annual Report on Form 10-K, filed on December 31, 2007).
10.45	Amendment 1 to Master Coal Supply Agreement between Patriot Coal Sales LLC and COALTRADE INTERNATIONAL LLC, dated February 26, 2008 (Incorporated by reference to Exhibit 10.45 of the Registrant’s Annual Report on Form 10-K, filed on December 31, 2007).

Exhibit No.	Description
10.46	Form of Registration Rights Agreement among Patriot Coal Corporation, ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P. (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on April 8, 2008).
10.47	Form of Support Agreement, dated as of April 2, 2008, between Patriot Coal Corporation and certain stockholders of Magnum Coal Company (Incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K, filed on April 8, 2008).
10.48	Voting and Standstill Agreement, dated as of April 2, 2008, among Patriot Coal Corporation, the stockholders whose names appears on the signature page thereto, ArcLight Energy Partners Fund I, L.P. and ArcLight Energy Partners Fund II, L.P., acting jointly, as stockholder representative (Included as Annex B to the proxy statement/prospectus that is part of this Registration Statement).
10.49	Amendment, dated as of April 2, 2008, to the Credit Agreement dated as of October 31, 2007, among Patriot Coal Corporation, Bank of America, N.A., as administrative agent, L/C Issuer and Swing Line Lender, and the lenders party thereto (Incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K, filed on April 8, 2008).
10.50	Purchase and Sale Agreement, dated as of December 31, 2005, between Arch Coal, Inc. and Magnum Coal Company.
10.51	Amendment No. 1 to the Purchase and Sale Agreement, dated as of February 7, 2006, to the Purchase and Sale Agreement, dated as of December 31, 2005, between Arch Coal, Inc. and Magnum Coal Company.
10.52	Amendment No. 2 to the Purchase and Sale Agreement, dated as of April 27, 2006, to the Purchase and Sale Agreement, dated as of December 31, 2005, between Arch Coal, Inc. and Magnum Coal Company.
10.53	Amendment No. 3 to the Purchase and Sale Agreement, dated as of August 29, 2007, to the Purchase and Sale Agreement, dated as of December 31, 2005, between Arch Coal, Inc. and Magnum Coal Company.
10.54	Amended and Restated Royalty Clarification Letter, dated March 26, 2008, among Magnum Coal Company, RoyaltyCo, LLC, Trout Coal Holdings, LLC, New Trout Coal Holdings II, LLC and Panther, LLC.
10.55	Employment Agreement, dated May 8, 2008, between Patriot Coal Corporation and Paul H. Vining (Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed on May 13, 2008).
21.1	List of Subsidiaries of Patriot Coal Corporation.
21.2	List of Subsidiaries of Magnum Coal Company.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
23.4	Consent of Weir International, Inc.
23.5	Consent of John T. Boyd Company.
23.6	Consent of Alpha Engineering Services, Inc.
23.7	Consent of Davis Polk & Wardwell (included in Exhibit 5.1).
99.1	Consent of Lehman Brothers.
99.2	Consent of Duff & Phelps, LLC (included in Annex D to the proxy statement/prospectus that is a part of this Registration Statement).
99.3	Form of Proxy Card for Special Meeting of Stockholders of Patriot Coal Corporation.
99.4	Consent of Robb E. Turner and John Erhard.

*	To be filed by amendment.